DUKE ENERGY.

# INVESTING FOR TOMORROW

2024 ANNUAL REPORT AND FORM 10-K

# Our Financial Highlights

| (In millions, except per share amounts) | 2024 | 2023 |
|---|---|---|
| **Operating Results** | | |
| Total operating revenues | $30,357 | $29,060 |
| Income from continuing operations | $4,604 | $4,329 |
| Net income | $4,614 | $2,874 |
| Net income available to Duke Energy Corporation common stockholders | $4,402 | $2,735 |
| **Cash Flow Data** | | |
| Net cash provided by operating activities | $12,328 | $9,878 |
| **Common Stock Data** | | |
| Shares of common stock outstanding | | |
| Year-end | 776 | 771 |
| Weighted average – basic and diluted | 772 | 771 |
| Reported earnings per share (GAAP) | $5.71 | $3.54 |
| Adjusted earnings per share (non-GAAP)[a] | $5.90 | $5.56 |
| Common stock dividends declared per share | $4.14 | $4.06 |
| **Balance Sheet Data** | | |
| Total assets | $186,343 | $176,893 |
| Long-term debt including finance leases, less current maturities | $76,340 | $72,452 |
| Total Duke Energy Corporation stockholders' equity | $50,127 | $49,112 |

### Earnings per share (in dollars)



5.71  5.90  3.54  5.56
2024  2023


■ Reported earnings per share (GAAP)  ■ Adjusted earnings per share (Non-GAAP)[a]

### Common stock dividends declared per share (in dollars)



4.14  4.06
2024  2023

### Capital and investment expenditures (dollars in billions)



12.3  12.6
2024  2023

(a) For further information on Adjusted earnings per share (non-GAAP), including a reconciliation to Reported earnings per share as prepared on a GAAP basis, please refer to disclosures related to Non-GAAP Financial Measures included within this 2024 Annual Report and Form 10-K.

# INVESTING FOR TOMORROW

## DEAR SHAREHOLDER:

As I reflect on the last decade, there are many years that I'm proud of, but perhaps none more than 2024.

We started the year with significant momentum, as we repositioned our investment proposition and transformed our business into a fully regulated utility. With a clear path to growth, we took every opportunity to deliver, building on our strong regulatory track record, advancing new generation and sustaining the industry-leading operational excellence for which our company is known.

We experienced energy demand thanks to strong residential customer growth and the expansion of new and existing businesses across our service territories. And we are taking the actions today to meet anticipated 3% to 4% load growth at the enterprise and 4% to 5% in the Carolinas beginning in 2027.

However, what fills me with the greatest sense of pride is the way we delivered for our customers and communities in their time of need. We experienced the most significant storm season in company history, responding to about 5.5 million outages from three back-to-back hurricanes. We restored our customers as quickly and safely as possible in some of the toughest conditions we've ever seen and rebuilt large portions of the system in a matter of days.

Our 26,000 employees banded together during these storms and demonstrated Duke Energy at its best. I know this team will respond with the same passion and unwavering commitment to our mission, creating value for our customers, communities and investors along the way.

Over the next decade, as we power a modern economy – one that's evolving rapidly thanks to growth in U.S. manufacturing, technology advancements and electrification – we are executing the largest infrastructure build we've ever undertaken.

# RISING TO THE OCCASION

## Historic Hurricane Response

Last year was largely defined by our response to hurricanes Debby, Helene and Milton – each of which devastated large swaths of our communities. In fact, Helene carved a 600-mile path of destruction impacting every one of our service territories from Florida to Indiana.

Over the course of the three storms, we assembled more than 20,000 resources from across the U.S. and Canada. Innovative thinking and creative solutions were needed to navigate the treacherous landscape and scale of destruction our front-line workers faced. Our crews used drones to assess damage and flew helicopters to set power poles. In western North Carolina, lineworkers hiked through mountainous, muddy terrain to help reconnect portions of the grid. Teams brought in mobile substations weighing hundreds of thousands of pounds.

From downed trees and branches falling on power lines to storm surge flooding our equipment – which causes almost immediate corrosion – our infrastructure was severely damaged by Hurricane Milton in Florida.

As the trifecta of hurricanes Debby, Helene and Milton devastated our service areas, the Duke Energy Foundation responded with same-day relief dollars, organized volunteer projects and supported our employees who were impacted by the storms with $400,000 in direct aid.

We were moved by our communities' outpouring of support and appreciation for our work during these historic storms. Our success in responding to storms of this magnitude was due to the tireless work of our employees and utility partners, collaboration with state and federal officials, near-constant communication with customers and stakeholders, and strategic preparation.

As a result of recent investments, we've seen significant customer benefits, with more than 550,000 customer outages avoided and 7 million hours of total outage time saved during Debby, Helene and Milton.

To advance our continuous, ongoing preparedness and resiliency work, we initiated our first formal analysis of climate and resiliency in 2023. It was conducted to help ensure a consistent and comprehensive approach, revealing ways to mitigate negative impacts to our Carolinas transmission and distribution system.

To expand upon this work, in 2024, we conducted a more comprehensive analysis that evaluated the possible impacts of climate hazards in 2050 – such as extreme heat, wind, flooding, precipitation, and extreme cold and ice – on major transmission, distribution, and generation assets and operations across all six of our regulated electric utilities, as well as the Piedmont Natural Gas (PNG) utility. We shared this study in late 2024 to provide our stakeholders with additional insight into the steps we're taking.

## Sustained Financial Performance

For the year, our adjusted earnings per share (EPS) were $5.90, finishing within our guidance range. Our results were driven by topline growth from rate cases and riders along with our growing generation fleet and grid improvements; these were partially offset by the impacts of the historic hurricane season and weak industrial volumes.

In 2024, we continued our track record of regulatory execution with the approval of $45 billion of rate-based investments. The regulatory work of the last two years minimizes rate case exposure in 2025 and 2026. We also advanced generation through our integrated resource plans (IRPs), Certificates of Public Convenience and Necessity (CPCNs) and other permitting approvals.

We delivered a total shareholder return of 15.5% as investors recognized the benefits of our simplified portfolio, track record of constructive regulatory outcomes and compelling growth story.

And we increased our dividend by 2% in 2024 – the 98th consecutive year we've paid quarterly cash dividends to our shareholders.

We enter 2025 in a position of strength and are excited about the future. This February, we announced our 2025 adjusted EPS guidance range of $6.17 to $6.42 per share. We extended our long-term growth rate of 5% to 7% through 2029, with growth driven by our solid, $83 billion capital plan. Our capital plan reflects significant generation infrastructure spending, driven by growing jurisdictions and underpinned by robust regulatory processes, including integrated resource plans (IRPs) and approved grid spending. All of this is supported by constructive regulatory frameworks in jurisdictions that are healthy and growing.

We remain committed to delivering on our earnings growth commitment and maintaining a strong balance sheet, while at the same time providing superior service to our customers and communities.

# EXECUTING OUR STRATEGY

In this new era of growing and dynamic energy demand, Duke Energy's strategy remains the same – to continue modernizing our grid and generation fleet while prioritizing reliability and affordability for our customers.

Meeting this growth will require three things – collaborating with stakeholders to advocate for constructive energy policy, transforming and readying the system and creating sustainable value for customers and shareholders.

## Collaborating with Stakeholders and Advocating for Constructive Policies

We made strong progress in 2024 working with an array of stakeholders at the federal, state and local levels. This work focused on policies to support investments in critical infrastructure necessary to provide reliable energy sources in the face of growing demand, the timely recovery

of and on these investments, and lowering the cost of energy for our customers.

At the state level, we advanced jurisdictional priorities at our commissions for the benefit of our communities. It was another busy rate case year, and I'm pleased to say we achieved constructive outcomes in our four rate cases throughout the year, including electric cases for Duke Energy Carolinas (DEC) in South Carolina, Duke Energy Florida (DEF), Duke Energy Indiana, and PNG in North Carolina. These rulings approve historic and future rate-based investments and minimize rate case exposure in 2025 and 2026.

We also advanced generation through our integrated resource plans (IRPs) filed in North Carolina, South Carolina, Indiana and Kentucky. These filings outline long-term plans to meet our customers' growing electricity demands. Importantly, the plans allow us to advance our near-term investments while preserving reliability and affordability as we meet our states' growing demand for power.

In North Carolina, we received CPCN approvals on over 2 gigawatts of natural gas generation. These projects advance our ability to meet the strong economic growth in the region, support local communities through these additions and continue our orderly transition out of aging coal plants. And in the first several weeks of 2025, we filed additional CPCNs for our next round of natural gas plants in the Carolinas and Indiana.

In Florida, we filed our Ten-Year Site Plan to the Florida Public Service Commission. This plan provides a description of the future electric generating unit additions and retirements to meet projected DEF customer resource needs for 2024 through 2033.

On the federal front, we continued to work closely with the Treasury Department on the nuclear production tax credits earned under the Inflation Reduction Act. As an operator of 11 low-cost nuclear units in the Carolinas, the credits provide a valuable means to pass on substantial savings to our customers. In 2024, we monetized more than $500 million in tax credits, which will benefit our customers over time.

We also continued to engage with policymakers on funding opportunities under the Infrastructure Investment and Jobs Act. We submitted seven concept papers to the Department of Energy (DOE) and supported two state-led applications in Indiana and North Carolina for grid resiliency and modernization funding. We were selected for four funding awards totaling over $70 million in grants, including the North Carolina state-led project that was awarded a $57 million grant for the North Carolina Innovative Transmission Rebuild Project, which will increase transmission capability in a climate-resilient design.

Certainly, 2024 was also an important election year, as energy priorities were at the forefront of the national conversation. We share the new administration's commitment to ensuring the availability of reliable and affordable energy to meet our country's aspirations for technology leadership and economic growth. These priorities align with our business strategy, and we look forward to working with President Trump, both parties in Congress and all our states to build, operate and protect the critical infrastructure needed to deliver on these goals.

## Transforming and Readying the System

Over the last year, we continued to make great progress executing our all-of-the-above generation strategy to replace aging infrastructure and meet our customers' energy demands – now and into the future.

### Generation Investments

An expansive and diverse economic development pipeline and continued operations in some of the fastest-growing and most attractive jurisdictions in the U.S. are accelerating the need for new generation in the near term. More than $35 billion of our five-year capital plan is devoted to generation investments and we expect that amount to increase over time. And as we continue to

focus on serving our customers, we have established ourselves as one of the largest clean energy producers in the U.S. offering competitive rates with leading reliability measures.

Our diverse mix of resources includes dispatchable natural gas, which is essential to maintaining reliability and affordability for customers and complements our renewables investment. As I mentioned above, we are starting construction on over 2 gigawatts of natural gas generation. By year-end 2029, we plan to have approximately 5 gigawatts of new natural gas in service across our jurisdictions.

We also continue our renewable generation build-out. Last year, we added another 300 megawatts in Florida, bringing the total of utility-owned solar in the state to 1,500 megawatts.

In the Carolinas, we're also completing annual solar procurements that will add approximately 1,500 megawatts to the grid each year, beginning in 2027.

To support this growth, we continue to bring on line new energy storage as we make progress toward our 2,700-megawatt storage goal for North Carolina and South Carolina by 2031. In 2024 we saw 55 megawatts of stand-alone storage come on line with an additional 175 megawatts in construction that is expected to begin operating this year. Finally, approximately 800 megawatts of new stand-alone storage projects were filed in 2024 for grid interconnection studies.

And we continued to invest in our valuable pumped-storage hydro generation. In 2024, we completed upgrades on our four units at Bad Creek Station in South Carolina, bringing its total capacity to more than 1,600 megawatts.

Nuclear remains the workhorse of our fleet, running nearly 95% of the time. We expect to soon receive a decision on our first subsequent license renewal application to extend the life of Oconee Nuclear Station. We are pursuing renewals for all 11 of our units and continue making important investments to ensure safe, reliable operation throughout their service lives.

We are seeing strong growth in our natural gas local distribution business and placed two new Energy Reliability Centers in service in North Carolina as part of the Eastern Carolinas Economic Expansion Project. In support of this project, Williams Transco placed the Southside Reliability Enhancement Project in service, providing current and future North Carolina customers access to much-needed natural gas. In addition, the Greenville County Reliability Project was placed in service, adding natural gas capacity to the rapidly growing Upstate region of South Carolina served by PNG.

## Grid Modernization

Working with stakeholders across our jurisdictions, we have tailored state-specific, multiyear investment plans that strengthen the grid. The grid is the backbone of the energy system and enables us to operate our all-of-the-above generation strategy. With generation coming on line at varying times, and a more dynamic customer use case, it is critical to invest in grid modernization infrastructure to meet the growing needs of our communities. This is why it accounts for 45% of our capital plan spending over the next five years as we improve the reliability and resiliency of our system.

As we continue to transform the largest transmission and distribution system in the country, we're making targeted investments across a variety of programs to improve the reliability and resiliency of our system.

In 2024, advanced, self-healing technology helped to avoid more than 2.3 million customer outages and saved more than 11 million hours of total outage time. Of those hours saved, 75% occurred during major storm events. About 60% of Duke Energy customers are served by self-healing, automated power restoration technology, with a goal of increasing that to more than 80% of customers in the coming years. This same self-healing technology also supports the two-way

power flows needed to support the sustainable, reliable integration of more renewable energy and distributed technologies on our system.

We continue to strengthen the grid against the reliability impacts of severe weather, including strategically upgrading wooden transmission poles to stronger steel and concrete, improving protections around equipment in flood-prone areas, and managing vegetation across our system to reduce outages and shorten outage time for customers. We are also increasing our physical security and cybersecurity and monitoring capabilities around substations and other essential equipment across our six-state service area, helping to ensure the service we provide remains reliable.

We are growing our system to serve rapidly increasing energy needs, expanding capacity as we see more industrial and commercial growth and increased technology demands, while also protecting reliability for our existing customers and keeping costs as low as possible. It is important that we stay ahead of this demand, and we will rely on a smarter grid and a diverse energy mix that includes carbon-free nuclear, natural gas and renewable energy sources to meet current and future energy needs in the communities we serve.

## Emerging Technologies

We continue to play an important role working with public and private sectors to help advance next-generation technologies.

We see promise in small modular and advanced nuclear reactor technologies. With support from the North Carolina Utilities Commission (NCUC) and the Public Service Commission of South Carolina (PSCSC), we continue to work on an early site permit application for a location near our Belews Creek Steam Station in North Carolina. In 2024, we completed initial field work, including monitoring well installations, core drilling and environmental studies, and started collecting weather data from our meteorological tower. We are focused on finalizing and submitting the early site permit application to the Nuclear Regulatory Commission in late 2025.

Earlier this year, we also announced our participation in a U.S. coalition on small modular reactors. Led by Tennessee Valley Authority, this public-private coalition submitted a DOE grant application for up to $800 million in federal funding, which would be used to help offset technology development costs for customers. We believe the DOE will select the grant recipients later this year.

We continue to test different energy storage chemistries, including fuel cells and long-duration batteries, as we look to extend storage capabilities and lower the cost of these technologies over time.

And our support for hydrogen technologies is ongoing, as well. We expect the first-ever U.S. commercial operation of a natural gas turbine on 100% green hydrogen at our DeBary, Florida, peaking power plant to be operational this year. Once on line, the hydrogen system will provide peak power at times of increased electricity demand.

## Creating Sustainable Value for Customers and Shareholders

At Duke Energy, customer needs – most importantly, reliability, resilience and affordability – are front and center.

To support these customer needs, we've been evaluating a merger of our DEC and Duke Energy Progress (DEP) utilities in North Carolina and South Carolina to create efficiencies, simplify operations and regulatory processes, and add operational flexibility. Through 2050, we believe this move could create more than $1 billion in customer savings. We are targeting 2027 for the effective date of the merger and anticipate filing for approval with the NCUC, PSCSC and Federal Energy Regulatory Commission in the second half of 2025.

In 2024, nearly $148 million was provided in energy bill assistance to Duke Energy customers,

supporting over 210,000 households through programs like Share the Light Fund®, Low-Income Home Energy Assistance Program and various other customer assistance programs. Duke Energy also focuses on reducing energy usage for our customers through our energy efficiency and weatherization programs.

We continue to transform the customer experience through our use of customer data to better inform operational priorities and performance levels. And that work continues to be recognized by our customers, with strong customer satisfaction scores in our jurisdictions including Piedmont, which was ranked No. 1 in customer satisfaction by J.D. Power for residential natural gas service in the South for the third year in a row. We are grateful to have the opportunity to provide essential services to our communities and serve our customers.

The path forward is clear as we navigate this decade of record infrastructure build, and we remain focused on delivering value to our shareholders, while meeting our customers' energy demands now and into the future.

# BUILDING ON A STRONG FOUNDATION

## Operational Excellence and Safety

All of our strategic progress is underpinned by a strong foundation and track record of safety and operational excellence.

We successfully managed the grid and operated our generation fleet with excellence across our jurisdictions.

In addition to unprecedented storm response, most of our service territories experienced above-average temperatures last summer, including the warmest July on record in Florida, new energy peaks in the Carolinas and weather alerts from PJM and MISO in the Midwest. In January 2025, due to 65 hours of freezing or below freezing temperatures, DEC and DEP achieved a new record combined peak usage. We prepared for the arrival of extreme weather and delivered on our customer commitments.

In 2024, our 11 nuclear units in the Carolinas achieved a capacity factor of 94.8% – marking the 26th consecutive year the fleet has exceeded a 90% or greater capacity factor. Our nuclear fleet achieved record safety performance in 2024 and completed a fifth consecutive year without a reportable environmental event. Our Regulated and Renewable Energy fleet performed exceptionally well. A strong year was capped with the addition of Lincoln 17 – the most efficient combustion turbine facility in Duke Energy's fleet.

In addition to an incredible front-line hurricane response, our Power Grid Operations team executed capital investment plans to improve reliability, implemented a process framework to realize efficiencies and helped create a wildfire risk and mitigation plan.

Our employees delivered strong safety results in 2024, consistent with our industry-leading performance levels since 2018. We expect to be the top company for safety total incident case rate compared to peer utilities for the 10th consecutive year. And we anticipate our gas operations organization to finish in the top 10%, according to a gas industry survey, for the fourth year in a row. Our commitment to continuous improvement around safety remains steadfast to ensure every employee returns home from work each and every day.

## Community Engagement and Foundation

At Duke Energy, we're focused on supporting the thriving economies and communities where we and our customers live and work.

The level of economic development success and growth experienced in our service territories is significantly above what we have experienced over the last two decades, and we anticipate even more growth in the near term. We successfully worked with our state partners to win 78 economic development projects in 2024 alone, representing approximately $26 billion in new capital investment and over 16,000 new jobs within our service territories.

Our economic development wins would not be possible without our world-class workforce. And their dedication continues in their communities with numerous service projects and financial contribution campaigns. In 2024, Duke Energy teammates volunteered over 101,000 hours in our Hours4Good and Teams4Good programs, helping nonprofit organizations that are important to them and pooling their hours to support a common cause. Employee contributions for our Power of Giving campaign last year reached an incredible $6.4 million with 4,831 causes supported.

Last year, the Duke Energy Foundation celebrated its 40th anniversary and $500 million milestone of investments to address the unique needs of its communities, including funding critical home repairs for seniors and providing food, housing and other essentials for families.

Our innovation and ability to positively impact the communities in which we operate continue to gain external recognition. This past year, Duke Energy was named one of America's most JUST Companies as well as one of the World's Most Admired Companies. We were also an EEI Emergency Response Award recipient.

# A NEW CHAPTER

Today's Duke Energy is in a strong and enviable position.

As many of you know, I announced my retirement effective April 1, 2025. It has been the honor of a lifetime to lead Duke Energy for the past 11 years as CEO.

In my first annual report letter in 2013, I vowed to you that "despite all that will be different in the years ahead, our customers and communities will remain at the heart of who we are and why we're here." I'm proud to say we've never wavered from that commitment.

I'm also proud that I'm stepping aside at a time when the fundamentals of the business have never been better. We have a simplified business model, modernized regulatory models, excellence in safety and operations, and a laser focus on delivering value. And underscoring it all is our highly skilled and innovative workforce that reflects our aspiration to mirror the customers and communities we serve.

Duke Energy is ready for a record decade of growth with Harry Sideris as its next leader. Harry is a 29-year veteran of the company with a background in nearly every facet of our business, including deep experience in engineering, operations, customer service, strategy, and stakeholder and regulatory engagement. Harry raised his hand for every challenging assignment, has a proven track record and will continue to lead this company to great success.

With Harry as CEO and a strong, experienced leadership team around him, Duke Energy is well positioned to execute the next phase of our business strategy and build a smarter energy future. I am confident in all that the company will achieve on behalf of our customers, shareholders and employees. I thank you for your confidence in me over the last 11 years and for your continued investment in Duke Energy.

Lynn J. Good
Chair and Chief Executive Officer

# OUR LEADERSHIP

## BOARD OF DIRECTORS



### DERRICK BURKS
*Retired Managing Partner of Ernst & Young, LLP, Indianapolis office*



### ANNETTE K. CLAYTON
*Former Chairwoman, North America Operations, Schneider Electric SA*



### THEODORE F. CRAVER, JR.
*Independent Lead Director**

*Retired Chairman, President and Chief Executive Officer, Edison International*



### ROBERT M. DAVIS
*Chairman and Chief Executive Officer, Merck & Co., Inc.*



### CAROLINE DORSA
*Retired Executive Vice President and Chief Financial Officer, Public Service Enterprise Group, Inc.*



### W. ROY DUNBAR
*Retired Chairman and Chief Executive Officer, Network Solutions, LLC*



### NICHOLAS C. FANANDAKIS
*Retired Executive Vice President, DuPont de Nemours, Inc. (formerly known as DowDuPont, Inc.)*



### LYNN J. GOOD
*Chair and Chief Executive Officer,**
*Duke Energy Corporation*



### JOHN T. HERRON
*Retired President, Chief Executive Officer and Chief Nuclear Officer, Entergy Nuclear*



### IDALENE F. KESNER
*Dean Emerita, Indiana University Kelley School of Business*



### E. MARIE MCKEE
*Retired Senior Vice President, Corning Incorporated*



### MICHAEL J. PACILIO
*Retired Executive Vice President and Chief Operating Officer, Exelon Generation, Exelon Corporation*



### HARRY K. SIDERIS
*President,**
*Duke Energy Corporation*



### THOMAS E. SKAINS
*Retired Chairman, President and Chief Executive Officer, Piedmont Natural Gas Company, Inc.*



### WILLIAM E. WEBSTER, JR.
*Retired Executive Vice President, Institute of Nuclear Power Operations*

---

*Effective April 1, 2025, Mr. Sideris will become President, CEO, and a member of the Board of Directors of Duke Energy Corporation; Ms. Good will retire from her roles with Duke Energy Corporation; and Mr. Craver will transition from Lead Independent Director to Chair of the Board of Directors of Duke Energy Corporation.

# OUR LEADERSHIP

## SENIOR MANAGEMENT COMMITTEE

 **LYNN J. GOOD**
*Chair and Chief Executive Officer\**

 **SCOTT L. BATSON**
*Senior Vice President and
Chief Power Grid Officer*

 **HARRY K. SIDERIS**
*President\**

 **BONNIE B. TITONE**
*Senior Vice President and
Chief Administrative Officer*

 **KODWO GHARTEY-TAGOE**
*Executive Vice President,
Chief Legal Officer and Corporate Secretary*

 **ALEXANDER J.
"SASHA" WEINTRAUB**
*Executive Vice President and
Chief Customer Officer*

 **T. PRESTON GILLESPIE**
*Executive Vice President,
Chief Generation Officer and
Enterprise Operational Excellence*

 **R. ALEXANDER GLENN**
*Executive Vice President and CEO,
Duke Energy Florida and Midwest*

 **JULIE S. JANSON**
*Executive Vice President and CEO,
Duke Energy Carolinas*

 **LOUIS E. RENJEL**
*Executive Vice President and
Chief Corporate Affairs Officer*

 **BRIAN D. SAVOY**
*Executive Vice President and
Chief Financial Officer*

*\*Effective April 1, 2025, Mr. Sideris will become President, CEO, and a member of the Board of Directors of Duke Energy Corporation, and Ms. Good will retire from her roles with Duke Energy Corporation.*

## Annual Meeting of Shareholders

Duke Energy's 2025 Annual Meeting of Shareholders will be:

Date:       May 1, 2025

Time:       1:00 p.m. Eastern time

Visit:      **www.virtualshareholdermeeting.com/DUK2025**

Audio broadcast:  **877.328.2502**

To participate in the online Annual Meeting, shareholders will need the 16-digit control number included in their Notice Regarding the Availability of Proxy Materials, in their proxy card, and in the instructions that accompanied their proxy materials.

## Shareholder Services

Shareholders may call Broadridge Corporate Issuer Solutions, LLC, Duke Energy's transfer agent and InvestorDirect Choice Plan Administrator, toll-free at **800.488.3853** or **754.238.3853** with questions about their stock accounts, legal transfer requirements, address changes, or replacement dividend checks. Additionally, registered shareholders can view their account online at **duke-energy.com/investors**. Send written requests to:

> Broadridge Shareholder Services
> c/o Broadridge Corporate Issuer Solutions, LLC
> P.O. Box 1342
> Brentwood, NY 11717-0718

For electronic correspondence, visit **shareholder@broadridge.com**.

## Stock Exchange Listing

Duke Energy's common stock is listed on the New York Stock Exchange. The Company's common stock trading symbol is DUK.

## Website Addresses

Company homepage: **duke-energy.com**
Investor Relations: **duke-energy.com/investors**

## InvestorDirect Choice Plan

The InvestorDirect Choice Plan provides a simple and convenient way to purchase common stock directly through the Company. Plan features include one-time or recurring monthly purchases through an ACH debit from your bank account, dividend reinvestment for all or a portion of your dividends, and online account access through a shareholder portal providing a convenient way to monitor and manage your investment.

## Financial Publications

Duke Energy's Annual Report and related financial publications can be found on our website at **duke-energy.com/investors**. Printed copies are also available free of charge upon request.

## Duplicate Mailings

If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements, and other shareholder information. Call Investor Relations for instructions on eliminating duplications or combining your accounts.

## Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, LLC maintains shareholder records and acts as transfer agent and registrar for the Company's common stock.

## Dividend Payment

Duke Energy has paid quarterly cash dividends on its common stock for 98 consecutive years. For the remainder of 2025, dividends on common stock are expected to be paid, subject to declaration by the Board of Directors, on **June 16**, **September 16**, and **December 16**.

## Bond Trustee

If you have questions regarding your bond account, call toll-free at **800.254.2826** or write to:

> The Bank of New York Mellon
> Global Trust Services
> 101 Barclay Street – 21st Floor
> New York, NY 10286

## Send Us Feedback

We welcome your opinion on this annual report. Please visit **duke-energy.com/investors**, where you can view and provide feedback on both the print and online versions of this report, or contact Investor Relations directly. Duke Energy is an equal opportunity employer. This report is published solely to inform shareholders and is not to be considered an offer, or the solicitation of an offer, to buy or sell securities.



FSC — MIX — Paper | Supporting responsible forestry — FSC® C110426

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# DUKE ENERGY CORPORATION

**Cautionary Statement Regarding Forward-Looking Information**

**Non-GAAP Financial Measures**

**2024
Form 10-K**

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from__________to__________

| Commission File Number | Registrant, State of Incorporation or Organization, Address of Principal Executive Offices, Zip Code and Telephone Number | IRS Employer Identification No. |
|---|---|---|
| 1-32853 | **DUKE ENERGY CORPORATION**<br>(a Delaware corporation) 525 South Tryon Street<br>Charlotte, North Carolina 28202 800-488-3853 | 20-2777218 |
| 1-4928 | **DUKE ENERGY CAROLINAS, LLC**<br>(a North Carolina limited liability company) 525 South Tryon Street<br>Charlotte, North Carolina 28202 800-488-3853 | 56-0205520 |
| 1-15929 | **PROGRESS ENERGY, INC.**<br>(a North Carolina corporation) 411 Fayetteville Street<br>Raleigh, North Carolina 27601 800-488-3853 | 56-2155481 |
| 1-3382 | **DUKE ENERGY PROGRESS, LLC**<br>(a North Carolina limited liability company) 411 Fayetteville Street<br>Raleigh, North Carolina 27601 800-488-3853 | 56-0165465 |
| 1-3274 | **DUKE ENERGY FLORIDA, LLC**<br>(a Florida limited liability company) 299 First Avenue North<br>St. Petersburg, Florida 33701 800-488-3853 | 59-0247770 |
| 1-1232 | **DUKE ENERGY OHIO, INC.**<br>(an Ohio corporation) 139 East Fourth Street<br>Cincinnati, Ohio 45202 800-488-3853 | 31-0240030 |
| 1-3543 | **DUKE ENERGY INDIANA, LLC**<br>(an Indiana limited liability company) 1000 East Main Street<br>Plainfield, Indiana 46168 800-488-3853 | 35-0594457 |
| 1-6196 | **PIEDMONT NATURAL GAS COMPANY, INC.**<br>(a North Carolina corporation) 525 South Tryon Street<br>Charlotte, North Carolina 28202 800-488-3853 | 56-0556998 |

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

| Registrant | Title of each class | Trading symbols | Name of each exchange on which registered |
|---|---|---|---|
| Duke Energy Corporation (Duke Energy) | Common Stock, $0.001 par value | DUK | New York Stock Exchange LLC |
| Duke Energy | 5.625% Junior Subordinated Debentures due September 15, 2078 | DUKB | New York Stock Exchange LLC |
| Duke Energy | Depositary Shares, each representing a 1/1,000th interest in a share of 5.75% Series A Cumulative Redeemable Perpetual Preferred Stock, par value $0.001 per share | DUK PR A | New York Stock Exchange LLC |
| Duke Energy | 3.10% Senior Notes due 2028 | DUK 28A | New York Stock Exchange LLC |
| Duke Energy | 3.85% Senior Notes due 2034 | DUK 34 | New York Stock Exchange LLC |

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

| | | | | | |
|---|---|---|---|---|---|
| Duke Energy | Yes ☒ | No ☐ | Duke Energy Florida, LLC (Duke Energy Florida) | Yes ☒ | No ☐ |
| Duke Energy Carolinas, LLC (Duke Energy Carolinas) | Yes ☒ | No ☐ | Duke Energy Ohio, Inc. (Duke Energy Ohio) | Yes ☒ | No ☐ |
| Progress Energy, Inc. (Progress Energy) | Yes ☐ | No ☒ | Duke Energy Indiana, LLC (Duke Energy Indiana) | Yes ☒ | No ☐ |
| Duke Energy Progress, LLC (Duke Energy Progress) | Yes ☒ | No ☐ | Piedmont Natural Gas Company, Inc. (Piedmont) | Yes ☒ | No ☐ |

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒ (Response applicable to all registrants.)

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrants have submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether Duke Energy is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐ Smaller Reporting Company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether each of Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont is a large accelerated filer, accelerated filer, non-accelerated filer, smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-accelerated Filer ☒ Smaller Reporting Company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark whether each of the registrants is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Estimated aggregate market value of the common equity held by nonaffiliates of Duke Energy at June 30, 2024. $77,292,284,116

Number of Shares of Common Stock Outstanding at January 31, 2025

| Registrant | Description | Shares |
|---|---|---|
| Duke Energy | Common stock, $0.001 par value | 776,461,008 |
| Duke Energy Carolinas | All of the registrant's limited liability company member interests are directly owned by Duke Energy. | N/A |
| Progress Energy | All of the registrant's common stock is directly owned by Duke Energy. | 100 |
| Duke Energy Progress | All of the registrant's limited liability company member interests are indirectly owned by Duke Energy. | N/A |
| Duke Energy Florida | All of the registrant's limited liability company member interests are indirectly owned by Duke Energy. | N/A |
| Duke Energy Ohio | All of the registrant's common stock is indirectly owned by Duke Energy. | 89,663,086 |
| Duke Energy Indiana | All of the registrant's limited liability company member interests are owned by a Duke Energy subsidiary that is 80.1% indirectly owned by Duke Energy. | N/A |
| Piedmont | All of the registrant's common stock is directly owned by Duke Energy. | 100 |

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Duke Energy definitive proxy statement for the 2025 Annual Meeting of the Shareholders or an amendment to this Annual Report are incorporated by reference into PART III, Items 10, 11 and 13 hereof.

This combined Form 10-K is filed separately by eight registrants: Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont (collectively the Duke Energy Registrants). Information contained herein relating to any individual registrant is filed by such registrant solely on its own behalf. Each registrant makes no representation as to information relating exclusively to the other registrants.

Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont meet the conditions set forth in General Instructions I(1)(a) and (b) of Form 10-K and are, therefore, filing this Form 10-K with the reduced disclosure format specified in General Instructions I(2) of Form 10-K.

Auditor Firm ID: 34 Auditor Name: Deloitte & Touche LLP Auditor Location: Charlotte, NC

**Cautionary Note Regarding Forward-Looking Information**

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions and can often be identified by terms and phrases that include "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," "guidance," "outlook," or other similar terminology. Various factors may cause actual results to be materially different than the suggested outcomes within forward-looking statements; accordingly, there is no assurance that such results will be realized. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see our Form 10-K for the year ended December 31, 2024, and Quarterly Reports on Form 10-Q filed with the SEC and available at the SEC's website at sec.gov. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than described. Forward-looking statements speak only as of the date they are made. Duke Energy expressly disclaims an obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

## NON-GAAP FINANCIAL MEASURES

**Adjusted Earnings per Share (EPS)**

Duke Energy's 2024 Annual Report references adjusted EPS for the year-to-date periods ended December 31, 2024, and 2023 of $5.90 and $5.56, respectively.

The non-GAAP financial measure, adjusted EPS, represents basic EPS from continuing operations available to Duke Energy Corporation common stockholders (GAAP reported EPS), adjusted for the per share impact of special items. As discussed below, special items represent certain charges and credits, which management believes are not indicative of Duke Energy's ongoing performance.

Management believes the presentation of adjusted EPS provides useful information to investors, as it provides them with an additional relevant comparison of Duke Energy's performance across periods. Management uses this non-GAAP financial measure for planning and forecasting, and for reporting financial results to the Duke Energy Board of Directors, employees, stockholders, analysts and investors. Adjusted EPS is also used as a basis for employee incentive bonuses. The most directly comparable GAAP measure for adjusted EPS is reported basic EPS available to Duke Energy Corporation common stockholders.

Special items included in the periods presented include the following items, which management believes do not reflect ongoing costs:

- Organizational Optimization represents costs associated with strategic repositioning to a fully regulated utility.

- Regulatory Matters primarily represents net impairment charges related to Duke Energy Carolinas' and Duke Energy Progress' North Carolina and South Carolina rate case orders and Duke Energy Carolinas' North Carolina rate case settlement, and charges related to Duke Energy Indiana post-retirement benefits.

- System Post-Implementation Costs represents the net impact of charges related to nonrecurring customer billing adjustments as a result of implementation of a new customer system.

- Preferred Redemption Costs represents charges related to the redemption of Series B Preferred Stock.

- Noncore Asset Sales and Net Impairments primarily represents charges related to certain joint venture electric transmission projects and certain renewable natural gas investments.

- Captive Storm Deductible represents charges related to an insurance deductible for Hurricane Helene property losses.

Discontinued operations primarily includes impairments on the sale of the Commercial Renewables business and results from Duke Energy's Commercial Renewables Disposal Groups.

Duke Energy's adjusted EPS may not be comparable to a similarly titled measure of another company because other companies may not calculate the measures in the same manner.

The following table presents a reconciliation of reported EPS to adjusted EPS for 2024 and 2023:

| (per share) | Years Ended December 31, | |
| --- | --- | --- |
| | **2024** | 2023 |
| Reported EPS | **$ 5.71** | $3.54 |
| Adjustments to Reported EPS: | | |
| Organizational Optimization | **—** | 0.13 |
| Regulatory Matters | **0.06** | 0.08 |
| System Post-Implementation Costs | **0.02** | — |
| Preferred Redemption Costs | **0.02** | — |
| Noncore Asset Sales and Net Impairments | **0.07** | — |
| Captive Storm Deductible | **0.02** | — |
| Discontinued Operations | **(0.01)** | 1.81 |
| Adjusted EPS* | **$ 5.90** | $5.56 |

\*    Total EPS may not foot due to rounding.

**Adjusted EPS Guidance**

Duke Energy's 2024 Annual Report references Duke Energy's forecasted 2024 adjusted earnings guidance and the 2025 adjusted EPS guidance range of $6.17 to $6.42 per share. In addition, the materials reference the long-term range of annual growth of 5% to 7% through 2029.

Forecasted adjusted EPS is a non-GAAP financial measure as it represents basic EPS from continuing operations available to Duke Energy Corporation common stockholders (GAAP reported EPS), adjusted for the per share impact of special items (as discussed above under Adjusted EPS). Due to the forward-looking nature of this non-GAAP financial measure for future periods, information to reconcile it to the most directly comparable GAAP financial measure is not available at this time, as management is unable to project all special items for future periods, such as legal settlements, the impact of regulatory orders or asset impairments.

TABLE OF CONTENTS

## FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2024



FORWARD LOOKING STATEMENTS

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions and can often be identified by terms and phrases that include "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," "guidance," "outlook" or other similar terminology. Various factors may cause actual results to be materially different than the suggested outcomes within forward-looking statements; accordingly, there is no assurance that such results will be realized. These factors include, but are not limited to:

- The ability to implement our business strategy, including meeting forecasted load growth demand, grid and fleet modernization objectives, and our carbon emission reduction goals, while balancing customer reliability and affordability;
- State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements and/or uncertainty of applicability or changes to such legislative and regulatory initiatives, including those related to climate change, as well as rulings that affect cost and investment recovery or have an impact on rate structures or market prices;
- The extent and timing of costs and liabilities to comply with federal and state laws, regulations and legal requirements related to coal ash remediation, including amounts for required closure of certain ash impoundments, are uncertain and difficult to estimate;
- The ability to timely recover eligible costs, including amounts associated with coal ash impoundment retirement obligations, asset retirement and construction costs related to carbon emissions reductions, and costs related to significant weather events, and to earn an adequate return on investment through rate case proceedings and the regulatory process;
- The costs of decommissioning nuclear facilities could prove to be more extensive than amounts estimated and all costs may not be fully recoverable through the regulatory process;
- The impact of extraordinary external events, such as a global pandemic or military conflict, and their collateral consequences, including the disruption of global supply chains or the economic activity in our service territories;
- Costs and effects of legal and administrative proceedings, settlements, investigations and claims;
- Industrial, commercial and residential decline in service territories or customer bases resulting from sustained downturns of the economy, storm damage, reduced customer usage due to cost pressures from inflation, tariffs, or fuel costs, worsening economic health of our service territories, reductions in customer usage patterns, or lower than anticipated load growth, particularly if usage of electricity by data centers is less than currently projected, energy efficiency efforts, natural gas building and appliance electrification, and use of alternative energy sources, such as self-generation and distributed generation technologies;
- Federal and state regulations, laws and other efforts designed to promote and expand the use of energy efficiency measures, natural gas electrification, and distributed generation technologies, such as private solar and battery storage, in Duke Energy service territories could result in a reduced number of customers, excess generation resources as well as stranded costs;
- Advancements in technology, including artificial intelligence;
- Additional competition in electric and natural gas markets and continued industry consolidation;
- The influence of weather and other natural phenomena on operations, financial position, and cash flows, including the economic, operational and other effects of severe storms, hurricanes, droughts, earthquakes and tornadoes, including extreme weather associated with climate change;
- Changing or conflicting investor, customer and other stakeholder expectations and demands, particularly regarding environmental, social and governance matters and costs related thereto;
- The ability to successfully operate electric generating facilities and deliver electricity to customers including direct or indirect effects to the Company resulting from an incident that affects the United States electric grid or generating resources;
- Operational interruptions to our natural gas distribution and transmission activities;
- The availability of adequate interstate pipeline transportation capacity and natural gas supply;
- The impact on facilities and business from a terrorist or other attack, war, vandalism, cybersecurity threats, data security breaches, operational events, information technology failures or other catastrophic events, such as severe storms, fires, explosions, pandemic health events or other similar occurrences;
- The inherent risks associated with the operation of nuclear facilities, including environmental, health, safety, regulatory and financial risks, including the financial stability of third-party service providers;
- The timing and extent of changes in commodity prices, including any impact from increased tariffs and interest rates, and the ability to timely recover such costs

through the regulatory process, where appropriate, and their impact on liquidity positions and the value of underlying assets;

- The results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings, interest rate fluctuations, compliance with debt covenants and conditions, an individual utility's generation portfolio, and general market and economic conditions;
- Credit ratings of the Duke Energy Registrants may be different from what is expected;
- Declines in the market prices of equity and fixed-income securities and resultant cash funding requirements for defined benefit pension plans, other post-retirement benefit plans and nuclear decommissioning trust funds;
- Construction and development risks associated with the completion of the Duke Energy Registrants' capital investment projects, including risks related to financing, timing and receipt of necessary regulatory approvals, obtaining and complying with terms of permits, meeting construction budgets and schedules and satisfying operating and environmental performance standards, as well as the ability to recover costs from customers in a timely manner, or at all;
- Changes in rules for regional transmission organizations, including changes in rate designs and new and evolving capacity markets, and risks related to obligations created by the default of other participants;
- The ability to control operation and maintenance costs;
- The level of creditworthiness of counterparties to transactions;
- The ability to obtain adequate insurance at acceptable costs and recover on claims made;

- Employee workforce factors, including the potential inability to attract and retain key personnel;
- The ability of subsidiaries to pay dividends or distributions to Duke Energy Corporation holding company (the Parent);
- The performance of projects undertaken by our businesses and the success of efforts to invest in and develop new opportunities;
- The effect of accounting and reporting pronouncements issued periodically by accounting standard-setting bodies and the SEC;
- The impact of United States tax legislation to our financial condition, results of operations or cash flows and our credit ratings;
- The impacts from potential impairments of goodwill or investment carrying values;
- Asset or business acquisitions and dispositions may not yield the anticipated benefits; and
- The actions of activist shareholders could disrupt our operations, impact our ability to execute on our business strategy, or cause fluctuations in the trading price of our common stock.

Additional risks and uncertainties are identified and discussed in the Duke Energy Registrants' reports filed with the SEC and available at the SEC's website at sec.gov. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than described. Forward-looking statements speak only as of the date they are made and the Duke Energy Registrants expressly disclaim an obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# GLOSSARY OF TERMS

The following terms or acronyms used in this Form 10-K are defined below:

| Term or Acronym | Definition |
|---|---|
| 2015 CCR Rule | A 2015 EPA rule establishing national regulations to provide a comprehensive set of requirements for the management and disposal of CCR from coal-fired power plants |
| 2021 Settlement | Settlement Agreement in 2021 among Duke Energy Florida, the Florida Office of Public Counsel, the Florida Industrial Power Users Group, White Springs Agricultural Chemicals, Inc. d/b/a PSC Phosphate and NUCOR Steel Florida, Inc. |
| 2024 CCR Rule | The EPA's Legacy CCR Surface Impoundments rule issued in April 2024 under the Resource Conservation and Recovery Act, which significantly expands the scope of the 2015 CCR Rule |
| ACP | Atlantic Coast Pipeline, LLC, a limited liability company owned by Dominion and Duke Energy |
| AFS | Available for Sale |
| AFUDC | Allowance for funds used during construction |
| AOCI | Accumulated Other Comprehensive Income (Loss) |
| ArcLight | ArcLight Capital Partners, LLC |
| ARO | Asset Retirement Obligation |
| ARM | Annual Review Mechanism |
| ATM | At-the-market |
| Audit Committee | Audit Committee of the Board of Directors |
| Bison | Bison Insurance Company Limited |
| Board of Directors | Duke Energy Board of Directors |
| Brookfield | Brookfield Renewable Partners L.P. |
| Brunswick | Brunswick Nuclear Plant |
| Cardinal | Cardinal Pipeline Company, LLC |
| Catawba | Catawba Nuclear Station |
| CC | Combined Cycle |
| CCR | Coal Combustion Residuals |
| CEP | Capital Expenditure Program |
| Cinergy | Cinergy Corp. (collectively with its subsidiaries) |
| Citrus County CC | Citrus County Combined Cycle Facility |
| $CO_2$ | Carbon Dioxide |
| Coal Ash Act | North Carolina Coal Ash Management Act of 2014 |
| the Company | Duke Energy Corporation and its subsidiaries |
| Commercial Renewables Disposal Groups | Commercial Renewables business segment, excluding the offshore wind contract for Carolina Long Bay, separated into the utility-scale solar and wind group, the distributed generation group and the remaining assets |
| COR | Costs of Removal |
| COVID-19 | Coronavirus Disease 2019 |
| CPCN | Certificate of Public Convenience and Necessity |
| CRC | Cinergy Receivables Company LLC |
| Crystal River Unit 3 | Crystal River Unit 3 Nuclear Plant |
| CT | Combustion Turbine |
| DATC | Duke-American Transmission Company, LLC |
| DECON | A method of decommissioning in which structures, systems, and components that contain radioactive contamination are removed from a site and safely disposed at a commercially operated low-level waste disposal facility, or decontaminated to a level that permits the site to be released for unrestricted use shortly after it ceases operation |
| DEFR | Duke Energy Florida Receivables, LLC |
| Deloitte | Deloitte & Touche LLP, and the member firms of Deloitte Touche Tohmatsu and their respective affiliates |
| DEPR | Duke Energy Progress Receivables, LLC |
| DERF | Duke Energy Receivables Finance Company, LLC |
| DOE | U.S. Department of Energy |
| Dominion | Dominion Energy, Inc. |
| Dth | Dekatherms |
| Duke Energy | Duke Energy Corporation (collectively with its subsidiaries) |
| Duke Energy Carolinas | Duke Energy Carolinas, LLC |
| Duke Energy Florida | Duke Energy Florida, LLC |
| Duke Energy Indiana | Duke Energy Indiana, LLC |
| Duke Energy Kentucky | Duke Energy Kentucky, Inc. |
| Duke Energy Ohio | Duke Energy Ohio, Inc. |
| Duke Energy Progress | Duke Energy Progress, LLC |
| Duke Energy Registrants | Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont |
| East Bend | East Bend Generating Station |
| EDIT | Excess deferred income tax |
| EE | Energy efficiency |
| EPA | U.S. Environmental Protection Agency |
| EPS | Earnings Per Share |
| ETR | Effective tax rate |
| EU&I | Electric Utilities and Infrastructure |
| Exchange Act | Securities Exchange Act of 1934 |
| FERC | Federal Energy Regulatory Commission |
| Form S-3 | Registration statement |
| FPSC | Florida Public Service Commission |
| FTR | Financial transmission rights |
| FV-NI | Fair Value Through Net Income |
| GAAP | Generally Accepted Accounting Principles in the United States |
| GAAP Reported Earnings | Net Income Available to Duke Energy Corporation common stockholders |
| GAAP Reported EPS | Basic EPS Available to Duke Energy Corporation common stockholders |
| GHG | Greenhouse Gas |
| GIC | GIC Private Limited |
| GU&I | Gas Utilities and Infrastructure |
| GWh | Gigawatt-hour |
| Hardy Storage | Hardy Storage Company, LLC |
| Harris | Shearon Harris Nuclear Plant |
| HB 951 | The Energy Solutions for North Carolina, or House Bill 951, passed in October 2021 |

| Term or Acronym | Definition |
|---|---|
| IMPA | Indiana Municipal Power Agency |
| IMR | Integrity Management Rider |
| IRA | Inflation Reduction Act |
| IRP | Integrated Resource Plans |
| IRS | Internal Revenue Service |
| ISO | Independent System Operator |
| ITC | Investment Tax Credit |
| IURC | Indiana Utility Regulatory Commission |
| Investment Trusts | Grantor trusts of Duke Energy Progress, Duke Energy Florida and Duke Energy Indiana |
| JDA | Joint Dispatch Agreement |
| KO Transmission | KO Transmission Company |
| KPSC | Kentucky Public Service Commission |
| LLC | Limited Liability Company |
| McGuire | McGuire Nuclear Station |
| MGP | Manufactured gas plant |
| MISO | Midcontinent Independent System Operator, Inc. |
| MTBE | Methyl tertiary butyl ether |
| MW | Megawatt |
| MWh | Megawatt-hour |
| MYRP | Multiyear rate plans |
| NCDEQ | North Carolina Department of Environmental Quality |
| NCEMC | North Carolina Electric Membership Corporation |
| NCI | Noncontrolling Interests |
| NCUC | North Carolina Utilities Commission |
| NDTF | Nuclear decommissioning trust funds |
| NMC | National Methanol Company |
| NOL | Net operating loss |
| NPNS | Normal purchase/normal sale |
| NRC | U.S. Nuclear Regulatory Commission |
| NYSE | New York Stock Exchange |
| Oconee | Oconee Nuclear Station |
| OPEB | Other Post-Retirement Benefit Obligations |
| the Parent | Duke Energy Corporation holding company |
| PBR | Performance-based regulation |
| PGA | Purchased Gas Adjustments |
| PHMSA | Pipeline and Hazardous Materials Safety Administration |
| Piedmont | Piedmont Natural Gas Company, Inc. |
| Pine Needle | Pine Needle LNG Company, LLC |

| Term or Acronym | Definition |
|---|---|
| Pioneer | Pioneer Transmission, LLC |
| PJM | PJM Interconnection, LLC |
| PMPA | Piedmont Municipal Power Agency |
| PISCC | Post-in-service carrying costs |
| PPA | Purchase Power Agreement |
| Progress Energy | Progress Energy, Inc. |
| PSCSC | Public Service Commission of South Carolina |
| PTC | Production Tax Credit |
| PUCO | Public Utilities Commission of Ohio |
| QF | Qualifying Facility |
| RCRA | The Resource Conservation and Recovery Act, a federal law that governs the disposal of hazardous and solid waste in the United States. |
| Relative TSR | TSR of Duke Energy stock relative to a predefined peer group |
| Robinson | Robinson Nuclear Plant |
| ROE | Return of equity |
| ROU | Right-of-use |
| RSU | Restricted Stock Unit |
| RTO | Regional Transmission Organization |
| Sabal Trail | Sabal Trail Transmission, LLC |
| SAFSTOR | A method of decommissioning in which a nuclear facility is placed and maintained in a condition that allows the facility to be safely stored and subsequently decontaminated to levels that permit release for unrestricted use |
| SEC | Securities and Exchange Commission |
| SPP | Storm Protection Plan |
| S&P | Standard & Poor's Rating Services |
| State utility commissions | NCUC, PSCSC, FPSC, PUCO, IURC, KPSC and TPUC (Collectively) |
| Subsidiary Registrants | Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont |
| Sutton | L.V. Sutton Combined Cycle Plant |
| the Tax Act | Tax Cuts and Jobs Act |
| TPUC | Tennessee Public Utility Commission |
| TSR | Total shareholder return |
| U.S. | United States |
| VIE | Variable Interest Entity |
| W.S. Lee CC | William States Lee Combined Cycle Facility |
| WVPA | Wabash Valley Power Association, Inc. |

# ITEM 1. BUSINESS

## DUKE ENERGY

### General

Duke Energy was incorporated on May 3, 2005, and is an energy company headquartered in Charlotte, North Carolina, subject to regulation by the FERC and other regulatory agencies listed below. Duke Energy operates in the U.S. primarily through its direct and indirect subsidiaries. Certain Duke Energy subsidiaries are also Subsidiary Registrants, including Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont. Operations in Kentucky are conducted through Duke Energy Ohio's wholly owned subsidiary, Duke Energy Kentucky. References herein to Duke Energy Ohio include Duke Energy Ohio and its subsidiaries, unless otherwise noted. When discussing Duke Energy's consolidated financial information, it necessarily includes the results of its separate Subsidiary Registrants, which along with Duke Energy, are collectively referred to as the Duke Energy Registrants.

The Duke Energy Registrants electronically file reports with the SEC, including Annual Reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to such reports.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at sec.gov. Additionally, information about the Duke Energy Registrants, including reports filed with the SEC, is available through Duke Energy's website at duke-energy.com. Such reports are accessible at no charge and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC.

### Business Segments

Duke Energy's segment structure includes two reportable business segments: Electric Utilities and Infrastructure (EU&I) and Gas Utilities and Infrastructure (GU&I). The remainder of Duke Energy's operations is presented as Other. Commercial Renewables is reported as discontinued operations and is no longer a reportable segment beginning in the fourth quarter of 2022. See Note 2 to the Consolidated Financial Statements, "Dispositions," for further details. Duke Energy's chief operating decision-maker routinely reviews financial information about each of these business segments in deciding how to allocate resources and evaluate the performance of the business. For additional information on each of these business segments, including financial and geographic information, see Note 3 to the Consolidated Financial Statements, "Business Segments." The following sections describe the business and operations of each of Duke Energy's business segments, as well as Other.

## ELECTRIC UTILITIES AND INFRASTRUCTURE

EU&I conducts operations primarily through the regulated public utilities of Duke Energy Carolinas, Duke Energy Progress, Duke Energy Florida, Duke Energy Indiana and Duke Energy Ohio. EU&I provides retail electric service through the generation, transmission, distribution and sale of electricity to approximately 8.6 million customers within the Southeast and Midwest regions of the U.S. The service territory is approximately 90,000 square miles across

six states with a total estimated population of 27 million. The operations include electricity sold wholesale to municipalities, electric cooperative utilities and other load-serving entities.

During 2021, Duke Energy executed an agreement providing for an investment by an affiliate of GIC in Duke Energy Indiana in exchange for a 19.9% minority interest issued by Duke Energy Indiana Holdco, LLC, the holding company for Duke Energy Indiana. The transaction was completed following two closings. Additionally, in November 2022, Duke Energy committed to a plan to sell the Commercial Renewables business segment, excluding the offshore wind contract for Carolina Long Bay, which was moved to EU&I. Duke Energy entered into purchase and sale agreements with affiliates of Brookfield for the sale of the utility-scale solar and wind group in June 2023 and with affiliates of ArcLight for the distributed generation group in July 2023. Both transactions closed in October 2023 and the sale of the remaining assets was concluded in January 2025. See Note 2 to the Consolidated Financial Statements, "Dispositions," for additional information.

Duke Energy owns a 50% interest in DATC. DATC owns 100% interest in DATC Path 15 Transmission LLC, which owns transmission rights in North America. In January 2025, Duke Energy entered into an agreement to sell its indirect 50% ownership interest in DATC Path 15 Transmission LLC. In November 2024, Duke Energy sold its 50% ownership interest in Pioneer. See Note 13 to the Consolidated Financial Statements, "Investments in Unconsolidated Affiliates" for further information.

The following map shows the service territory for EU&I as of December 31, 2024.



The electric operations and investments in projects are subject to the rules and regulations of the FERC, the NRC, the NCUC, the PSCSC, the FPSC, the IURC, the PUCO and the KPSC.

The following table represents the distribution of GWh billed sales by customer class for the year ended December 31, 2024.

|  | Duke Energy Carolinas | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|
| Residential | 33% | 27% | 50% | 37% | 29% |
| Commercial | 33% | 22% | 36% | 39% | 26% |
| Industrial | 22% | 14% | 7% | 22% | 30% |
| Total retail sales | 88% | 63% | 93% | 98% | 85% |
| Wholesale and other sales | 12% | 37% | 7% | 2% | 15% |
| Total sales | 100% | 100% | 100% | 100% | 100% |

The number of retail customers within the EU&I service territory is expected to increase over time. Weather-normal sales volumes have shown growth in 2024 compared to 2023 due primarily to strong residential customer growth and strength in the commercial sector including data center usage. Industrial sales remained soft due to overall weakness across the class, including some manufacturing plant closings in certain jurisdictions, impacts of continued high interest rates, and difficulty hiring qualified labor. The impact on customers' usage of electricity from these factors and other potential economic dynamics continues to be monitored. Over a longer time frame, it is expected that the continued adoption of more efficient housing and appliances will have a negative impact on average usage per residential customer; however, decoupled rates in North Carolina and various rate design mechanisms in other jurisdictions partially mitigate the impact of the declining usage per customer on overall profitability. Commercial and industrial sales volumes are expected to grow over this longer time frame as sales benefit from a robust economic development portfolio.

**Seasonality and the Impact of Weather**

Revenues and costs are influenced by seasonal weather patterns. Peak sales of electricity occur during the summer and winter months, which results in higher revenue and cash flows during these periods. By contrast, lower sales of electricity occur during the spring and fall, allowing for scheduled plant maintenance. Residential and commercial customers are typically more impacted by weather than industrial customers, although decoupling mechanisms in certain jurisdictions may mitigate some of the weather impacts. Estimated weather impacts are based on actual current period weather compared to normal weather conditions. Normal weather conditions are defined as the long-term average of actual historical weather conditions.

The estimated impact of weather on earnings is based on the temperature variances from a normal condition and customers' historic usage patterns. The methodology used to estimate the impact of weather does not consider all variables that may impact customer response to weather conditions such as humidity in the summer or wind chill in the winter. The precision of this estimate may also be impacted by applying long-term weather trends to shorter-term periods. Estimates of weather impacts may be more difficult to determine during periods of extreme or more volatile weather. An unusually active hurricane season that impacted the Florida and Carolinas territories was also considered when quantifying the impacts of weather for 2024. Declines in usage caused by outage durations related to hurricanes Helene and Milton were estimated and included as an impact due to weather.

Heating degree days measure the variation in weather based on the extent the average daily temperature falls below a base temperature. Cooling degree days measure the variation in weather based on the extent the average daily temperature rises above the base temperature. Each degree of temperature below the base temperature counts as one heating degree day and each degree of temperature above the base temperature counts as one cooling degree day.

**Competition**

*Retail*

EU&I's businesses operate as the sole supplier of electricity within their service territories, with the exception of Ohio, which has a competitive electricity supply market for generation service. EU&I owns and operates facilities necessary to generate, transmit, distribute and sell electricity. Services are priced by state commission-approved rates designed to include the costs of providing these services and a reasonable return on invested capital. This regulatory policy is intended to provide safe and reliable electricity at fair prices.

In Ohio, EU&I conducts competitive auctions for electricity supply. The cost of energy purchased through these auctions is recovered from retail customers. EU&I earns retail margin in Ohio on the transmission and distribution of electricity, but not on the cost of the underlying energy.

Competition in the regulated electric distribution business is primarily from the development and deployment of alternative energy sources including on-site generation from industrial customers and distributed generation, such as private solar, at residential, commercial and/or industrial customer sites.

*Wholesale*

Duke Energy competes with other utilities and merchant generators for bulk power sales, sales to municipalities and cooperatives and wholesale transactions under primarily cost-based contracts approved by FERC. The principal factors in competing for these sales are availability of capacity and power, reliability of service and price. Prices are influenced primarily by market conditions and fuel costs.

Increased competition in the wholesale electric utility industry and the availability of transmission access could affect EU&I's load forecasts, plans for power supply and wholesale energy sales and related revenues. Wholesale energy sales will be impacted by the extent to which additional generation is available to sell to the wholesale market and the ability of EU&I to attract new customers and to retain existing customers.

**Energy Capacity and Resources**

EU&I owns approximately 55,139 MW of generation capacity. For additional information on owned generation facilities, see Item 2, "Properties."

Energy and capacity to serve customers are also supplied through contracts with other generators and purchased on the open market. Factors that could cause EU&I to purchase power for its customers may include, but are not limited to, generating plant outages, extreme weather conditions, generation reliability, demand growth and price. EU&I has interconnections and arrangements with its neighboring utilities to facilitate planning, emergency assistance, sale and purchase of capacity and energy and reliability of power supply.

EU&I's generation portfolio is a balanced mix of energy resources having different operating characteristics and fuel sources designed to provide energy at the lowest cost to meet its obligation to serve retail customers. All options, including owned generation resources and purchased power opportunities, are continually evaluated on a real-time basis to select and dispatch the lowest-cost resources available to meet system load requirements.

**Sources of Electricity**

EU&I relies principally on natural gas, nuclear fuel and coal for its generation of electricity. The following table lists sources of electricity and fuel costs for the three years ended December 31, 2024.

| | Generation by Source | | | Cost of Delivered Fuel per Net Kilowatt-hour Generated (Cents) | | |
|---|---|---|---|---|---|---|
| | 2024 | 2023 | 2022 | 2024 | 2023 | 2022 |
| Natural gas and fuel oil[a] | **34.7%** | 33.3% | 34.2% | **3.39** | 3.81 | 6.35 |
| Nuclear[a] | **27.5%** | 28.4% | 26.6% | **0.58** | 0.58 | 0.58 |
| Coal[a] | **14.1%** | 12.8% | 13.5% | **4.09** | 4.07 | 3.43 |
| All fuels (cost based on weighted average)[a] | **76.3%** | 74.5% | 74.3% | **2.51** | 2.63 | 3.75 |
| Hydroelectric and solar[b] | **1.9%** | 1.8% | 1.5% | | | |
| Total generation | **78.2%** | 76.3% | 75.8% | | | |
| Purchased power and net interchange | **21.8%** | 23.7% | 24.2% | | | |
| Total sources of energy | **100.0%** | 100.0% | 100.0% | | | |

(a)  Statistics related to all fuels reflect EU&I's public utility ownership interest in jointly owned generation facilities.
(b)  Generating figures are net of output required to replenish pumped-storage facilities during off-peak periods.

*Natural Gas and Fuel Oil*

Natural gas and fuel oil supply, transportation and storage for EU&I's generation fleet is purchased under standard industry agreements from various suppliers, including Piedmont. Natural gas supply agreements typically provide for a percentage of forecasted burns being procured over time, with varied expiration dates. EU&I believes it has access to an adequate supply of natural gas and fuel oil for the reasonably foreseeable future.

EU&I has certain dual-fuel generating facilities that can operate utilizing both natural gas and fuel oil. The cost of EU&I's natural gas and fuel oil is fixed price or determined by published market prices as reported in certain industry publications, plus any transportation and freight costs. Duke Energy Carolinas, Duke Energy Progress, Duke Energy Florida and Duke Energy Indiana use derivative instruments to manage a portion of their exposure to price fluctuations for natural gas. Duke Energy Florida has agreed to not enter any new financial natural gas hedging contracts through December 2027.

EU&I has firm interstate and intrastate natural gas transportation agreements and storage agreements in place to support generation needed for load requirements. EU&I may purchase additional shorter-term natural gas transportation and utilize natural gas interruptible transportation agreements to support generation needed for load requirements. The EU&I natural gas plants are served by various supply zones and multiple pipelines.

*Nuclear*

The industrial processes for producing nuclear generating fuel generally involve the mining and milling of uranium ore to produce uranium concentrates and services to convert, enrich and fabricate fuel assemblies.

EU&I has contracted for uranium materials and services to fuel its nuclear reactors. Uranium concentrates, conversion services and enrichment services are primarily met through a diversified portfolio of long-term supply contracts. The contracts are diversified by supplier, country of origin and pricing. EU&I staggers its contracting so that its portfolio of long-term contracts covers the majority of its fuel requirements in the near term and decreasing portions of its fuel requirements over time thereafter. Near-term requirements not met by long-term supply contracts have been and are expected to be fulfilled with spot market purchases. Due to the technical complexities of changing suppliers of fuel fabrication services, EU&I generally source these services to a single domestic supplier on a plant-by-plant basis using multiyear contracts.

EU&I has entered into fuel contracts that cover 100% of its uranium concentrates through at least 2029, 100% of its conversion services through at least 2034, 100% of its enrichment services through at least 2033, and 100% of its fabrication services requirements for these plants through at least 2027. For future requirements not already covered under long-term contracts, EU&I believes it will be able to renew contracts as they expire or enter into similar contractual arrangements with other suppliers of nuclear fuel materials and services.

*Coal*

EU&I meets its coal demand through a portfolio of long-term purchase contracts and short-term spot market purchase agreements. Large amounts of coal are purchased under long-term contracts with mining operators who mine both underground and at the surface. EU&I uses spot market purchases to meet coal requirements not met by long-term contracts. Expiration dates for its long-term contracts, which may have various price adjustment provisions and market reopeners, range from 2025 to 2029 for Duke Energy Carolinas and Duke Energy Progress, 2025 to 2028 for Duke Energy Florida, 2025 to 2027 for Duke Energy Ohio and 2025 to 2030 for Duke Energy Indiana. EU&I expects to renew these contracts or enter into similar contracts with other suppliers as existing contracts expire, though prices will fluctuate over time as coal markets change. EU&I has an adequate supply of coal under contract to meet its risk management guidelines regarding projected future consumption. Coal inventory levels may fluctuate as a result of volatility in natural gas prices and the associated impacts on coal-fired dispatch within the generation fleet. EU&I continues to actively manage its portfolio and has worked with suppliers to obtain increased flexibility in its coal contracts.

Coal purchased for the Carolinas is primarily produced from mines in Central Appalachia, Northern Appalachia and the Illinois Basin. Coal purchased for Florida is primarily produced from mines in the Illinois Basin. Coal purchased for Kentucky is primarily produced from mines along the Ohio River in Illinois, Kentucky, Ohio, West Virginia and Pennsylvania. Coal purchased for Indiana is primarily produced in Indiana and Illinois. There are adequate domestic coal reserves to serve EU&I's coal generation needs through end of life. The current average sulfur content of coal purchased by EU&I is between 0.5% and 3.5% for Duke Energy Carolinas and Duke Energy Progress, between 1.0% and 3.5% for Duke Energy Florida, between 1.5% and 4.0% for Duke Energy Ohio and between 1.0% and 4.0% for Duke Energy Indiana. EU&I's environmental controls, in combination with the use of sulfur dioxide ($SO_2$) emission allowances, enable EU&I to satisfy current $SO_2$ emission limitations for its existing facilities.

*Purchased Power*

EU&I acquires a portion of its capacity and system requirements through purchase obligations, leases and purchase capacity contracts. EU&I believes it can obtain adequate purchased power capacity to meet future system load needs. However, during periods of high demand, the price and availability of purchased power may be significantly affected.

The following table summarizes purchased power for the previous three years:

| | 2024 | 2023 | 2022 |
|---|---|---|---|
| Purchase obligations and leases (in millions of MWh)[a] | **32.1** | 37.6 | 41.2 |
| Purchase capacity under contract (in MW)[b] | **3,202** | 3,997 | 4,028 |

(a) Represents approximately 12% of total system requirements for 2024, 15% for 2023 and 16% for 2022.
(b) These agreements include approximately 182 MW of firm capacity for 2024, and 412 MW of firm capacity for 2023 and 2022 under contract by Duke Energy Florida with QFs.

### Inventory

EU&I must maintain an adequate stock of fuel and materials and supplies in order to ensure continuous operation of generating facilities and reliable delivery to customers. As of December 31, 2024, the inventory balance for EU&I was approximately $4.4 billion. For additional information on inventory, see Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies."

### Ash Basin Management

The EPA has issued regulations related to the management of CCR from power plants, including the 2015 and 2024 CCR Rules. These regulations classify CCR as nonhazardous waste under RCRA and apply to electric generating sites with new and existing landfills and new and existing surface impoundments and establish requirements regarding design and operating criteria, groundwater monitoring and corrective action, closure requirements and post-closure care, and recordkeeping, notifications, and internet posting requirements for the disposal and management of CCR. In addition to the federal regulations, CCR landfills and surface impoundments (ash basins or impoundments) will continue to be regulated by existing state laws, regulations and permits, such as the North Carolina Coal Ash Management Act of 2014 (Coal Ash Act).

EU&I has and will periodically submit to applicable authorities required site-specific coal ash impoundment remediation or closure plans. Closure plans must be approved and all associated permits issued before any work can begin. At all sites requiring CCR closure and groundwater remediation, closure methods and groundwater corrective action remedies have been studied and factored into the estimated retirement and management costs.

The 2015 and 2024 EPA CCR Rules and the Coal Ash Act leave the decision on cost recovery determinations related to closure of coal ash surface impoundments to the normal ratemaking processes before utility regulatory commissions. Duke Energy's electric utilities have included compliance costs associated with federal and state requirements in their respective rate proceedings. Additionally, Duke Energy Carolinas' and Duke Energy Progress' wholesale contracts were amended to include the recovery of expenditures related to AROs for the closure of coal ash basins. The amended contracts have retail disallowance parity or provisions limiting challenges to CCR cost recovery actions at FERC. For additional information on the ash basins and recovery, see Item 7, "Other Matters" and Notes 4, 5 and 10 to the Consolidated Financial Statements, "Regulatory Matters," "Commitments and Contingencies" and "Asset Retirement Obligations," respectively.

### Nuclear Matters

Duke Energy owns, wholly or partially, 11 operating nuclear reactors located at six operating stations. The Crystal River Unit 3 permanently ceased operation in February 2013. Nuclear insurance includes: nuclear liability coverage; property damage coverage; nuclear accident decontamination and premature decommissioning coverage; and accidental outage coverage for losses in the event of a major accidental outage. Joint owners reimburse Duke Energy for certain expenses associated with nuclear insurance in accordance with joint owner agreements. The Price-Anderson Act requires plant owners to provide for public nuclear liability claims resulting from nuclear incidents to the maximum total financial protection liability, which is approximately $16.2 billion. For additional information on nuclear insurance, see Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies."

Duke Energy has a significant future financial commitment to dispose of spent nuclear fuel and decommission and decontaminate each plant safely. The NCUC and the PSCSC require Duke Energy Carolinas and Duke Energy Progress to update cost estimates for decommissioning their nuclear plants every five years. The nuclear decommissioning liabilities are assessed and updated based on changes in cash flows provided in new studies as well as annual assessments to evaluate whether any indicators suggest a change in the estimate of the ARO is necessary.

The following table summarizes the fair value of NDTF investments and the most recent site-specific nuclear decommissioning cost studies. Decommissioning costs are stated in 2023 or 2024 dollars, depending on the year of the cost study, and include costs to decommission plant components not subject to radioactive contamination.

| (in millions) | NDTF | | Decommissioning Costs | Year of Cost Study |
|---|---|---|---|---|
| | December 31, 2024 | December 31, 2023 | | |
| Duke Energy | **$11,435** | $10,143 | **$9,031** | 2023 or 2024 |
| Duke Energy Carolinas[a] | **6,468** | 5,686 | **4,439** | 2023 |
| Progress Energy | **4,967** | 4,457 | **4,592** | 2024 |
| Duke Energy Progress[b] | **4,636** | 4,075 | **4,477** | 2024 |
| Duke Energy Florida[c] | **331** | 382 | **115** | N/A |

(a) Decommissioning costs for Duke Energy Carolinas reflects its ownership interest in jointly owned reactors. Other joint owners are responsible for decommissioning costs related to their interest in the reactors. Duke Energy Carolinas' site-specific nuclear decommissioning cost study and a funding study were filed with the NCUC and PSCSC in 2024.
(b) Duke Energy Progress' site-specific nuclear decommissioning cost study was filed with the NCUC and PSCSC in February 2025. An updated funding study will be completed and filed with the NCUC and PSCSC in 2025.
(c) During 2019, Duke Energy Florida reached an agreement to transfer decommissioning work for Crystal River Unit 3 to a third party and decommissioning costs are based on the agreement with this third party rather than a cost study. Regulatory approval was received from the NRC and the FPSC in April 2020 and August 2020, respectively. Duke Energy Florida provides the FPSC periodic reports on the status and progress of decommissioning activities.

The NCUC, PSCSC, FPSC and FERC have allowed EU&I to recover estimated decommissioning costs through retail and wholesale rates over the expected remaining service periods of their nuclear stations. EU&I believes the decommissioning costs being recovered through rates, when coupled with the existing fund balances and expected fund earnings, will be sufficient to provide for the cost of future decommissioning. For additional information, see Note 10 to the Consolidated Financial Statements, "Asset Retirement Obligations."

The Nuclear Waste Policy Act of 1982 (as amended) provides the framework for development by the federal government of interim storage and permanent disposal facilities for high-level radioactive waste materials. The government has not yet developed a storage facility or disposal capacity, so EU&I will continue to store spent fuel on its reactor sites.

Under federal law, the DOE is responsible for the selection and construction of a facility for the permanent disposal of spent nuclear fuel and high-level radioactive waste. The DOE terminated the project to license and develop a geologic repository at Yucca Mountain, Nevada in 2010, and is currently taking no action to fulfill its responsibilities to dispose of spent fuel.

Until the DOE begins to accept the spent nuclear fuel, Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida will continue to safely manage their spent nuclear fuel. Under current regulatory guidelines, Harris has sufficient storage capacity in its spent fuel pools through the expiration of its renewed operating license. With certain modifications and approvals by the NRC to expand the on-site dry cask storage facilities, spent nuclear fuel dry storage facilities will be sufficient to provide storage space of spent fuel through the expiration of the operating licenses, including any license renewals, for Brunswick, Catawba, McGuire, Oconee and Robinson. Crystal River Unit 3 ceased operation in 2013 and was placed in a SAFSTOR condition in January 2018. As of January 2018, all spent fuel at Crystal River Unit 3 has been transferred from the spent fuel pool to dry storage at an on-site independent spent fuel storage installation.

The nuclear power industry faces uncertainties with respect to the cost and long-term availability of disposal sites for spent nuclear fuel and other radioactive waste, compliance with changing regulatory requirements, capital outlays for modifications and new plant construction.

EU&I is subject to the jurisdiction of the NRC for the design, construction and operation of its nuclear generating facilities. The following table includes the current year of expiration of nuclear operating licenses for nuclear stations in operation. In June 2021, Duke Energy Carolinas filed a subsequent license renewal application for Oconee with the NRC to renew Oconee's operating license for an additional 20 years. Duke Energy has announced its intention to seek 20-year operating license renewals for each of the reactors it operates in Duke Energy Carolinas and Duke Energy Progress. See Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for additional information.

| Unit | Year of Expiration |
|---|---|
| **Duke Energy Carolinas** | |
| Catawba Units 1 and 2 | 2043 |
| McGuire Unit 1 | 2041 |
| McGuire Unit 2 | 2043 |
| Oconee Units 1 and 2 | 2033 |
| Oconee Unit 3 | 2034 |
| **Duke Energy Progress** | |
| Brunswick Unit 1 | 2036 |
| Brunswick Unit 2 | 2034 |
| Harris | 2046 |
| Robinson | 2030 |

The NRC has acknowledged permanent cessation of operation and permanent removal of fuel from the reactor vessel at Crystal River Unit 3. Therefore, the license no longer authorizes operation of the reactor. For additional information on nuclear decommissioning activity, see Note 10 to the Consolidated Financial Statements, "Asset Retirement Obligations."

**Regulation**

*State*

The state utility commissions approve rates for Duke Energy's retail electric service within their respective states. The state utility commissions, to varying degrees, have authority over the construction and operation of EU&I's generating facilities. CPCNs issued by the state utility commissions, as applicable, authorize EU&I to construct and operate its electric facilities and to sell electricity to retail and wholesale customers. Prior approval from the relevant state utility commission is required for the entities within EU&I to issue securities. The underlying concept of utility ratemaking is to set rates at a level that allows the utility to collect revenues equal to its cost of providing service plus earn a reasonable rate of return on its invested capital, including equity.

In addition to rates approved in base rate cases, each of the state utility commissions allow recovery of certain costs through various cost recovery clauses to the extent the respective commission determines in periodic hearings that such costs, including any past over or under-recovered costs, are prudent.

Fuel, fuel-related costs and certain purchased power costs are eligible for recovery by EU&I. EU&I uses coal, hydroelectric, natural gas, oil, renewable generation and nuclear fuel to generate electricity, thereby maintaining a diverse fuel mix that helps mitigate the impact of cost increases in any one fuel. Due to the associated regulatory treatment and the method allowed for recovery, changes in fuel costs from year to year have no material impact on operating results of EU&I, unless a commission finds a portion of such costs to have been imprudent. However, delays between the expenditure for fuel costs and recovery from customers can adversely impact the timing of cash flows of EU&I.

PART I

The table below reflects significant electric rate case applications approved and effective in the past three years and applications currently pending approval.

| | Regulatory Body | Revenue Increase (Decrease) (in millions) | Return on Equity | Equity Component of Capital Structure | Effective Date |
|---|---|---|---|---|---|
| **Approved Rate Cases:** | | | | | |
| Duke Energy Indiana 2024 Rate Case | IURC | $385 | 9.75% | 53% | March 2025 |
| Duke Energy Florida 2024 Rate Case[a] | FPSC | 203 | 10.3% | 53% | January 2025 |
| Duke Energy Carolinas 2024 South Carolina Rate Case | PSCSC | 150 | 9.94% | 51.21% | August 2024 |
| Duke Energy Carolinas 2023 North Carolina Rate Case[b] | NCUC | 768 | 10.1% | 53% | January 2024 |
| Duke Energy Kentucky 2022 Kentucky Electric Rate Case[c] | KPSC | 48 | 9.75% | 52.145% | October 2023 |
| Duke Energy Progress 2022 North Carolina Rate Case[d] | NCUC | 494 | 9.8% | 53% | October 2023 |
| Duke Energy Progress 2022 South Carolina Rate Case | PSCSC | 36 | 9.6% | 52.43% | April 2023 |
| Duke Energy Ohio 2021 Ohio Electric Rate Case | PUCO | 23 | 9.5% | 50.5% | January 2023 |
| Duke Energy Florida 2021 Settlement agreement[e] | FPSC | 195 | 9.85% | 53% | January 2022 |
| **Pending Rate Cases:** | | | | | |
| Duke Energy Kentucky 2024 Kentucky Electric Rate Case | KPSC | 70 | 10.85% | 52.728% | July 2025 |

(a) In Year 2, rates will increase by $59 million. Rate increases for new solar investments were also approved along with the 10.3% ROE midpoint. For more details, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

(b) Of the total rate case increase, Year 1, 2 and 3 rates are approximately 57%, 22% and 21%, respectively.

(c) An ROE of 9.65% for electric riders was approved.

(d) Of the total rate increase, Year 1, 2 and 3 rates are approximately 49%, 24% and 27%, respectively.

(e) Based on initial settlement. Year 1, 2 and 3 rates are approximately 34%, 25% and 41%, respectively, with 9.85% as the original ROE midpoint. For more details, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

### Federal

The FERC approves EU&I's cost-based rates for electric sales to certain power and transmission wholesale customers. Regulations of FERC and the state utility commissions govern access to regulated electric and other data by nonregulated entities and services provided between regulated and nonregulated energy affiliates. These regulations affect the activities of nonregulated affiliates with EU&I.

### RTOs

PJM and MISO are the ISOs and FERC-approved RTOs for the regions in which Duke Energy Ohio and Duke Energy Indiana operate. PJM and MISO operate energy, capacity and other markets, and control the day-to-day operations of bulk power systems through central dispatch.

Duke Energy Ohio is a member of PJM and Duke Energy Indiana is a member of MISO. Transmission owners in these RTOs have turned over control of their transmission facilities and their transmission systems are currently under the dispatch control of the RTOs. Transmission service is provided on a regionwide, open-access basis using the transmission facilities of the RTO members at rates based on the costs of transmission service.

### Environmental

EU&I is subject to the jurisdiction of the EPA and state and local environmental agencies. For a discussion of environmental regulation, see "Environmental Matters" in this section. See the "Other Matters" section of Item 7 Management's Discussion and Analysis for a discussion about potential Global Climate Change legislation and other EPA regulations under development and the potential impacts such legislation and regulation could have on Duke Energy's operations.

### GAS UTILITIES AND INFRASTRUCTURE

GU&I conducts natural gas operations primarily through the regulated public utilities of Piedmont, Duke Energy Ohio and Duke Energy Kentucky. The natural gas operations are subject to the rules and regulations of the NCUC,

PSCSC, PUCO, KPSC, TPUC, PHMSA and the FERC. GU&I serves residential, commercial, industrial and power generation natural gas customers, including customers served by municipalities who are wholesale customers. GU&I has over 1.7 million total customers, including approximately 1.2 million customers located in North Carolina, South Carolina and Tennessee, and an additional 560,000 customers located within southwestern Ohio and northern Kentucky. In the Carolinas, Ohio and Kentucky, the service areas are comprised of numerous cities, towns and communities. In Tennessee, the service area is the metropolitan area of Nashville. The following map shows the service territory for GU&I as of December 31, 2024.



Duke Energy Gas Service Territories

The number of residential, commercial and industrial customers within the GU&I service territory is expected to increase over time. Average usage per residential customer is expected to remain flat or decline for the foreseeable future; however, decoupled rates in North Carolina and various rate design mechanisms in other jurisdictions partially mitigate the impact of the declining usage per customer on overall profitability.

GU&I also has investments in various pipeline transmission projects, renewable natural gas projects and natural gas storage facilities.

## Natural Gas for Retail Distribution

GU&I is responsible for the distribution of natural gas to retail customers in its North Carolina, South Carolina, Tennessee, Ohio and Kentucky service territories. GU&I's natural gas procurement strategy is to contract primarily with major and independent producers and marketers for natural gas supply. It also purchases a diverse portfolio of transportation and storage service from interstate pipelines. This strategy allows GU&I to assure reliable natural gas supply and transportation for its firm customers during peak winter conditions. When firm pipeline services or contracted natural gas supplies are temporarily not needed due to market demand fluctuations, GU&I may release these services and supplies in the secondary market under FERC-approved capacity release provisions and/or make wholesale secondary market sales. In 2024, firm supply purchase commitment agreements provided for approximately 100% of the natural gas supply for both Piedmont and Duke Energy Ohio during the winter months and 100% of forecasted demand was under contract prior to the winter heating season.

## Impact of Weather

GU&I revenues are generally protected from the impact of weather fluctuations due to the regulatory mechanisms that are available in most service territories. In North Carolina, margin decoupling provides protection from both weather and other usage variations like conservation for residential and small and medium commercial customers. Margin decoupling provides a set margin per customer independent of actual usage. In South Carolina, Tennessee and Kentucky, weather normalization adjusts revenues either up or down depending on how much warmer or colder than normal a given month has been. Weather normalization adjustments occur from November through March in South Carolina, from October through April in Tennessee and from November through April in Kentucky. Duke Energy Ohio collects most of its non-fuel revenue through a fixed monthly charge that is not impacted by usage fluctuations that result from weather changes or conservation.

## Competition

GU&I's businesses operate as the sole provider of natural gas service within their retail service territories. GU&I owns and operates facilities necessary to transport and distribute natural gas. GU&I earns retail margin on the transmission and distribution of natural gas and not on the cost of the underlying commodity. Services are priced by state commission-approved rates designed to include the costs of providing these services and a reasonable return on invested capital. This regulatory policy is intended to provide safe and reliable natural gas service at fair prices.

In residential, commercial and industrial customer markets, natural gas distribution operations compete with other companies that supply energy, primarily electric companies, propane and fuel oil dealers, renewable energy providers and coal companies in relation to sources of energy for electric power plants, as well as nuclear energy. A significant competitive factor is price. GU&I's primary product competition is with electricity for space heating, water heating and cooking. Increases in the price of natural gas or decreases in the price of other energy sources could negatively impact competitive position

by decreasing the price benefits of natural gas to the consumer. In the case of industrial customers, such as manufacturing plants, adverse economic or market conditions, including higher natural gas costs, could cause these customers to suspend business operations or to use alternative sources of energy in favor of energy sources with lower per-unit costs.

Higher natural gas costs or decreases in the price of other energy sources may allow competition from alternative energy sources for applications that have traditionally used natural gas, encouraging some customers to move away from natural gas-fired equipment to equipment fueled by other energy sources. Competition between natural gas and other forms of energy is also based on efficiency, performance, reliability, safety and other non-price factors. Technological improvements in other energy sources and events that impair the public perception of the non-price attributes of natural gas could erode GU&I's competitive advantage. These factors in turn could decrease the demand for natural gas, impair GU&I's ability to attract new customers and cause existing customers to switch to other forms of energy or to bypass GU&I's systems in favor of alternative competitive sources. This could result in slow or no customer growth for GU&I and could cause customers to reduce or cease using natural gas, thereby reducing GU&I's ability to make capital expenditures and otherwise grow its business, adversely affecting its earnings.

## Natural Gas Investments

Duke Energy, through its GU&I segment, has a 7.5% equity ownership interest in Sabal Trail. Sabal Trail is a joint venture that owns the Sabal Trail Natural Gas Pipeline, which is regulated by FERC and traverses Alabama, Georgia, and Florida to transport natural gas to Florida. Duke Energy, also through its GU&I segment, has a 47% equity ownership interest in ACP and investments in various renewable natural gas joint ventures. Duke Energy determined that it would no longer invest in ACP, and the construction of the ACP pipeline, in 2020.

GU&I has a 21.49% equity ownership interest in Cardinal, an intrastate pipeline located in North Carolina regulated by the NCUC, a 45% equity ownership in Pine Needle, an interstate liquefied natural gas storage facility located in North Carolina and a 50% equity ownership interest in Hardy Storage, an underground interstate natural gas storage facility located in Hardy and Hampshire counties in West Virginia. Pine Needle and Hardy Storage are regulated by FERC.

GU&I sold all of KO Transmission's pipeline facilities and related real property to Columbia Gas Transmission, LLC in February 2023 for approximately book value.

See Notes 4, 13 and 18 to the Consolidated Financial Statements, "Regulatory Matters," "Investments in Unconsolidated Affiliates" and "Variable Interest Entities," respectively, for further information on Duke Energy's and GU&I's natural gas investments.

## Inventory

GU&I must maintain adequate natural gas inventory in order to provide reliable delivery to customers. As of December 31, 2024, the inventory balance for GU&I was $95 million. For more information on inventory, see Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies."

## Regulation

### State

The state utility commissions approve rates for Duke Energy's retail natural gas service within their respective states. The state utility commissions, to varying degrees, have authority over the construction and operation of

GU&I's natural gas distribution facilities. CPCNs issued by the state utility commissions or other government agencies, as applicable, authorize GU&I to construct and operate its natural gas distribution facilities and to sell natural gas to retail and wholesale customers. Prior approval from the relevant state utility commission is required for GU&I to issue securities. The underlying concept of utility ratemaking is to set rates at a level that allows the utility to collect revenues equal to its cost of providing service plus a reasonable rate of return on its invested capital, including equity.

In addition to amounts collected from customers through approved base rates, each of the state utility commissions allow recovery of certain costs through various cost recovery clauses to the extent the respective commission determines in periodic hearings that such costs, including any past over- or under-recovered costs, are prudent.

Natural gas costs are eligible for recovery by GU&I. Due to the associated regulatory treatment and the method allowed for recovery, changes in natural gas costs from year to year have no material impact on operating results of GU&I, unless a commission finds a portion of such costs to have been imprudent. However, delays between the expenditure for natural gas and recovery from customers can adversely impact the timing of cash flows of GU&I. GU&I also has various regulatory mechanisms in place to track and recover certain costs associated with capital investments including the IMR in North Carolina, ARM in Tennessee, and CEP Rider in Ohio.

The following table summarizes certain components underlying significant recently approved and effective base rates in the last three years.

| | Regulatory Body | Revenue Increase (Decrease) (in millions) | Return on Equity | Equity Component of Capital Structure | Effective Date |
|---|---|---|---|---|---|
| **Approved Rate Cases:** | | | | | |
| Piedmont 2024 North Carolina Rate Case[a] | NCUC | $88 | 9.8% | 52.30% | November 2024 |
| Duke Energy Ohio 2022 Natural Gas Base Rate Case | PUCO | 32 | 9.6% | 52.32% | November 2023 |
| Duke Energy Kentucky 2021 Natural Gas Base Rate Case[b] | KPSC | 9 | 9.375% | 51.344% | January 2022 |

(a)  Year 2 and thereafter will include an additional $10 million in revenues.
(b)  An ROE of 9.3% for natural gas riders was approved.

For more information on rate matters and other regulatory proceedings, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

### *Federal*

GU&I is subject to various federal regulations, including regulations that are particular to the natural gas industry. These federal regulations include but are not limited to the following:

- Regulations of the FERC affect the certification and siting of new interstate natural gas pipeline projects, the purchase and sale of, the prices paid for, and the terms and conditions of service for the interstate transportation and storage of natural gas.

- Regulations of the PHMSA affect the design, construction, operation, maintenance, integrity, safety and security of natural gas distribution and transmission systems.

- Regulations of the EPA relate to the environment including proposed air emissions regulations that would expand to include emissions of methane.

Regulations of the FERC and the state utility commissions govern access to regulated natural gas and other data by nonregulated entities and services provided between regulated and nonregulated energy affiliates. These regulations affect the activities of nonregulated affiliates with GU&I.

### *Environmental*

GU&I is subject to the jurisdiction of the EPA and state and local environmental agencies. For a discussion of environmental regulation, see "Environmental Matters" in this section. See "Other Matters" section of Item 7 Management's Discussion and Analysis for a discussion about potential Global Climate Change legislation and other EPA regulations under development and the potential impacts such legislation and regulation could have on Duke Energy's operations.

### OTHER

The remainder of Duke Energy's operations is presented as Other. While it is not a business segment, Other primarily includes interest expense on holding company debt, unallocated corporate costs, certain income tax amounts, amounts related to certain companywide initiatives and contributions made to the Duke Energy Foundation. Other also includes Bison and an investment in NMC.

The Duke Energy Foundation is a private foundation funded by Duke Energy shareholders that makes charitable contributions to selected 501(c)3 nonprofit organizations and governmental entities.

Bison, a wholly owned subsidiary of Duke Energy, is a captive insurance company with the principal activity of providing Duke Energy subsidiaries with indemnification for financial losses primarily related to property, workers' compensation and general liability.

Duke Energy owns a 17.5% equity interest in NMC. The joint venture company has production facilities in Jubail, Saudi Arabia, where it manufactures certain petrochemicals and plastics. NMC annually produces approximately 1 million metric tons each of MTBE and methanol and has the capacity to produce 50,000 metric tons of polyacetal. The main feedstocks to produce these products are natural gas and butane. Duke Energy records the investment activity of NMC using the equity method of accounting and retains 25% of NMC's board of directors' representation and voting rights.

### Human Capital Management

### *Governance*

Our employees are critical to the success of our company. Our Human Resources organization is responsible for our human capital management strategy, which includes recruiting and hiring, onboarding and training, inclusion, workforce planning, talent and succession planning, performance management and employee development. Key areas of focus include fostering a high-performance and inclusive culture built on strong leadership and highly engaged employees, building a pipeline of skilled workers and ensuring knowledge transfer as employees retire.

Our Board of Directors provides oversight on certain human capital management matters, primarily through the Compensation and People Development Committee, which is responsible for reviewing strategies and policies related to human capital management, including employee engagement and talent development.

## Employees

On December 31, 2024, Duke Energy had a total of 26,413 full-time, part-time and temporary employees, the majority of which were full-time employees. The total includes 5,109 employees who are represented by labor unions under various collective bargaining agreements that generally cover wages, benefits, working practices, and other terms and conditions of employment. Our workforce consisted of approximately 23.0% women and 20.6% people of color as of December 31, 2024.

The Company seeks to attract and retain an appropriately qualified workforce and leverages Duke Energy's leadership imperatives to foster a culture focused on customers, innovation, and highly engaged employees. Our compensation program is market driven and designed to link pay to performance with the goal of attracting and retaining talented employees, rewarding individual performance, and encouraging long-term commitment to our business. Our market competitive pay program includes short-term and long-term variable pay components that help to align the interests of Duke Energy to our customers and shareholders. In addition to competitive base pay, we provide eligible employees with compensation and benefits under a variety of plans and programs, including health care benefits, retirement savings, pension, health savings and flexible spending accounts, wellness, family leaves, employee assistance, as well as other benefits including a charitable matching donation program. The Company is committed to providing market competitive and fair compensation and regularly conducts internal pay reviews, and benchmarking against peer companies to ensure our pay is competitive.

Duke Energy is committed to continuing to build a workforce that reflects the communities we serve while strengthening a culture of inclusion where all employees and customers feel respected and valued. Our goals include attracting and retaining the talent needed and rewarding performance to enable us to reach our strategic objectives. In all events all employees are hired or promoted based on merit. Employee-led councils open to all employees are also embedded in departments across the Company and focus on driving engagement, inclusion and belonging deeper into the employee experience. Leaders and individual contributors also have the opportunity to participate in voluntary training and facilitated conversations on insightful topics offered to further our commitment to building and enabling an inclusive work environment.

The Company also has 10 Employee Resource Groups (ERGs) open to all employees, with 38 chapters and more than 6,800 employees participating. These groups focus on employee professional development and networking, community outreach, cultural awareness, recruiting and retention. They also serve as a business resource to the Company for advocacy and community outreach and improving customer service through innovation. ERG-sponsored forums include networking events, mentoring and workshops on topics such as time management, personal financial management, stress reduction, career planning and work-life balance.

Among other efforts, the Company has developed partnerships with community organizations, community colleges and universities to support our strategy of building a highly skilled talent pipeline reflective of the communities we serve.

## Operational Excellence

The foundation for our growth and success is our continued focus on operational excellence, the leading indicator of which is safety. As such, the safety of our workforce remains our top priority. The Company closely monitors the total incident case rate (TICR), which is a metric based on strict OSHA definitions that measures the number of occupational injuries and illnesses per 100 employees. This objective emphasizes our focus on achieving an event-free and injury-free workplace. As an indication of our commitment to safety, we include safety metrics in both the short-term and long-term incentive plans based on the TICR for employees. Our employees delivered strong safety results in 2024, consistent with our industry-leading performance levels since 2018.

## Information about Our Executive Officers

The following table sets forth the individuals who currently serve as executive officers. Executive officers serve until their successors are duly elected or appointed.

| Name | Age[a] | Current and Recent Positions Held |
| --- | --- | --- |
| Lynn J. Good | 65 | **Chair and Chief Executive Officer.** Ms. Good has served as Chair and Chief Executive Officer of Duke Energy since April 2024; Chair, President and Chief Executive Officer of Duke Energy from January 2016 to April 2024; and Vice Chairman, President and Chief Executive Officer of Duke Energy from July 2013 through December 2015. Prior to that, she served as Executive Vice President and Chief Financial Officer since 2009. Ms. Good will retire from her roles as Chief Executive Officer and Chair of the Board of Directors, effective April 1, 2025. |
| Harry K. Sideris | 54 | **President.** Mr. Sideris has served as President since April 2024. Prior to that, he served as Executive Vice President, Customer Experience, Solutions and Services from October 2019 to April 2024; Senior Vice President and Chief Distribution Officer from June 2018 to October 2019; State President, Florida from January 2017 to June 2018; Senior Vice President of Environmental Health and Safety from August 2014 to January 2017; and Vice President of Power Generations for the Company's Fossil/Hydro Operations in the western portions of North Carolina and South Carolina from July 2012 to August 2014. Mr. Sideris has been appointed as the President and Chief Executive Officer and as a member of the Board of Directors, effective April 1, 2025. |
| Brian D. Savoy | 49 | **Executive Vice President and Chief Financial Officer.** Mr. Savoy has served as Executive Vice President and Chief Financial Officer since September 2022. Prior to that, he served as Executive Vice President, Chief Strategy and Commercial Officer from May 2021 through August 2022; Senior Vice President, Chief Transformation and Administrative Officer from October 2019 through April 2021; Senior Vice President, Business Transformation and Technology from May 2016 through September 2019; Senior Vice President, Controller and Chief Accounting Officer from September 2013 to May 2016; Director, Forecasting and Analysis from 2009 to September 2013; and Vice President and Controller of the Commercial Power segment from 2006 to 2009. |
| Scott L. Batson | 62 | **Senior Vice President and Chief Power Grid Officer.** Mr. Batson has served as Senior Vice President and Chief Power Grid Officer since March 2024. Prior to that, he served as Senior Vice President and Chief Distribution Officer from November 2019 to March 2024; Regional Senior Vice President of Customer Delivery in North Carolina and South Carolina from October 2018 to November 2019; Senior Vice President of Nuclear Operations in South Carolina from September 2016 to October 2018; and various other roles of increasing responsibility since joining the Corporation in 1985. |

| Name | Age[a] | Current and Recent Positions Held |
|---|---|---|
| Kodwo Ghartey-Tagoe | 61 | **Executive Vice President, Chief Legal Officer and Corporate Secretary.** Mr. Ghartey-Tagoe has served as Executive Vice President, Chief Legal Officer and Corporate Secretary since May 2020. He was appointed Executive Vice President and Chief Legal Officer in October 2019 after serving as President, South Carolina since 2017. Mr. Ghartey-Tagoe joined Duke Energy in 2002 and has held numerous leadership positions in Duke Energy's Legal Department, including Duke Energy's Senior Vice President of State and Federal Regulatory Legal Support. |
| T. Preston Gillespie | 62 | **Executive Vice President, Chief Generation Officer and Enterprise Operational Excellence.** Mr. Gillespie has served as Executive Vice President, Chief Generation Officer and Enterprise Operational Excellence since January 2023. Prior to that, he served as the Chief Generation Officer since 2020, and has held various other roles of increasing responsibility since joining Duke Energy in 1986, including Senior Vice President of Nuclear Operations, Site Vice President and Plant Manager of Oconee Nuclear Station, and Site Operations Manager of Catawba Nuclear Station, among other leadership roles. |
| R. Alexander Glenn | 59 | **Executive Vice President and Chief Executive Officer, Duke Energy Florida and Midwest.** Mr. Glenn has served as Executive Vice President and Chief Executive Officer, Duke Energy Florida and Midwest since March 2023. Prior to that, he served as Senior Vice President and Chief Executive Officer, Duke Energy Florida and Midwest from May 2021 to March 2023; Senior Vice President, State and Federal Regulatory Legal Support from 2017 to May 2021; and State President of Duke Energy Florida's operations from 2012 to 2017. |
| Julia S. Janson | 60 | **Executive Vice President and Chief Executive Officer, Duke Energy Carolinas.** Ms. Janson has served as Executive Vice President and Chief Executive Officer, Duke Energy Carolinas since May 2021. Prior to that, she served as Executive Vice President, External Affairs and President, Carolinas Region since October 2019 and the position of Executive Vice President, External Affairs and Chief Legal Officer since November 2018. She originally assumed the position of Executive Vice President, Chief Legal Officer and Corporate Secretary in December 2012 and then assumed the responsibilities for External Affairs in February 2016. |
| Cynthia S. Lee | 58 | **Senior Vice President, Chief Accounting Officer and Controller.** Ms. Lee has served as Senior Vice President, Chief Accounting Officer and Controller since November 2024. Prior to that, she served as Vice President, Chief Accounting Officer and Controller from May 2021 to November 2024; Director of Investor Relations from June 2019 to May 2021; and in various roles within the Corporate Controller's organization after joining the Corporation and its affiliates in 2002. |
| Louis E. Renjel | 51 | **Executive Vice President and Chief Corporate Affairs Officer.** Mr. Renjel has served as Executive Vice President and Chief Corporate Affairs Officer since March 2023. Prior to that, he served as Senior Vice President, External Affairs and Communications from May 2021 to March 2023; Senior Vice President of Federal Government and Corporate Affairs from October 2019 to May 2021; and Vice President, Federal Government Affairs and Strategic Policy from March 2017 to October 2019 since joining the Company in 2017. Before joining Duke Energy, Mr. Renjel served as Vice President of Strategic Infrastructure from 2009 to March 2017 for CSX Corp and as their Director of Environmental and Government Affairs from 2006 to 2008. |
| Bonnie B. Titone | 51 | **Senior Vice President and Chief Administrative Officer.** Ms. Titone has served as Senior Vice President and Chief Administrative Officer since April 2024. Prior to that, she served as Senior Vice President and Chief Information Officer from March 2020 through March 2024; and Vice President and Chief Information Officer from June 2019 through February 2020 since joining the Corporation in June 2019. |
| Alexander J. "Sasha" Weintraub | 54 | **Senior Vice President and Chief Customer Officer.** Mr. Weintraub has served as Senior Vice President and Chief Customer Officer since April 2024. Prior to that, he served as Senior Vice President and President of the Corporation's natural gas business from October 2019 until April 2024; Senior Vice President and Chief Commercial Officer of the Corporation's natural gas business from November 2018 until October 2019; Senior Vice President of both Customer and Market Solutions from August 2014 until November 2019; and various other roles of increasing responsibility since joining the Corporation in 1999. |

(a)   The ages of the officers provided are as of January 31, 2025.

There are no family relationships between any of the executive officers, nor any arrangement or understanding between any executive officer and any other person involved in officer selection.

**Environmental Matters**

The Duke Energy Registrants are subject to federal, state and local laws and regulations with regard to air and water quality, hazardous and solid waste disposal and other environmental matters. Environmental laws and regulations affecting the Duke Energy Registrants include, but are not limited to:

- The Clean Air Act, as well as state laws and regulations impacting air emissions, including State Implementation Plans related to existing and new national ambient air quality standards for ozone and particulate matter. Owners and/or operators of air emission sources are responsible for obtaining permits and for annual compliance and reporting.

- The Clean Water Act, which requires permits for facilities that discharge wastewaters into navigable waters.

- The Comprehensive Environmental Response, Compensation and Liability Act, which can require any individual or entity that currently owns or in the past owned or operated a disposal site, as well as transporters or generators of hazardous substances sent to a disposal site, to share in remediation costs.

- The National Environmental Policy Act, which requires federal agencies to consider potential environmental impacts in their permitting and licensing decisions, including siting approvals.

- The 2015 and 2024 CCR Rules, EPA rules establishing national regulations to provide a comprehensive set of requirements for the management and disposal of CCR from coal-fired power plants.

- The Coal Ash Act, as amended, which establishes requirements regarding the use and closure of existing ash basins, the disposal of ash at active coal plants and the handling of surface water and groundwater impacts from ash basins in North Carolina.

- The Solid Waste Disposal Act, as amended by RCRA, which creates a framework for the proper management of hazardous and nonhazardous solid waste; classifies CCR as nonhazardous waste; and establishes standards for landfill and surface impoundment placement, design, operation and closure, groundwater monitoring, corrective action and post-closure care.

- The Toxic Substances Control Act, which gives EPA the authority to require reporting, recordkeeping and testing requirements, and to place restrictions relating to chemical substances and/or mixtures, including polychlorinated biphenyls.

For more information on environmental matters, see Notes 5 and 10 to the Consolidated Financial Statements, "Commitments and Contingencies – Environmental" and "Asset Retirement Obligations," respectively, and the "Other Matters" section of Item 7 Management's Discussion and Analysis. Except as otherwise described in these sections, costs to comply with current federal, state and local provisions regulating the discharge of materials into the environment or other potential costs related to protecting the environment are incorporated into the routine cost structure of our various business segments and are not expected to have a material adverse effect on the competitive position, consolidated results of operations, cash flows or financial position of the Duke Energy Registrants.

The "Other Matters" section of Item 7 Management's Discussion and Analysis includes more information on certain environmental regulations and a discussion of Global Climate Change including the potential impact of current and future legislation related to GHG emissions on the Duke Energy Registrants' operations. Recently passed and potential future environmental statutes and regulations could have a significant impact on the Duke Energy Registrants' results of operations, cash flows or financial position. However, if and when such statutes and regulations become effective, the Duke Energy Registrants will seek appropriate regulatory recovery of costs to comply within its regulated operations.

## DUKE ENERGY CAROLINAS

Duke Energy Carolinas is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. Duke Energy Carolinas' service area covers approximately 24,000 square miles and supplies electric service to approximately 2.9 million residential, commercial and industrial customers. For information about Duke Energy Carolinas' generating facilities, see Item 2, "Properties." Duke Energy Carolinas is subject to the regulatory provisions of the NCUC, PSCSC, NRC and FERC.

Substantially all of Duke Energy Carolinas' operations are regulated and qualify for regulatory accounting. Duke Energy Carolinas operates one reportable business segment, EU&I. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## PROGRESS ENERGY

Progress Energy is a public utility holding company primarily engaged in the regulated electric utility business and is subject to regulation by the FERC. Progress Energy conducts operations through its wholly owned subsidiaries, Duke Energy Progress and Duke Energy Florida. When discussing Progress Energy's financial information, it necessarily includes the results of Duke Energy Progress and Duke Energy Florida.

Substantially all of Progress Energy's operations are regulated and qualify for regulatory accounting. Progress Energy operates one reportable business segment, EU&I. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## DUKE ENERGY PROGRESS

Duke Energy Progress is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. Duke Energy Progress' service area covers approximately 28,000 square miles and supplies electric service to approximately 1.8 million residential, commercial and industrial customers.

For information about Duke Energy Progress' generating facilities, see Item 2, "Properties." Duke Energy Progress is subject to the regulatory provisions of the NCUC, PSCSC, NRC and FERC. Substantially all of Duke Energy Progress' operations are regulated and qualify for regulatory accounting. Duke Energy Progress operates one reportable business segment, EU&I. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## DUKE ENERGY FLORIDA

Duke Energy Florida is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of Florida. Duke Energy Florida's service area covers approximately 13,000 square miles and supplies electric service to approximately 2 million residential, commercial and industrial customers. For information about Duke Energy Florida's generating facilities, see Item 2, "Properties." Duke Energy Florida is subject to the regulatory provisions of the FPSC, NRC and FERC.

Substantially all of Duke Energy Florida's operations are regulated and qualify for regulatory accounting. Duke Energy Florida operates one reportable business segment, EU&I. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## DUKE ENERGY OHIO

Duke Energy Ohio is a regulated public utility primarily engaged in the transmission and distribution of electricity in portions of Ohio and Kentucky, in the generation and sale of electricity in portions of Kentucky and the transportation and sale of natural gas in portions of Ohio and Kentucky. Duke Energy Ohio also conducts competitive auctions for retail electricity supply in Ohio whereby recovery of the energy price is from retail customers. Operations in Kentucky are conducted through Duke Energy Ohio's wholly owned subsidiary, Duke Energy Kentucky. References herein to Duke Energy Ohio include Duke Energy Ohio and its subsidiaries, unless otherwise noted. Duke Energy Ohio is subject to the regulatory provisions of the PUCO, KPSC, PHMSA and FERC.

Duke Energy Ohio's service area covers approximately 3,000 square miles and supplies electric service to approximately 920,000 residential, commercial and industrial customers and provides transmission and distribution services for natural gas to approximately 560,000 customers. For information about Duke Energy Ohio's generating facilities and natural gas distribution facilities, see Item 2, "Properties."

Duke Energy Ohio sold all of KO Transmission's pipeline facilities and related real property to Columbia Gas Transmission, LLC in February 2023 for approximately book value.

Substantially all of Duke Energy Ohio's operations are regulated and qualify for regulatory accounting. Duke Energy Ohio has two reportable segments, EU&I and GU&I. For additional information on these business segments, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## DUKE ENERGY INDIANA

Duke Energy Indiana is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of Indiana. Duke Energy Indiana's service area covers approximately 23,000 square miles and supplies electric service to approximately 920,000 residential, commercial and industrial customers. For information about Duke Energy

Indiana's generating facilities, see Item 2, "Properties." Duke Energy Indiana is subject to the regulatory provisions of the IURC and FERC.

In 2021, Duke Energy executed an agreement providing for an investment in Duke Energy Indiana by GIC. The transaction was completed following two closings. For additional information, see Note 2 to the Consolidated Financial Statements, "Dispositions."

Substantially all of Duke Energy Indiana's operations are regulated and qualify for regulatory accounting. Duke Energy Indiana operates one reportable business segment, EU&I. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## PIEDMONT

Piedmont is a regulated public utility primarily engaged in the distribution of natural gas to approximately 1.2 million residential, commercial, industrial and power generation customers in portions of North Carolina, South Carolina and Tennessee, including customers served by municipalities who are wholesale customers. For information about Piedmont's natural gas distribution facilities, see Item 2, "Properties." Piedmont is subject to the regulatory provisions of the NCUC, PSCSC, TPUC, PHMSA and FERC.

Substantially all of Piedmont's operations are regulated and qualify for regulatory accounting. Piedmont operates one reportable business segment, GU&I. For additional information regarding this business segment, including financial information, see Note 3 to the Consolidated Financial Statements, "Business Segments."

## ITEM 1A. RISK FACTORS

In addition to other disclosures within this Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations – Matters Impacting Future Results" for each registrant in Item 7, and other documents filed with the SEC from time to time, the following factors should be considered in evaluating Duke Energy and its subsidiaries. Such factors could affect actual results of operations and cause results to differ substantially from those currently expected or sought. Unless otherwise indicated, risk factors discussed below generally relate to risks associated with all of the Duke Energy Registrants. Risks identified at the Subsidiary Registrant level are generally applicable to Duke Energy.

### BUSINESS STRATEGY RISKS

**Duke Energy's future results could be adversely affected if it is unable to implement its business strategy to reliably and affordably serve its customers while also balancing its grid and fleet modernization objectives and carbon emissions reduction goals.**

Duke Energy's results of operations depend, in significant part, on the extent to which it can implement its business strategy and goals successfully. Duke Energy is working to meet growing and evolving customer energy needs while balancing customer reliability and affordability, and other priorities including the need to modernize its fleet and the regulatory construct. Duke Energy is subject to business, policy, regulatory, technology, economic and competitive uncertainties and contingencies, many of which are beyond its control and may make those goals difficult to achieve.

Federal or state policies could be enacted that restrict the availability of, and increase the costs associated with the use of, fuels or generation technologies, such as natural gas or nuclear power, that enable Duke Energy to reduce its carbon emissions. For example, Duke Energy anticipates that its nuclear stations in North Carolina and South Carolina will continue to qualify for significant tax incentives in the form of nuclear production tax credits under

the IRA. Nuclear energy is a reliable and clean energy source and nuclear tax incentives allowed under the IRA, including nuclear production tax credits, are expected to reduce the cost of the energy transition for our customers. If such nuclear production tax credits were eliminated or reduced, it could negatively impact our ability to return the anticipated cost benefits to customers.

Additionally, new EPA rules issued in April 2024 impose stringent GHG emission reduction standards, revised air toxic limits, and wastewater discharge limitations that may impact our carbon-reduction targets, and operational timeline and costs associated with certain new and existing generation. Supportive policies may be needed to facilitate the siting and cost recovery of transmission and distribution upgrades needed to accommodate the build out of large volumes of renewables and energy storage. Further, the approval of our state regulators will be necessary for the Company to continue to retire existing carbon emitting assets or make investments in new generating capacity. The Company may be constrained by the ability to procure resources or labor needed to build new generation at a reasonable price as well as to construct projects on time. In addition, new technologies that are not yet commercially available or are unproven at utility scale will likely be needed, including carbon capture and sequestration and supporting infrastructure as well as new resources capable of following electric load over long durations such as advanced nuclear, hydrogen and long-duration storage. If these technologies are not developed or are not available at reasonable prices, or if we invest in early stage technologies that are then supplanted by technological breakthroughs, Duke Energy's ability to achieve a net-zero target by 2050 at a cost-effective price could be at risk.

Meeting the evolving and growing energy needs of our customers will require continued operation of our existing carbon-free technologies including nuclear and renewables. The rapid transition to and expansion of certain low-carbon resources, such as renewables without cost-effective storage, may challenge our ability to meet customer expectations of reliability and affordability in a carbon constrained environment, particularly as demand increases. Our nuclear fleet is central to our ability to meet these objectives and customer expectations. We are continuing to seek to renew the operating licenses of the 11 reactors we operate at six nuclear stations for an additional 20 years, extending their operating lives to and beyond midcentury. Failure to receive approval from the NRC for the relicensing of any of these reactors could affect our ability to achieve a net-zero target by 2050.

As a consequence, Duke Energy may not be able to fully implement or realize the anticipated results of its energy transition strategy, which may have an adverse effect on its financial condition.

### REGULATORY, LEGISLATIVE AND LEGAL RISKS

**The Duke Energy Registrants' regulated utility revenues, earnings and results of operations are dependent on state legislation and regulation that affect electric generation, electric and natural gas transmission, distribution and related activities, which may limit their ability to recover costs.**

The Duke Energy Registrants' regulated electric and natural gas utility businesses are regulated on a cost-of-service/rate-of-return basis subject to statutes and regulatory commission rules and procedures of North Carolina, South Carolina, Florida, Ohio, Tennessee, Indiana and Kentucky. If the Duke Energy Registrants' regulated utility earnings exceed the returns established by the state utility commissions, retail electric and natural gas rates may be subject to review and possible reduction by the commissions, which may decrease the Duke Energy Registrants' earnings. Additionally, if regulatory or legislative bodies do not allow recovery of costs incurred in providing service, or do not do so on a timely basis, the Duke Energy Registrants' results of operations, financial position or cash flows could be negatively impacted. Differences in regulation between jurisdictions with concurrent operations, such

as North Carolina and South Carolina in Duke Energy Carolinas' and Duke Energy Progress' service territory, may also result in failure to recover costs.

If legislative and regulatory structures were to evolve in such a way that the Duke Energy Registrants' exclusive rights to serve their regulated customers were eroded, their earnings could be negatively impacted. Federal and state regulations, laws, commercialization and reduction of costs and other efforts designed to promote and expand the use of EE measures and distributed generation technologies, such as private solar and battery storage, in Duke Energy service territories could reduce recovery of fixed costs in Duke Energy service territories or result in customers leaving the electric distribution system and an increase in customer net energy metering, which allows customers with private solar to receive bill credits for surplus power up to the full retail credit amount. Over time, customer adoption of these technologies could result in Duke Energy not being able to fully recover the costs and investment in generation.

State regulators have approved various mechanisms to stabilize natural gas utility margins, including margin decoupling in North Carolina and rate stabilization in South Carolina. Additionally, certain jurisdictions have established performance incentive mechanisms and revenue decoupling mechanisms for EU&I. Performance incentive mechanisms condition some portion of the respective utility's earnings on its performance on established measurable consumer, utility system, or public policy outcomes. Revenue decoupling mechanisms provide periodic rate adjustments to ensure actual revenues match allowed revenues for certain customer classes. State regulators have also approved other margin stabilizing mechanisms that, for example, allow for recovery of margin losses associated with negotiated transactions designed to retain large volume customers that could use alternative fuels or that may otherwise directly access natural gas supply through their own connection to an interstate pipeline. If regulators decided to discontinue the Duke Energy Registrants' use of tariff mechanisms or other mechanisms intended to stabilize utility margins, it would negatively impact results of operations, financial position and cash flows. In addition, regulatory authorities also review whether natural gas costs are prudently incurred and can disallow the recovery of a portion of natural gas costs that the Duke Energy Registrants seek to recover from customers, which would adversely impact earnings.

**The rates that the Duke Energy Registrants' regulated utility businesses are allowed to charge are established by state utility commissions in rate case proceedings, which may limit their ability to recover costs and earn an appropriate return on investment.**

The rates that the Duke Energy Registrants' regulated utility businesses are allowed to charge significantly influences the results of operations, financial position and cash flows of the Duke Energy Registrants. The regulation of the rates that the regulated utility businesses charge customers is determined, in large part, by state utility commissions in rate case proceedings. Negative decisions made by these regulators, or by any court on appeal of a rate case proceeding, have, and in the future could have, a material adverse effect on the Duke Energy Registrants' results of operations, financial position or cash flows and affect the ability of the Duke Energy Registrants to adequately recover costs on a timely basis, including an appropriate return on the significant infrastructure investments being made.

**Deregulation or restructuring in the electric industry may result in increased competition and unrecovered costs that could adversely affect the Duke Energy Registrants' results of operations, financial position or cash flows and their utility businesses.**

Increased competition resulting from deregulation or restructuring legislation could have a significant adverse impact on the Duke Energy Registrants' results of operations, financial position or cash flows and their utility businesses. If the retail jurisdictions served by the Duke Energy Registrants become subject to deregulation, the impairment of assets, loss of retail customers, lower profit margins or increased costs of capital, and recovery of stranded costs could have a significant adverse financial impact on the Duke Energy Registrants. Stranded costs primarily include the generation assets of the Duke Energy Registrants whose value in a competitive marketplace may be less than their current book value, as well as above-market purchased power commitments from QFs from whom the Duke Energy Registrants are legally obligated to purchase energy at an avoided cost rate under the Public Utility Regulatory Policies Act of 1978. The Duke Energy Registrants cannot predict the extent and timing of entry by additional competitors into the electric markets. The Duke Energy Registrants cannot predict if or when they will be subject to changes in legislation or regulation, nor can they predict the impact of these changes on their results of operations, financial position or cash flows.

**The Duke Energy Registrants' businesses are subject to extensive federal regulation and a wide variety of laws and governmental policies, including taxes and environmental regulations, that may change over time in ways that affect operations and costs.**

The Duke Energy Registrants are subject to regulations under a wide variety of U.S. federal and state regulations and policies, including by FERC, NRC, EPA and various other federal agencies as well as the North American Electric Reliability Corporation. Regulation affects almost every aspect of the Duke Energy Registrants' businesses, including, among other things, their ability to: take fundamental business management actions; determine the terms and rates for services; make acquisitions; issue equity or debt securities; engage in transactions with other subsidiaries and affiliates; and pay dividends upstream to the Duke Energy Registrants. Changes to federal regulations are continuous and ongoing. There can be no assurance that laws, regulations and policies, including tax incentives and credits, will not be changed in ways that result in material modifications of business models and objectives or affect returns on investment by restricting activities and products, subjecting them to escalating costs, causing delays, or prohibiting them outright, which could have a material effect on the Duke Energy Registrants' results of operations, financial position and cash flows. Such potential changes that may have adverse consequences could include no longer allowing tax incentives and credits currently provided for under the IRA, including the ability to record or sell related tax credits to third parties.

**The Duke Energy Registrants are subject to numerous environmental laws and regulations requiring significant capital expenditures that can increase the cost of operations, and which may impact or limit business plans, or cause exposure to environmental liabilities.**

The Duke Energy Registrants are subject to numerous environmental laws and regulations affecting many aspects of their present and future operations, including CCRs, air emissions, water quality, wastewater discharges, solid waste and hazardous waste. For example, new EPA rules issued in April 2024, among other things, impose stringent GHG emissions limitations on existing coal plants and new natural gas plants and more stringent air toxic limits on existing coal plants, increase limitations on wastewater discharge, and impose groundwater monitoring and corrective action requirements on previously unregulated coal ash sources at regulated facilities (CCR Management Units) and inactive surface impoundments at retired generating facilities (Legacy CCR Surface Impoundments). Potential legal challenges to such rules may not be successful, and adherence to these rules may increase the cost of compliance, impact generation resource mix and carbon-reduction targets, and negatively impact customer reliability and affordability due to such

rules' imposition of stringent GHG emissions limitations and reliance on carbon capture technologies that are not yet adequately demonstrated at utility scale. These and other environmental laws and regulations can result in increased capital, operating and other costs.

These laws and regulations generally require the Duke Energy Registrants to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Compliance with environmental laws and regulations can require significant expenditures, including expenditures for cleanup costs and damages arising from contaminated properties. Failure to comply with environmental regulations may result in the imposition of fines, penalties and injunctive measures affecting operating assets, as well as reputational damage. The steps the Duke Energy Registrants could be required to take to ensure their facilities are in compliance could be prohibitively expensive. As a result, the Duke Energy Registrants may be required to shut down or alter the operation of their facilities, which may cause the Duke Energy Registrants to incur losses. Further, the Duke Energy Registrants may not be successful in recovering capital and operating costs incurred to comply with new environmental regulations through existing regulatory rate structures and their contracts with customers. Also, the Duke Energy Registrants may not be able to obtain or maintain from time to time all required environmental regulatory approvals for their operating assets or development projects. Delays in obtaining any required environmental regulatory approvals, failure to obtain and comply with them or changes in environmental laws or regulations to more stringent compliance levels could, and are likely to, result in additional costs of operation for existing facilities or development of new facilities being prevented, delayed or subject to additional costs. The costs to comply with environmental laws and regulations could have a material effect on the Duke Energy Registrants' results of operations, financial position and cash flows.

The EPA has issued or proposed federal regulations, including the new rules issued in April 2024, governing the management of wastewater, CCR management units and $CO_2$ emissions. New state legislation in response to such regulations could impose carbon reduction goals that are more aggressive than the Company's plans. These regulations may require the Duke Energy Registrants to make additional capital expenditures and increase operating and maintenance costs.

**The Duke Energy Registrants' operations, capital expenditures and financial results may be affected by regulatory changes related to the impacts of global climate change.**

There is continued concern, and increasing and conflicting activism, both nationally and internationally, about climate change. The EPA and state regulators have, and may adopt and implement, additional regulations to restrict emissions of GHGs to address global climate change, as well as reporting requirements regarding such emissions and related climate-goal claims. Certain local and state jurisdictions have also enacted laws to restrict or prevent new natural gas infrastructure. Increased regulation of GHG emissions and reporting requirements could impose significant additional costs on the Duke Energy Registrants' electric and natural gas operations, their suppliers and customers and affect demand for energy conservation and renewable products, which could impact both our electric and natural gas businesses. Regulatory changes and/or uncertainty of applicability of such legislative and regulatory initiatives could also result in generation facilities to be retired earlier than planned to meet our net-zero 2050 goal. Though we would plan to seek cost recovery for investments related to GHG emissions reductions through regulatory rate structures, changes in the regulatory climate could result in the delay in or failure to fully recover such costs and investment in generation.

**OPERATIONAL RISKS**

**The Duke Energy Registrants' results of operations may be negatively affected by overall market, economic and other conditions that are beyond their control.**

Sustained downturns or sluggishness in the economy generally affect the markets in which the Duke Energy Registrants operate and negatively influence operations. Declines in demand for electricity or natural gas as a result of economic downturns in the Duke Energy Registrants' regulated service territories will reduce overall sales and lessen cash flows, especially as industrial customers reduce production and, therefore, consumption of electricity and the use of natural gas. Although the Duke Energy Registrants' regulated electric and natural gas businesses are subject to regulated allowable rates of return and recovery of certain costs, such as fuel and purchased natural gas costs, under periodic adjustment clauses, overall declines in electricity or natural gas sold as a result of economic downturn or recession could reduce revenues and cash flows, thereby diminishing results of operations.

A continuation of adverse economic conditions including economic downturn or high commodity prices could also negatively impact the financial stability of certain of our customers and result in their inability to pay for electric and natural gas services. This could lead to increased bad debt expense and higher allowance for doubtful account reserves for the Duke Energy Registrants and result in delayed or unrecovered operating costs and lower financial results. Additionally, prolonged economic downturns that negatively impact the Duke Energy Registrants' results of operations and cash flows could result in future material impairment charges to write-down the carrying value of certain assets, including goodwill, to their respective fair values. The Duke Energy Registrants also monitor the impacts of inflation on the procurement of goods and services and seek to minimize its effects in future periods through pricing strategies, productivity improvements, and cost reductions. Rapidly rising prices as a result of inflation, tariffs, or other factors may impact the ability of the Company to recover costs timely or execute on its business strategy including the achievement of growth objectives.

The Duke Energy Registrants sell electricity into the spot market or other competitive power markets on a contractual basis. With respect to such transactions, the Duke Energy Registrants are not guaranteed any rate of return on their capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time and could negatively impact the Company's ability to accurately forecast the financial impact or reduce the Duke Energy Registrants' revenues and margins, thereby diminishing results of operations.

Factors that could impact sales volumes, generation of electricity and market prices at which the Duke Energy Registrants are able to sell electricity and natural gas are as follows:

- weather conditions, including extreme winter or summer weather that could cause significantly lower or higher demand for energy or natural gas usage for heating or cooling purposes, as applicable, storm-related customer outages resulting in lower usage, or periods of low rainfall that decrease the ability to operate facilities in an economical manner;

- supply of and demand for energy commodities, including potential usage of electricity by data centers;

- transmission or transportation constraints or inefficiencies;

- availability of purchased power;

- availability of competitively priced alternative energy sources, which are preferred by some customers over electricity produced from coal, nuclear or natural gas plants, and customer usage of energy-efficient equipment that reduces energy demand;

- natural gas, crude oil and refined products production levels and prices;

- ability to procure satisfactory levels of inventory, including materials, supplies, and fuel such as coal, natural gas and uranium; and

- capacity and transmission service into, or out of, the Duke Energy Registrants' markets.

**Natural disasters or operational accidents may adversely affect the Duke Energy Registrants' operating results, financial position or cash flows.**

Natural disasters or operational accidents within the Company or industry (such as wild fires, earthquakes, hurricanes or natural gas transmission pipeline explosions) could have direct or indirect impacts to the Duke Energy Registrants or to key contractors and suppliers. Such events can and in the past, have, negatively impacted sales volume such as in the case of storm-related customer outages resulting in lower usage, and costs to restore service and rebuild assets after such events may be, and in the case of hurricanes Helene and Milton experienced in 2024, have been, material and did impact the results of operations, financial position or cash flows of the Duke Energy Registrants, and such events may do so in the future, until complete and timely cost recovery is approved and occurs under existing relevant regulatory mechanisms across our jurisdictions. Further, the generation of electricity and the transportation and storage of natural gas involve inherent operating risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. Such events could impact the Duke Energy Registrants through civil or criminal legal proceedings or changes to policies, laws and regulations whose compliance costs have a significant impact on the Duke Energy Registrants' results of operations, financial position and cash flows. In addition, if a serious operational accident were to occur, existing insurance policies may not cover all of the potential exposures or the actual amount of loss incurred, including potential litigation awards. Any losses not covered by insurance, or any increases in the cost of applicable insurance as a result of such accident, could have a material adverse effect on the results of operations, financial position, cash flows and reputation of the Duke Energy Registrants.

**The reputation and financial condition of the Duke Energy Registrants could be negatively impacted due to their obligations to comply with federal and state regulations, laws, and other legal requirements that govern the operations, assessments, storage, closure, remediation, disposal and monitoring relating to CCR, the high costs and new rate impacts associated with implementing these new CCR-related requirements and the strategies and methods necessary to implement these requirements in compliance with these legal obligations.**

As a result of electricity produced for decades at coal-fired power plants, the Duke Energy Registrants manage large amounts of CCR that are primarily stored in dry storage within landfills or combined with water in surface impoundments, all in compliance with applicable regulatory requirements. A CCR-related operational incident could have a material adverse impact on the reputation and results of operations, financial position and cash flows of the Duke Energy Registrants.

The 2015 CCR Rule classifies CCR as nonhazardous waste and allows for beneficial use of CCR with some restrictions. The regulation applies to all new and existing landfills, new and existing surface impoundments receiving CCR and existing surface impoundments located at stations generating electricity (regardless of fuel source), which were no longer receiving CCR but contained liquids as of the effective date of the rule. The rule establishes

requirements regarding design and operating criteria, groundwater monitoring and corrective action, closure requirements and post-closure care, and recordkeeping, notifications, and internet posting requirements to ensure the safe disposal and management of CCR. In addition to the federal regulations, CCR landfills and surface impoundments will continue to be regulated by existing state laws, regulations and permits, as well as additional legal requirements, including judicial orders.

The 2024 CCR Rule significantly expands the scope of the 2015 CCR Rule to apply to legacy CCR surface impoundments (inactive impoundments at retired facilities) and CCR management units (previously unregulated coal ash sources at regulated facilities). These federal and state laws, regulations and other legal requirements may require or result in additional expenditures, including increased operating and maintenance costs, which could affect the results of operations, financial position and cash flows of the Duke Energy Registrants. The Duke Energy Registrants will continue to seek full cost recovery for expenditures through the normal ratemaking process with state and federal utility commissions, who permit recovery in rates of reasonable and prudently incurred costs associated with the Duke Energy Registrants' regulated operations, and through other wholesale contracts with terms that contemplate recovery of such costs, although there is no guarantee of full cost recovery. In addition, the timing for and amount of recovery of such costs could have a material adverse impact on Duke Energy's cash flows.

The Duke Energy Registrants have recognized significant AROs related to these CCR-related requirements. At all sites requiring CCR closure and groundwater remediation, closure methods and groundwater corrective action remedies have been studied and factored into the estimated retirement and management costs. As the closure and CCR management work progresses and final closure plans and corrective action measures are developed and approved at each site, the scope and complexity of work and the amount of CCR material could be greater than estimates and could, therefore, materially increase compliance expenditures and rate impacts.

**The Duke Energy Registrants' results of operations, financial position and cash flows may be negatively affected by a lack of growth or slower growth in the number of customers, or decline in customer demand or number of customers.**

Growth in customer accounts and growth of customer usage each directly influence demand for electricity and natural gas and the need for additional power generation and delivery facilities. Customer growth and customer usage are affected by several factors outside the control of the Duke Energy Registrants, such as mandated EE measures, demand-side management goals, advancements in technology that may impact the energy usage by large commercial customers, such as data centers, distributed generation resources and economic and demographic conditions, such as inflation, tariffs, and interest rate volatility, population changes, job and income growth, housing starts, new business formation and the overall level of economic activity.

In addition, certain regulatory and legislative bodies have passed legislation implementing the extension of certain tax credits to be used toward the costs of residential solar installation or have introduced or are considering requirements and/or incentives to reduce energy consumption by certain dates in response to concerns related to climate change. Additionally, technological advances driven by federal laws mandating new levels of EE in end-use electric and natural gas devices or other improvements in or applications of technology could lead to declines in per capita energy consumption.

Advances in distributed generation technologies that produce power, including fuel cells, microturbines, wind turbines and solar cells, may reduce the cost of alternative methods of producing power to a level competitive with central power station electric production utilized by the Duke Energy Registrants. In addition, the electrification of buildings and appliances currently relying on natural gas could reduce the number of customers in our natural gas distribution business.

Some or all of these factors could result in a lack of growth or decline in customer demand for electricity or number of customers and may cause the failure of the Duke Energy Registrants to fully realize anticipated benefits from significant capital investments and expenditures, which could have a material adverse effect on their results of operations, financial position and cash flows.

Furthermore, the Duke Energy Registrants currently have EE riders in place to recover the cost of EE programs in North Carolina, South Carolina, Florida, Indiana, and Kentucky. Should the Duke Energy Registrants be required to invest in conservation measures that result in reduced sales from effective conservation, regulatory lag in adjusting rates for the impact of these measures could have a negative financial impact.

**The Duke Energy Registrants' future results of operations may be impacted by changing or conflicting expectations and demands, particularly regarding environmental, social and governance concerns.**

Duke Energy's ability to execute its strategy and achieve anticipated financial outcomes are influenced by the expectations of our customers, regulators, investors and stakeholders. Those expectations are based in part on the core fundamentals of reliability and affordability but are also increasingly focused on our ability to meet rapidly changing demands for new and varied products, services and offerings. Additionally, the risks of global climate change continue to shape our customers' sustainability goals and energy needs as well as the investment and financing criteria of investors. Failure to meet these increasing expectations or to adequately address the risks and external pressures from regulators, customers, investors and other stakeholders may impact Duke Energy's reputation and affect its ability to achieve favorable outcomes in future rate cases and the results of operations for the Duke Energy Registrants. Furthermore, the increasing use of social media and conflicting expectations and demands regarding environmental, social, and governance concerns, may accelerate and increase the potential scope of negative publicity we might receive and could increase the negative impact on our reputation, business, results of operations and financial condition.

As it relates to electric generation, a diversified fleet with increasingly clean generation resources may facilitate more efficient financing and lower costs. Conversely, jurisdictions utilizing more carbon-intensive generation such as coal may experience difficulty attracting certain investors and obtaining the most economical financing terms available. Furthermore, with this heightened emphasis on environmental, social, and governance concerns, and climate change in particular, there is an increased risk of litigation, activism, and legislation from groups both in support of and opposed to various environmental, social and governance initiatives, which could cause delays and increase the costs of our energy transition.

**The Duke Energy Registrants' operating results may fluctuate on a seasonal and quarterly basis and can be negatively affected by changes in weather conditions and severe weather, including extreme weather conditions and changes in weather patterns from climate change.**

Electric power generation and natural gas distribution are generally seasonal businesses. In most parts of the U.S., the demand for power peaks during the warmer summer months, with market prices also typically peaking at that time. In other areas, demand for power peaks during the winter. Demand for natural gas peaks during the winter months. Further, changing frequency or magnitude of extreme weather conditions such as hurricanes, droughts, heat waves, winter storms and severe weather, including from climate change, could cause these seasonal fluctuations to be more pronounced. As a result, the overall operating results of the Duke Energy Registrants' businesses may

fluctuate substantially on a seasonal and quarterly basis and thus make period-to-period comparison less relevant.

Sustained severe drought conditions could impact generation by hydroelectric plants, as well as fossil and nuclear plant operations, as these facilities use water for cooling purposes and for the operation of environmental compliance equipment. Furthermore, destruction caused by severe weather events, such as hurricanes, flooding, tornadoes, severe thunderstorms, snow and ice storms, droughts, extreme temperatures, and wild fires, including from climate change, can result in lost operating revenues due to outages, property damage or total loss, including downed transmission and distribution lines, personal injury, reputational harm, and additional and unexpected expenses to mitigate storm damage, including incremental financing costs. The cost of storm restoration efforts may not be fully recoverable or recoverable on a timely basis through the regulatory process and may impact the results of operations, financial position or cash flows of the Duke Energy Registrants.

**The Duke Energy Registrants' sales may decrease if they are unable to gain adequate, reliable and affordable access to transmission assets.**

The Duke Energy Registrants depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver electricity sold to the wholesale market. In addition, the growth of renewables and energy storage will put strains on existing transmission assets and require transmission and distribution upgrades. The FERC's power transmission regulations require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. If transmission is disrupted, or if transmission capacity is inadequate, the Duke Energy Registrants' ability to sell and deliver products may be hindered.

The different regional power markets have changing regulatory structures, which could affect growth and performance in these regions. In addition, the ISOs who oversee the transmission systems in regional power markets have imposed in the past, and may impose in the future, price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of the Duke Energy Registrants' wholesale power marketing business.

**The availability of adequate interstate pipeline transportation capacity and natural gas supply may decrease.**

The Duke Energy Registrants purchase almost all of their natural gas supply from interstate sources that must be transported to the applicable service territories. Interstate pipeline companies transport the natural gas to the Duke Energy Registrants' systems under firm service agreements that are designed to meet the requirements of their core markets. A significant disruption to interstate pipelines capacity or reduction in natural gas supply due to events including, but not limited to, operational failures or disruptions, hurricanes, tornadoes, floods, freeze off of natural gas wells, terrorist or cyberattacks or other acts of war or legislative or regulatory actions or requirements, including remediation related to integrity inspections or regulations and laws enacted to address climate change, could reduce the normal interstate supply of natural gas and thereby reduce earnings. Moreover, if additional natural gas infrastructure, including, but not limited to, exploration and drilling rigs and platforms, processing and gathering systems, offshore pipelines, interstate pipelines and storage, cannot be built at a pace that meets demand, then growth opportunities could be limited.

**Fluctuations in commodity prices or availability may adversely affect various aspects of the Duke Energy Registrants' operations as well as their results of operations, financial position and cash flows.**

The Duke Energy Registrants are exposed to the effects of market fluctuations in the price of natural gas, coal, fuel oil, nuclear fuel, electricity and other energy-related commodities as a result of their ownership of energy-related assets. Fuel costs are recovered primarily through cost recovery clauses, subject to the approval of state utility commissions. Additionally, the Duke Energy Registrants are exposed to risk that counterparties will not be able to fulfill their obligations. Disruption in the delivery of fuel, including disruptions as a result of, among other things, changing economic conditions, bankruptcies, transportation delays, weather, labor relations, force majeure events or environmental regulations affecting any of these fuel suppliers, could limit the Duke Energy Registrants' ability to operate their facilities. Should counterparties fail to perform, the Duke Energy Registrants might be forced to replace the underlying commitment at prevailing market prices possibly resulting in losses in addition to the amounts, if any, already paid to the counterparties.

Certain of the Duke Energy Registrants' hedge agreements may result in the receipt of, or posting of, collateral with counterparties, depending on the daily market-based calculation of financial exposure of the derivative positions. Fluctuations in commodity prices that lead to the return of collateral received and/or the posting of collateral with counterparties could negatively impact liquidity. Downgrades in the Duke Energy Registrants' credit ratings could lead to additional collateral posting requirements. The Duke Energy Registrants continually monitor derivative positions in relation to market price activity.

**Cyberattacks and data security breaches could adversely affect the Duke Energy Registrants' businesses.**

Cybersecurity risks have increased in recent years as a result of the proliferation of new technologies and the increased sophistication, magnitude and frequency of cyberattacks and data security breaches. Duke Energy relies on the continued operation of advanced digital information technology systems and network infrastructure, which are part of an interconnected regional grid. Additionally, connectivity to the internet continues to increase through grid modernization and other operational excellence initiatives. Because of the critical nature of the infrastructure, increased connectivity to the internet and technology systems' inherent vulnerability to disability or failures due to hacking, viruses, acts of war or terrorism or other types of data security breaches, the Duke Energy Registrants face a heightened risk of cyberattacks from foreign or domestic sources and have been subject, and will likely continue to be subject, to cyberattacks designed to gain unauthorized access to information and/or information systems or to disrupt utility operations through computer viruses and phishing attempts either directly or indirectly through its material vendors or related third parties. In the event of a significant cybersecurity breach on either the Duke Energy Registrants or with one of our material vendors or related third parties, the Duke Energy Registrants could (i) have business operations disrupted, including the disruption of the operation of our natural gas and electric assets and the power grid, theft of confidential company, employee, retiree, shareholder, vendor or customer information, and general business systems and process interruption or compromise, including preventing the Duke Energy Registrants from servicing customers, collecting revenues or the recording, processing and/or reporting financial information correctly, (ii) experience substantial loss of revenues, repair and restoration costs, penalties and costs for lack of compliance with relevant regulations, implementation costs for additional security measures to avert future cyberattacks and other financial loss and (iii) be subject to increased regulation, litigation and reputational damage. While Duke Energy maintains insurance relating to cybersecurity events, such insurance does not protect Duke Energy from such cyberattacks occurring, and while it does provide some potential mitigation of the financial impacts resulting from such cyberattacks, it is subject to a number of exclusions and may be insufficient to offset any losses, costs or damage experienced. Also, the market for cybersecurity insurance is relatively new and coverage available for cybersecurity events is evolving as the industry matures.

The Duke Energy Registrants are subject to standards enacted by the North American Electric Reliability Corporation and enforced by FERC regarding protection of the physical and cybersecurity of critical infrastructure assets required for operating North America's bulk electric system. The Duke Energy Registrants are also subject to regulations set by the NRC regarding the protection of digital computer and communication systems and networks required for the operation of nuclear power plants. The Duke Energy Registrants that operate designated critical pipelines that transport natural gas are also subject to security directives issued by the Department of Homeland Security's Transportation Security Administration (TSA) requiring such registrants to implement specific cybersecurity mitigation measures. While the Duke Energy Registrants believe they are in compliance with, or, in the case of recent TSA security directives, are in the process of implementing such standards and regulations, the Duke Energy Registrants have from time to time been, and may in the future be, found to be in violation of such standards and regulations. In addition, compliance with or changes in the applicable standards and regulations may subject the Duke Energy Registrants to higher operating costs and/or increased capital expenditures as well as substantial fines for non-compliance.

**The Duke Energy Registrants' operations have been and may be affected by pandemic health events in ways listed below and in ways the Duke Energy Registrants cannot predict at this time.**

The COVID-19 pandemic and efforts to respond to it resulted in widespread adverse consequences on the global economy and on the Duke Energy Registrants' customers, third-party vendors, and other parties with whom we do business. If another pandemic or health epidemic or outbreak occurs and is significantly prolonged, it could impact the Duke Energy Registrants' business strategy, results of operations, financial position and cash flows in the future as a result of delays in rate cases or other legal proceedings, an inability to obtain labor or equipment necessary for the construction of large capital projects, an inability to procure satisfactory levels of fuels or other necessary equipment for the continued production of electricity and delivery of natural gas, volatility in global equity securities markets, and the health and availability of our critical personnel and their ability to perform business functions.

**Duke Energy Ohio's and Duke Energy Indiana's membership in an RTO presents risks that could have a material adverse effect on their results of operations, financial position and cash flows.**

The rules governing the various regional power markets may change, which could affect Duke Energy Ohio's and Duke Energy Indiana's costs and/or revenues. Both Duke Energy Ohio and Duke Energy Indiana have trackers to recover approved RTO costs, but to the degree Duke Energy Ohio and Duke Energy Indiana incur significant additional fees and increased costs to participate in an RTO that are not approved for recovery, their results of operations may be impacted. Duke Energy Ohio and Duke Energy Indiana may be allocated a portion of the cost of transmission facilities built by others due to changes in RTO transmission rate design, while being able to allocate costs of projects built by Duke Energy Ohio and Duke Energy Indiana to others. Duke Energy Ohio and Duke Energy Indiana may be required to expand their transmission system according to decisions made by an RTO rather than their own internal planning process. In addition, RTOs have been developing rules associated with the allocation and methodology of assigning costs associated with improved transmission reliability, reduced transmission congestion and firm transmission rights that may have a financial impact on the results of operations, financial position and cash flows of Duke Energy Ohio and Duke Energy Indiana.

As members of an RTO, Duke Energy Ohio and Duke Energy Indiana are subject to certain additional risks, including those associated with the allocation among RTO members, of losses caused by unreimbursed defaults of other participants in the RTO markets not covered by collateral requirements and those associated with complaint cases filed against an RTO that may seek refunds of revenues previously earned by RTO members.

**The Duke Energy Registrants may not recover costs incurred to begin construction on projects that are canceled.**

Duke Energy's long-term strategy requires the construction of new projects, either wholly owned or partially owned, which involve a number of risks, including construction delays, delays in or failure to receive required regulatory approvals and/or sitting or environmental permits, nonperformance by equipment and other third-party suppliers, and increases in equipment and labor costs. To limit the risks of these construction projects, the Duke Energy Registrants enter into equipment purchase orders and construction contracts and incur engineering and design service costs in advance of receiving necessary regulatory approvals and/or siting or environmental permits. If any of these projects are canceled for any reason, including failure to receive necessary regulatory approvals and/or siting or environmental permits, significant cancellation penalties under the equipment purchase orders and construction contracts could occur. In addition, if any construction work or investments have been recorded as an asset, an impairment may need to be recorded in the event the project is canceled.

**The Duke Energy Registrants are subject to risks associated with their ability to obtain adequate insurance at acceptable costs.**

The financial condition of some insurance companies, actual or threatened physical or cyberattacks, and natural disasters, among other things, could have disruptive effects on insurance markets. The availability of insurance covering risks that the Duke Energy Registrants and their respective competitors typically insure against may decrease, and the insurance that the Duke Energy Registrants are able to obtain may have higher deductibles, higher premiums, and more restrictive policy terms. Further, the insurance policies may not cover all of the potential exposures or the actual amount of loss incurred. Any losses not covered by insurance, or any increases in the cost of applicable insurance, could adversely affect the results of operations, financial position or cash flows of the affected Duke Energy Registrant.

**Our business could be negatively affected as a result of actions of activist shareholders.**

While we strive to maintain constructive communications with our shareholders, activist shareholders may, from time to time, engage in proxy solicitations or advance shareholder proposals, or otherwise attempt to affect changes and assert influence on our Board and management. Perceived uncertainties as to the future direction or governance of the Company may cause concern to our current or potential regulators, vendors or strategic partners, or make it more difficult to execute on our strategy or to attract and retain qualified personnel, which may have a material impact on our business and operating results.

In addition, actions such as those described above could cause fluctuations in the trading price of our common stock, based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

## NUCLEAR GENERATION RISKS

**Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida may incur substantial costs and liabilities due to their ownership and operation of nuclear generating facilities.**

Ownership interests in and operation of nuclear stations by Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida subject them to various risks. These risks include, among other things: the potential harmful effects on the environment and human health resulting from the current or past operation of nuclear facilities and the storage, handling and disposal of radioactive materials; limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives; and the threat of a terrorist attack or cyber incident and other potential liabilities arising out of the ownership or operation of nuclear facilities.

Ownership and operation of nuclear generation facilities requires compliance with licensing and safety-related requirements imposed by the NRC. In the event of non-compliance, the NRC may increase regulatory oversight, impose fines or shut down a unit depending upon its assessment of the severity of the situation. Revised security and safety requirements promulgated by the NRC, which could be prompted by, among other things, events within or outside of the control of Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida, such as a serious nuclear incident at a facility owned by a third party, could necessitate substantial capital and other expenditures, as well as assessments to cover third-party losses. In addition, if a serious nuclear incident were to occur, it could have a material adverse effect on the results of operations, financial position, cash flows and reputation of the Duke Energy Registrants.

## LIQUIDITY, CAPITAL REQUIREMENTS AND COMMON STOCK RISKS

**The Duke Energy Registrants rely on access to short-term borrowings and longer-term debt and equity markets to finance their capital requirements and support their liquidity needs. Access to those markets can be adversely affected by a number of conditions, many of which are beyond the Duke Energy Registrants' control.**

The Duke Energy Registrants' businesses are significantly financed through issuances of debt and equity. The maturity and repayment profile of debt used to finance investments often does not correlate to cash flows from their assets. Accordingly, as a source of liquidity for capital requirements not satisfied by the cash flows from their operations and to fund investments originally financed through debt instruments with disparate maturities, the Duke Energy Registrants rely on access to short-term money markets as well as longer-term capital markets. The Subsidiary Registrants also rely on access to short-term intercompany borrowings. Access to capital markets may also be critical to finance unexpected material expenditures such as unusually volatile commodity costs or significant storm restoration activities for severe weather events. If the Duke Energy Registrants are not able to access debt or equity at competitive rates or at all, the ability to finance their operations and implement their strategy and business plan as scheduled could be adversely affected. An inability to access debt and equity may limit the Duke Energy Registrants' ability to pursue improvements or acquisitions that they may otherwise rely on for future growth.

Market disruptions may increase the cost of borrowing or adversely affect the ability to access one or more financial markets. Such disruptions could include: economic downturns, unfavorable capital market conditions, market prices for natural gas and coal, geopolitical risks, actual or threatened terrorist attacks, or the overall health of the energy industry. Additionally, rapidly rising interest rates could impact the ability to affordably finance the capital plan or increase rates to customers and could have an impact on our ability to execute on our energy transition. The availability of credit under Duke Energy's Master Credit Facility depends upon the ability of the banks providing commitments under the facility to provide funds when their obligations to do so arise. Systemic risk of the banking system and the financial markets could prevent a bank from meeting its obligations under the facility agreement.

Duke Energy maintains a revolving credit facility to provide backup for its commercial paper program and letters of credit to support variable rate demand tax-exempt bonds that may be put to the Duke Energy Registrant issuer at the option of the holder. The facility includes borrowing sublimits for the Duke Energy Registrants, each of whom is a party to the credit facility, and financial covenants that limit the amount of debt that can be outstanding as a percentage of the total capital for the specific entity. Failure to maintain these covenants at a particular entity could preclude Duke Energy from issuing commercial paper or the Duke Energy Registrants from issuing letters of credit or borrowing under the Master Credit Facility.

**The Duke Energy Registrants must meet credit quality standards and there is no assurance they will maintain investment grade credit ratings. If the Duke Energy Registrants are unable to maintain investment grade credit ratings, they would be required under credit agreements to provide collateral in the form of letters of credit or cash, which may materially adversely affect their liquidity.**

Each of the Duke Energy Registrants' senior long-term debt issuances is currently rated investment grade by various rating agencies. The Duke Energy Registrants cannot ensure their senior long-term debt will be rated investment grade in the future.

If the rating agencies were to rate the Duke Energy Registrants below investment grade, borrowing costs would increase, perhaps significantly. In addition, the potential pool of investors and funding sources would likely decrease. Further, if the short-term debt rating were to fall, access to the commercial paper market could be significantly limited.

A downgrade below investment grade could also require the posting of additional collateral in the form of letters of credit or cash under various credit, commodity and capacity agreements and trigger termination clauses in some interest rate derivative agreements, which would require cash payments. All of these events would likely reduce the Duke Energy Registrants' liquidity and profitability and could have a material effect on their results of operations, financial position and cash flows.

**Non-compliance with debt covenants or conditions could adversely affect the Duke Energy Registrants' ability to execute future borrowings.**

The Duke Energy Registrants' debt and credit agreements contain various financial and other covenants. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements.

**Market performance and other changes may decrease the value of the NDTF investments of Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida, which then could require significant additional funding.**

Ownership and operation of nuclear generation facilities also requires the maintenance of funded trusts that are intended to pay for the decommissioning costs of the respective nuclear power plants. The performance of the capital markets affects the values of the assets held in trust to satisfy these future obligations. Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida have significant obligations in this area and hold significant assets in these trusts. These assets are subject to market fluctuations and will

yield uncertain returns, which may fall below projected rates of return. Although a number of factors impact funding requirements, a decline in the market value of the assets may increase the funding requirements of the obligations for decommissioning nuclear plants. If Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida are unable to successfully manage their NDTF assets or if the cost of decommissioning nuclear generation facilities exceeds the amount available in decommissioning funds and such costs cannot be recovered through insurance or regulatory mechanisms, their results of operations, financial position and cash flows could be negatively affected.

**Poor investment performance of the Duke Energy pension plan holdings and other factors impacting pension plan costs could unfavorably impact the Duke Energy Registrants' liquidity and results of operations.**

The costs of providing non-contributory defined benefit pension plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and required or voluntary contributions made to the plans. The Subsidiary Registrants are allocated their proportionate share of the cost and obligations related to these plans. Without sustained growth in the pension investments over time to increase the value of plan assets and, depending upon the other factors impacting costs as listed above, Duke Energy could be required to fund its plans with significant amounts of cash. Such cash funding obligations, and the Subsidiary Registrants' proportionate share of such cash funding obligations, could have a material adverse impact on the Duke Energy Registrants' results of operations, financial position and cash flows.

**Duke Energy is a holding company and depends on the cash flows from its subsidiaries to meet its financial obligations.**

Because Duke Energy is a holding company with no operations or cash flows of its own, its ability to meet its financial obligations, including making interest and principal payments on outstanding indebtedness and to pay dividends on its common and preferred stock, is primarily dependent on the net income and cash flows of its subsidiaries and the ability of those subsidiaries to pay upstream dividends or to repay borrowed funds. Prior to funding Duke Energy, its subsidiaries have regulatory restrictions and financial obligations that must be satisfied. These subsidiaries are separate legal entities and have no obligation to provide Duke Energy with funds. In addition, Duke Energy may provide capital contributions or debt financing to its subsidiaries under certain circumstances, which would reduce the funds available to meet its financial obligations, including making interest and principal payments on outstanding indebtedness and to pay dividends on Duke Energy's common and preferred stock.

**GENERAL RISKS**

**The failure of Duke Energy information technology systems, or the failure to enhance existing information technology systems and implement new technology, could adversely affect the Duke Energy Registrants' businesses.**

Duke Energy's operations are dependent upon the proper functioning of its internal systems, including the information technology systems that support our underlying business processes. Any significant failure or malfunction of such information technology systems may result in disruptions of our operations. In the ordinary course of business, we rely on information technology systems, including the internet and third-party hosted services, to support a variety of business processes and activities and to store sensitive data, including (i) intellectual property, (ii) proprietary business information, (iii) personally identifiable information of our customers, employees, retirees and shareholders and (iv) data with respect to invoicing and the collection of payments, accounting, procurement and supply chain activities. Our information technology systems are dependent upon global communications and cloud service providers, as well as their respective vendors, many of whom have at some point experienced significant system failures and outages in the past and may experience such failures and outages in the future. These providers' systems are susceptible to cybersecurity and data breaches, outages from fire, floods, power loss, telecommunications failures, break-ins and similar events. Failure to prevent or mitigate data loss from system failures or outages could materially affect the results of operations, financial position and cash flows of the Duke Energy Registrants.

In addition to maintaining our current information technology systems, Duke Energy believes the digital transformation of its business is key to driving internal efficiencies as well as providing additional capabilities to customers. Duke Energy's information technology systems are critical to cost-effective, reliable daily operations and our ability to effectively serve our customers. We expect our customers to continue to demand more sophisticated technology-driven solutions and we must enhance or replace our information technology systems in response. This involves significant development and implementation costs to keep pace with changing technologies, including artificial intelligence, and customer demand. If we fail to successfully implement critical technology, or if it does not provide the anticipated benefits or meet customer demands, such failure could materially adversely affect our business strategy as well as impact the results of operations, financial position and cash flows of the Duke Energy Registrants.

**Potential terrorist activities, or military or other actions, could adversely affect the Duke Energy Registrants' businesses.**

The continued threat of terrorism and the impact of retaliatory military and other action by the U.S. and its allies may lead to increased political, economic and financial market instability and volatility in prices for natural gas and oil, which may have material adverse effects in ways the Duke Energy Registrants cannot predict at this time. In addition, future acts of terrorism and possible reprisals as a consequence of action by the U.S. and its allies could be directed against companies operating in the U.S. Information technology systems, transportation systems for our fuel sources including natural gas pipelines, transmission and distribution and generation facilities such as nuclear plants could be potential targets of terrorist activities or harmful activities by individuals or groups that could have a material adverse effect on Duke Energy Registrants' businesses. In particular, the Duke Energy Registrants may experience increased capital and operating costs to implement increased security for their information technology systems, transmission and distribution and generation facilities, including nuclear power plants under the NRC's design basis threat requirements. These increased costs could include additional physical plant security and security personnel or additional capability following a terrorist incident.

**Failure to attract and retain an appropriately qualified workforce could unfavorably impact the Duke Energy Registrants' results of operations.**

Certain events, such as an aging workforce, mismatch of skill set or complement to future needs, or unavailability of contract resources may lead to operating challenges and increased costs. The challenges include lack of resources, loss of knowledge base and the lengthy time required for skill development. In this case, costs, including costs for contractors to replace employees, productivity costs and safety costs, may increase. Failure to hire and adequately train replacement employees, including the transfer of significant internal historical knowledge and expertise to new employees, or future availability and cost of contract labor may adversely affect the ability to manage and operate the business, especially considering the workforce

needs associated with nuclear generation facilities and new skills required to operate a modernized, technology-enabled power grid. If the Duke Energy Registrants are unable to successfully attract and retain an appropriately qualified workforce, their results of operations, financial position and cash flows could be negatively affected.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

### Risk Management

Ensuring the security of Duke Energy's assets, information and teammates is vital for delivering the essential service on which Duke Energy's customers and communities depend. In light of the ever-evolving threat landscape and increasing sophistication of threat actor tactics, techniques and procedures, steadfast and advanced cybersecurity and security operations are integral parts of Duke Energy's enterprise risk management framework. Duke Energy's enterprise risk management framework is used across the enterprise by subject matter experts to identify, assess, monitor and communicate enterprise level risks to the Chief Risk Officer. Duke Energy's technology and cybersecurity risk management program is integrated into the Company's overall Enterprise Risk Management program and is composed of three primary lines of defense: (1) the Cybersecurity Incident Response Team (CIRT); (2) the Duke Energy Enterprise Security Team (EST); and (3) internal and external cybersecurity audits.

Duke Energy's first line of defense is the CIRT under the Office of the Chief Administrative Officer (CAO). The CIRT reports up to leaders in the Chief Security and Information Security Office, including the Chief Security and Information Security Officer (CSISO), Managing Director of Cybersecurity and Network Defense, and Director of Cybersecurity Operations, whose cybersecurity backgrounds include many years serving in operational cyber roles, leading incident response, participating in industry engagement, collaborating with federal and local cyber programs, and time analyzing security breaches across the industry. The CIRT oversees an enterprisewide process that identifies, assesses, responds to and resolves cyber incidents, both internal and those associated with the Company's use of third-party service providers, by defining roles, responsibilities and the process for problem source identification, mitigation, and eradication triggered by a suspected cyber incident. Duke Energy manages cybersecurity threats through its 24/7 Duke Energy Cybersecurity Operations Center (CSOC), which serves as the Company's central command center for monitoring and coordinating responses to cyber-threats. The CSOC engages in daily information sharing within the utilities industry and with government partners and monitors incoming intelligence and cyber incident impacts. The CSOC assesses the relevant information by assigning a CIRT Heat Map score, which results in CIRT activation if a certain threat level is met. It also results in the assignment of additional roles and responsibilities to enable the cybersecurity leadership and technical teams to collectively and regularly review incident information, score the impact, communicate to leadership, and respond appropriately. Another key component of Duke Energy's first line of defense against cybersecurity threats is its Third-Party Risk Management (TPRM) process, whereby third parties providing services that meet certain criteria such as storing or transmitting Duke Energy data, hosting an application, or connecting to the Duke Energy network are required to undergo a cybersecurity assessment primarily to ascertain the risk of a third-party's proposed services to Duke Energy.

Duke Energy's second line of defense against cybersecurity threats is the EST, which is led by the CSISO, and actively evaluates, anticipates and tests Duke Energy's cybersecurity risk level and preventive and risk mitigation controls relative to the enterprisewide risk level and controls. The EST is responsible for infrastructure defense and security controls, performing vulnerability assessments and third-party information security assessments, employee awareness and training programs and security incident management, including oversight of the remediation of cybersecurity incidents. The EST monitors cyber activity and also reports on the status of the Company's cybersecurity performance and any ongoing remediation efforts to the Company's CAO, Chief Information Officer (CIO) and CSISO. The CAO and CSISO report these cybersecurity metrics, which use a vulnerability management scoring system and closely align with the National Institute of Standards and Technology Cybersecurity Framework, to the Audit Committee at each regularly scheduled Audit Committee meeting. The EST also employs tools and oversees and challenges Duke Energy's cybersecurity and technology metrics under its Enterprise Security Risk Register to track, identify and manage risk. To this end, the EST engages outside expert firms to perform a comprehensive external penetration test each year, performs system and application penetration testing several times throughout the year, and conducts annual exercises simulating the tactics, techniques, and procedures of advanced threat actor groups to test the Company's ability to prevent penetration, detect suspicious activity and respond to these threats in a timely manner. Lessons learned inform the ongoing improvement of security preventive and mitigating controls and procedures and the results of such testing and threat actor simulations are shared with senior management and the Board of Directors. Duke Energy also has a senior management committee, the Executive Cybersecurity Oversight Governance Committee (ECOG), which governs enterprise-level cybersecurity risk tolerance.

The Company's Executive Cybersecurity Oversight Governance Committee (ECOG), comprised of the Company's Chair and Chief Executive Officer (CEO), President, Executive Vice President (EVP) and Chief Financial Officer, and EVP, Chief Generation Officer and Enterprise Operational Excellence, receives monthly updates from the CAO and CSISO and provides senior management throughout the Company informational technology and operational technology perspectives, oversight and governance on investments and priorities for the broader cybersecurity organization, in addition to providing final decision oversight on recommendations and response to the ever-challenging cybersecurity threat landscape. The ECOG also is leveraged to supply information and bring transparency to senior management throughout the Company on the increasing threat landscape and the actions, response and road map to combat the threats.

Internal and external cybersecurity audits provide a third line of defense and independently provide assurance on how effectively the Company, as a whole, manages cybersecurity risk. Each year, Duke Energy Corporate Audit Services (CAS) performs various audits of key Duke Energy security systems and functions, such as third-party risk management programs, to assess whether appropriate security controls are in place and operating effectively. In addition to these internal audits, the Company is subject to a variety of external audits, performed periodically as required by the auditing entity, including external audits performed by the North American Electric Reliability Corporation under the Critical Infrastructure Protection framework (NERC CIP), Transportation & Security Administration Pipeline Security Directive and Federal Energy Regulatory Commission Dam Security.

Duke Energy is not currently aware of any potential cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition, however, Duke Energy cannot provide assurance that it will not be materially affected in the future by cybersecurity risks or any future material incidents.

**Governance**

The Audit Committee has primary oversight of management's efforts to mitigate cybersecurity and technology risk and respond to cyber incidents. The Audit Committee receives updates throughout the year from the CAO and CSISO on cybersecurity and grid security issues, including compliance with regulations, employee training and drills, at every regularly scheduled Audit Committee meeting, and engages in discussions throughout the year with management on the effectiveness of Duke Energy's overall cybersecurity program and progress for addressing any identified risks. In 2024, the Audit Committee received three updates and the full Board of Directors received one update on cybersecurity. The Audit Committee also receives periodic updates on Duke Energy's digital transformation and the operation of, and enhancements to, the Company's financial systems and business and operational technical systems. The reviews presented to the Audit Committee are followed with an update to the full Board of Directors by the Chair of the Audit Committee.

In addition, the Operations and Nuclear Oversight Committee (ONOC) of the Board of Directors provides oversight of the nuclear safety and cybersecurity of Duke Energy's nuclear power program, which is integrated with the companywide cyber protocols, and the Chair of the ONOC reports out to the Board of Directors on such oversight activities. Duke Energy's nuclear cybersecurity program and associated cybersecurity plan (CSP) were fully implemented in 2017 in accordance with NRC regulation 10 CFR 73.54, "Protection of digital computer and communication systems and networks" and leverage monitoring, testing, drills, audits, assessments, and NRC inspections to continue to validate the effectiveness of the program to protect plant assets from cybersecurity threats.

Moreover, Duke Energy's processes ensure that the Board of Directors receive contemporaneous reporting on potentially significant cyber events including response, legal obligations, and outreach and notification to regulators and customers when needed, as well as an opportunity to provide guidance to management as appropriate.

The relevant cybersecurity risk expertise of Duke Energy's management who serve on the ECOG and/or senior management who lead the CIRT and EST is described below.

- The CEO of Duke Energy has over 20 years of experience in the utilities industry, and has gained cybersecurity experience as CEO of one of America's largest utility companies, and through service on the board of the Edison Electric Institute, the Institute of Nuclear Power Operations, the World Association of Nuclear Operators, and past service on the Department of Homeland Security Advisory Council.

- The EVP and Chief Financial Officer of Duke Energy (CFO) previously served as the Company's Chief Transformation and Administrative Officer and led the Company's business transformation through digital innovation, new ways of working and process redesign. In this role, the CFO gained an in-depth understanding of the Company's cybersecurity procedures and key threats, and was responsible for the enterprise business services and technology team, including the information and technology organization.

- The EVP, Chief Generation Officer and Enterprise Operational Excellence of Duke Energy has gained cybersecurity experience through being responsible for the safe, efficient and reliable operation of Duke Energy's fleet of nuclear, natural gas, hydro, solar and coal units.

- The President of Duke Energy has gained cybersecurity experience through focusing on transmission and the development of long-term grid strategies and solutions and through a prior role as Chief Distribution Officer, overseeing the safe, reliable, and efficient operation of Duke Energy's electric distribution systems, and through serving on the board of the Association of Edison Illuminating Companies.

- The CSISO of Duke Energy has over 25 years of experience building and leading security teams within multiple industries. The CSISO holds a Secret Security clearance and is committed to strengthening U.S. critical infrastructure through active collaboration with federal partners at the Federal Bureau of Investigation, Department of Energy, Department of Homeland Security, and state partners including the national guard, law enforcement and universities.

- The CAO of Duke Energy has over 25 years of experience in delivering secure information technology solutions across multiple industries, leading technology delivery for all core business functions. The CAO holds a Secret Security clearance and has active interactions and partnership with the Federal Bureau of Investigation, Edison Electric Institute and State Fusion Centers in the jurisdictions that Duke Energy serves.

## ITEM 2. PROPERTIES

### ELECTRIC UTILITIES AND INFRASTRUCTURE

The following table provides information related to the EU&I's generation stations as of December 31, 2024. The MW displayed in the table below are based on winter capacity for Fossil, Nuclear and Hydro generation stations, and nameplate capacity for Renewable generation stations. Ownership interest in all facilities is 100% unless otherwise indicated.

| Facility | Plant Type | Primary Fuel | Location | Owned MW Capacity |
|---|---|---|---|---|
| **Duke Energy Carolinas** | | | | |
| Oconee | Nuclear | Uranium | SC | 2,618 |
| McGuire | Nuclear | Uranium | NC | 2,386 |
| Catawba[a] | Nuclear | Uranium | SC | 588 |
| Belews Creek | Fossil | Coal/Gas | NC | 2,220 |
| Marshall | Fossil | Coal/Gas | NC | 2,078 |
| Lincoln CT | Fossil | Gas/Oil | NC | 1,909 |
| J.E. Rogers | Fossil | Coal/Gas | NC | 1,395 |
| Rockingham CT | Fossil | Gas/Oil | NC | 895 |
| Mill Creek CT | Fossil | Gas/Oil | SC | 751 |
| Buck CC | Fossil | Gas | NC | 718 |
| Dan River CC | Fossil | Gas | NC | 718 |
| W.S. Lee CC[b] | Fossil | Gas | SC | 706 |
| W.S. Lee CT | Fossil | Gas/Oil | SC | 96 |
| Clemson CHP | Fossil | Gas | SC | 16 |
| Bad Creek | Hydro | Water | SC | 1,640 |
| Jocassee | Hydro | Water | SC | 780 |
| Cowans Ford | Hydro | Water | NC | 324 |
| Keowee | Hydro | Water | SC | 152 |
| Other small facilities (18 plants) | Hydro | Water | NC/SC | 584 |
| Distributed generation | Renewable | Solar | NC | 174 |
| Battery Storage | Renewable | Storage | NC | 25 |
| **Total Duke Energy Carolinas** | | | | **20,773** |
| **Duke Energy Progress** | | | | |
| Brunswick | Nuclear | Uranium | NC | 1,928 |
| Harris | Nuclear | Uranium | NC | 1,009 |
| Robinson | Nuclear | Uranium | SC | 793 |
| Roxboro | Fossil | Coal | NC | 2,462 |
| Smith CC | Fossil | Gas/Oil | NC | 1,250 |
| H.F. Lee CC | Fossil | Gas/Oil | NC | 1,054 |
| Smith CT | Fossil | Gas/Oil | NC | 1,000 |
| Wayne County CT | Fossil | Gas/Oil | NC | 975 |
| L.V. Sutton CC | Fossil | Gas/Oil | NC | 719 |
| Mayo | Fossil | Coal | NC | 713 |
| Asheville CC | Fossil | Gas/Oil | NC | 560 |
| Asheville CT | Fossil | Gas/Oil | NC | 370 |
| Darlington CT | Fossil | Gas/Oil | SC | 264 |
| Weatherspoon CT | Fossil | Gas/Oil | NC | 164 |
| L.V. Sutton CT | Fossil | Gas/Oil | NC | 97 |
| Blewett CT | Fossil | Oil | NC | 68 |
| Walters | Hydro | Water | NC | 112 |
| Other small facilities (three plants) | Hydro | Water | NC | 116 |
| Distributed generation | Renewable | Solar | NC | 146 |
| Battery Storage | Renewable | Storage | NC | 45 |
| **Total Duke Energy Progress** | | | | **13,845** |
| **Duke Energy Florida** | | | | |
| Hines CC | Fossil | Gas/Oil | FL | 2,149 |
| Citrus County CC | Fossil | Gas | FL | 1,854 |
| Crystal River | Fossil | Coal | FL | 1,442 |
| Bartow CC | Fossil | Gas/Oil | FL | 1,259 |
| Intercession City CT | Fossil | Gas/Oil | FL | 1,146 |

| Facility | Plant Type | Primary Fuel | Location | Owned MW Capacity |
|---|---|---|---|---|
| Anclote | Fossil | Gas | FL | 1,025 |
| DeBary CT | Fossil | Gas/Oil | FL | 661 |
| Osprey CC | Fossil | Gas/Oil | FL | 611 |
| Tiger Bay CC | Fossil | Gas/Oil | FL | 230 |
| Bayboro CT | Fossil | Oil | FL | 193 |
| Bartow CT | Fossil | Gas/Oil | FL | 212 |
| Suwannee River CT | Fossil | Gas | FL | 194 |
| University of Florida CoGen CT | Fossil | Gas | FL | 50 |
| Distributed generation (19 sites) | Renewable | Solar | FL | 1,468 |
| Battery Storage | Renewable | Storage | FL | 48 |
| **Total Duke Energy Florida** | | | | **12,542** |
| **Duke Energy Ohio** | | | | |
| East Bend | Fossil | Coal | KY | 600 |
| Woodsdale CT | Fossil | Gas/Propane | OH | 564 |
| Distributed generation | Renewable | Solar | KY | 9 |
| **Total Duke Energy Ohio** | | | | **1,173** |
| **Duke Energy Indiana** | | | | |
| Gibson[c] | Fossil | Coal | IN | 2,845 |
| Cayuga[d] | Fossil | Coal/Oil | IN | 1,015 |
| Madison CT | Fossil | Gas | OH | 704 |
| Edwardsport | Fossil | Coal/Gas | IN | 578 |
| Wheatland CT | Fossil | Gas | IN | 520 |
| Vermillion CT[e] | Fossil | Gas | IN | 477 |
| Noblesville CC | Fossil | Gas/Oil | IN | 310 |
| Henry County CT[f] | Fossil | Gas/Oil | IN | 141 |
| Cayuga CT | Fossil | Gas/Oil | IN | 110 |
| Purdue CHP | Fossil | Gas | IN | 16 |
| Markland | Hydro | Water | IN | 54 |
| Distributed generation | Renewable | Solar | IN | 21 |
| Battery Storage | Renewable | Storage | IN | 15 |
| **Total Duke Energy Indiana** | | | | **6,806** |

| Totals by Type | Owned MW Capacity |
|---|---|
| **Totals by Plant Type** | |
| Nuclear | 9,322 |
| Fossil | 40,104 |
| Hydro | 3,762 |
| Renewable | 1,951 |
| **Total Electric Utilities** | **55,139** |

(a)   Jointly owned with North Carolina Municipal Power Agency Number 1, NCEMC and PMPA. Duke Energy Carolinas' ownership is 19.25% of the facility.
(b)   Jointly owned with NCEMC. Duke Energy Carolinas' ownership is 87.27% of the facility.
(c)   Duke Energy Indiana owns and operates Gibson Station Units 1 through 4 and is a joint owner of unit 5 with WVPA and IMPA. Duke Energy Indiana operates unit 5 and owns 50.05%.
(d)   Includes Cayuga Internal Combustion.
(e)   Jointly owned with WVPA. Duke Energy Indiana's ownership is 62.5% of the facility.
(f)   Includes 50 MW contracted to WVPA.

The following table provides information related to EU&I's electric transmission and distribution properties as of December 31, 2024.

| | Duke Energy | Duke Energy Carolinas | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|---|---|---|---|
| **Electric Transmission Lines** | | | | | | |
| Miles of 500 to 525 kilovolt (kV) | 1,100 | 600 | 300 | 200 | — | — |
| Miles of 345 kV | 1,100 | — | — | — | 400 | 700 |
| Miles of 230 kV | 8,600 | 2,700 | 3,400 | 1,800 | — | 700 |
| Miles of 100 to 161 kV | 12,700 | 6,900 | 2,600 | 1,100 | 700 | 1,400 |
| Miles of 13 to 69 kV | 8,200 | 2,800 | — | 2,300 | 600 | 2,500 |
| Total conductor miles of electric transmission lines | 31,700 | 13,000 | 6,300 | 5,400 | 1,700 | 5,300 |
| **Electric Distribution Lines** | | | | | | |
| Miles of overhead lines | 171,700 | 66,700 | 44,500 | 25,100 | 13,300 | 22,100 |
| Miles of underground line | 114,900 | 44,500 | 30,100 | 23,600 | 6,600 | 10,100 |
| Total conductor miles of electric distribution lines | 286,600 | 111,200 | 74,600 | 48,700 | 19,900 | 32,200 |
| Number of electric transmission and distribution substations | 3,000 | 1,200 | 500 | 500 | 300 | 500 |

Substantially all of EU&I's electric plant in service is mortgaged under indentures relating to Duke Energy Carolinas', Duke Energy Progress', Duke Energy Florida's, Duke Energy Ohio's and Duke Energy Indiana's various series of First Mortgage Bonds.

## GAS UTILITIES AND INFRASTRUCTURE

GU&I owns transmission pipelines and distribution mains that are generally underground, located near public streets and highways, or on property owned by others for which Duke Energy Ohio and Piedmont have obtained the necessary legal rights to place and operate facilities on such property located within the GU&I service territories. The following table provides information related to GU&I's natural gas distribution as of December 31, 2024.

| | Duke Energy | Duke Energy Ohio | Piedmont |
|---|---|---|---|
| Miles of natural gas distribution and transmission pipelines | 36,300 | 7,600 | 28,700 |
| Miles of natural gas service lines | 29,700 | 6,800 | 22,900 |

## OTHER

Duke Energy owns approximately 7.2 million square feet and leases approximately 2 million square feet of corporate, regional and district office space spread throughout its service territories. See Note 11, "Property, Plant and Equipment," for further information.

## ITEM 3. LEGAL PROCEEDINGS

### MTBE Litigation

In December 2017, the state of Maryland filed suit in Baltimore City Circuit Court against Duke Energy Merchants and other defendants alleging contamination of state waters by MTBE leaking from gasoline storage tanks and is seeking an unspecified amount of monetary damages. MTBE is a gasoline additive intended to increase the oxygen levels in gasoline and make it burn cleaner. The case was removed from Baltimore City Circuit Court to federal District Court. Initial motions to dismiss filed by the defendants were denied by the court in September 2019, and the matter is now in discovery. In December 2020, the plaintiff and defendants selected 50 focus sites, none of which have any ties to Duke Energy Merchants. Discovery will be specific to those sites. At this time, Duke Energy Merchants has not engaged in settlement negotiations with the plaintiff and the plaintiff has not reached a settlement agreement with any defendant. Duke Energy cannot predict the outcome of this matter.

### The Town of Carrboro Litigation

On December 4, 2024, the town of Carrboro, North Carolina, filed a lawsuit against Duke Energy in the North Carolina Superior Court, Orange County, alleging that Duke Energy and its predecessor companies knew since the late 1960s that fossil-fuel emissions could cause global climate changes and engaged in a campaign to conceal the dangers of fossil fuel emissions from the public, regulators, legislators, and others, resulting in a delayed transition away from fossil fuel emissions and worsening climate change. The lawsuit also alleges that Duke Energy misled the public regarding Duke Energy's support for, and actions toward, transitioning its fossil fuel portfolio to renewable energy. The damages alleged range from road and stormwater-system impacts to increased electricity costs and recurring invasions and interferences from extreme weather events. The lawsuit asserts state-law claims for public nuisance, private nuisance, trespass, negligence, and gross negligence, and is seeking an unspecified amount of monetary damages. The case has been transferred to the North Carolina Business Court. Duke Energy cannot predict the outcome of this matter.

In addition, from time to time, the Duke Energy Registrants are parties to various legal, environmental or other regulatory proceedings, including in the ordinary course of business. SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and such proceedings involve potential monetary sanctions that the Duke Energy Registrants reasonably believe will exceed a specified threshold. Pursuant to the

SEC regulations, the Duke Energy Registrants use a threshold of $1 million for such proceedings. See Note 4, "Regulatory Matters," and Note 5, "Commitments and Contingencies," to the Consolidated Financial Statements, which information is incorporated herein by reference, for discussion of certain legal, environmental and other regulatory proceedings to which the Duke Energy Registrants are a party.

## ITEM 4. MINE SAFETY DISCLOSURES

This is not applicable for any of the Duke Energy Registrants.

# ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Duke Energy is listed and traded on the NYSE (ticker symbol DUK). As of January 31, 2025, there were 114,684 Duke Energy common stockholders of record. For information on dividends, see the "Dividend Payments" section of Management's Discussion and Analysis.

There is no market for the common equity securities of the Subsidiary Registrants, all of which are directly or indirectly owned by Duke Energy. See Note 2, "Dispositions," to the Consolidated Financial Statements for information on the investment of a minority interest in Duke Energy Indiana.

## Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III within this Annual Report for information regarding Securities Authorized for Issuance Under Equity Compensation Plans.

## Issuer Purchases of Equity Securities for Fourth Quarter 2024

There were no repurchases of equity securities during the fourth quarter of 2024.

## Unregistered Sales of Equity Securities and Use of Proceeds

None.

## Stock Performance Graph

The following performance graph compares the cumulative TSR from Duke Energy Corporation common stock, as compared with the Standard & Poor's 500 Stock Index (S&P 500) and the Philadelphia Utility Index for the past five years. The graph assumes an initial investment of $100 on December 31, 2019, in Duke Energy common stock, in the S&P 500 and in the Philadelphia Utility Index and that all dividends were reinvested. The stockholder return shown below for the five-year historical period may not be indicative of future performance.



## NYSE CEO Certification

Duke Energy has filed the certification of its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to this Annual Report.

## ITEM 6. SELECTED FINANCIAL DATA

This is not applicable for any of the Duke Energy Registrants.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis includes financial information prepared in accordance with GAAP in the U.S., as well as certain non-GAAP financial measures such as adjusted earnings and adjusted EPS discussed below. Generally, a non-GAAP financial measure is a numerical measure of financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. The non-GAAP financial measures should be viewed as a supplement to, and not a substitute for, financial measures presented in accordance with GAAP. Non-GAAP measures as presented herein may not be comparable to similarly titled measures used by other companies.

The following combined Management's Discussion and Analysis of Financial Condition and Results of Operations is separately filed by Duke Energy Corporation and its subsidiaries. Duke Energy Carolinas, LLC, Progress Energy, Inc., Duke Energy Progress, LLC, Duke Energy Florida, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, LLC and Piedmont Natural Gas Company, Inc. However, none of the registrants make any representation as to information related solely to Duke Energy or the subsidiary registrants of Duke Energy other than itself.

Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements and Notes for the years ended December 31, 2024, 2023 and 2022.

See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," in Duke Energy's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 23, 2024, for a discussion of variance drivers for the year ended December 31, 2023, as compared to December 31, 2022.

## DUKE ENERGY

Duke Energy, an energy company headquartered in Charlotte, North Carolina, operates in the U.S. primarily through its subsidiaries, Duke Energy Carolinas, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke

Energy Indiana and Piedmont. When discussing Duke Energy's consolidated financial information, it necessarily includes the results of the Subsidiary Registrants, which along with Duke Energy, are collectively referred to as the Duke Energy Registrants.

### Executive Overview

This is a dynamic and exciting time for our industry and our company in particular as we move further into the energy transition. While 2024 presented unprecedented challenges as it relates to a historic storm season, we are now in the early stages of the approval and planned construction of significant new generation investments and anticipate growing energy demands in the coming decades from continued migration into our attractive service territories, onshoring of domestic industries, electrification, and data centers and other investments from the expected artificial intelligence revolution. At Duke Energy, we remain focused on continuing to advance our energy transition, maintaining reliability and affordability for our customers while providing cleaner energy and delivering on our commitments to our communities, employees, investors, and other stakeholders. The fundamentals of our business remain strong, allowing us to deliver growth in earnings and dividends in a low-risk, predictable and transparent way.

In 2024, we responded to the most significant hurricane season in our company's history. While several historic, back-to-back hurricanes challenged our operations and required incremental financing costs, we met our near-term financial commitments and continued to make progress, generating positive regulatory and strategic outcomes, advancing key actions related to our energy transition and continuing to provide the safe and reliable service that our communities depend on. We continue to rebuild the most heavily damaged infrastructure impacted by storms in our service territories, engage with our customers and make critical investments to support our ongoing energy transition and a business portfolio that delivers a reliable and growing dividend, with 2024 representing the 98th consecutive year Duke Energy paid a cash dividend on its common stock.

### Financial Results





(a) See Results of Operations below for Duke Energy's definition of adjusted earnings and adjusted EPS as well as a reconciliation of this non-GAAP financial measure to net income available to Duke Energy and net income available to Duke Energy per basic share.

Duke Energy's 2024 Net Income Available to Duke Energy Corporation (GAAP Reported Earnings) increased primarily due to higher impairments on

the sale of the Commercial Renewables business in the prior year. Additional drivers primarily include growth from rate increases and riders, improved weather and higher sales volumes, partially offset by higher interest expense, depreciation on a growing asset base and storm costs, along with a higher effective tax rate. See "Results of Operations" below for a detailed discussion of the consolidated results of operations and a detailed discussion of financial results for each of Duke Energy's reportable business segments, as well as Other.

**2024 Areas of Focus and Accomplishments**

*Hurricane Response and Operational Excellence.* The reliable and safe operation of our power generating facilities, electric distribution system and natural gas infrastructure in our communities continues to be foundational to serving our customers, our financial results, and our credibility with stakeholders. Our workforce and contract partners work hard to prepare for storm season, through drills, material planning, call center readiness, contingency planning and customer communications. Additionally, operational excellence is especially critical to successfully navigate effective storm response and to efficiently provide the continuity of service our customers demand, regardless of weather or circumstance.

In 2024, with three consecutive major hurricanes Debby, Helene and Milton, this preparation was critical as we responded to several unprecedented and catastrophic weather events across our service territories. The historic nature of these storms required a new level of coordination and teamwork across every organization at our company. In August 2024, Hurricane Debby made landfall in Florida as a Category 1 storm, impacting the Duke Energy Florida territory as well as the Duke Energy Carolinas and Duke Energy Progress territories in North Carolina and South Carolina and causing approximately 700,000 customer outages. In late September 2024, Hurricane Helene made landfall in Florida as a Category 4 storm and subsequently impacted all of Duke Energy's service territories as the storm moved inland, with the most severe damage occurring in Florida and the Carolinas. Approximately 3.5 million customers were impacted by Hurricane Helene across Duke Energy's system, the largest number of companywide outages from a single event on our system ever reported. Then, in October 2024, Hurricane Milton made landfall in Florida as a Category 3 storm, causing severe damage across our Florida service territory as a result of high winds, rain and flooding and resulting in more than 1 million customer outages.

In such extreme circumstances, our immediate priority is, and always will be, executing the extensive storm preparation and response work to ensure the safe, timely, and efficient restoration of service to impacted customers as quickly as possible. Around-the-clock power restoration efforts continued following the historic damage inflicted by these storms with lineworkers, tree trimmers and removal experts, state department of transportation workers and countless others, working to repair and, in certain areas, completely rebuild, the critical electricity infrastructure that powers and supports the communities we serve. Our operations teams worked diligently, restoring power to approximately 5.5 million customers. We've also seen the benefits of ongoing grid hardening investments, leveraging self-healing technologies and remote restoration capabilities to automate the rerouting of power, more effectively deploy resources, and reduce the frequency or duration of outages for many of our customers during severe weather events.

Preparation, sound execution, and a comprehensive communication strategy helped us respond quickly and build stakeholder loyalty and support as we continue the important work of rebuilding our communities, including power infrastructure in the hardest-hit areas of our service territories. While these historic storms created incremental financing needs, we are working with our state commissions to appropriately track and recover storm costs under approved regulatory frameworks on a timely basis. We also remain focused on balancing the bill impacts on our customers, including seeking insurance recovery and the securitization of related costs in certain jurisdictions, as appropriate. For more information, see "Matters Impacting Future Results,"

"Liquidity and Capital Resources," and Notes 4 and 7 to the Consolidated Financial Statements, "Regulatory Matters" and "Debt and Credit Facilities."

Despite the extreme weather and operational challenges with storm response, our generation fleet and nuclear sites delivered strong performance throughout the year and our electric distribution system performed well. In addition to unprecedented storm response, most of our service territories experienced above-average temperatures this summer, including the warmest July on record in Florida, new energy peaks in the Carolinas and weather alerts from PJM and MISO in the Midwest. In January 2025, due to 65 hours of freezing or below freezing temperatures, Duke Energy Carolinas and Duke Energy Progress achieved a new record combined peak usage. We prepared for the arrival of extreme weather and delivered on our customer commitments, identifying potential risks, effectively maintaining adequate short-term planning reserves, leveraging outage scheduling optimization, and controlling planned and emergent equipment issues. Effective operations and flexibility by our generation and transmission teams managed these tight margins in an efficient manner and ensured the integrity of the grid our customers rely upon. We will continue to practice our forecasting, grid assessment, oversight, and governance processes as extreme weather challenges operations from time to time, evaluate lessons learned and enhance our strategy and communications to effectively serve our customers now and in the future. Our ability to effectively handle all facets of the 2024 storm response efforts while making ongoing investments to enhance the reliability and physical security of the grid is a testament to our team's extensive preparation and coordination, applying lessons learned from previous storms, and on-the-ground management throughout the restoration efforts. Duke Energy has received 20 Emergency Response Awards since EEI began recognizing storm response in 1998 (including 11 for assisting other utilities).

The safety and health of our workforce is a core value and we remain an industry leader in personal safety as measured by the Occupational Safety and Health Administration's (OSHA) Total Incident Case Rate (TICR). We closely tracked 2023's record-setting safety results with our 2024 TICR coming in below target and anticipate ranking first among North American combined gas and electric companies in an annual industry safety survey for the 10th consecutive year. We expect our gas operations organization to finish in the top 10% according to a gas industry survey for the fourth year in a row. Following on our historic success from 2023, we finished 2024 with less than 100 OSHA recordable injuries. In addition, we achieved significant year-over-year improvement in environmental performance as measured by internal metrics and had no significant environmental events.

*Constructive Regulatory and Legislative Outcomes.* Modernized regulatory constructs provide benefits, which include improved earnings and cash flows through more timely recovery of investments, as well as stable pricing for customers. One of our long-term strategic goals was to achieve modernized regulatory constructs across all of our jurisdictions. With PBR and MYRP in North Carolina, MYRP in Florida, and grid investment riders in the Midwest, 2024 marked a significant milestone for utilizing these structures across most of our service territories.

Overall, 2024 was a very active year as it relates to regulatory filings, which reflects the important investments and ongoing energy transition across all of our service territories. We continued to move a variety of regulatory initiatives forward this year, including the following:

- In January 2024, Duke Energy Carolinas filed a South Carolina rate case. In May 2024, we reached a constructive comprehensive settlement with certain parties and in July 2024, the PSCSC issued an order approving the settlement and revising recovery of certain environmental compliance costs. New rates were effective August 1, 2024.

- In April 2024, we filed formal requests for new base rates across several jurisdictions including Duke Energy Florida, Duke Energy Indiana and Piedmont.

- Duke Energy Florida filed a three-year rate plan to begin in January 2025. In August 2024, the FPSC approved our constructive comprehensive settlement with certain parties and new rates were effective January 1, 2025.

- Duke Energy Indiana filed a general rate case with the IURC and received a constructive order in January 2025. New rates are expected to be effective by March 2025.

- Piedmont filed a general rate case with the NCUC and reached a constructive comprehensive settlement with certain parties in September 2025. Revised interim rates were effective November 1, 2024, subject to refund and pending NCUC approval of the settlement and a final order, which was received in January 2025.

- Also, in April 2024, Duke Energy Progress issued $177 million of storm recovery bonds, our first issuance under South Carolina's 2022 securitization legislation, which provided the necessary framework for us to lower the bill impacts on our customers related to critical storm restoration activities. In December 2024, we initiated securitization filings in North Carolina related to the unprecedented back-to-back hurricanes of 2024 and are also pursuing timely recovery of storm costs under existing regulatory mechanisms in Florida.

- In December 2024, Duke Energy Kentucky filed an electric base rate case and new rates are anticipated to go into effect in July 2025.

In 2024, we also began to sell nuclear PTCs as allowed under the Inflation Reduction Act. These proceeds are expected to have significant benefits to customers and lower the cost of the energy transition as the sales proceeds, net of associated costs, are flowed back to customers through lower rates under regulatory mechanisms in applicable jurisdictions.

*Energy Transition.* Faced with anticipated long-term growth not seen for decades, our industry continues to experience an unprecedented level of change and 2024 was a dynamic year for our company as we navigated storm response and continued to execute on our strategic priorities.

### *Generating Reliable, Affordable and Cleaner Energy*

We continue to balance reliability and affordability in light of expected increases in long-term demand for electricity in our service territories in the coming decades. While we continue to target a transition out of coal by 2035, subject to regulatory approvals, our focus remains on meeting the growing and evolving energy needs of our customers through a long-range, enterprise strategy that involves modernizing our assets with reliability and affordability top of mind. Although our path will not be linear as we retire coal and bring new generation resources online, we have made strong progress to date in reducing carbon emissions from electricity generation (a 44% reduction from 2005) and have established goals to do more (50% reduction by 2030, 80% by 2040, and net zero by 2050). We are also working to reduce Scope 2 and certain Scope 3 emissions, including emissions from upstream purchased power and fossil fuel purchases, as well as downstream customer use of natural gas, by 50% by 2035, on the way to net zero by 2050.

Over the next decade, we expect to deploy between approximately $190 billion and $200 billion of capital into our regulated businesses, driven by energy transition investments designed to ensure reliable, affordable, and cleaner energy while meeting expected growth in energy demand in the coming decades. These investments will maintain reliability and affordability, drive economic benefits for the communities we serve, deliver cleaner energy and reduce our customers' exposure to fuel volatility. We have filed and refined comprehensive IRPs consistent with this strategy in multiple jurisdictions, allowing us to make needed investments to increase grid resiliency and enable coal plant retirements, renewables and energy storage.

As we look beyond 2030, we will need additional tools to continue our progress. We will actively work to advocate for research and development and deployment of carbon-free, dispatchable resources. This includes longer-duration energy storage, advanced nuclear technologies, carbon capture and zero-carbon fuels.

### *Carolinas Resource Plan*

Our energy transition strategy continues to focus on delivering a path to cleaner energy in a manner that protects grid reliability and affordability, all while meeting the energy demands of the growing and economically vibrant communities that we serve. In January 2024, we filed supplemental modeling and analysis with the NCUC and PSCSC related to our combined systemwide Carolinas Resource Plan filed in 2023. These updates were necessary due to substantially increased load forecasts resulting from continued economic development successes in the Carolinas occurring since the systemwide integrated resource plan was prepared. In March 2024, we filed CPCNs for new natural gas generation facilities in North Carolina and made a similar filing in South Carolina for a new solar facility. In 2024, these generation facility filings were approved along with receiving broader approval and direction on the Carolinas Resource Plan from both the NCUC and PSCSC.

### *Modernizing the Power Grid and Natural Gas Infrastructure*

We are leveraging new technology, digital tools and data analytics across the business in response to a transforming landscape and our grid improvement programs continue to be a key component of our growth strategy. Modernization of the electric grid, including smart meters, storm hardening, self-healing and targeted undergrounding, helps to ensure the system is better prepared for severe weather, improves the system's reliability and flexibility, and provides better information and services for our customers. We continue to enhance our customers' experience with the Self-Optimizing Grid (SOG), our flagship grid improvement program spanning all of Duke Energy's regulated utilities. In 2024, our SOG investments helped to avoid approximately 925,000 customer interruptions across our six-state electric service area, preventing customers from having more than 8.6 million hours of lost outage time during major events.

Investments in integrity management of our natural gas infrastructure continue to be of importance to ensure reliable, safe, and increasingly clean delivery of natural gas to our customers. In our LDC business, we remain focused on reducing methane emissions, leveraging our partnerships, emissions platform, sensors and other technologies to find and fix leaks in near real time. We also use cross compression to avoid releasing natural gas into the atmosphere during certain operational activities.

*Macroeconomic Environment.* Duke Energy has a demonstrated track record of executing on our business plans while driving efficiencies and productivity in the business. Despite higher interest rates and navigating the operational and financial impacts of unprecedented hurricanes across our service territories, we achieved financial results within our adjusted EPS guidance and continued our cost-management journey with a focus on driving productivity, increasing flexibility and prioritizing spend based on risk and strategic value to our customers and investors. We've built a culture of continuous improvement and continue to identify ways to reduce operating costs, remaining focused on organization simplification, automation, outsourcing and continued operational excellence.

Volatile commodity prices led to rapid fuel cost increases in 2022, impacting the price of electricity in all of our jurisdictions. We actively worked to manage and maintain prices at lower levels than they otherwise would have been in light of increased commodity prices, working with our regulators to extend recovery periods in certain jurisdictions in a way that was manageable for our customers. We've experienced increased stability in these markets and have now fully recovered these deferred fuel costs, with remaining balances back in line with our historical average as of December 31, 2024. Additionally, while interest rates and inflation have moderated to a degree, we continued to successfully navigate supply chain challenges for major equipment components for new generation and the grid. For solar panels, we've executed longer supply agreements and we continue to proactively secure equipment in advance of hurricane season. Our procurement teams also continue to execute on action plans to enhance planning, augment supply, amend operations and leverage our scale to continue to mitigate these risks to the extent possible.

Recent macroeconomic headwinds aside, the level of economic development success and growth experienced in our service territories is significantly above what we have experienced over the last two decades. We successfully worked with our state partners to win 78 economic development projects in 2024 alone, representing approximately $26 billion in new capital investment and over 16,000 new jobs within our service territories. These projects include transformational life sciences, automotive, and semiconductors facilities as well as data centers. Supporting the increasing generation load demands expected from projects like these in the coming years is an immense opportunity for our Company and the communities we proudly serve.

*Customer Satisfaction.* Duke Energy continues to transform the customer experience through our use of customer data to better inform operational priorities and performance levels. This data-driven approach allows us to identify the investments that are most important to the customer experience. While customer satisfaction across our industry continues to be impacted by the macroeconomic environment and the impacts of inflationary pressures including higher fuel prices and interest rates on customer bills, our work continues to be recognized by our customers, with strong customer satisfaction scores in our jurisdictions including Piedmont, which was ranked No. 1 in customer satisfaction by J.D. Power for residential natural gas service in the south for the third year in a row.

## Duke Energy Objectives – 2025 and Beyond

At Duke Energy, our business strategy centers on meeting growing energy needs and powering the modern economy, while delivering reliable, affordable and cleaner energy to our customers and communities. To meet these goals, we are safely transforming and readying our system by investing in secure and innovative technologies, modernizing our gas and electric infrastructure and integrating efficiency and demand management programs. As we transition our business to meet anticipated increased long-term demand while delivering more efficient sources of energy, we are focused on creating sustainable value for our customers and shareholders by leveraging business transformation to exceed customer expectations, optimizing investments to drive attractive shareholder returns and providing new product offerings and solutions that deliver growth and customer value. To achieve these objectives, we are partnering with stakeholders, championing public policy that advances innovation and continuing to leverage regulatory models that support the delivery of reliable energy, timely cost recovery and affordable customer rates.

## Matters Impacting Future Results

The matters discussed herein could materially impact the future operating results, financial condition and cash flows of the Duke Energy Registrants and Business Segments.

## Regulatory Matters

### Coal Ash Costs

In April 2024, the EPA issued the 2024 CCR Rule, which significantly expands the scope of the 2015 CCR Rule by establishing regulatory requirements for inactive surface impoundments at retired generating facilities and previously unregulated coal ash sources at regulated facilities. Duke Energy is participating in legal challenges to the 2024 CCR Rule. Cost recovery for future expenditures is anticipated and will be pursued through the normal ratemaking process with federal and state utility commissions, which permit recovery of reasonable and prudently incurred costs associated with Duke Energy's regulated operations. For more information, see "Other Matters" and Notes 4 and 10 to the Consolidated Financial Statements, "Regulatory Matters" and "Asset Retirement Obligations."

### Storm Cost Recovery

From August through October 2024, a series of major storm events occurred that resulted in significant damage to utility infrastructure within our service territories and primarily impacted Duke Energy Carolinas', Duke Energy Progress' and Duke Energy Florida's electric utility operations. Hurricanes Debby, Helene and Milton caused widespread outages and included unprecedented damage to certain assets, including the hardest-hit areas on the western coast of Florida and certain regions in western North Carolina and upstate South Carolina. Appropriate storm cost recovery mechanisms are in place to track and recover incremental costs from such events. Funding restoration activities and, in some cases, the complete rebuild of critical infrastructure, for a series of sequential events of this magnitude has resulted in incremental financing needs until cost recovery occurs and may impact the near-term results of operations, financial position, or cash flows of the impacted registrants. For more information related to storm cost estimates, regulatory asset deferrals, and financing activities, see "Liquidity and Capital Resources" and Notes 4 and 7 to the Consolidated Financial Statements, "Regulatory Matters" and "Debt and Credit Facilities."

### EPA Regulations of GHG Emissions

In April 2024, the EPA issued final rules under section 111 of the Clean Air Act (EPA Rule 111) regulating GHG emissions from existing coal-fired and new natural gas-fired power plants. Duke Energy is analyzing the potential impacts the rules could have on the Company, which could be material and may influence the timing, nature, and magnitude of future generation investments in our service territories. Cost recovery for future expenditures will be pursued through the normal ratemaking process with federal and state utility commissions, which permit recovery of reasonable and prudently incurred costs associated with Duke Energy's regulated operations. Duke Energy is participating in legal challenges to the final rules. For more information, see "Other Matters."

### Supply Chain

The Company continues to monitor the ongoing stability of markets for key materials and public policy outcomes, including the potential impacts from possible new tariffs or other actions from the new presidential administration that could disrupt or impact Duke Energy's supply chain, future financial results, capital plan execution or the achievement of its energy transition.

### Goodwill

The Duke Energy Registrants performed their annual goodwill impairment tests as of August 31, 2024, as described in Note 12 to the Consolidated

Financial Statements, "Goodwill and Intangible Assets." As of this date, all of the Duke Energy Registrants' reporting units' estimated fair values materially exceeded the carrying values except for the GU&I reporting unit of Duke Energy Ohio. While no goodwill impairment charges have been recorded in the accompanying Consolidated Statements of Operations, the potential for deteriorating economic conditions impacting GU&I's future cash flows or equity valuations of peer companies could impact the estimated fair value of GU&I, and goodwill impairment charges could be recorded in the future.

**Other**

Duke Energy continues to monitor general market conditions, including the potential for interest rate pressures on the Company's cost of capital, which may impact Duke Energy's execution of its capital plan, future financial results, or the achievement of its energy transition.

**Results of Operations**

*Non-GAAP Measures*

Management evaluates financial performance in part based on non-GAAP financial measures, including adjusted earnings and adjusted EPS. These items represent income from continuing operations available to Duke Energy common stockholders in dollar and per share amounts, adjusted for the dollar and per share impact of special items. As discussed below, special items include certain charges and credits, which management believes are not indicative of Duke Energy's ongoing performance. Management believes the presentation of adjusted earnings and adjusted EPS provides useful information to investors, as it provides them with an additional relevant comparison of Duke Energy's performance across periods.

Management uses these non-GAAP financial measures for planning and forecasting, and for reporting financial results to the Board of Directors, employees, stockholders, analysts and investors. Adjusted EPS is also used as

a basis for employee incentive bonuses. The most directly comparable GAAP measures for adjusted earnings and adjusted EPS are GAAP Reported Earnings and EPS Available to Duke Energy Corporation common stockholders (GAAP Reported EPS), respectively.

Special items included in the periods presented include the following, which management believes do not reflect ongoing costs:

- Organizational Optimization represents costs associated with strategic repositioning to a fully regulated utility.

- Regulatory Matters primarily represents net impairment charges related to Duke Energy Carolinas' and Duke Energy Progress' North Carolina and South Carolina rate case orders and Duke Energy Carolinas' North Carolina rate case settlement, and charges related to Duke Energy Indiana post-retirement benefits.

- System Post-Implementation Costs represents the net impact of charges related to nonrecurring customer billing adjustments as a result of implementation of a new customer system.

- Preferred Redemption Costs represents charges related to the redemption of Series B Preferred Stock.

- Noncore Asset Sales and Net Impairments primarily represents charges related to certain joint venture electric transmission projects and certain renewable natural gas investments.

- Captive Storm Deductible represents charges related to an insurance deductible for Hurricane Helene property losses.

Discontinued operations primarily includes impairments on the sale of the Commercial Renewables business and results from Duke Energy's Commercial Renewables Disposal Groups.

Duke Energy's adjusted earnings and adjusted EPS may not be comparable to similarly titled measures of another company because other companies may not calculate the measures in the same manner.

*Reconciliation of GAAP Reported Amounts to Adjusted Amounts*

The following table presents a reconciliation of adjusted earnings and adjusted EPS to the most directly comparable GAAP measures.

| | Years Ended December 31, | | | |
| | 2024 | | 2023 | |
| (in millions, except per share amounts) | Earnings | EPS | Earnings | EPS |
| --- | --- | --- | --- | --- |
| GAAP Reported Earnings/EPS | $4,402 | $ 5.71 | $2,735 | $3.54 |
| Adjustments to Reported: | | | | |
| Organizational Optimization[a] | — | — | 95 | 0.13 |
| Regulatory Matters[b] | 43 | 0.06 | 64 | 0.08 |
| System Post-Implementation Costs[c] | 16 | 0.02 | — | — |
| Preferred Redemption Costs[d] | 16 | 0.02 | — | — |
| Noncore Asset Sales and Net Impairments[e] | 54 | 0.07 | — | — |
| Captive Storm Deductible[f] | 18 | 0.02 | — | — |
| Discontinued Operations[g] | (7) | (0.01) | 1,391 | 1.81 |
| Adjusted Earnings/Adjusted EPS | $4,542 | $ 5.90 | $4,285 | $5.56 |

Note: Total EPS may not foot due to rounding.

(a) Net of tax benefit of $29 million. $110 million recorded within Operations, maintenance and other and $14 million within Impairment of assets and other charges.

(b) Net of tax benefits of $15 million and $20 million for the years ended December 31, 2024 and 2023, respectively. $42 million recorded within Impairment of assets and other charges, $29 million recorded within Operating revenues, $2 million within Operations, maintenance and other, $11 million reduction recorded within Interest Expense, and a $4 million reduction within NCI for the year ended December 31, 2024. $68 million within Impairment of assets and other charges and $16 million within Operations, maintenance and other for the year ended December 31, 2023.

(c) Net of tax benefit of $5 million. $17 million recorded within Operating Revenues, $1 million recorded within Operations, maintenance and other, and $3 million recorded within Other income and expenses.

(d) Recorded within Preferred Redemption Costs.

(e) Net of $11 million tax benefit. $69 million recorded within Equity in (losses) earnings of unconsolidated affiliates and $4 million recorded within Gains on sales of other assets and other, net.

(f) Net of $5 million tax benefit. $23 million recorded within Operations, maintenance and other.

(g) Recorded in Income (Loss) from Discontinued Operations, net of tax, and Net Income (Loss) Attributable to NCI.

## Year Ended December 31, 2024, as compared to 2023

GAAP Reported EPS was $5.71 for the year ended December 31, 2024, compared to $3.54 for the year ended December 31, 2023. In addition to the drivers below, the increase in GAAP Reported Earnings/EPS was also due to higher impairments on the sale of the Commercial Renewables business in the prior year.

As discussed and shown in the table above, management also evaluates financial performance based on adjusted EPS. Duke Energy's adjusted EPS was $5.90 for the year ended December 31, 2024, compared to $5.56 for the year ended December 31, 2023. The increase in Adjusted Earnings/Adjusted EPS was primarily due to growth from rate increases and riders, improved weather and higher sales volumes, partially offset by higher interest expense, depreciation on a growing asset base and storm costs, along with a higher effective tax rate.

## SEGMENT RESULTS

The remaining information presented in this discussion of results of operations is on a GAAP basis. Management evaluates segment performance based on segment income. Segment income is defined as income from continuing operations net of income attributable to NCI and preferred stock dividends. Segment income includes intercompany revenues and expenses that are eliminated in the Consolidated Financial Statements.

Duke Energy's segment structure includes Electric Utilities and Infrastructure (EU&I) and Gas Utilities and Infrastructure (GU&I). The remainder of Duke Energy's operations is presented as Other. See Note 3 to the Consolidated Financial Statements, "Business Segments," for additional information on Duke Energy's segment structure.

## Electric Utilities and Infrastructure

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2024 | 2023 | Variance |
| Operating Revenues | $ 28,093 | $ 26,921 | $1,172 |
| Operating Expenses | | | |
| Fuel used in electric generation and purchased power | 9,285 | 9,164 | 121 |
| Operations, maintenance and other | 5,185 | 5,309 | (124) |
| Depreciation and amortization | 5,128 | 4,684 | 444 |
| Property and other taxes | 1,305 | 1,320 | (15) |
| Impairment of assets and other charges | 37 | 75 | (38) |
| Total operating expenses | 20,940 | 20,552 | 388 |
| Gains on Sales of Other Assets and Other, net | 3 | 28 | (25) |
| Operating Income | 7,156 | 6,397 | 759 |
| Other Income and Expenses, net | 528 | 517 | 11 |
| Interest Expense | 2,006 | 1,850 | 156 |
| Income Before Income Taxes | 5,678 | 5,064 | 614 |
| Income Tax Expense | 820 | 742 | 78 |
| Less: Income Attributable to Noncontrolling Interest | 88 | 99 | (11) |
| Segment Income | $ 4,770 | $ 4,223 | $ 547 |
| Duke Energy Carolinas GWh sales | 91,096 | 87,635 | 3,461 |
| Duke Energy Progress GWh sales | 69,017 | 66,717 | 2,300 |
| Duke Energy Florida GWh sales | 43,846 | 43,384 | 462 |
| Duke Energy Ohio GWh sales | 23,982 | 23,307 | 675 |
| Duke Energy Indiana GWh sales | 30,685 | 30,219 | 466 |
| Total Electric Utilities and Infrastructure GWh sales | 258,626 | 251,262 | 7,364 |
| Net proportional MW capacity in operation | 55,139 | 54,404 | 735 |

## Year Ended December 31, 2024, as compared to 2023

EU&I's results were driven by higher revenues from rate cases across multiple jurisdictions, improved weather, and higher weather-normal retail sales volumes, partially offset by higher depreciation. The following is a detailed discussion of the variance drivers by line item.

*Operating Revenues.* The variance was driven primarily by:

- a $684 million increase due to higher pricing from jurisdictional rate cases primarily at Duke Energy Carolinas, Duke Energy Progress and Duke Energy Kentucky and the 2021 Settlement at Duke Energy Florida;

- a $286 million increase in retail sales due to improved weather compared to prior year, including the impacts of decoupling;

- a $204 million increase in weather-normal retail sales volumes;

- a $120 million increase in fuel revenues primarily due to net higher fuel cost recovery in the current year;

- a $103 million increase in rider revenues primarily for the SPP at Duke Energy Florida and the Distribution Capital Investment Rider at Duke Energy Ohio; and

- a $92 million increase in other revenues for customer programs at Duke Energy Florida.

Partially offset by:

- a $190 million decrease in storm revenues at Duke Energy Florida;

- a $30 million decrease in wholesale revenues, including fuel, primarily due to the expiration of a wholesale customer contract at Duke Energy Indiana;

- a $29 million decrease in retail revenues due to an increase of a regulatory liability associated with certain employee post-retirement benefits at Duke Energy Indiana; and

- a $29 million decrease in franchise tax revenue primarily due to decreased revenues over prior year at Duke Energy Florida.

*Operating Expenses.* The variance was driven primarily by:

- a $444 million increase in depreciation and amortization primarily due to lower amortization of the DOE settlement regulatory liability and higher depreciable base at Duke Energy Florida and higher depreciable base and higher net amortizations driven by the North Carolina rate cases at Duke Energy Carolinas and Duke Energy Progress; and

- a $121 million increase in fuel used in electric generation and purchased power due to higher recovery of fuel expense at Duke Energy Carolinas and Duke Energy Progress, partially offset by lower deferred fuel amortization and lower fuel prices and volumes at Duke Energy Indiana, Duke Energy Florida and Duke Energy Ohio.

Partially offset by:

- a $124 million decrease in operation, maintenance and other primarily driven by lower storm amortization at Duke Energy Florida, partially offset by higher storm costs and service company allocations; and

- a $38 million decrease in impairment of assets and other charges primarily related to the prior year North Carolina rate case impacts at Duke Energy Carolinas and Duke Energy Progress.

*Gains on Sales of Other Assets and Other, net.* The decrease was primarily due to the sale of property in the prior year at Duke Energy Carolinas.

*Interest Expense.* The increase was primarily driven by higher outstanding debt balances and interest rates.

*Income Tax Expense.* The increase in tax expense was primarily due to an increase in pretax income, partially offset by an increase in the amortization of EDIT and PTCs. The ETRs for the years ended December 31, 2024, and 2023, were 14.4% and 14.7%, respectively.

**Gas Utilities and Infrastructure**

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | Variance |
| **Operating Revenues** | $ 2,390 | $ 2,266 | $ 124 |
| **Operating Expenses** | | | |
| Cost of natural gas | 565 | 593 | (28) |
| Operation, maintenance and other | 478 | 455 | 23 |
| Depreciation and amortization | 400 | 349 | 51 |
| Property and other taxes | 149 | 129 | 20 |
| Impairment of assets and other charges | — | (4) | 4 |
| Total operating expenses | 1,592 | 1,522 | 70 |
| **Operating Income** | 798 | 744 | 54 |
| **Other income and expenses, net** | 10 | 106 | (96) |
| **Interest Expense** | 256 | 217 | 39 |
| **Income Before Income Taxes** | 552 | 633 | (81) |
| **Income Tax Expense** | 99 | 116 | (17) |
| **Less: Loss Attributable to Noncontrolling Interest** | (1) | (2) | 1 |
| **Segment Income** | $ 454 | $ 519 | $ (65) |
| Piedmont Local Distribution Company (LDC) throughput (Dth) | 616,724,667 | 569,752,712 | 46,971,955 |
| Duke Energy Midwest LDC throughput (MCF) | 77,923,033 | 79,548,620 | (1,625,587) |

**Year Ended December 31, 2024, as compared to 2023**

GU&I's results were impacted primarily by higher depreciation and amortization, impairments for investments in SustainRNG projects, higher interest expense and higher property and other taxes, partially offset by higher margin growth. The following is a detailed discussion of the variance drivers by line item.

*Operating Revenues.* The variance was driven primarily by:

- a $50 million increase due to North Carolina base rate increases;

- a $38 million increase due to higher base rates, primarily from the Duke Energy Ohio rate case, partially offset by lower rider revenue at Duke Energy Ohio;

- a $26 million increase due to Tennessee ARM revenue;

- a $21 million increase due to unregulated RNG revenue;

- a $14 million increase due to rate stabilization mechanisms in South Carolina; and

- a $10 million increase due to customer growth.

Partially offset by:

- a $40 million decrease due to lower natural gas costs passed through to customers, partially offset by higher rates, higher volumes and lower secondary marketing sales.

*Operating Expenses.* The variance was driven primarily by:

- a $51 million increase in depreciation and amortization primarily due to higher depreciable base and higher depreciation for certain unregulated RNG projects;

- a $23 million increase in operations, maintenance and other primarily due to higher operating costs for unregulated RNG projects, higher pipeline safety and integrity work and higher information technology project costs; and

- a $20 million increase in property and other taxes due to a higher base upon which property taxes are levied.

Partially offset by:

- a $28 million decrease in cost of natural gas due to lower natural gas costs passed through to customers, partially offset by higher rates, higher volumes and lower secondary marketing.

*Other Income and Expenses, net.* The decrease was primarily due to impairments for investments in SustainRNG projects, lower revenue at SustainRNG and the revision in the prior year related to ACP ARO closure cost.

*Interest Expense.* The increase was primarily due to higher outstanding debt balances and interest rates.

*Income Tax Expense.* The decrease in tax expense was primarily due to a decrease in pretax income. The ETRs for the years ended December 31, 2024, and 2023, were 17.9% and 18.3%, respectively.

### Other

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | Variance |
| Operating Revenues | $ 157 | $ 134 | $ 23 |
| Operating Expenses | 227 | 249 | (22) |
| Gains on Sales of Other Assets and Other, net | 22 | 24 | (2) |
| Operating Loss | (48) | (91) | 43 |
| Other Income and Expenses, net | 257 | 258 | (1) |
| Interest Expense | 1,245 | 1,097 | 148 |
| Loss Before Income Taxes | (1,036) | (930) | (106) |
| Income Tax Benefit | (329) | (420) | 91 |
| Less: Preferred Dividends | 106 | 106 | — |
| Less: Preferred Redemption Costs | 16 | — | 16 |
| Net Loss | $ (829) | $ (616) | $(213) |

### Year Ended December 31, 2024, as compared to 2023

Other's results were impacted by higher interest expense and lower income tax and franchise tax benefits, partially offset by lower severance costs in the current year.

*Operating Revenues.* The increase was driven by favorable premiums related to captive insurance.

*Operating Expenses.* The decrease was driven by lower severance costs and lower franchise tax benefits, partially offset by higher contributions to the Duke Energy Foundation.

*Interest Expense.* The variance was primarily due to higher outstanding long-term debt balances and interest rates.

*Income Tax Benefit.* The decrease in the tax benefit was primarily due to the benefits associated with tax efficiency efforts in the prior year, partially offset by an increase in pretax losses. The ETRs for the years ended December 31, 2024, and 2023, were 31.8% and 45.2%, respectively. The decrease in the ETR was primarily due to benefits associated with tax efficiency efforts in the prior year. In 2023, the Company evaluated the deductibility of certain items spanning periods open under federal statute, including items related to interest on company-owned life insurance. As a result of this analysis, the Company recorded a favorable adjustment in the prior year of approximately $120 million.

*Preferred Redemption Costs.* The increase was due to the redemption of the Company's Series B Preferred Stock.

### INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | Variance |
| Income (Loss) From Discontinued Operations, net of tax | $10 | $(1,455) | $1,465 |

### Year Ended December 31, 2024, as compared to 2023

The variance was primarily driven by higher impairments on the sale of the Commercial Renewables business in the prior year.

### SUBSIDIARY REGISTRANTS

#### Basis of Presentation

The results of operations and variance discussion for the Subsidiary Registrants is presented in a reduced disclosure format in accordance with General Instruction (I)(2)(a) of Form 10-K.

## DUKE ENERGY CAROLINAS

**Results of Operations**

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **Variance** |
| **Operating Revenues** | **$9,718** | $8,288 | $1,430 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **3,251** | 2,524 | 727 |
| Operation, maintenance and other | **1,740** | 1,774 | (34) |
| Depreciation and amortization | **1,768** | 1,593 | 175 |
| Property and other taxes | **346** | 320 | 26 |
| Impairment of assets and other charges | **31** | 44 | (13) |
| Total operating expenses | **7,136** | 6,255 | 881 |
| **Gains on Sales of Other Assets and Other, net** | **2** | 26 | (24) |
| **Operating Income** | **2,584** | 2,059 | 525 |
| **Other Income and Expenses, net** | **247** | 238 | 9 |
| **Interest Expense** | **722** | 686 | 36 |
| **Income Before Income Taxes** | **2,109** | 1,611 | 498 |
| **Income Tax Expense** | **226** | 141 | 85 |
| **Net Income** | **$1,883** | $1,470 | $ 413 |

The following table shows the percent changes in GWh sales and average number of customers for Duke Energy Carolinas. The below percentages for retail customer classes represent billed sales only. Total sales includes billed and unbilled retail sales and wholesale sales to incorporated municipalities, public and private utilities and power marketers. Amounts are not weather-normalized.

| Increase (Decrease) over prior year | **2024** |
| --- | --- |
| Residential sales | **4.6 %** |
| Commercial sales | **2.1 %** |
| Industrial sales | **0.5 %** |
| Wholesale power sales | **14.0 %** |
| Joint dispatch sales | **(3.2)%** |
| Total sales | **3.9 %** |
| Average number of customers | **2.2 %** |

**Year Ended December 31, 2024, as compared to 2023**

*Operating Revenues.* The variance was driven primarily by:

- a $692 million increase in fuel revenues due to higher fuel rates and volumes;

- a $454 million increase due to higher pricing from the North Carolina and South Carolina rate cases;

- a $151 million increase in retail sales due to improved weather compared to prior year, including the impacts of decoupling;

- an $80 million increase in weather-normal retail sales volumes; and

- a $26 million increase in wholesale power revenues primarily due to higher contractual demand and sales.

*Operating Expenses.* The variance was driven primarily by:

- a $727 million increase in fuel used in electric generation and purchased power primarily due to the recovery of fuel expense and higher volumes, partially offset by lower natural gas prices;

- a $175 million increase in depreciation and amortization primarily due to higher depreciable base and higher net amortizations driven by the North Carolina rate case; and

- a $26 million increase in property and other taxes primarily due to higher franchise taxes.

Partially offset by:

- a $34 million decrease in operation, maintenance and other primarily due to lower outage costs and lower customer charge-offs, partially offset by higher storm costs; and

- a $13 million decrease in impairment of assets and other charges primarily related to the prior year North Carolina rate case order and the current year South Carolina rate case order.

*Gains on Sales of Other Assets and Other, net.* The decrease was primarily due to the sale of property in the prior year.

*Interest Expense.* The increase was primarily due to higher outstanding debt balances and interest rates.

*Income Tax Expense.* The increase in tax expense was primarily due to an increase in pretax income, partially offset by an increase in the amortization of EDIT.

## PROGRESS ENERGY

### Results of Operations

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **Variance** |
| **Operating Revenues** | **$13,633** | $13,544 | $ 89 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **4,755** | 5,026 | (271) |
| Operation, maintenance and other | **2,463** | 2,636 | (173) |
| Depreciation and amortization | **2,393** | 2,151 | 242 |
| Property and other taxes | **617** | 644 | (27) |
| Impairment of assets and other charges | **6** | 28 | (22) |
| Total operating expenses | **10,234** | 10,485 | (251) |
| **Gains on Sales of Other Assets and Other, net** | **27** | 27 | — |
| **Operating Income** | **3,426** | 3,086 | 340 |
| **Other Income and Expenses, net** | **235** | 201 | 34 |
| **Interest Expense** | **1,064** | 954 | 110 |
| **Income Before Income Taxes** | **2,597** | 2,333 | 264 |
| **Income Tax Expense** | **426** | 377 | 49 |
| **Net Income** | **$ 2,171** | $ 1,956 | $ 215 |

**Year Ended December 31, 2024, as compared to 2023**

*Operating Revenues.* The variance was driven primarily by:

- a $198 million increase due to higher pricing from the North Carolina and South Carolina rate cases at Duke Energy Progress and the 2021 Settlement at Duke Energy Florida;

- a $111 million increase in weather-normal retail sales volumes at Duke Energy Progress;

- a $95 million increase in retail sales due to improved weather compared to prior year, including the impacts of decoupling, at Duke Energy Progress and Duke Energy Florida;

- a $92 million increase in higher transmission revenues, higher Clean Energy Connection subscription revenues and higher residential fixed bill program revenues at Duke Energy Florida; and

- a $56 million increase in rider revenues primarily due to higher rates for the SPP, Energy Conservation Cost Recovery and Environmental Cost Recovery at Duke Energy Florida.

Partially offset by:

- a $223 million decrease in fuel and capacity revenues primarily due to lower fuel and capacity rates billed to retail customers at Duke Energy Florida, partially offset by an increase in fuel rates and volumes at Duke Energy Progress;

- a $190 million decrease in storm revenues at Duke Energy Florida; and

- a $29 million decrease in franchise tax revenue primarily due to decreased revenues over prior year at Duke Energy Florida.

*Operating Expenses.* The variance was driven primarily by:

- a $271 million decrease in fuel used in electric generation and purchased power primarily due to lower fuel costs driven by lower natural gas prices and fuel cost recovery, and lower purchased power costs driven by the expiration of contracts in the current year at Duke Energy Florida, partially offset by recovery of fuel expenses and higher volumes at Duke Energy Progress;

- a $173 million decrease in operation, maintenance and other primarily due to lower storm amortization at Duke Energy Florida;

- a $27 million decrease in property and other taxes primarily due to lower property taxes and lower franchise and gross receipts tax driven by lower revenues at Duke Energy Florida; and

- a $22 million decrease in impairment of assets and other charges due to prior year rate case impacts at Duke Energy Progress.

Partially offset by:

- a $242 million increase in depreciation and amortization due to lower amortization of the DOE settlement regulatory liability and higher depreciable base at Duke Energy Florida and higher depreciation rates driven by the North Carolina rate case and higher depreciable base at Duke Energy Progress.

*Other Income and Expenses, net.* The increase was primarily driven by miscellaneous income and AFUDC equity due to higher AFUDC base compared to the prior year at Duke Energy Progress.

*Interest Expense.* The increase was primarily due to higher outstanding debt balances and interest rates at Duke Energy Progress and Duke Energy Florida.

*Income Tax Expense.* The increase in tax expense was primarily due to an increase in pretax income, partially offset by an increase in PTCs.

## DUKE ENERGY PROGRESS

**Results of Operations**

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **Variance** |
| **Operating Revenues** | **$7,017** | $6,488 | $529 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **2,409** | 2,203 | 206 |
| Operation, maintenance and other | **1,388** | 1,379 | 9 |
| Depreciation and amortization | **1,336** | 1,266 | 70 |
| Property and other taxes | **177** | 164 | 13 |
| Impairment of assets and other charges | **6** | 29 | (23) |
| Total operating expenses | **5,316** | 5,041 | 275 |
| **Gains on Sales of Other Assets and Other, net** | **2** | 3 | (1) |
| **Operating Income** | **1,703** | 1,450 | 253 |
| **Other Income and Expenses, net** | **143** | 124 | 19 |
| **Interest Expense** | **493** | 427 | 66 |
| **Income Before Income Taxes** | **1,353** | 1,147 | 206 |
| **Income Tax Expense** | **189** | 149 | 40 |
| **Net Income** | **$1,164** | $ 998 | $166 |

The following table shows the percent changes in GWh sales and average number of customers for Duke Energy Progress. The below percentages for retail customer classes represent billed sales only. Total sales includes billed and unbilled retail sales and wholesale sales to incorporated municipalities, public and private utilities and power marketers. Amounts are not weather-normalized.

| Increase (Decrease) over prior year | 2024 |
| --- | --- |
| Residential sales | 3.9% |
| Commercial sales | 3.5% |
| Industrial sales | (3.3)% |
| Wholesale power sales | 3.8% |
| Joint dispatch sales | 3.4% |
| Total sales | 3.4% |
| Average number of customers | 2.1% |

**Year Ended December 31, 2024, as compared to 2023**

*Operating Revenues.* The variance was driven primarily by:

- a $256 million increase in fuel revenues due to higher fuel rates and volumes;

- a $127 million increase due to higher pricing from the North Carolina and South Carolina rate cases;

- a $111 million increase in weather-normal retail sales volumes; and

- a $72 million increase in retail sales due to improved weather compared to prior year, including the impacts of decoupling.

*Operating Expenses.* The variance was driven primarily by:

- a $206 million increase in fuel used in electric generation and purchased power primarily due to the recovery of fuel expenses and higher volumes, partially offset by lower natural gas prices; and

- a $70 million increase in depreciation and amortization primarily due to higher depreciation rates driven by the North Carolina rate case and higher depreciable base.

Partially offset by:

- a $23 million decrease in impairment of assets and other charges primarily due to prior year rate case impacts.

*Other Income and Expenses, net.* The increase was driven primarily by miscellaneous income and AFUDC equity due to higher AFUDC base compared to the prior year.

*Interest Expense.* The increase was driven primarily by higher outstanding debt balances and interest rates.

*Income Tax Expense.* The increase in tax expense was primarily due to an increase in pretax income.

## DUKE ENERGY FLORIDA

**Results of Operations**

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | 2023 | Variance |
| **Operating Revenues** | **$6,595** | $7,036 | $(441) |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **2,346** | 2,823 | (477) |
| Operation, maintenance and other | **1,055** | 1,239 | (184) |
| Depreciation and amortization | **1,057** | 885 | 172 |
| Property and other taxes | **440** | 480 | (40) |
| Impairment of assets and other charges | **—** | (1) | 1 |
| Total operating expenses | **4,898** | 5,426 | (528) |
| **Gains on Sales of Other Assets and Other, net** | **3** | 2 | 1 |
| **Operating Income** | **1,700** | 1,612 | 88 |
| **Other Income and Expenses, net** | **86** | 78 | 8 |
| **Interest Expense** | **457** | 413 | 44 |
| **Income Before Income Taxes** | **1,329** | 1,277 | 52 |
| **Income Tax Expense** | **268** | 261 | 7 |
| **Net Income** | **$1,061** | $1,016 | $  45 |

The following table shows the percent changes in GWh sales and average number of customers for Duke Energy Florida. The below percentages for retail customer classes represent billed sales only. Wholesale power sales include both billed and unbilled sales. Total sales includes billed and unbilled retail sales and wholesale sales to incorporated municipalities, public and private utilities and power marketers. Amounts are not weather-normalized.

| Increase (Decrease) over prior year | 2024 |
| --- | --- |
| Residential sales | **1.3%** |
| Commercial sales | **0.8%** |
| Industrial sales | **(3.2)%** |
| Wholesale power sales | **3.9%** |
| Total sales | **1.1%** |
| Average number of customers | **2.1%** |

**Year Ended December 31, 2024, as compared to 2023**

*Operating Revenues.* The variance was driven primarily by:

- a $479 million decrease in fuel and capacity revenues primarily due to lower fuel and capacity rates;

- a $190 million decrease in storm revenues; and

- a $29 million decrease in franchise tax revenue primarily due to decreased revenues over the prior year.

Partially offset by:

- a $92 million increase in higher transmission revenues, higher Clean Energy Connection subscription revenues and higher residential fixed bill program revenues;

- a $71 million increase due to higher pricing from the 2021 Settlement;

- a $56 million increase in rider revenues primarily due to higher rates for the SPP, Energy Conservation Cost Recovery and Environmental Cost Recovery; and

- a $23 million increase in retail sales due to improved weather compared to the prior year.

*Operating Expenses.* The variance was driven primarily by:

- a $477 million decrease in fuel used in electric generation and purchased power primarily due lower fuel costs driven by lower natural gas prices and fuel cost recovery and lower purchased power costs driven by the expiration of contracts in the current year;

- a $184 million decrease in operation, maintenance and other primarily due to lower storm amortization; and

- a $40 million decrease in property and other taxes primarily due to lower franchise and gross receipts tax driven by lower revenues.

Partially offset by:

- a $172 million increase in depreciation and amortization primarily due to lower amortization of the DOE settlement regulatory liability and higher depreciable base.

*Interest Expense.* The increase was primarily driven by lower interest credits on recovery clauses due to lower deferred balances, higher outstanding debt balances and interest rates, partially offset by lower intercompany interest expense.

## DUKE ENERGY OHIO

### Results of Operations

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **Variance** |
| **Operating Revenues** | | | |
| Regulated electric | **$1,905** | $1,868 | $ 37 |
| Regulated natural gas | **640** | 639 | 1 |
| Total operating revenues | **2,545** | 2,507 | 38 |
| Operating Expenses | | | |
| Fuel used in electric generation and purchased power | **538** | 608 | (70) |
| Cost of natural gas | **142** | 163 | (21) |
| Operation, maintenance and other | **485** | 478 | 7 |
| Depreciation and amortization | **403** | 367 | 36 |
| Property and other taxes | **400** | 364 | 36 |
| Impairment of assets and other charges | **—** | 3 | (3) |
| Total operating expenses | **1,968** | 1,983 | (15) |
| **Gains on Sales of Other Assets and Other, net** | **1** | 1 | — |
| **Operating Income** | **578** | 525 | 53 |
| **Other Income and Expenses, net** | **19** | 41 | (22) |
| **Interest Expense** | **192** | 169 | 23 |
| **Income Before Income Taxes** | **405** | 397 | 8 |
| **Income Tax Expense** | **64** | 63 | 1 |
| **Net Income** | **$ 341** | $ 334 | $ 7 |

The following table shows the percent changes in GWh sales of electricity, MCF of natural gas delivered and average number of electric and natural gas customers for Duke Energy Ohio. The below percentages for retail customer classes represent billed sales only. Total sales includes billed and unbilled retail sales and wholesale sales to incorporated municipalities, public and private utilities and power marketers. Amounts are not weather-normalized.

| | Electric | Natural Gas |
| --- | --- | --- |
| Increase (Decrease) over prior year | 2024 | 2024 |
| Residential sales | 4.5% | (6.0)% |
| Commercial sales | 4.1% | (4.0)% |
| Industrial sales | (3.8)% | 20.2% |
| Wholesale electric power sales | 16.6% | n/a |
| Other natural gas sales | n/a | (1.1)% |
| Total sales | 2.9% | (2.0)% |
| Average number of customers | 1.1% | 0.8% |

**Year Ended December 31, 2024, as compared to 2023**

*Operating Revenues.* The variance was driven primarily by:

- a $62 million increase in retail revenue riders primarily due to the Distribution Capital Investment Rider, Distribution Storm Rider and Uncollectible Expense Rider, partially offset by a decrease in the Energy Efficiency Rider;

- a $42 million increase in revenues related to higher Ohio Valley Electric Corporation (OVEC) rider collections and OVEC sales into PJM Interconnection, LLC;

- a $34 million increase due to higher pricing from the Duke Energy Ohio natural gas rate case, net of decreases in the Ohio CEP rider and Accelerated Main Replacement Program Rider;

- a $32 million increase due to higher pricing from the Duke Energy Kentucky electric rate case;

- an $18 million increase in transmission revenue; and

- a $16 million increase due to improved weather compared to prior year.

Partially offset by:

- a $177 million decrease in fuel-related revenues primarily due to lower full-service retail sales volumes, as well as decreased natural gas costs.

*Operating Expenses.* The variance was driven primarily by:

- a $91 million decrease in fuel expense primarily driven by lower retail prices for natural gas and purchased power and a decrease in purchased power volumes.

Partially offset by:

- a $36 million increase in depreciation and amortization primarily driven by an increase in distribution plant in service and depreciation rates resulting from the Duke Energy Kentucky electric rate case implemented in 2023 and CEP deferrals in 2024; and

- a $36 million increase in property and other taxes primarily due to a higher base upon which property taxes are levied, partially offset by lower franchise taxes.

*Other Income and Expenses, net.* The decrease was primarily driven by lower intercompany interest income.

*Interest Expense.* The increase was primarily driven by higher outstanding debt balances and interest rates.

## DUKE ENERGY INDIANA

### Results of Operations

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | Variance |
| Operating Revenues | $3,040 | $3,399 | $(359) |
| Operating Expenses | | | |
| Fuel used in electric generation and purchased power | 964 | 1,217 | (253) |
| Operation, maintenance and other | 671 | 713 | (42) |
| Depreciation and amortization | 676 | 666 | 10 |
| Property and other taxes | 50 | 59 | (9) |
| Total operating expenses | 2,361 | 2,655 | (294) |
| Operating Income | 679 | 744 | (65) |
| Other Income and Expenses, net | 62 | 76 | (14) |
| Interest Expense | 229 | 213 | 16 |
| Income Before Income Taxes | 512 | 607 | (95) |
| Income Tax Expense | 71 | 110 | (39) |
| Net Income | $ 441 | $ 497 | $ (56) |

The following table shows the percent changes in GWh sales and average number of customers for Duke Energy Indiana. The below percentages for retail customer classes represent billed sales only. Total sales includes billed and unbilled retail sales and wholesale sales to incorporated municipalities, public and private utilities and power marketers. Amounts are not weather-normalized.

| Increase (Decrease) over prior year | 2024 |
| --- | --- |
| Residential sales | 4.4% |
| Commercial sales | 4.6% |
| Industrial sales | (0.2)% |
| Wholesale power sales | (7.7)% |
| Total sales | 1.5% |
| Average number of customers | 1.7% |

### Year Ended December 31, 2024, as compared to 2023

*Operating Revenues.* The variance was driven primarily by:

- a $238 million decrease in retail fuel revenues primarily due to lower fuel rates;

- a $55 million decrease in wholesale revenues, including fuel, primarily due to the expiration of wholesale customer contracts;

- a $29 million decrease in retail revenues due to an increase of a regulatory liability associated with certain employee post-retirement benefits; and

- a $15 million decrease in revenues primarily due to the provision for rate refund related to the Load Control Adjustment rider.

*Operating Expenses.* The variance was driven primarily by:

- a $253 million decrease in fuel used in electric generation and purchased power primarily due to lower deferred fuel amortization and lower purchased power expense, partially offset by higher coal and natural gas costs; and

- a $42 million decrease in operation, maintenance and other primarily due to lower outage costs and lower customer charge-offs.

*Other Income and Expenses, net.* The decrease is primarily due to lower intercompany interest income.

*Interest Expense.* The increase is primarily due to higher outstanding debt balances and interest rates.

*Income Tax Expense.* The decrease in tax expense was primarily due to a decrease in pretax income and an increase in the amortization of EDIT.

**PIEDMONT**

**Results of Operations**

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **Variance** |
| **Operating Revenues** | **$1,729** | $1,628 | $101 |
| **Operating Expenses** | | | |
| Cost of natural gas | **423** | 430 | (7) |
| Operation, maintenance and other | **359** | 344 | 15 |
| Depreciation and amortization | **261** | 237 | 24 |
| Property and other taxes | **55** | 59 | (4) |
| Impairment of assets and other charges | **—** | (4) | 4 |
| Total operating expenses | **1,098** | 1,066 | 32 |
| **Operating Income** | **631** | 562 | 69 |
| **Other Income and Expenses, net** | **62** | 66 | (4) |
| **Interest Expense** | **185** | 165 | 20 |
| **Income Before Income Taxes** | **508** | 463 | 45 |
| **Income Tax Expense** | **95** | 84 | 11 |
| **Net Income** | **$ 413** | $ 379 | $ 34 |

The following table shows the percent changes in Dth delivered and average number of customers. The percentages for all throughput deliveries represent billed and unbilled sales. Amounts are not weather-normalized.

| Increase (Decrease) over prior year | 2024 |
|---|---|
| Residential deliveries | **10.1%** |
| Commercial deliveries | **6.9%** |
| Industrial deliveries | **(0.3)%** |
| Power generation deliveries | **10.5%** |
| For resale | **(0.6)%** |
| Total throughput deliveries | **8.2%** |
| Secondary market volumes | **(4.4)%** |
| Average number of customers | **1.6%** |

**Year Ended December 31, 2024, as compared to 2023**

*Operating Revenues.* The variance was driven primarily by:

- a $50 million increase due to North Carolina base rate increases;

- a $26 million increase due to Tennessee ARM revenue;

- a $14 million increase due to rate stabilization mechanisms in South Carolina;

- a $10 million increase due to customer growth; and

- a $9 million increase due to North Carolina IMR.

Partially offset by:

- a $15 million decrease due to secondary marketing sales.

*Operating Expenses.* The variance was driven primarily by:

- a $24 million increase in depreciation and amortization due to higher depreciable base; and

- a $15 million increase in operations, maintenance and other primarily due to higher outside services, information technology project costs and service company costs.

Partially offset by:

- a $7 million decrease in the cost of natural gas due to lower natural gas costs passed through to customers, partially offset by higher volumes, higher rates, and lower secondary marketing.

*Interest Expense.* The increase was primarily due to higher outstanding debt balances and interest rates.

*Income Tax Expense.* The increase in tax expense was primarily due to an increase in pretax income.

**CRITICAL ACCOUNTING POLICIES AND ESTIMATES**

Preparation of financial statements requires the application of accounting policies, judgments, assumptions and estimates that can significantly affect the reported results of operations, cash flows or the amounts of assets and liabilities recognized in the financial statements. Judgments made include the likelihood of success of particular projects, possible legal and regulatory challenges, earnings assumptions on pension and other benefit fund investments and anticipated recovery of costs, especially through regulated operations.

Management discusses these policies, estimates and assumptions with senior members of management on a regular basis and provides periodic updates on management decisions to the Audit Committee. Management believes the areas described below require significant judgment in the application of accounting policy or in making estimates and assumptions that are inherently uncertain and that may change in subsequent periods.

For further information, see Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies."

**Regulated Operations Accounting**

Substantially all of Duke Energy's regulated operations meet the criteria for application of regulated operations accounting treatment. As a result, Duke Energy is required to record assets and liabilities that would not be recorded for nonregulated entities. Regulatory assets generally represent incurred costs that have been deferred because such costs are probable of future recovery in customer rates. Regulatory liabilities are recorded when it is probable that a regulator will require Duke Energy to make refunds to customers or reduce rates to customers for previous collections or deferred revenue for costs that have yet to be incurred.

Management continually assesses whether recorded regulatory assets are probable of future recovery by considering factors such as:

- applicable regulatory environment changes;

- historical regulatory treatment for similar costs in Duke Energy's jurisdictions;

- litigation of rate orders;

- recent rate orders to other regulated entities;

- levels of actual return on equity compared to approved rates of return on equity; and

- the status of any pending or potential deregulation legislation.

If future recovery of costs ceases to be probable, asset write-offs would be recognized in operating income. Additionally, regulatory agencies can provide flexibility in the manner and timing of the depreciation of property, plant and equipment, recognition of asset retirement costs and amortization of regulatory assets, or may disallow recovery of all or a portion of certain assets.

As required by regulated operations accounting rules, significant judgment can be required to determine if an otherwise recognizable incurred cost qualifies to be deferred for future recovery as a regulatory asset. Significant judgment can also be required to determine if revenues previously recognized are for entity-specific costs that are no longer expected to be incurred or have not yet been incurred and are therefore a regulatory liability.

For further information, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

**Goodwill Impairment Assessments**

Duke Energy performed its annual goodwill impairment tests for all reporting units as of August 31, 2024. Additionally, Duke Energy monitors all relevant events and circumstances during the year to determine if an interim impairment test is required. Such events and circumstances include an adverse regulatory outcome, declining financial performance and deterioration of industry or market conditions. As of August 31, 2024, all of the reporting units' estimated fair value of equity exceeded the carrying value of equity. The fair values of the reporting units were calculated using a weighted combination of the income approach, which estimates fair value based on discounted cash flows, and the market approach, which estimates fair value based on market comparables within the utility and energy industries.

Estimated future cash flows under the income approach are based on Duke Energy's internal business plan. Significant assumptions used are growth rates, future rates of return expected to result from ongoing rate regulation and discount rates. Management determines the appropriate discount rate for each of its reporting units based on the Weighted Average Cost of Capital (WACC) for each individual reporting unit. The WACC takes into account both the after-tax cost of debt and cost of equity. A major component of the cost of equity is the current risk-free rate on 20-year U.S. Treasury bonds. In the 2024 impairment tests, Duke Energy considered implied WACCs for certain peer companies in determining the appropriate WACC rates to use in its analysis. As each reporting unit has a different risk profile based on the nature of its operations, including factors such as regulation, the WACC for each reporting unit may differ. Accordingly, the WACCs were adjusted, as appropriate, to account for company-specific risk premiums. The discount rates used for calculating the fair values as of August 31, 2024, for each of Duke Energy's reporting units ranged from 6.3% to 6.5%. The underlying assumptions and estimates are made as of a point in time. Subsequent changes, particularly changes in the discount rates, authorized regulated rates of return or growth rates inherent in management's estimates of future cash flows, could result in future impairment charges.

One of the most significant assumptions utilized in determining the fair value of reporting units under the market approach is implied market multiples for certain peer companies. Management selects comparable peers based on each peer's primary business mix, operations, and market capitalization compared to the applicable reporting unit and calculates implied market multiples based on available projected earnings guidance and peer company market values as of August 31. The implied market multiples used for calculating the fair values as of August 31, 2024, for each of Duke Energy's reporting units ranged from 9.1 to 11.7.

Duke Energy primarily operates in environments that are rate-regulated. In such environments, revenue requirements are adjusted periodically by regulators based on factors including levels of costs, sales volumes and costs of capital. Accordingly, Duke Energy's regulated utilities operate to some degree with a buffer from the direct effects, positive or negative, of significant swings in market or economic conditions. However, significant changes in discount rates or implied market multiples over a prolonged period may have a material impact on the fair value of equity.

Duke Energy has $19.3 billion in Goodwill at both December 31, 2024, and 2023. For further information, see Note 12 to the Consolidated Financial Statements, "Goodwill and Intangible Assets."

**Asset Retirement Obligations**

AROs are recognized for legal obligations associated with the retirement of property, plant and equipment at the present value of the projected liability in the period in which it is incurred, if a reasonable estimate of fair value can be made. Duke Energy has $10.0 billion and $9.2 billion of AROs as of December 31, 2024, and 2023, respectively. See Note 10, "Asset Retirement Obligations," for further details including a rollforward of related liabilities.

The present value of the initial obligation and subsequent updates are based on discounted cash flows, which include estimates regarding the amount and timing of future cash flows, regulatory, legal, and legislative decisions, selection of discount rates and cost escalation rates, among other factors. These estimates are subject to change.

Obligations for nuclear decommissioning are based on site-specific cost studies. Duke Energy Carolinas and Duke Energy Progress assume prompt dismantlement of the nuclear facilities after operations are ceased. During 2020, Duke Energy Florida, closed an agreement for the accelerated decommissioning of the Crystal River Unit 3 nuclear power station after receiving approval from the NRC and FPSC. The retirement obligations for the decommissioning of Crystal River Unit 3 nuclear power station are measured based on accelerated decommissioning from 2020 continuing through 2027. Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida also assume that spent fuel will be stored on-site until such time that it can be transferred to a yet-to-be-built DOE facility.

Obligations for closure of ash basins are based upon discounted cash flows of estimated costs for site-specific plans. In April 2024, the EPA issued the 2024 CCR Rule, which significantly expands the scope of the 2015 CCR Rule by establishing regulatory requirements for inactive surface impoundments at retired generating facilities and previously unregulated coal ash sources at regulated facilities. AROs recorded on the Duke Energy Registrants' Consolidated Balance Sheets include the legal obligation for closure of coal ash basins and the disposal of related ash as a result of these regulations and agreements.

For further information, see Notes 4, 5 and 10 to the Consolidated Financial Statements, "Regulatory Matters," "Commitments and Contingencies" and "Asset Retirement Obligations."

### Discontinued Operations

Duke Energy calculated an estimated impairment on the disposition of its Commercial Renewables Disposal Groups as of December 31, 2022. The impairment was recorded to write-down the carrying amount to fair value, less cost to sell. The fair value was primarily determined from the income approach using discounted cash flows, but also considered market information obtained through the bidding process. Estimated future cash flows under the income approach were based on Duke Energy's forecast, which was informed by existing power purchase agreements with offtakers and forward merchant curves. Significant assumptions used in the income approach include forward merchant curves and discount rates. The discount rates considered both the after-tax cost of debt and cost of equity. Duke Energy monitored the sales of the Commercial Renewables Disposal Groups and recorded adjustments to the impairments as warranted by progression in the disposition process and changes in market information.

The actual losses for the Commercial Renewables Disposal Groups could differ from the estimated losses recorded as of December 31, 2024, as the disposition process is finalized, but any differences are not expected to be material.

For further information, see Note 2 to the Consolidated Financial Statements, "Dispositions."

## LIQUIDITY AND CAPITAL RESOURCES

### Sources and Uses of Cash

Duke Energy relies primarily upon cash flows from operations, debt and equity issuances and its existing cash and cash equivalents to fund its liquidity and capital requirements. Duke Energy's capital requirements arise primarily from capital and investment expenditures, repaying long-term debt and paying dividends to shareholders. Additionally, due to its existing tax attributes and projected tax credits to be generated relating to the IRA, Duke Energy does not expect to be a significant federal cash taxpayer until around 2030. In 2024, Duke Energy Carolinas and Duke Energy Progress began recording nuclear PTC deferred tax assets related to the IRA and began monetizing the PTCs in the transferability markets established by the IRA beginning in October 2024. Duke Energy Carolinas and Duke Energy Progress are working with the state utility commissions on the appropriate regulatory process to pass the net realizable value back to customers over time. See Note 24 to the Consolidated Financial Statements, "Income Taxes," for more information.

From August through October 2024, a series of major storm events occurred that resulted in significant damage to utility infrastructure within our service territories and primarily impacted Duke Energy Carolinas', Duke Energy Progress' and Duke Energy Florida's electric utility operations. As discussed in Note 4, to the Consolidated Financial Statements, "Regulatory Matters," hurricanes Debby, Helene and Milton caused widespread outages and included unprecedented damage to certain assets, including the hardest-hit areas on the western coast of Florida and certain regions in western North Carolina and upstate South Carolina. Funding restoration activities and, in some cases, the complete rebuild of critical infrastructure, for a series of sequential events of this magnitude has resulted in incremental financing needs until cost recovery occurs. See "Matters Impacting Future Results" for further details and Note 7 to the Consolidated Financial Statements, "Debt and Credit Facilities," for information regarding term loans executed in response to these major storm events.

See Note 2 to the Consolidated Financial Statements, "Dispositions," for the timing and use of proceeds from the sale of certain Commercial Renewables assets to affiliates of Brookfield and ArcLight.

### CAPITAL EXPENDITURES

Duke Energy continues to focus on reducing risk and positioning its business for future success and will invest principally in its strongest business sectors. Duke Energy's projected capital and investment expenditures, including AFUDC debt and capitalized interest, for the next three fiscal years are included in the table below.

| (in millions) | 2025 | 2026 | 2027 |
|---|---|---|---|
| Electric Generation[(a)] | $ 4,500 | $ 5,900 | $ 7,700 |
| Electric Transmission | 2,675 | 2,450 | 2,575 |
| Electric Distribution | 5,375 | 4,575 | 4,325 |
| Environmental and Other | 775 | 825 | 575 |
| **Total EU&I** | 13,325 | 13,750 | 15,175 |
| GU&I | 1,175 | 1,100 | 1,050 |
| Other | 350 | 350 | 375 |
| **Total projected capital and investment expenditures** | $14,850 | $15,200 | $16,600 |

(a)  Includes nuclear fuel of approximately $2.1 billion in 2025-2027.

### Debt

Long-term debt maturities and the interest payable on long-term debt each represent a significant cash requirement for the Duke Energy Registrants. See Note 7 to the Consolidated Financial Statements, "Debt and Credit Facilities," for information regarding the Duke Energy Registrants' long-term debt at December 31, 2024, the weighted average interest rate applicable to each long-term debt category and a schedule of long-term debt maturities over the next five years.

As discussed in Note 18 to the Consolidated Financial Statements, "Variable Interest Entities," Duke Energy terminated and repaid CRC in March 2024, Duke Energy Florida terminated and repaid DEFR in April 2024 and Duke Energy Carolinas terminated and repaid DERF in January 2025. As a result of these repayments, CRC, DEFR and DERF have ceased operations and no longer acquire the receivables of Duke Energy's subsidiaries. Duke Energy Progress continues to evaluate financing opportunities and anticipates termination and repayment of the borrowing facility of DEPR prior to its scheduled termination date in April 2025.

## Fuel and Purchased Power

Fuel and purchased power includes firm capacity payments that provide Duke Energy with uninterrupted firm access to electricity transmission capacity and natural gas transportation contracts, as well as undesignated contracts and contracts that qualify as NPNS. Duke Energy's contractual cash obligations for fuel and purchased power as of December 31, 2024, are as follows:

|  | | Payments Due by Period | | | |
| (in millions) | Total | Less than 1 year (2025) | 2-3 years (2026 & 2027) | 4-5 years (2028 & 2029) | More than 5 years (2030 & beyond) |
| --- | --- | --- | --- | --- | --- |
| Fuel and purchased power | $21,695 | $5,080 | $6,706 | $3,062 | $6,847 |

## Other Purchase Obligations

Other purchase obligations includes contracts for software, telephone, data and consulting or advisory services, contractual obligations for Engineering, Procurement, and Construction agreement costs for new generation plants, solar facilities, plant refurbishments, maintenance and day-to-day contract work and commitments to buy certain products. Amount excludes certain open purchase orders for services that are provided on demand for which the timing of the purchase cannot be determined. Total cash commitments for related other purchase obligation expenditures are $13,336 million, with $13,015 million expected to be paid in the next 12 months.

See Note 6 to the Consolidated Financial Statements, "Leases" for a schedule of both finance lease and operating lease payments over the next five years. See Note 10 to the Consolidated Financial Statements, "Asset Retirement Obligations" for information on nuclear decommissioning trust funding obligations and the closure of ash impoundments.

Duke Energy performs ongoing assessments of its respective guarantee obligations to determine whether any liabilities have been incurred as a result of potential increased nonperformance risk by third parties for which Duke Energy has issued guarantees. See Note 8 to the Consolidated Financial Statements, "Guarantees and Indemnifications," for further details of the guarantee arrangements. Issuance of these guarantee arrangements is not required for the majority of Duke Energy's operations. Thus, if Duke Energy discontinued issuing these guarantees, there would not be a material impact to the consolidated results of operations, cash flows or financial position. Other than the guarantee arrangements discussed in Note 8 and off-balance sheet debt related to non-consolidated VIEs, Duke Energy does not have any material off-balance sheet financing entities or structures. For additional information, see Note 18 to the Consolidated Financial Statements, "Variable Interest Entities."

## Cash and Liquidity

The Subsidiary Registrants generally maintain minimal cash balances and use short-term borrowings to meet their working capital needs and other cash requirements. The Subsidiary Registrants, excluding Progress Energy, support their short-term borrowing needs through participation with Duke Energy and certain of its other subsidiaries in a money pool arrangement. The companies with short-term funds may provide short-term loans to affiliates participating under this arrangement. See Note 7 to the Consolidated Financial Statements, "Debt and Credit Facilities," for additional information on the money pool arrangement.

Duke Energy and the Subsidiary Registrants, excluding Progress Energy, may also use short-term debt, including commercial paper and the money pool, as a bridge to long-term debt financings. The levels of borrowing may vary significantly over the course of the year due to the timing of long-term debt financings and the impact of fluctuations in cash flows from operations. From time to time, Duke Energy's current liabilities exceed current assets resulting from the use of short-term debt as a funding source to meet scheduled maturities of long-term debt, as well as cash needs, which can fluctuate due to the seasonality of its businesses.

As of December 31, 2024, Duke Energy had approximately $314 million of cash on hand, $5.8 billion available under its $9 billion Master Credit Facility. Duke Energy expects to have sufficient liquidity in the form of cash on hand, cash from operations and available credit capacity to support its funding needs. Refer to Notes 7 and 20 to the Consolidated Financial Statements, "Debt and Credit Facilities" and "Stockholders' Equity," respectively, for information regarding Duke Energy's debt and equity issuances, debt maturities and available credit facilities including the Master Credit Facility.

## Credit Facilities and Registration Statements

See Note 7 to the Consolidated Financial Statements, "Debt and Credit Facilities," for further information regarding credit facilities and shelf registration statements available to Duke Energy and the Duke Energy Registrants.

## Dividend Payments

In 2024, Duke Energy paid quarterly cash dividends for the 98th consecutive year and expects to continue its policy of paying regular cash dividends in the future. There is no assurance as to the amount of future dividends because they depend on future earnings, capital requirements, financial condition and are subject to the discretion of the Board of Directors.

Duke Energy targets a dividend payout ratio of between 60% and 70%, based upon adjusted EPS. Duke Energy increased the dividend by approximately 2% annually in both 2024 and 2023, and the Company remains committed to continued growth of the dividend.

## Dividend and Other Funding Restrictions of Duke Energy Subsidiaries

As discussed in Note 4 to the Consolidated Financial Statements, "Regulatory Matters," Duke Energy's public utility operating companies have restrictions on the amount of funds that can be transferred to Duke Energy through dividends, advances or loans as a result of conditions imposed by various regulators in conjunction with merger transactions. Duke Energy Progress and Duke Energy Florida also have restrictions imposed by their first mortgage bond indentures and Articles of Incorporation, which in certain circumstances, limit their ability to make cash dividends or distributions on common stock. Additionally, certain other Duke Energy subsidiaries have other restrictions, such as minimum working capital and tangible net worth requirements pursuant to debt and other agreements that limit the amount of funds that can be transferred to Duke Energy. At December 31, 2024, the amount of restricted net assets of subsidiaries of Duke Energy that may not be distributed to Duke Energy in the form of a loan or dividend does not exceed a material amount of Duke Energy's net assets. Other than a prohibition from declaring common stock dividends should dividend payments be deferred on the Series A Preferred Stock, Duke Energy does not have any legal or other restrictions on paying common stock dividends to shareholders out of its consolidated equity accounts. Although these restrictions cap the amount of funding the various operating subsidiaries can provide to Duke Energy, management does not believe these restrictions will have a significant impact on Duke Energy's ability to access cash to meet its payment of dividends on common stock and other future funding obligations.

### Cash Flows From Operating Activities

Cash flows from operations of EU&I and GU&I are primarily driven by sales of electricity and natural gas, respectively, and costs of operations. These cash flows from operations are relatively stable and comprise a substantial portion of Duke Energy's operating cash flows. Weather conditions, working capital and commodity price fluctuations and unanticipated expenses including unplanned plant outages, storms, legal costs and related settlements can affect the timing and level of cash flows from operations.

As part of Duke Energy's continued effort to improve its cash flows from operations and liquidity, Duke Energy works with vendors to improve terms and conditions, including the extension of payment terms. To support this effort, Duke Energy has a voluntary supply chain finance program (the "program") under which suppliers, at their sole discretion, may sell their receivables from Duke Energy to the participating financial institution. The financial institution administers the program. Duke Energy does not issue any guarantees with respect to the program and does not participate in negotiations between suppliers and the financial institution. Duke Energy does not have an economic interest in the supplier's decision to participate in the program and receives no interest, fees or other benefit from the financial institution based on supplier participation in the program. Suppliers' decisions on which invoices are sold do not impact Duke Energy's payment terms, which are based on commercial terms negotiated between Duke Energy and the supplier regardless of program participation. A significant deterioration in the credit quality of Duke Energy, economic downturn or changes in the financial markets could limit the financial institutions willingness to participate in the program. Duke Energy does not believe such risk would have a material impact on our cash flows from operations or liquidity, as substantially all our payments are made outside the program.

Duke Energy believes it has sufficient liquidity resources through the commercial paper markets, and ultimately, the Master Credit Facility, to support these operations. Cash flows from operations are subject to a number of other factors, including, but not limited to, regulatory constraints, economic trends and market volatility (see Item 1A, "Risk Factors," for additional information).

### Debt and Equity Issuances

Depending on availability based on the issuing entity, the credit rating of the issuing entity, and market conditions, the Subsidiary Registrants prefer to issue first mortgage bonds and secured debt, followed by unsecured debt. This preference is the result of generally higher credit ratings for first mortgage bonds and secured debt, which typically result in lower interest costs. Duke Energy Corporation primarily issues unsecured debt.

In 2025, Duke Energy anticipates issuing additional securities of $12.2 billion through debt capital markets. In certain instances, Duke Energy may utilize instruments other than senior notes, including equity-content

securities such as subordinated debt or preferred stock. Proceeds will primarily be for the purpose of funding capital expenditures and debt maturities. See Note 7 to the Consolidated Financial Statements, "Debt and Credit Facilities," for further information regarding significant debt issuances. In addition, in order to fund incremental growth capital, Duke Energy plans to issue $6.5 billion of common stock equity from 2025-2029, including $1 billion in 2025, through the dividend reinvestment and ATM programs. See Note 20 to the Consolidated Financial Statements, "Stockholders' Equity" for further details.

Duke Energy's capitalization is balanced between debt and equity as shown in the table below.

| | Projected 2025 | Actual 2024 | Actual 2023 |
|---|---|---|---|
| Equity | 38% | **38%** | 39% |
| Debt | 62% | **62%** | 61% |

### Restrictive Debt Covenants

Duke Energy's debt and credit agreements contain various financial and other covenants. Duke Energy's Master Credit Facility contains a covenant requiring the debt-to-total capitalization ratio to not exceed 65% for each borrower, excluding Piedmont, and 70% for Piedmont. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements or sublimits thereto. The Duke Energy Registrants were in compliance with all other covenants related to their debt agreements as of December 31, 2024. In addition, some credit agreements may allow for acceleration of payments or termination of the agreements due to nonpayment, or acceleration of other significant indebtedness of the borrower or some of its subsidiaries. None of the debt or credit agreements contain material adverse change clauses.

### Credit Ratings

Moody's Investors Service, Inc. and S&P provide credit ratings for various Duke Energy Registrants. The following table includes Duke Energy and certain subsidiaries' credit ratings and ratings outlook as of February 2025.

| | Moody's | S&P |
|---|---|---|
| **Duke Energy Corporation** | Stable | Stable |
| Issuer Credit Rating | Baa2 | BBB+ |
| Senior Unsecured Debt | Baa2 | BBB |
| Junior Subordinated Debt/Preferred Stock | Baa3/Ba1 | BBB- |
| Commercial Paper | P-2 | A-2 |
| **Duke Energy Carolinas** | Stable | Stable |
| Senior Secured Debt | Aa3 | A |
| Senior Unsecured Debt | A2 | BBB+ |
| **Progress Energy** | Stable | Stable |
| Senior Unsecured Debt | Baa1 | BBB |
| **Duke Energy Progress** | Stable | Stable |
| Senior Secured Debt | Aa3 | A |
| **Duke Energy Florida** | Stable | Stable |
| Senior Secured Debt | A1 | A |
| Senior Unsecured Debt | A3 | BBB+ |
| **Duke Energy Ohio** | Stable | Stable |
| Senior Secured Debt | A2 | A |
| Senior Unsecured Debt | Baa1 | BBB+ |
| **Duke Energy Indiana** | Stable | Stable |
| Senior Secured Debt | Aa3 | A |
| Senior Unsecured Debt | A2 | BBB+ |
| **Duke Energy Kentucky** | Stable | Stable |
| Senior Unsecured Debt | Baa1 | BBB+ |
| **Piedmont Natural Gas** | Stable | Stable |
| Senior Unsecured | A3 | BBB+ |

PART II

Credit ratings are intended to provide credit lenders a framework for comparing the credit quality of securities and are not a recommendation to buy, sell or hold. The Duke Energy Registrants' credit ratings are dependent on the rating agencies' assessments of their ability to meet their debt principal and interest obligations when they come due. If, as a result of market conditions or other factors, the Duke Energy Registrants are unable to maintain current balance sheet strength, or if earnings and cash flow outlook materially deteriorates, credit ratings could be negatively impacted.

**Cash Flow Information**

The following table summarizes Duke Energy's cash flows for the two most recently completed fiscal years.

| (in millions) | Years Ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| Cash flows provided by (used in): | | |
| Operating activities | $ 12,328 | $ 9,878 |
| Investing activities | (13,123) | (12,475) |
| Financing activities | 859 | 2,351 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 64 | (246) |
| Cash, cash equivalents and restricted cash at beginning of period | 357 | 603 |
| Cash, cash equivalents and restricted cash at end of period | $ 421 | $ 357 |

**OPERATING CASH FLOWS**

The following table summarizes key components of Duke Energy's operating cash flows for the two most recently completed fiscal years.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | Variance |
| Net income | $ 4,614 | $ 2,874 | $ 1,740 |
| Non-cash adjustments to net income | 7,181 | 7,486 | (305) |
| Contributions to qualified pension plans | (100) | (100) | — |
| Payments for AROs | (545) | (632) | 87 |
| Working capital | 1,897 | (1,248) | 3,145 |
| Other assets and Other liabilities | (719) | 1,498 | (2,217) |
| Net cash provided by operating activities | $12,328 | $ 9,878 | $ 2,450 |

The variance was driven primarily by:

- a $1,435 million increase in net income, after adjustment for non-cash items, primarily due to growth from rate increases and riders, improved weather, higher sales volumes, and net proceeds from the sales of transferable tax credits, partially offset by higher interest expense and storm costs, along with a higher effective tax rate; and

- an $928 million increase in net working capital and changes in other assets and liabilities amounts, primarily due to higher recovery of deferred fuel costs and the timing of accruals and payments, partially offset by higher deferred storm costs.

**INVESTING CASH FLOWS**

The following table summarizes key components of Duke Energy's investing cash flows for the two most recently completed fiscal years.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | Variance |
| Capital, investment and acquisition expenditures, net of return of investment capital | $(12,263) | $(12,622) | $ 359 |
| Debt and equity securities, net | 100 | 63 | 37 |
| Proceeds from the sales of Commercial Renewables Disposal Groups and other assets, net of cash divested | 49 | 883 | (834) |
| Other investing items | (1,009) | (799) | (210) |
| Net cash used in investing activities | $(13,123) | $(12,475) | $(648) |

The variance relates primarily to the disposal of the Commercial Renewables business, with higher sales proceeds received in the prior year, partially offset by lower capital expenditures in the current year.

The primary use of cash related to investing activities is typically capital, investment and acquisition expenditures, net of return of investment capital, detailed by reportable business segment in the following table.

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | Variance |
| Electric Utilities and Infrastructure | **$10,689** | $10,135 | $ 554 |
| Gas Utilities and Infrastructure | **1,313** | 1,492 | (179) |
| Other | **261** | 995 | (734) |
| Total capital, investment and acquisition expenditures, net of return of investment capital | **$12,263** | $12,622 | $(359) |

## FINANCING CASH FLOWS

The following table summarizes key components of Duke Energy's financing cash flows for the two most recently completed fiscal years.

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | Variance |
| Issuances of long-term debt, net | **$ 5,599** | $ 5,291 | $ 308 |
| Issuances of common stock | **405** | 8 | 397 |
| Redemption of preferred stock | **(1,000)** | — | (1,000) |
| Notes payable and commercial paper | **(927)** | 142 | (1,069) |
| Dividends paid | **(3,213)** | (3,244) | 31 |
| Contributions from noncontrolling interests | **47** | 278 | (231) |
| Other financing items | **(52)** | (124) | 72 |
| Net cash provided by financing activities | **$ 859** | $ 2,351 | $(1,492) |

The variance was driven primarily by:

- a $1,069 million decrease in net borrowings from notes payable and commercial paper;

- a $1,000 million decrease due to the redemption of Series B preferred stock in the current year; and

- a $231 million decrease in contributions from NCI, primarily due to the prior year sale of the Commercial Renewables business.

Partially offset by:

- a $397 million increase in proceeds from issuances of common stock in the current year; and

- a $308 million increase in proceeds from net issuances of long-term debt, primarily due to timing of issuances and redemptions of long-term debt.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Risk Management Policies

The Enterprise Risk Management policy framework at Duke Energy includes strategic, operational, project execution and financial or transaction related risks. Enterprise Risk Management includes market risk as part of the financial and transaction related risks in its framework.

Duke Energy is exposed to market risks associated with commodity prices, interest rates and equity prices. Duke Energy has established comprehensive risk management policies to monitor and manage these market risks. Duke Energy's Chief Executive Officer and Chief Financial Officer are responsible for the overall approval of market risk management policies and the delegation of approval and authorization levels. The Finance and Risk Management Committee of the Board of Directors receives periodic updates from the Chief Risk Officer and other members of management on market risk positions, corporate exposures and overall risk management activities. The Chief Risk Officer is responsible for the overall governance of managing commodity price risk, including monitoring exposure limits.

The following disclosures about market risk contain forward-looking statements that involve estimates, projections, goals, forecasts, assumptions, risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. See Item 1A, "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Information" for a discussion of the factors that may impact any such forward-looking statements made herein.

### Commodity Price Risk

Price risk represents the potential risk of loss from adverse changes in the market price of electricity or other energy commodities. Duke Energy's exposure to commodity price risk is influenced by a number of factors, including the effects of regulation, commodity contract size and length, market liquidity, market conditions, location and unique or specific contract terms. Duke Energy is exposed to the impact of market fluctuations in the prices of electricity, coal, natural gas and other energy-related products marketed and purchased as a result of its ownership of energy-related assets.

Duke Energy's exposure to these fluctuations through its regulated utility operations is limited since these operations are subject to cost-based regulation and are typically allowed to recover substantially all of these costs through various cost recovery clauses, including fuel clauses, formula-based contracts, or other cost-sharing mechanisms. While there may be a delay in timing between when these costs are incurred and when they are recovered through rates, changes from year to year generally do not have a material impact on operating results of these regulated operations.

Duke Energy employs established policies and procedures to manage risks associated with these market fluctuations, which may include using various commodity derivatives, such as swaps, futures, forwards and options. For additional information, see Note 15 to the Consolidated Financial Statements, "Derivatives and Hedging."

**Generation Portfolio Risks**

For the EU&I segment, the generation portfolio not utilized to serve retail operations or committed load is subject to commodity price fluctuations. However, the impact on the Consolidated Statements of Operations is limited due to mechanisms in these regulated jurisdictions that result in the sharing of most of the net profits from these activities with retail customers.

**Hedging Strategies**

Duke Energy monitors risks associated with commodity price changes on its future operations and, where appropriate, uses various commodity instruments such as electricity, coal and natural gas hedging contracts and options to mitigate the effect of such fluctuations on operations. Duke Energy's primary use of energy commodity derivatives is to hedge against exposure to the prices of power, fuel for generation and natural gas for customers.

Duke Energy also manages its exposure to basis risk through the use of congestion hedge products in RTOs such as financial transmission rights (PJM and MISO), which result in payments based on differentials in locational marginal prices. The majority of instruments used to manage Duke Energy's commodity price exposure are either not designated as hedges or do not qualify for hedge accounting. These instruments are referred to as undesignated contracts. Mark-to-market changes for undesignated contracts entered into by regulated businesses are reflected as regulatory assets or liabilities on the Consolidated Balance Sheets.

Duke Energy may also enter into other contracts that qualify for the NPNS exception. When a contract meets the criteria to qualify as NPNS, Duke Energy applies such exception. Income recognition and realization related to NPNS contracts generally coincide with the physical delivery of the commodity. For contracts qualifying for the NPNS exception, no recognition of the contract's fair value in the Consolidated Financial Statements is required until settlement of the contract as long as the transaction remains probable of occurring.

**Interest Rate Risk**

Duke Energy is exposed to risk resulting from changes in interest rates as a result of its issuance or anticipated issuance of variable and fixed-rate debt and commercial paper. Duke Energy manages interest rate exposure by limiting variable-rate exposures to a percentage of total debt and by monitoring the effects of market changes in interest rates. Duke Energy also enters into financial derivative instruments, which may include instruments such as, but not limited to, interest rate swaps, swaptions and U.S. Treasury lock agreements to manage and mitigate interest rate risk exposure. See Notes 1, 7, 15 and 17 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies," "Debt and Credit Facilities," "Derivatives and Hedging," and "Fair Value Measurements."

Duke Energy had $6.6 billion of unhedged long- and short-term floating interest rate exposure at December 31, 2024. The impact of a 100-basis point change in interest rates on pretax income is approximately $70 million at December 31, 2024. This amount was estimated by considering the impact of the hypothetical interest rates on variable-rate securities outstanding, adjusted for interest rate hedges as of December 31, 2024.

**Foreign Currency Exchange Risk**

Duke Energy is exposed to risk resulting from changes in the foreign currency exchange rates as a result of its issuances of long-term debt denominated in a foreign currency. Duke Energy manages foreign currency exchange risk exposure by entering into cross-currency swaps, a type of financial derivative instrument, which mitigate foreign currency exchange exposure.

See Notes 7, 15 and 17 to the Consolidated Financial Statements, "Debt and Credit Facilities," "Derivatives and Hedging" and "Fair Value Measurements," respectively.

**Credit Risk**

Credit risk represents the loss that the Duke Energy Registrants would incur if a counterparty fails to perform under its contractual obligations. Where exposed to credit risk, the Duke Energy Registrants analyze the counterparty's financial condition prior to entering into an agreement and monitor exposure on an ongoing basis. The Duke Energy Registrants establish credit limits where appropriate in the context of contractual arrangements and monitor such limits.

To reduce credit exposure, the Duke Energy Registrants seek to include netting provisions with counterparties, which permit the offset of receivables and payables with such counterparties. The Duke Energy Registrants also frequently use master agreements with credit support annexes to further mitigate certain credit exposures. The master agreements provide for a counterparty to post cash or letters of credit to the exposed party for exposure in excess of an established threshold. The threshold amount represents a negotiated unsecured credit limit for each party to the agreement, determined in accordance with the Duke Energy Registrants' internal corporate credit practices and standards. Collateral agreements generally also provide that the failure to post collateral when required is sufficient cause to terminate transactions and liquidate all positions.

The Duke Energy Registrants also obtain cash, letters of credit, or surety bonds from certain counterparties to provide credit support outside of collateral agreements, where appropriate, based on a financial analysis of the counterparty and the regulatory or contractual terms and conditions applicable to each transaction. See Note 15 to the Consolidated Financial Statements, "Derivatives and Hedging," for additional information regarding credit risk related to derivative instruments.

The Duke Energy Registrants' principal counterparties for its electric and natural gas businesses are RTOs, distribution companies, municipalities, electric cooperatives and utilities located throughout the U.S. Exposure to these entities consists primarily of amounts due to Duke Energy Registrants for delivered electricity. Additionally, there may be potential risks associated with remarketing of energy and capacity in the event of default by wholesale power customers. The Duke Energy Registrants have concentrations of receivables from certain of such entities that may affect the Duke Energy Registrants' credit risk.

The Duke Energy Registrants are also subject to credit risk from transactions with their suppliers that involve prepayments or milestone payments in conjunction with outsourcing arrangements, major construction projects and certain commodity purchases. The Duke Energy Registrants' credit exposure to such suppliers may take the form of increased costs or project delays in the event of nonperformance. The Duke Energy Registrants' frequently require guarantees or letters of credit from suppliers to mitigate this credit risk.

Credit risk associated with the Duke Energy Registrants' service to residential, commercial and industrial customers is generally limited to outstanding accounts receivable. The Duke Energy Registrants mitigate this credit risk by requiring tariff customers to provide a cash deposit, letter of credit or surety bond until a satisfactory payment history is established, subject to the rules and regulations in effect in each retail jurisdiction at which time the deposit is typically refunded. Charge-offs for retail customers have historically been insignificant to the operations of the Duke Energy Registrants and are typically recovered through retail rates. Management continually monitors customer charge-offs, payment patterns and the impact of current economic conditions on customers' ability to pay their outstanding balance to ensure the adequacy of bad debt reserves.

The Duke Energy Registrants provide certain non-tariff services, primarily to large commercial and industrial customers in which incurred costs, including invested capital, are intended to be recovered from the individual customer and therefore are not subject to rate recovery in the event of customer default. Customer creditworthiness is assessed prior to entering into these transactions. Credit concentration related to these transactions exists for certain of these customers.

Duke Energy Carolinas has third-party insurance to cover certain losses related to asbestos-related injuries and damages above an aggregate self-insured retention. See Note 5 to the Consolidated Financial Statements, "Commitments and Contingencies" for information on asbestos-related injuries and damages claims.

The Duke Energy Registrants also have credit risk exposure through issuance of performance and financial guarantees, letters of credit and surety bonds on behalf of less than wholly owned entities and third parties. Where the Duke Energy Registrants have issued these guarantees, it is possible that they could be required to perform under these guarantee obligations in the event the obligor under the guarantee fails to perform. Where the Duke Energy Registrants have issued guarantees related to assets or operations that have been disposed of via sale, they attempt to secure indemnification from the buyer against all future performance obligations under the guarantees. See Note 8 to the Consolidated Financial Statements, "Guarantees and Indemnifications," for further information on guarantees issued by the Duke Energy Registrants.

Duke Energy is subject to credit risk from transactions with counterparties to cross-currency swaps related to future interest and principal payments. The credit exposure to such counterparties may take the form of higher costs to meet Duke Energy's future euro-denominated interest and principal payments in the event of counterparty default. Duke Energy selects highly rated banks as counterparties and allocates the hedge for each debt issuance across multiple counterparties. The master agreements with the counterparties impose collateral requirements on the parties in certain circumstances indicative of material deterioration in a party's creditworthiness.

Based on the Duke Energy Registrants' policies for managing credit risk, their exposures and their credit and other reserves, the Duke Energy Registrants do not currently anticipate a materially adverse effect on their consolidated financial position or results of operations as a result of nonperformance by any counterparty.

## Marketable Securities Price Risk

As described further in Note 16 to the Consolidated Financial Statements, "Investments in Debt and Equity Securities," Duke Energy invests in debt and equity securities as part of various investment portfolios to fund certain obligations. The vast majority of investments in equity securities are within the NDTF and assets of the various pension and other post-retirement benefit plans.

## OTHER MATTERS

### Environmental Regulations

The Duke Energy Registrants are subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal, coal ash and other environmental matters. These regulations can be changed from time to time and result in new obligations of the Duke Energy Registrants.

The following sections outline various proposed and recently enacted legislation and regulations that may impact the Duke Energy Registrants. Refer to Note 4 to the Consolidated Financial Statements, "Regulatory Matters," for further information regarding potential plant retirements and regulatory filings related to the Duke Energy Registrants.

### *Pension Plan Assets*

Duke Energy maintains investments to facilitate funding the costs of providing non-contributory defined benefit retirement and other post-retirement benefit plans. These investments are exposed to price fluctuations in equity markets and changes in interest rates. The equity securities held in these pension plans are diversified to achieve broad market participation and reduce the impact of any single investment, sector or geographic region. Duke Energy has established asset allocation targets for its pension plan holdings, which take into consideration the investment objectives and the risk profile with respect to the trust in which the assets are held. See Note 23 to the Consolidated Financial Statements, "Employee Benefit Plans," for additional information regarding investment strategy of pension plan assets.

A significant decline in the value of plan asset holdings could require Duke Energy to increase funding of its pension plans in future periods, which could adversely affect cash flows in those periods. Additionally, a decline in the fair value of plan assets, absent additional cash contributions to the plan, could increase the amount of pension cost required to be recorded in future periods, which could adversely affect Duke Energy's results of operations in those periods.

### *Nuclear Decommissioning Trust Funds*

As required by the NRC, NCUC, PSCSC and FPSC, subsidiaries of Duke Energy maintain trust funds to fund the costs of nuclear decommissioning. As of December 31, 2024, these funds were invested primarily in domestic and international equity securities, debt securities, cash and cash equivalents and short-term investments. Per the NRC, Internal Revenue Code, NCUC, PSCSC and FPSC requirements, these funds may be used only for activities related to nuclear decommissioning. These investments are exposed to price fluctuations in equity markets and changes in interest rates. Duke Energy actively monitors its portfolios by benchmarking the performance of its investments against certain indices and by maintaining, and periodically reviewing, target allocation percentages for various asset classes.

Accounting for nuclear decommissioning recognizes that costs are recovered through retail and wholesale rates; therefore, fluctuations in investment prices do not materially affect the Consolidated Statements of Operations, as changes in the fair value of these investments are primarily deferred as regulatory assets or regulatory liabilities pursuant to Orders by the NCUC, PSCSC, FPSC and FERC. Earnings or losses of the funds will ultimately impact the amount of costs recovered through retail and wholesale rates. See Note 10 to the Consolidated Financial Statements, "Asset Retirement Obligations," for additional information regarding nuclear decommissioning costs. See Note 16 to the Consolidated Financial Statements, "Investments in Debt and Equity Securities," for additional information regarding NDTF assets.

### *GHG Standards and Guidelines*

In April 2024, the EPA issued final rules under section 111 of the Clean Air Act (EPA Rule 111) regulating GHG emissions from existing coal-fired and new natural gas-fired power plants, referred to as electric generating units (EGUs). EPA Rule 111 requires existing coal-fired power plants expected to operate in 2039 and beyond to reduce GHG emissions by 90% through the use of carbon capture and sequestration starting in 2032, subject to certain modifications for coal plants that retire sooner and co-fire natural gas. EPA Rule 111 also establishes GHG emissions reduction standards for new natural gas-fired EGUs, subject to carve-outs for smaller peaking units that fill gaps that cannot be met with renewables or storage. The EPA did not finalize emission guidelines for GHG emissions from existing fossil fuel-fired stationary combustion turbines and signaled, before the 2024 election, that it intended to address these in a future rulemaking. Duke Energy is analyzing the potential impacts the rules could have on the Company, which could be material and may influence the timing, nature, and magnitude of future generation investments in our service territories. Duke Energy is participating in legal challenges to EPA Rule 111 as a member of Electric Generators for a Sensible Transition, a coalition of similarly affected utilities, and as a member of a utility trade group. The litigation is currently pending in the U.S. Court of Appeals for the District of Columbia Circuit (the Court). On February 5, 2025, the EPA requested the Court to withhold issuing an opinion and place the case in a 60-day abeyance to allow time for new EPA leadership to review the issues and EPA Rule 111 and determine how they wish to proceed. On February 19, 2025, the Court granted EPA's request.

### Coal Combustion Residuals

In April 2015, EPA published the 2015 CCR Rule to regulate the disposal of CCR from electric utilities as solid waste. The federal regulation classifies CCR as nonhazardous waste and allows for beneficial use of CCR with some restrictions. The regulation applies to all new and existing landfills, new and existing surface impoundments receiving CCR and existing surface impoundments located at stations generating electricity (regardless of fuel source), which were no longer receiving CCR but contained liquids as of the effective date of the rule. The rule established requirements regarding design and operating criteria, groundwater monitoring and corrective action, closure requirements and post-closure care, and recordkeeping, notifications, and internet posting requirements to ensure the safe disposal and management of CCR.

In April 2024, the EPA issued the 2024 CCR Rule which significantly expands the scope of the 2015 CCR Rule by establishing regulatory requirements for inactive surface impoundments at retired generating facilities (Legacy CCR Surface Impoundments). The final rule also imposes a subset of the 2015 CCR Rule's requirements, including groundwater monitoring, corrective action (where necessary), and in certain cases, closure, and post-closure care requirements, on previously unregulated coal ash sources at regulated facilities (CCR Management Units). CCR Management Units may include surface impoundments and landfills that closed prior to the effective date of the 2015 CCR Rule, inactive CCR landfills, and other areas where CCR is managed directly on the land at Duke Energy facilities. Duke Energy, as part of a group of similarly affected electric utilities, filed a petition to challenge the 2024 CCR Rule in the U.S. Court of Appeals for the District of Columbia Circuit (the Court) on August 6, 2024. On February 13, 2025, the EPA requested the Court to withhold issuing an opinion and place the case in a 120-day abeyance to allow time for new EPA leadership to review the issues and the 2024 CCR Rule and determine how they wish to proceed. On that same day, the Court granted EPA's motion to hold the case in abeyance pending further order of the Court.

In addition to the requirements of the federal CCR rules, CCR landfills and surface impoundments will continue to be regulated by the states. Cost recovery for future expenditures will be pursued through the normal ratemaking process with federal and state utility commissions and via wholesale contracts, which permit recovery of reasonable and prudently incurred costs associated with Duke Energy's regulated operations. For more information, see Notes 4 and 10 to the Consolidated Financial Statements, "Regulatory Matters" and "Asset Retirement Obligations," respectively.

### Coal Ash Act

AROs recorded on the Duke Energy Carolinas and Duke Energy Progress Consolidated Balance Sheets at December 31, 2024, and December 31, 2023, include the legal obligation for closure of coal ash basins and the disposal of related ash as a result of the Coal Ash Act, the federal CCR rules and other agreements. The Coal Ash Act includes a variance procedure for compliance deadlines and other issues surrounding the management of CCR and CCR surface impoundments and prohibits cost recovery in customer rates for unlawful discharge of ash impoundment waters occurring after January 1, 2014. The Coal Ash Act leaves the decision on cost recovery determinations related to closure of ash impoundments to the normal ratemaking processes before utility regulatory commissions.

On December 31, 2019, Duke Energy Carolinas and Duke Energy Progress entered into a settlement agreement with NCDEQ and certain community groups under which Duke Energy Carolinas and Duke Energy Progress agreed to excavate six of the nine remaining coal ash basins with ash moved to on-site lined landfills, including two at Allen, one at Mayo, one at Roxboro, and two at Rogers. At the three remaining basins at Belews Creek, Marshall and Roxboro, uncapped basin ash will be excavated and moved to lined landfills. Those portions of the basins at Belews Creek, Marshall and Roxboro, which were previously filled with ash and on which permitted facilities were constructed, will be addressed as required under the 2024 CCR Rule and state regulations.

The estimated total cost to permanently close all coal ash basins in North Carolina and South Carolina is estimated to be approximately $8 billion to $9 billion of which approximately $4.4 billion has been spent through 2024. The majority of the remaining spend is primarily expected to occur over the next 10 years. Duke Energy has completed excavation of all coal ash at the Riverbend, Dan River, Asheville and Sutton plants.

For further information on coal ash basins and recovery, see Notes 4 and 10 to the Consolidated Financial Statements, "Regulatory Matters" and "Asset Retirement Obligations," respectively.

### Other Environmental Regulations

The Duke Energy Registrants are also subject to various federal, state and local laws regarding air and water quality, hazardous and solid waste disposal and other environmental matters. Duke Energy continues to comply with enacted environmental statutes and regulations even as certain of these regulations are in various stages of clarification, revision or legal challenge. The Duke Energy Registrants cannot predict the outcome of these matters.

### Global Climate Change and Regulation of GHG Emissions

On January 20, 2025, the new presidential administration signed an executive order directing the United States to again withdraw from the Paris Agreement and signed a letter to the United Nations notifying the world body of the planned withdrawal from the Paris Agreement. The withdrawal from the Paris Agreement will become official one year after the submission of the letter. In 2021, the previous presidential administration had recommitted to the Paris Agreement and announced a target of 50% to 52% reduction in economywide net GHG emissions from 2005 levels by 2030. The U.S. submittal to support this Paris target included a goal for 100% carbon-free electricity by 2035. These actions were supplemented by a number of executive orders and a number of proposed and final rules from federal regulatory agencies, including the EPA, that would have imposed additional regulations on $CO_2$ and methane emissions which could impact Duke Energy. The Duke Energy Registrants are monitoring these matters and any potential changes in commitments, regulations or additional executive actions as a result of the new presidential administration and cannot predict the outcome, however, there could be a material impact on our energy transition.

### EU&I CO$_2$ Emissions Reductions

The Duke Energy Registrants' direct GHG emissions consist primarily of CO$_2$ that results primarily from operating a fleet of coal-fired and natural gas-fired power plants to serve its customers reliably and affordably. Duke Energy is targeting at least a 50% reduction in carbon emissions from 2005 levels from electric generation by 2030, an 80% reduction by 2040, and net-zero carbon emissions by 2050. In February 2022, Scope 2 and certain Scope 3 emissions, including emissions from upstream purchased power and fossil fuel purchases, as well as downstream customer use of natural gas, were added to our 2050 net-zero goal with an interim goal of reducing these emissions by 50% below 2021 levels by 2035.

The Duke Energy Registrants have taken actions that have resulted in a reduction of CO$_2$ emissions over time. Between 2005 and 2024, the Duke Energy Registrants have collectively lowered the CO$_2$ emissions from their electricity generation by 44%. Timelines and initiatives, as well as implementation of new technologies, for future GHG emission reductions will vary in each state in which the Company operates and will involve collaboration with regulators, customers and other stakeholders. Duke Energy's goals and actions taken to reduce CO$_2$ emissions potentially lower the exposure to any future mandatory CO$_2$ emission reduction requirements, whether as a result of federal legislation, EPA regulation, state regulation or other as yet unknown emission reduction requirements.

Actions to reduce CO$_2$ emissions have included the retirement of 58 coal-fired electric generating units with a combined generating capacity of over 8,000 MW, while investing in renewables and energy storage and state-of-the-art highly efficient natural gas-fired generation that produces far fewer CO$_2$ emissions per unit of electricity generated than coal. Duke Energy also has made investments to increase EE offerings and ensure continued operations of its zero-CO$_2$ emissions hydropower and nuclear plants. These efforts have diversified our electric generating system and significantly reduced CO$_2$ emissions.

Duke Energy will continue to explore the use of currently available and commercially demonstrated technology, as well as developing technologies, to meet customer demand reliably and affordably while reducing CO$_2$ emissions to achieve its net-zero goal as well as to comply with any future regulations. These technologies include EE, wind, solar and storage, as well as evolving technologies like carbon capture, utilization and storage, the use of hydrogen and other low-carbon fuels, long-duration energy storage and advanced nuclear. Duke Energy plans to adjust to and incorporate these evolving and innovative technologies in a way that balances the reliability and affordability of energy while meeting regulatory requirements and customer demands. Under any future scenario involving mandatory CO$_2$ limitations, the Duke Energy Registrants would plan to seek recovery of their compliance costs through appropriate regulatory mechanisms. Future levels of CO$_2$ emissions by the Duke Energy Registrants will be influenced by variables that include customer growth and capacity needs in the jurisdictions in which they operate, public policy, tax incentives, economic conditions that affect electricity demand, weather conditions, fuel prices, market prices, availability of resources and labor, compliance with new or existing regulations, the ability to make enhancements to transmission and distribution systems to support increased deployment of renewables and behind-the-meter technologies and the existence of new technologies that can be deployed to generate the electricity necessary to meet customer demand.

Currently, the Duke Energy Registrants do not purchase carbon credits or offsets for use in connection with the Company's net-zero CO$_2$ emissions goals. Though they may purchase carbon credits or offsets for such uses in the future, the amount or cost of which is not expected to be material at this time.

### Generation Portfolio Planning Process

The Duke Energy Registrants annually, biennially or triennially prepare lengthy, forward-looking IRPs. These detailed, highly technical plans are based on the Company's thorough analysis of numerous factors that can impact the demand for electricity as well as the cost of producing and delivering electricity that influence long-term generation resource planning decisions. The IRP process helps to evaluate a range of options, taking into account stakeholder input as well as forecasts of future electricity demand, fuel prices, transmission improvements, new generating capacity, integration of renewables, energy storage, EE and demand response initiatives. The IRP process also helps evaluate potential environmental and regulatory scenarios to better mitigate policy and economic risks. The IRPs we file with regulators look out 10 to 20 years depending on the jurisdiction.

In 2021, the state of North Carolina passed HB 951, which among other things, directed the NCUC to develop and approve a carbon reduction plan that would target a 70% reduction in CO$_2$ emissions from Duke Energy Progress' and Duke Energy Carolinas' electric generation in the state by 2030 and carbon neutrality by 2050, considering all resource options and the latest technology. In December 2022, the NCUC issued an order adopting the first Carbon Plan as directed by HB 951 with the Carbon Plan to be updated every two years thereafter.

In August 2023, Duke Energy Carolinas and Duke Energy Progress filed their 2023 systemwide Carolinas Resource Plan (the Plan) with the NCUC and PSCSC. The Plan provided a range of generation options, including three core portfolios, reflecting an "all of the above" approach to powering the energy needs of our growing region. In the Plan, Duke Energy Carolinas and Duke Energy Progress recommended one of the three core portfolios presented, Portfolio 3, as the most prudent path forward to comply with applicable state laws, providing a reliable and orderly energy transition that was proposed as the most reasonable and lowest-cost plan for the Carolinas. In November 2023, Duke Energy Carolinas and Duke Energy Progress provided notice to the NCUC and PSCSC of a substantially increased load forecast resulting from increased economic development in the Carolinas occurring since the Plan was prepared. The companies filed supplemental modeling and analysis with the NCUC and PSCSC in January 2024, demonstrating the need for additional resources beyond the initial set of resources identified by the companies in their initial plan.

In July 2024, Duke Energy Carolinas and Duke Energy Progress reached a broad settlement in the NCUC proceeding with the Public Staff, Walmart, and the Carolinas Clean Energy Business Association on the Plan, agreeing it is reasonable to use Portfolio 3 as the reference portfolio for planning purposes. Among other things, the settlement confirms a set of near-term activities, including development and procurement activities for solar, battery storage, onshore wind, and certain natural gas generation assets, as well as certain limited actions exploring initial development activities related to advanced nuclear, offshore wind, and to advance the potential for 1,834 MW of pumped storage hydro at the Bad Creek II facility by 2034. The NCUC conducted evidentiary hearings in July and August 2024 and issued an order accepting the settlement and providing further direction in November 2024. The order continues to emphasize the critical importance of reliability and maintaining affordability, while taking balanced actions to meet forecasted load growth. Additionally, the NCUC directed the Company to continue to pursue the merger of Duke Energy Carolinas and Duke Energy Progress. As a condition of the NCUC approval of the Duke Energy and Progress Energy merger in 2012, the NCUC instructed the Company to consider a merger between Duke Energy Carolinas and Duke Energy Progress. Since that time, the Company has analyzed, and continues to analyze, the possibility of such a combination, and the Company anticipates beginning merger-related filings with the NCUC, PSCSC and FERC in the second half of 2025. The Company is currently targeting a completion date for the merger of January 1, 2027. There is no assurance that the Company will be able to obtain the approval of the NCUC or PSCSC, or other required regulatory approvals, for the potential merger.

The PSCSC held its hearings in September 2024 and in November 2024 issued an order approving the Plan and directed Duke Energy Carolinas and Duke Energy Progress to work with the South Carolina Office of Regulatory Staff to provide alternative modeling around EPA Rule 111 compliance in a subsequent Carolinas Resource Plan filing.

In November 2024, Duke Energy Indiana submitted its updated IRP, which balances reliability and affordability while meeting customer and economic development growth.

### GU&I CO$_2$ and Methane Emissions Reductions

In addition to CO$_2$ emissions resulting primarily from our operations of coal-fired and natural gas-fired power plants, the Duke Energy Registrants are also responsible for certain methane emissions from the distribution of natural gas to customers. Duke Energy has a goal to achieve net-zero methane emissions from its natural gas distribution business by 2030. The Duke Energy Registrants have taken actions that have resulted in methane emission reductions, including the replacement of cast iron and bare steel pipelines and associated services with plastic or coated steel, advanced methane leak detection efforts, reducing time to repair nonhazardous leaks and operational releases of methane, and investment in renewable natural gas.

Timelines and initiatives, as well as implementation of new technologies, for future reductions of upstream methane emissions will vary in each state in which the Company's natural gas distribution business operates and will involve collaboration with regulators, customers and other stakeholders. EPA has issued regulations that would require reduction of methane emissions upstream of the Duke Energy Registrants' natural gas distribution business. The impact of these regulations on natural gas fuel prices is not currently quantifiable.

Certain local governments, none within the jurisdictions in which the Duke Energy Registrants operate, have enacted or are considering initiatives to eliminate natural gas use in new buildings and focus on electrification. Enactment of similar regulations in the areas in which the Duke Energy Registrants' natural gas distribution operates could have a significant impact on the natural gas distribution business and its operations. At this time,

such impacts are not able to be quantified; however, our net-zero methane goals for the natural gas distribution business, as well as the actions taken to reduce these GHG emissions, potentially lowers the exposure to any future mandatory GHG emission reduction requirements. The Duke Energy Registrants would plan to seek recovery of their compliance costs with any new regulations through the regulatory process.

### Physical Impacts of Climate Change

The Duke Energy Registrants recognize that scientists associate severe weather events with increasing levels of GHGs in the atmosphere. It is possible that these weather events could have a material impact on future results of operations should they occur more frequently and with greater severity. However, the uncertain nature of potential changes in extreme weather events (such as increased frequency, duration and severity), the long period of time over which any potential changes might take place and the inability to predict potential changes with any degree of accuracy, make estimating with any certainty any potential future financial risk to the Duke Energy Registrants' operations difficult. Additionally, the Duke Energy Registrants would plan to continue to seek recovery of storm costs through the appropriate regulatory mechanisms. For more information on storm securitization and storm cost recovery, see Note 4 to the Consolidated Financial Statements, "Regulatory Matters."

The Duke Energy Registrants routinely take steps to assess and reduce the potential impact of severe weather events on their electric transmission and distribution systems and natural gas facilities. The steps include modernizing the electric grid through smart meters, storm hardening, self-healing systems and targeted undergrounding and applying lessons learned from previous storms to restoration efforts. The Duke Energy Registrants' electric generating facilities and natural gas facilities are designed to withstand extreme weather events without significant damage. The Duke Energy Registrants maintain inventories of coal, oil and liquified natural gas to mitigate the effects of any potential short-term disruption in fuel supply so they can continue to provide customers with an uninterrupted supply of electricity and/or natural gas.

### New Accounting Standards

See Note 1 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies," for a discussion of the impact of any new accounting standards adopted by the Duke Energy Registrants.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Management's Discussion and Analysis of Results of Operations and Financial Condition – Quantitative and Qualitative Disclosures About Market Risk."

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Duke Energy Corporation

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Duke Energy Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1, 4, and 10 to the financial statements.*

*Critical Audit Matter Description*

The Company is subject to regulation by federal and state utility regulatory agencies (the "Commissions"), which have jurisdiction with respect to the rates of the Company's electric and natural gas distribution companies. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Management judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates. As discussed in Note 4, regulatory proceedings in recent years have focused on the recoverability of storm costs, fuel costs, and asset retirement obligations specific to coal ash. As a result, assessing the potential outcomes of future regulatory orders requires management judgment.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commissions to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. We also evaluated the external information and compared it to management's recorded balances for completeness.

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the Commissions that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

○ We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

○ We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

○ We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

○ We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

• We performed audit procedures to assess the ongoing regulatory recoverability of asset retirement obligations specific to coal ash.

• We obtained an analysis from management regarding the estimated storm costs that they determined were probable of recovery, but not yet addressed in a regulatory order. This analysis also included letters from the internal legal counsel asserting that the recovery of these costs is probable.

• We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

• We performed substantive analytical procedures on the recoverability of deferred fuel costs and test of details procedures on the recoverability of deferred storm costs.

### *Asset Retirement Obligations – Coal Ash – Refer to Notes 4 and 10 to the financial statements.*

### *Critical Audit Matter Description*

The Company records asset retirement obligations associated with coal ash remediation at operating and retired coal burning generation facilities. These legal obligations are the result of state and federal regulations across the Company's jurisdictions. On a quarterly basis, management performs an assessment for any indicators that would suggest a change in its coal ash asset retirement obligations may be necessary. Judgment is required to calculate coal ash remediation obligations, which are determined through site-specific assumptions, as well as assumptions used in determining the present value of the obligation.

We identified the revisions in coal ash remediation estimate cash flows associated with coal ash retirement obligations, resulting from the 2024 Coal Combustion Residuals ("CCR") Rule, as a critical audit matter because of the significant estimates and assumptions made by management in determining the recorded asset retirement obligation. This required a high degree of auditor judgment, and for certain assumptions, the need to involve internal specialists when performing audit procedures related to the revisions in estimates of cash flows associated with coal ash asset retirement obligations.

### *How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the revisions in coal ash remediation estimate cash flows associated with coal ash asset retirement obligations included the following, among others:

• We tested the effectiveness of management's controls over the evaluation of coal ash asset retirement obligations, including those over management's assessment of triggering events, management's review of asset retirement obligation remeasurements, and the evaluation of significant assumptions used in determining the present value of the obligation.

• We tested the mathematical accuracy of management's coal ash asset retirement obligation cash flow calculations.

• With the assistance of professionals within our firm with the appropriate expertise, we assessed the reasonableness of:

○ Management's interpretation of the applicability of the 2024 CCR rule,

○ The significant site-specific assumptions, and

○ The significant assumptions used in determining the present value of the obligation.

• We evaluated the Company's disclosures related to the coal ash asset retirement obligation.

• We obtained representation from management asserting that the asset retirement obligations recorded in the financial statements represent management's best estimate of the obligation as required under ASC 410, Asset Retirement and Environmental Obligations, and based upon the requirements of the applicable laws and regulations.

*/s/ Deloitte & Touche LLP*

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 1947.

DUKE ENERGY CORPORATION

## CONSOLIDATED STATEMENTS OF OPERATIONS

| (in millions, except per share amounts) | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| **Operating Revenues** | | | |
| Regulated electric | **$27,787** | $26,617 | $25,759 |
| Regulated natural gas | **2,252** | 2,152 | 2,724 |
| Nonregulated electric and other | **318** | 291 | 285 |
|     Total operating revenues | **30,357** | 29,060 | 28,768 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **9,206** | 9,086 | 8,782 |
| Cost of natural gas | **565** | 593 | 1,276 |
| Operation, maintenance and other | **5,389** | 5,625 | 5,734 |
| Depreciation and amortization | **5,793** | 5,253 | 5,086 |
| Property and other taxes | **1,466** | 1,400 | 1,466 |
| Impairment of assets and other charges | **38** | 85 | 434 |
|     Total operating expenses | **22,457** | 22,042 | 22,778 |
| **Gains on Sales of Other Assets and Other, net** | **26** | 52 | 22 |
| **Operating Income** | **7,926** | 7,070 | 6,012 |
| **Other Income and Expenses** | | | |
| Equity in (losses) earnings of unconsolidated affiliates | **(9)** | 113 | 113 |
| Other income and expenses, net | **661** | 598 | 392 |
|     Total other income and expenses | **652** | 711 | 505 |
| **Interest Expense** | **3,384** | 3,014 | 2,439 |
| **Income From Continuing Operations Before Income Taxes** | **5,194** | 4,767 | 4,078 |
| **Income Tax Expense From Continuing Operations** | **590** | 438 | 300 |
| **Income From Continuing Operations** | **4,604** | 4,329 | 3,778 |
| **Income (Loss) From Discontinued Operations, net of tax** | **10** | (1,455) | (1,323) |
| **Net Income** | **4,614** | 2,874 | 2,455 |
| **Less: Net Income (Loss) Attributable to Noncontrolling Interests** | **90** | 33 | (95) |
| **Net Income Attributable to Duke Energy Corporation** | **4,524** | 2,841 | 2,550 |
| **Less: Preferred Dividends** | **106** | 106 | 106 |
| **Less: Preferred Redemption Costs** | **16** | — | — |
| **Net Income Available to Duke Energy Corporation Common Stockholders** | **$ 4,402** | $ 2,735 | $ 2,444 |
| **Earnings Per Share – Basic and Diluted** | | | |
| Income from continuing operations available to Duke Energy Corporation common stockholders | | | |
|     Basic and Diluted | **$ 5.70** | $ 5.35 | $ 4.74 |
| Income (loss) from discontinued operations attributable to Duke Energy Corporation common stockholders | | | |
|     Basic and Diluted | **$ 0.01** | $ (1.81) | $ (1.57) |
| Net income available to Duke Energy Corporation common stockholders | | | |
|     Basic and Diluted | **$ 5.71** | $ 3.54 | $ 3.17 |
| Weighted average shares outstanding | | | |
|     Basic and Diluted | **772** | 771 | 770 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

|  | Years Ended December 31, | | |
| --- | --- | --- | --- |
| (in millions) | 2024 | 2023 | 2022 |
| **Net Income** | **$4,614** | $2,874 | $2,455 |
| **Other Comprehensive Income (Loss), net of tax**[a] | | | |
| Pension and OPEB adjustments | **8** | (1) | (19) |
| Net unrealized gains on cash flow hedges | **209** | 63 | 285 |
| Reclassification into earnings from cash flow hedges | **(5)** | 27 | (38) |
| Net unrealized gains (losses) on fair value hedges | **24** | 37 | (33) |
| Unrealized (losses) gains on available-for-sale securities | **(2)** | 8 | (21) |
| **Other Comprehensive Income, net of tax** | **234** | 134 | 174 |
| **Comprehensive Income** | **4,848** | 3,008 | 2,629 |
| **Less: Comprehensive Income (Loss) Attributable to Noncontrolling Interests** | **90** | 33 | (84) |
| **Comprehensive Income Attributable to Duke Energy Corporation** | **4,758** | 2,975 | 2,713 |
| **Less: Preferred Dividends** | **106** | 106 | 106 |
| **Less: Preferred Redemption Costs** | **16** | — | — |
| **Comprehensive Income Available to Duke Energy Corporation Common Stockholders** | **$4,636** | $2,869 | $2,607 |

(a)   Net of income tax expense of approximately $70 million, $40 million and $52 million for the years ended December 31, 2024, 2023 and 2022, respectively.

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| (in millions) | 2024 | 2023 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 314 | $ 253 |
| Receivables (net of allowance for doubtful accounts of $124 at 2024 and $55 at 2023) | 2,232 | 1,112 |
| Receivables of VIEs (net of allowance for doubtful accounts of $85 at 2024 and $150 at 2023) | 1,889 | 3,019 |
| Receivable from sales of Commercial Renewables Disposal Groups | 551 | — |
| Inventory (includes $494 at 2024 and $462 at 2023 related to VIEs) | 4,509 | 4,292 |
| Regulatory assets (includes $120 at 2024 and $110 at 2023 related to VIEs) | 2,756 | 3,648 |
| Assets held for sale | 4 | 14 |
| Other (includes $90 at 2024 and 2023 related to VIEs) | 695 | 431 |
| Total current assets | 12,950 | 12,769 |
| **Property, Plant and Equipment** | | |
| Cost | 180,806 | 171,353 |
| Accumulated depreciation and amortization | (57,503) | (56,038) |
| Net property, plant and equipment | 123,303 | 115,315 |
| **Other Noncurrent Assets** | | |
| Goodwill | 19,303 | 19,303 |
| Regulatory assets (includes $1,705 at 2024 and $1,642 at 2023 related to VIEs) | 14,254 | 13,618 |
| Nuclear decommissioning trust funds | 11,434 | 10,143 |
| Operating lease right-of-use assets, net | 1,148 | 1,092 |
| Investments in equity method unconsolidated affiliates | 353 | 492 |
| Assets held for sale | 89 | 197 |
| Other | 3,509 | 3,964 |
| Total other noncurrent assets | 50,090 | 48,809 |
| **Total Assets** | $186,343 | $176,893 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable (includes $214 at 2024 and $188 at 2023 related to VIEs) | $ 5,479 | $ 4,228 |
| Notes payable and commercial paper | 3,584 | 4,288 |
| Taxes accrued | 851 | 816 |
| Interest accrued | 855 | 745 |
| Current maturities of long-term debt (includes $1,012 at 2024 and $428 at 2023 related to VIEs) | 4,349 | 2,800 |
| Asset retirement obligations | 650 | 596 |
| Regulatory liabilities | 1,425 | 1,369 |
| Liabilities associated with assets held for sale | 80 | 122 |
| Other | 2,084 | 2,319 |
| Total current liabilities | 19,357 | 17,283 |
| **Long-Term Debt (includes $1,842 at 2024 and $3,000 at 2023 related to VIEs)** | 76,340 | 72,452 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 11,424 | 10,556 |
| Asset retirement obligations | 9,342 | 8,560 |
| Regulatory liabilities | 14,694 | 14,039 |
| Operating lease liabilities | 957 | 917 |
| Accrued pension and other post-retirement benefit costs | 434 | 485 |
| Investment tax credits | 894 | 864 |
| Liabilities associated with assets held for sale | 89 | 157 |
| Other (includes $27 at 2024 and $35 at 2023 related to VIEs) | 1,556 | 1,393 |
| Total other noncurrent liabilities | 39,390 | 36,971 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Preferred stock, Series A, $0.001 par value, 40 million depositary shares authorized and outstanding at 2024 and 2023 | 973 | 973 |
| Preferred stock, Series B, $0.001 par value, 1 million shares authorized; 0 and 1 million shares outstanding at 2024 and 2023 | — | 989 |
| Common stock, $0.001 par value, 2 billion shares authorized; 776 million and 771 million shares outstanding at 2024 and 2023 | 1 | 1 |
| Additional paid-in capital | 45,494 | 44,920 |
| Retained earnings | 3,431 | 2,235 |
| Accumulated other comprehensive income (loss) | 228 | (6) |
| Total Duke Energy Corporation stockholders' equity | 50,127 | 49,112 |
| Noncontrolling interests | 1,129 | 1,075 |
| Total equity | 51,256 | 50,187 |
| **Total Liabilities and Equity** | $186,343 | $176,893 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2024 | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 4,614 | $ 2,874 | $ 2,455 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion (including amortization of nuclear fuel) | 6,419 | 6,084 | 5,843 |
| Equity in losses (earnings) of unconsolidated affiliates | 9 | (98) | (114) |
| Equity component of AFUDC | (233) | (198) | (197) |
| Losses on sales of Commercial Renewables Disposal Groups | 14 | 1,725 | 1,748 |
| Gains on sales of other assets | (26) | (52) | (22) |
| Impairment of assets and other charges | 38 | 85 | 434 |
| Deferred income taxes | 987 | 3 | (200) |
| Contributions to qualified pension plans | (100) | (100) | (58) |
| Payments for asset retirement obligations | (545) | (632) | (584) |
| Provision for rate refunds | (27) | (63) | (130) |
| (Increase) decrease in | | | |
| Net realized and unrealized mark-to-market and hedging transactions | (103) | (18) | 19 |
| Receivables | (23) | 443 | (788) |
| Inventory | (212) | (706) | (476) |
| Other current assets | 885 | (267) | (1,498) |
| Increase (decrease) in | | | |
| Accounts payable | 1,329 | (800) | 805 |
| Taxes accrued | 32 | 126 | 10 |
| Other current liabilities | (11) | (26) | (153) |
| Other assets | (1,170) | 914 | (1,577) |
| Other liabilities | 451 | 584 | 410 |
| Net cash provided by operating activities | 12,328 | 9,878 | 5,927 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (12,280) | (12,604) | (11,367) |
| Contributions to equity method investments | (8) | (34) | (58) |
| Return of investment capital | 25 | 16 | 6 |
| Purchases of debt and equity securities | (5,703) | (3,761) | (4,243) |
| Proceeds from sales and maturities of debt and equity securities | 5,803 | 3,824 | 4,333 |
| Proceeds from the sales of other assets | 49 | 149 | 83 |
| Proceeds from the sales of Commercial Renewables Disposal Groups, net of cash divested | — | 734 | — |
| Other | (1,009) | (799) | (727) |
| Net cash used in investing activities | (13,123) | (12,475) | (11,973) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the: | | | |
| Issuance of long-term debt | 8,956 | 10,028 | 11,874 |
| Issuance of common stock | 405 | 8 | 9 |
| Redemption of preferred stock | (1,000) | — | — |
| Payments for the redemption of long-term debt | (3,357) | (4,737) | (4,396) |
| Proceeds from the issuance of short-term debt with original maturities greater than 90 days | 557 | 610 | 80 |
| Payments for the redemption of short-term debt with original maturities greater than 90 days | (1,096) | (125) | (287) |
| Notes payable and commercial paper | (388) | (343) | 781 |
| Contributions from noncontrolling interests | 47 | 278 | 1,377 |
| Dividends paid | (3,213) | (3,244) | (3,179) |
| Other | (52) | (124) | (130) |
| Net cash provided by financing activities | 859 | 2,351 | 6,129 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 64 | (246) | 83 |
| **Cash, cash equivalents and restricted cash at beginning of period** | 357 | 603 | 520 |
| **Cash, cash equivalents and restricted cash at end of period** | $ 421 | $ 357 | $ 603 |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest, net of amount capitalized | $ 3,284 | $ 2,883 | $ 2,361 |
| Cash paid for (received from) income taxes, net (includes transferable tax credit sale proceeds of $558, $28 and $0, respectively) | (400) | 1 | (6) |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 1,909 | 1,908 | 1,766 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CORPORATION

# CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Preferred Stock | Common Stock Shares | Common Stock | Additional Paid-in Capital | Retained Earnings | Net Gains (Losses) on Hedges[c] | Net Unrealized Gains (Losses) on AFS Securities | Pension and OPEB Adjustments | Total Duke Energy Corp. Stockholders' Equity | NCI | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Duke Energy Corporation Stockholders' Accumulated Other Comprehensive Income (Loss) | | | | | |
| **Balance at December 31, 2021** | $1,962 | 769 | $ 1 | $44,371 | $ 3,265 | $(232) | $ (2) | $(69) | $49,296 | $ 1,840 | $51,136 |
| Net income (loss)[d] | — | — | — | — | 2,444 | — | — | — | 2,444 | (95) | 2,349 |
| Other comprehensive income (loss) | — | — | — | — | — | 203 | (21) | (19) | 163 | 11 | 174 |
| Common stock issuances, including dividend reinvestment and employee benefits | — | 1 | — | 76 | — | — | — | — | 76 | — | 76 |
| Common stock dividends | — | — | — | — | (3,073) | — | — | — | (3,073) | — | (3,073) |
| Sale of NCI[b] | — | — | — | 465 | — | — | — | — | 465 | 569 | 1,034 |
| Purchase of NCI | — | — | — | (51) | — | — | — | — | (51) | 31 | (20) |
| Contribution from NCI, net of transaction costs[a] | — | — | — | — | — | — | — | — | — | 314 | 314 |
| Distributions to NCI in subsidiaries | — | — | — | — | — | — | — | — | — | (140) | (140) |
| Other | — | — | — | 1 | 1 | — | — | — | 2 | 1 | 3 |
| **Balance at December 31, 2022** | $1,962 | 770 | $ 1 | $44,862 | $ 2,637 | $ (29) | $(23) | $(88) | $49,322 | $ 2,531 | $51,853 |
| Net income[d] | — | — | — | — | 2,735 | — | — | — | 2,735 | 33 | 2,768 |
| Other comprehensive income (loss) | — | — | — | — | — | 127 | 8 | (1) | 134 | — | 134 |
| Common stock issuances, including dividend reinvestment and employee benefits | — | 1 | — | 78 | — | — | — | — | 78 | — | 78 |
| Common stock dividends | — | — | — | — | (3,138) | — | — | — | (3,138) | — | (3,138) |
| Sale of NCI | — | — | — | (13) | — | — | — | — | (13) | 10 | (3) |
| Contribution from NCI, net of transaction costs[a] | — | — | — | — | — | — | — | — | — | 278 | 278 |
| Distributions to NCI in subsidiaries | — | — | — | — | — | — | — | — | — | (59) | (59) |
| Sale of Commercial Renewables Disposal Groups | — | — | — | — | — | — | — | — | — | (1,722) | (1,722) |
| Other | — | — | — | (7) | 1 | — | — | — | (6) | 4 | (2) |
| **Balance at December 31, 2023** | $1,962 | 771 | $ 1 | $44,920 | $ 2,235 | $ 98 | $(15) | $(89) | $49,112 | $ 1,075 | $50,187 |
| Net income[d] | — | — | — | — | 4,402 | — | — | — | 4,402 | 90 | 4,492 |
| Other comprehensive income (loss) | — | — | — | — | — | 228 | (2) | 8 | 234 | — | 234 |
| Common stock issuances, including dividend reinvestment and employee benefits | — | 5 | — | 574 | — | — | — | — | 574 | — | 574 |
| Preferred stock, Series B, redemption | (989) | — | — | — | — | — | — | — | (989) | — | (989) |
| Common stock dividends | — | — | — | — | (3,204) | — | — | — | (3,204) | — | (3,204) |
| Contribution from NCI | — | — | — | — | — | — | — | — | — | 47 | 47 |
| Distributions to NCI in subsidiaries | — | — | — | — | — | — | — | — | — | (32) | (32) |
| Sale of Commercial Renewables Disposal Groups | — | — | — | — | — | — | — | — | — | (51) | (51) |
| Other | — | — | — | — | (2) | — | — | — | (2) | — | (2) |
| **Balance at December 31, 2024** | $ 973 | 776 | $ 1 | $45,494 | $ 3,431 | $ 326 | $(17) | $(81) | $50,127 | $ 1,129 | $51,256 |

(a) Relates to tax equity financing activity in the Commercial Renewables Disposal Groups.

(b) Relates primarily to the sale of a NCI in Duke Energy Indiana. See Note 2 for additional information.

(c) See Duke Energy Consolidated Statements of Comprehensive Income for detailed activity related to Cash Flow and Fair Value Hedges.

(d) Net income available to Duke Energy Corporation Common Stockholders reflects preferred dividends and, for 2024, the $16 million preferred redemption costs.

See Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of
Duke Energy Carolinas, LLC

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Duke Energy Carolinas, LLC and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1, 4, and 10 to the financial statements.*

*Critical Audit Matter Description*

The Company is subject to rate regulation by the North Carolina Utilities Commission and by the South Carolina Public Service Commission (collectively the "Commissions"), which have jurisdiction with respect to the electric rates of the Company. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates. As discussed in Note 4, regulatory proceedings in recent years have focused on the recoverability of storm costs, fuel costs, and asset retirement obligations specific to coal ash. As a result, assessing the potential outcomes of future regulatory orders requires management judgment.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commissions to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. We also evaluated the external information and compared it to management's recorded balances for completeness.

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the Commissions that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

- ○ We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

- ○ We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

- ○ We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

- ○ We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

- We performed audit procedures to assess the ongoing regulatory recoverability of asset retirement obligations specific to coal ash.

- We obtained an analysis from management regarding the estimated storm costs that they determined were probable of recovery, but not yet addressed in a regulatory order. This analysis also included letters from the internal legal counsel asserting that the recovery of these costs is probable.

- We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

- We performed substantive analytical procedures on the recoverability of deferred fuel costs and test of details procedures on the recoverability of deferred storm costs.

*/s/ Deloitte & Touche LLP*

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 1947.

DUKE ENERGY CAROLINAS, LLC

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **Operating Revenues** | **$9,718** | $8,288 | $7,857 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **3,251** | 2,524 | 2,015 |
| Operation, maintenance and other | **1,740** | 1,774 | 1,892 |
| Depreciation and amortization | **1,768** | 1,593 | 1,526 |
| Property and other taxes | **346** | 320 | 340 |
| Impairment of assets and other charges | **31** | 44 | 26 |
| Total operating expenses | **7,136** | 6,255 | 5,799 |
| **Gains on Sales of Other Assets and Other, net** | **2** | 26 | 4 |
| **Operating Income** | **2,584** | 2,059 | 2,062 |
| **Other Income and Expenses, net** | **247** | 238 | 221 |
| **Interest Expense** | **722** | 686 | 557 |
| **Income Before Income Taxes** | **2,109** | 1,611 | 1,726 |
| **Income Tax Expense** | **226** | 141 | 126 |
| **Net Income and Comprehensive Income** | **$1,883** | $1,470 | $1,600 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CAROLINAS, LLC
## CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| (in millions) | 2024 | 2023 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 6 | $ 9 |
| Receivables (net of allowance for doubtful accounts of $18 at 2024 and $11 at 2023) | 266 | 265 |
| Receivables of VIEs (net of allowance for doubtful accounts of $51 at 2024 and $45 at 2023) | 1,054 | 991 |
| Receivables from affiliated companies | 157 | 203 |
| Notes receivable from affiliated companies | 65 | — |
| Inventory | 1,536 | 1,484 |
| Regulatory assets (includes $12 at 2024 and 2023 related to VIEs) | 685 | 1,564 |
| Other (includes $9 at 2024 and $9 at 2022 related to VIEs) | 52 | 31 |
| Total current assets | 3,821 | 4,547 |
| **Property, Plant and Equipment** | | |
| Cost | 58,382 | 56,670 |
| Accumulated depreciation and amortization | (19,090) | (19,896) |
| Net property, plant and equipment | 39,292 | 36,774 |
| **Other Noncurrent Assets** | | |
| Regulatory assets (includes $189 at 2024 and $196 at 2023 related to VIEs) | 4,199 | 3,916 |
| Nuclear decommissioning trust funds | 6,468 | 5,686 |
| Operating lease right-of-use assets, net | 98 | 78 |
| Other | 1,127 | 1,109 |
| Total other noncurrent assets | 11,892 | 10,789 |
| **Total Assets** | $ 55,005 | $ 52,110 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 1,809 | $ 1,183 |
| Accounts payable to affiliated companies | 241 | 195 |
| Notes payable to affiliated companies | — | 668 |
| Taxes accrued | 627 | 281 |
| Interest accrued | 201 | 179 |
| Current maturities of long-term debt (includes $510 at 2024 and 2023 related to VIEs) | 521 | 19 |
| Asset retirement obligations | 247 | 224 |
| Regulatory liabilities | 618 | 587 |
| Other | 541 | 702 |
| Total current liabilities | 4,805 | 4,038 |
| **Long-Term Debt (includes $198 at 2024 and $708 at 2023 related to VIEs)** | 16,669 | 15,693 |
| **Long-Term Debt Payable to Affiliated Companies** | 300 | 300 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 4,052 | 4,379 |
| Asset retirement obligations | 3,743 | 3,789 |
| Regulatory liabilities | 6,592 | 5,990 |
| Operating lease liabilities | 87 | 75 |
| Accrued pension and other post-retirement benefit costs | 24 | 57 |
| Investment tax credits | 317 | 301 |
| Other (includes $15 at 2024 and $17 at 2023 related to VIEs) | 576 | 581 |
| Total other noncurrent liabilities | 15,391 | 15,172 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Member's equity | 17,846 | 16,913 |
| Accumulated other comprehensive loss | (6) | (6) |
| Total equity | 17,840 | 16,907 |
| **Total Liabilities and Equity** | $ 55,005 | $ 52,110 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CAROLINAS, LLC
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 1,883 | $ 1,470 | $ 1,600 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization (including amortization of nuclear fuel) | 2,033 | 1,845 | 1,787 |
| Equity component of AFUDC | (113) | (91) | (98) |
| Gains on sales of other assets | (2) | (26) | (4) |
| Impairment of assets and other charges | 31 | 44 | 26 |
| Deferred income taxes | (28) | (53) | 210 |
| Contributions to qualified pension plans | (26) | (26) | (15) |
| Payments for asset retirement obligations | (180) | (210) | (200) |
| Provision for rate refunds | (8) | (39) | (74) |
| (Increase) decrease in | | | |
| Receivables | (49) | 22 | (102) |
| Receivables from affiliated companies | 46 | 187 | (200) |
| Inventory | (60) | (320) | (138) |
| Other current assets | 928 | (495) | (592) |
| Increase (decrease) in | | | |
| Accounts payable | 476 | (447) | 377 |
| Accounts payable to affiliated companies | 46 | (14) | (75) |
| Taxes accrued | 346 | 64 | (46) |
| Other current liabilities | (68) | 63 | (91) |
| Other assets | (556) | 703 | (760) |
| Other liabilities | (162) | 108 | (36) |
| Net cash provided by operating activities | 4,537 | 2,785 | 1,569 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (3,966) | (3,733) | (3,304) |
| Purchases of debt and equity securities | (2,775) | (2,025) | (2,633) |
| Proceeds from sales and maturities of debt and equity securities | 2,775 | 2,025 | 2,633 |
| Net proceeds from the sales of other assets | — | 30 | 62 |
| Notes receivable from affiliated companies | (65) | — | — |
| Other | (358) | (288) | (243) |
| Net cash used in investing activities | (4,389) | (3,991) | (3,485) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | 1,487 | 2,780 | 1,441 |
| Payments for the redemption of long-term debt | (19) | (1,042) | (436) |
| Notes payable to affiliated companies | (668) | (565) | 1,007 |
| Distributions to parent | (950) | — | (50) |
| Other | (1) | (1) | (1) |
| Net cash (used in) provided by financing activities | (151) | 1,172 | 1,961 |
| Net (decrease) increase in cash, cash equivalents and restricted cash | (3) | (34) | 45 |
| **Cash, cash equivalents and restricted cash at beginning of period** | 19 | 53 | 8 |
| **Cash, cash equivalents and restricted cash at end of period** | $ 16 | $ 19 | $ 53 |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest, net of amount capitalized | $ 683 | $ 528 | $ 546 |
| Cash (received from) paid for income taxes, net (includes transferable tax credit sale proceeds of $440, $0 and $0, respectively) | (85) | 151 | (60) |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 802 | 613 | 475 |

See Notes to Consolidated Financial Statements

DUKE ENERGY CAROLINAS, LLC

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Member's Equity | Accumulated Other Comprehensive Loss — Net Losses on Cash Flow Hedges | Total Equity |
|---|---|---|---|
| **Balance at December 31, 2021** | $13,897 | $ (6) | $13,891 |
| Net income | 1,600 | — | 1,600 |
| Distributions to parent | (50) | — | (50) |
| Other | 1 | — | 1 |
| **Balance at December 31, 2022** | $15,448 | $ (6) | $15,442 |
| Net income | 1,470 | — | 1,470 |
| Other | (5) | — | (5) |
| **Balance at December 31, 2023** | $16,913 | $ (6) | $16,907 |
| Net income | **1,883** | — | **1,883** |
| Distributions to parent | **(950)** | — | **(950)** |
| **Balance at December 31, 2024** | **$17,846** | **$ (6)** | **$17,840** |

See Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of
Directors of Progress Energy, Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Progress Energy, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1, 4, and 10 to the financial statements.*

*Critical Audit Matter Description*

The Company is subject to rate regulation by the North Carolina Utilities Commission, South Carolina Public Service Commission and Florida Public Service Commission (collectively the "Commissions"), which have jurisdiction with respect to the electric rates of the Company. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates. As discussed in Note 4, regulatory proceedings in recent years have focused on the recoverability of storm costs, fuel costs, and asset retirement obligations specific to coal ash. As a result, assessing the potential outcomes of future regulatory orders requires management judgment.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commissions to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. We evaluated the external information and compared it to management's recorded balances for completeness.

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the Commissions that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

○ We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

○ We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

○ We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

○ We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

• We performed audit procedures to assess the ongoing regulatory recoverability of asset retirement obligations specific to coal ash.

• We obtained an analysis from management regarding the estimated storm costs that they determined were probable of recovery, but not yet addressed in a regulatory order. This analysis also included letters from the internal legal counsel asserting that the recovery of these costs is probable.

• We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

• We performed substantive analytical procedures on the recoverability of deferred fuel costs and test of details procedures on the recoverability of deferred storm costs.

***Asset Retirement Obligations – Coal Ash – Refer to Notes 4 and 10 to the financial statements.***

*Critical Audit Matter Description*

The Company records asset retirement obligations associated with coal ash remediation at operating and retired coal burning generation facilities. These legal obligations are the result of state and federal regulations across the Company's jurisdictions. On a quarterly basis, management performs an assessment for any indicators that would suggest a change in its coal ash asset retirement obligations may be necessary. Judgment is required to calculate coal ash remediation obligations, which are determined through site-specific assumptions, as well as assumptions used in determining the present value of the obligation.

We identified the revisions in coal ash remediation estimate cash flows associated with coal ash retirement obligations, resulting from the 2024 Coal Combustion Residuals ("CCR") Rule, as a critical audit matter because of the significant estimates and assumptions made by management in determining the recorded asset retirement obligation. This required a high degree of auditor judgment, and for certain assumptions, the need to involve internal specialists when performing audit procedures related to the revisions in estimates of cash flows associated with coal ash asset retirement obligations.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the revisions in coal ash remediation estimate cash flows associated with coal ash asset retirement obligations included the following, among others:

• We tested the effectiveness of management's controls over the evaluation of coal ash asset retirement obligations, including those over management's assessment of triggering events, management's review of asset retirement obligation remeasurements, and the evaluation of significant assumptions used in determining the present value of the obligation.

• We tested the mathematical accuracy of management's coal ash asset retirement obligation cash flow calculations.

• With the assistance of professionals within our firm with the appropriate expertise, we assessed the reasonableness of:

○ Management's interpretation of the applicability of the 2024 CCR rule,

○ The significant site-specific assumptions, and

○ The significant assumptions used in determining the present value of the obligation.

• We evaluated the Company's disclosures related to the coal ash asset retirement obligation.

• We obtained representation from management asserting that the asset retirement obligations recorded in the financial statements represent management's best estimate of the obligation as required under ASC 410, Asset Retirement and Environmental Obligations, and based upon the requirements of the applicable laws and regulations.

*/s/ Deloitte & Touche LLP*

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 1930.

PROGRESS ENERGY, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| **Operating Revenues** | **$13,633** | $13,544 | $13,125 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **4,755** | 5,026 | 5,078 |
| Operation, maintenance and other | **2,463** | 2,636 | 2,458 |
| Depreciation and amortization | **2,393** | 2,151 | 2,142 |
| Property and other taxes | **617** | 644 | 607 |
| Impairment of assets and other charges | **6** | 28 | 12 |
| Total operating expenses | **10,234** | 10,485 | 10,297 |
| **Gains on Sales of Other Assets and Other, net** | **27** | 27 | 11 |
| **Operating Income** | **3,426** | 3,086 | 2,839 |
| **Other Income and Expenses, net** | **235** | 201 | 181 |
| **Interest Expense** | **1,064** | 954 | 844 |
| **Income Before Income Taxes** | **2,597** | 2,333 | 2,176 |
| **Income Tax Expense** | **426** | 377 | 348 |
| **Net Income** | **$ 2,171** | $ 1,956 | $ 1,828 |
| **Other Comprehensive Income, net of tax** | | | |
| Pension and OPEB adjustments | **—** | (2) | 5 |
| Net unrealized gain on cash flow hedges | **—** | — | 1 |
| Unrealized gains (losses) on available-for-sale securities | **—** | 3 | (6) |
| **Other Comprehensive Income, net of tax** | **—** | 1 | — |
| **Comprehensive Income** | **$ 2,171** | $ 1,957 | $ 1,828 |

See Notes to Consolidated Financial Statements

PROGRESS ENERGY, INC.

## CONSOLIDATED BALANCE SHEETS

|  | December 31, | |
| --- | --- | --- |
| (in millions) | 2024 | 2023 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 73 | $ 59 |
| Receivables (net of allowance for doubtful accounts of $39 at 2024 and $18 at 2023) | 707 | 225 |
| Receivables of VIEs (net of allowance for doubtful accounts of $34 at 2024 and $56 at 2023) | 835 | 1,365 |
| Receivables from affiliated companies | 25 | 90 |
| Inventory (includes $494 at 2024 and $462 at 2023 related to VIEs) | 2,086 | 1,901 |
| Regulatory assets (includes $108 at 2024 and $98 at 2023 related to VIEs) | 1,647 | 1,661 |
| Other (includes $75 at 2024 and $68 at 2023 related to VIEs) | 182 | 134 |
| Total current assets | 5,555 | 5,435 |
| **Property, Plant and Equipment** | | |
| Cost | 72,560 | 67,644 |
| Accumulated depreciation and amortization | (23,586) | (22,300) |
| Net property, plant and equipment | 48,974 | 45,344 |
| **Other Noncurrent Assets** | | |
| Goodwill | 3,655 | 3,655 |
| Regulatory assets (includes $1,516 at 2024 and $1,446 at 2023 related to VIEs) | 6,618 | 6,430 |
| Nuclear decommissioning trust funds | 4,967 | 4,457 |
| Operating lease right-of-use assets, net | 625 | 617 |
| Other | 1,242 | 1,156 |
| Total other noncurrent assets | 17,107 | 16,315 |
| **Total Assets** | $ 71,636 | $ 67,094 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable (includes $208 at 2024 and $188 at 2023 related to VIEs) | $ 2,170 | $ 1,374 |
| Accounts payable to affiliated companies | 507 | 464 |
| Notes payable to affiliated companies | 1,077 | 1,043 |
| Taxes accrued | 312 | 259 |
| Interest accrued | 232 | 224 |
| Current maturities of long-term debt (includes $502 at 2024 and $418 at 2023 related to VIEs) | 1,517 | 661 |
| Asset retirement obligations | 231 | 245 |
| Regulatory liabilities | 522 | 418 |
| Other | 792 | 860 |
| Total current liabilities | 7,360 | 5,548 |
| **Long-Term Debt (includes $1,582 at 2024 and $1,910 at 2023 related to VIEs)** | 22,829 | 22,948 |
| **Long-Term Debt Payable to Affiliated Companies** | 150 | 150 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 5,263 | 5,197 |
| Asset retirement obligations | 4,317 | 3,900 |
| Regulatory liabilities | 5,258 | 5,083 |
| Operating lease liabilities | 557 | 544 |
| Accrued pension and other post-retirement benefit costs | 254 | 266 |
| Investment tax credits | 385 | 371 |
| Other (includes $11 at 2024 and $19 at 2023 related to VIEs) | 357 | 227 |
| Total other noncurrent liabilities | 16,391 | 15,588 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Common stock, $0.01 par value, 100 shares authorized and outstanding at 2024 and 2023 | — | — |
| Additional paid-in capital | 11,830 | 11,830 |
| Retained earnings | 13,086 | 11,040 |
| Accumulated other comprehensive loss | (10) | (10) |
| Total equity | 24,906 | 22,860 |
| **Total Liabilities and Equity** | $ 71,636 | $ 67,094 |

See Notes to Consolidated Financial Statements

PROGRESS ENERGY, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2024 | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 2,171 | $ 1,956 | $ 1,828 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion (including amortization of nuclear fuel) | 2,761 | 2,721 | 2,405 |
| Equity component of AFUDC | (74) | (67) | (68) |
| Gains on sales of other assets | (27) | (27) | (11) |
| Impairment of assets and other charges | 6 | 28 | 12 |
| Deferred income taxes | 33 | (120) | 364 |
| Contributions to qualified pension plans | (23) | (22) | (13) |
| Payments for asset retirement obligations | (279) | (329) | (291) |
| Provision for rate refunds | (2) | (24) | (58) |
| (Increase) decrease in | | | |
| Receivables | 25 | 21 | (322) |
| Receivables from affiliated companies | 65 | (68) | 117 |
| Inventory | (172) | (322) | (183) |
| Other current assets | 81 | 287 | (937) |
| Increase (decrease) in | | | |
| Accounts payable | 867 | (266) | 222 |
| Accounts payable to affiliated companies | 43 | (248) | 206 |
| Taxes accrued | 49 | 124 | 8 |
| Other current liabilities | 164 | 9 | 96 |
| Other assets | (723) | 357 | (1,105) |
| Other liabilities | 94 | 108 | 573 |
| Net cash provided by operating activities | 5,059 | 4,118 | 2,843 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (5,252) | (4,917) | (4,317) |
| Purchases of debt and equity securities | (2,703) | (1,590) | (1,341) |
| Proceeds from sales and maturities of debt and equity securities | 2,809 | 1,663 | 1,417 |
| Other | (463) | (329) | (137) |
| Net cash used in investing activities | (5,609) | (5,173) | (4,378) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | 1,134 | 2,555 | 2,775 |
| Payments for the redemption of long-term debt | (467) | (1,248) | (1,173) |
| Notes payable to affiliated companies | 34 | 200 | 465 |
| Dividends to parent | (125) | (500) | (425) |
| Other | (1) | (1) | (36) |
| Net cash provided by financing activities | 575 | 1,006 | 1,606 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 25 | (49) | 71 |
| **Cash, cash equivalents and restricted cash at beginning of period** | 135 | 184 | 113 |
| **Cash, cash equivalents and restricted cash at end of period** | $ 160 | $ 135 | $ 184 |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest, net of amount capitalized | $ 1,078 | $ 954 | $ 854 |
| Cash paid for income taxes, net (includes transferable tax credit sale proceeds of $118, $28 and $0, respectively) | 315 | 310 | 79 |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 745 | 806 | 663 |

See Notes to Consolidated Financial Statements

PROGRESS ENERGY, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | | | Total Progress Energy, Inc. Stockholder's Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | | | Net Gains (Losses) on Cash Flow Hedges | Net Unrealized Gains (Losses) on Available-for-Sale Securities | Pension and OPEB Adjustments | | | |
| **Balance at December 31, 2021** | $ 9,149 | $ 8,007 | $ (2) | $ (2) | $ (7) | $17,145 | $ 3 | $17,148 |
| Net income | — | 1,828 | — | — | — | 1,828 | — | 1,828 |
| Other comprehensive income (loss) | — | — | 1 | (6) | 5 | — | — | — |
| Distributions to noncontrolling interests | — | — | — | — | — | — | (34) | (34) |
| Dividends to parent | (175) | (250) | — | — | — | (425) | — | (425) |
| Equitization of certain notes payable to affiliates | 2,907 | — | — | — | — | 2,907 | — | 2,907 |
| Purchase of a noncontrolling interest | (51) | — | — | — | — | (51) | 31 | (20) |
| Other | 2 | — | — | — | — | 2 | — | 2 |
| **Balance at December 31, 2022** | $11,832 | $ 9,585 | $ (1) | $ (8) | $ (2) | $21,406 | $— | $21,406 |
| Net income | — | 1,956 | — | — | — | 1,956 | — | 1,956 |
| Other comprehensive income (loss) | — | — | — | 3 | (2) | 1 | — | 1 |
| Dividends to parent | — | (500) | — | — | — | (500) | — | (500) |
| Other | (2) | (1) | — | — | — | (3) | — | (3) |
| **Balance at December 31, 2023** | $11,830 | $11,040 | $ (1) | $ (5) | $ (4) | $22,860 | $— | $22,860 |
| Net income | — | 2,171 | — | — | — | 2,171 | — | 2,171 |
| Dividends to parent | — | (125) | — | — | — | (125) | — | (125) |
| **Balance at December 31, 2024** | $11,830 | $13,086 | $ (1) | $ (5) | $ (4) | $24,906 | $— | $24,906 |

See Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors
of Duke Energy Progress, LLC

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Duke Energy Progress, LLC and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1, 4, and 10 to the financial statements.*

*Critical Audit Matter Description*

The Company is subject to rate regulation by the North Carolina Utilities Commission and by the South Carolina Public Service Commission (collectively the "Commissions"), which have jurisdiction with respect to the electric rates of the Company. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates. As discussed in Note 4, regulatory proceedings in recent years have focused on the recoverability of storm costs, fuel costs and asset retirement obligations specific to coal ash. As a result, assessing the potential outcomes of future regulatory orders requires management judgment.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commissions to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. We evaluated the external information and compared it to management's recorded balances for completeness.

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the Commissions that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

- We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

- We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

- We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

- We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

- We performed audit procedures to assess the ongoing regulatory recoverability of asset retirement obligations specific to coal ash.

- We obtained an analysis from management regarding the estimated storm costs that they determined were probable of recovery, but not yet addressed in a regulatory order. This analysis also included letters from the internal legal counsel asserting that the recovery of these costs is probable.

- We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

- We performed substantive analytical procedures on the recoverability of deferred fuel costs and test of details procedures on the recoverability of deferred storm costs.

**Asset Retirement Obligations – Coal Ash – Refer to Notes 4 and 10 to the financial statements.**

*Critical Audit Matter Description*

The Company records asset retirement obligations associated with coal ash remediation at operating and retired coal burning generation facilities. These legal obligations are the result of state and federal regulations across the Company's jurisdictions. On a quarterly basis, management performs an assessment for any indicators that would suggest a change in its coal ash asset retirement obligations may be necessary. Judgment is required to calculate coal ash remediation obligations, which are determined through site-specific assumptions, as well as assumptions used in determining the present value of the obligation.

We identified the revisions in coal ash remediation estimate cash flows associated with coal ash retirement obligations, resulting from the 2024 Coal Combustion Residuals ("CCR") Rule, as a critical audit matter because of the significant estimates and assumptions made by management in determining the recorded asset retirement obligation. This required a high degree of auditor judgment, and for certain assumptions, the need to involve internal specialists when performing audit procedures related to the revisions in estimates of cash flows associated with coal ash asset retirement obligations.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the revisions in coal ash remediation estimate cash flows associated with coal ash asset retirement obligations included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of coal ash asset retirement obligations, including those over management's assessment of triggering events, management's review of asset retirement obligation remeasurements, and the evaluation of significant assumptions used in determining the present value of the obligation.

- We tested the mathematical accuracy of management's coal ash asset retirement obligation cash flow calculations.

- With the assistance of professionals within our firm with the appropriate expertise, we assessed the reasonableness of:

  - Management's interpretation of the applicability of the 2024 CCR rule,

  - The significant site-specific assumptions, and

  - The significant assumptions used in determining the present value of the obligation.

- We evaluated the Company's disclosures related to the coal ash asset retirement obligation.

- We obtained representation from management asserting that the asset retirement obligations recorded in the financial statements represent management's best estimate of the obligation as required under ASC 410, Asset Retirement and Environmental Obligations, and based upon the requirements of the applicable laws and regulations.

*/s/ Deloitte & Touche LLP*

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 1930.

DUKE ENERGY PROGRESS, LLC

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | **2023** | **2022** |
| **Operating Revenues** | **$7,017** | $6,488 | $6,753 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **2,409** | 2,203 | 2,492 |
| Operation, maintenance and other | **1,388** | 1,379 | 1,475 |
| Depreciation and amortization | **1,336** | 1,266 | 1,187 |
| Property and other taxes | **177** | 164 | 190 |
| Impairment of assets and other charges | **6** | 29 | 7 |
| Total operating expenses | **5,316** | 5,041 | 5,351 |
| **Gains on Sales of Other Assets and Other, net** | **2** | 3 | 4 |
| **Operating Income** | **1,703** | 1,450 | 1,406 |
| **Other Income and Expenses, net** | **143** | 124 | 114 |
| **Interest Expense** | **493** | 427 | 354 |
| **Income Before Income Taxes** | **1,353** | 1,147 | 1,166 |
| **Income Tax Expense** | **189** | 149 | 158 |
| **Net Income and Comprehensive Income** | **$1,164** | $ 998 | $1,008 |

See Notes to Consolidated Financial Statements

DUKE ENERGY PROGRESS, LLC

# CONSOLIDATED BALANCE SHEETS

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 24 | $ 18 |
| Receivables (net of allowance for doubtful accounts of $10 at 2024 and $8 at 2023) | 160 | 139 |
| Receivables of VIEs (net of allowance for doubtful accounts of $34 at 2024 and $36 at 2023) | 835 | 833 |
| Receivables from affiliated companies | 10 | 16 |
| Inventory | 1,341 | 1,227 |
| Regulatory assets (includes $47 at 2024 and $39 at 2023 related to VIEs) | 626 | 942 |
| Other (includes $40 at 2024 and $31 at 2023 related to VIEs) | 104 | 72 |
| Total current assets | 3,100 | 3,247 |
| **Property, Plant and Equipment** | | |
| Cost | 42,060 | 39,283 |
| Accumulated depreciation and amortization | (15,930) | (15,227) |
| Net property, plant and equipment | 26,130 | 24,056 |
| **Other Noncurrent Assets** | | |
| Regulatory assets (includes $775 at 2024 and $643 at 2023 related to VIEs) | 4,555 | 4,546 |
| Nuclear decommissioning trust funds | 4,636 | 4,075 |
| Operating lease right-of-use assets, net | 348 | 318 |
| Other | 724 | 682 |
| Total other noncurrent assets | 10,263 | 9,621 |
| **Total Assets** | $ 39,493 | $ 36,924 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 749 | $ 634 |
| Accounts payable to affiliated companies | 306 | 332 |
| Notes payable to affiliated companies | 611 | 891 |
| Taxes accrued | 394 | 176 |
| Interest accrued | 122 | 114 |
| Current maturities of long-term debt (includes $443 at 2024 and $34 at 2023 related to VIEs) | 983 | 72 |
| Asset retirement obligations | 230 | 244 |
| Regulatory liabilities | 348 | 300 |
| Other | 427 | 481 |
| Total current liabilities | 4,170 | 3,244 |
| **Long-Term Debt (includes $809 at 2024 and $1,079 at 2023 related to VIEs)** | 11,371 | 11,492 |
| **Long-Term Debt Payable to Affiliated Companies** | 150 | 150 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 2,344 | 2,560 |
| Asset retirement obligations | 4,104 | 3,626 |
| Regulatory liabilities | 4,570 | 4,375 |
| Operating lease liabilities | 332 | 293 |
| Accrued pension and other post-retirement benefit costs | 141 | 146 |
| Investment tax credits | 144 | 129 |
| Other (includes $11 at 2024 and $12 at 2023 related to VIEs) | 196 | 102 |
| Total other noncurrent liabilities | 11,831 | 11,231 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| **Member's Equity** | 11,971 | 10,807 |
| **Total Liabilities and Equity** | $ 39,493 | $ 36,924 |

See Notes to Consolidated Financial Statements

DUKE ENERGY PROGRESS, LLC

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in millions) | Years Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 1,164 | $ 998 | $ 1,008 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization (including amortization of nuclear fuel) | 1,520 | 1,460 | 1,371 |
| Equity component of AFUDC | (61) | (52) | (52) |
| Impairment of assets and other charges | 6 | 29 | 7 |
| Deferred income taxes | (224) | (53) | 121 |
| Contributions to qualified pension plans | (14) | (13) | (8) |
| Payments for asset retirement obligations | (197) | (249) | (193) |
| Provisions for rate refunds | (2) | (24) | (58) |
| (Increase) decrease in | | | |
| Receivables | (11) | (10) | (228) |
| Receivables from affiliated companies | 6 | 9 | 58 |
| Inventory | (114) | (221) | (85) |
| Other current assets | 375 | (252) | (207) |
| Increase (decrease) in | | | |
| Accounts payable | 63 | (26) | 20 |
| Accounts payable to affiliated companies | (26) | (176) | 198 |
| Taxes accrued | 217 | 99 | (86) |
| Other current liabilities | 133 | 13 | 13 |
| Other assets | (426) | 173 | (416) |
| Other liabilities | 81 | 29 | 38 |
| Net cash provided by operating activities | 2,490 | 1,734 | 1,501 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (2,803) | (2,387) | (2,070) |
| Purchases of debt and equity securities | (2,480) | (1,406) | (1,148) |
| Proceeds from sales and maturities of debt and equity securities | 2,480 | 1,402 | 1,138 |
| Other | (172) | (144) | (29) |
| Net cash used in investing activities | (2,975) | (2,535) | (2,109) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | 855 | 991 | 1,477 |
| Payments for the redemption of long-term debt | (72) | (369) | (645) |
| Notes payable to affiliated companies | (280) | 652 | 67 |
| Distributions to parent | — | (500) | (250) |
| Other | — | (1) | (1) |
| Net cash provided by financing activities | 503 | 773 | 648 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 18 | (28) | 40 |
| **Cash, cash equivalents and restricted cash at beginning of period** | 51 | 79 | 39 |
| **Cash, cash equivalents and restricted cash at end of period** | $ 69 | $ 51 | $ 79 |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest, net of amount capitalized | $ 522 | $ 447 | $ 386 |
| Cash paid for income taxes, net (includes transferable tax credit sale proceeds of $71, $0 and $0, respectively) | 192 | 73 | 157 |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 374 | 313 | 269 |

See Notes to Consolidated Financial Statements

DUKE ENERGY PROGRESS, LLC

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Member's Equity |
|---|---|
| **Balance at December 31, 2021** | $ 9,551 |
| Net income | 1,008 |
| Distributions to parent | (250) |
| **Balance at December 31, 2022** | $10,309 |
| Net income | 998 |
| Distributions to parent | (500) |
| **Balance at December 31, 2023** | $10,807 |
| Net income | 1,164 |
| **Balance at December 31, 2024** | **$11,971** |

See Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors
of Duke Energy Florida, LLC

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Duke Energy Florida, LLC and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1 and 4 to the financial statements.***

*Critical Audit Matter Description*

The Company is subject to rate regulation by the Florida Public Service Commission (the "Commission"), which has jurisdiction with respect to the electric rates of the Company. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates. As discussed in Note 4, regulatory proceedings in recent years have focused on the recoverability of storm and fuel costs. As a result, assessing the potential outcomes of future regulatory orders in Florida requires management judgment.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commission to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commission, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commission and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commission's treatment of similar costs under similar circumstances. We evaluated the external information and compared it to management's recorded balances for completeness.

PART II

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the Commission, that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

    ◦ We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

    ◦ We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

    ◦ We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

    ◦ We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

- We obtained an analysis from management regarding the estimated storm costs that they determined were probable of recovery, but not yet addressed in a regulatory order. This analysis also included letters from the internal legal counsel asserting that the recovery of these costs is probable.

- We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

- We performed substantive analytical procedures on the recoverability of deferred fuel costs and test of details procedures on the recoverability of deferred storm costs.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 2001.

DUKE ENERGY FLORIDA, LLC

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2024 | 2023 | 2022 |
| **Operating Revenues** | **$6,595** | $7,036 | $6,353 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **2,346** | 2,823 | 2,586 |
| Operation, maintenance and other | **1,055** | 1,239 | 967 |
| Depreciation and amortization | **1,057** | 885 | 955 |
| Property and other taxes | **440** | 480 | 421 |
| Impairment of assets and other charges | **—** | (1) | 4 |
| Total operating expenses | **4,898** | 5,426 | 4,933 |
| **Gains on Sales of Other Assets and Other, net** | **3** | 2 | 2 |
| **Operating Income** | **1,700** | 1,612 | 1,422 |
| **Other Income and Expenses, net** | **86** | 78 | 74 |
| **Interest Expense** | **457** | 413 | 362 |
| **Income Before Income Taxes** | **1,329** | 1,277 | 1,134 |
| **Income Tax Expense** | **268** | 261 | 225 |
| **Net Income** | **$1,061** | $1,016 | $ 909 |
| **Other Comprehensive Income (Loss), net of tax** | | | |
| Unrealized gains (losses) on available-for-sale securities | **—** | 3 | (5) |
| **Other Comprehensive Income (Loss), net of tax** | **—** | 3 | (5) |
| **Comprehensive Income** | **$1,061** | $1,019 | $ 904 |

See Notes to Consolidated Financial Statements

DUKE ENERGY FLORIDA, LLC
## CONSOLIDATED BALANCE SHEETS

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 33 | $ 24 |
| Receivables (net of allowance for doubtful accounts of $29 at 2024 and $11 at 2023) | 544 | 83 |
| Receivables of VIEs (net of allowance for doubtful accounts of $0 at 2024 and $20 at 2023) | — | 532 |
| Receivables from affiliated companies | 21 | 238 |
| Inventory (includes $494 at 2024 and $462 at 2023 related to VIEs) | 745 | 674 |
| Regulatory assets (includes $61 at 2024 and $59 at 2023 related to VIEs) | 1,022 | 720 |
| Other (includes $35 at 2024 and $37 at 2023 related to VIEs) | 227 | 51 |
| Total current assets | 2,592 | 2,322 |
| **Property, Plant and Equipment** | | |
| Cost | 30,490 | 28,353 |
| Accumulated depreciation and amortization | (7,650) | (7,067) |
| Net property, plant and equipment | 22,840 | 21,286 |
| **Other Noncurrent Assets** | | |
| Regulatory assets (includes $741 at 2024 and $803 at 2023 related to VIEs) | 2,064 | 1,883 |
| Nuclear decommissioning trust funds | 331 | 382 |
| Operating lease right-of-use assets, net | 277 | 299 |
| Other | 465 | 429 |
| Total other noncurrent assets | 3,137 | 2,993 |
| **Total Assets** | $28,569 | $26,601 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable (includes $208 at 2024 and $188 at 2023 related to VIEs) | $ 1,418 | $ 738 |
| Accounts payable to affiliated companies | 67 | 135 |
| Notes payable to affiliated companies | 466 | 152 |
| Taxes accrued | 60 | 185 |
| Interest accrued | 86 | 86 |
| Current maturities of long-term debt (includes $59 at 2024 and $384 at 2023 related to VIEs) | 534 | 589 |
| Asset retirement obligations | 1 | 1 |
| Regulatory liabilities | 174 | 118 |
| Other | 342 | 350 |
| Total current liabilities | 3,148 | 2,354 |
| **Long-Term Debt (includes $773 at 2024 and $831 at 2023 related to VIEs)** | 9,814 | 9,812 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 3,024 | 2,733 |
| Asset retirement obligations | 213 | 274 |
| Regulatory liabilities | 688 | 708 |
| Operating lease liabilities | 225 | 251 |
| Accrued pension and other post-retirement benefit costs | 92 | 98 |
| Investment tax credits | 241 | 242 |
| Other | 143 | 86 |
| Total other noncurrent liabilities | 4,626 | 4,392 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Member's equity | 10,986 | 10,048 |
| Accumulated other comprehensive loss | (5) | (5) |
| Total equity | 10,981 | 10,043 |
| **Total Liabilities and Equity** | $28,569 | $26,601 |

See Notes to Consolidated Financial Statements

DUKE ENERGY FLORIDA, LLC
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 1,061 | $ 1,016 | $ 909 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion | 1,239 | 1,260 | 1,032 |
| Equity component of AFUDC | (13) | (15) | (16) |
| Impairment of assets and other charges | — | (1) | 4 |
| Deferred income taxes | 265 | (89) | 285 |
| Contributions to qualified pension plans | (9) | (9) | (5) |
| Payments for asset retirement obligations | (82) | (80) | (98) |
| (Increase) decrease in | | | |
| Receivables | 37 | 30 | (93) |
| Receivables from affiliated companies | 217 | (236) | 14 |
| Inventory | (58) | (101) | (98) |
| Other current assets | (456) | 496 | (640) |
| Increase (decrease) in | | | |
| Accounts payable | 803 | (241) | 202 |
| Accounts payable to affiliated companies | (68) | (42) | (32) |
| Taxes accrued | (129) | 132 | 2 |
| Other current liabilities | 37 | 3 | 62 |
| Other assets | (312) | 163 | (704) |
| Other liabilities | 38 | 101 | 18 |
| Net cash provided by operating activities | 2,570 | 2,387 | 842 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (2,449) | (2,529) | (2,247) |
| Purchases of debt and equity securities | (223) | (184) | (193) |
| Proceeds from sales and maturities of debt and equity securities | 330 | 261 | 279 |
| Other | (292) | (185) | (108) |
| Net cash used in investing activities | (2,634) | (2,637) | (2,269) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | 279 | 1,564 | 1,298 |
| Payments for the redemption of long-term debt | (395) | (879) | (77) |
| Notes payable to affiliated companies | 314 | (453) | 406 |
| Distributions to parent | (125) | — | (175) |
| Other | (1) | (1) | (1) |
| Net cash provided by financing activities | 72 | 231 | 1,451 |
| Net increase (decrease) in cash, cash equivalents and restricted cash | 8 | (19) | 24 |
| **Cash, cash equivalents and restricted cash at beginning of period** | 67 | 86 | 62 |
| **Cash, cash equivalents and restricted cash at end of period** | $ 75 | $ 67 | $ 86 |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest, net of amount capitalized | $ 442 | $ 394 | $ 339 |
| Cash paid for (received from) income taxes, net (includes transferable tax credit sale proceeds of $47, $28 and $0, respectively) | 270 | 219 | (83) |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 371 | 493 | 394 |

See Notes to Consolidated Financial Statements

DUKE ENERGY FLORIDA, LLC

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Member's Equity | Accumulated Other Comprehensive Income (Loss) — Net Unrealized Gains (Losses) on Available-for-Sale Securities | Total Equity |
|---|---|---|---|
| **Balance at December 31, 2021** | $ 8,298 | $ (3) | $ 8,295 |
| Net income | 909 | — | 909 |
| Other comprehensive loss | — | (5) | (5) |
| Distributions to parent | (175) | — | (175) |
| Other | (1) | — | (1) |
| **Balance at December 31, 2022** | $ 9,031 | $ (8) | $ 9,023 |
| Net income | 1,016 | — | 1,016 |
| Other comprehensive income | — | 3 | 3 |
| Other | 1 | — | 1 |
| **Balance at December 31, 2023** | $10,048 | $ (5) | $10,043 |
| Net income | **1,061** | — | **1,061** |
| Distributions to parent | **(125)** | — | **(125)** |
| Other | **2** | — | **2** |
| **Balance at December 31, 2024** | **$10,986** | **$ (5)** | **$10,981** |

See Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of
Duke Energy Ohio, Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Duke Energy Ohio, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1 and 4 to the financial statements.*

*Critical Audit Matter Description*

The Company is subject to rate regulation by the Public Utilities Commission of Ohio and by the Kentucky Public Service Commission (collectively the "Commissions"), which have jurisdiction with respect to the electric and gas rates of the Company. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commissions to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. We evaluated the external information and compared it to management's recorded balances for completeness.

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the Commissions that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

  ○ We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

- We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

- We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

- We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

- We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

*/s/ Deloitte & Touche LLP*

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 2002.

DUKE ENERGY OHIO, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **Operating Revenues** | | | |
| Regulated electric | $1,905 | $1,868 | $1,798 |
| Regulated natural gas | 640 | 639 | 716 |
| Total operating revenues | 2,545 | 2,507 | 2,514 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | 538 | 608 | 657 |
| Cost of natural gas | 142 | 163 | 261 |
| Operation, maintenance and other | 485 | 478 | 523 |
| Depreciation and amortization | 403 | 367 | 324 |
| Property and other taxes | 400 | 364 | 369 |
| Impairment of assets and other charges | — | 3 | (10) |
| Total operating expenses | 1,968 | 1,983 | 2,124 |
| **Gains on Sales of Other Assets and Other, net** | 1 | 1 | 1 |
| **Operating Income** | 578 | 525 | 391 |
| **Other Income and Expenses, net** | 19 | 41 | 19 |
| **Interest Expense** | 192 | 169 | 129 |
| **Income Before Income Taxes** | 405 | 397 | 281 |
| **Income Tax Expense (Benefit)** | 64 | 63 | (21) |
| **Net Income and Comprehensive Income** | $ 341 | $ 334 | $ 302 |

See Notes to Consolidated Financial Statements

DUKE ENERGY OHIO, INC.

## CONSOLIDATED BALANCE SHEETS

|  | December 31, | |
|---|---|---|
| (in millions) | 2024 | 2023 |
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 24 | $ 24 |
| Receivables (net of allowance for doubtful accounts of $43 at 2024 and $9 at 2023) | 447 | 112 |
| Receivables from affiliated companies | 11 | 239 |
| Notes receivable from affiliated companies | 28 | — |
| Inventory | 183 | 179 |
| Regulatory assets | 88 | 73 |
| Other | 30 | 134 |
| Total current assets | 811 | 761 |
| **Property, Plant and Equipment** | | |
| Cost | 13,918 | 13,210 |
| Accumulated depreciation and amortization | (3,674) | (3,451) |
| Net property, plant and equipment | 10,244 | 9,759 |
| **Other Noncurrent Assets** | | |
| Goodwill | 920 | 920 |
| Regulatory assets | 705 | 676 |
| Operating lease right-of-use assets, net | 6 | 16 |
| Other | 82 | 84 |
| Total other noncurrent assets | 1,713 | 1,696 |
| **Total Assets** | $12,768 | $12,216 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 313 | $ 338 |
| Accounts payable to affiliated companies | 52 | 71 |
| Notes payable to affiliated companies | 162 | 613 |
| Taxes accrued | 363 | 316 |
| Interest accrued | 49 | 35 |
| Current maturities of long-term debt | 245 | — |
| Asset retirement obligations | 8 | 6 |
| Regulatory liabilities | 34 | 56 |
| Other | 67 | 65 |
| Total current liabilities | 1,293 | 1,500 |
| **Long-Term Debt** | 3,895 | 3,493 |
| **Long-Term Debt Payable to Affiliated Companies** | 25 | 25 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 1,314 | 1,272 |
| Asset retirement obligations | 131 | 130 |
| Regulatory liabilities | 465 | 497 |
| Operating lease liabilities | 6 | 16 |
| Accrued pension and other post-retirement benefit costs | 89 | 97 |
| Other | 91 | 86 |
| Total other noncurrent liabilities | 2,096 | 2,098 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Common stock, $8.50 par value, 120 million shares authorized; 90 million shares outstanding at 2024 and 2023 | 762 | 762 |
| Additional paid-in capital | 3,118 | 3,100 |
| Retained earnings | 1,579 | 1,238 |
| Total equity | 5,459 | 5,100 |
| **Total Liabilities and Equity** | $12,768 | $12,216 |

See Notes to Consolidated Financial Statements

DUKE ENERGY OHIO, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2024 | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 341 | $ 334 | $ 302 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion | 408 | 371 | 328 |
| Equity component of AFUDC | (7) | (9) | (7) |
| Impairment of assets and other charges | — | 3 | (10) |
| Deferred income taxes | 8 | 113 | (22) |
| Contributions to qualified pension plans | (5) | (5) | (3) |
| Payments for asset retirement obligations | (6) | (13) | (12) |
| Provision for rate refunds | — | — | 5 |
| (Increase) decrease in | | | |
| Receivables | 2 | (38) | 23 |
| Receivables from affiliated companies | 57 | (40) | (5) |
| Inventory | (4) | (35) | (28) |
| Other current assets | 78 | (23) | (55) |
| Increase (decrease) in | | | |
| Accounts payable | (10) | (34) | 44 |
| Accounts payable to affiliated companies | (19) | (1) | 8 |
| Taxes accrued | 47 | (1) | 42 |
| Other current liabilities | (5) | (54) | (63) |
| Other assets | 45 | (24) | (29) |
| Other liabilities | (25) | (38) | 64 |
| Net cash provided by operating activities | 905 | 506 | 582 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (815) | (939) | (850) |
| Net proceeds from the sales of other assets | — | 75 | — |
| Notes receivable from affiliated companies | (194) | 48 | (105) |
| Other | (88) | (67) | (67) |
| Net cash used in investing activities | (1,097) | (883) | (1,022) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | 644 | 774 | 50 |
| Payments for the redemption of long-term debt | — | (500) | — |
| Notes payable to affiliated companies | (451) | 116 | 395 |
| Other | (1) | (5) | (2) |
| Net cash provided by financing activities | 192 | 385 | 443 |
| Net increase in cash and cash equivalents | — | 8 | 3 |
| **Cash and cash equivalents at beginning of period** | 24 | 16 | 13 |
| **Cash and cash equivalents at end of period** | $ 24 | $ 24 | $ 16 |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest, net of amount capitalized | $ 175 | $ 158 | $ 126 |
| Cash (received from) paid for income taxes | (79) | 58 | (35) |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 99 | 115 | 123 |

See Notes to Consolidated Financial Statements

DUKE ENERGY OHIO, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Equity |
|---|---|---|---|---|
| **Balance at December 31, 2021** | $762 | $3,100 | $ 602 | $4,464 |
| Net income | — | — | 302 | 302 |
| **Balance at December 31, 2022** | $762 | $3,100 | $ 904 | $4,766 |
| Net income | — | — | 334 | 334 |
| **Balance at December 31, 2023** | $762 | $3,100 | $1,238 | $5,100 |
| Net income | — | — | **341** | **341** |
| Other | — | **18** | — | **18** |
| **Balance at December 31, 2024** | **$762** | **$3,118** | **$1,579** | **$5,459** |

See Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of
Duke Energy Indiana, LLC

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Duke Energy Indiana, LLC and subsidiary (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1, 4, and 10 to the financial statements.*

*Critical Audit Matter Description*

The Company is subject to rate regulation by the Indiana Utility Regulatory Commission (the "Commission"), which has jurisdiction with respect to the electric rates of the Company. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates. As discussed in Note 4, regulatory proceedings in recent years in Indiana have focused on asset retirement obligations specific to coal ash. As a result, assessing the potential outcomes of future regulatory orders requires management judgment.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commission to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commission, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commission and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commission's treatment of similar costs under similar circumstances. We evaluated the external information and compared it to management's recorded balances for completeness.

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the Commission, that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

  ○ We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

- We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

- We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

- We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

- We performed audit procedures to assess the ongoing regulatory recoverability of asset retirement obligations specific to coal ash.

- We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

**Asset Retirement Obligations – Coal Ash – Refer to Notes 4 and 10 to the financial statements.**

*Critical Audit Matter Description*

The Company records asset retirement obligations associated with coal ash remediation at operating and retired coal burning generation facilities. These legal obligations are the result of state and federal regulations across the Company's jurisdictions. On a quarterly basis, management performs an assessment for any indicators that would suggest a change in its coal ash asset retirement obligations may be necessary. Judgment is required to calculate coal ash remediation obligations, which are determined through site-specific assumptions, as well as assumptions used in determining the present value of the obligation.

We identified the revisions in coal ash remediation estimate cash flows associated with coal ash retirement obligations, resulting from the 2024 Coal Combustion Residuals ("CCR") Rule, as a critical audit matter because of the significant estimates and assumptions made by management in determining the recorded asset retirement obligation. This required a high degree of auditor judgment, and for certain assumptions, the need to involve internal specialists when performing audit procedures related to the revisions in estimates of cash flows associated with coal ash asset retirement obligations.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the revisions in coal ash remediation estimate cash flows associated with coal ash asset retirement obligations included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of coal ash asset retirement obligations, including those over management's assessment of triggering events, management's review of asset retirement obligation remeasurements, and the evaluation of significant assumptions used in determining the present value of the obligation.

- We tested the mathematical accuracy of management's coal ash asset retirement obligation cash flow calculations.

- With the assistance of professionals within our firm with the appropriate expertise, we assessed the reasonableness of:

  - Management's interpretation of the applicability of the 2024 CCR rule,

  - The significant site-specific assumptions, and

  - The significant assumptions used in determining the present value of the obligation.

- We evaluated the Company's disclosures related to the coal ash asset retirement obligation.

- We obtained representation from management asserting that the asset retirement obligations recorded in the financial statements represent management's best estimate of the obligation as required under ASC 410, Asset Retirement and Environmental Obligations, and based upon the requirements of the applicable laws and regulations.

*/s/ Deloitte & Touche LLP*

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 2002.

DUKE ENERGY INDIANA, LLC

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2024 | 2023 | 2022 |
| **Operating Revenues** | **$3,040** | $3,399 | $3,922 |
| **Operating Expenses** | | | |
| Fuel used in electric generation and purchased power | **964** | 1,217 | 1,819 |
| Operation, maintenance and other | **671** | 713 | 729 |
| Depreciation and amortization | **676** | 666 | 645 |
| Property and other taxes | **50** | 59 | 75 |
| Impairment of assets and other charges | **—** | — | 388 |
| Total operating expenses | **2,361** | 2,655 | 3,656 |
| **Operating Income** | **679** | 744 | 266 |
| **Other Income and Expenses, net** | **62** | 76 | 36 |
| **Interest Expense** | **229** | 213 | 189 |
| **Income Before Income Taxes** | **512** | 607 | 113 |
| **Income Tax Expense (Benefit)** | **71** | 110 | (24) |
| **Net Income** | **$ 441** | $ 497 | $ 137 |
| **Other Comprehensive Loss, net of tax** | | | |
| Pension and OPEB adjustments | **$ (1)** | $ — | $ — |
| **Comprehensive Income** | **$ 440** | $ 497 | $ 137 |

See Notes to Consolidated Financial Statements

DUKE ENERGY INDIANA, LLC
# CONSOLIDATED BALANCE SHEETS

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 13 | $ 8 |
| Receivables (net of allowance for doubtful accounts of $15 at 2024 and $5 at 2023) | 423 | 156 |
| Receivables from affiliated companies | 1 | 197 |
| Inventory | 586 | 582 |
| Regulatory assets | 113 | 102 |
| Other | 69 | 98 |
| Total current assets | 1,205 | 1,143 |
| **Property, Plant and Equipment** | | |
| Cost | 19,970 | 18,900 |
| Accumulated depreciation and amortization | (6,848) | (6,501) |
| Net property, plant and equipment | 13,122 | 12,399 |
| **Other Noncurrent Assets** | | |
| Regulatory assets | 1,040 | 894 |
| Operating lease right-of-use assets, net | 37 | 50 |
| Other | 323 | 325 |
| Total other noncurrent assets | 1,400 | 1,269 |
| **Total Assets** | $15,727 | $14,811 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 257 | $ 300 |
| Accounts payable to affiliated companies | 57 | 176 |
| Notes payable to affiliated companies | 10 | 256 |
| Taxes accrued | 168 | 66 |
| Interest accrued | 59 | 54 |
| Current maturities of long-term debt | 4 | 4 |
| Asset retirement obligations | 164 | 120 |
| Regulatory liabilities | 183 | 209 |
| Other | 183 | 184 |
| Total current liabilities | 1,085 | 1,369 |
| **Long-Term Debt** | 4,644 | 4,348 |
| **Long-Term Debt Payable to Affiliated Companies** | 150 | 150 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 1,494 | 1,436 |
| Asset retirement obligations | 1,104 | 689 |
| Regulatory liabilities | 1,404 | 1,459 |
| Operating lease liabilities | 33 | 46 |
| Accrued pension and other post-retirement benefit costs | 82 | 115 |
| Investment tax credits | 186 | 186 |
| Other | 19 | — |
| Total other noncurrent liabilities | 4,322 | 3,931 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Member's equity | 5,526 | 5,012 |
| Accumulated other comprehensive income | — | 1 |
| Total equity | 5,526 | 5,013 |
| **Total Liabilities and Equity** | $15,727 | $14,811 |

See Notes to Consolidated Financial Statements

DUKE ENERGY INDIANA, LLC
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 441 | $ 497 | $ 137 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation, amortization and accretion | 679 | 669 | 648 |
| Equity component of AFUDC | (19) | (10) | (13) |
| Impairment of assets and other charges | — | — | 388 |
| Deferred income taxes | (11) | 91 | (64) |
| Contributions to qualified pension plans | (8) | (8) | (5) |
| Payments for asset retirement obligations | (80) | (81) | (82) |
| Provision for rate refunds | (18) | — | — |
| (Increase) decrease in | | | |
| Receivables | 27 | (40) | (3) |
| Receivables from affiliated companies | 5 | (8) | 20 |
| Inventory | (4) | (93) | (70) |
| Other current assets | 70 | 138 | (3) |
| Increase (decrease) in | | | |
| Accounts payable | (44) | (83) | 105 |
| Accounts payable to affiliated companies | (78) | 42 | (3) |
| Taxes accrued | 102 | (26) | 34 |
| Other current liabilities | (31) | 128 | 9 |
| Other assets | (33) | (69) | (10) |
| Other liabilities | 25 | 7 | 13 |
| Net cash provided by operating activities | 1,023 | 1,154 | 1,101 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (935) | (961) | (877) |
| Purchases of debt and equity securities | (133) | (68) | (61) |
| Proceeds from sales and maturities of debt and equity securities | 132 | 55 | 48 |
| Notes receivable from affiliated companies | (117) | 109 | (86) |
| Other | (46) | (66) | (55) |
| Net cash used in investing activities | (1,099) | (931) | (1,031) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | 298 | 495 | 67 |
| Payments for the redemption of long-term debt | (4) | (303) | (84) |
| Notes payable to affiliated companies | (246) | (178) | 435 |
| Capital contribution from parent | 235 | — | — |
| Distributions to parent | (201) | (259) | (462) |
| Other | (1) | (1) | (1) |
| Net cash provided by (used in) financing activities | 81 | (246) | (45) |
| Net increase (decrease) in cash and cash equivalents | 5 | (23) | 25 |
| **Cash and cash equivalents at beginning of period** | 8 | 31 | 6 |
| **Cash and cash equivalents at end of period** | $ 13 | $ 8 | $ 31 |
| **Supplemental Disclosures:** | | | |
| Cash paid for interest, net of amount capitalized | $ 219 | $ 202 | $ 186 |
| Cash (received from) paid for income taxes | (80) | 90 | 35 |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 115 | 114 | 122 |

See Notes to Consolidated Financial Statements

DUKE ENERGY INDIANA, LLC

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Member's Equity | Accumulated Other Comprehensive Income Pension and OPEB Adjustments | Total Equity |
|---|---|---|---|
| **Balance at December 31, 2021** | $5,015 | $— | $5,015 |
| Net income | 137 | — | 137 |
| Distributions to parent | (450) | — | (450) |
| Other | — | 1 | 1 |
| **Balance at December 31, 2022** | $4,702 | $ 1 | $4,703 |
| Net income | 497 | — | 497 |
| Distributions to parent | (187) | — | (187) |
| **Balance at December 31, 2023** | $5,012 | $ 1 | $5,013 |
| Net income | **441** | **—** | **441** |
| Contributions from parent | **235** | **—** | **235** |
| Distributions to parent | **(160)** | **—** | **(160)** |
| Other | **(2)** | **(1)** | **(3)** |
| **Balance at December 31, 2024** | **$5,526** | **$—** | **$5,526** |

See Notes to Consolidated Financial Statements

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of
Piedmont Natural Gas Company, Inc.

## Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Piedmont Natural Gas Company, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

## Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

***Regulatory Matters – Impact of Rate Regulation on the Financial Statements – Refer to Notes 1 and 4 to the financial statements.***

*Critical Audit Matter Description*

The Company is subject to rate regulation by the North Carolina Utilities Commission, the Public Service Commission of South Carolina, and the Tennessee Public Utility Commission (collectively the "Commissions"), which have jurisdiction with respect to the gas rates of the Company. Management has determined it meets the criteria for the application of regulated operations accounting in preparing its financial statements under accounting principles generally accepted in the United States of America. Judgment can be required to determine if otherwise recognizable incurred costs qualify to be presented as a regulatory asset and deferred because such costs are probable of future recovery in customer rates.

We identified the impact of rate regulation related to regulatory assets as a critical audit matter due to the judgments made by management, including assumptions regarding the outcome of future decisions by the Commissions to support its assertions on the likelihood of future recovery for deferred costs. Given that management's accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments required specialized knowledge of accounting for rate regulation and the ratemaking process due to its inherent complexities as it relates to regulatory assets.

*How the Critical Audit Matter Was Addressed in the Audit*

Our audit procedures related to the recovery of regulatory assets included the following, among others:

- We tested the effectiveness of management's controls over the evaluation of the likelihood of the recovery in future rates and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates.

- We evaluated the Company's disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments.

- We read relevant regulatory orders issued by the Commissions and other publicly available information to assess the likelihood of recovery in future rates based on precedents of the Commissions' treatment of similar costs under similar circumstances. We evaluated the external information and compared it to management's recorded balances for completeness.

- For regulatory matters in process, we inspected the Company's and intervenors' filings with the commissions, that may impact the Company's future rates, for any evidence that might contradict management's assertions.

- We evaluated the reasonableness of management's judgments regarding the recoverability of regulatory asset balances by performing the following to inform our understanding of the composition of the balances:

  ○ We inquired of management regarding changes in the regulatory environment (i.e., recently approved orders) and regulatory asset balances during the year.

- ○ We evaluated the reasonableness of such changes based on our knowledge of commission-approved amortization, expected incurred costs, and recently approved regulatory orders, as applicable.

- ○ We utilized trend analyses to evaluate the historical consistency of regulatory asset balances.

- ○ We compared the recorded regulatory asset balances to an independently developed expectation of the corresponding balance.

- • We obtained representation from management asserting that regulatory assets recorded in the financial statements are probable of recovery.

*/s/ Deloitte & Touche LLP*

Charlotte, North Carolina
February 27, 2025
We have served as the Company's auditor since 1951.

PIEDMONT NATURAL GAS COMPANY, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | **2023** | **2022** |
| **Operating Revenues** | | | |
| Regulated natural gas | **$1,702** | $1,603 | $2,100 |
| Nonregulated natural gas and other | **27** | 25 | 24 |
| Total operating revenues | **1,729** | 1,628 | 2,124 |
| **Operating Expenses** | | | |
| Cost of natural gas | **423** | 430 | 1,015 |
| Operation, maintenance and other | **359** | 344 | 368 |
| Depreciation and amortization | **261** | 237 | 222 |
| Property and other taxes | **55** | 59 | 57 |
| Impairment of assets and other charges | **—** | (4) | 18 |
| Total operating expenses | **1,098** | 1,066 | 1,680 |
| **Gains on Sales of Other Assets and Other, net** | **—** | — | 4 |
| **Operating Income** | **631** | 562 | 448 |
| **Other Income and Expenses** | | | |
| Equity in earnings of unconsolidated affiliates | **8** | 9 | 8 |
| Other income and expenses, net | **54** | 57 | 46 |
| Total other income and expenses | **62** | 66 | 54 |
| **Interest Expense** | **185** | 165 | 140 |
| **Income Before Income Taxes** | **508** | 463 | 362 |
| **Income Tax Expense** | **95** | 84 | 39 |
| **Net Income and Comprehensive Income** | **$ 413** | $ 379 | $ 323 |

See Notes to Consolidated Financial Statements

PIEDMONT NATURAL GAS COMPANY, INC.

## CONSOLIDATED BALANCE SHEETS

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | $ 2 | $ — |
| Receivables (net of allowance for doubtful accounts of $10 at 2024 and $11 at 2023) | 368 | 311 |
| Receivables from affiliated companies | 16 | 10 |
| Inventory | 78 | 112 |
| Regulatory assets | 158 | 161 |
| Other | 11 | 7 |
| Total current assets | 633 | 601 |
| **Property, Plant and Equipment** | | |
| Cost | 12,780 | 11,908 |
| Accumulated depreciation and amortization | (2,432) | (2,259) |
| Net property, plant and equipment | 10,348 | 9,649 |
| **Other Noncurrent Assets** | | |
| Goodwill | 49 | 49 |
| Regulatory assets | 421 | 410 |
| Operating lease right-of-use assets, net | 4 | 4 |
| Investments in unconsolidated affiliates | 76 | 78 |
| Other | 268 | 276 |
| Total other noncurrent assets | 818 | 817 |
| **Total Assets** | $11,799 | $11,067 |
| **LIABILITIES AND EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | $ 237 | $ 315 |
| Accounts payable to affiliated companies | 26 | 54 |
| Notes payable to affiliated companies | 739 | 538 |
| Taxes accrued | 84 | 89 |
| Interest accrued | 45 | 39 |
| Current maturities of long-term debt | 205 | 40 |
| Regulatory liabilities | 68 | 98 |
| Other | 76 | 77 |
| Total current liabilities | 1,480 | 1,250 |
| **Long-Term Debt** | 3,798 | 3,628 |
| **Other Noncurrent Liabilities** | | |
| Deferred income taxes | 1,018 | 933 |
| Asset retirement obligations | 29 | 26 |
| Regulatory liabilities | 956 | 988 |
| Operating lease liabilities | 7 | 10 |
| Accrued pension and other post-retirement benefit costs | 7 | 8 |
| Other | 150 | 172 |
| Total other noncurrent liabilities | 2,167 | 2,137 |
| **Commitments and Contingencies** | | |
| **Equity** | | |
| Common stock, no par value: 100 shares authorized and outstanding at 2024 and 2023 | 1,635 | 1,635 |
| Retained earnings | 2,718 | 2,416 |
| Total Piedmont Natural Gas Company, Inc. stockholder's equity | 4,353 | 4,051 |
| Noncontrolling interests | 1 | 1 |
| Total equity | 4,354 | 4,052 |
| **Total Liabilities and Equity** | $11,799 | $11,067 |

See Notes to Consolidated Financial Statements

PIEDMONT NATURAL GAS COMPANY, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| (in millions) | 2024 | 2023 | 2022 |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Net income | $ 413 | $ 379 | $ 323 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 264 | 239 | 225 |
| Equity component of AFUDC | (21) | (21) | (11) |
| Impairment of assets and other charges | — | (4) | 18 |
| Deferred income taxes | 60 | 38 | 5 |
| Equity in earnings of unconsolidated affiliates | (8) | (9) | (8) |
| Contributions to qualified pension plans | (3) | (3) | (2) |
| Provision for rate refunds | — | — | (3) |
| (Increase) decrease in | | | |
| Receivables | (61) | 127 | (111) |
| Receivables from affiliated companies | (6) | 1 | — |
| Inventory | 34 | 58 | (63) |
| Other current assets | (9) | (46) | 32 |
| Increase (decrease) in | | | |
| Accounts payable | 40 | (45) | 40 |
| Accounts payable to affiliated companies | (28) | 3 | 11 |
| Taxes accrued | (5) | 15 | 11 |
| Other current liabilities | (13) | 27 | 36 |
| Other assets | (16) | (7) | 5 |
| Other liabilities | 17 | 10 | (1) |
| Net cash provided by operating activities | 658 | 762 | 507 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Capital expenditures | (1,025) | (1,036) | (862) |
| Contributions to equity method investments | — | — | (8) |
| Other | (54) | (54) | (26) |
| Net cash used in investing activities | (1,079) | (1,090) | (896) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from the issuance of long-term debt | 373 | 348 | 394 |
| Payments for the redemption of long-term debt | (40) | (45) | — |
| Notes payable to affiliated companies | 200 | 25 | (4) |
| Dividends to parent | (110) | — | — |
| Other | — | — | (1) |
| Net cash provided by financing activities | 423 | 328 | 389 |
| Net increase in cash and cash equivalents | 2 | — | — |
| **Cash and cash equivalents at beginning of period** | — | — | — |
| **Cash and cash equivalents at end of period** | $ 2 | $ — | $ — |
| Supplemental Disclosures: | | | |
| Cash paid for interest, net of amount capitalized | $ 176 | $ 162 | $ 135 |
| Cash paid for income taxes | 48 | 28 | 23 |
| Significant non-cash transactions: | | | |
| Accrued capital expenditures | 105 | 223 | 207 |

See Notes to Consolidated Financial Statements

PIEDMONT NATURAL GAS COMPANY, INC.

## CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (in millions) | Common Stock | Retained Earnings | Total Piedmont Natural Gas Company, Inc. Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|
| **Balance at December 31, 2021** | $1,635 | $1,714 | $3,349 | $ — | $3,349 |
| Net income | — | 323 | 323 | — | 323 |
| Other | — | — | — | 1 | 1 |
| **Balance at December 31, 2022** | $1,635 | $2,037 | $3,672 | $ 1 | $3,673 |
| Net income | — | 379 | 379 | — | 379 |
| **Balance at December 31, 2023** | $1,635 | $2,416 | $4,051 | $ 1 | $4,052 |
| Net income | — | 413 | 413 | — | 413 |
| Dividends to parent | — | (110) | (110) | — | (110) |
| Other | — | (1) | (1) | — | (1) |
| **Balance at December 31, 2024** | $1,635 | $2,718 | $4,353 | $ 1 | $4,354 |

See Notes to Consolidated Financial Statements

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023, 2022 and 2021

**Index to Combined Notes To Consolidated Financial Statements**

The notes to the consolidated financial statements are a combined presentation. The following table indicates the registrants to which the notes apply.

| | Applicable Notes | | | | | | | | | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Registrant** | **1** | **2** | **3** | **4** | **5** | **6** | **7** | **8** | **9** | **10** | **11** | **12** | **13** | **14** | **15** | **16** | **17** | **18** | **19** | **20** | **21** | **22** | **23** | **24** | **25** |
| Duke Energy | • | • | • | • | • | • | • | • | • | • | • | • | • | | • | • | • | • | • | • | • | • | • | • | • |
| Duke Energy Carolinas | • | | • | • | • | • | • | | • | • | • | • | | • | • | • | • | • | • | | • | • | • | • | • |
| Progress Energy | • | | • | • | • | • | • | | | • | • | • | | • | • | • | • | • | • | | • | • | • | • | • |
| Duke Energy Progress | • | | • | • | • | • | • | | | • | • | • | | • | • | • | • | • | • | | • | • | • | • | • |
| Duke Energy Florida | • | | • | • | • | • | • | | | • | • | • | | • | • | • | • | • | • | | • | • | • | • | • |
| Duke Energy Ohio | • | | • | • | • | • | • | | | • | • | • | | • | • | | • | • | • | | • | • | • | • | • |
| Duke Energy Indiana | • | • | • | • | • | • | • | | • | • | • | • | | • | • | • | • | • | • | | • | • | • | • | • |
| Piedmont | • | | • | • | • | • | • | | | • | • | • | • | • | • | | • | | • | | • | • | • | • | • |

Tables within the notes may not sum across due to (i) Progress Energy's consolidation of Duke Energy Progress, Duke Energy Florida and other subsidiaries that are not registrants and (ii) subsidiaries that are not registrants but included in the consolidated Duke Energy balances.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### NATURE OF OPERATIONS AND BASIS OF CONSOLIDATION

Duke Energy is an energy company headquartered in Charlotte, North Carolina, subject to regulation by the FERC and other regulatory agencies listed below. Duke Energy operates in the U.S. primarily through its direct and indirect subsidiaries. Certain Duke Energy subsidiaries are also subsidiary registrants, including Duke Energy Carolinas; Progress Energy; Duke Energy Progress; Duke Energy Florida; Duke Energy Ohio; Duke Energy Indiana and Piedmont. When discussing Duke Energy's consolidated financial information, it necessarily includes the results of its separate Subsidiary Registrants, which along with Duke Energy, are collectively referred to as the Duke Energy Registrants.

The information in these combined notes relates to each of the Duke Energy Registrants as noted in the Index to Combined Notes to Consolidated Financial Statements. However, none of the Subsidiary Registrants make any representation as to information related solely to Duke Energy or the Subsidiary Registrants of Duke Energy other than itself.

These Consolidated Financial Statements include, after eliminating intercompany transactions and balances, the accounts of the Duke Energy Registrants and subsidiaries or VIEs where the respective Duke Energy Registrants have control. See Note 18 for additional information on VIEs. These Consolidated Financial Statements also reflect the Duke Energy Registrants' proportionate share of certain jointly owned generation and transmission facilities. See Note 9 for additional information on joint ownership. Substantially all of the Subsidiary Registrants' operations qualify for regulatory accounting.

Duke Energy Carolinas is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. Duke Energy Carolinas is subject to the regulatory provisions of the NCUC, PSCSC, NRC and FERC.

Progress Energy is a public utility holding company, which conducts operations through its wholly owned subsidiaries, Duke Energy Progress and Duke Energy Florida. Progress Energy is subject to regulation by FERC and other regulatory agencies listed below.

Duke Energy Progress is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North Carolina and South Carolina. Duke Energy Progress is subject to the regulatory provisions of the NCUC, PSCSC, NRC and FERC.

Duke Energy Florida is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of Florida. Duke Energy Florida is subject to the regulatory provisions of the FPSC, NRC and FERC.

Duke Energy Ohio is a regulated public utility primarily engaged in the transmission and distribution of electricity in portions of Ohio and Kentucky, the generation and sale of electricity in portions of Kentucky and the transportation and sale of natural gas in portions of Ohio and Kentucky. Duke Energy Ohio conducts competitive auctions for retail electricity supply in Ohio whereby the energy price is recovered from retail customers and recorded in Operating Revenues on the Consolidated Statements of Operations and Comprehensive Income. Operations in Kentucky are conducted through its wholly owned subsidiary, Duke Energy Kentucky. References herein to Duke Energy Ohio collectively include Duke Energy Ohio and its subsidiaries, unless otherwise noted. Duke Energy Ohio is subject to the regulatory provisions of the PUCO, KPSC and FERC.

Duke Energy Indiana is a regulated public utility primarily engaged in the generation, transmission, distribution and sale of electricity in portions of Indiana. Duke Energy Indiana is subject to the regulatory provisions of the IURC and FERC.

Piedmont is a regulated public utility primarily engaged in the distribution of natural gas in portions of North Carolina, South Carolina and Tennessee. Piedmont is subject to the regulatory provisions of the NCUC, PSCSC, TPUC and FERC.

Certain prior year amounts have been reclassified to conform to the current year presentation.

**Other Current Assets and Liabilities**

The following table provides a description of amounts included in Other within Current Assets or Current Liabilities that exceed 5% of total Current Assets or Current Liabilities on the Duke Energy Registrants' Consolidated Balance Sheets at either December 31, 2024, or 2023.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| (in millions) | Location | December 31, 2024 | December 31, 2023 |
|---|---|---|---|
| **Duke Energy Carolinas** | | | |
| Accrued compensation | Current Liabilities | **$234** | $224 |
| **Duke Energy Florida** | | | |
| Tax receivables | Current Assets | **$166** | $ 12 |
| Customer deposits/Collateral liabilities | Current Liabilities | **$164** | $168 |
| **Duke Energy Ohio** | | | |
| Tax receivables | Current Assets | **$ 4** | 95 |
| **Duke Energy Indiana** | | | |
| Customer advances | Current Liabilities | **$100** | $ 87 |

### Discontinued Operations

Duke Energy has elected to present cash flows of discontinued operations combined with cash flows of continuing operations. Unless otherwise noted, the notes to these consolidated financial statements exclude amounts related to discontinued operations for all periods presented. For the years ended December 31, 2024, 2023 and 2022, the Income (Loss) From Discontinued Operations, net of tax on Duke Energy's Consolidated Statements of Operations includes amounts related to NCI. A portion of NCI on Duke Energy's Consolidated Balance Sheets relates to discontinued operations for the periods presented. See Note 2 for discussion of discontinued operations related to the Commercial Renewables Disposal Groups.

### SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

In preparing financial statements that conform to GAAP, the Duke Energy Registrants must make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported amounts of revenues and expenses and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

### Regulatory Accounting

The majority of the Duke Energy Registrants' operations are subject to price regulation for the sale of electricity and natural gas by state utility commissions or FERC. When prices are set on the basis of specific costs of the regulated operations and an effective franchise is in place such that sufficient natural gas or electric services can be sold to recover those costs, the Duke Energy Registrants apply regulatory accounting. Regulatory accounting changes the timing of the recognition of costs or revenues relative to a

company that does not apply regulatory accounting. As a result, regulatory assets and regulatory liabilities are recognized on the Consolidated Balance Sheets. Regulatory assets and liabilities are amortized consistent with the treatment of the related cost in the ratemaking process. Regulatory assets are reviewed for recoverability each reporting period. If a regulatory asset is no longer deemed probable of recovery, the deferred cost is charged to earnings. See Note 4 for further information.

Regulatory accounting rules also require recognition of a disallowance (also called "impairment") loss if it becomes probable that part of the cost of a plant under construction (or a recently completed plant or an abandoned plant) will be disallowed for ratemaking purposes and a reasonable estimate of the amount of the disallowance can be made. For example, if a cost cap is set for a plant still under construction, the amount of the disallowance is a result of a judgment as to the ultimate cost of the plant. These disallowances can require judgments on allowed future rate recovery.

When it becomes probable that regulated generation, transmission or distribution assets will be abandoned, the cost of the asset is removed from plant in service. The value that may be retained as a regulatory asset on the balance sheet for the abandoned property is dependent upon amounts that may be recovered through regulated rates, including any return. As such, an impairment charge could be partially or fully offset by the establishment of a regulatory asset if rate recovery is probable. The impairment charge for a disallowance of costs for regulated plants under construction, recently completed or abandoned is based on discounted cash flows.

The Duke Energy Registrants utilize cost-tracking mechanisms, commonly referred to as fuel adjustment clauses or PGA clauses. These clauses allow for the recovery of fuel and fuel-related costs, portions of purchased power, natural gas costs and hedging costs through surcharges on customer rates. The difference between the costs incurred and the surcharge revenues is recorded either as an adjustment to Operating Revenues, Operating Expenses – Fuel used in electric generation or Operating Expenses – Cost of natural gas on the Consolidated Statements of Operations, with an off-setting impact on regulatory assets or liabilities.

### Cash, Cash Equivalents and Restricted Cash

All highly liquid investments with maturities of three months or less at the date of acquisition are considered cash equivalents. Duke Energy, Progress Energy and Duke Energy Florida have restricted cash balances related primarily to collateral assets, escrow deposits and VIEs. Duke Energy Carolinas and Duke Energy Progress have restricted cash balances related to VIEs from storm recovery bonds issued. See Note 18 for additional information. Restricted cash amounts are included in Other within Current Assets and Other Noncurrent Assets on the Consolidated Balance Sheets. The following table presents the components of cash, cash equivalents and restricted cash included in the Consolidated Balance Sheets.

**DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.**

### Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | December 31, 2024 | | | | | December 31, 2023 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida |
| **Current Assets** | | | | | | | | | | |
| Cash and cash equivalents | $314 | $ 6 | $ 73 | $24 | $33 | $253 | $ 9 | $ 59 | $18 | $24 |
| Other | 84 | 9 | 76 | 40 | 35 | 76 | 9 | 67 | 31 | 36 |
| **Other Noncurrent Assets** | | | | | | | | | | |
| Other | 20 | 1 | 11 | 5 | 7 | 16 | 1 | 9 | 2 | 7 |
| Total cash, cash equivalents and restricted cash | $418 | $16 | $160 | $69 | $75 | $345 | $19 | $135 | $51 | $67 |

**Inventory**

Inventory related to regulated operations is valued at historical cost. Inventory is charged to expense or capitalized to property, plant and equipment when issued, primarily using the average cost method. Excess or obsolete inventory is written down to the lower of cost or net realizable value. Once inventory has been written down, it creates a new cost basis for the inventory that is not subsequently written up. Provisions for inventory write-offs were not material at December 31, 2024, and 2023, respectively. The components of inventory are presented in the tables below.

| (in millions) | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Materials and supplies | $3,387 | $1,150 | $1,649 | $1,074 | $576 | $149 | $389 | $11 |
| Coal | 801 | 341 | 241 | 164 | 77 | 23 | 196 | — |
| Natural gas, oil and other | 321 | 45 | 196 | 103 | 92 | 11 | 1 | 67 |
| Total inventory | $4,509 | $1,536 | $2,086 | $1,341 | $745 | $183 | $586 | $78 |

| (in millions) | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Materials and supplies | $3,086 | $1,075 | $1,465 | $ 963 | $502 | $139 | $361 | $ 12 |
| Coal | 842 | 364 | 231 | 154 | 77 | 28 | 219 | — |
| Natural gas, oil and other | 364 | 45 | 205 | 110 | 95 | 12 | 2 | 100 |
| Total inventory | $4,292 | $1,484 | $1,901 | $1,227 | $674 | $179 | $582 | $112 |

**Investments in Debt and Equity Securities**

The Duke Energy Registrants classify investments in equity securities as FV-NI and investments in debt securities as AFS. Both categories are recorded at fair value on the Consolidated Balance Sheets. Realized and unrealized gains and losses on securities classified as FV-NI are reported through net income. Unrealized gains and losses for debt securities classified as AFS are included in AOCI until realized, unless it is determined the carrying value of an investment has a credit loss. For certain investments of regulated operations, such as substantially all of the NDTF, realized and unrealized gains and losses (including any credit losses) on debt securities are recorded as a regulatory asset or liability. The credit loss portion of debt securities of nonregulated operations are included in earnings. Investments in debt and equity securities are classified as either current or noncurrent based on management's intent and ability to sell these securities, taking into consideration current market liquidity. See Note 16 for further information.

**Goodwill**

Duke Energy, Progress Energy, Duke Energy Ohio and Piedmont perform annual goodwill impairment tests as of August 31 each year at the reporting unit level, which is determined to be a business segment or one level below. Duke Energy, Progress Energy, Duke Energy Ohio and Piedmont update these tests between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. See Note 12 for further information.

**Intangible Assets**

Intangible assets are included in Other in Other Noncurrent Assets on the Consolidated Balance Sheets. Generally, intangible assets are amortized using an amortization method that reflects the pattern in which the economic benefits of the intangible asset are consumed or on a straight-line basis if that pattern is not readily determinable. Amortization of intangibles is reflected in Depreciation and amortization on the Consolidated Statements of Operations. Intangible assets are subject to impairment testing and if impaired, the carrying value is accordingly reduced.

RECs are used to measure compliance with renewable energy standards and are held primarily for consumption. See Note 12 for further information.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

**Long-Lived Asset Impairments**

The Duke Energy Registrants evaluate long-lived assets that are held and used, excluding goodwill, for impairment when circumstances indicate the carrying value of those assets may not be recoverable. An impairment exists when a long-lived asset's carrying value exceeds the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. The estimated cash flows may be based on alternative expected outcomes that are probability weighted. If the carrying value of the long-lived asset is not recoverable based on these estimated future undiscounted cash flows, the carrying value of the asset is written down to its then current estimated fair value and an impairment charge is recognized.

The Duke Energy Registrants assess fair value of long-lived assets that are held and used using various methods, including recent comparable third-party sales, internally developed discounted cash flow analysis and analysis from outside advisors. Triggering events to reassess cash flows may include, but are not limited to, significant changes in commodity prices, the condition of an asset or management's interest in selling the asset.

**Property, Plant and Equipment**

Property, plant and equipment are stated at the lower of depreciated historical cost net of any disallowances or fair value, if impaired. The Duke Energy Registrants capitalize all construction-related direct labor and material costs, as well as indirect construction costs such as general engineering, taxes and financing costs. See "Allowance for Funds Used During Construction and Interest Capitalized" section below for information on capitalized financing costs. Costs of renewals and betterments that extend the useful life of property, plant and equipment are also capitalized. The cost of repairs, replacements and major maintenance projects, which do not extend the useful life or increase the expected output of the asset, are expensed as incurred. Depreciation is generally computed over the estimated useful life of the asset using the composite straight-line method. Depreciation studies are conducted periodically to update composite rates and are approved by state utility commissions and/or the FERC when required. The composite weighted average depreciation rates, excluding nuclear fuel, are included in the table that follows.

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2024** | 2023 | 2022 |
| Duke Energy | **3.0%** | 2.9% | 3.0% |
| Duke Energy Carolinas | **3.1%** | 2.7% | 2.7% |
| Progress Energy | **3.3%** | 3.3% | 3.2% |
| Duke Energy Progress | **3.2%** | 3.1% | 3.0% |
| Duke Energy Florida | **3.5%** | 3.5% | 3.5% |
| Duke Energy Ohio | **2.9%** | 2.8% | 2.9% |
| Duke Energy Indiana | **3.6%** | 3.6% | 3.6% |
| Piedmont | **2.2%** | 2.1% | 2.1% |

In general, when the Duke Energy Registrants retire regulated property, plant and equipment, the original cost plus the cost of retirement, less salvage value and any depreciation already recognized, is charged to accumulated depreciation. However, when it becomes probable the asset will be retired substantially in advance of its original expected useful life or is abandoned, the cost of the asset and the corresponding accumulated depreciation is recognized as a separate asset. If the asset is still in operation, the net amount is classified as Facilities to be retired, net on the Consolidated Balance Sheets. If the asset is no longer operating, the net amount is classified in Regulatory assets on the Consolidated Balance Sheets if deemed recoverable (see discussion of long-lived asset impairments above). The carrying value of the asset is based on historical cost if the Duke Energy Registrants are allowed to recover the remaining net book value and a return equal to at least the incremental borrowing rate. If not, an impairment is recognized to the extent the net book value of the asset exceeds the present value of future revenues discounted at the incremental borrowing rate.

When the Duke Energy Registrants sell entire regulated operating units, the original cost and accumulated depreciation and amortization balances are removed from Property, Plant and Equipment on the Consolidated Balance Sheets. Any gain or loss is recorded in earnings, unless otherwise required by the applicable regulatory body. See Note 11 for additional information.

**Other Noncurrent Assets**

Duke Energy, through a nonregulated subsidiary, was the winner of the Carolina Long Bay offshore wind auction in May 2022 and recorded an asset of $150 million related to the contract in Other within Other noncurrent assets on the Consolidated Balance Sheets as of December 31, 2024 and 2023. The asset is recorded at historical cost and is subject to impairment testing should circumstances indicate the carrying value may not be recoverable. In November 2022, Duke Energy committed to a plan to sell the Commercial Renewables business segment, excluding the offshore wind contract for Carolina Long Bay, which was moved to the EU&I segment. See Notes 2 and 3 for further information.

**Leases**

Duke Energy determines if an arrangement is a lease at contract inception based on whether the arrangement involves the use of a physically distinct identified asset and whether Duke Energy has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period as well as the right to direct the use of the asset. As a policy election, Duke Energy does not evaluate arrangements with initial contract terms of less than one year as leases.

Operating leases are included in Operating lease ROU assets, net, Other current liabilities and Operating lease liabilities on the Consolidated Balance Sheets. Finance leases are included in Property, Plant and Equipment, Current maturities of long-term debt and Long-Term Debt on the Consolidated Balance Sheets.

For lessee and lessor arrangements, Duke Energy has elected a policy to not separate lease and non-lease components for all asset classes. For lessor arrangements, lease and non-lease components are only combined under one arrangement and accounted for under the lease accounting framework if the non-lease components are not the predominant component of the arrangement and the lease component would be classified as an operating lease.

**Nuclear Fuel**

Nuclear fuel is classified as Property, Plant and Equipment on the Consolidated Balance Sheets.

Nuclear fuel in the front-end fuel processing phase is considered work in progress and not amortized until placed in service. Amortization of nuclear fuel is included within Fuel used in electric generation and purchased power on

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

the Consolidated Statements of Operations. Amortization is recorded using the units-of-production method.

### Allowance for Funds Used During Construction and Interest Capitalized

For regulated operations, the debt and equity costs of financing the construction of property, plant and equipment are reflected as AFUDC and capitalized as a component of the cost of property, plant and equipment. AFUDC equity is reported on the Consolidated Statements of Operations as non-cash income in Other income and expenses, net. AFUDC debt is reported as a non-cash offset to Interest Expense. After construction is completed, the Duke Energy Registrants are permitted to recover these costs through their inclusion in rate base and the corresponding subsequent depreciation or amortization of those regulated assets.

AFUDC equity, a permanent difference for income taxes, reduces the ETR when capitalized and increases the ETR when depreciated or amortized. See Note 24 for additional information.

### Asset Retirement Obligations

AROs are recognized for legal obligations associated with the retirement of property, plant and equipment. When recording an ARO, the present value of the projected liability is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The liability is accreted over time. For operating plants, the present value of the liability is added to the cost of the associated asset and depreciated over the remaining life of the asset. For retired plants, the present value of the liability is recorded as a regulatory asset unless determined not to be probable of recovery.

The present value of the initial obligation and subsequent updates are based on discounted cash flows, which include estimates regarding timing of future cash flows, selection of discount rates and cost escalation rates, among other factors. These estimates are subject to change. Depreciation expense is

adjusted prospectively for any changes to the carrying amount of the associated asset. The Duke Energy Registrants receive amounts to fund the cost of the ARO for regulated operations through a combination of regulated revenues and earnings on the NDTF. As a result, amounts recovered in regulated revenues, earnings on the NDTF, accretion expense and depreciation of the associated asset are netted and deferred as a regulatory asset or liability.

### Accounts Payable

Duke Energy has a voluntary supply chain finance program (the "program") that allows Duke Energy suppliers, at their sole discretion, to sell their receivables from Duke Energy to a global financial institution at a rate that leverages Duke Energy's credit rating and, which may result in favorable terms compared to the rate available to the supplier on their own credit rating. Suppliers participating in the program, determine at their sole discretion which invoices they will sell to the financial institution. Suppliers' decisions on which invoices are sold do not impact Duke Energy's payment terms, which are based on commercial terms negotiated between Duke Energy and the supplier regardless of program participation. The commercial terms negotiated between Duke Energy and its suppliers are consistent regardless of whether the supplier elects to participate in the program. Duke Energy does not issue any guarantees with respect to the program and does not participate in negotiations between suppliers and the financial institution. Duke Energy does not have an economic interest in the supplier's decision to participate in the program and receives no interest, fees or other benefit from the financial institution based on supplier participation in the program.

The following table presents the amounts included within Accounts payable on the Consolidated Balance Sheets sold to the financial institution by our suppliers and the supplier invoices sold to the financial institution under the program included within Net cash provided by operating activities on the Consolidated Statements of Cash Flows as of December 31, 2024, and December 31, 2023.

| | For the Years Ended December 31, 2023 and 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Confirmed obligations outstanding at December 31, 2022 | $ 87 | $ 6 | $ 19 | $ 8 | $ 11 | $ 5 | $— | $ 57 |
| Invoices confirmed during the period | 228 | 24 | 58 | 22 | 36 | 7 | — | 139 |
| Confirmed invoices paid during the period | (265) | (30) | (74) | (30) | (44) | (12) | — | (149) |
| Confirmed obligations outstanding at December 31, 2023 | $ 50 | $— | $ 3 | $— | $ 3 | $— | $— | $ 47 |
| Invoices confirmed during the period | 156 | — | 4 | — | 4 | — | — | 152 |
| Confirmed invoices paid during the period | (193) | — | (6) | — | (6) | — | — | (187) |
| Confirmed obligations outstanding at December 31, 2024 | $ 13 | $— | $ 1 | $— | $ 1 | $— | $— | $ 12 |

### Revenue Recognition

Duke Energy recognizes revenue as customers obtain control of promised goods and services in an amount that reflects consideration expected in exchange for those goods or services. Generally, the delivery of electricity and natural gas results in the transfer of control to customers at the time the commodity is delivered and the amount of revenue recognized is equal to the amount billed to each customer, including estimated volumes delivered when billings have not yet occurred. See Note 19 for further information.

### Alternative Revenue Programs

Duke Energy accounts for certain types of programs established by the regulators in the states in which it operates, including decoupling mechanisms, as alternative revenue programs. Alternative revenue programs are contracts between an entity and its regulator, not a contract between an entity and a customer. Revenue arising from alternative revenue programs is presented as Regulated electric revenues and Regulated natural gas revenues on the Consolidated Statements of Operations. Revenue from alternative revenue programs is recognized in the period they are earned (i.e., during the period of revenue shortfall or excess due to fluctuations in customer usage or when

**DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.**

## Combined Notes to Consolidated Financial Statements – (Continued)

specific targets are met resulting in the achievement of performance incentives or penalties) and a regulatory asset or liability on the Consolidated Balance Sheets is established, which is subsequently billed or refunded to customers. Duke Energy recognizes revenue as alternative revenue programs for programs that have been authorized for rate recovery, are objectively determinable and probable of recovery, and are expected to be collected within 24 months. See Note 19 for disaggregated revenue information including revenue from contracts with customers and revenues recognized as alternative revenue programs.

### Derivatives and Hedging

Derivative and non-derivative instruments may be used in connection with commodity price and interest rate activities, including swaps, futures, forwards and options. All derivative instruments, except those that qualify for the NPNS exception, are recorded on the Consolidated Balance Sheets at fair value. Qualifying derivative instruments may be designated as either cash flow hedges or fair value hedges. Other derivative instruments (undesignated contracts) either have not been designated or do not qualify as hedges. The effective portion of the change in the fair value of cash flow hedges is recorded in AOCI. The effective portion of the change in the fair value of a fair value hedge is offset in net income by changes in the hedged item. For activity subject to regulatory accounting, gains and losses on derivative contracts are reflected as regulatory assets or liabilities and not as other comprehensive income or current period income. As a result, changes in fair value of these derivatives have no immediate earnings impact.

Formal documentation, including transaction type and risk management strategy, is maintained for all contracts accounted for as a hedge. At inception and at least every three months thereafter, the hedge contract is assessed to see if it is highly effective in offsetting changes in cash flows or fair values of hedged items.

See Note 15 for further information.

### Captive Insurance Reserves

Duke Energy has captive insurance subsidiaries that provide coverage, on an indemnity basis, to the Subsidiary Registrants as well as certain third parties, on a limited basis, for financial losses, primarily related to property, workers' compensation and general liability. Liabilities include provisions for estimated losses incurred but not reported (IBNR), as well as estimated provisions for known claims. IBNR reserve estimates are primarily based upon historical loss experience, industry data and other actuarial assumptions. Reserve estimates are adjusted in future periods as actual losses differ from experience.

Duke Energy, through its captive insurance entities, also has reinsurance coverage with third parties for certain losses above a per occurrence and/or aggregate retention. Receivables for reinsurance coverage are recognized when realization is deemed probable.

### Preferred Stock

Preferred stock is reviewed to determine the appropriate balance sheet classification and embedded features, such as call options, are evaluated to determine if they should be bifurcated and accounted for separately. Costs directly related to the issuance of preferred stock are recorded as a reduction of the proceeds received. The liability for the dividend is recognized when

declared. The accumulated dividends on the cumulative preferred stock is recognized to net income available to Duke Energy Corporation in the EPS calculation. See Note 20 for further information.

### Loss Contingencies and Environmental Liabilities

Contingent losses are recorded when it is probable a loss has occurred and the loss can be reasonably estimated. When a range of the probable loss exists and no amount within the range is a better estimate than any other amount, the minimum amount in the range is recorded. Unless otherwise required by GAAP, legal fees are expensed as incurred.

Environmental liabilities are recorded on an undiscounted basis when environmental remediation or other liabilities become probable and can be reasonably estimated. Environmental expenditures related to past operations that do not generate current or future revenues are expensed. Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate. Certain environmental expenditures receive regulatory accounting treatment and are recorded as regulatory assets.

See Notes 4 and 5 for further information.

### Severance and Special Termination Benefits

Duke Energy maintains severance plans for the general employee population under which, in general, the longer a terminated employee worked prior to termination the greater the amount of severance benefits provided. A liability for involuntary severance is recorded once an involuntary severance plan is committed to by management if involuntary severances are probable and can be reasonably estimated. For involuntary severance benefits incremental to its ongoing severance plan benefits, the fair value of the obligation is expensed at the communication date if there are no future service requirements or over the required future service period. Duke Energy also offers special termination benefits under voluntary severance programs. Special termination benefits are recorded immediately upon employee acceptance absent a significant retention period. Otherwise, the cost is recorded over the remaining service period. Employee acceptance of voluntary severance benefits is determined by management based on the facts and circumstances of the benefits being offered. See Note 21 for further information.

### Guarantees

If necessary, liabilities are recognized at the time of issuance or material modification of a guarantee for the estimated fair value of the obligation it assumes. Fair value is estimated using a probability weighted approach. The obligation is reduced over the term of the guarantee or related contract in a systematic and rational method as risk is reduced. Duke Energy recognizes a liability for the best estimate of its loss due to the nonperformance of the guaranteed party. This liability is recognized at the inception of a guarantee and is updated periodically. See Note 8 for further information.

### Income Taxes

Duke Energy and its subsidiaries file a consolidated federal income tax return and other state and foreign jurisdictional returns. The Subsidiary Registrants are parties to a tax-sharing agreement with Duke Energy. Income taxes recorded represent amounts the Subsidiary Registrants would incur as

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

separate C-Corporations. Deferred income taxes have been provided for temporary differences between GAAP and tax bases of assets and liabilities because the differences create taxable or tax-deductible amounts for future periods. ITCs associated with regulated operations are deferred and amortized as a reduction of income tax expense over the estimated useful lives of the related properties. PTCs associated with regulated operations reduce income tax expense or are deferred and amortized as a reduction of income tax expense over a period of time that is agreed upon by the regulatory authorities and the Subsidiary Registrants.

Accumulated deferred income taxes are valued using the enacted tax rate expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. In the event of a change in tax rates, deferred tax assets and liabilities are remeasured as of the enactment date of the new rate. To the extent that the change in the value of the deferred tax represents an obligation to customers, the impact of the remeasurement is deferred to a regulatory liability. Remaining impacts are recorded in income from continuing operations. Duke Energy's results of operations could be impacted if the estimate of the tax effect of reversing temporary differences is not reflective of actual outcomes, is modified to reflect new developments or interpretations of the tax law, revised to incorporate new accounting principles, or changes in the expected timing or manner of a reversal.

Tax-related interest and penalties are recorded in Interest Expense and Other income and expenses, net in the Consolidated Statements of Operations.

See Note 24 for further information.

**Excise Taxes**

Certain excise taxes levied by state or local governments are required to be paid even if not collected from the customer. These taxes are recognized on a gross basis. Taxes for which Duke Energy operates merely as a collection agent for the state and local government are accounted for on a net basis. Excise taxes accounted for on a gross basis within both Operating Revenues and Property and other taxes in the Consolidated Statements of Operations were as follows.

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | 2023 | 2022 |
| Duke Energy | **$423** | $458 | $449 |
| Duke Energy Carolinas | **31** | 27 | 47 |
| Progress Energy | **285** | 322 | 290 |
| Duke Energy Progress | **9** | 5 | 25 |
| Duke Energy Florida | **276** | 317 | 265 |
| Duke Energy Ohio | **105** | 106 | 104 |
| Duke Energy Indiana | **—** | 1 | 7 |
| Piedmont | **2** | 2 | 1 |

**Dividend Restrictions and Unappropriated Retained Earnings**

Duke Energy does not have any current legal, regulatory or other restrictions on paying common stock dividends to shareholders. However, if Duke Energy were to defer dividend payments on the preferred stock, the declaration of common stock dividends would be prohibited. See Note 20 for more information. Additionally, as further described in Note 4, Duke Energy Carolinas, Duke Energy Progress, Duke Energy Ohio, Duke Energy Indiana and Piedmont have restrictions on paying dividends or otherwise advancing funds to Duke Energy due to conditions established by regulators in conjunction with merger transaction approvals. At December 31, 2024, and 2023, an insignificant amount of Duke Energy's consolidated Retained earnings balance represents undistributed earnings of equity method investments.

**New Accounting Standards**

Other than implementation of the enhanced disclosure requirements for reportable business segments as described in Note 3, no new accounting standards were adopted by any of the Duke Energy Registrants in 2024.

## 2. DISPOSITIONS

The following table summarizes the Income (Loss) from Discontinued Operations, net of tax recorded on Duke Energy's Consolidated Statements of Operations:

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | **2024** | 2023 | 2022 |
| Commercial Renewables Disposal Groups | **$12** | $(1,457) | $(1,349) |
| Other[a] | **(2)** | 2 | 26 |
| Income (Loss) from Discontinued Operations, net of tax | **$10** | $(1,455) | $(1,323) |

(a)     Amounts primarily represent income tax adjustments for previously sold businesses not related to the Commercial Renewables Disposal Groups.

**Sale of Commercial Renewables Segment**

In 2023, Duke Energy completed the sale of substantially all the assets in the Commercial Renewables business segment. Duke Energy closed on the transaction with Brookfield on October 25, 2023, for proceeds of $1.1 billion, with approximately half of the proceeds received at closing and the remainder due 18 months after closing. The balance of the remaining proceeds to be received of $551 million is included in Receivable from sales of Commercial Renewables Disposal Groups, as of December 31, 2024, and $531 million is included in Other, within Other Noncurrent Assets, as of December 31, 2023, on Duke Energy's Consolidated Balance Sheets. The sale of the remaining assets was concluded in January 2025, and net proceeds from these dispositions were not material.

***Assets Held For Sale and Discontinued Operations***

The Commercial Renewables Disposal Groups were classified as held for sale and as discontinued operations in the fourth quarter of 2022. No interest from corporate level debt was allocated to discontinued operations and no adjustments were made to the historical activity within the Consolidated Statements of Comprehensive Income, Consolidated Statements of Cash Flows

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

or the Consolidated Statements of Changes in Equity. Unless otherwise noted, the notes to these consolidated financial statements exclude amounts related to discontinued operations for all periods presented.

The following table presents the carrying values of the major classes of Assets held for sale and Liabilities associated with assets held for sale included in Duke Energy's Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Current Assets Held for Sale** | | |
| Other | $ 4 | $ 14 |
| Total current assets held for sale | 4 | 14 |
| **Noncurrent Assets Held for Sale** | | |
| **Property, Plant and Equipment** | | |
| Cost | 109 | 247 |
| Accumulated depreciation and amortization | (24) | (57) |
| Net property, plant and equipment | 85 | 190 |
| Operating lease right-of-use assets, net | 4 | 4 |
| Other | — | 3 |
| Total other noncurrent assets held for sale | 4 | 7 |
| **Total Assets Held for Sale** | $ 93 | $211 |
| **Current Liabilities Associated with Assets Held for Sale** | | |
| Accounts payable | $ 19 | $ 9 |
| Taxes accrued | 1 | 3 |
| Current maturities of long-term debt | 43 | 5 |
| Unrealized losses on commodity hedges | 13 | 68 |
| Other | 4 | 37 |
| Total current liabilities associated with assets held for sale | 80 | 122 |
| **Noncurrent Liabilities Associated with Assets Held for Sale** | | |
| Long-Term debt | — | 39 |
| Operating lease liabilities | 5 | 5 |
| Asset retirement obligations | 5 | 8 |
| Unrealized losses on commodity hedges | 66 | 94 |
| Other | 13 | 11 |
| Total other noncurrent liabilities associated with assets held for sale | 89 | 157 |
| **Total Liabilities Associated with Assets Held for Sale** | $169 | $279 |

As of December 31, 2024, and 2023, the NCI balance was $18 million and $66 million, respectively.

The following table presents the results of the Commercial Renewables Disposal Groups, which are included in Income (Loss) from Discontinued Operations, net of tax in Duke Energy's Consolidated Statements of Operations.

| (in millions) | Years Ended December 31, 2024 | 2023 | 2022 |
|---|---|---|---|
| Operating revenues | $ 4 | $ 330 | $ 465 |
| Operation, maintenance and other | 22 | 302 | 337 |
| Depreciation and amortization[a] | — | — | 201 |
| Property and other taxes | 2 | 45 | 36 |
| Other income and expenses, net | — | (8) | 2 |
| Interest expense | 4 | 65 | 10 |
| Loss on disposal | 14 | 1,725 | 1,748 |
| Loss before income taxes | (38) | (1,815) | (1,865) |
| Income tax benefit | (50) | (358) | (516) |
| Income (Loss) from discontinued operations | $ 12 | $(1,457) | $(1,349) |
| Add: Net (income) loss attributable to noncontrolling interest included in discontinued operations | (3) | 64 | 108 |
| Net income (loss) from discontinued operations attributable to Duke Energy Corporation | $ 9 | $(1,393) | $(1,241) |

(a)   Upon meeting the criteria for assets held for sale, beginning in November 2022 depreciation and amortization expense were ceased.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

The Commercial Renewables Disposal Groups' assets held for sale amounts presented above reflect pretax impairments recorded against property, plant and equipment of approximately $123 million and $278 million as of December 31, 2024, and 2023, respectively. The carrying amounts for the remaining assets will be updated, if necessary, based on final disposition amounts.

Duke Energy has elected not to separately disclose discontinued operations on Duke Energy's Consolidated Statements of Cash Flows. The following table summarizes Duke Energy's cash flows from discontinued operations related to the Commercial Renewables Disposal Groups.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Cash flows provided by (used in): | | | |
| Operating activities | $ 7 | $607 | $ 213 |
| Investing activities | (13) | 122 | (802) |

### Other Sale Related Matters

Duke Energy (Parent) and several Duke Energy renewables project companies, located in the Electric Reliability Council of Texas (ERCOT) market, were named in several lawsuits arising out of Texas Storm Uri, which occurred in February 2021. The legal actions related to all but one of the project companies in this matter transferred to affiliates of Brookfield in conjunction with the transaction closing in October 2023. In May 2024, the remaining claim in the lawsuit was transferred to the buyer in connection with the sale of a portion of the remaining Commercial Renewables assets. See Note 5 for more information.

As part of the purchase and sale agreement for the distributed generation group, Duke Energy has agreed to retain certain guarantees, with expiration dates between 2029 through 2034, related to tax equity partners' assets and operations that will be disposed of via sale. Duke Energy has obtained certain guarantees from the buyers in regard to future performance obligations to assist in limiting Duke Energy's exposure under the retained guarantees. The fair value of the guarantees is immaterial as Duke Energy does not believe conditions are likely for performance under these guarantees.

### Sale of Minority Interest in Duke Energy Indiana Holdco, LLC

On January 28, 2021, Duke Energy executed an agreement providing for an investment by an affiliate of GIC in Duke Energy Indiana in exchange for a

19.9% minority interest issued by Duke Energy Indiana Holdco, LLC, the holding company for Duke Energy Indiana. The transaction was completed following two closings for an aggregate purchase price of approximately $2.05 billion. The first closing, which occurred on September 8, 2021, resulted in Duke Energy Indiana Holdco, LLC issuing 11.05% of its membership interests in exchange for approximately $1.03 billion or 50% of the purchase price. The difference between the cash consideration received, net of transaction costs of approximately $27 million, and the carrying value of the NCI was $545 million and was recorded as an increase to equity. The second closing was completed in December 2022 and resulted in Duke Energy Indiana Holdco, LLC issuing an additional 8.85% of its membership interests in exchange for approximately $1.03 billion. The difference between the cash consideration received, net of transaction costs of approximately $6 million, and the carrying value of the NCI was $492 million and was recorded as an increase to equity. Duke Energy retained indirect control of these assets, and, therefore, no gain or loss was recognized on the Consolidated Statements of Operations for either transaction.

## 3. BUSINESS SEGMENTS

Reportable segments are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of the business. The Duke Energy Registrants' chief operating decision-maker (CODM) is the Chief Executive Officer. The CODM evaluates segment performance based on segment income for each of the Duke Energy Registrants' reportable business segments in deciding how to allocate resources and evaluate the performance of the business. Segment income is defined as income from continuing operations net of income attributable to NCI and preferred stock dividends. Segment income, as discussed below, includes intercompany revenues and expenses that are eliminated on the Consolidated Financial Statements. Certain governance costs are allocated to each segment. In addition, direct interest expense and income taxes are included in segment income.

In November 2023, the FASB issued a pronouncement to enhance annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses that are regularly

provided to or easily computed from information regularly provided to the CODM and included within each reported measure of segment profit or loss. These updated requirements are reflected in this note disclosure.

Products and services are sold between affiliate companies and reportable segments of Duke Energy at cost. Substantially all assets and revenues from continuing operations for each of the Duke Energy Registrants are within the U.S. Segment assets as presented in the tables that follow exclude all intercompany assets.

### Duke Energy

Due to Duke Energy's commitment in the fourth quarter of 2022 to sell the Commercial Renewables business segment, Duke Energy's segment structure now includes the following two segments: EU&I and GU&I. Prior

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

period information has been recast to conform to the current segment structure. See Note 2 for further information on the Commercial Renewables Disposal Groups.

The EU&I segment includes Duke Energy's regulated electric utilities in the Carolinas, Florida and the Midwest. The regulated electric utilities conduct operations through the Subsidiary Registrants that are substantially all regulated and, accordingly, qualify for regulatory accounting treatment. EU&I also includes Duke Energy's electric transmission infrastructure investments and the offshore wind contract for Carolina Long Bay. Refer to Note 2 for further information.

The GU&I segment includes Piedmont, Duke Energy's natural gas local distribution companies in Ohio and Kentucky, and Duke Energy's natural gas storage, midstream pipeline, and renewable natural gas investments. GU&I's operations are substantially all regulated and, accordingly, qualify for regulatory accounting treatment.

The remainder of Duke Energy's operations is presented as Other, which is primarily comprised of interest expense on holding company debt, unallocated corporate costs and Duke Energy's wholly owned captive insurance company, Bison. Other also includes Duke Energy's interest in NMC. See Note 13 for additional information on the investment in NMC.

Business segment information is presented in the following tables.

| | Year Ended December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Gas Utilities and Infrastructure | Total Reportable Segments | Other | Eliminations | Total |
| Unaffiliated revenues | $ 28,020 | $ 2,299 | $ 30,319 | $ 38 | $ — | $ 30,357 |
| Intersegment revenues | 73 | 91 | 164 | 119 | (283) | — |
| Total revenues | $ 28,093 | $ 2,390 | $ 30,483 | $ 157 | $(283) | $ 30,357 |
| Less: | | | | | | |
| Fuel used in electric generation and purchased power | $ 9,285 | $ — | $ 9,285 | $ — | $ (79) | $ 9,206 |
| Cost of natural gas | — | 565 | 565 | — | — | 565 |
| Operation, maintenance and other | 5,185 | 478 | 5,663 | (79) | (195) | 5,389 |
| Depreciation and amortization | 5,128 | 400 | 5,528 | 293 | (28) | 5,793 |
| Property and other taxes | 1,305 | 149 | 1,454 | 12 | — | 1,466 |
| Impairment of assets and other charges | 37 | — | 37 | 1 | — | 38 |
| Interest expense | 2,006 | 256 | 2,262 | 1,245 | (123) | 3,384 |
| Income tax expense (benefit) | 820 | 99 | 919 | (329) | — | 590 |
| Other Segment Items | | | | | | |
| Noncontrolling interests[(a)] | 88 | (1) | 87 | — | — | 87 |
| Preferred dividends | — | — | — | 106 | — | 106 |
| Preferred redemption costs | — | — | — | 16 | — | 16 |
| Add: Equity in (losses) earnings of unconsolidated affiliates | (11) | (48) | (59) | 50 | — | (9) |
| Add: Other[(b)] | 542 | 58 | 600 | 229 | (142) | 687 |
| Segment income (loss)[(c)(d)(e)] | $ 4,770 | $ 454 | $ 5,224 | $ (829) | $ — | $ 4,395 |
| Discontinued Operations | | | | | | 7 |
| Net income available to Duke Energy Corporation Common Stockholders | | | | | | $ 4,402 |
| Add back: Net income (loss) attributable to noncontrolling interest | | | | | | 90 |
| Add back: Preferred dividends | | | | | | 106 |
| Add back: Preferred redemption costs | | | | | | 16 |
| Net income | | | | | | $ 4,614 |
| Capital investments expenditures and acquisitions | $ 10,689 | $ 1,313 | $ 12,002 | $ 261 | $ — | $ 12,263 |
| Segment assets | 164,010 | 18,131 | 182,141 | 4,202 | — | 186,343 |

(a) Net income (loss) attributable to NCI related to continuing operations.
(b) Other for EU&I and GU&I includes Gains on sales of other assets and other, net, and Other income and expenses, net.
(c) EU&I includes the following in the referenced captions on the Consolidated Statements of Operations:

- $42 million recorded within Impairment of assets and other charges, $2 million within Operations, maintenance and other, and an $11 million reduction within Interest Expense related to South Carolinas rate case orders for Duke Energy Carolinas and Duke Energy Progress. See Note 4 for further information.
- $29 million recorded as a reduction of Operating revenues and $4 million as a reduction within Noncontrolling interests related to a Duke Energy Indiana regulatory liability associated with certain employee post-retirement benefits. See Note 4 for further information.
- $17 million recorded as a reduction of Operating revenues related to nonrecurring customer billing adjustments as a result of implementation of a new customer system.
- $15 million recorded within Equity in (losses) earnings of unconsolidated affiliates, primarily related to impairments for certain joint venture electric transmission projects, and $4 million within Gains on sales of other assets and other, net.

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

Combined Notes to Consolidated Financial Statements – (Continued)

(d) GU&I includes $1 million recorded with Operation, maintenance and other and $3 million as a charge within Other income and expenses on the Consolidated Statements of Operations related to nonrecurring customer billing adjustments as a result of implementation of a new customer system. Additionally, GU&I includes $54 million recorded within Equity in (losses) earnings of unconsolidated affiliates on the Consolidated Statements of Operations related to impairments for certain renewable natural gas investments. See Note 13 for further information.

(e) Other includes $16 million recorded as Preferred Redemption Costs on the Consolidated Statements of Operations related to the redemption of Series B Preferred Stock. See Note 20 for further information. Additionally, Other includes $23 million recorded within Operation, maintenance and other on the Consolidated Statements of Operations related to an insurance deductible for Hurricane Helene property losses.

| | Year Ended December 31, 2023 | | | | | |
|---|---|---|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Gas Utilities and Infrastructure | Total Reportable Segments | Other | Eliminations | Total |
| Unaffiliated revenues | $ 26,846 | $ 2,177 | $ 29,023 | $ 37 | $ — | $ 29,060 |
| Intersegment revenues | 75 | 89 | 164 | 97 | (261) | — |
| Total revenues | $ 26,921 | $ 2,266 | $ 29,187 | $ 134 | $(261) | $ 29,060 |
| Less: | | | | | | |
| Fuel used in electric generation and purchased power | $ 9,164 | $ — | $ 9,164 | $ — | $ (78) | $ 9,086 |
| Cost of natural gas | — | 593 | 593 | — | — | 593 |
| Operation, maintenance and other | 5,309 | 455 | 5,764 | 36 | (175) | 5,625 |
| Depreciation and amortization | 4,684 | 349 | 5,033 | 248 | (28) | 5,253 |
| Property and other taxes | 1,320 | 129 | 1,449 | (49) | — | 1,400 |
| Impairment of assets and other charges | 75 | (4) | 71 | 14 | — | 85 |
| Interest expense | 1,850 | 217 | 2,067 | 1,097 | (150) | 3,014 |
| Income tax expense (benefit) | 742 | 116 | 858 | (420) | — | 438 |
| Other Segment Items | | | | | | |
| Noncontrolling interests(a) | 99 | (2) | 97 | — | — | 97 |
| Preferred dividends | — | — | — | 106 | — | 106 |
| Add: Equity in earnings of unconsolidated affiliates | 7 | 40 | 47 | 66 | — | 113 |
| Add: Other(b) | 538 | 66 | 604 | 216 | (170) | 650 |
| Segment income (loss)(c)(d) | $ 4,223 | $ 519 | $ 4,742 | $ (616) | $ — | $ 4,126 |
| Discontinued operations | | | | | | (1,391) |
| Net income available to Duke Energy Corporation Common Stockholders | | | | | | $ 2,735 |
| Add back: Net income (loss) attributable to noncontrolling interest | | | | | | 33 |
| Add back: Preferred dividends | | | | | | 106 |
| Net income | | | | | | $ 2,874 |
| Capital investments expenditures and acquisitions(e) | $ 10,135 | $ 1,492 | $ 11,627 | $ 995 | $ — | $ 12,622 |
| Segment assets(f) | 155,449 | 17,349 | 172,798 | 4,095 | — | 176,893 |

(a) Net income (loss) attributable to NCI related to continuing operations.

(b) Other for EU&I and GU&I includes Gains on sales of other assets and other, net, and Other income and expenses, net.

(c) EU&I includes $35 million recorded with Impairment of assets and other charges and $8 million within Operations, maintenance and other primarily related to the North Carolina rate case order on Duke Energy Carolinas' Consolidated Statements of Operations; it also includes $33 million recorded within Impairment of assets and other charges and $8 million within Operations, maintenance and other primarily related to the North Carolina rate case order on Duke Energy Progress' Consolidated Statements of Operations. See Note 4 for additional information.

(d) Other includes $110 million recorded within Operations, maintenance and other and $14 million within Impairments of assets and other charges primarily related to strategic repositioning as the Company transitions to a fully regulated utility on the Consolidated Statements of Operations. See Note 21 for additional information.

(e) Other includes capital investments expenditures and acquisitions related to the Commercial Renewables Disposal Groups.

(f) Other includes Assets Held for Sale balances related to the Commercial Renewables Disposal Groups. See Note 2 for further information.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| (in millions) | Year Ended December 31, 2022 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Electric Utilities and Infrastructure | Gas Utilities and Infrastructure | Total Reportable Segments | Other | Eliminations | Total |
| Unaffiliated revenues | $ 25,990 | $ 2,748 | $ 28,738 | $ 30 | $ — | $ 28,768 |
| Intersegment revenues | 34 | 92 | 126 | 92 | (218) | — |
| Total revenues | $ 26,024 | $ 2,840 | $ 28,864 | $ 122 | $(218) | $ 28,768 |
| Less: | | | | | | |
| Fuel used in electric generation and purchased power | $ 8,862 | $ — | $ 8,862 | $ — | $ (80) | $ 8,782 |
| Cost of natural gas | — | 1,276 | 1,276 | — | — | 1,276 |
| Operation, maintenance and other | 5,354 | 532 | 5,886 | (23) | (129) | 5,734 |
| Depreciation and amortization | 4,550 | 327 | 4,877 | 236 | (27) | 5,086 |
| Property and other taxes | 1,315 | 138 | 1,453 | 13 | — | 1,466 |
| Impairment of assets and other charges | 374 | (12) | 362 | 72 | — | 434 |
| Interest expense | 1,565 | 182 | 1,747 | 778 | (86) | 2,439 |
| Income tax expense (benefit) | 536 | 8 | 544 | (244) | — | 300 |
| Other Segment Items | | | | | | |
| Noncontrolling interests[a] | 13 | — | 13 | — | — | 13 |
| Preferred dividends | — | — | — | 106 | — | 106 |
| Add: Equity in earnings of unconsolidated affiliates | 7 | 20 | 27 | 86 | — | 113 |
| Add: Other[b] | 467 | 59 | 526 | (7) | (105) | 414 |
| Segment income (loss)[c][d] | $ 3,929 | $ 468 | $ 4,397 | $ (737) | $ (1) | $ 3,659 |
| Discontinued operations | | | | | | (1,215) |
| Net income available to Duke Energy Corporation Common Stockholders | | | | | | $ 2,444 |
| Add back: Net income (loss) attributable to noncontrolling interest | | | | | | (95) |
| Add back: Preferred dividends | | | | | | 106 |
| Net income | | | | | | $ 2,455 |
| Capital investments expenditures and acquisitions[e] | $ 8,985 | $ 1,295 | $ 10,280 | $1,139 | $ — | $ 11,419 |
| Segment assets[f] | 152,104 | 16,411 | 168,515 | 9,571 | — | 178,086 |

(a)  Net income (loss) attributable to NCI related to continuing operations.

(b)  Other for EU&I and GU&I includes Gains on sales of other assets and other, net, and Other income and expenses, net.

(c)  EU&I includes $386 million recorded within Impairment of assets and other charges, $46 million as a reduction within Regulated electric revenues and $34 million within Noncontrolling Interests related to the Duke Energy Indiana court rulings on coal ash on the Consolidated Statements of Operations. See Note 4 for additional information.

(d)  Other includes $72 million recorded within Impairment of assets and other charges, $71 million within Operations, maintenance and other and a $7 million gain within Gains on sales of other assets related to costs attributable to business transformation, including long-term real estate strategy changes and workforce realignment on the Consolidated Statements of Operations; it also includes $25 million recorded within Operations, maintenance and other related to litigation on the Consolidated Statements of Operations.

(e)  Other includes capital investments expenditures and acquisitions related to the Commercial Renewables Disposal Groups.

(f)  Other includes Assets Held for Sale balances related to the Commercial Renewables Disposal Groups. See Note 2 for further information.

**Major Customers**

No Subsidiary Registrant has an individual customer representing more than 10% of its revenues for the year ended December 31, 2024.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

### Products and Services

The following table summarizes revenues of the reportable segments by type.

| (in millions) | Retail Electric | Wholesale Electric | Retail Natural Gas | Other | Total Revenues |
|---|---|---|---|---|---|
| **2024** | | | | | |
| Electric Utilities and Infrastructure | $24,593 | $2,219 | $ — | $1,281 | $28,093 |
| Gas Utilities and Infrastructure | — | — | 2,320 | 70 | 2,390 |
| Total Reportable Segments | $24,593 | $2,219 | $2,320 | $1,351 | $30,483 |
| **2023** | | | | | |
| Electric Utilities and Infrastructure | $23,484 | $2,193 | $ — | $1,244 | $26,921 |
| Gas Utilities and Infrastructure | — | — | 2,199 | 67 | 2,266 |
| Total Reportable Segments | $23,484 | $2,193 | $2,199 | $1,311 | $29,187 |
| **2022** | | | | | |
| Electric Utilities and Infrastructure | $22,036 | $2,882 | $ — | $1,106 | $26,024 |
| Gas Utilities and Infrastructure | — | — | 2,535 | 305 | 2,840 |
| Total Reportable Segments | $22,036 | $2,882 | $2,535 | $1,411 | $28,864 |

### Duke Energy Carolinas

Duke Energy Carolinas has one reportable segment, EU&I.

EU&I generates, distributes and sells electricity in North Carolina and South Carolina. EU&I conducts operations primarily through Duke Energy Carolinas. The remainder of Duke Energy Carolinas' operations is presented as Other.

| (in millions) | Year Ended December 31, 2024 Electric Utilities and Infrastructure | Eliminations/ Other | Total |
|---|---|---|---|
| Total revenues | $ 9,718 | $ — | $ 9,718 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 3,251 | $ — | $ 3,251 |
| Operation, maintenance and other | 1,710 | 30 | 1,740 |
| Depreciation and amortization | 1,768 | — | 1,768 |
| Property and other taxes | 346 | — | 346 |
| Impairment of assets and other charges | 31 | — | 31 |
| Interest expense | 722 | — | 722 |
| Income tax expense (benefit) | 233 | (7) | 226 |
| Add: Other segment items[a] | 252 | (3) | 249 |
| Segment income (loss) / Net income | $ 1,909 | $ (26) | $ 1,883 |
| Capital expenditures | $ 3,966 | $ — | $ 3,966 |
| Segment assets | 54,782 | 223 | 55,005 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Year Ended December 31, 2023 Electric Utilities and Infrastructure | Eliminations/ Other | Total |
|---|---|---|---|
| Total revenues | $ 8,288 | $ — | $ 8,288 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,524 | $ — | $ 2,524 |
| Operation, maintenance and other | 1,689 | 85 | 1,774 |
| Depreciation and amortization | 1,593 | — | 1,593 |
| Property and other taxes | 320 | — | 320 |
| Impairment of assets and other charges | 44 | — | 44 |
| Interest expense | 686 | — | 686 |
| Income tax expense (benefit) | 162 | (21) | 141 |
| Add: Other segment items[a] | 267 | (3) | 264 |
| Segment income (loss) / Net income | $ 1,537 | $ (67) | $ 1,470 |
| Capital expenditures | $ 3,733 | $ — | $ 3,733 |
| Segment assets | 51,908 | 202 | 52,110 |

| (in millions) | Year Ended December 31, 2022 Electric Utilities and Infrastructure | Eliminations/ Other | Total |
|---|---|---|---|
| Total revenues | $ 7,857 | $ — | $ 7,857 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,015 | $ — | $ 2,015 |
| Operation, maintenance and other | 1,845 | 47 | 1,892 |
| Depreciation and amortization | 1,526 | — | 1,526 |
| Property and other taxes | 340 | — | 340 |
| Impairment of assets and other charges | (18) | 44 | 26 |
| Interest expense | 557 | — | 557 |
| Income tax expense (benefit) | 148 | (22) | 126 |
| Add: Other segment items[a] | 228 | (3) | 225 |
| Segment income (loss) / Net income | $ 1,672 | $ (72) | $ 1,600 |
| Capital expenditures | $ 3,304 | $ — | $ 3,304 |
| Segment assets | 49,956 | 390 | 50,346 |

(a)   Other segment items includes Gains on sales of other assets and other, net, and Other income and expenses, net.

### Progress Energy

Progress Energy has one reportable segment, EU&I.

EU&I generates, distributes and sells electricity in North Carolina, South Carolina and Florida. EU&I conducts operations primarily through its wholly owned subsidiaries, Duke Energy Progress and Duke Energy Florida. The remainder of Progress Energy's operations is presented as Other.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| | Year Ended December 31, 2024 | | |
|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $13,612 | $ 21 | $13,633 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 4,755 | $ — | $ 4,755 |
| Operation, maintenance and other | 2,413 | 50 | 2,463 |
| Depreciation and amortization | 2,393 | — | 2,393 |
| Property and other taxes | 617 | — | 617 |
| Impairment of assets and other charges | 6 | — | 6 |
| Interest expense | 949 | 115 | 1,064 |
| Income tax expense (benefit) | 465 | (39) | 426 |
| Add: Other segment items[a] | 224 | 38 | 262 |
| Segment income (loss) / Net income | $ 2,238 | $ (67) | $ 2,171 |
| Capital expenditures | $ 5,252 | $ — | $ 5,252 |
| Segment assets | 67,951 | 3,685 | 71,636 |

| | Year Ended December 31, 2023 | | |
|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $13,524 | $ 20 | $13,544 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 5,026 | $ — | $ 5,026 |
| Operation, maintenance and other | 2,554 | 82 | 2,636 |
| Depreciation and amortization | 2,151 | — | 2,151 |
| Property and other taxes | 644 | — | 644 |
| Impairment of assets and other charges | 28 | — | 28 |
| Interest expense | 840 | 114 | 954 |
| Income tax expense (benefit) | 426 | (49) | 377 |
| Add: Other segment items[a] | 210 | 18 | 228 |
| Segment income (loss) / Net income | $ 2,065 | $ (109) | $ 1,956 |
| Capital expenditures | $ 4,917 | $ — | $ 4,917 |
| Segment assets | 63,182 | 3,912 | 67,094 |

| | Year Ended December 31, 2022 | | |
|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $13,106 | $ 19 | $13,125 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 5,078 | $ — | $ 5,078 |
| Operation, maintenance and other | 2,395 | 63 | 2,458 |
| Depreciation and amortization | 2,142 | — | 2,142 |
| Property and other taxes | 611 | (4) | 607 |
| Impairment of assets and other charges | 5 | 7 | 12 |
| Interest expense | 716 | 128 | 844 |
| Income tax expense (benefit) | 396 | (48) | 348 |
| Add: Other segment items[a] | 205 | (13) | 192 |
| Segment income (loss) / Net income | $ 1,968 | $ (140) | $ 1,828 |
| Capital expenditures | $ 4,317 | $ — | $ 4,317 |
| Segment assets | 62,183 | 3,896 | 66,079 |

(a)   Other segment items includes Gains on sales of other assets and other, net, and Other income and expenses, net.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Duke Energy Progress**

Duke Energy Progress has one reportable segment, EU&I.

EU&I generates, distributes and sells electricity in North Carolina and South Carolina. EU&I conducts operations primarily through Duke Energy Progress. The remainder of Duke Energy Progress' operations is presented as Other.

| | Year Ended December 31, 2024 | | |
|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 7,017 | $— | $ 7,017 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,409 | $— | $ 2,409 |
| Operation, maintenance and other | 1,370 | 18 | 1,388 |
| Depreciation and amortization | 1,336 | — | 1,336 |
| Property and other taxes | 177 | — | 177 |
| Impairment of assets and other charges | 6 | — | 6 |
| Interest expense | 492 | 1 | 493 |
| Income tax expense (benefit) | 194 | (5) | 189 |
| Add: Other segment items[a] | 138 | 7 | 145 |
| Segment income (loss) / Net income | $ 1,171 | $ (7) | $ 1,164 |
| Capital expenditures | $ 2,803 | $— | $ 2,803 |
| Segment assets | 39,402 | 91 | 39,493 |

| | Year Ended December 31, 2023 | | |
|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 6,488 | $ — | $ 6,488 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,203 | $ — | $ 2,203 |
| Operation, maintenance and other | 1,342 | 37 | 1,379 |
| Depreciation and amortization | 1,266 | — | 1,266 |
| Property and other taxes | 164 | — | 164 |
| Impairment of assets and other charges | 29 | — | 29 |
| Interest expense | 427 | — | 427 |
| Income tax expense (benefit) | 158 | (9) | 149 |
| Add: Other segment items[a] | 128 | (1) | 127 |
| Segment income (loss) / Net income | $ 1,027 | $ (29) | $ 998 |
| Capital expenditures | $ 2,387 | $ — | $ 2,387 |
| Segment assets | 36,820 | 104 | 36,924 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| | Year Ended December 31, 2022 | | |
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
|---|---|---|---|
| Total revenues | $ 6,753 | $ — | $ 6,753 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,492 | $ — | $ 2,492 |
| Operation, maintenance and other | 1,447 | 28 | 1,475 |
| Depreciation and amortization | 1,187 | — | 1,187 |
| Property and other taxes | 190 | — | 190 |
| Impairment of assets and other charges | 5 | 2 | 7 |
| Interest expense | 354 | — | 354 |
| Income tax expense (benefit) | 165 | (7) | 158 |
| Add: Other segment items[a] | 119 | (1) | 118 |
| Segment income (loss) / Net income | $ 1,032 | $ (24) | $ 1,008 |
| Capital expenditures | $ 2,070 | $ — | $ 2,070 |
| Segment assets | 36,631 | 121 | 36,752 |

(a)  Other segment items includes Gains on sales of other assets and other, net, and Other income and expenses, net.

### Duke Energy Florida

Duke Energy Florida has one reportable segment, EU&I.

EU&I generates, distributes and sells electricity in Florida. EU&I conducts operations primarily through Duke Energy Florida. The remainder of Duke Energy Florida's operations is presented as Other.

| | Year Ended December 31, 2024 | | |
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
|---|---|---|---|
| Total revenues | $ 6,595 | $— | $ 6,595 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,346 | $— | $ 2,346 |
| Operation, maintenance and other | 1,043 | 12 | 1,055 |
| Depreciation and amortization | 1,057 | — | 1,057 |
| Property and other taxes | 440 | — | 440 |
| Interest expense | 457 | — | 457 |
| Income tax expense (benefit) | 271 | (3) | 268 |
| Add: Other segment items[a] | 86 | 3 | 89 |
| Segment income (loss) / Net income | $ 1,067 | $ (6) | $ 1,061 |
| Capital expenditures | $ 2,449 | $— | $ 2,449 |
| Segment assets | 28,549 | 20 | 28,569 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| | Year Ended December 31, 2023 | | |
|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 7,036 | $ — | $ 7,036 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,823 | $ — | $ 2,823 |
| Operation, maintenance and other | 1,212 | 27 | 1,239 |
| Depreciation and amortization | 885 | — | 885 |
| Property and other taxes | 480 | — | 480 |
| Impairment of assets and other charges | (1) | — | (1) |
| Interest expense | 413 | — | 413 |
| Income tax expense (benefit) | 268 | (7) | 261 |
| Add: Other segment items[a] | 82 | (2) | 80 |
| Segment income (loss) / Net income | $ 1,038 | $(22) | $ 1,016 |
| Capital expenditures | $ 2,529 | $ — | $ 2,529 |
| Segment assets | 26,362 | 239 | 26,601 |

| | Year Ended December 31, 2022 | | |
|---|---|---|---|
| (in millions) | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 6,353 | $ — | $ 6,353 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 2,586 | $ — | $ 2,586 |
| Operation, maintenance and other | 948 | 19 | 967 |
| Depreciation and amortization | 955 | — | 955 |
| Property and other taxes | 421 | — | 421 |
| Impairment of assets and other charges | — | 4 | 4 |
| Interest expense | 362 | — | 362 |
| Income tax expense (benefit) | 231 | (6) | 225 |
| Add: Other segment items[a] | 86 | (10) | 76 |
| Segment income (loss) / Net income | $ 936 | $(27) | $ 909 |
| Capital expenditures | $ 2,247 | $ — | $ 2,247 |
| Segment assets | 25,552 | 2 | 25,554 |

(a)   Other segment items includes Gains on sales of other assets and other, net, and Other income and expenses, net.

**Duke Energy Ohio**

Duke Energy Ohio has two reportable segments, EU&I and GU&I.

EU&I transmits and distributes electricity in portions of Ohio and generates, distributes and sells electricity in portions of Northern Kentucky. GU&I transports and sells natural gas in portions of Ohio and Northern Kentucky. Both reportable segments conduct operations primarily through Duke Energy Ohio and its wholly owned subsidiary, Duke Energy Kentucky. The remainder of Duke Energy Ohio's operations is presented as Other.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| (in millions) | Year Ended December 31, 2024 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Electric Utilities and Infrastructure | Gas Utilities and Infrastructure | Total Reportable Segments | Eliminations/ Other | Total |
| Total revenues | $1,905 | $ 640 | $ 2,545 | — | $ 2,545 |
| Less: | | | | | |
| Fuel used in electric generation and purchased power | $ 538 | $ — | $ 538 | $— | $ 538 |
| Cost of natural gas | — | 142 | 142 | — | 142 |
| Operation, maintenance and other | 366 | 109 | 475 | 10 | 485 |
| Depreciation and amortization | 273 | 131 | 404 | (1) | 403 |
| Property and other taxes | 306 | 94 | 400 | — | 400 |
| Interest expense | 126 | 68 | 194 | (2) | 192 |
| Income tax expense (benefit) | 47 | 18 | 65 | (1) | 64 |
| Add: Other segment items[a] | 15 | 5 | 20 | — | 20 |
| Segment income (loss) / Net income | $ 264 | $ 83 | $ 347 | $ (6) | $ 341 |
| Capital expenditures | $ 535 | $ 280 | $ 815 | $— | $ 815 |
| Segment assets | 8,211 | 4,506 | 12,717 | 51 | 12,768 |

| (in millions) | Year Ended December 31, 2023 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Electric Utilities and Infrastructure | Gas Utilities and Infrastructure | Total Reportable Segments | Eliminations/ Other | Total |
| Total revenues | $1,868 | $ 639 | $ 2,507 | $ — | $ 2,507 |
| Less: | | | | | |
| Fuel used in electric generation and purchased power | $ 608 | $ — | 608 | $ — | 608 |
| Cost of natural gas | — | 163 | 163 | — | 163 |
| Operation, maintenance and other | 351 | 118 | 469 | 9 | 478 |
| Depreciation and amortization | 257 | 110 | 367 | — | 367 |
| Property and other taxes | 294 | 70 | 364 | — | 364 |
| Impairment of assets and other charges | 2 | — | 2 | 1 | 3 |
| Interest expense | 116 | 53 | 169 | — | 169 |
| Income tax expense (benefit) | 42 | 23 | 65 | (2) | 63 |
| Add: Other segment items[a] | 29 | 14 | 43 | (1) | 42 |
| Segment income (loss) / Net income | $ 227 | $ 116 | $ 343 | $ (9) | $ 334 |
| Capital expenditures | $ 520 | $ 419 | $ 939 | $ — | $ 939 |
| Segment assets | 7,978 | 4,346 | 12,324 | (108) | 12,216 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| (in millions) | Year Ended December 31, 2022 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Electric Utilities and Infrastructure | Gas Utilities and Infrastructure | Total Reportable Segments | Eliminations/ Other | Total |
| Total revenues | $1,798 | $ 716 | $ 2,514 | $ — | $ 2,514 |
| Less: | | | | | |
| Fuel used in electric generation and purchased power | $ 657 | $ — | $ 657 | $ — | $ 657 |
| Cost of natural gas | — | 261 | 261 | — | 261 |
| Operation, maintenance and other | 345 | 170 | 515 | 8 | 523 |
| Depreciation and amortization | 221 | 103 | 324 | — | 324 |
| Property and other taxes | 288 | 81 | 369 | — | 369 |
| Impairment of assets and other charges | 1 | (12) | (11) | 1 | (10) |
| Interest expense | 86 | 43 | 129 | — | 129 |
| Income tax expense (benefit) | 24 | (43) | (19) | (2) | (21) |
| Add: Other segment items[a] | 13 | 8 | 21 | (1) | 20 |
| Segment income (loss) / Net income | $ 189 | $ 121 | $ 310 | $ (8) | $ 302 |
| Capital expenditures | $ 488 | $ 362 | $ 850 | $ — | $ 850 |
| Segment assets | 7,504 | 4,164 | 11,668 | (162) | 11,506 |

(a)   Other segment items for EU&I and GU&I includes Gains on sales of other assets and other, net, and Other income and expenses, net.

**Duke Energy Indiana**

Duke Energy Indiana has one reportable segment, EU&I.

EU&I generates, distributes and sells electricity in Indiana. EU&I conducts operations primarily through Duke Energy Indiana. The remainder of Duke Energy Indiana's operations is presented as Other.

| (in millions) | Year Ended December 31, 2024 | | |
| --- | --- | --- | --- |
| | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 3,040 | $— | $ 3,040 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 964 | $— | $ 964 |
| Operation, maintenance and other | 666 | 5 | 671 |
| Depreciation and amortization | 676 | — | 676 |
| Property and other taxes | 50 | — | 50 |
| Interest expense | 228 | 1 | 229 |
| Income tax expense (benefit) | 72 | (1) | 71 |
| Add: Other segment items[a] | 62 | — | 62 |
| Segment income (loss) / Net income | $ 446 | $ (5) | $ 441 |
| Capital expenditures | $ 935 | $— | $ 935 |
| Segment assets | 15,726 | 1 | 15,727 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Year Ended December 31, 2023 | | |
|---|---|---|---|
| | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 3,399 | $ — | $ 3,399 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 1,217 | $ — | $ 1,217 |
| Operation, maintenance and other | 695 | 18 | 713 |
| Depreciation and amortization | 666 | — | 666 |
| Property and other taxes | 59 | — | 59 |
| Impairment of assets and other charges | (1) | 1 | — |
| Interest expense | 213 | — | 213 |
| Income tax expense (benefit) | 115 | (5) | 110 |
| Add: Other segment items[a] | 77 | (1) | 76 |
| Segment income (loss) / Net income | $ 512 | $ (15) | $ 497 |
| Capital expenditures | $ 961 | $ — | $ 961 |
| Segment assets | 14,966 | (155) | 14,811 |

| (in millions) | Year Ended December 31, 2022 | | |
|---|---|---|---|
| | Electric Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 3,922 | $ — | $ 3,922 |
| Less: | | | |
| Fuel used in electric generation and purchased power | $ 1,819 | $ — | $ 1,819 |
| Operation, maintenance and other | 719 | 10 | 729 |
| Depreciation and amortization | 645 | — | 645 |
| Property and other taxes | 75 | — | 75 |
| Impairment of assets and other charges | 387 | 1 | 388 |
| Interest expense | 189 | — | 189 |
| Income tax expense (benefit) | (20) | (4) | (24) |
| Add: Other segment items[a] | 38 | (2) | 36 |
| Segment income (loss) / Net income | $ 146 | $ (9) | $ 137 |
| Capital expenditures | $ 877 | $ — | $ 877 |
| Segment assets | 14,864 | (210) | 14,654 |

(a) Other segment items includes Gains on sales of other assets and other, net, and Other income and expenses, net.

### Piedmont

Piedmont has one reportable segment, GU&I.

GU&I distributes and sells natural gas in North Carolina, South Carolina and Tennessee. GU&I conducts operations primarily through Piedmont. The remainder of Piedmont's operations is presented as Other.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| (in millions) | Year Ended December 31, 2024 | | |
| | Gas Utilities and Infrastructure | Eliminations/ Other | Total |
| --- | --- | --- | --- |
| Total revenues | $ 1,729 | $— | $ 1,729 |
| Less: | | | |
| Cost of natural gas | $ 423 | $— | $ 423 |
| Operation, maintenance and other | 355 | 4 | 359 |
| Depreciation and amortization | 261 | — | 261 |
| Property and other taxes | 55 | — | 55 |
| Interest expense | 185 | — | 185 |
| Income tax expense (benefit) | 94 | 1 | 95 |
| Other Segment Items | | | |
| Add: Equity in earnings of unconsolidated affiliates | — | 8 | 8 |
| Add: Other[a] | 54 | — | 54 |
| Segment income (loss) / Net income | $ 410 | $ 3 | $ 413 |
| Capital expenditures | $ 1,025 | $— | $ 1,025 |
| Segment assets | 11,707 | 92 | 11,799 |

| (in millions) | Year Ended December 31, 2023 | | |
| | Gas Utilities and Infrastructure | Eliminations/ Other | Total |
| --- | --- | --- | --- |
| Total revenues | $ 1,628 | $— | $ 1,628 |
| Less: | | | |
| Cost of natural gas | $ 430 | $— | $ 430 |
| Operation, maintenance and other | 336 | 8 | 344 |
| Depreciation and amortization | 237 | — | 237 |
| Property and other taxes | 59 | — | 59 |
| Impairment of assets and other charges | (4) | — | (4) |
| Interest expense | 165 | — | 165 |
| Income tax expense (benefit) | 84 | — | 84 |
| Other Segment Items | | | |
| Add: Equity in earnings of unconsolidated affiliates | — | 9 | 9 |
| Add: Other[a] | 59 | (2) | 57 |
| Segment income (loss) / Net income | $ 380 | $ (1) | $ 379 |
| Capital expenditures | $ 1,036 | $— | $ 1,036 |
| Segment assets | 10,978 | 89 | 11,067 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| | Year Ended December 31, 2022 | | |
| --- | --- | --- | --- |
| (in millions) | Gas Utilities and Infrastructure | Eliminations/ Other | Total |
| Total revenues | $ 2,124 | $— | $ 2,124 |
| Less: | | | |
| Cost of natural gas | $ 1,015 | $— | $ 1,015 |
| Operation, maintenance and other | 360 | 8 | 368 |
| Depreciation and amortization | 222 | — | 222 |
| Property and other taxes | 57 | — | 57 |
| Impairment of assets and other charges | — | 18 | 18 |
| Interest expense | 140 | — | 140 |
| Income tax expense (benefit) | 43 | (4) | 39 |
| Other Segment Items | | | |
| Add: Equity in earnings of unconsolidated affiliates | — | 8 | 8 |
| Add: Other[(a)] | 47 | 3 | 50 |
| Segment income (loss) / Net income | $ 334 | $(11) | $ 323 |
| Capital expenditures | $ 862 | $— | $ 862 |
| Segment assets | 10,243 | 92 | 10,335 |

(a)   Other includes Gains on sales of other assets and other, net, and Other income and expenses, net.

## 4.   REGULATORY MATTERS

### REGULATORY ASSETS AND LIABILITIES

The Duke Energy Registrants record regulatory assets and liabilities that result from the ratemaking process. See Note 1 for further information.

The following tables present the regulatory assets and liabilities recorded on the Consolidated Balance Sheets of Duke Energy and Progress Energy. See separate tables below for balances by individual registrant.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Duke Energy December 31, 2024 | Duke Energy December 31, 2023 | Progress Energy December 31, 2024 | Progress Energy December 31, 2023 |
|---|---|---|---|---|
| **Regulatory Assets** | | | | |
| AROs – coal ash | $ 3,384 | $ 3,214 | $1,335 | $1,230 |
| Accrued pension and OPEB | 2,524 | 2,389 | 828 | 757 |
| Storm cost deferrals | 1,951 | 407 | 1,238 | 298 |
| Storm cost securitized balance, net | 1,023 | 890 | 822 | 682 |
| AROs – nuclear and other | 952 | 1,179 | 905 | 1,127 |
| Nuclear asset securitized balance, net | 771 | 830 | 771 | 830 |
| Debt fair value adjustment | 719 | 774 | — | — |
| COR regulatory asset | 646 | 371 | 571 | 337 |
| Deferred fuel and purchased power | 588 | 2,486 | 282 | 1,173 |
| Hedge costs deferrals | 352 | 749 | 126 | 323 |
| PISCC and deferred operating expenses | 331 | 357 | 37 | 42 |
| Retired generation facilities | 281 | 275 | 202 | 220 |
| Customer connect project | 257 | 260 | 116 | 125 |
| Grid Deferral | 255 | 210 | 54 | 51 |
| Incremental COVID-19 expenses | 231 | 237 | 89 | 80 |
| Vacation accrual | 228 | 228 | 43 | 43 |
| Deferred asset – Lee and Harris COLA | 215 | 252 | 10 | 15 |
| Advanced metering infrastructure (AMI) | 204 | 243 | 70 | 92 |
| Demand side management (DSM) / Energy efficiency (EE) | 199 | 201 | 199 | 191 |
| CEP deferral | 195 | 193 | — | — |
| NCEMPA deferrals | 179 | 172 | 179 | 172 |
| Decoupling | 162 | 115 | 32 | 15 |
| Nuclear deferral | 134 | 131 | 53 | 42 |
| Deferred pipeline integrity costs | 129 | 133 | — | — |
| COR settlement | 110 | 115 | 29 | 30 |
| Coal plant securitization | 102 | 8 | 39 | 8 |
| Derivatives – natural gas supply contracts | 94 | 147 | — | — |
| Deferred coal ash handling system costs | 77 | 86 | 17 | 21 |
| Qualifying facility contract buyouts | 62 | 68 | 62 | 68 |
| Tennessee ARM Deferral | 33 | 20 | — | — |
| Network Integration Transmission Services deferral | 31 | 31 | — | — |
| Transmission expansion obligation | 31 | 30 | — | — |
| East Bend deferrals | 24 | 28 | — | — |
| Propane caverns | 24 | 26 | — | — |
| Other | 512 | 411 | 156 | 119 |
| Total regulatory assets | 17,010 | 17,266 | 8,265 | 8,091 |
| Less: Current portion | 2,756 | 3,648 | 1,647 | 1,661 |
| Total noncurrent regulatory assets | $14,254 | $13,618 | $6,618 | $6,430 |
| **Regulatory Liabilities** | | | | |
| COR regulatory liability | $ 5,436 | $ 5,497 | $2,984 | $2,805 |
| Net regulatory liability related to income taxes | 5,397 | 5,901 | 1,884 | 2,008 |
| AROs – nuclear and other | 2,289 | 1,673 | — | — |
| Deferred Nuclear PTC | 676 | — | 95 | — |
| Hedge cost deferrals | 583 | 443 | 281 | 208 |
| Renewable energy credits | 241 | 237 | 139 | 138 |
| Accrued pension and OPEB | 232 | 266 | 12 | — |
| Deferred fuel and purchased power | 223 | 137 | 94 | 14 |
| DSM / EE | 58 | 89 | — | — |
| DOE Settlement | — | 32 | — | 32 |
| Other | 984 | 1,133 | 291 | 296 |
| Total regulatory liabilities | 16,119 | 15,408 | 5,780 | 5,501 |
| Less: Current portion | 1,425 | 1,369 | 522 | 418 |
| Total noncurrent regulatory liabilities | $14,694 | $14,039 | $5,258 | $5,083 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

Descriptions of regulatory assets and liabilities summarized in the tables above and below follow. See tables below for recovery and amortization periods at the separate registrants.

**AROs – coal ash.** Represents deferred depreciation and accretion related to the legal obligation to close ash basins. The costs are deferred until recovery treatment has been determined. See Notes 1 and 10 for additional information.

**AROs – nuclear and other.** Represents regulatory assets or liabilities, including deferred depreciation and accretion, related to legal obligations associated with the future retirement of property, plant and equipment, excluding amounts related to coal ash. The AROs relate primarily to decommissioning nuclear power facilities. The amounts also include certain deferred gains and losses on NDTF investments. See Notes 1 and 10 for additional information.

**Deferred fuel and purchased power.** Represents certain energy-related costs that are recoverable or refundable as approved by the applicable regulatory body.

**Accrued pension and OPEB.** Accrued pension and OPEB represent regulatory assets and liabilities related to each of the Duke Energy Registrants' respective shares of unrecognized actuarial gains and losses and unrecognized prior service cost and credit attributable to Duke Energy's pension plans and OPEB plans. The regulatory asset or liability is amortized with the recognition of actuarial gains and losses and prior service cost and credit to net periodic benefit costs for pension and OPEB plans. The accrued pension and OPEB regulatory assets are expected to be recovered primarily over the average remaining service periods or life expectancies of employees covered by the benefit plans. See Note 23 for additional detail.

**Storm cost securitized balance, net.** Represents the North Carolina portion of storm restoration expenditures related to Hurricane Florence, Hurricane Michael, Hurricane Dorian and Winter Storm Diego (2018 and 2019 events). The South Carolina portion of storm restoration expenditures are related to 2014 Ice Storms Pax and Ulysses, Hurricane Matthew, Hurricane Florence, Hurricane Michael, Hurricane Dorian, and Winter Storms Izzy and Jasper.

**Nuclear asset securitized balance, net.** Represents the balance associated with Crystal River Unit 3 retirement approved for recovery by the FPSC on September 15, 2015, and the upfront financing costs securitized in 2016 with issuance of the associated bonds. The regulatory asset balance is net of the AFUDC equity portion.

**Debt fair value adjustment.** Purchase accounting adjustments recorded at the Duke Energy (Parent) level to state the carrying value of debt at fair value in connection with the Duke Energy mergers with Progress Energy in 2012 and Piedmont in 2016. Amount is amortized over the life of the related debt.

**Hedge costs deferrals.** Amounts relate to realized and unrealized gains and losses on derivatives recorded as a regulatory asset or liability, respectively, until the contracts are settled.

**Storm cost deferrals.** Represents deferred incremental costs incurred related to major weather-related events.

**COR regulatory asset.** Represents the excess of spend over funds received from customers to cover the future removal of property, plant and equipment from retired or abandoned sites as property is retired, net of certain deferred gains on NDTF investments.

**PISCC and deferred operating expenses.** Represents deferred depreciation and operating expenses as well as carrying costs on the portion of capital expenditures placed in service but not yet reflected in retail rates as plant in service.

**Retired generation facilities.** Represents amounts to be recovered for facilities that have been retired and are probable of recovery.

**Deferred asset – Lee and Harris COLA.** Represents deferred costs incurred for the canceled Lee and Harris nuclear projects.

**Customer connect project.** Represents incremental operating expenses and carrying costs on deferred amounts related to the deployment of the new customer information system.

**AMI.** Represents deferred costs related to the installation of AMI meters and remaining net book value of non-AMI meters to be replaced at Duke Energy Carolinas, net book value of existing meters at Duke Energy Florida, Duke Energy Progress and Duke Energy Ohio and future recovery of net book value of electromechanical meters that have been replaced with AMI meters at Duke Energy Indiana.

**Incremental COVID-19 expenses.** Represents incremental costs related to ensuring continuity and quality of service in a safe manner during the COVID-19 pandemic.

**Vacation accrual.** Represents vacation entitlement, which is generally recovered in the following year.

**Grid deferral.** Represents deferred incremental operation and maintenance expense, depreciation and property taxes associated with grid improvement plans.

**DSM/EE.** Deferred costs related to various DSM and EE programs recoverable or refundable as approved by the applicable regulatory body.

**CEP deferral.** Represents deferred depreciation, PISCC and deferred property tax for Duke Energy Ohio Gas capital assets for the CEP.

**NCEMPA deferrals.** Represents retail allocated cost deferrals and returns associated with the additional ownership interest in assets acquired from NCEMPA in 2015.

**Derivatives – natural gas supply contracts.** Represents costs for certain long-dated, fixed quantity forward natural gas supply contracts, which are recoverable through PGA clauses.

**Deferred pipeline integrity costs.** Represents pipeline integrity management costs in compliance with federal regulations.

**Nuclear deferral.** Includes amounts related to nuclear plant outage and refueling costs, which are deferred and recovered over the nuclear fuel cycle.

**COR settlement.** Represents approved COR settlements that are being amortized over the average remaining lives, at the time of approval, of the associated assets.

**Decoupling.** Relates primarily to margin and revenue decoupling.

**Deferred coal ash handling system costs.** Represents deferred depreciation and returns associated with capital assets related to converting the ash handling system from wet to dry.

**Qualifying facility contract buyouts.** Represents termination payments for regulatory recovery through the capacity clause.

**Network Integration Transmission Services deferral.** Represents a deferral of costs and return related transmission costs.

**Transmission expansion obligation.** Represents transmission expansion obligations related to Duke Energy Ohio's withdrawal from MISO.

**East Bend deferrals.** Represents amounts to be recovered for deferred costs and depreciation related to the East Bend station.

**Propane Caverns.** Represents amounts for costs related to propane inventory, the net book value of remaining assets and decommissioning costs at Duke Energy Ohio.

**Tennessee ARM Deferral.** Represents amounts to be recovered for uncollected revenue for 2022 and deferred depreciation and carrying costs on the portion of capital expenditures placed in service but not yet reflected in rates.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

*Coal Plant Securitization.* Represents the North Carolina portion of incremental depreciation and net book value of certain coal-fired plants to be recovered in a future securitization.

*Net regulatory liability related to income taxes*. Amounts for all registrants include regulatory liabilities related primarily to impacts from the Tax Act. See Note 24 for additional information. Amounts have no immediate impact on rate base as regulatory assets are offset by deferred tax liabilities.

*COR regulatory liability.* Represents funds received from customers to cover the future removal of property, plant and equipment from retired or abandoned sites as property is retired. Also includes certain deferred gains on NDTF investments.

*DOE Settlement.* Represents litigation settlement funds received resulting from the DOE's failure to accept spent nuclear fuel and other radioactive waste from the Crystal River Unit 3 during 2014-2018 as required under the Nuclear Waste Policy Act.

*Deferred Nuclear PTC.* Represents the net realizable value of nuclear PTCs that will be passed back to customers over time.

*Renewable Energy Credits.* Represents certificates for the environmental benefits of renewable energy that will be returned to customers in a future period.

#### RESTRICTIONS ON THE ABILITY OF CERTAIN SUBSIDIARIES TO MAKE DIVIDENDS, ADVANCES AND LOANS TO DUKE ENERGY

As a condition to the approval of merger transactions, the NCUC, PSCSC, PUCO, KPSC and IURC imposed conditions on the ability of Duke Energy Carolinas, Duke Energy Progress, Duke Energy Ohio, Duke Energy Kentucky, Duke Energy Indiana and Piedmont to transfer funds to Duke Energy through loans or advances, as well as restricted amounts available to pay dividends to Duke Energy. Certain subsidiaries may transfer funds to the Parent by obtaining approval of the respective state regulatory commissions. These conditions imposed restrictions on the ability of the public utility subsidiaries to pay cash dividends as discussed below.

Duke Energy Progress and Duke Energy Florida also have restrictions imposed by their first mortgage bond indentures, which in certain circumstances, limit their ability to make cash dividends or distributions on common stock. Amounts restricted as a result of these provisions were not material at December 31, 2024.

Additionally, certain other subsidiaries of Duke Energy have restrictions on their ability to dividend, loan or advance funds to Duke Energy due to specific legal or regulatory restrictions, including, but not limited to, minimum working capital and tangible net worth requirements.

The restrictions discussed below were not a material amount of Duke Energy's and Progress Energy's net assets at December 31, 2024.

#### Duke Energy Carolinas

Duke Energy Carolinas must limit cumulative distributions subsequent to mergers to (i) the amount of retained earnings on the day prior to the closing of the mergers, plus (ii) any future earnings recorded.

#### Duke Energy Progress

Duke Energy Progress must limit cumulative distributions subsequent to the mergers between Duke Energy and Progress Energy and Duke Energy and

Piedmont to (i) the amount of retained earnings on the day prior to the closing of the respective mergers, plus (ii) any future earnings recorded.

#### Duke Energy Ohio

Duke Energy Ohio will not declare and pay dividends out of capital or unearned surplus without the prior authorization of the PUCO. Duke Energy Ohio received FERC and PUCO approval to pay dividends from its equity accounts that are reflective of the amount that it would have in its retained earnings account had push-down accounting for the Cinergy merger not been applied to Duke Energy Ohio's balance sheet. The conditions include a commitment from Duke Energy Ohio that equity, adjusted to remove the impacts of push-down accounting, will not fall below 30% of total capital.

Duke Energy Kentucky is required to pay dividends solely out of retained earnings and to maintain a minimum of 35% equity in its capital structure.

#### Duke Energy Indiana

Duke Energy Indiana must limit cumulative distributions subsequent to the merger between Duke Energy and Cinergy to (i) the amount of retained earnings on the day prior to the closing of the merger, plus (ii) any future earnings recorded. In addition, Duke Energy Indiana will not declare and pay dividends out of capital or unearned surplus without prior authorization of the IURC.

#### Piedmont

Piedmont must limit cumulative distributions subsequent to the acquisition of Piedmont by Duke Energy to (i) the amount of retained earnings on the day prior to the closing of the merger, plus (ii) any future earnings recorded.

#### RATE-RELATED INFORMATION

The NCUC, PSCSC, FPSC, IURC, PUCO, TPUC and KPSC approve rates for retail electric and natural gas services within their states. The FERC approves rates for electric sales to wholesale customers served under cost-based rates (excluding Ohio and Indiana), as well as sales of transmission service. For open regulatory matters, unless otherwise noted, the Subsidiary Registrants and Duke Energy Kentucky cannot predict the outcome or ultimate resolution of their respective matters.

As discussed further below, the Subsidiary Registrants were impacted by significant storms in 2024:

- In August 2024, Hurricane Debby made landfall in Florida as a Category 1 storm, impacting primarily the Duke Energy Florida territory as well as the Duke Energy Carolinas and Duke Energy Progress territories in North Carolina and South Carolina. Approximately 700,000 customers were impacted across Duke Energy's system.

- In September 2024, Hurricane Helene made landfall in Florida as a Category 4 storm and subsequently impacted all of Duke Energy's service territories as the storm moved inland, with the most severe damage occurring in the Duke Energy Florida territory and the Duke Energy Carolinas and Duke Energy Progress territories in North Carolina and South Carolina. Approximately 3.5 million customers were impacted across Duke Energy's system.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

- In October 2024, Hurricane Milton made landfall in Florida as a Category 3 storm, impacting more than 1 million customers in the Duke Energy Florida territory.

Each Subsidiary Registrant is responsible for the restoration of service within its respective service territory and the recovery of related storm costs, including financing costs and, as applicable, the replenishment of storm-related reserves. The Subsidiary Registrants are pursuing all available avenues to recover storm-related costs, including insurance recovery and the securitization for certain costs, where applicable. Total estimated costs for storm restoration and rebuilding of infrastructure, including capital expenditures, for hurricanes Debby, Helene and Milton, net of expected insurance recoveries, are estimated to be approximately $2.8 billion, of which approximately $2.6 billion had been incurred as of December 31, 2024, with $0.2 billion estimated to be incurred for rebuilding in 2025. The following shows the total cost estimates for the registrants that were primarily impacted:

| (in millions) | Cost Estimate[a] |
| --- | --- |
| Duke Energy Carolinas | $1,150 |
| Duke Energy Progress | 450 |
| Duke Energy Florida | 1,150 |

(a)  These estimates could change as the rebuilding of infrastructure is finalized. Duke Energy Florida was the only jurisdiction materially impacted by Hurricane Milton.

**Duke Energy Carolinas and Duke Energy Progress**

*Hurricanes Ian, Debby and Helene*

In 2022, Hurricane Ian inflicted severe damage to the Duke Energy Carolinas and Duke Energy Progress territories in North Carolina and South Carolina. Total operation and maintenance expenses incurred for restoration efforts were approximately $95 million, with an additional $8 million in capital investments. Approximately $87 million of the operation and maintenance expenses were deferred in Regulatory assets within Other Noncurrent Assets on the Consolidated Balance Sheets as of December 31, 2023 ($32 million and $55 million for Duke Energy Carolinas and Duke Energy Progress, respectively). As of December 31, 2024, $34 million for Duke Energy Carolinas and $47 million for Duke Energy Progress were deferred in Regulatory assets within Other Noncurrent Assets on the Consolidated Balance Sheets.

In 2024, Hurricanes Debby and Helene significantly impacted the Duke Energy Carolinas and Duke Energy Progress territories in North Carolina and South Carolina. As of December 31, 2024, total operation and maintenance expenses incurred for restoration and rebuilding of infrastructure, were approximately $860 million ($612 million and $248 million for Duke Energy Carolinas and Duke Energy Progress, respectively), with an additional $548 million in capital investments ($402 million and $146 million for Duke Energy Carolinas and Duke Energy Progress, respectively). Approximately $802 million of the operation and maintenance expenses are deferred in Regulatory assets within Other Noncurrent Assets on the Consolidated Balance Sheets as of December 31, 2024 ($583 million and $219 million for Duke Energy Carolinas and Duke Energy Progress, respectively). These amounts are net of expected insurance recoveries and could change going forward as the rebuilding of infrastructure is finalized.

Duke Energy Carolinas and Duke Energy Progress have regulatory tools to recover storm costs including deferral and securitization. In December 2024, Duke Energy Carolinas and Duke Energy Progress filed their joint petition for review and approval of storm recovery costs (Phase 1) with the NCUC to securitize

the North Carolina-retail allocable share of storm costs associated with Hurricanes Helene, Debby and Ian, as well as Hurricane Zeta and Winter Storm Izzy, and the establishment of storm reserves for $200 million at Duke Energy Carolinas and $100 million at Duke Energy Progress. On February 3, 2025, Duke Energy Carolinas and Duke Energy Progress filed their joint petition for financing orders (Phase 2). In February 2025, Duke Energy Carolinas and Duke Energy Progress reached a settlement agreement with the North Carolina Public Staff and other intervening parties that resolves all issues between the parties in the Phase 1 proceeding and removes the establishment of storm reserves from the securitization proceeding. Further, the settlement outlines agreement on certain issues in the Phase 2 proceeding. The evidentiary hearing was held on February 13, 2025. Orders from the NCUC are expected by April 2025 in the Phase 1 proceeding and by June 2025 in the Phase 2 proceeding. Subject to NCUC approvals, Duke Energy Carolinas and Duke Energy Progress expect to securitize the North Carolina-retail allocable share of storm costs by the end of 2025.

On February 17, 2025, Duke Energy Carolinas and Duke Energy Progress filed with the PSCSC notice of intent to file a Joint Petition for Financing Orders no earlier than 30 days from the date of the notice, seeking authority to recover the South Carolina-retail allocable share of storm costs associated with Hurricane Helene through securitization. Such petition is contingent upon the resolution of South Carolina legislative provisions relevant to storm recovery financing.

*Nuclear Station Subsequent License Renewal*

On June 7, 2021, Duke Energy Carolinas filed a subsequent license renewal (SLR) application for the Oconee Nuclear Station (ONS) with the U.S. Nuclear Regulatory Commission (NRC) to renew ONS's operating license for an additional 20 years. The SLR would extend operations of the facility from 60 to 80 years. The current licenses for units 1 and 2 expire in 2033 and the license for unit 3 expires in 2034.

In December 2022, the NRC issued the Safety Evaluation Report (SER) for the safety portion of the SLR application. The NRC determined Duke Energy Carolinas met the requirements of the applicable regulations and identified actions that have been taken or will be taken to manage the effects of aging and address time-limited analyses. In February 2023, the Advisory Committee on Reactor Safeguards issued a report to the NRC on the safety aspects of the Oconee SLR application, which concluded that the established programs and commitments made by Duke Energy Carolinas to manage age-related degradation provide confidence that Oconee can be operated in accordance with its current licensing basis for the subsequent period of extended operation without undue risk to the health and safety of the public and the SLR application for Oconee should be approved.

In December 2022, the NRC published a notice in the Federal Register that the NRC would conduct a limited scoping process to gather additional information necessary to prepare an environmental impact statement (EIS) to evaluate the environmental impacts at Oconee during the SLR period. The NRC received comments from the Sierra Club and Beyond Nuclear (Petitioners) and the EPA identifying 18 potential impacts that should be considered by the NRC in the EIS, including climate change and flooding, environmental justice, severe accidents and external events. In February 2024, the NRC issued the Oconee site-specific draft EIS. In April 2024, the Petitioners filed a Hearing Request, which proposed three contentions and in June 2024, the Atomic Safety and Licensing Board (ASLB) convened a pre-hearing conference. On January 17, 2025, the ASLB issued a decision on contention admissibility

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

denying the Petitioners' hearing request. In January 2025, the NRC issued the final EIS and on February 17, 2025, the EPA issued a Notice of Availability for the final EIS. A decision on the SLR for ONS is anticipated from the NRC in the first half of 2025.

Duke Energy Carolinas and Duke Energy Progress intend to seek renewal of operating licenses and 20-year license extensions for all of their nuclear stations.

**Duke Energy Carolinas**

*Regulatory Assets and Liabilities*

The following tables present the regulatory assets and liabilities recorded on Duke Energy Carolinas' Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | December 31, 2023 | Earns/Pays a Return | Recovery/Refund Period Ends |
|---|---|---|---|---|
| **Regulatory Assets**[a] | | | | |
| AROs – coal ash | **$1,481** | $1,559 | (g) | (b) |
| Storm cost deferrals | **691** | 97 | Yes | (b) |
| Accrued pension and OPEB | **668** | 671 | | (h) |
| Deferred fuel and purchased power | **298** | 1,293 | (e) | 2026 |
| Deferred asset – Lee COLA | **205** | 237 | | (b) |
| Hedge costs deferrals | **202** | 405 | | (b) |
| Storm cost securitized balance, net | **201** | 208 | Yes | 2041 |
| Grid Deferral[c] | **201** | 159 | Yes | (b) |
| Incremental COVID-19 expenses | **137** | 152 | Yes | (b) |
| AMI[c] | **114** | 125 | Yes | (b) |
| Vacation accrual | **86** | 87 | | 2025 |
| Nuclear deferral | **81** | 89 | | 2026 |
| COR settlement[c] | **81** | 85 | Yes | (b) |
| Coal plant securitization | **63** | — | Yes | (b) |
| Deferred coal ash handling system costs[c] | **60** | 65 | Yes | (b) |
| Customer connect project[c] | **54** | 58 | Yes | (b) |
| Retired generation facilities[c] | **54** | 26 | Yes | (b) |
| PISCC and deferred operating expenses | **42** | 48 | Yes | (b) |
| Decoupling | **24** | — | Yes | (b) |
| Other | **141** | 116 | | (b) |
| Total regulatory assets | **4,884** | 5,480 | | |
| Less: Current portion | **685** | 1,564 | | |
| Total noncurrent regulatory assets | **$4,199** | $3,916 | | |
| **Regulatory Liabilities**[a] | | | | |
| AROs – nuclear and other | **$2,289** | 1,673 | | (b) |
| Net regulatory liability related to income taxes[d] | **1,951** | $2,200 | Yes | (b) |
| COR regulatory liability[c] | **1,479** | 1,641 | Yes | (f) |
| Deferred Nuclear PTC | **581** | — | Yes | 2030 |
| Hedge cost deferrals | **199** | 158 | | (b) |
| Deferred fuel and purchased power | **108** | 85 | (e) | 2026 |
| Renewable energy credits | **102** | 99 | Yes | (b) |
| DSM / EE[c] | **53** | 87 | Yes | (i) |
| Accrued pension and OPEB | **35** | 106 | | (h) |
| Other | **413** | 528 | | (b) |
| Total regulatory liabilities | **7,210** | 6,577 | | |
| Less: Current portion | **618** | 587 | | |
| Total noncurrent regulatory liabilities | **$6,592** | $5,990 | | |

(a) Regulatory assets and liabilities are excluded from rate base unless otherwise noted.

(b) The expected recovery or refund period varies or has not been determined.

(c) Included in rate base.

(d) Includes regulatory liabilities related to the change in the federal tax rate as a result of the Tax Act and the change in the North Carolina tax rate. Portions are included in rate base.

(e) Pays interest on over-recovered costs in North Carolina. Includes certain purchased power costs in North Carolina and South Carolina and costs of distributed energy in South Carolina. The asset balance principally relates to North Carolina costs while the liability balance relates to South Carolina.

(f) Recovered over the life of the associated assets.

(g) Earns a debt and equity return on coal ash expenditures for North Carolina and South Carolina retail customers as permitted by various regulatory orders.

(h) Recovered primarily over the average remaining service periods or life expectancies of employees covered by the benefit plans. See Note 23 for additional detail.

(i) Includes incentives on DSM/EE investments and is recovered or refunded through an annual rider mechanism.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

*2023 North Carolina Rate Case*

In January 2023, Duke Energy Carolinas filed a PBR application with the NCUC to request an increase in base rate retail revenues. The PBR application included an MYRP to recover projected capital investments during the three-year MYRP period. In addition to the MYRP, the PBR application included an Earnings Sharing Mechanism, Residential Decoupling Mechanism and Performance Incentive Mechanisms (PIMS) as required by HB 951.

In August 2023, Duke Energy Carolinas filed with the NCUC a partial settlement with the Public Staff in connection with its PBR application. The partial settlement included, among other things, agreement on a substantial portion of the North Carolina retail rate base for the historic base case of approximately $19.5 billion and all of the capital projects and related costs to be included in the three-year MYRP, including $4.6 billion (North Carolina retail allocation) projected to go in service over the MYRP period. Additionally, the partial settlement included agreement, with certain adjustments, on depreciation rates, the recovery of grid improvement plan costs and PIMs, Tracking Metrics and the Residential Decoupling Mechanism under the PBR application. On August 28, 2023, Duke Energy Carolinas filed with the NCUC a second partial settlement with the Public Staff resolving additional issues, including the future treatment of nuclear production tax credits related to the IRA, through a stand-alone rider that would provide the benefits to customers. This stand-alone rider was effective in rates beginning January 1, 2025.

On December 15, 2023, the NCUC issued an order approving Duke Energy Carolinas' PBR application, as modified by the partial settlements and the order, including an overall retail revenue increase of $436 million in Year 1, $174 million in Year 2 and $158 million in Year 3, for a combined total of $768 million. The order established an ROE of 10.1% based upon an equity ratio of 53% and approved, with certain adjustments, depreciation rates and the recovery of grid improvement plan costs and certain deferred COVID-related costs. Additionally, the Residential Decoupling Mechanism and PIMs were approved as requested under the PBR application and revised by the partial settlements. As a result of the partial settlements and the order, Duke Energy Carolinas recognized pretax charges of $29 million within Impairment of assets and other charges, and $8 million within Operations, maintenance and other, for the year ended December 31, 2023, on the Consolidated Statements of Operations. Duke Energy Carolinas implemented interim rates on September 1, 2023. New revised Year 1 rates and the residential decoupling were implemented on January 15, 2024.

In February 2024, a number of parties filed Notices of Appeal of the December 15, 2023 NCUC order. Notices of Appeal were filed by the Carolina Industrial Group for Fair Utility Rates (CIGFUR) III, a collection of various electric membership corporations (collectively, the EMCs), and the North Carolina Attorney General's Office (the AGO). CIGFUR III and the EMCs appealed the interclass subsidy reduction percentage and the Transmission Cost Allocation stipulation. In addition, CIGFUR III appealed the NCUC's elimination of the equal percentage fuel cost allocation methodology. The AGO appealed several issues including the authorized ROE and certain rate design and accounting matters. On March 1, 2024, Carolina Utility Customers Association, Inc. appealed several issues, including the authorized ROE and certain rate design and accounting matters. In July 2024, the Supreme Court of North Carolina consolidated the appeal with the parallel appeal of the NCUC's order regarding

the Duke Energy Progress PBR application. Briefing is complete and oral argument occurred on February 13, 2025. Duke Energy Carolinas anticipates a decision to be issued no later than the fourth quarter of 2025.

*2024 South Carolina Rate Case*

In January 2024, Duke Energy Carolinas filed a rate case with the PSCSC to request an increase in base rate retail revenues. In May 2024, Duke Energy Carolinas and the Office of Regulatory Staff, as well as other consumer, environmental, and industrial intervening parties, filed an Agreement and Stipulation of Settlement resolving all issues in the base rate proceeding. The major components of the settlement include a $240 million annual customer rate increase, prior to a reduction from the accelerated return to customers of federal unprotected Property, Plant and Equipment related EDIT of $84 million annually over the first two years. The stipulation includes an ROE of 9.94% with an equity ratio of 51.21% and resolves recovery of the Company's continued investments in the grid, its new corporate headquarters and environmental compliance costs. The PSCSC held a hearing in May 2024, to consider evidence supporting the stipulation. On July 3, 2024, the PSCSC issued its final order approving an increase in base rates and approving nearly all components of the Agreement and Stipulation of Settlement. The order revised recovery of certain environmental compliance costs, the only provision of the settlement agreement not fully approved by the PSCSC. As a result, Duke Energy Carolinas recognized pretax charges of $33 million within Impairment of assets and other charges, $2 million within Operations, maintenance and other, partially offset by an $11 million reduction in Interest expense, for the year ended December 31, 2024, on the Consolidated Statements of Operations. Based upon the order, after accelerating the EDIT giveback to customers, the net rate increase is $150 million annually for the first two years. Revised customer rates were effective August 1, 2024, and are based upon a South Carolina retail rate base of $7.4 billion.

*Marshall Combustion Turbines CPCN*

In March 2024, Duke Energy Carolinas filed with the NCUC an application to construct and operate two hydrogen-capable advanced-class simple-cycle CTs at the site of the existing Marshall Steam Station. The two new CTs – totaling approximately 850 MW – will enable the retirement of Marshall coal units 1 and 2 and provide incremental capacity to support system capacity needs and expanded flexibility to support integration of renewables. Pending regulatory approvals, construction is planned to start in 2026, and the CTs are targeted to be placed into service by the end of 2028. As part of the application, Duke Energy Carolinas noted that Construction Work in Progress for the proposed facility will accrue AFUDC and will not be in rate base, resulting in no impact on Duke Energy Carolinas' North Carolina retail revenue requirement during the construction period. The 2029 North Carolina retail revenue requirement for the proposed facility is estimated to be $104 million, representing an approximate average retail rate increase of 2.2% across all classes. The expert witness hearing concluded in August 2024. On December 2, 2024, the NCUC issued its order granting the CPCN authorizing the construction of the two CTs. Additionally, on December 19, 2024, the NCDEQ issued final air permits for the CTs.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### Duke Energy Progress

#### *Regulatory Assets and Liabilities*

The following tables present the regulatory assets and liabilities recorded on Duke Energy Progress' Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | 2023 | Earns/Pays a Return | Recovery/Refund Period Ends |
|---|---|---|---|---|
| **Regulatory Assets**[a] | | | | |
| AROs – coal ash | **$1,322** | $1,218 | (g) | (b) |
| AROs – nuclear and other | **900** | 1,110 | | (c) |
| Storm cost securitized balance, net | **822** | 682 | Yes | (b) |
| Accrued pension and OPEB | **439** | 408 | | (j) |
| Deferred fuel and purchased power | **277** | 579 | (e) | 2026 |
| Storm cost deferrals | **276** | 228 | Yes | (b) |
| DSM/EE[d] | **188** | 182 | Yes | (h) |
| NCEMPA deferrals[d] | **179** | 172 | (f) | 2042 |
| Retired generation facilities[d] | **108** | 126 | Yes | (b) |
| Incremental COVID-19 expenses | **89** | 80 | | (b) |
| Hedge costs deferrals | **85** | 260 | | (b) |
| AMI[d] | **54** | 68 | Yes | (b) |
| Grid Deferral[d] | **54** | 51 | Yes | (b) |
| Nuclear deferral | **53** | 42 | | 2026 |
| Customer connect project[d] | **45** | 49 | Yes | (b) |
| Vacation accrual | **43** | 43 | | 2025 |
| Coal plant securitization | **39** | 8 | Yes | (b) |
| PISCC and deferred operating expenses | **37** | 42 | Yes | 2054 |
| Decoupling | **32** | 15 | Yes | (b) |
| COR settlement[d] | **29** | 30 | Yes | (b) |
| Deferred coal ash handling system costs[d] | **17** | 21 | Yes | (b) |
| Deferred asset – Harris COLA | **10** | 15 | | (b) |
| Other | **83** | 59 | | (b) |
| Total regulatory assets | **5,181** | 5,488 | | |
| Less: Current portion | **626** | 942 | | |
| Total noncurrent regulatory assets | **$4,555** | $4,546 | | |
| **Regulatory Liabilities**[a] | | | | |
| COR regulatory liability | **$2,984** | 2,805 | | (i) |
| Net regulatory liability related to income taxes[k] | **1,320** | $1,420 | Yes | (b) |
| Hedge cost deferrals | **151** | 87 | | (b) |
| Renewable energy credits | **139** | 138 | Yes | (b) |
| Deferred Nuclear PTC | **95** | — | Yes | (b) |
| Accrued pension and OPEB | **12** | — | | (j) |
| Deferred fuel and purchased power | **10** | 14 | (e) | 2026 |
| Other | **207** | 211 | | (b) |
| Total regulatory liabilities | **4,918** | 4,675 | | |
| Less: Current portion | **348** | 300 | | |
| Total noncurrent regulatory liabilities | **$4,570** | $4,375 | | |

(a) Regulatory assets and liabilities are excluded from rate base unless otherwise noted.
(b) The expected recovery or refund period varies or has not been determined.
(c) Recovery period for costs related to nuclear facilities runs through the decommissioning period of each unit.
(d) Included in rate base.
(e) Pays interest on over-recovered costs in North Carolina. Includes certain purchased power costs in North Carolina and South Carolina and costs of distributed energy in South Carolina. The asset balance principally relates to North Carolina costs while the liability balance relates to South Carolina.
(f) South Carolina retail allocated costs are earning a return.
(g) Earns a debt and equity return on coal ash expenditures for North Carolina and South Carolina retail customers as permitted by various regulatory orders.
(h) Includes incentives on DSM/EE investments and is recovered through an annual rider mechanism.
(i) Recovered over the life of the associated assets.
(j) Recovered primarily over the average remaining service periods or life expectancies of employees covered by the benefit plans. See Note 23 for additional detail.
(k) Includes regulatory liabilities related to the change in the federal tax rate as a result of the Tax Act and the change in the North Carolina tax rate. Portions are included in rate base.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

*2022 North Carolina Rate Case*

In October 2022, Duke Energy Progress filed a PBR application with the NCUC to request an increase in base rate retail revenues. The rate request before the NCUC included an MYRP to recover projected capital investments during the three-year MYRP period. In addition to the MYRP, the PBR Application included an Earnings Sharing Mechanism, Residential Decoupling Mechanism and PIMS as required by HB 951.

In April 2023, Duke Energy Progress filed with the NCUC a partial settlement with Public Staff, which included agreement on many aspects of Duke Energy Progress' three-year MYRP proposal. In May 2023, CIGFUR II joined this partial settlement and Public Staff and CIGFUR II filed a separate settlement reaching agreement on PIMs, Tracking Metrics and the Residential Decoupling Mechanism under the PBR application.

On August 18, 2023, the NCUC issued an order approving Duke Energy Progress' PBR application, as modified by the partial settlements and the order, including an overall retail revenue increase of $233 million in Year 1, $126 million in Year 2 and $135 million in Year 3, for a combined total of $494 million. Key aspects of the order include the approval of North Carolina retail rate base for the historic base case of approximately $12.2 billion and capital projects and related costs to be included in the three-year MYRP, including $3.5 billion (North Carolina retail allocation) projected to go in service over the MYRP period. The order established an ROE of 9.8% based upon an equity ratio of 53% equity and approved, with certain adjustments, depreciation rates and the recovery of grid improvement plan costs and certain deferred COVID-related costs. Additionally, the Residential Decoupling Mechanism and PIMs were approved as requested under the PBR Application and revised by the partial settlements. As a result of the order, Duke Energy Progress recognized pretax charges of $28 million within Impairment of assets and other charges, which primarily related to certain COVID-19 deferred costs, and $8 million within Operations, maintenance and other, for the year ended December 31, 2023, on the Consolidated Statements of Operations. Duke Energy Progress implemented interim rates on June 1, 2023, and implemented revised Year 1 rates and the residential decoupling on October 1, 2023.

In October 2023, CIGFUR II and Haywood Electric Membership Corporation each filed a Notice of Appeal of the August 18, 2023 NCUC order. Both parties were appealing certain matters that do not impact the overall revenue requirement in the rate case. Specifically, they appealed the interclass subsidy reduction percentage, and CIGFUR II also appealed the Customer Assistance Program and the equal percentage fuel cost allocation methodology. On November 6, 2023, the AGO filed a Notice of Cross Appeal of the NCUC's determination regarding the exclusion of electric vehicle revenue from the residential decoupling mechanism. On November 9, 2023, Duke Energy Progress, the Public Staff, CIGFUR II, and a number of other parties reached a settlement pursuant to which CIGFUR II agreed not to pursue its appeal of the Customer Assistance Program. In July 2024, the Supreme Court of North Carolina consolidated the appeal with the parallel appeal of the NCUC's order regarding the Duke Energy Carolinas PBR application. Briefing is complete and oral arguments occurred on February 13, 2025. Duke Energy Progress anticipates a decision to be issued no later than the fourth quarter of 2025.

*2023 South Carolina Storm Securitization*

On May 31, 2023, Duke Energy Progress filed a petition with the PSCSC requesting authorization for the financing of Duke Energy Progress' storm recovery costs through securitization due to storm recovery activities required

as a result of the following storms: Pax, Ulysses, Matthew, Florence, Michael, Dorian, Izzy and Jasper. On September 8, 2023, Duke Energy Progress filed a comprehensive settlement agreement with all parties on all cost recovery issues raised in the storm securitization proceeding.

The evidentiary hearing occurred in September 2023. On September 20, 2023, the PSCSC approved the comprehensive settlement agreement and on October 13, 2023, the PSCSC issued its financing order. The storm recovery bonds of $177 million were issued by Duke Energy Progress in April 2024 and storm recovery charges were effective May 1, 2024. See Notes 7 and 18 for more information.

*2022 South Carolina Rate Case*

On September 1, 2022, Duke Energy Progress filed an application with the PSCSC to request an increase in base rate retail revenues. On January 12, 2023, Duke Energy Progress and the ORS, as well as other consumer, environmental, and industrial intervening parties, filed a comprehensive Agreement and Stipulation of Settlement resolving all issues in the base rate proceeding. The major components of the stipulation include an ROE of 9.6% based upon an equity ratio of 52.43% along with the establishment of a storm reserve to help offset the costs of major storms. The stipulation provided for a $52 million annual customer rate increase prior to the reduction from the accelerated return to customers of federal unprotected Property, Plant and Equipment related EDIT; after extending the remaining EDIT giveback to customers to 33 months, the net annual retail rate increase is approximately $36 million. It also allowed continuation of deferral treatment of coal ash basin closure costs and supports an amortization period for remaining coal ash closure costs in this rate case of seven years. Duke Energy Progress agreed not to seek recovery of approximately $50 million of deferred coal ash expenditures related to retired sites in this rate case (South Carolina retail allocation). The 2021 Depreciation Study was accepted as proposed in this case, as adjusted for certain recommendations from ORS and includes accelerated retirement dates for certain coal units as originally proposed. The PSCSC held a hearing in January 2023 and a final written order was issued on March 8, 2023. New rates went into effect April 1, 2023.

*Person County Combined Cycle CPCNs*

In March 2024, Duke Energy Progress filed with the NCUC its application to construct and operate a 1,360-MW hydrogen-capable, advanced-class CC generating facility in Person County at the site of the existing Roxboro Plant. Subject to negotiation of final contractual terms, the new Roxboro CC will be co-owned with the North Carolina Electric Membership Corporation (NCEMC), with Duke Energy Progress owning approximately 1,135 MW and NCEMC owning the remaining 225 MW. Pending regulatory approvals, construction is planned to start in 2026, with the CC targeted to be placed in service by the end of 2028. The CC will allow for the retirement of Roxboro's coal-fired units 1 and 4. As part of the application, Duke Energy Progress noted that the recovery of Construction Work in Progress during the construction period for the proposed facility may be pursued in a future rate case. The 2029 North Carolina retail revenue requirement for the proposed facility is estimated to be $98 million, representing an approximate average retail rate increase of 2.6% across all classes. The expert witness hearing concluded in August 2024. On December 6, 2024, the NCUC issued its order granting the CPCN authorizing the construction of the CC. Additionally, on December 19, 2024, the NCDEQ issued a final air permit for the CC.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

On February 7, 2025, Duke Energy Progress filed with the NCUC its application to construct and operate a second 1,360-MW hydrogen-capable, advanced-class CC unit in Person County at the Roxboro Plant. NCEMC has also notified Duke Energy Progress of NCEMC's intent to co-own approximately 225 MW of the second CC and Duke Energy Progress and NCEMC plan to begin negotiations on the contractual arrangement in the second quarter of 2025. Pending regulatory approvals, construction of the second CC is planned to start in 2026 with the unit targeted to be placed in service by the end of 2029. As part of the application, Duke Energy Progress noted that the recovery of Construction Work in Progress during the construction period for the proposed facility may be pursued in a future rate case. The 2030 North Carolina retail revenue requirement for the proposed facility is estimated to be $113 million, representing an approximate average retail rate increase of 2.6% across all classes. The air permit issued by the NCDEQ on December 19, 2024, also pertains to the second CC.

**Duke Energy Florida**

*Regulatory Assets and Liabilities*

The following tables present the regulatory assets and liabilities recorded on Duke Energy Florida's Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | 2023 | Earns/Pays a Return | Recovery/Refund Period Ends |
|---|---|---|---|---|
| **Regulatory Assets[a]** | | | | |
| Storm cost deferrals[c] | $ 962 | 70 | (e) | (b) |
| Nuclear asset securitized balance, net | 771 | 830 | | 2036 |
| COR regulatory asset | 571 | 337 | (d) | (b) |
| Accrued pension and OPEB[c] | 389 | 349 | Yes | (f) |
| Retired generation facilities[c] | 94 | 94 | Yes | 2044 |
| Customer connect project[c] | 71 | 76 | Yes | 2037 |
| Qualifying facility contract buyouts[c] | 62 | 68 | Yes | 2034 |
| Hedge costs deferrals[c] | 41 | 63 | Yes | 2038 |
| AMI[c] | 16 | 24 | Yes | 2032 |
| AROs – coal ash | 13 | $ 12 | | (b) |
| AROs – nuclear and other | 5 | 17 | | (b) |
| Deferred fuel and purchased power | 5 | 594 | (e) | 2025 |
| Other | 86 | 69 | (d) | (b) |
| Total regulatory assets | 3,086 | 2,603 | | |
| Less: Current portion | 1,022 | 720 | | |
| Total noncurrent regulatory assets | $2,064 | $1,883 | | |
| **Regulatory Liabilities[a]** | | | | |
| Net regulatory liability related to income taxes[c] | $ 564 | $ 588 | | (b) |
| Hedge cost deferrals[c] | 130 | 121 | Yes | (b) |
| DOE Settlement | — | 32 | | |
| Deferred fuel and purchased power[c] | 84 | — | (e) | 2025 |
| Other | 84 | 85 | (d) | (b) |
| Total regulatory liabilities | 862 | 826 | | |
| Less: Current portion | 174 | 118 | | |
| Total noncurrent regulatory liabilities | $ 688 | $ 708 | | |

(a) Regulatory assets and liabilities are excluded from rate base unless otherwise noted.
(b) The expected recovery or refund period varies or has not been determined.
(c) Included in rate base.
(d) Certain costs earn/pay a return.
(e) Earns commercial paper rate.
(f) Recovered primarily over the average remaining service periods or life expectancies of employees covered by the benefit plans. See Note 23 for additional detail.

*2021 Settlement Agreement*

In January 2021, Duke Energy Florida filed the 2021 Settlement with the FPSC. The parties to the 2021 Settlement include Duke Energy Florida, the Office of Public Counsel (OPC), the Florida Industrial Power Users Group, White Springs Agricultural Chemicals, Inc. d/b/a PCS Phosphate and NUCOR Steel Florida, Inc. (collectively, the "Parties").

Pursuant to the 2021 Settlement, the Parties agreed to a base rate stay-out provision that expires year-end 2024; however, Duke Energy Florida is allowed an increase to its base rates of an incremental $67 million in 2022, $49 million in 2023 and $79 million in 2024, subject to adjustment in the event of tax reform during the years 2021, 2022 and 2023. The Parties also agreed to an ROE band of 8.85% to 10.85% with a midpoint of 9.85% based upon an equity ratio of 53%. The ROE band can be increased by 25 basis points if

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

the average 30-year U.S. Treasury rate increases 50 basis points or more over a six-month period in which case the midpoint ROE would rise from 9.85% to 10.10%. On July 25, 2022, this provision was triggered. Duke Energy Florida filed a petition with the FPSC in August 2022, to increase the ROE effective August 2022 with a base rate increase effective January 1, 2023. The FPSC approved this request on October 4, 2022. The 2021 Settlement Agreement also provided that Duke Energy Florida would be able to retain $173 million of the expected DOE award from its lawsuit to recover spent nuclear fuel to mitigate customer rates over the term of the 2021 Settlement. In return, Duke Energy Florida was permitted to recognize the $173 million into earnings through the approved settlement period. Duke Energy Florida settled the DOE lawsuit and received payment of approximately $180 million on June 15, 2022, of which the retail portion was approximately $154 million. The 2021 Settlement authorized Duke Energy Florida to collect the difference between $173 million and the $154 million retail portion of the amount received through the capacity cost recovery clause. As of December 31, 2024, Duke Energy Florida has recognized $173 million (pretax) into earnings, including $32 million and $141 million recognized during the year ended December 31, 2024, and 2023, respectively.

The 2021 Settlement also contained a provision to recover or flow back the effects of tax law changes. As a result of the IRA enacted in August 2022, Duke Energy Florida is eligible for PTCs associated with solar facilities placed in service beginning in January 2022. Duke Energy Florida filed a petition with the FPSC in October 2022, to reduce base rates effective January 1, 2023, by $56 million to flow back the expected 2023 PTCs and to flow back the expected 2022 PTCs via an adjustment to the capacity cost recovery clause. On December 14, 2022, the FPSC issued an order approving Duke Energy Florida's petition. See Note 24 for additional information on the IRA.

In addition to these terms, the 2021 Settlement contained provisions related to the accelerated depreciation of Crystal River Units 4-5, the approval of approximately $1 billion in future investments in new cost-effective solar power, the implementation of a new Electric Vehicle Charging Station Program and the deferral and recovery of costs in connection with the implementation of Duke Energy Florida's Vision Florida program, which explores various emerging non-carbon emitting generation technology, distributed technologies and resiliency projects, among other things. The 2021 Settlement also resolved remaining unrecovered storm costs for Hurricane Michael and Hurricane Dorian.

The FPSC approved the 2021 Settlement on May 4, 2021, issuing an order on June 4, 2021. Revised customer rates became effective January 1, 2022, with subsequent base rate increases effective January 1, 2023, and January 1, 2024.

#### Clean Energy Connection

In July 2020, Duke Energy Florida petitioned the FPSC for approval of a voluntary solar program consisting of 10 new solar generating facilities with combined capacity of 749 MW. The FPSC approved the program in January 2021, allowing participants to support cost-effective solar development in Florida by paying a subscription fee based on per kilowatt subscriptions and receiving a credit on their bill based on the actual generation associated with their portion of the solar portfolio. The 10 new solar generation facilities were completed and all of the remaining sites were in-service by the end of 2024 at a cost of approximately $1.1 billion. These investments are included in base rates, offset by the revenue from the subscription fees, with credits included in the fuel cost recovery clause.

In February 2021, the League of United Latin American Citizens (LULAC) filed a notice of appeal of the FPSC's order approving the Clean Energy Connection to the Supreme Court of Florida. The Supreme Court of Florida heard oral arguments in the appeal in February 2022. On May 27, 2022, the Supreme Court of Florida issued an order remanding the case back to the FPSC so that the FPSC can amend its order to better address some of the arguments raised by LULAC. In September 2022, the FPSC issued a revised order and submitted it to the Supreme Court of Florida. The Supreme Court of Florida requested that the parties file supplemental briefs regarding the revised order, which were filed in February 2023. LULAC has filed a request for Oral Argument on the issues discussed in the supplemental briefs, but the court has yet to rule on that request. The FPSC approval order remains in effect pending the outcome of the appeal.

#### Storm Protection Plan

At least every three years, Duke Energy Florida must file a Storm Protection Plan (SPP) with the FPSC. Each plan covers a 10-year period and includes investments in transmission and distribution meant to strengthen infrastructure, reduce outage times associated with extreme weather events, reduce restoration costs and improve overall service reliability. In April 2022, Duke Energy Florida filed an SPP for approval with the FPSC for the 2023-2032 time frame. The plan reflected approximately $7 billion of capital investment in transmission and distribution. The evidentiary hearing began in August 2022. In October 2022, the FPSC approved Duke Energy Florida's plan with one modification to remove the transmission loop radially fed program, representing a reduction of approximately $80 million over the 10-year period starting in 2025. In December 2022, the OPC filed a notice of appeal of this order to the Florida Supreme Court and briefs were filed by the OPC and Duke Energy Florida during 2023. On November 14, 2024, the Florida Supreme Court issued an order upholding the FPSC's approval of Duke Energy Florida's plan.

On January 15, 2025, Duke Energy Florida filed an SPP for approval with the FPSC for the 2026-2035 time frame reflecting approximately $7 billion of capital investment in transmission and distribution. The FPSC must approve, with modification, or deny the plan no later than 180 days after filing. A hearing has been scheduled to begin May 20, 2025.

#### Hurricanes Ian and Idalia

In September 2022, much of Duke Energy Florida's service territory was impacted by Hurricane Ian, which caused significant damage resulting in more than 1.1 million outages. After depleting any existing storm reserves, which were approximately $107 million before Hurricane Ian, Duke Energy Florida is permitted to petition the FPSC for recovery of additional incremental operation and maintenance costs resulting from the storm and to replenish the retail customer storm reserve to approximately $132 million. Duke Energy Florida filed its petition for cost recovery of various storms, including Hurricane Ian, and replenishment of the storm reserve in January 2023, seeking recovery of $442 million, for recovery over 12 months beginning with the first billing cycle in April 2023. In March 2023, the FPSC approved this request for interim recovery, subject to refund, and ordered Duke Energy Florida to file documentation of the total actual storm costs, once known. Duke Energy Florida filed documentation evidencing its total actual storm costs of $431 million in September 2023. The FPSC approved the prudence of these costs in May 2024.

In August 2023, Hurricane Idalia made landfall on Florida's gulf coast, causing damage and impacting more than 200,000 customers across Duke

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

Energy Florida's service territory. In October 2023, Duke Energy Florida requested to combine the $92 million retail portion of the deferred estimated Hurricane Idalia costs with $74 million of costs projected to be collected after December 31, 2023, under the existing approved storm cost recovery and storm surcharge. This $74 million of costs relates primarily to the approved ongoing replenishment of the storm reserves. In December 2023, the FPSC approved recovery of the total $166 million over 12 months beginning with its first billing cycle in January 2024, replacing the previously approved storm cost recovery and storm surcharge, and ordered Duke Energy Florida to file documentation of the total actual Idalia related storm costs, once known. Revised rates were effective January 1, 2024. Duke Energy Florida filed documentation evidencing its total Idalia actual storm costs of $98 million in September 2024.

### *2024 Florida Rate Case*

In April 2024, Duke Energy Florida filed a formal request for new base rates with the FPSC. Duke Energy Florida proposed a three-year rate plan that would begin in January 2025, once its current base rate settlement agreement concludes at the end of 2024. Duke Energy Florida proposed multiyear rate increases that use the projected 12-month periods ending December 31, 2025, 2026, and 2027 as the test years, with adjusted rates to be effective with the first billing period of January 2025, 2026, and 2027, respectively.

In July 2024, Duke Energy Florida filed a settlement agreement with the FPSC. The parties to the settlement include Duke Energy Florida, the Office of Public Counsel and other intervening parties. Pursuant to the settlement, the parties agreed to a base rate stay-out provision that expires year-end 2027; however, Duke Energy Florida is allowed an increase to its base rates in 2025 and 2026, as well as utilization of certain tax benefits in lieu of a revenue increase in 2027. Additionally, revenue increases related to solar investments will be recovered via the Solar Base Rate Adjustment mechanism. The parties

also agreed to an ROE band of 9.3% to 11.3% with a midpoint of 10.3% and an equity ratio of 53%. The agreement provides for $203 million and $59 million in base rate increases in 2025 and 2026, respectively, as well as increases associated with investments in 12 new solar facilities as they come on line. In August 2024, the FPSC approved the settlement agreement without modification and a final order was issued on November 12, 2024. New rates were effective January 1, 2025.

### *Hurricanes Debby, Helene and Milton*

In August 2024, Hurricane Debby made landfall in Florida as a Category 1 storm, and in September 2024, Hurricane Helene made landfall in Florida as a Category 4 storm, which caused significant damage. In October 2024, Hurricane Milton made landfall in Florida as a Category 3 storm, impacting roughly half of the customers Duke Energy Florida serves in the state. Duke Energy Florida has certain existing storm reserve regulatory liability amounts, which will be applied to recovery of the 2024 storm costs. After depleting any existing storm reserves, which were approximately $63 million as of July 31, 2024, before hurricanes Debby, Helene and Milton, Duke Energy Florida is permitted to petition the FPSC for recovery of additional incremental operation and maintenance costs resulting from the storm and to replenish the retail customer storm reserve to approximately $132 million. Duke Energy Florida filed its petition for cost recovery for all three storms, including replenishment of the storm reserve, on December 27, 2024, seeking recovery of approximately $1.1 billion, for recovery over 12 months beginning with the first billing cycle in March 2025. Approximately $936 million of the operation and maintenance expenses are deferred in Regulatory assets within Current assets as of December 31, 2024. Approximately $69 million of capital related to these storms will be sought for recovery in future base rate case filings. On February 4, 2025, the FPSC voted to approve Duke Energy Florida's request for recovery of these storm costs as filed.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### Duke Energy Ohio

#### Regulatory Assets and Liabilities

The following tables present the regulatory assets and liabilities recorded on Duke Energy Ohio's Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | December 31, 2023 | Earns/Pays a Return | Recovery/Refund Period Ends |
|---|---|---|---|---|
| **Regulatory Assets**[a] | | | | |
| CEP deferral | $195 | $193 | Yes | (b) |
| Accrued pension and OPEB | 131 | 123 | | (d) |
| COR regulatory asset | 75 | 34 | | (b) |
| Customer connect project | 44 | 49 | | (b) |
| Network Integration Transmission Services deferral | 31 | 31 | Yes | (b) |
| Transmission expansion obligation | 31 | 30 | | (b) |
| Decoupling | 29 | 25 | | (b) |
| Deferred pipeline integrity costs | 28 | 30 | Yes | (b) |
| East Bend deferrals[c] | 24 | 28 | Yes | (b) |
| Propane caverns | 24 | 26 | | (b) |
| PISCC and deferred operating expenses[c] | 15 | 15 | Yes | 2083 |
| AROs – coal ash | 14 | 17 | Yes | (b) |
| Deferred fuel and purchased gas costs | 8 | 20 | | 2025 |
| AMI | 8 | 13 | | (b) |
| Storm cost deferrals | 5 | 12 | | 2025 |
| Other | 131 | 103 | | (b) |
| Total regulatory assets | 793 | 749 | | |
| Less: Current portion | 88 | 73 | | |
| Total noncurrent regulatory assets | $705 | $676 | | |
| **Regulatory Liabilities**[a] | | | | |
| Net regulatory liability related to income taxes | $432 | $466 | | (b) |
| Accrued pension and OPEB | 14 | 17 | | (d) |
| Deferred fuel and purchased gas costs | — | 15 | | 2025 |
| Other | 53 | 55 | | (b) |
| Total regulatory liabilities | 499 | 553 | | |
| Less: Current portion | 34 | 56 | | |
| Total noncurrent regulatory liabilities | $465 | $497 | | |

(a)  Regulatory assets and liabilities are excluded from rate base unless otherwise noted.
(b)  The expected recovery or refund period varies or has not been determined.
(c)  Included in rate base.
(d)  Recovered primarily over the average remaining service periods or life expectancies of employees covered by the benefit plans. See Note 23 for additional detail.

#### Duke Energy Ohio Electric Base Rate Case

In October 2021, Duke Energy Ohio filed an electric distribution base rate case application with the PUCO. In September 2022, Duke Energy Ohio filed a Stipulation and Recommendation with the PUCO, which included an increase in overall electric distribution base rates of approximately $23 million with an equity ratio of 50.5% and an ROE of 9.5%. The stipulation was among all but one party to the proceeding. The PUCO issued an order on December 14, 2022, approving the Stipulation without material modification and new rates went into effect on January 3, 2023. The Ohio Consumers' Counsel (OCC) filed an application for rehearing in January 2023, arguing the Stipulation was unreasonable, discriminatory and denied OCC due process. In March 2024, the PUCO denied OCC's rehearing application. The deadline for OCC to seek an appeal has expired and the matter is now closed.

#### Energy Efficiency Cost Recovery

In response to changes in Ohio law that eliminated Ohio's energy efficiency mandates, the PUCO issued an order on February 26, 2020, directing utilities to wind down their demand-side management programs by September 30, 2020, and to terminate the programs by December 31, 2020. In March 2020, Duke Energy Ohio filed an application for rehearing seeking clarification on the final true up and reconciliation process after 2020. Effective January 1, 2021, Duke Energy Ohio suspended its energy efficiency programs. In August 2023, the PUCO issued its decision approving the Company's request for recovery and final true up of energy efficiency program costs, lost distribution revenues and performance incentives from calendar years 2018 through 2020, resulting in $14 million of Regulated electric revenue on the Consolidated Statements of Operations for the year ended December 31, 2023, and resolving all outstanding issues in these proceedings. Revised rates were effective September 1, 2023.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

### *Duke Energy Ohio Natural Gas Base Rate Case*

In June 2022, Duke Energy Ohio filed a natural gas base rate case application with the PUCO. The drivers for this case are capital invested since Duke Energy Ohio's last natural gas base rate case in 2012. Duke Energy Ohio also sought to adjust the caps on its CEP Rider. In April 2023, Duke Energy Ohio filed a stipulation with all parties to the case except the OCC. In the stipulation, the parties agreed to approximately $32 million in revenue increases with an equity ratio of 52.32% and an ROE of 9.6%, and adjustments to the CEP Rider caps. The stipulation was opposed by the OCC at an evidentiary hearing that concluded in May 2023. On November 1, 2023, PUCO issued an order approving the stipulation as filed and new rates went into effect November 1, 2023. In December 2023, the OCC filed an application for rehearing and the PUCO granted OCC's application for rehearing for further consideration of issues raised. As a result of a Supreme Court of Ohio decision regarding procedural issues related to applications for rehearing, PUCO denied OCC's rehearing request. In October 2024, the OCC filed its Notice of Appeal with the Ohio Supreme Court. OCC's initial brief was filed January 27, 2025.

### *Duke Energy Ohio Electric Security Plan*

In April 2024, Duke Energy Ohio filed with the PUCO a request for an Electric Security Plan (ESP). The ESP application proposes a three-year term from June 1, 2025, through May 31, 2028, and includes continuation of market-based customer rates through competitive procurement processes for generation and continuation and expansion of existing rider mechanisms. Duke Energy Ohio is proposing a new rider mechanism relating to electric distribution infrastructure modernization programs, which may be enabled by and partially funded through federal or state funding opportunities, future battery storage projects, and two proposed electric vehicle programs. Additional proposed new rider mechanisms are related to solar for all investments for low-income and disadvantaged communities, low-income senior citizen bill assistance, and energy efficiency and demand-side management programs.

In November 2024, Duke Energy Ohio filed a stipulation with majority of the intervenors signed as either signatory or non-opposing parties. The stipulation includes the continuation of market-based customer rates through competitive procurement auctions and the continuation of all existing riders. It further establishes new caps for certain riders. Duke Energy Ohio has also agreed to withdraw its proposals for an infrastructure modernization rider, battery storage projects and electric vehicle programs. The stipulation includes a residential EE program with provisions for low-income customers. The evidentiary hearing concluded January 23, 2025. A briefing schedule has been ordered with final reply briefs due March 14, 2025.

### *MGP Cost Recovery*

In an order issued in 2013, the PUCO approved Duke Energy Ohio's deferral and recovery of costs related to environmental remediation at two sites (East End and West End) that housed former MGP operations. Duke Energy Ohio made annual applications with the PUCO to recover its incremental remediation costs consistent with the PUCO's directive in Duke Energy Ohio's 2012 natural gas base rate case.

A Stipulation and Recommendation was filed jointly by Duke Energy Ohio, the Staff, the Office of the Ohio Consumers' Counsel and the Ohio Energy Group in August 2021, which was approved without modification by the PUCO in April 2022. The Stipulation and Recommendation resolved all open

issues regarding MGP remediation costs incurred between 2013 and 2019, Duke Energy Ohio's request for additional deferral authority beyond 2019 and the pending issues related to the Tax Act described below as it related to Duke Energy Ohio's natural gas operations. As a result of the approval of the Stipulation and Recommendation, Duke Energy Ohio recognized pretax charges of approximately $15 million to Operating revenues, regulated natural gas and $58 million to Operation, maintenance and other and a tax benefit of $72 million to Income Tax (Benefit) Expense in the Consolidated Statements of Operations for the year ended December 31, 2022. The Stipulation and Recommendation further acknowledged Duke Energy Ohio's ability to file a request for additional deferral authority in the future related to environmental remediation of any MGP impacts in the Ohio River, if necessary, subject to specific conditions. In June 2022, the PUCO granted rehearing requests for further consideration of Interstate Gas Supply, Inc. (IGS) and The Retail Energy Supply Association (RESA). As a result of a Supreme Court of Ohio decision regarding procedural issues related to applications for rehearing, PUCO denied these rehearing requests. On October 28, 2024, RESA and IGS filed an appeal with the Supreme Court of Ohio. On January 10, 2025, RESA and IGS withdrew their appeal and the Supreme Court of Ohio dismissed the appeal on January 14, 2025. This matter is now resolved.

### *Tax Act – Ohio*

In December 2018, Duke Energy Ohio filed an application to change its base rate tariffs and establish a rider to implement the benefits of the Tax Act for natural gas customers. The rider would flow through to customers the benefit of the reduction in the statutory federal tax rate from 35% to 21% since January 1, 2018, all future benefits of the lower tax rates and a full refund of deferred income taxes collected at the higher tax rates in prior years. Deferred income taxes subject to normalization rules would be refunded consistent with federal law and deferred income taxes not subject to normalization rules would be refunded over a 10-year period. An evidentiary hearing occurred in August 2019. The Stipulation and Recommendation filed in August 2021, and approved on April 20, 2022, disclosed in the MGP Cost Recovery matter above, resolved the outstanding issues in this proceeding by providing customers a one-time bill credit for the reduction in the statutory federal tax rate from 35% to 21% since January 1, 2018, through June 1, 2022, and reducing base rates going forward. Deferred income taxes not subject to normalization rules were written off. Deferred income taxes subject to normalization rules are refunded consistent with federal law through a rider. The commission granted the rehearing requests of IGS and RESA for further consideration. As a result of a Supreme Court of Ohio decision regarding procedural issues related to applications for rehearing, PUCO denied these rehearing requests. On October 28, 2024, RESA and IGS filed an appeal with the Supreme Court of Ohio. On January 10, 2025, RESA and IGS withdrew their appeal and the Supreme Court of Ohio dismissed the appeal on January 14, 2025. This matter is now resolved.

### *Duke Energy Kentucky 2022 Electric Base Rate Case*

In December 2022, Duke Energy Kentucky filed a base rate case with the KPSC driven by capital investments to strengthen the electricity generation and delivery systems along with adjusted depreciation rates for the East Bend and Woodsdale CT generation stations. Duke Energy Kentucky also requested approval for new programs and tariff updates, including a voluntary community-based renewable subscription program and two electric vehicle charging

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

programs. The KPSC issued an order on October 12, 2023, including a $48 million increase in base revenues, an ROE of 9.75% for electric base rates and 9.65% for electric riders and an equity ratio of 52.145%. New rates went into effect October 13, 2023. The Company's request to align the depreciation rates of East Bend with a 2035 retirement date was denied and the KPSC ordered depreciation rates with a 2041 retirement date for the unit. The KPSC did approve the request to align the depreciation rates of Woodsdale CT with a 2040 retirement date and denied the voluntary community-based renewable subscription program and the two electric vehicle charging programs.

In November 2023, Duke Energy Kentucky filed for rehearing requesting certain matters be reconsidered by the KPSC and the KPSC granted in part and denied in part the Company's request for rehearing. On July 1, 2024, the KPSC issued its final order on rehearing, ruling in Duke Energy Kentucky's favor on nearly all issues. However, the KPSC ordered Duke Energy Kentucky to refund alleged over collections since the KPSC's October 12, 2023, order. On July 10, 2024, the KPSC issued an order correcting the base fuel rate used to calculate new base rates in its July 1, 2024, order and its calculation of Duke Energy Kentucky's Street Lighting Rate. New rates were implemented in August 2024.

On December 14, 2023, Duke Energy Kentucky filed an appeal with the Franklin County Circuit Court on certain matters for which the KPSC denied rehearing, specifically as it relates to including decommissioning costs in depreciation rates for East Bend and Woodsdale. Duke Energy Kentucky and Appellee briefs were filed in 2024.

#### Duke Energy Kentucky 2024 Electric Base Rate Case

On December 2, 2024, Duke Energy Kentucky filed a base rate case with the KPSC requesting an annualized increase in electric base rates of approximately $70 million and an ROE of 10.85% with an equity ratio of 52.728%. This is an overall increase of approximately 14.7%. The request for the rate increase is driven by capital investments to strengthen the electricity generation and delivery systems. New rates are anticipated to go into effect around July 2, 2025. An evidentiary hearing is scheduled to begin on May 21, 2025.

### Duke Energy Indiana

#### Regulatory Assets and Liabilities

The following tables present the regulatory assets and liabilities recorded on Duke Energy Indiana's Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | December 31, 2023 | Earns/Pays a Return | Recovery/Refund Period Ends |
|---|---|---|---|---|
| **Regulatory Assets[a]** | | | | |
| AROs – coal ash | $ 554 | $ 408 | Yes | (b) |
| PISCC and deferred operating expenses[c] | 237 | 241 | Yes | (b) |
| Accrued pension and OPEB | 212 | 208 | | (e) |
| Retired generation facilities[c] | 25 | 29 | Yes | 2030 |
| Hedge costs deferrals | 23 | 19 | | (b) |
| Customer connect project | 19 | 19 | | (b) |
| Storm cost deferrals | 17 | 11 | | (b) |
| AMI | 12 | 13 | | 2031 |
| Other | 54 | 48 | | (b) |
| Total regulatory assets | 1,153 | 996 | | |
| Less: Current portion | 113 | 102 | | |
| Total noncurrent regulatory assets | $1,040 | $ 894 | | |
| **Regulatory Liabilities[a]** | | | | |
| Net regulatory liability related to income taxes | $ 725 | $ 794 | | (b) |
| COR regulatory liability | 434 | 496 | | (d) |
| Accrued pension and OPEB | 139 | 109 | | (e) |
| Hedge cost deferrals | 103 | 77 | | (b) |
| Deferred fuel and purchased power | 21 | 23 | | 2025 |
| Other | 165 | 169 | | (b) |
| Total regulatory liabilities | 1,587 | 1,668 | | |
| Less: Current portion | 183 | 209 | | |
| Total noncurrent regulatory liabilities | $1,404 | $1,459 | | |

(a)  Regulatory assets and liabilities are excluded from rate base unless otherwise noted.

(b)  The expected recovery or refund period varies or has not been determined.

(c)  Included in rate base.

(d)  Refunded over the life of the associated assets.

(e)  Recovered primarily over the average remaining service periods or life expectancies of employees covered by the benefit plans. See Note 23 for additional detail.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

### 2019 Indiana Rate Case

In July 2019, Duke Energy Indiana filed a general rate case with the IURC for a rate increase for retail customers. On June 29, 2020, the IURC issued an order in the rate case approving a revenue increase of $146 million before certain adjustments and ratemaking refinements. The order approved Duke Energy Indiana's requested forecasted rate base of $10.2 billion as of December 31, 2020, including the Edwardsport Integrated Gasification Combined Cycle (IGCC) Plant. The IURC reduced Duke Energy Indiana's request by slightly more than $200 million, when accounting for the utility receipts tax and other adjustments. Step one rates were estimated to be approximately 75% of the total rate increase and became effective on July 30, 2020. Step two rates estimated to be the remaining 25% of the total rate increase were approved on July 28, 2021, and implemented in August 2021.

Several groups appealed the IURC order to the Indiana Court of Appeals. The Indiana Court of Appeals affirmed the IURC decision on May 13, 2021. However, upon appeal by the Indiana Office of Utility Consumer Counselor (OUCC) and the Duke Industrial Group in March 2022, the Indiana Supreme Court found that the IURC erred in allowing Duke Energy Indiana to recover coal ash costs incurred before the IURC's rate case order in June 2020. The Indiana Supreme Court found that allowing Duke Energy Indiana to recover coal ash costs incurred between rate cases that exceeded the amount built into base rates violated the prohibition against retroactive ratemaking. The IURC's order was remanded to the IURC for additional proceedings consistent with the Indiana Supreme Court's opinion. As a result of the court's opinion, Duke Energy Indiana recognized pretax charges of approximately $211 million to Impairment of assets and other charges and $46 million to Operating revenues in the Consolidated Statements of Operations for the year ended December 31, 2022. Duke Energy Indiana filed a request for rehearing with the Supreme Court in April 2022, which the court denied. In February 2023, Duke Energy Indiana filed a settlement agreement reached with the OUCC and Duke Industrial Group, which includes an agreed amount of approximately $70 million of refunds to be paid to customers. The IURC approved this settlement agreement in its entirety on April 12, 2023. In June 2023, Duke Energy Indiana commenced refunding the approximate $70 million to customers in accordance with the settlement agreement, which was completed in May 2024.

### Indiana Coal Ash Recovery

In Duke Energy Indiana's 2019 rate case, the IURC also opened a subdocket for post-2018 coal ash related expenditures. Duke Energy Indiana filed testimony in April 2020, in the coal ash subdocket requesting recovery for the post-2018 coal ash basin closure costs for plans that have been approved by the Indiana Department of Environmental Management (IDEM) as well as continuing deferral, with carrying costs, on the balance. On November 3, 2021, the IURC issued an order allowing recovery for post-2018 coal ash basin closure costs for the plans that have been approved by IDEM, as well as continuing deferral, with carrying costs, on the balance. The OUCC and the Duke Industrial Group appealed. The Indiana Court of Appeals issued its opinion on February 21, 2023, reversing the IURC's order to the extent that it allowed Duke Energy Indiana to recover federally mandated costs incurred prior to the IURC's November 3, 2021, order. In addition, the court found that any costs incurred pre-petition to determine federally mandated compliance options were not specifically authorized by the statute and should also be disallowed. As a result of the Indiana Court of Appeals' opinion, Duke Energy

Indiana recognized a pretax charge of approximately $175 million to Impairment of assets and other charges for the year ended December 31, 2022.

In the second quarter of 2023, Duke Energy Indiana filed its proposal to remove from rates certain costs incurred prior to the IURC's November 3, 2021, order date. On September 20, 2023, the commission approved the Company's proposal to remove the costs from its rates and assessed simple interest of the refunds of 4.71%, beginning from when the costs were initially recovered from customers. Duke Energy Indiana included a request to recover the pre-order costs denied by the Indiana Court of Appeals and certain future coal ash closure costs as part of depreciation costs in the 2024 Indiana Rate Case.

On August 30, 2023, Duke Energy Indiana filed a new petition under the amended version of the federal mandate statute for additional post-2018 coal ash closure costs for the remaining basins not included in the Indiana coal ash recovery case from 2020. An evidentiary hearing was held in January 2024. On May 8, 2024, the IURC issued a CPCN and approved these coal ash related compliance projects as federally mandated compliance projects. In June 2024, the Citizens Action Coalition of Indiana (CAC) filed a motion to appeal the IURC order granting the coal ash CPCN proceeding and approving the coal ash related compliance projects. Briefing was completed January 24, 2025.

### TDSIC 2.0

In November 2021, Duke Energy Indiana filed for approval of the Transmission, Distribution, Storage Improvement Charge 2.0 investment plan for 2023-2028 (TDSIC 2.0). On June 15, 2022, the IURC approved, without modification, TDSIC 2.0, which includes approximately $2 billion in transmission and distribution investments selected to improve customer reliability, harden and improve resiliency of the grid, enable expansion of renewable and distributed energy projects and encourage economic development. In July 2022, the OUCC filed a notice of appeal to the Indiana Court of Appeals in Duke Energy Indiana's TDSIC 2.0 proceeding. The Indiana Court of Appeals issued its opinion on March 9, 2023, affirming the IURC's order in its entirety. The Duke Industrial Group filed a petition to transfer to the Indiana Supreme Court. On December 19, 2024, the Indiana Supreme Court affirmed the Indiana Court of Appeals decision, concluding there was substantial evidence that the IURC's conclusion was reasonable and the TDSIC 2.0 plan met the statutory requirements. On January 21, 2025, the Duke Industrial Group filed a motion for rehearing.

### 2024 Indiana Rate Case

In April 2024, Duke Energy Indiana filed an application with the IURC for a rate increase of $492 million, representing an overall average bill increase of approximately 16.2%, which, if approved, would be added to retail customer bills in two steps, approximately 11.7% in 2025 and approximately 4.5% in 2026. Duke Energy Indiana requested an ROE of 10.5% with an equity ratio of 53%. The rate increase is driven by $1.6 billion in investments made since the last general rate case filed in 2019 in order to reliably serve customers, improve resiliency of the system, and advance environmental sustainability. An evidentiary hearing was completed in September 2024, with briefing continued until October 31, 2024.

In connection with this rate case, a $29 million increase in a regulatory liability associated with certain employee post-retirement benefits was recorded in December 2024. An order for the rate case was issued by the IURC on

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

January 29, 2025, and revised February 3, 2025, which authorized an ROE of 9.75%, an equity ratio of 53% and an annual revenue increase of $296 million. Based on review of these orders, Duke Energy Indiana identified an inconsistency in the calculation of operating revenues before the effect of trackers. On February 7, 2025, Duke Energy Indiana made a compliance filing in accordance with the IURC's findings in its order and addressing the identified inconsistencies. The compliance filing also clarified the annual revenue increase was approximately $385 million. Additionally, on February 18, 2025, one industrial customer submitted a filing requesting the IURC to clarify its revenue allocation in these proceedings. On February 25, 2025, the IURC approved Duke Energy Indiana's compliance filing subject to refund, pending the outcome of the petition for rehearing. New rates, subject to refund, were implemented February 27, 2025.

### Cayuga Combined Cycle CPCN

On February 13, 2025, Duke Energy Indiana filed for a CPCN seeking approval to construct two 1x1 CC natural gas-fired units with a combined

winter rating of 1,476 MW. The Cayuga CC Project is proposed to be constructed on the same site as the retiring Cayuga coal-fired steam units with a winter rating of 1,005 MW. The Cayuga CC Project will result in an incremental 471 MW for the Duke Energy Indiana system and will allow Duke Energy Indiana to avoid expected maintenance and environmental compliance costs needed for the coal units to continue operating. The estimated cost of the Cayuga CC project is $2.97 billion, plus AFUDC and project reserves. Duke Energy Indiana has proposed recovery of certain costs of the facility during construction, including AFUDC, through construction work in progress ratemaking through a proposed generation cost adjustment tracker mechanism and estimates an average retail rate impact of approximately 5.4% during construction. Duke Energy Indiana expects CC 1 to be placed in service in 2029 and CC 2 to be placed in service in 2030. An evidentiary hearing is expected in June 2025.

### Piedmont

### Regulatory Assets and Liabilities

The following tables present the regulatory assets and liabilities recorded on Piedmont's Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | December 31, 2023 | Earns/Pays a Return | Recovery/Refund Period Ends |
|---|---|---|---|---|
| **Regulatory Assets[a]** | | | | |
| Accrued pension and OPEB[c] | 144 | 129 | | (g) |
| Deferred pipeline integrity costs[c] | 101 | 103 | | 2034 |
| Derivatives – natural gas supply contracts[f] | 94 | 147 | | |
| Decoupling | 77 | 75 | (e) | (b) |
| Tennessee ARM Deferral | 33 | 20 | (e) | (b) |
| AROs – nuclear and other | 29 | $ 26 | | (d) |
| Customer connect project[c] | 24 | 9 | | 2030 |
| Vacation accrual | 14 | 13 | | 2025 |
| Pipeline Integrity Management – Transmission/Distribution | 14 | — | | (b) |
| Other | 49 | 49 | (e) | (b) |
| Total regulatory assets | 579 | 571 | | |
| Less: Current portion | 158 | 161 | | |
| Total noncurrent regulatory assets | $ 421 | $ 410 | | |
| **Regulatory Liabilities[a]** | | | | |
| COR regulatory liability[c] | $ 539 | 555 | | (d) |
| Net regulatory liability related to income taxes | 405 | $ 433 | | (b) |
| Other | 80 | 98 | (e) | (b) |
| Total regulatory liabilities | 1,024 | 1,086 | | |
| Less: Current portion | 68 | 98 | | |
| Total noncurrent regulatory liabilities | $ 956 | $ 988 | | |

(a)  Regulatory assets and liabilities are excluded from rate base unless otherwise noted.
(b)  The expected recovery or refund period varies or has not been determined.
(c)  Included in rate base.
(d)  Recovery over the life of the associated assets.
(e)  Certain costs earn/pay a return.
(f)  Balance will fluctuate with changes in the market. Current contracts extend into 2031.
(g)  Recovered primarily over the average remaining service periods or life expectancies of employees covered by the benefit plans. See Note 23 for additional detail.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

### *2024 North Carolina Rate Case*

In April 2024, Piedmont filed an application with the NCUC for a rate increase for retail customers. In September 2024, Piedmont, the Public Staff and other intervening parties filed an Agreement and Stipulation of Settlement with the NCUC resolving all issues in the general rate case. The major components of the settlement include an overall average effective increase in net annual retail revenues of $88 million in the first year and $10 million of additional revenue after the first year. The settlement includes an ROE of 9.8% with an equity ratio of 52.3% and the addition of a rider mechanism for recovery of pipeline integrity management operations and maintenance expenses. The settlement was subject to the review and approval of the NCUC. The evidentiary hearing concluded in September 2024, and Piedmont implemented revised rates November 1, 2024. The NCUC issued its order approving the settlement as filed on January 7, 2025.

### OTHER REGULATORY MATTERS

### *Potential Coal Plant Retirements*

The Subsidiary Registrants periodically file IRPs with their state regulatory commissions. The IRPs provide a view of forecasted energy needs over a long term (10 to 20 years) and resources proposed to meet those needs.

The IRPs also include planning assumptions around future retirement dates of aging coal-fired generating facilities.

Duke Energy Carolinas and Duke Energy Progress received an NCUC order on the 2022 Carbon Plan that concluded the projected retirement dates for their coal-fired generating facilities were reasonable for planning purposes and further directed that appropriate steps be taken to optimally retire the coal fleet according to such schedule. In August 2023, Duke Energy Carolinas and Duke Energy Progress filed their 2023 systemwide Carolinas Resource Plan with the NCUC and PSCSC, with a supplemental filing in January 2024 that demonstrated a need for additional resources beyond the set of resources identified by the companies in their initial plan. The NCUC and PSCSC issued orders in 2024 generally approving the resource plan. See the "Other Matters" section of Item 7 Management's Discussion and Analysis for further details on resource plans.

Duke Energy continues to evaluate the retirement date assumptions for all coal-fired generating facilities as changes in energy usage and/or growth and availability of replacement generation could result in different retirement dates of units than their current estimated useful lives. Except as previously discussed related to Duke Energy Kentucky's East Bend plant, rate cases recently filed or approved across all jurisdictions included proposed depreciation rates that approximate earlier retirement dates as outlined in recent IRPs. Duke Energy plans to seek regulatory recovery for amounts that would not be otherwise recovered when any of these assets are retired.

## 5.   COMMITMENTS AND CONTINGENCIES

### INSURANCE

### General Insurance

The Duke Energy Registrants have insurance and reinsurance coverage either directly or through indemnification from Duke Energy's captive insurance company, Bison, and its affiliates, consistent with companies engaged in similar commercial operations with similar type properties. The Duke Energy Registrants' coverage includes (i) commercial general liability coverage for liabilities arising to third parties for bodily injury and property damage; (ii) workers' compensation; (iii) automobile liability coverage; and (iv) property coverage for all real and personal property damage. Real and personal property damage coverage excludes electric transmission and distribution lines, but includes damages arising from boiler and machinery breakdowns, earthquakes, flood damage and extra expense, but not outage or replacement power coverage. All coverage is subject to certain deductibles or retentions, sublimits, exclusions, terms and conditions common for companies with similar types of operations. The Duke Energy Registrants self-insure their electric transmission and distribution lines against loss due to storm damage and other natural disasters. As discussed further in Note 4, Duke Energy Florida maintains a storm damage reserve and has a regulatory mechanism to recover the cost of named storms on an expedited basis.

The cost of the Duke Energy Registrants' coverage can fluctuate from year to year reflecting claims history and conditions of the insurance and reinsurance markets. In the event of a loss, terms and amounts of insurance and reinsurance available might not be adequate to cover claims and other expenses incurred. Uninsured losses and other expenses, to the extent not recovered by other sources, could have a material effect on the Duke Energy Registrants' results of operations, cash flows or financial position. Each

company is responsible to the extent losses may be excluded or exceed limits of the coverage available.

### Nuclear Insurance

Duke Energy Carolinas owns and operates McGuire and Oconee and operates and has a partial ownership interest in Catawba. McGuire and Catawba each have two reactors. Oconee has three reactors. The other joint owners of Catawba reimburse Duke Energy Carolinas for certain expenses associated with nuclear insurance per the Catawba joint owner agreements.

Duke Energy Progress owns and operates Robinson, Brunswick and Harris. Robinson and Harris each have one reactor. Brunswick has two reactors.

Duke Energy Florida owns Crystal River Unit 3, which permanently ceased operation in 2013 and achieved a SAFSTOR condition in July 2019. On October 1, 2020, Crystal River Unit 3 changed decommissioning strategies from SAFSTOR to DECON.

In the event of a loss, terms and amounts of insurance available might not be adequate to cover property damage and other expenses incurred. Uninsured losses and other expenses, to the extent not recovered by other sources, could have a material effect on Duke Energy Carolinas', Duke Energy Progress' and Duke Energy Florida's results of operations, cash flows or financial position. Each company is responsible to the extent losses may be excluded or exceed limits of the coverage available.

### Nuclear Liability Coverage

The Price-Anderson Act requires owners of nuclear reactors to provide for public nuclear liability protection per nuclear incident up to a maximum total

**DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.**

## Combined Notes to Consolidated Financial Statements – (Continued)

financial protection liability. The maximum total financial protection liability, which is approximately $16.2 billion, is subject to change every five years for inflation and for the number of licensed reactors. Total nuclear liability coverage consists of a combination of private primary nuclear liability insurance coverage and a mandatory industry risk-sharing program to provide for excess nuclear liability coverage above the maximum reasonably available private primary coverage. The U.S. Congress could impose revenue-raising measures on the nuclear industry to pay claims.

### Primary Liability Insurance

Duke Energy Carolinas and Duke Energy Progress have purchased the maximum reasonably available private primary nuclear liability insurance as required by law, which is $500 million per station. Duke Energy Florida has purchased $100 million primary nuclear liability insurance for Crystal River in compliance with the law.

### Excess Liability Program

This program provides $15.8 billion of coverage per incident through the Price-Anderson Act's mandatory industrywide excess secondary financial protection program of risk pooling. This amount is the product of potential cumulative retrospective premium assessments of $166 million times the current 95 licensed commercial nuclear reactors in the U.S. Under this program, operating unit licensees could be assessed retrospective premiums to compensate for public nuclear liability damages in the event of a nuclear incident at any licensed facility in the U.S. Retrospective premiums may be assessed at a rate not to exceed $24.7 million per year per licensed reactor for each incident. The assessment may be subject to state premium taxes.

### Nuclear Property and Accidental Outage Coverage

Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida are members of Nuclear Electric Insurance Limited (NEIL), an industry mutual insurance company, which provides property damage, nuclear accident decontamination and premature decommissioning insurance for each station for losses resulting from damage to its nuclear plants, either due to accidents or acts of terrorism. Additionally, NEIL provides accidental outage coverage for losses in the event of a major accidental outage at an insured nuclear station.

Pursuant to regulations of the NRC, each company's property damage insurance policies provide that all proceeds from such insurance be applied, first, to place the plant in a safe and stable condition after a qualifying accident and second, to decontaminate the plant before any proceeds can be used for decommissioning, plant repair or restoration.

Losses resulting from acts of terrorism are covered as common occurrences, such that if terrorist acts occur against one or more commercial nuclear power plants insured by NEIL within a 12-month period, they would be treated as one event and the owners of the plants where the act occurred would share one full limit of liability. The full limit of liability is currently $3.2 billion. NEIL sublimits the total aggregate for all of their policies for non-nuclear terrorist events to approximately $1.8 billion.

Each nuclear facility has accident property damage, nuclear accident decontamination and premature decommissioning liability insurance from NEIL with limits of $1.5 billion, except for Crystal River Unit 3. Crystal River Unit 3's limit is $50 million and is on an actual cash value basis. All nuclear

facilities except for Catawba and Crystal River Unit 3 also share an additional $1.25 billion nuclear accident insurance limit above their dedicated underlying limit. This shared additional excess limit is not subject to reinstatement in the event of a loss. Catawba has a dedicated $1.25 billion of additional nuclear accident insurance limit above its dedicated underlying limit. Catawba and Oconee also have an additional $750 million of non-nuclear accident property damage limit. All coverages are subject to sublimits and significant deductibles.

NEIL's Accidental Outage policy provides some coverage, similar to business interruption, for losses in the event of a major accident property damage outage of a nuclear unit. Coverage is provided on a weekly limit basis after a significant waiting period deductible and at 100% of the applicable weekly limits for 52 weeks and 80% of the applicable weekly limits for up to the next 110 weeks. Coverage is provided until these applicable weekly periods are met, where the accidental outage policy limit will not exceed $490 million for each nuclear plant. NEIL sublimits the accidental outage recovery up to the first 104 weeks of coverage not to exceed $291 million from non-nuclear accidental property damage. Coverage amounts decrease in the event more than one unit at a station is out of service due to a common accident. All coverages are subject to sublimits and significant deductibles.

### Potential Retroactive Premium Assessments

In the event of NEIL losses, NEIL's board of directors may assess member companies' retroactive premiums of amounts up to 10 times their annual premiums for up to six years after a loss. NEIL has never exercised this assessment. The maximum aggregate current year policies' annual retrospective premium obligations for Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida are $162 million, $99 million and $1 million, respectively. Duke Energy Carolinas' maximum assessment amount includes 100% of potential obligations to NEIL for jointly owned reactors. Duke Energy Carolinas would seek reimbursement from the joint owners for their portion of these assessment amounts.

### ENVIRONMENTAL

The Duke Energy Registrants are subject to federal, state and local regulations regarding air and water quality, hazardous and solid waste disposal, coal ash and other environmental matters. These regulations can be changed from time to time, imposing new obligations on the Duke Energy Registrants. The following environmental matters impact all of the Duke Energy Registrants.

### Remediation Activities

In addition to AROs recorded as a result of various environmental regulations, discussed in Note 10, the Duke Energy Registrants are responsible for environmental remediation at various sites. These include certain properties that are part of ongoing operations and sites formerly owned or used by Duke Energy entities. These sites are in various stages of investigation, remediation and monitoring. Managed in conjunction with relevant federal, state and local agencies, remediation activities vary based upon site conditions and location, remediation requirements, complexity and sharing of responsibility. If remediation activities involve joint and several liability provisions, strict liability, or cost recovery or contribution actions, the Duke

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

Energy Registrants could potentially be held responsible for environmental impacts caused by other potentially responsible parties and may also benefit from insurance policies or contractual indemnities that cover some or all cleanup costs. Liabilities are recorded when losses become probable and are reasonably estimable. The total costs that may be incurred cannot be estimated because the extent of environmental impact, allocation among potentially responsible parties, remediation alternatives and/or regulatory decisions have not yet been determined at all sites. Additional costs associated with remediation activities are likely to be incurred in the future and could be significant. Costs are typically expensed as Operation, maintenance and other in the Consolidated Statements of Operations unless regulatory recovery of the costs is deemed probable.

The following table contains information regarding reserves for probable and estimable costs related to the various environmental sites. These reserves are recorded in Accounts Payable within Other Current Liabilities and Other within Other Noncurrent Liabilities on the Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| **Reserves for Environmental Remediation** | | |
| Duke Energy | $73 | $88 |
| Duke Energy Carolinas | 24 | 23 |
| Progress Energy | 19 | 19 |
| Duke Energy Progress | 9 | 9 |
| Duke Energy Florida | 10 | 10 |
| Duke Energy Ohio | 21 | 36 |
| Duke Energy Indiana | 2 | 2 |
| Piedmont | 7 | 7 |

Additional losses in excess of recorded reserves that could be incurred for the stages of investigation, remediation and monitoring for environmental sites that have been evaluated at this time are not material.

**LITIGATION**

For open litigation, unless otherwise noted, Duke Energy and the Subsidiary Registrants cannot predict the outcome or ultimate resolution of their respective matters.

**Duke Energy**

*Texas Storm Uri Tort Litigation*

Duke Energy (Parent), several Duke Energy renewables project companies, and others in the ERCOT market were named in multiple lawsuits arising out of Texas Storm Uri, which occurred in February 2021. These lawsuits sought recovery for property damage, personal injury and wrongful death allegedly caused by the power outages that plaintiffs claim were the collective failure of generators including entities owned by Duke Energy at the time, transmission and distribution operators (TDUs), retail energy providers, and all others, including ERCOT. The cases were consolidated into a Texas state court multidistrict litigation (MDL) proceeding for discovery and pre-trial motions. Five MDL cases were designated as lead cases in which motions to dismiss were filed and all other cases were stayed.

In the cases against the generators, the plaintiffs dismissed the claims against Duke Energy (Parent). In October 2023, in conjunction with the closing

of the sale of the utility-scale solar and wind group, all but one of the project company lawsuits transferred to Brookfield. In May 2024, the remaining project company claim in the lawsuit was transferred to the buyer in connection with the sale of a portion of the remaining Commercial Renewables assets. With the transfer of the remaining project company lawsuits now complete, the matter is closed as it relates to the Duke Energy Registrants. See Note 2 for more information related to the sale of the Commercial Renewables Disposal Groups.

*Mooresville Coal Ash Class Action Litigation*

On December 20, 2024, 15 plaintiffs filed a lawsuit in Iredell County, North Carolina, against Duke Energy (Parent), Duke Energy Carolinas and Duke Energy Progress (collectively "Duke Energy") on behalf of a putative class alleging past and ongoing environmental contamination in the Mooresville area of North Carolina. The lawsuit alleges that Duke Energy disposed of and sold coal ash as structural fill resulting in the contamination of soil, groundwater and Lake Norman. Plaintiffs claim that Duke Energy failed to properly remediate the contamination and continues to pollute, and they assert that the contamination has negatively impacted property values and led to elevated cancer rates and other health issues. The complaint asserts claims for negligence, nuisance, violations of the North Carolina Unfair and Deceptive Trade Practices Act, strict liability for ultra-hazardous activities and trespass. Plaintiffs are seeking unspecified compensatory and punitive damages, injunctive relief to stop further contamination, remediation of contaminated areas and attorneys' fees and costs. The Company is evaluating the complaint and will respond by the court's deadline in March 2025.

**Duke Energy Carolinas**

*NTE Carolinas II, LLC Litigation*

In November 2017, Duke Energy Carolinas entered into a standard FERC large generator interconnection agreement (LGIA) with NTE Carolinas II, LLC (NTE), a company that proposed to build a combined-cycle natural gas plant in Rockingham County, North Carolina. In September 2019, Duke Energy Carolinas filed a lawsuit in Mecklenburg County Superior Court against NTE for breach of contract, alleging that NTE's failure to pay benchmark payments for Duke Energy Carolinas' transmission system upgrades required under the interconnection agreement constituted a termination of the interconnection agreement. Duke Energy Carolinas sought a monetary judgment against NTE because NTE failed to make multiple milestone payments. The lawsuit was moved to federal court in North Carolina. NTE filed a motion to dismiss Duke Energy Carolinas' complaint and brought counterclaims alleging anti-competitive conduct and violations of state and federal statutes. Duke Energy Carolinas filed a motion to dismiss NTE's counterclaims. Both NTE's and Duke Energy Carolinas' motions to dismiss were subsequently denied by the court.

On May 21, 2020, in response to a NTE petition challenging Duke Energy Carolinas' termination of the LGIA, FERC issued a ruling that 1) it has exclusive jurisdiction to determine whether a transmission provider may terminate an LGIA; 2) FERC approval is required to terminate a conforming LGIA if objected to by the interconnection customer; and 3) Duke Energy may not announce the termination of a conforming LGIA unless FERC has approved the termination. FERC's Office of Enforcement also initiated an investigation of Duke Energy Carolinas into matters pertaining to the LGIA. In April 2023, Duke Energy

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

Carolinas received notice from the FERC Office of Enforcement that they have closed their non-public investigation with no further action recommended.

Following completion of discovery, Duke Energy Carolinas filed a motion for summary judgment seeking a ruling in its favor as to some of its affirmative claims against NTE and to all of NTE's counterclaims. On June 24, 2022, the court issued an order partially granting Duke Energy Carolinas' motion by dismissing NTE's counterclaims that Duke Energy Carolinas engaged in anti-competitive behavior in violation of state and federal statutes. In October 2022, the parties executed a settlement agreement with respect to the remaining breach of contract claims in the litigation and a Stipulation of Dismissal was filed with the court.

In November 2022, NTE filed its Notice of Appeal to the U.S. Court of Appeals for the Fourth Circuit as to the district court's summary judgment ruling in Duke Energy Carolinas' favor on NTE's antitrust and unfair competition claims. Briefing on NTE's appeal was completed in June 2023 and oral argument took place in May 2024. On August 5, 2024, the U.S. Court of Appeals for the Fourth Circuit reversed the district court's grant of summary judgment and remanded the case back to the district court for further proceedings. In August 2024, Duke Energy Carolinas filed a petition for rehearing, which was denied on November 26, 2024. On February 21, 2025, Duke Energy Carolinas filed a petition seeking review by the United States Supreme Court.

### Asbestos-related Injuries and Damages Claims

Duke Energy Carolinas has experienced numerous claims for indemnification and medical cost reimbursement related to asbestos exposure. These claims relate to damages for bodily injuries alleged to have arisen from exposure to or use of asbestos in connection with construction and maintenance activities conducted on its electric generation plants prior to 1985.

Duke Energy Carolinas has recognized asbestos-related reserves of $396 million and $423 million at December 31, 2024, and 2023, respectively. These reserves are classified in Other within Other Noncurrent Liabilities and Other within Current Liabilities on the Consolidated Balance Sheets. These reserves are based upon Duke Energy Carolinas' best estimate for current and future asbestos claims through 2044 and are recorded on an undiscounted basis. In light of the uncertainties inherent in a longer-term forecast, management does not believe they can reasonably estimate the indemnity and medical costs that might be incurred after 2044 related to such potential claims. It is possible Duke Energy Carolinas may incur asbestos liabilities in excess of the recorded reserves.

Duke Energy Carolinas has third-party insurance to cover certain losses related to asbestos-related injuries and damages above an aggregate self-insured retention. Receivables for insurance recoveries were $539 million and $572 million at December 31, 2024, and 2023, respectively. These amounts are classified in Other within Other Noncurrent Assets and Receivables within Current Assets on the Consolidated Balance Sheets. Any future payments up to the policy limit will be reimbursed by the third-party insurance carrier. Duke Energy Carolinas is not aware of any uncertainties regarding the legal sufficiency of insurance claims. Duke Energy Carolinas believes the insurance recovery asset is probable of recovery as the insurance carrier continues to have a strong financial strength rating.

The reserve for credit losses for insurance receivables for the asbestos-related injuries and damages is $9 million as of December 31, 2024, and December 31, 2023, for both Duke Energy and Duke Energy Carolinas. The insurance receivable is evaluated based on the risk of default and the historical losses, current conditions and expected conditions around collectability.

Management evaluates the risk of default annually based on payment history, credit rating and changes in the risk of default from credit agencies.

### Duke Energy Indiana

### Coal Ash Insurance Coverage Litigation

In June 2022, Duke Energy Indiana filed a civil action in Indiana Superior Court against various insurance companies seeking declaratory relief with respect to insurance coverage for CCR-related expenses and liabilities covered by third-party liability insurance policies. The insurance policies cover the 1969-1972 and 1984-1985 periods and provide third-party liability insurance for claims and suits alleging property damage, bodily injury and personal injury (or a combination thereof). A trial date has not yet been set.

In June 2023, Duke Energy Indiana and Associated Electric and Gas Insurance Services (AEGIS) reached a confidential settlement, the results of which were not material to Duke Energy, and as a result, AEGIS was dismissed from the litigation in July 2023. Duke Energy Indiana has also reached confidential settlements with other various insurance companies, the results of which were not material. In June 2024, Duke Energy Indiana filed an amended complaint adding several additional insurance companies as defendants to the litigation. The litigation is currently stayed until February 28, 2025, while Duke Energy continues to negotiate with the remaining insurance company defendants.

### Other Litigation and Legal Proceedings

The Duke Energy Registrants are involved in other legal, tax and regulatory proceedings arising in the ordinary course of business, some of which involve significant amounts. The Duke Energy Registrants believe the final disposition of these proceedings will not have a material effect on their results of operations, cash flows or financial position. Reserves are classified on the Consolidated Balance Sheets in Other within Other Noncurrent Liabilities and Other within Current Liabilities.

### OTHER COMMITMENTS AND CONTINGENCIES

### General

As part of their normal business, the Duke Energy Registrants are party to various financial guarantees, performance guarantees and other contractual commitments to extend guarantees of credit and other assistance to various subsidiaries, investees and other third parties. These guarantees involve elements of performance and credit risk, which are not fully recognized on the Consolidated Balance Sheets and have uncapped maximum potential payments. However, the Duke Energy Registrants do not believe these guarantees will have a material effect on their results of operations, cash flows or financial position. See Notes 2 and 8 for more information.

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

**Purchase Obligations**

***Purchased Power***

Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio and Duke Energy Indiana have ongoing purchased power contracts with other utilities, wholesale marketers, co-generators and qualified facilities. These purchased power contracts generally provide for capacity and energy payments. In addition, Duke Energy Progress and Duke Energy Florida have various contracts to secure transmission rights.

The following table presents executory purchased power contracts with terms exceeding one year, excluding contracts classified as leases.

| | | Minimum Purchase Amount at December 31, 2024 | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Contract Expiration | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
| Duke Energy Progress[a] | 2028-2042 | $22 | $18 | $19 | $18 | $ 3 | $31 | $111 |
| Duke Energy Indiana[b] | 2026 | 33 | 12 | — | — | — | — | 45 |

(a) Contracts represent between 18% and 100% of net plant output.
(b) Share of net plant output varies.

***Gas Supply and Capacity Contracts***

Duke Energy Ohio and Piedmont routinely enter into long-term natural gas supply commodity and capacity commitments and other agreements that commit future cash flows to acquire services needed in their businesses. These commitments include pipeline and storage capacity contracts and natural gas supply contracts to provide service to customers. Costs arising from the natural gas supply commodity and capacity commitments, while significant, are pass-through costs to customers and are generally fully recoverable through specific fuel rate components operating in conjunction with PGA procedures, and subject to periodic prudence reviews in North Carolina and South Carolina and the Performance Incentive Plan in Tennessee. In the Midwest, these costs are recovered via the Gas Cost Recovery Rate in Ohio or the Gas Cost Adjustment Clause in Kentucky. The time periods for fixed payments under pipeline and storage capacity contracts are up to 18 years. The time periods for fixed payments under natural gas supply contracts is up to three years. The time periods for the natural gas supply purchase commitments is up to six years.

Certain storage and pipeline capacity contracts require the payment of demand charges that are based on rates approved by the FERC in order to maintain rights to access the natural gas storage or pipeline capacity on a firm basis during the contract term. The demand charges that are incurred in each period are recognized in the Consolidated Statements of Operations and Comprehensive Income as part of natural gas purchases and are included in Cost of natural gas.

The following table presents future unconditional purchase obligations under natural gas supply and capacity contracts as of December 31, 2024.

| (in millions) | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Duke Energy Ohio | $104 | $ 75 | $ 71 | $ 69 | $ 65 | $554 | $ 938 |
| Piedmont | 369 | 366 | 322 | 241 | 233 | 695 | 2,226 |

## 6. LEASES

As part of its operations, Duke Energy leases certain aircraft, space on communication towers, industrial equipment, fleet vehicles, fuel transportation (barges and railcars), land and office space under various terms and expiration dates. Additionally, Duke Energy Carolinas, Duke Energy Progress and Duke Energy Indiana have finance leases related to firm natural gas pipeline transportation capacity. Duke Energy Progress and Duke Energy Florida have entered into certain PPAs, which are classified as finance and operating leases.

Duke Energy has certain lease agreements, which include variable lease payments that are based on the usage of an asset. These variable lease payments are not included in the measurement of the ROU assets or operating lease liabilities on the Consolidated Financial Statements.

Certain Duke Energy lease agreements include options for renewal and early termination. The intent to renew a lease varies depending on the lease type and asset. Renewal options that are reasonably certain to be exercised are included in the lease measurements. The decision to terminate a lease early is dependent on various economic factors. No termination options have been included in any of the lease measurements.

In December 2019, Duke Energy Carolinas entered into a sale-leaseback arrangement to construct and occupy an office tower. The lease agreement was evaluated as a sale-leaseback of real estate but did not qualify for sale-leaseback accounting. As a result, the transaction is accounted for as a financing. Duke Energy Carolinas recorded the real estate on the Consolidated Balance Sheets within Property, Plant and Equipment as if it is the legal owner and recognizes depreciation expense over the estimated useful life. In addition, the failed sale-leaseback obligation is reported within Long-Term Debt on the Consolidated Balance Sheets with the monthly lease payments split between interest expense and debt principal.

Piedmont has certain agreements for the construction and transportation of natural gas pipelines to supply Duke Energy Carolinas' natural gas plant needs. Piedmont accounts for these pipeline lateral contracts as sales-type leases since the present value of the sum of the lease payments equals the fair value of the assets. These pipeline lateral assets owned by Piedmont had a current net investment basis of $2 million as of December 31, 2024, and 2023, and a long-term net investment basis of $197 million and $199 million as of

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

December 31, 2024, and 2023, respectively. These assets are classified in Other, within Current Assets and Other Noncurrent Assets, respectively, on Piedmont's Consolidated Balance Sheets. Duke Energy Carolinas accounts for the contracts as finance leases. The activity for these contracts is eliminated in consolidation at Duke Energy.

The following tables present the components of lease expense.

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Operating lease expense[a] | $275 | $ 66 | $173 | $ 82 | $ 91 | $12 | $23 | $ 2 |
| Short-term lease expense[a] | 7 | — | 3 | 1 | 2 | — | 1 | — |
| Variable lease expense[a] | 33 | 2 | 29 | 19 | 10 | — | 1 | 1 |
| Finance lease expense | | | | | | | | |
| Amortization of leased assets[b] | 113 | 7 | 46 | 38 | 8 | — | — | — |
| Interest on lease liabilities[c] | 41 | 31 | 44 | 41 | 3 | — | 1 | — |
| Total finance lease expense | 154 | 38 | 90 | 79 | 11 | — | 1 | — |
| Total lease expense | $469 | $106 | $295 | $181 | $114 | $12 | $26 | $ 3 |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Operating lease expense[a] | $236 | $41 | $157 | $ 80 | $ 77 | $11 | $17 | $ 2 |
| Short-term lease expense[a] | 5 | — | 2 | 1 | 1 | — | 1 | — |
| Variable lease expense[a] | 27 | 2 | 22 | 11 | 11 | — | — | 1 |
| Finance lease expense | | | | | | | | |
| Amortization of leased assets[b] | 160 | 7 | 57 | 35 | 22 | — | — | — |
| Interest on lease liabilities[c] | 46 | 31 | 45 | 43 | 2 | — | 1 | — |
| Total finance lease expense | 206 | 38 | 102 | 78 | 24 | — | 1 | — |
| Total lease expense | $474 | $81 | $283 | $170 | $113 | $11 | $19 | $ 3 |

(a)   Included in Operations, maintenance and other, except for expense related to barges and railcars which is included in Fuel used in electric generation and purchased power on the Consolidated Statements of Operations.
(b)   Included in Depreciation and amortization on the Consolidated Statements of Operations.
(c)   Included in Interest Expense on the Consolidated Statements of Operations.

The following table presents operating lease maturities and a reconciliation of the undiscounted cash flows to operating lease liabilities.

| (in millions) | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| 2025 | $ 256 | $ 24 | $ 121 | $ 55 | $ 66 | $1 | $ 7 | $ 5 |
| 2026 | 241 | 21 | 124 | 59 | 65 | 1 | 7 | 1 |
| 2027 | 191 | 14 | 97 | 60 | 37 | 1 | 5 | 1 |
| 2028 | 153 | 11 | 82 | 59 | 23 | 1 | 3 | 1 |
| 2029 | 120 | 10 | 74 | 52 | 22 | 1 | 3 | — |
| Thereafter | 458 | 53 | 307 | 156 | 151 | 4 | 24 | — |
| Total operating lease payments | 1,419 | 133 | 805 | 441 | 364 | 9 | 49 | 8 |
| Less: Present value discount | (254) | (26) | (151) | (67) | (84) | (2) | (10) | — |
| Total operating lease liabilities[a] | $1,165 | $107 | $ 654 | $374 | $280 | $ 7 | $ 39 | $ 8 |

(a)   Certain operating lease payments include renewal options that are reasonably certain to be exercised.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

The following table presents finance lease maturities and a reconciliation of the undiscounted cash flows to finance lease liabilities.

| (in millions) | December 31, 2024 | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Indiana |
| 2025 | $ 86 | $ 38 | $ 91 | $ 80 | $ 11 | $ 1 |
| 2026 | 87 | 38 | 92 | 81 | 11 | 1 |
| 2027 | 82 | 38 | 89 | 81 | 8 | 1 |
| 2028 | 79 | 38 | 87 | 81 | 6 | 1 |
| 2029 | 79 | 38 | 88 | 81 | 7 | 1 |
| Thereafter | 489 | 351 | 444 | 393 | 51 | 21 |
| Total finance lease payments | 902 | 541 | 891 | 797 | 94 | 26 |
| Less: Amounts representing interest | (332) | (271) | (310) | (282) | (28) | (16) |
| Total finance lease liabilities | $ 570 | $ 270 | $ 581 | $ 515 | $ 66 | $ 10 |

The following tables contain additional information related to leases.

| (in millions) | Classification | December 31, 2024 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Assets** | | | | | | | | | |
| Operating | Operating lease ROU assets, net | $1,148 | $ 98 | $ 625 | $348 | $277 | $ 6 | $37 | $ 4 |
| Finance | Net property, plant and equipment | 645 | 252 | 620 | 512 | 108 | — | 6 | — |
| Total lease assets | | $1,793 | $350 | $1,245 | $860 | $385 | $ 6 | $43 | $ 4 |
| **Liabilities** | | | | | | | | | |
| Current | | | | | | | | | |
| Operating | Other current liabilities | $ 208 | $ 20 | $ 97 | $ 42 | $ 55 | $ 1 | $ 6 | $ 1 |
| Finance | Current maturities of long-term debt | 46 | 8 | 48 | 41 | 7 | — | — | — |
| Noncurrent | | | | | | | | | |
| Operating | Operating lease liabilities | 957 | 87 | 557 | 332 | 225 | 6 | 33 | 7 |
| Finance | Long-Term Debt | 524 | 262 | 533 | 474 | 59 | — | 10 | — |
| Total lease liabilities | | $1,735 | $377 | $1,235 | $889 | $346 | $ 7 | $49 | $ 8 |

| (in millions) | Classification | December 31, 2023 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Assets** | | | | | | | | | |
| Operating | Operating lease ROU assets, net | $1,092 | $ 78 | $ 617 | $318 | $299 | $16 | $50 | $ 4 |
| Finance | Net property, plant and equipment | 687 | 268 | 615 | 552 | 63 | — | 6 | — |
| Total lease assets | | $1,779 | $346 | $1,232 | $870 | $362 | $16 | $56 | $ 4 |
| **Liabilities** | | | | | | | | | |
| Current | | | | | | | | | |
| Operating | Other current liabilities | $ 188 | $ 15 | $ 94 | $ 45 | $ 49 | $ 1 | $ 6 | $— |
| Finance | Current maturities of long-term debt | 115 | 8 | 46 | 38 | 8 | — | — | — |
| Noncurrent | | | | | | | | | |
| Operating | Operating lease liabilities | 917 | 75 | 544 | 293 | 251 | 16 | 46 | 10 |
| Finance | Long-Term Debt | 524 | 269 | 525 | 514 | 11 | — | 9 | — |
| Total lease liabilities | | $1,744 | $367 | $1,209 | $890 | $319 | $17 | $61 | $10 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Cash paid for amounts included in the measurement of lease liabilities[a]** | | | | | | | | |
| Operating cash flows from operating leases | $250 | $24 | $122 | $57 | $65 | $ 1 | $ 8 | $ 1 |
| Operating cash flows from finance leases | 41 | 31 | 44 | 41 | 3 | — | 1 | — |
| Financing cash flows from finance leases | 113 | 7 | 46 | 38 | 8 | — | — | — |
| **Lease assets obtained in exchange for new lease liabilities (non-cash)** | | | | | | | | |
| Operating | $322 | $50 | $ 43 | $ 3 | $40 | $— | $ 7 | $ 3 |
| Finance | 81 | 1 | 55 | — | 55 | — | 1 | — |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Cash paid for amounts included in the measurement of lease liabilities[a]** | | | | | | | | |
| Operating cash flows from operating leases | $228 | $18 | $123 | $64 | $59 | $ 2 | $ 7 | $— |
| Operating cash flows from finance leases | 46 | 31 | 45 | 43 | 2 | — | 1 | — |
| Financing cash flows from finance leases | 160 | 7 | 57 | 35 | 22 | — | — | — |
| **Lease assets obtained in exchange for new lease liabilities (non-cash)** | | | | | | | | |
| Operating | $286 | $14 | $ 92 | $ 1 | $91 | $ 2 | $ 6 | $ 2 |
| Finance | 36 | — | — | — | — | — | — | — |

(a) No amounts were classified as investing cash flows from operating leases.

| | December 31, 2024 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Weighted average remaining lease term (years)** | | | | | | | | |
| Operating leases | 8 | 9 | 9 | 8 | 11 | 11 | 11 | 4 |
| Finance leases | 11 | 15 | 11 | 10 | 15 | — | 20 | — |
| **Weighted average discount rate[a]** | | | | | | | | |
| Operating leases | 4.3% | 4.3% | 4.0% | 3.9% | 4.2% | 4.1% | 4.0% | 3.9% |
| Finance leases | 8.4% | 11.5% | 8.9% | 9.2% | 5.9% | —% | 11.7% | —% |

| | December 31, 2023 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Weighted average remaining lease term (years)** | | | | | | | | |
| Operating leases | 9 | 10 | 10 | 9 | 11 | 13 | 13 | 4 |
| Finance leases | 11 | 16 | 11 | 11 | 18 | — | 22 | 3 |
| **Weighted average discount rate[a]** | | | | | | | | |
| Operating leases | 3.1% | 4.0% | 3.8% | 3.6% | 4.0% | 4.2% | 3.9% | 2.4% |
| Finance leases | 8.5% | 11.5% | 9.1% | 9.2% | 7.6% | —% | 11.9% | 5.4% |

(a) The discount rate is calculated using the rate implicit in a lease if it is readily determinable. Generally, the rate used by the lessor is not provided to Duke Energy and in these cases the incremental borrowing rate is used. Duke Energy will typically use its fully collateralized incremental borrowing rate as of the commencement date to calculate and record the lease. The incremental borrowing rate is influenced by the lessee's credit rating and lease term and as such may differ for individual leases, embedded leases or portfolios of leased assets.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

## 7. DEBT AND CREDIT FACILITIES

### Summary of Debt and Related Terms

The following tables summarize outstanding debt.

| (in millions) | Weighted Average Interest Rate | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| **December 31, 2024** | | | | | | | | | |
| Unsecured debt, maturing 2025-2082 | 4.53% | $34,283 | $ 1,605 | $ 2,085 | $ 185 | $ 250 | $1,380 | $ 390 | $4,030 |
| Secured debt, maturing 2025-2052 | 3.75% | 3,672 | 1,463 | 2,147 | 1,269 | 879 | — | — | — |
| First mortgage bonds, maturing 2025-2074[a] | 4.24% | 39,842 | 13,955 | 19,223 | 9,974 | 9,247 | 2,722 | 3,937 | — |
| Finance leases, maturing 2027-2054 | | 570 | 270 | 581 | 515 | 66 | — | 10 | — |
| Tax-exempt bonds, maturing 2027-2046[b] | 3.85% | 1,331 | — | 500 | 500 | — | 77 | 352 | — |
| Notes payable and commercial paper[c] | 4.67% | 4,213 | — | — | — | — | — | — | — |
| Money pool/intercompany borrowings | | — | 300 | 1,227 | 761 | 467 | 189 | 160 | 739 |
| Fair value hedge carrying value adjustment | | (82) | — | — | — | — | — | — | — |
| Unamortized debt discount and premium, net[d] | | 845 | (20) | (44) | (24) | (19) | (23) | (16) | (8) |
| Unamortized debt issuance costs[e] | | (401) | (83) | (146) | (65) | (76) | (18) | (25) | (19) |
| Total debt | 4.37% | $84,273 | $17,490 | $25,573 | $13,115 | $10,814 | $4,327 | $4,808 | $4,742 |
| Short-term notes payable and commercial paper | | (3,584) | — | — | — | — | — | — | — |
| Short-term money pool/intercompany borrowings | | — | — | (1,077) | (611) | (466) | (162) | (10) | (739) |
| Current maturities of long-term debt[f] | | (4,349) | (521) | (1,517) | (983) | (534) | (245) | (4) | (205) |
| Total long-term debt[f] | | $76,340 | $16,969 | $22,979 | $11,521 | $ 9,814 | $3,920 | $4,794 | $3,798 |

(a) Substantially all electric utility property is mortgaged under mortgage bond indentures.
(b) Substantially all tax-exempt bonds are secured by first mortgage bonds, letters of credit or the Master Credit Facility.
(c) Includes $625 million classified as Long-Term Debt on the Consolidated Balance Sheets due to the existence of long-term credit facilities that backstop these commercial paper balances, along with Duke Energy's ability and intent to refinance these balances on a long-term basis. The weighted average days to maturity for Duke Energy's commercial paper program was 13 days.
(d) Duke Energy includes $925 million and $56 million in purchase accounting adjustments related to Progress Energy and Piedmont, respectively.
(e) Duke Energy includes $23 million in purchase accounting adjustments primarily related to the merger with Progress Energy.
(f) Refer to Note 18 for additional information on amounts from consolidated VIEs.

| (in millions) | Weighted Average Interest Rate | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| **December 31, 2023** | | | | | | | | | |
| Unsecured debt, maturing 2024-2082 | 4.36% | $30,435 | $ 1,150 | $ 1,800 | $ — | $ 150 | $1,155 | $ 393 | $3,695 |
| Secured debt, maturing 2024-2052 | 4.23% | 4,202 | 1,441 | 2,379 | 1,121 | 1,258 | — | — | — |
| First mortgage bonds, maturing 2025-2073[a] | 4.18% | 37,443 | 12,955 | 18,550 | 9,475 | 9,075 | 2,300 | 3,638 | — |
| Finance leases, maturing 2024-2051[b] | | 639 | 277 | 571 | 552 | 19 | — | 9 | — |
| Tax-exempt bonds, maturing 2027-2046[c] | 3.89% | 1,331 | — | 500 | 500 | — | 77 | 352 | — |
| Notes payable and commercial paper[d] | 5.58% | 4,925 | — | — | — | — | — | — | — |
| Money pool/intercompany borrowings | | — | 968 | 1,193 | 1,041 | 152 | 638 | 407 | 538 |
| Fair value hedge carrying value adjustment | | 32 | — | — | — | — | — | — | — |
| Unamortized debt discount and premium, net[e] | | 916 | (29) | (46) | (24) | (20) | (24) | (16) | (8) |
| Unamortized debt issuance costs[f] | | (383) | (82) | (145) | (60) | (81) | (15) | (25) | (19) |
| Total debt | 4.35% | $79,540 | $16,680 | $24,802 | $12,605 | $10,553 | $4,131 | $4,758 | $4,206 |
| Short-term notes payable and commercial paper | | (4,288) | — | — | — | — | — | — | — |
| Short-term money pool/intercompany borrowings | | — | (668) | (1,043) | (891) | (152) | (613) | (256) | (538) |
| Current maturities of long-term debt[g] | | (2,800) | (19) | (661) | (72) | (589) | — | (4) | (40) |
| Total long-term debt[g] | | $72,452 | $15,993 | $23,098 | $11,642 | $ 9,812 | $3,518 | $4,498 | $3,628 |

(a) Substantially all electric utility property is mortgaged under mortgage bond indentures.
(b) Duke Energy includes $63 million of finance lease purchase accounting adjustments related to Duke Energy Florida related to PPAs that are not accounted for as finance leases in their respective financial statements because of grandfathering provisions in GAAP.
(c) Substantially all tax-exempt bonds are secured by first mortgage bonds, letters of credit or the Master Credit Facility.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

(d) Includes $625 million that was classified as Long-Term Debt on the Consolidated Balance Sheets due to the existence of long-term credit facilities that backstop these commercial paper balances, along with Duke Energy's ability and intent to refinance these balances on a long-term basis. The weighted average days to maturity for Duke Energy's commercial paper programs was 23 days.

(e) Duke Energy includes $992 million and $69 million in purchase accounting adjustments related to Progress Energy and Piedmont, respectively.

(f) Duke Energy includes $25 million in purchase accounting adjustments primarily related to the merger with Progress Energy.

(g) Refer to Note 18 for additional information on amounts from consolidated VIEs.

### Current Maturities of Long-Term Debt

The following table shows the significant components of Current maturities of Long-Term Debt on the Consolidated Balance Sheets. The Duke Energy Registrants currently anticipate satisfying these obligations with cash on hand and proceeds from additional borrowings.

| (in millions) | Maturity Date | Interest Rate | December 31, 2024 |
|---|---|---|---|
| **Unsecured Debt** | | | |
| Duke Energy (Parent) | April 2025 | 3.364% | $ 420 |
| Duke Energy (Parent) | April 2025 | 3.950% | 250 |
| Duke Energy Ohio | June 2025 | 6.900% | 150 |
| Duke Energy (Parent) | September 2025 | 0.900% | 650 |
| Piedmont | September 2025 | 3.600% | 150 |
| Duke Energy Florida[a] | October 2025 | 5.303% | 100 |
| Duke Energy Ohio[b] | October 2025 | 3.230% | 95 |
| Duke Energy (Parent) | December 2025 | 5.000% | 500 |
| **Secured Debt** | | | |
| Duke Energy Carolinas[a] | January 2025 | 5.378% | 305 |
| Duke Energy Carolinas[a] | January 2025 | 5.423% | 195 |
| Duke Energy Progress[a] | April 2025 | 5.456% | 240 |
| Duke Energy Progress[a] | April 2025 | 5.467% | 160 |
| **First Mortgage Bonds** | | | |
| Duke Energy Florida[a][c] | October 2073 | 4.910% | 200 |
| Duke Energy Florida[a][c] | April 2074 | 4.910% | 173 |
| Duke Energy Progress | August 2025 | 3.250% | 500 |
| **Other[d]** | | | 261 |
| Current maturities of long-term debt | | | $4,349 |

(a) Debt has a floating interest rate. The $500 million in Duke Energy Carolinas borrowings due January 2025 were repaid in conjunction with the termination of the DERF accounts receivable securitization facility in January 2025.

(b) Current maturity relates to Duke Energy Kentucky.

(c) These first mortgage bonds are classified as Current maturities of long-term debt on the Consolidated Balance Sheets based on terms of the indentures, which could require repayment in less than 12 months if exercised by the bondholders.

(d) Includes finance lease obligations, amortizing debt, tax-exempt bonds with mandatory put options and small bullet maturities.

### Maturities and Call Options

The following table shows the annual maturities of long-term debt for the next five years and thereafter. Amounts presented exclude short-term notes payable, commercial paper and money pool borrowings and debt issuance costs for the Subsidiary Registrants.

| (in millions) | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy[a] | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| 2025 | $ 4,349 | $ 521 | $ 1,525 | $ 984 | $ 541 | $ 245 | $ 4 | $ 205 |
| 2026 | 4,925 | 1,078 | 539 | 470 | 69 | 45 | 4 | 40 |
| 2027 | 3,082 | 26 | 807 | 89 | 718 | 77 | 27 | 300 |
| 2028 | 3,937 | 976 | 1,411 | 593 | 819 | 40 | 7 | — |
| 2029 | 4,971 | 778 | 1,618 | 847 | 771 | 530 | 155 | 660 |
| Thereafter | 58,976 | 14,214 | 18,786 | 9,610 | 7,525 | 3,270 | 4,643 | 2,825 |
| Total long-term debt, including current maturities | $80,240 | $17,593 | $24,686 | $12,593 | $10,443 | $4,207 | $4,840 | $4,030 |

(a) Excludes $1,004 million in purchase accounting adjustments related to the Progress Energy merger and the Piedmont acquisition.

The Duke Energy Registrants have the ability under certain debt facilities to call and repay the obligation prior to its scheduled maturity. Therefore, the actual timing of future cash repayments could be materially different than as presented above.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

### Short-Term Obligations Classified as Long-Term Debt

Tax-exempt bonds that may be put to the Duke Energy Registrants at the option of the holder and certain commercial paper issuances and money pool borrowings are classified as Long-Term Debt on the Consolidated Balance Sheets. These tax-exempt bonds, commercial paper issuances and money pool borrowings, which are short-term obligations by nature, are classified as long-term due to Duke Energy's intent and ability to utilize such borrowings as long-term financing. As Duke Energy's Master Credit Facility and other bilateral letter of credit agreements have non-cancelable terms in excess of one year as of the balance sheet date, Duke Energy has the ability to refinance these short-term obligations on a long-term basis. The following tables show short-term obligations classified as long-term debt.

| (in millions) | Balance at December 31, 2024 and 2023 | | | | |
|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Duke Energy Progress | Duke Energy Ohio | Duke Energy Indiana |
| Tax-exempt bonds | $312 | $ — | $ — | $27 | $285 |
| Commercial paper[a] | 625 | 300 | 150 | 25 | 150 |
| Total | $937 | $300 | $150 | $52 | $435 |

(a) Progress Energy amounts are equal to Duke Energy Progress amounts.

### Summary of Significant Debt Issuances

In January 2025, Duke Energy Carolinas issued $1.1 billion of first mortgage bonds. The issuance consisted of a $400 million, five-year tranche at 4.85% and a $700 million, 10-year tranche at 5.25%. The net proceeds were used to pay off the $500 million DERF accounts receivable securitization facility maturing in January 2025, to pay off short-term debt and for general company purposes.

The following tables summarize significant debt issuances (in millions).

| Issuance Date | Maturity Date | Interest Rate | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Duke Energy | Duke Energy (Parent) | Duke Energy Carolinas | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Unsecured Debt** | | | | | | | | | | |
| January 2024[a] | January 2027 | 4.850% | $ 600 | $ 600 | $ — | $ — | $ — | $ — | $ — | $ — |
| January 2024[a] | January 2029 | 4.850% | 650 | 650 | — | — | — | — | — | — |
| April 2024[e] | April 2031 | 5.648% | 815 | 815 | — | — | — | — | — | — |
| June 2024[d] | June 2034 | 5.450% | 750 | 750 | — | — | — | — | — | — |
| June 2024[d] | June 2054 | 5.800% | 750 | 750 | — | — | — | — | — | — |
| June 2024[h] | July 2031 | 5.900% | 80 | — | — | — | — | 80 | — | — |
| June 2024[h] | July 2034 | 6.000% | 95 | — | — | — | — | 95 | — | — |
| June 2024[h] | July 2039 | 6.170% | 50 | — | — | — | — | 50 | — | — |
| August 2024[d] | February 2035 | 5.100% | 375 | — | — | — | — | — | — | 375 |
| August 2024[i] | September 2054 | 6.450% | 1,000 | 1,000 | — | — | — | — | — | — |
| **Secured Debt** | | | | | | | | | | |
| April 2024[f] | March 2044 | 5.404% | 177 | — | — | 177 | — | — | — | — |
| **First Mortgage Bonds** | | | | | | | | | | |
| January 2024[b] | January 2034 | 4.850% | $ 575 | $ — | $ 575 | $ — | — | $ — | $ — | $ — |
| January 2024[b] | January 2054 | 5.400% | 425 | — | 425 | — | — | — | — | — |
| March 2024[b] | March 2034 | 5.250% | 300 | — | — | — | — | — | 300 | — |
| March 2024[c] | March 2034 | 5.100% | 500 | — | — | 500 | — | — | — | — |
| March 2024[d] | March 2054 | 5.550% | 425 | — | — | — | — | 425 | — | — |
| April 2024[g] | April 2074 | 4.910% | 173 | — | — | — | 173 | — | — | — |
| **Total issuances** | | | $7,740 | $4,565 | $1,000 | $677 | $173 | $650 | $300 | $375 |

(a) Proceeds were used to repay the remaining $1 billion outstanding on Duke Energy (Parent)'s variable rate Term Loan Facility due March 2024, pay down a portion of short-term debt and for general corporate purposes. Duke Energy (Parent)'s Term Loan Facility was terminated in March 2024 in conjunction with the payoff of remaining borrowings.
(b) Proceeds were used to pay down a portion of short-term debt and for general company purposes.
(c) Proceeds were used to fund eligible green energy projects, pay down a portion of short-term debt and for general company purposes.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

(d) Proceeds were used to pay down a portion of short-term debt and for general corporate purposes.

(e) In April 2024, Duke Energy issued 750 million euros aggregate principal amount of 3.75% senior notes due April 2031. Duke Energy's obligations under its euro-denominated fixed-rate notes were effectively converted to fixed-rate U.S. dollars at issuance through cross-currency swaps, mitigating foreign currency exchange risk associated with the interest and principal payments. The $815 million equivalent in U.S. dollars were used to repay a portion of a $1 billion debt maturity due April 2024, pay down short-term debt and for general corporate purposes. See Note 15 for additional information.

(f) Proceeds were used to finance the South Carolina portion of restoration expenditures related to the following storms: Pax, Ulysses, Matthew, Florence, Michael, Dorian, Izzy and Jasper. See Notes 4 and 18 for more information.

(g) Debt has a floating interest rate. Proceeds were used to pay down a portion of the DEFR accounts receivable securitization facility due in April 2024, and for general company purposes. See Note 18 for more information.

(h) Debt issued by Duke Energy Kentucky with proceeds used to pay down a portion of short-term debt and for general corporate purposes.

(i) Duke Energy issued $1 billion of fixed-to-fixed reset rate junior subordinated debentures (the debentures) with proceeds used to redeem Duke Energy's outstanding Series B Preferred Stock and for general corporate purposes. The debentures will bear interest at 6.45% until September 1, 2034, and thereafter the interest rate will reset every five years to the five-year U.S. Treasury rate plus a spread of 2.588%. The debentures have early redemption options and are callable on or after June 2034 for 100% of the principal plus accrued interest. See Note 20 for additional information.

| | | | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Issuance Date | Maturity Date | Interest Rate | Duke Energy | Duke Energy (Parent) | Duke Energy Carolinas | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Unsecured Debt** | | | | | | | | | | |
| April 2023[a] | April 2026 | 4.125% | $1,725 | $1,725 | $ — | $ — | $ — | $ — | $ — | $ — |
| June 2023[b] | June 2033 | 5.400% | 350 | — | — | — | — | — | — | 350 |
| September 2023[c] | September 2033 | 5.750% | 600 | 600 | — | — | — | — | — | — |
| September 2023[c] | September 2053 | 6.100% | 750 | 750 | — | — | — | — | — | — |
| **First Mortgage Bonds** | | | | | | | | | | |
| January 2023[d] | January 2033 | 4.950% | 900 | — | 900 | — | — | — | — | — |
| January 2023[d] | January 2053 | 5.350% | 900 | — | 900 | — | — | — | — | — |
| March 2023[e] | March 2033 | 5.250% | 500 | — | — | 500 | — | — | — | — |
| March 2023[e] | March 2053 | 5.350% | 500 | — | — | 500 | — | — | — | — |
| March 2023[f] | April 2033 | 5.250% | 375 | — | — | — | — | 375 | — | — |
| March 2023[f] | April 2053 | 5.650% | 375 | — | — | — | — | 375 | — | — |
| March 2023[g] | April 2053 | 5.400% | 500 | — | — | — | — | — | 500 | — |
| June 2023[h] | January 2033 | 4.950% | 350 | — | 350 | — | — | — | — | — |
| June 2023[h] | January 2054 | 5.400% | 500 | — | 500 | — | — | — | — | — |
| September 2023[h] | October 2073 | 4.910% | 200 | — | — | — | 200 | — | — | — |
| November 2023[i] | November 2033 | 5.875% | 600 | — | — | — | 600 | — | — | — |
| November 2023[i] | November 2053 | 6.200% | 700 | — | — | — | 700 | — | — | — |
| **Total issuances** | | | $9,825 | $3,075 | $2,650 | $1,000 | $1,500 | $750 | $500 | $350 |

(a) See "Duke Energy (Parent) Convertible Senior Notes" below for additional information.

(b) Debt issued to repay $45 million of maturities due October 2023, to pay down a portion of short-term debt and for general corporate purposes.

(c) Debt issued to repay $400 million of maturities due October 2023, to pay down a portion of short-term debt and for general corporate purposes.

(d) Debt issued to repay $1 billion of maturities due March 2023, to pay down a portion of short-term debt and for general company purposes.

(e) Debt issued to repay $300 million of maturities due September 2023, to pay down a portion of short-term debt and for general company purposes.

(f) Debt issued to repay $300 million of maturities due September 2023, to pay down a portion of the $100 million Duke Energy Ohio Term Loan due October 2023, to repay a portion of short-term debt and for general corporate purposes.

(g) Debt issued to repay the $300 million Duke Energy Indiana Term Loan due October 2023, to pay down a portion of short-term debt and for general company purposes.

(h) Debt has a floating interest rate and was issued to pay down a portion of short-term debt and for general company purposes.

(i) Debt issued to repay the $800 million Duke Energy Florida Term Loan due April 2024, to pay down a portion of short-term debt and for general company purposes.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### Duke Energy (Parent) Convertible Senior Notes

In April 2023, Duke Energy (Parent) completed the sale of $1.7 billion 4.125% Convertible Senior Notes due April 2026 (convertible notes). The convertible notes are senior unsecured obligations of Duke Energy, and will mature on April 15, 2026, unless earlier converted or repurchased in accordance with their terms. The convertible notes bear interest at a fixed rate of 4.125% per year, payable semiannually in arrears on April 15 and October 15 of each year, beginning on October 15, 2023. Proceeds were used to repay a portion of outstanding commercial paper and for general corporate purposes.

Prior to the close of business on the business day immediately preceding January 15, 2026, the convertible notes will be convertible at the option of the holders when the following conditions are met:

- during any calendar quarter commencing after the calendar quarter ending on June 30, 2023, (and only during such calendar quarter) if the last reported sale price of Duke Energy common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day;

- during the five consecutive business day period after any 10 consecutive trading day period (the measurement period) in which the trading price, as defined, per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Duke Energy common stock and the conversion rate on each such trading day; or

- upon the occurrence of specified corporate events described in the indenture agreement.

On or after January 15, 2026, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the convertible notes may convert all or any portion of their convertible notes at their option at any time at the conversion rate then in effect, irrespective of these conditions. Duke Energy will settle conversions of the convertible notes by paying cash up to the aggregate principal amount of the convertible notes to be converted and paying or delivering, as the case may be, cash, shares of Duke Energy's common stock, $0.001 par value per share, or a combination of cash and shares of its common stock, at its election, in respect of the remainder, if any, of its conversion obligation in excess of the aggregate principal amount of the convertible notes being converted.

The conversion rate for the convertible notes is initially 8.4131 shares of Duke Energy's common stock per $1,000 principal amount of convertible notes. The initial conversion price of the convertible notes represents a premium of approximately 25% over the last reported sale price of Duke Energy's common stock on the NYSE on April 3, 2023. The conversion rate and the corresponding conversion price will not be adjusted for any accrued and unpaid interest but will be subject to adjustment in some instances, such as stock splits or share combinations, certain distributions to common stockholders, or tender offers at off-market rates. The changes in the conversion rates are intended to make convertible note holders whole for changes in the fair value of Duke Energy common stock resulting from such events. Duke Energy may not redeem the convertible notes prior to the maturity date.

Duke Energy issued the convertible notes pursuant to an indenture, dated as of April 6, 2023, by and between Duke Energy and The Bank of New York Mellon Trust Company, N.A., as trustee. The terms of the convertible notes include customary fundamental change provisions that require repayment of the notes with interest upon certain events, such as a stockholder approved plan of liquidation or if Duke Energy's common stock ceases to be listed on the NYSE.

### AVAILABLE CREDIT FACILITIES

### Master Credit Facility

In March 2024, Duke Energy extended the termination date of its existing $9 billion Master Credit Facility to March 2029. The Duke Energy Registrants, excluding Progress Energy, have borrowing capacity under the Master Credit Facility up to a specified sublimit for each borrower. Duke Energy has the unilateral ability at any time to increase or decrease the borrowing sublimits of each borrower, subject to a maximum sublimit for each borrower. The amount available under the Master Credit Facility has been reduced to backstop issuances of commercial paper, certain letters of credit and variable-rate demand tax-exempt bonds that may be put to the Duke Energy Registrants at the option of the holder. An amendment in conjunction with the issuance of the Convertible Senior Notes due April 2026 clarifies that payments due as a result of a conversion of a convertible note would not constitute an event of default.

The table below includes borrowing sublimits and available capacity under these credit facilities.

| (in millions) | December 31, 2024 | | | | | | | |
| | Duke Energy | Duke Energy (Parent) | Duke Energy Carolinas | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| Facility size[a] | $ 9,000 | $2,275 | $1,400 | $1,500 | $ 875 | $1,050 | $ 950 | $ 950 |
| Reduction to backstop issuances | | | | | | | | |
| Commercial paper[b] | (3,143) | (608) | (300) | (736) | (448) | (182) | (160) | (709) |
| Outstanding letters of credit | (18) | (6) | (4) | (1) | (7) | — | — | — |
| Tax-exempt bonds | (81) | — | — | — | — | — | (81) | — |
| Available capacity | $ 5,758 | $1,661 | $1,096 | $ 763 | $ 420 | $ 868 | $ 709 | $ 241 |

(a) Represents the sublimit of each borrower.

(b) Duke Energy issued $625 million of commercial paper and loaned the proceeds through the money pool to Duke Energy Carolinas, Duke Energy Progress, Duke Energy Ohio and Duke Energy Indiana. The balances are classified as Long-Term Debt Payable to Affiliated Companies in the Consolidated Balance Sheets.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

### Duke Energy (Parent) Term Loan Facility

Duke Energy (Parent) had a $1 billion revolving credit facility, which was terminated in March 2022 (Three-Year Revolving Credit Facility). In March 2022, Duke Energy (Parent) entered into a Term Loan Credit Facility (facility) with commitments totaling $1.4 billion maturing March 2024. Borrowings under the facility were used to repay amounts drawn under the Three-Year Revolving Credit Facility prior to its termination and for general corporate purposes, including repayment of a portion of Duke Energy's outstanding commercial paper. In December 2022, Duke Energy (Parent) repaid $400 million of the facility. In January 2024, Duke Energy (Parent) repaid the remaining $1 billion outstanding on the facility, which was classified as Current maturities of long-term debt on Duke Energy's Consolidated Balance Sheets as of December 31, 2023.

In March 2024, Duke Energy (Parent) entered into a 364-day term loan facility with commitments totaling $700 million. In April 2024, $500 million was drawn under the facility with borrowings used for general corporate purposes. During the second quarter of 2024, Duke Energy (Parent) terminated the facility and repaid the $500 million in outstanding borrowings.

### Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida Term Loan Facilities

In November 2024, Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida entered into term loan facilities intended to meet incremental financing needs resulting from expenditures for the restoration of service and rebuilding of infrastructure related to hurricanes Debby, Helene and Milton as described in Note 4. Duke Energy Carolinas and Duke Energy Progress entered into two-year term loan facilities with commitments totaling $700 million and $250 million, respectively. Duke Energy Florida entered into a 364-day term loan facility with commitments totaling $800 million. Amounts may be drawn for six months from the Duke Energy Carolinas and Duke Energy Progress term loan facilities and for four months from the Duke Energy Florida term loan facility. Borrowings from the term loan facilities can be prepaid at any time and may be used to fund system restoration expenses and for general corporate purposes. Additionally, the Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida term loan facilities may be increased by $300 million, $150 million and $400 million, respectively.

Through December 2024, $455 million and $185 million were drawn under the term loan facilities for Duke Energy Carolinas and Duke Energy Progress, respectively, which were both classified as Long-Term Debt on the Consolidated Balance Sheets as of December 31, 2024. Through December 2024, $100 million was drawn under the term loan facility for Duke Energy Florida, which was classified as Current maturities of long-term debt on the Consolidated Balance Sheets as of December 31, 2024. Additionally, in January and February 2025, an additional $145 million, $65 million, and $700 million were drawn under the term loan facilities for Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida, respectively.

### Other Debt Matters

In September 2022, Duke Energy filed a Form S-3 with the SEC. Under this Form S-3, which is uncapped, the Duke Energy Registrants, excluding Progress Energy, may issue debt and other securities, including preferred stock, in the future at amounts, prices and with terms to be determined at the time of future offerings. The registration statement was filed to replace a similar prior filing upon expiration of its three-year term and also allows for the issuance of common and preferred stock by Duke Energy.

Also in September 2022, to replace another similar prior filing, Duke Energy filed an effective Form S-3 with the SEC to sell up to $4 billion of variable denomination floating-rate demand notes, called PremierNotes. The Form S-3 states that no more than $2 billion of the notes will be outstanding at any particular time. The notes are offered on a continuous basis and bear interest at a floating rate per annum determined by the Duke Energy PremierNotes Committee, or its designee, on a weekly basis. The interest rate payable on notes held by an investor may vary based on the principal amount of the investment. The notes have no stated maturity date, are non-transferable and may be redeemed in whole or in part by Duke Energy or at the investor's option at any time. The balance as of December 31, 2024, and 2023, was $1,070 million and $985 million, respectively. The notes are short-term debt obligations of Duke Energy and are reflected as Notes payable and commercial paper on Duke Energy's Consolidated Balance Sheets.

### Money Pool and Intercompany Credit Agreements

The Subsidiary Registrants, excluding Progress Energy, are eligible to receive support for their short-term borrowing needs through participation with Duke Energy and certain of its subsidiaries in a money pool arrangement. Under this arrangement, those companies with short-term funds may provide short-term loans to affiliates participating in this arrangement. The money pool is structured such that the Subsidiary Registrants, excluding Progress Energy, separately manage their cash needs and working capital requirements. Accordingly, there is no net settlement of receivables and payables between money pool participants. Duke Energy (Parent) may loan funds to its participating subsidiaries, but may not borrow funds through the money pool. Accordingly, as the money pool activity is between Duke Energy and its subsidiaries, all money pool balances are eliminated within Duke Energy's Consolidated Balance Sheets.

Money pool receivable balances are reflected within Notes receivable from affiliated companies on the Subsidiary Registrants' Consolidated Balance Sheets. Money pool payable balances are reflected within either Notes payable to affiliated companies or Long-Term Debt Payable to Affiliated Companies on the Subsidiary Registrants' Consolidated Balance Sheets.

In March 2022, Progress Energy closed a revolving credit agreement with Duke Energy (Parent), which allowed up to $2.5 billion intercompany borrowings.

### Restrictive Debt Covenants

The Duke Energy Registrants' debt and credit agreements contain various financial and other covenants. Duke Energy's Master Credit Facility contains a covenant requiring the debt-to-total capitalization ratio not to exceed 65% for each borrower, excluding Piedmont, and 70% for Piedmont. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. As of December 31, 2024, each of the Duke Energy Registrants were in compliance with all covenants related to their debt agreements. In addition, some credit agreements may allow for acceleration of payments or termination of the agreements due to nonpayment, or acceleration of other significant indebtedness of the borrower or some of its subsidiaries. None of the debt or credit agreements contain material adverse change clauses.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

**Other Loans**

As of December 31, 2024, and 2023, Duke Energy had loans outstanding of $903 million, including $32 million at Duke Energy Progress, and $873 million, including $32 million at Duke Energy Progress, respectively, against the cash surrender value of life insurance policies it owns on the lives of its executives. The amounts outstanding were carried as a reduction of the related cash surrender value that is included in Other within Other Noncurrent Assets on the Consolidated Balance Sheets.

## 8. GUARANTEES AND INDEMNIFICATIONS

Duke Energy has various financial and performance guarantees and indemnifications with non-consolidated entities, which are issued in the normal course of business. As discussed below, these contracts include performance guarantees, standby letters of credit, debt guarantees and indemnifications and include guarantees and indemnifications related to Commercial Renewables Disposal Groups as described in Note 2. Duke Energy enters into these arrangements to facilitate commercial transactions with third parties by enhancing the value of the transaction to the third party. At December 31, 2024, Duke Energy does not believe conditions are likely for significant performance under these guarantees. To the extent liabilities are incurred as a result of the activities covered by the guarantees, such liabilities are included on the accompanying Consolidated Balance Sheets.

On January 2, 2007, Duke Energy completed the spin-off of its previously wholly owned natural gas businesses to shareholders. Guarantees issued by Duke Energy or its affiliates, or assigned to Duke Energy prior to the spin-off, remained with Duke Energy subsequent to the spin-off. Guarantees issued by Spectra Energy Capital, LLC (Spectra Capital) or its affiliates prior to the spin-off remained with Spectra Capital subsequent to the spin-off, except for guarantees that were later assigned to Duke Energy. Duke Energy has indemnified Spectra Capital against any losses incurred under certain of the guarantee obligations that remain with Spectra Capital. At December 31, 2024, the maximum potential amount of future payments associated with these guarantees were $25 million, the majority of which expire by 2028.

In addition to the Spectra Capital guarantee above, Duke Energy has issued performance guarantees to customers and other third parties that guarantee the payment and performance of other parties, including certain non-wholly owned entities, as well as guarantees of debt of certain non-consolidated entities. If such entities were to default on payments or performance, Duke Energy would be required under the guarantees to make payments on the obligations of these entities. The maximum potential amount of future payments required under these guarantees that have capped maximums as of December 31, 2024, was $26 million of which all expire between 2025 and 2030. Additionally, certain guarantees that expire in 2025 have uncapped maximum potential payments; however, Duke Energy does not believe these guarantees will have a material effect on its results of operations, cash flows or financial position.

Duke Energy uses bank-issued standby letters of credit to secure the performance of wholly owned and non-wholly owned entities to a third party or customer. Under these arrangements, Duke Energy has payment obligations to the issuing bank that are triggered by a draw by the third party or customer due to the failure of the wholly owned or non-wholly owned entity to perform according to the terms of its underlying contract. At December 31, 2024, Duke Energy had issued a total of $339 million in letters of credit, which expire between 2025 and 2027. There are no unused amounts under these letters of credit.

Duke Energy recognized $2 million as of both December 31, 2024, and 2023, in Other within Other Noncurrent Liabilities on the Consolidated Balance Sheets, for the guarantees discussed above. As current estimates change, additional losses related to guarantees and indemnifications to third parties, which could be material, may be recorded by the Duke Energy Registrants in the future.

## 9. JOINT OWNERSHIP OF GENERATING AND TRANSMISSION FACILITIES

The Duke Energy Registrants maintain ownership interests in certain jointly owned generating and transmission facilities and are entitled to a share of the generating capacity and output of each unit equal to their respective ownership interests. The Duke Energy Registrants pay their ownership share of additional construction costs, fuel inventory purchases and operating expenses. The Duke Energy Registrants' share of revenues and operating costs of the jointly owned facilities is included within the corresponding line in the Consolidated Statements of Operations. Each participant in the jointly owned facilities must provide its own financing.

The following table presents the Duke Energy Registrants' interest of jointly owned plant or facilities and amounts included on the Consolidated Balance Sheets. All facilities are operated by the Duke Energy Registrants and are included in the EU&I segment.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| | December 31, 2024 | | | |
|---|---|---|---|---|
| (in millions except for ownership interest) | Ownership Interest | Property, Plant and Equipment | Accumulated Depreciation | Construction Work in Progress |
| Duke Energy Carolinas | | | | |
| Catawba (units 1 and 2)[a] | 19.25% | $1,047 | $ 594 | $ 30 |
| W.S. Lee CC[b] | 87.27% | 654 | 118 | 6 |
| Duke Energy Indiana | | | | |
| Gibson (unit 5)[c] | 50.05% | 400 | 266 | 5 |
| Vermillion[d] | 62.50% | 184 | 124 | — |
| Transmission and local facilities[c] | Various | 7,771 | 1,654 | 222 |

(a)  Jointly owned with North Carolina Municipal Power Agency Number 1, NCEMC and PMPA.
(b)  Jointly owned with NCEMC.
(c)  Jointly owned with WVPA and IMPA.
(d)  Jointly owned with WVPA.

## 10.  ASSET RETIREMENT OBLIGATIONS

Duke Energy records an ARO when it has a legal obligation to incur retirement costs associated with the retirement of a long-lived asset and the obligation can be reasonably estimated. Certain assets of the Duke Energy Registrants have an indeterminate life, such as transmission and distribution facilities, and thus the fair value of the retirement obligation is not reasonably estimable. A liability for these AROs will be recorded when a fair value is determinable.

The Duke Energy Registrants' regulated operations accrue costs of removal for property that does not have an associated legal retirement obligation based on regulatory orders from state commissions. These costs of removal are recorded as a regulatory liability in accordance with regulatory accounting treatment. The amount spent may be higher than the amount accrued and result in a net asset. See Note 4 for the estimated cost of removal without an associated legal retirement obligation, which are included in Regulatory assets or Regulatory liabilities, as appropriate, on the Consolidated Balance Sheets.

The following table presents the AROs recorded on the Consolidated Balance Sheets.

| | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Decommissioning of nuclear power facilities | $4,493 | $2,050 | $2,425 | $2,318 | $107 | $ — | $ — | $— |
| Closure of ash impoundments | 5,173 | 1,867 | 1,993 | 1,975 | 18 | 72 | 1,241 | — |
| Other | 326 | 73 | 130 | 41 | 89 | 67 | 27 | 29 |
| Total asset retirement obligation | $9,992 | $3,990 | $4,548 | $4,334 | $214 | $139 | $1,268 | $29 |
| Less: Current portion | 650 | 247 | 231 | 230 | 1 | 8 | 164 | — |
| Total noncurrent asset retirement obligation | $9,342 | $3,743 | $4,317 | $4,104 | $213 | $131 | $1,104 | $29 |

### Nuclear Decommissioning Liability

AROs related to nuclear decommissioning are based on site-specific cost studies. The NCUC and the PSCSC require Duke Energy Carolinas and Duke Energy Progress to update cost estimates for decommissioning their nuclear plants every five years. The nuclear decommissioning liabilities are assessed and updated based on changes in cash flows provided in new studies as well as annual assessments to evaluate whether any indicators suggest a change in the estimate of the ARO is necessary.

The following table summarizes information about the most recent site-specific nuclear decommissioning cost studies. Decommissioning costs are stated in 2023 or 2024 dollars, depending on the year of the cost study, and include costs to decommission plant components not subject to radioactive contamination.

| (in millions) | Decommissioning Costs | Year of Cost Study |
|---|---|---|
| Duke Energy | $9,031 | 2023 or 2024 |
| Duke Energy Carolinas[a] | 4,439 | 2023 |
| Progress Energy | 4,592 | 2024 |
| Duke Energy Progress[b] | 4,477 | 2024 |
| Duke Energy Florida[c] | 115 | N/A |

(a)  Decommissioning costs for Duke Energy Carolinas reflect its ownership interest in jointly owned reactors. Other joint owners are responsible for decommissioning costs related to their interest in the reactors. Duke Energy Carolinas' site-specific nuclear decommissioning cost study and a funding study were filed with the NCUC and PSCSC in 2024.

(b)  Duke Energy Progress' site-specific nuclear decommissioning cost study was filed with the NCUC and PSCSC in February 2025. An updated funding study will be completed and filed with the NCUC and PSCSC in 2025.

(c)  During 2019, Duke Energy Florida reached an agreement to transfer decommissioning work for Crystal River Unit 3 to a third party and decommissioning costs are based on the agreement with this third party

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

rather than a cost study. Regulatory approval was received from the NRC and the FPSC in April 2020 and August 2020, respectively. Duke Energy Florida provides the FPSC periodic reports on the status and progress of decommissioning activities.

**Nuclear Decommissioning Trust Funds**

Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida each maintain NDTFs that are intended to pay for the decommissioning costs of their respective nuclear power plants. The NDTF investments are managed and invested in accordance with applicable requirements of various regulatory bodies including the NRC, FERC, NCUC, PSCSC, FPSC and the IRS.

Use of the NDTF investments is restricted to nuclear decommissioning activities including license termination, spent fuel and site restoration. The license termination and spent fuel obligations relate to contaminated decommissioning and are recorded as AROs. The site restoration obligation relates to non-contaminated decommissioning and is recorded to cost of removal within Regulatory liabilities on the Consolidated Balance Sheets.

The following table presents the fair value of NDTF assets legally restricted for purposes of settling AROs associated with nuclear decommissioning. Duke Energy Florida entered into an agreement with a third party to decommission Crystal River Unit 3 and was granted an exemption from the NRC, which allows for use of the NDTF for all aspects of nuclear decommissioning. The entire balance of Duke Energy Florida's NDTF may be applied toward license termination, spent fuel and site restoration costs incurred to decommission Crystal River Unit 3 and is excluded from the table below. See Note 17 for additional information related to the fair value of the Duke Energy Registrants' NDTFs.

| | December 31, | |
| (in millions) | 2024 | 2023 |
| --- | --- | --- |
| Duke Energy | $10,044 | $8,851 |
| Duke Energy Carolinas | 5,687 | 5,002 |
| Progress Energy | 4,357 | 3,849 |
| Duke Energy Progress | 4,357 | 3,849 |

**Nuclear Operating Licenses**

As described in Note 4, Duke Energy Carolinas and Duke Energy Progress intend to seek renewal of operating licenses and 20-year license extensions for all of their nuclear stations. The following table includes the current expiration of nuclear operating licenses.

| Unit | Year of Expiration |
| --- | --- |
| **Duke Energy Carolinas** | |
| Catawba Units 1 and 2 | 2043 |
| McGuire Unit 1 | 2041 |
| McGuire Unit 2 | 2043 |
| Oconee Units 1 and 2 | 2033 |
| Oconee Unit 3 | 2034 |

| Unit | Year of Expiration |
| --- | --- |
| **Duke Energy Progress** | |
| Brunswick Unit 1 | 2036 |
| Brunswick Unit 2 | 2034 |
| Harris | 2046 |
| Robinson | 2030 |

The NRC has acknowledged permanent cessation of operation and permanent removal of fuel from the reactor vessel at Crystal River Unit 3. Therefore, the license no longer authorizes operation of the reactor. During 2019, Duke Energy Florida entered into an agreement for the accelerated decommissioning of Crystal River Unit 3. Regulatory approval was received from the NRC and the FPSC in April 2020 and August 2020, respectively.

**Closure of Ash Impoundments**

The Duke Energy Registrants are subject to state and federal regulations covering the closure of coal ash impoundments, including federal CCR rules and the Coal Ash Act, and other agreements. In April 2024, the EPA issued the 2024 CCR Rule, which significantly expands the scope of the 2015 CCR Rule by establishing regulatory requirements for inactive surface impoundments at retired generating facilities and previously unregulated coal ash sources at regulated facilities. AROs recorded on the Duke Energy Registrants' Consolidated Balance Sheets include the legal obligation for closure of coal ash basins and the disposal of related ash as a result of these regulations and agreements.

The ARO amount recorded on the Consolidated Balance Sheets is based upon estimated closure costs for impacted ash impoundments. The amount recorded represents the discounted cash flows for estimated closure costs based upon specific closure plans. Actual costs to be incurred will be dependent upon factors that vary from site to site. The most significant factors are the method and time frame of closure at the individual sites. Closure methods considered include removing the water from ash basins, consolidating material as necessary and capping the ash with a synthetic barrier. The ultimate method and timetable for closure will be in compliance with standards set by federal and state regulations and other agreements. The ARO amount will be adjusted as additional information is gained through the closure and post-closure process, including acceptance and approval of compliance approaches, which may change management assumptions, and may result in a material change to the balance. See the ARO Liability Rollforward section below for information on revisions made to the coal ash liability during 2024 and 2023.

Asset retirement costs associated with the AROs for operating plants and retired plants are included in Net property, plant and equipment and Regulatory assets, respectively, on the Consolidated Balance Sheets. See Note 4 for additional information on Regulatory assets related to AROs and Note 5 for additional information on commitments and contingencies.

Cost recovery for future expenditures will be pursued through the normal ratemaking process with federal and state utility commissions, which permit recovery of reasonable and prudently incurred costs associated with Duke Energy's regulated operations. See Note 4 for additional information on recovery of coal ash costs.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### ARO Liability Rollforward

The following tables present changes in the liability associated with AROs.

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2022** | $12,728 | $ 5,382 | $ 6,181 | $ 5,823 | $358 | $154 | $ 951 | $26 |
| Accretion expense[a] | 523 | 254 | 237 | 225 | 12 | 7 | 33 | 1 |
| Liabilities settled[b] | (758) | (256) | (379) | (292) | (87) | (15) | (108) | — |
| Liabilities incurred in the current year | 29 | 3 | 21 | 6 | 15 | 1 | 4 | — |
| Revisions in estimates of cash flows[c] | (3,366) | (1,370) | (1,915) | (1,892) | (23) | (11) | (71) | (1) |
| **Balance at December 31, 2023** | 9,156 | 4,013 | 4,145 | 3,870 | 275 | 136 | 809 | 26 |
| Accretion expense[a] | 434 | 183 | 199 | 190 | 9 | 7 | 49 | 2 |
| Liabilities settled[b] | (634) | (212) | (321) | (232) | (89) | (7) | (94) | — |
| Liabilities incurred in the current year | 20 | 8 | 12 | — | 12 | — | — | — |
| Revisions in estimates of cash flows[c] | 1,016 | (2) | 513 | 506 | 7 | 3 | 504 | 1 |
| **Balance at December 31, 2024** | $ 9,992 | $ 3,990 | $ 4,548 | $ 4,334 | $214 | $139 | $1,268 | $29 |

(a)  Substantially all accretion expense has been deferred in accordance with regulatory accounting treatment.

(b)  Amounts primarily relate to ash impoundment closures and nuclear decommissioning.

(c)  The amounts recorded represent the discounted cash flows for estimated closure costs as evaluated on a site-by-site basis. The decreases in 2023 primarily relate to lower discounted cash flows for decommissioning the nuclear power facilities due to changes in estimates and economic assumptions including discount rates, cost escalation rates and cash flow timing, as well as lower unit costs associated with ash basin closure, routine maintenance and beneficiation activities, as well as reduction in monitoring wells needed. The increases in 2024 primarily relate to additional scope requirements to regulate the disposal of CCR in landfills and surface impoundments as a result of the 2024 CCR Rule, including an increase in groundwater monitoring wells.

## 11.  PROPERTY, PLANT AND EQUIPMENT

The following tables summarize the property, plant and equipment for Duke Energy and its subsidiary registrants.

| (in millions) | December 31, 2024 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Remaining Useful Life (Years) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Land | | $ 2,569 | $ 617 | $ 1,134 | $ 535 | $ 599 | $ 258 | $ 144 | $ 391 |
| Plant – Regulated | | | | | | | | | |
| Electric generation, distribution and transmission | 37 | 137,836 | 49,547 | 62,351 | 35,633 | 26,718 | 7,634 | 18,304 | — |
| Natural gas transmission and distribution | 58 | 15,333 | — | — | — | — | 4,255 | — | 11,078 |
| Other buildings and improvements | 41 | 2,982 | 1,256 | 698 | 391 | 307 | 418 | 372 | 238 |
| Nuclear fuel | | 3,518 | 2,003 | 1,515 | 1,515 | — | — | — | — |
| Equipment | 13 | 3,863 | 997 | 1,252 | 753 | 499 | 542 | 490 | 170 |
| Construction in process | | 7,850 | 2,735 | 3,657 | 1,884 | 1,773 | 385 | 406 | 405 |
| Other | 10 | 6,855 | 1,227 | 1,953 | 1,349 | 594 | 426 | 254 | 498 |
| Total property, plant and equipment[a] | | 180,806 | 58,382 | 72,560 | 42,060 | 30,490 | 13,918 | 19,970 | 12,780 |
| Total accumulated depreciation – regulated[b][c] | | (55,535) | (19,090) | (23,586) | (15,930) | (7,650) | (3,674) | (6,848) | (2,432) |
| Total accumulated depreciation – other[d] | | (1,968) | — | — | — | — | — | — | — |
| Total net property, plant and equipment | | $123,303 | $ 39,292 | $ 48,974 | $ 26,130 | $22,840 | $10,244 | $13,122 | $10,348 |

(a)  Includes finance leases of $670 million, $336 million, $620 million, $512 million, $108 million and $10 million at Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida and Duke Energy Indiana, respectively, primarily within Plant — Regulated. The Progress Energy and Duke Energy Progress amounts are net of $159 million of accumulated amortization of finance leases.

(b)  Includes $1,824 million, $1,010 million, $814 million and $814 million of accumulated amortization of nuclear fuel at Duke Energy, Duke Energy Carolinas, Progress Energy and Duke Energy Progress, respectively.

(c)  Includes accumulated amortization of finance leases of $84 million and $4 million at Duke Energy Carolinas and Duke Energy Indiana, respectively.

(d)  Includes accumulated amortization of finance leases of $25 million at Duke Energy.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Average Remaining Useful Life (Years) | December 31, 2023 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Land | | $ 2,345 | $ 581 | $ 1,012 | $ 502 | $ 510 | $ 242 | $ 133 | $ 352 |
| Plant – Regulated | | | | | | | | | |
| Electric generation, distribution and transmission | 40 | 129,985 | 48,107 | 57,436 | 33,171 | 24,265 | 7,243 | 17,199 | — |
| Natural gas transmission and distribution | 57 | 14,130 | — | — | — | — | 3,993 | — | 10,137 |
| Other buildings and improvements | 42 | 2,887 | 1,213 | 677 | 377 | 300 | 421 | 355 | 221 |
| Nuclear fuel | | 3,303 | 1,866 | 1,437 | 1,437 | — | — | — | — |
| Equipment | 14 | 3,409 | 870 | 1,104 | 654 | 450 | 474 | 442 | 143 |
| Construction in process | | 8,372 | 2,578 | 3,941 | 1,661 | 2,280 | 427 | 427 | 690 |
| Other | 12 | 6,922 | 1,455 | 2,037 | 1,481 | 548 | 410 | 344 | 365 |
| Total property, plant and equipment[a] | | 171,353 | 56,670 | 67,644 | 39,283 | 28,353 | 13,210 | 18,900 | 11,908 |
| Total accumulated depreciation – regulated[b][c] | | (54,323) | (19,896) | (22,300) | (15,227) | (7,067) | (3,451) | (6,501) | (2,259) |
| Total accumulated depreciation – other[d] | | (1,715) | — | — | — | — | — | — | — |
| Total net property, plant and equipment | | $115,315 | $ 36,774 | $ 45,344 | $ 24,056 | $21,286 | $ 9,759 | $12,399 | $ 9,649 |

(a) Includes finance leases of $697 million, $335 million, $615 million, $552 million, $63 million, and $10 million at Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida and Duke Energy Indiana, respectively, primarily within Plant — Regulated. The Progress Energy, Duke Energy Progress and Duke Energy Florida amounts are net of $292 million, $119 million and $173 million, respectively, of accumulated amortization of finance leases.

(b) Includes $1,793 million, $991 million, $802 million and $802 million of accumulated amortization of nuclear fuel at Duke Energy, Duke Energy Carolinas, Progress Energy and Duke Energy Progress, respectively.

(c) Includes accumulated amortization of finance leases of $3 million, $67 million, and $4 million at Duke Energy, Duke Energy Carolinas and Duke Energy Indiana, respectively.

(d) Includes accumulated amortization of finance leases of $7 million at Duke Energy.

The following table presents capitalized interest, which includes the debt component of AFUDC.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Duke Energy | $201 | $201 | $118 |
| Duke Energy Carolinas | 61 | 62 | 50 |
| Progress Energy | 57 | 41 | 26 |
| Duke Energy Progress | 52 | 35 | 19 |
| Duke Energy Florida | 5 | 6 | 7 |
| Duke Energy Ohio | 14 | 16 | 14 |
| Duke Energy Indiana | 13 | 21 | 3 |
| Piedmont | 8 | 8 | 4 |

## 12. GOODWILL AND INTANGIBLE ASSETS

### GOODWILL

#### Duke Energy

Duke Energy's Goodwill balance of $19.3 billion is allocated $17.4 billion to EU&I and $1.9 billion to GU&I on Duke Energy's Consolidated Balance Sheets at December 31, 2024, and 2023. There are no accumulated impairment charges.

#### Duke Energy Ohio

Duke Energy Ohio's Goodwill balance of $920 million, allocated $596 million to EU&I and $324 million to GU&I, is presented net of accumulated impairment charges of $216 million on the Consolidated Balance Sheets at December 31, 2024, and 2023.

#### Progress Energy

Progress Energy's Goodwill is included in the EU&I segment and there are no accumulated impairment charges.

#### Piedmont

Piedmont's Goodwill is included in the GU&I segment and there are no accumulated impairment charges.

#### Goodwill Impairment Testing

Duke Energy, Progress Energy, Duke Energy Ohio and Piedmont are required to perform an annual goodwill impairment test as of the same date each year and, accordingly, perform their annual impairment testing of goodwill

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

as of August 31. Duke Energy, Progress Energy, Duke Energy Ohio and Piedmont update their test between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. As the fair value for Duke Energy, Progress Energy, Duke Energy Ohio and Piedmont exceeded their respective carrying values at the date of the annual impairment analysis, no goodwill impairment charges were recorded in 2024.

### INTANGIBLE ASSETS

The following tables show the carrying amount and accumulated amortization of intangible assets included in Other within Other Noncurrent Assets on the Consolidated Balance Sheets of the Duke Energy Registrants at December 31, 2024, and 2023.

| (in millions) | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Emission allowances | $ 8 | $ — | $ 5 | $ 2 | $ 3 | $— | $ 2 | $— |
| Renewable energy certificates | 241 | 103 | 136 | 136 | — | 2 | — | — |
| Other | 47 | — | 5 | 1 | 4 | — | — | 22 |
| Total gross carrying amounts | 296 | 103 | 146 | 139 | 7 | 2 | 2 | 22 |
| Accumulated amortization – other | (19) | — | (3) | — | (3) | — | — | (9) |
| Total intangible assets, net | $277 | $103 | $143 | $139 | $ 4 | $ 2 | $ 2 | $13 |

| (in millions) | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Emission allowances | $ 8 | $— | $ 5 | $ 2 | $ 3 | $— | $ 2 | $— |
| Renewable energy certificates | 232 | 97 | 133 | 133 | — | 2 | — | — |
| Other | 56 | — | 5 | 1 | 3 | — | — | 22 |
| Total gross carrying amounts | 296 | 97 | 143 | 136 | 6 | 2 | 2 | 22 |
| Accumulated amortization – other | (14) | — | (3) | — | (3) | — | — | (6) |
| Total intangible assets, net | $282 | $97 | $140 | $136 | $ 3 | $ 2 | $ 2 | $16 |

### Amortization Expense

Amortization expense amounts for other intangible assets are immaterial for the years ended December 31, 2024, 2023 and 2022, and are expected to be immaterial for the next five years as of December 31, 2024.

## 13. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

### EQUITY METHOD INVESTMENTS

Investments in affiliates that are not controlled by Duke Energy, but over which it has significant influence, are accounted for using the equity method.

The following table presents Duke Energy's investments in unconsolidated affiliates accounted for under the equity method, as well as the respective equity in earnings (losses), by segment, for periods presented in this filing.

| (in millions) | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2024 | | 2023 | | 2022 |
| | Investments | Equity in (losses) earnings | Investments | Equity in earnings | Equity in earnings |
| Electric Utilities and Infrastructure | $ 28 | $(11) | $ 97 | $ 7 | $ 7 |
| Gas Utilities and Infrastructure | 186 | (48) | 259 | 40 | 21 |
| Other | 139 | 50 | 136 | 66 | 85 |
| Total | $353 | $ (9) | $492 | $113 | $113 |

During the years ended December 31, 2024, 2023 and 2022, Duke Energy received distributions from equity investments of $66 million, $50 million and $111 million, respectively, which are included in Other assets within Cash Flows from Operating Activities on the Consolidated Statements of Cash Flows. During the years ended December 31, 2024, 2023 and 2022, Duke Energy received distributions from equity investments of $25 million,

**Combined Notes to Consolidated Financial Statements – (Continued)**

$16 million and $6 million, respectively, which are included in Return of investment capital within Cash Flows from Investing Activities on the Consolidated Statements of Cash Flows.

During the years ended December 31, 2024, 2023 and 2022, Piedmont received distributions from equity investments of $9 million, $9 million and $31 million, respectively, which are included in Other assets within Cash Flows from Operating Activities. During the years ended December 31, 2024, and 2023, Piedmont received distributions from equity investments of $2 million and $1 million, respectively, which are included within Cash Flows from Investing Activities on the Consolidated Statements of Cash Flows. Amounts received during the year ended December 31, 2022, included in Cash Flows from Investing Activities on the Consolidated Statements of Cash Flows were immaterial.

Significant investments in affiliates accounted for under the equity method are discussed below.

**Electric Utilities and Infrastructure**

Duke Energy owns a 50% interest in DATC. DATC owns 100% interest in DATC Path 15 Transmission LLC, which owns transmission rights in North America. In January 2025, Duke Energy entered into an agreement to sell its indirect 50% ownership interest in DATC Path 15 Transmission LLC. In conjunction with the sale and to reflect the investment's fair value as of December 31, 2024, a pretax charge of $15 million was recorded in Equity in (losses) earnings of unconsolidated affiliates on Duke Energy's Consolidated Statements of Operations for the year ended December 31, 2024. The transaction is expected to close in the second quarter of 2025.

In November 2024, Duke Energy sold its 50% interest in Pioneer, which also builds, owns and operates electric transmission facilities in North America. Proceeds from the sale approximated the carrying value of the investment.

**14. RELATED PARTY TRANSACTIONS**

The Subsidiary Registrants engage in related party transactions in accordance with the applicable state and federal commission regulations. Refer to the Consolidated Balance Sheets of the Subsidiary Registrants for balances due to or due from related parties. Transactions with related parties included in the Consolidated Statements of Operations and Comprehensive Income are presented in the following table.

**Gas Utilities and Infrastructure**

*Pipeline Investments*

Piedmont owns a 21.49% investment in Cardinal, an intrastate pipeline located in North Carolina.

Duke Energy owns a 7.5% interest in Sabal Trail, a 517-mile interstate natural gas pipeline, which provides natural gas to Duke Energy Florida and Florida Power and Light.

*Storage Facilities*

Piedmont owns a 45% interest in Pine Needle, an interstate LNG storage facility located in North Carolina, and a 50% interest in Hardy Storage, an underground interstate natural gas storage facility located in West Virginia.

*Renewable Natural Gas Investments*

Duke Energy has held an investment in SustainRNG, a developer of renewable natural gas projects, and investments in multiple project companies developed by SustainRNG. In December 2024, Duke Energy recorded a pretax charge of $54 million within Equity in (losses) earnings of unconsolidated affiliates on the Consolidated Statements of Operations, fully impairing Duke Energy's investments in the project companies.

**Other**

Duke Energy has a 17.5% indirect economic ownership interest and a 25% board representation and voting rights interest in NMC, which owns and operates a methanol and MTBE business in Jubail, Saudi Arabia.

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **Duke Energy Carolinas** | | | |
| Corporate governance and shared service expenses[a] | $812 | $823 | $838 |
| Indemnification coverages[b] | 44 | 34 | 28 |
| JDA revenue[c] | 35 | 34 | 109 |
| JDA expense[c] | 187 | 177 | 600 |
| Intercompany natural gas purchases[d] | 12 | 11 | 12 |
| **Progress Energy** | | | |
| Corporate governance and shared service expenses[a] | $709 | $736 | $818 |
| Indemnification coverages[b] | 57 | 47 | 43 |
| JDA revenue[c] | 187 | 177 | 600 |
| JDA expense[c] | 35 | 34 | 109 |
| Intercompany natural gas purchases[d] | 75 | 75 | 76 |

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **Duke Energy Progress** | | | |
| Corporate governance and shared service expenses[a] | $426 | $434 | $469 |
| Indemnification coverages[b] | 23 | 20 | 20 |
| JDA revenue[c] | 187 | 177 | 600 |
| JDA expense[c] | 35 | 34 | 109 |
| Intercompany natural gas purchases[d] | 75 | 75 | 76 |
| **Duke Energy Florida** | | | |
| Corporate governance and shared service expenses[a] | $283 | $302 | $349 |
| Indemnification coverages[b] | 34 | 27 | 23 |
| **Duke Energy Ohio** | | | |
| Corporate governance and shared service expenses[a] | $304 | $294 | $334 |
| Indemnification coverages[b] | 6 | 5 | 5 |
| **Duke Energy Indiana** | | | |
| Corporate governance and shared service expenses[a] | $355 | $365 | $447 |
| Indemnification coverages[b] | 10 | 8 | 8 |
| **Piedmont** | | | |
| Corporate governance and shared service expenses[a] | $166 | $149 | $155 |
| Indemnification coverages[b] | 4 | 4 | 3 |
| Intercompany natural gas sales[d] | 87 | 86 | 88 |
| Natural gas storage and transportation costs[e] | 23 | 24 | 23 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

(a) The Subsidiary Registrants are charged their proportionate share of corporate governance and other shared services costs, primarily related to human resources, employee benefits, information technology, legal and accounting fees, as well as other third-party costs. These amounts are primarily recorded in Operation, maintenance and other on the Consolidated Statements of Operations and Comprehensive Income.

(b) The Subsidiary Registrants incur expenses related to certain indemnification coverages through Bison, Duke Energy's wholly owned captive insurance subsidiary. These expenses are recorded in Operation, maintenance and other on the Consolidated Statements of Operations and Comprehensive Income.

(c) Duke Energy Carolinas and Duke Energy Progress participate in a JDA, which allows the collective dispatch of power plants between the service territories to reduce customer rates. Revenues from the sale of power and expenses from the purchase of power pursuant to the JDA are recorded in Operating Revenues and Fuel used in electric generation and purchased power, respectively, on the Consolidated Statements of Operations and Comprehensive Income.

(d) Piedmont provides long-term natural gas delivery service to certain Duke Energy Carolinas and Duke Energy Progress natural gas-fired generation facilities. Piedmont records the sales in Operating Revenues, and Duke Energy Carolinas and Duke Energy Progress record the related purchases as a component of Fuel used in electric generation and purchased power on their respective Consolidated Statements of Operations and Comprehensive Income. These intercompany revenues and expenses are eliminated in consolidation.

(e) Piedmont has related party transactions as a customer of its equity method investments in Pine Needle,

Hardy Storage and Cardinal natural gas storage and transportation facilities. These expenses are included in Cost of natural gas on Piedmont's Consolidated Statements of Operations and Comprehensive Income.

In addition to the amounts presented above, the Subsidiary Registrants have other affiliate transactions, including rental of office space, participation in a money pool arrangement, other operational transactions and their proportionate share of certain charged expenses. See Note 7 for more information regarding money pool. These transactions of the Subsidiary Registrants are incurred in the ordinary course of business and are eliminated in consolidation.

As discussed in Note 18, certain trade receivables were previously sold by Duke Energy Ohio and Duke Energy Indiana to CRC, an affiliate formed by a subsidiary of Duke Energy. The proceeds obtained from the sales of receivables were largely cash but included a subordinated note from CRC for a portion of the purchase price. In March 2024, Duke Energy repaid all outstanding CRC borrowings and terminated the related CRC credit facility.

### Intercompany Income Taxes

Duke Energy and the Subsidiary Registrants file a consolidated federal income tax return and other state and jurisdictional returns. The Subsidiary Registrants have a tax sharing agreement with Duke Energy for the allocation of consolidated tax liabilities and benefits. Income taxes recorded represent amounts the Subsidiary Registrants would incur as separate C-Corporations. The following table includes the balance of intercompany income tax receivables and payables for the Subsidiary Registrants.

| (in millions) | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|
| **December 31, 2024** | | | | | | | |
| Intercompany income tax receivable | $ — | $ — | $ — | $154 | $— | $ — | $— |
| Intercompany income tax payable | 419 | 169 | 315 | — | 43 | 110 | 43 |
| | | | | | | | |
| **December 31, 2023** | | | | | | | |
| Intercompany income tax receivable | $ — | $ — | $ — | $ — | $91 | $ 53 | $— |
| Intercompany income tax payable | 81 | 92 | 94 | 114 | — | — | 57 |

## 15.  DERIVATIVES AND HEDGING

The Duke Energy Registrants use commodity, interest rate and foreign currency contracts to manage commodity price risk, interest rate risk and foreign currency exchange rate risk. The primary use of commodity derivatives is to hedge the generation portfolio against changes in the prices of electricity and natural gas. Piedmont enters into natural gas supply contracts to provide diversification, reliability and natural gas cost benefits to its customers. Interest rate derivatives are used to manage interest rate risk associated with borrowings. Foreign currency derivatives are used to manage risk related to foreign currency exchange rates on certain issuances of debt.

All derivative instruments not identified as NPNS are recorded at fair value as assets or liabilities on the Consolidated Balance Sheets. Cash collateral related to derivative instruments executed under master netting arrangements is offset against the collateralized derivatives on the Consolidated Balance Sheets. The cash impacts of settled derivatives are recorded as operating activities on the Consolidated Statements of Cash Flows.

### INTEREST RATE RISK

The Duke Energy Registrants are exposed to changes in interest rates as a result of their issuance or anticipated issuance of variable-rate and fixed-rate debt and commercial paper. Interest rate risk is managed by limiting variable-rate exposures to a percentage of total debt and by monitoring changes in interest rates. To manage risk associated with changes in interest rates, the Duke Energy Registrants may enter into interest rate swaps, U.S. Treasury lock agreements and other financial contracts. In anticipation of certain fixed-rate debt issuances, a series of forward-starting interest rate swaps or Treasury locks may be executed to lock in components of current market interest rates. These instruments are later terminated prior to or upon the issuance of the corresponding debt.

### Cash Flow Hedges

For a derivative designated as hedging the exposure to variable cash flows of a future transaction, referred to as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

other comprehensive income and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt. Gains and losses reclassified out of AOCI for the years ended December 31, 2024, 2023, and 2022, were not material. Duke Energy's interest rate derivatives designated as hedges include forward-starting interest rate swaps not accounted for under regulatory accounting.

Duke Energy's interest rate swaps for its regulated operations employ regulatory accounting. With regulatory accounting, the mark-to-market gains or losses on the swaps are deferred as regulatory liabilities or regulatory assets, respectively. Regulatory assets and liabilities are amortized consistent with the treatment of the related costs in the ratemaking process. The accrual of interest on the swaps is recorded as Interest Expense on the Duke Energy Registrant's Consolidated Statements of Operations and Comprehensive Income.

### Undesignated Contracts

Undesignated contracts primarily include contracts not designated as a hedge because they are accounted for under regulatory accounting or contracts that do not qualify for hedge accounting.

The following tables show notional amounts of outstanding derivatives related to interest rate risk.

| (in millions) | December 31, 2024 | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Indiana | Duke Energy Ohio |
| Cash flow hedges | $2,825 | $ — | $ — | $ — | $ — | $ — | $— |
| Undesignated contracts | 3,202 | 1,150 | 1,775 | 1,125 | 650 | 250 | 27 |
| Total notional amount | $6,027 | $1,150 | $1,775 | $1,125 | $650 | $250 | $27 |

| (in millions) | December 31, 2023 | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Indiana | Duke Energy Ohio |
| Cash flow hedges | $2,300 | $ — | $ — | $ — | $ — | $ — | $— |
| Undesignated contracts | 2,727 | 1,050 | 1,250 | 925 | 325 | 400 | 27 |
| Total notional amount | $5,027 | $1,050 | $1,250 | $925 | $325 | $400 | $27 |

### COMMODITY PRICE RISK

The Duke Energy Registrants are exposed to the impact of changes in the prices of electricity purchased and sold in bulk power markets and natural gas purchases, including Piedmont's natural gas supply contracts. Exposure to commodity price risk is influenced by a number of factors including the term of contracts, the liquidity of markets and delivery locations. To manage risk associated with commodity prices, the Duke Energy Registrants may enter into long-term power purchase or sales contracts and long-term natural gas supply agreements.

### Undesignated Contracts

For the Subsidiary Registrants, bulk power electricity and natural gas purchases flow through fuel adjustment clauses, formula-based contracts or other cost sharing mechanisms. Differences between the costs included in rates and the incurred costs, including undesignated derivative contracts, are largely deferred as regulatory assets or regulatory liabilities. Piedmont policies allow for the use of financial instruments to hedge commodity price risks. The strategy and objective of these hedging programs are to use the financial instruments to reduce natural gas cost volatility for customers.

### Volumes

The tables below include volumes of outstanding commodity derivatives. Amounts disclosed represent the absolute value of notional volumes of commodity contracts excluding NPNS. The Duke Energy Registrants have netted contractual amounts where offsetting purchase and sale contracts exist with identical delivery locations and times of delivery. Where all commodity positions are perfectly offset, no quantities are shown.

| | December 31, 2024 | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Electricity (GWh) | 12,229 | — | — | — | 1,287 | 10,942 | — |
| Natural gas (millions of Dth) | 779 | 276 | 246 | 246 | — | 32 | 225 |

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

Combined Notes to Consolidated Financial Statements – (Continued)

| | December 31, 2023 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Electricity (GWh) | 13,608 | — | — | — | 1,616 | 11,992 | — |
| Natural gas (millions of Dth) | 846 | 279 | 274 | 274 | — | 30 | 263 |

## FOREIGN CURRENCY RISK

Duke Energy may enter into foreign currency derivatives to hedge exposure to changes in foreign currency exchange rates, such as that arising from the issuance of debt denominated in a currency other than U.S. dollars.

### Fair Value Hedges

Derivatives related to existing fixed rate securities are accounted for as fair value hedges, where the derivatives' fair value gains or losses and hedged items' fair value gains or losses are both recorded directly to earnings on the same income statement line item, including foreign currency gains or losses arising from changes in the U.S. currency exchange rates. Duke Energy has elected to exclude the cross-currency basis spread from the assessment of effectiveness in the fair value hedges of its foreign currency risk and record any difference between the change in the fair value of the excluded components and the amounts recognized in earnings as a component of other comprehensive income or loss.

The following table shows Duke Energy's outstanding derivatives related to foreign currency risk.

| | | | | | | Fair Value Gain (Loss)[(a)] (in millions) | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | | Years Ended December 31, | | |
| | Pay Notional (in millions) | Pay Rate | Receive Notional (in millions) | Receive Rate | Hedge Maturity Date | 2024 | 2023 | 2022 |
| Fair value hedges | | | | | | | | |
| | $ 645 | 4.75% | 600 euros | 3.10% | June 2028 | $ (41) | $17 | $ (3) |
| | 537 | 5.31% | 500 euros | 3.85% | June 2034 | (34) | 15 | (2) |
| | 815 | 5.65% | 750 euros | 3.75% | April 2031 | (38) | — | — |
| Total notional amount | $1,997 | | 1,850 euros | | | $(113) | $32 | $ (5) |

(a) Amounts are recorded in Other Income and expenses, net on the Consolidated Statement of Operations, which offsets an equal translation adjustment of the foreign denominated debt. See the Consolidated Statements of Comprehensive Income for amounts excluded from the assessment of effectiveness for which the difference between changes in fair value and periodic amortization is recorded.

## LOCATION AND FAIR VALUE OF DERIVATIVE ASSETS AND LIABILITIES RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS

The following tables show the fair value and balance sheet location of derivative instruments. Although derivatives subject to master netting arrangements are netted on the Consolidated Balance Sheets, the fair values presented below are shown gross and cash collateral on the derivatives has not been netted against the fair values shown.

| **Derivative Assets** | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **(in millions)** | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Commodity Contracts** | | | | | | | | |
| ***Not Designated as Hedging Instruments*** | | | | | | | | |
| Current | $ 49 | $20 | $ 17 | $ 17 | $— | $ 1 | $ 8 | $ 1 |
| Noncurrent | 60 | 29 | 32 | 32 | — | — | — | — |
| **Total Derivative Assets – Commodity Contracts** | $109 | $49 | $ 49 | $ 49 | $— | $ 1 | $ 8 | $ 1 |
| **Interest Rate Contracts** | | | | | | | | |
| ***Designated as Hedging Instruments*** | | | | | | | | |
| Current | $108 | $— | $ — | $ — | $— | $— | $— | $— |
| Noncurrent | 52 | — | — | — | — | — | — | — |
| ***Not Designated as Hedging Instruments*** | | | | | | | | |
| Current | $110 | $19 | $ 55 | $ 44 | $11 | $— | $36 | $— |
| Noncurrent | 50 | 26 | 23 | 16 | 7 | — | — | — |
| **Total Derivative Assets – Interest Rate Contracts** | $320 | $45 | $ 78 | $ 60 | $18 | $— | $36 | $— |
| **Foreign Currency Contracts** | | | | | | | | |
| ***Designated as Hedging Instruments*** | | | | | | | | |
| Noncurrent | 5 | — | — | — | — | — | — | — |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| Derivative Assets | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Total Derivative Assets – Foreign Currency Contracts | $ 5 | $— | $ — | $ — | $— | $— | $— | $— |
| Total Derivative Assets | $434 | $94 | $127 | $109 | $18 | $ 1 | $44 | $ 1 |

| Derivative Liabilities | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Commodity Contracts** | | | | | | | | |
| *Not Designated as Hedging Instruments* | | | | | | | | |
| Current | $108 | $57 | $32 | $32 | $— | $— | $ 3 | $16 |
| Noncurrent | 134 | 31 | 24 | 24 | — | — | — | 78 |
| Total Derivative Liabilities – Commodity Contracts | $242 | $88 | $56 | $56 | $— | $— | $ 3 | $94 |
| **Interest Rate Contracts** | | | | | | | | |
| *Not Designated as Hedging Instruments* | | | | | | | | |
| Current | 2 | — | 2 | 1 | 1 | — | — | — |
| Noncurrent | 1 | — | — | — | — | 1 | — | — |
| Total Derivative Liabilities – Interest Rate Contracts | $ 3 | $— | $ 2 | $ 1 | $ 1 | $ 1 | $— | $— |
| **Foreign Currency Contracts** | | | | | | | | |
| *Designated as Hedging Instruments* | | | | | | | | |
| Current | $ 35 | $— | $— | $— | $— | $— | $— | $— |
| Noncurrent | 39 | — | — | — | — | — | — | — |
| Total Derivative Liabilities – Foreign Currency Contracts | $ 74 | $— | $— | $— | $— | $— | $— | $— |
| Total Derivative Liabilities | $319 | $88 | $58 | $57 | $ 1 | $ 1 | $ 3 | $94 |

| Derivative Assets | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Commodity Contracts** | | | | | | | | |
| *Not Designated as Hedging Instruments* | | | | | | | | |
| Current | $ 25 | $ 1 | $ 3 | $ 1 | $ 2 | $ 1 | $18 | $ 1 |
| Noncurrent | 57 | 26 | 31 | 31 | — | — | — | — |
| Total Derivative Assets – Commodity Contracts | $ 82 | $27 | $34 | $32 | $ 2 | $ 1 | $18 | $ 1 |
| **Interest Rate Contracts** | | | | | | | | |
| *Designated as Hedging Instruments* | | | | | | | | |
| Current | $ 31 | $— | $— | $— | $— | $— | $— | $— |
| Noncurrent | 17 | — | — | — | — | — | — | — |
| *Not Designated as Hedging Instruments* | | | | | | | | |
| Current | $ 5 | $ 5 | $— | $— | $— | $— | $— | $— |
| Noncurrent | 10 | 3 | — | — | — | — | 7 | — |
| Total Derivative Assets – Interest Rate Contracts | $ 63 | $ 8 | $— | $— | $— | $— | $ 7 | $— |
| **Foreign Currency Contracts** | | | | | | | | |
| *Designated as Hedging Instruments* | | | | | | | | |
| Noncurrent | $ 44 | $— | $— | $— | $— | $— | $— | $— |
| Total Derivative Assets – Foreign Currency Contracts | $ 44 | $— | $— | $— | $— | $— | $— | $— |
| Total Derivative Assets | $189 | $35 | $34 | $32 | $ 2 | $ 1 | $25 | $ 1 |

| Derivative Liabilities | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| *Not Designated as Hedging Instruments* | | | | | | | | |
| Current | $354 | $177 | $138 | $138 | $— | $— | $18 | $ 20 |
| Noncurrent | 255 | 67 | 61 | 61 | — | — | — | 127 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| Derivative Liabilities | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Total Derivative Liabilities – Commodity Contracts** | $609 | $244 | $199 | $199 | $— | $— | $18 | $147 |
| **Interest Rate Contracts** | | | | | | | | |
| *Designated as Hedging Instruments* | | | | | | | | |
| Current | $ 25 | $ — | $ — | $ — | $— | $— | $— | $ — |
| Noncurrent | 26 | — | — | — | — | — | — | — |
| *Not Designated as Hedging Instruments* | | | | | | | | |
| Current | 13 | 2 | 11 | 11 | — | — | — | — |
| Noncurrent | 39 | 14 | 24 | 9 | 15 | 1 | — | — |
| **Total Derivative Liabilities – Interest Rate Contracts** | $103 | $ 16 | $ 35 | $ 20 | $15 | $ 1 | $— | $ — |
| **Foreign Currency Contracts** | | | | | | | | |
| *Designated as Hedging Instruments* | | | | | | | | |
| Current | $ 17 | $ — | $ — | $ — | $— | $— | $— | $ — |
| **Total Derivative Liabilities – Foreign Currency Contracts** | $ 17 | $ — | $ — | $ — | $— | $— | $— | $ — |
| **Total Derivative Liabilities** | $729 | $260 | $234 | $219 | $15 | $ 1 | $18 | $147 |

**OFFSETTING ASSETS AND LIABILITIES**

The following tables present the line items on the Consolidated Balance Sheets where derivatives are reported. Substantially all of Duke Energy's outstanding derivative contracts are subject to enforceable master netting arrangements. The amounts shown are calculated by counterparty. Accounts receivable or accounts payable may also be available to offset exposures in the event of bankruptcy. These amounts are not included in the tables below.

| Derivative Assets | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Current** | | | | | | | | |
| Gross amounts recognized | $267 | $ 39 | $ 72 | $ 61 | $11 | $ 1 | $44 | $ 1 |
| Offset | (29) | (15) | (14) | (14) | — | — | — | — |
| Net amounts presented in Current Assets: Other | $238 | $ 24 | $ 58 | $ 47 | $11 | $ 1 | $44 | $ 1 |
| **Noncurrent** | | | | | | | | |
| Gross amounts recognized | $167 | $ 55 | $ 55 | $ 48 | $ 7 | $— | $— | $— |
| Offset | (37) | (19) | (17) | (17) | — | — | — | — |
| Net amounts presented in Other Noncurrent Assets: Other | $130 | $ 36 | $ 38 | $ 31 | $ 7 | $— | $— | $— |

| Derivative Liabilities | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Current** | | | | | | | | |
| Gross amounts recognized | $145 | $ 57 | $ 34 | $ 33 | $ 1 | $— | $ 3 | $16 |
| Offset | (29) | (15) | (14) | (14) | — | — | — | — |
| Cash collateral posted | (3) | (2) | — | — | — | — | (1) | — |
| Net amounts presented in Current Liabilities: Other | $113 | $ 40 | $ 20 | $ 19 | $ 1 | $— | $ 2 | $16 |
| **Noncurrent** | | | | | | | | |
| Gross amounts recognized | $174 | $ 31 | $ 24 | $ 24 | $— | $ 1 | $— | $78 |
| Offset | (37) | (19) | (17) | (17) | — | — | — | — |
| Cash collateral posted | (4) | (4) | — | — | — | — | — | — |
| Net amounts presented in Other Noncurrent Liabilities: Other | $133 | $ 8 | $ 7 | $ 7 | $— | $ 1 | $— | $78 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| Derivative Assets | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Current** | | | | | | | | |
| Gross amounts recognized | $ 61 | $ 6 | $ 3 | $ 1 | $ 2 | $ 1 | $18 | $ 1 |
| Offset | (2) | (1) | (1) | (1) | — | — | — | — |
| Net amounts presented in Current Assets: Other | $ 59 | $ 5 | $ 2 | $— | $ 2 | $ 1 | $18 | $ 1 |
| **Noncurrent** | | | | | | | | |
| Gross amounts recognized | $128 | $ 29 | $ 31 | $ 31 | $— | $— | $ 7 | $— |
| Offset | (37) | (14) | (22) | (22) | — | — | — | — |
| Net amounts presented in Other Noncurrent Assets: Other | $ 91 | $ 15 | $ 9 | $ 9 | $— | $— | $ 7 | $— |

| Derivative Liabilities | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Current** | | | | | | | | |
| Gross amounts recognized | $409 | $179 | $149 | $149 | $— | $— | $ 18 | $ 20 |
| Offset | (2) | (1) | (1) | (1) | — | — | — | — |
| Cash collateral posted | (96) | (48) | (30) | (30) | — | — | (18) | — |
| Net amounts presented in Current Liabilities: Other | $311 | $130 | $118 | $118 | $— | $— | $ — | $ 20 |
| **Noncurrent** | | | | | | | | |
| Gross amounts recognized | $320 | $ 81 | $ 85 | $ 70 | $15 | $ 1 | $ — | $127 |
| Offset | (37) | (14) | (22) | (22) | — | — | — | — |
| Cash collateral posted | (66) | (38) | (28) | (28) | — | — | — | — |
| Net amounts presented in Other Noncurrent Liabilities: Other | $217 | $ 29 | $ 35 | $ 20 | $15 | $ 1 | $ — | $127 |

#### OBJECTIVE CREDIT CONTINGENT FEATURES

Certain derivative contracts contain objective credit contingent features. These features include the requirement to post cash collateral or letters of credit if specific events occur, such as a credit rating downgrade below investment grade. The following tables show information with respect to derivative contracts that are in a net liability position and contain objective credit risk-related payment provisions.

| | December 31, 2024 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress |
| Aggregate fair value of derivatives in a net liability position | $101 | $52 | $49 | $49 |
| Fair value of collateral already posted | 6 | 6 | — | — |
| Additional cash collateral or letters of credit in the event credit risk-related contingent features were triggered | 95 | 46 | 49 | 49 |

| | December 31, 2023 | | | |
|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress |
| Aggregate fair value of derivatives in a net liability position | $342 | $175 | $166 | $166 |
| Fair value of collateral already posted | 144 | 86 | 58 | 58 |
| Additional cash collateral or letters of credit in the event credit risk-related contingent features were triggered | 198 | 89 | 108 | 108 |

The Duke Energy Registrants have elected to offset cash collateral and fair values of derivatives. For amounts to be netted, the derivative and cash collateral must be executed with the same counterparty under the same master netting arrangement.

## 16. INVESTMENTS IN DEBT AND EQUITY SECURITIES

Duke Energy's investments in debt and equity securities are primarily comprised of investments held in (i) the NDTF at Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida, (ii) the grantor trusts at Duke Energy Florida and Duke Energy Indiana related to OPEB plans and (iii) Bison. The Duke Energy Registrants classify investments in debt securities as AFS and investments in equity securities as FV-NI.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

For investments in debt securities classified as AFS, the unrealized gains and losses are included in other comprehensive income until realized, at which time they are reported through net income. For investments in equity securities classified as FV-NI, both realized and unrealized gains and losses are reported through net income. Substantially all of Duke Energy's investments in debt and equity securities qualify for regulatory accounting, and accordingly, all associated realized and unrealized gains and losses on these investments are deferred as a regulatory asset or liability.

Duke Energy classifies the majority of investments in debt and equity securities as long term, unless otherwise noted.

### Investment Trusts

The investments within the Investment Trusts are managed by independent investment managers with discretion to buy, sell and invest pursuant to the objectives set forth by the investment manager agreements and trust agreements. The Duke Energy Registrants have limited oversight of the day-to-day management of these investments. As a result, the ability to hold investments in unrealized loss positions is outside the control of the Duke Energy Registrants. Accordingly, all unrealized losses associated with debt securities within the Investment Trusts are recognized immediately and deferred to regulatory accounts where appropriate.

### Other AFS Securities

Unrealized gains and losses on all other AFS securities are included in other comprehensive income until realized, unless it is determined the carrying value of an investment has a credit loss. The Duke Energy Registrants analyze all investment holdings each reporting period to determine whether a decline in fair value is related to a credit loss. If a credit loss exists, the unrealized credit loss is included in earnings. There were no material credit losses as of December 31, 2024, and 2023.

Other Investments amounts are recorded in Other within Other Noncurrent Assets on the Consolidated Balance Sheets.

### DUKE ENERGY

The following table presents the estimated fair value of investments in debt and equity securities; equity investments are classified as FV-NI and debt investments are classified as AFS.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| **NDTF** | | | | | | |
| Cash and cash equivalents | $ — | $ — | $ 139 | $ — | $ — | $ 133 |
| Equity securities | 5,753 | 61 | 8,233 | 4,942 | 22 | 7,278 |
| Corporate debt securities | 6 | 33 | 673 | 12 | 43 | 632 |
| Municipal bonds | 2 | 14 | 342 | 6 | 16 | 347 |
| U.S. government bonds | 3 | 84 | 1,806 | 24 | 65 | 1,575 |
| Other debt securities | 1 | 8 | 239 | 1 | 13 | 178 |
| **Total NDTF Investments** | **$5,765** | **$200** | **$11,432** | **$4,985** | **$159** | **$10,143** |
| **Other Investments** | | | | | | |
| Cash and cash equivalents | $ — | $ — | $ 47 | $ — | $ — | $ 31 |
| Equity securities | 39 | 4 | 160 | 33 | — | 158 |
| Corporate debt securities | — | 5 | 79 | — | 6 | 82 |
| Municipal bonds | — | 1 | 83 | 1 | 2 | 77 |
| U.S. government bonds | — | 5 | 59 | — | 2 | 65 |
| Other debt securities | — | 4 | 45 | — | 2 | 47 |
| **Total Other Investments** | **$ 39** | **$ 19** | **$ 473** | **$ 34** | **$ 12** | **$ 460** |
| **Total Investments** | **$5,804** | **$219** | **$11,905** | **$5,019** | **$171** | **$10,603** |

Realized gains and losses, which were determined on a specific identification basis, from sales of FV-NI and AFS securities for the years ended December 31, 2024, 2023 and 2022, were as follows.

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **FV-NI:** | | | |
| Realized gains | **$600** | $129 | $201 |
| Realized losses | **85** | 146 | 316 |
| **AFS:** | | | |
| Realized gains | **28** | 44 | 28 |
| Realized losses | **67** | 140 | 151 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### DUKE ENERGY CAROLINAS

The following table presents the estimated fair value of investments in debt and equity securities; equity investments are classified as FV-NI and debt investments are classified as AFS.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| **NDTF** | | | | | | |
| Cash and cash equivalents | $ — | $ — | $ 62 | $ — | $— | $ 51 |
| Equity securities | 3,386 | 33 | 4,751 | 2,886 | 14 | 4,196 |
| Corporate debt securities | 2 | 27 | 401 | 4 | 35 | 390 |
| Municipal bonds | — | 4 | 36 | — | 4 | 50 |
| U.S. government bonds | — | 50 | 991 | 13 | 33 | 826 |
| Other debt securities | 1 | 8 | 223 | 1 | 13 | 172 |
| **Total NDTF Investments** | **$3,389** | **$122** | **$6,464** | $2,904 | $99 | $5,685 |

Realized gains and losses, which were determined on a specific identification basis, from sales of FV-NI and AFS securities for the years ended December 31, 2024, 2023 and 2022, were as follows.

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **FV-NI:** | | | |
| Realized gains | **$298** | $82 | $124 |
| Realized losses | **40** | 79 | 177 |
| **AFS:** | | | |
| Realized gains | **14** | 22 | 22 |
| Realized losses | **40** | 65 | 86 |

### PROGRESS ENERGY

The following table presents the estimated fair value of investments in debt and equity securities; equity investments are classified as FV-NI and debt investments are classified as AFS.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| **NDTF** | | | | | | |
| Cash and cash equivalents | $ — | $— | $ 77 | $ — | $— | $ 82 |
| Equity securities | 2,367 | 28 | 3,482 | 2,056 | 8 | 3,082 |
| Corporate debt securities | 4 | 6 | 272 | 8 | 8 | 242 |
| Municipal bonds | 2 | 10 | 306 | 6 | 12 | 297 |
| U.S. government bonds | 3 | 34 | 815 | 11 | 32 | 749 |
| Other debt securities | — | — | 16 | — | — | 6 |
| **Total NDTF Investments** | **$2,376** | **$78** | **$4,968** | $2,081 | $60 | $4,458 |
| **Other Investments** | | | | | | |
| Cash and cash equivalents | $ — | $— | $ 23 | $ — | $— | $ 18 |
| Municipal bonds | — | — | 24 | — | 1 | 23 |
| **Total Other Investments** | **$ —** | **$—** | **$ 47** | $ — | $ 1 | $ 41 |
| **Total Investments** | **$2,376** | **$78** | **$5,015** | $2,081 | $61 | $4,499 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

Realized gains and losses, which were determined on a specific identification basis, from sales of FV-NI and AFS securities for the years ended December 31, 2024, 2023 and 2022, were as follows.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **FV-NI:** | | | |
| Realized gains | $302 | $47 | $ 77 |
| Realized losses | 45 | 67 | 139 |
| **AFS:** | | | |
| Realized gains | 14 | 22 | 6 |
| Realized losses | 27 | 75 | 48 |

**DUKE ENERGY PROGRESS**

The following table presents the estimated fair value of investments in debt and equity securities; equity investments are classified as FV-NI and debt investments are classified as AFS.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| **NDTF** | | | | | | |
| Cash and cash equivalents | $ — | $— | $ 54 | $ — | $— | $ 55 |
| Equity securities | 2,256 | 28 | 3,362 | 1,956 | 8 | 2,970 |
| Corporate debt securities | 4 | 6 | 256 | 7 | 8 | 229 |
| Municipal bonds | 2 | 10 | 306 | 6 | 12 | 297 |
| U.S. government bonds | 3 | 26 | 645 | 10 | 18 | 518 |
| Other debt securities | — | — | 14 | — | — | 6 |
| **Total NDTF Investments** | $2,265 | $70 | $4,637 | $1,979 | $46 | $4,075 |
| **Other Investments** | | | | | | |
| Cash and cash equivalents | $ — | $— | $ 16 | $ — | $— | $ 14 |
| **Total Other Investments** | $ — | $— | $ 16 | $ — | $— | $ 14 |
| **Total Investments** | $2,265 | $70 | $4,653 | $1,979 | $46 | $4,089 |

Realized gains and losses, which were determined on a specific identification basis, from sales of FV-NI and AFS securities for the years ended December 31, 2024, 2023 and 2022, were as follows.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| **FV-NI:** | | | |
| Realized gains | $288 | $44 | $ 76 |
| Realized losses | 44 | 66 | 136 |
| **AFS:** | | | |
| Realized gains | 13 | 20 | 6 |
| Realized losses | 26 | 70 | 44 |

**DUKE ENERGY FLORIDA**

The following table presents the estimated fair value of investments in debt and equity securities; equity investments are classified as FV-NI and debt investments are classified as AFS.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| **NDTF** | | | | | | |
| Cash and cash equivalents | $ — | $— | $ 23 | $ — | $— | $ 27 |
| Equity securities | 111 | — | 120 | 100 | — | 112 |
| Corporate debt securities | — | — | 16 | 1 | — | 13 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| (in millions) | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| U.S. government bonds | — | 8 | 170 | 1 | 14 | 231 |
| Other debt securities | — | — | 2 | — | — | — |
| Total NDTF Investments[a] | $111 | $ 8 | $331 | $102 | $14 | $383 |
| Other Investments | | | | | | |
| Cash and cash equivalents | $ — | $— | $ 3 | $ — | $— | $ 3 |
| Municipal bonds | — | — | 24 | — | 1 | 23 |
| Total Other Investments | $ — | $— | $ 27 | $ — | $ 1 | $ 26 |
| Total Investments | $111 | $ 8 | $358 | $102 | $15 | $409 |

(a) During the years ended December 31, 2024, and 2023, Duke Energy Florida received reimbursements from the NDTF for costs related to ongoing decommissioning activity of Crystal River Unit 3.

Realized gains and losses, which were determined on a specific identification basis, from sales of FV-NI and AFS securities for the years ended December 31, 2024, 2023 and 2022, were immaterial.

### DUKE ENERGY INDIANA

The following table presents the estimated fair value of investments in debt and equity securities; equity investments are measured at FV-NI and debt investments are classified as AFS.

| | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| (in millions) | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
| Investments | | | | | | |
| Cash and cash equivalents | $— | $— | $ 1 | $— | $— | $ 1 |
| Equity securities | — | 4 | 89 | 4 | — | 98 |
| Corporate debt securities | — | — | 6 | — | — | 8 |
| Municipal bonds | — | 1 | 43 | 1 | 1 | 46 |
| U.S. government bonds | — | — | 7 | — | — | 10 |
| Total Investments | $— | $ 5 | $146 | $ 5 | $ 1 | $163 |

Realized gains and losses, which were determined on a specific identification basis, from sales of FV-NI and AFS securities for the years ended December 31, 2024, 2023 and 2022, were immaterial.

### DEBT SECURITY MATURITIES

The table below summarizes the maturity date for debt securities.

| | December 31, 2024 | | | | | |
|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Indiana |
| Due in one year or less | $ 89 | $ 9 | $ 62 | $ 12 | $ 50 | $ 4 |
| Due after one through five years | 791 | 303 | 408 | 310 | 98 | 20 |
| Due after five through 10 years | 721 | 441 | 234 | 219 | 15 | 12 |
| Due after 10 years | 1,725 | 898 | 729 | 680 | 49 | 20 |
| Total | $3,326 | $1,651 | $1,433 | $1,221 | $212 | $56 |

## 17.  FAIR VALUE MEASUREMENTS

Fair value is the exchange price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The fair value definition focuses on an exit price versus the acquisition cost. Fair value measurements use market data or assumptions market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs may be readily observable, corroborated by market data, or generally unobservable. Valuation techniques maximize the use of observable inputs and

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

minimize the use of unobservable inputs. A midmarket pricing convention (the midpoint price between bid and ask prices) is permitted for use as a practical expedient.

Fair value measurements are classified in three levels based on the fair value hierarchy as defined by GAAP. Certain investments are not categorized within the fair value hierarchy. These investments are measured at fair value using the net asset value per share practical expedient. The net asset value is derived based on the investment cost, less any impairment, plus or minus changes resulting from observable price changes for an identical or similar investment of the same issuer.

Fair value accounting guidance permits entities to elect to measure certain financial instruments that are not required to be accounted for at fair value, such as equity method investments or the Company's own debt, at fair value. The Duke Energy Registrants have not elected to record any of these items at fair value.

Valuation methods of the primary fair value measurements disclosed below are as follows.

#### Investments in equity securities

The majority of investments in equity securities are valued using Level 1 measurements. Investments in equity securities are typically valued at the closing price in the principal active market as of the last business day of the quarter. Principal active markets for equity prices include published exchanges such as the NYSE and Nasdaq Stock Market. Foreign equity prices are translated from their trading currency using the currency exchange rate in effect at the close of the principal active market. There was no after-hours market activity that was required to be reflected in the reported fair value measurements.

#### Investments in debt securities

Most investments in debt securities are valued using Level 2 measurements because the valuations use interest rate curves and credit spreads applied to the terms of the debt instrument (maturity and coupon interest rate) and consider the counterparty credit rating. If the market for a particular fixed-income security is relatively inactive or illiquid, the measurement is Level 3.

#### Commodity derivatives

Commodity derivatives with clearinghouses are classified as Level 1. Commodity derivatives with observable forward curves are classified as Level 2. If forward price curves are not observable for the full term of the contract and the unobservable period had more than an insignificant impact on the valuation, the commodity derivative is classified as Level 3. In isolation, increases (decreases) in natural gas forward prices result in favorable (unfavorable) fair value adjustments for natural gas purchase contracts; and increases (decreases) in electricity forward prices result in unfavorable (favorable) fair value adjustments for electricity sales contracts. Duke Energy regularly evaluates and validates pricing inputs used to estimate the fair value of certain commodity contracts by a market participant price verification procedure. This procedure provides a comparison of internal forward commodity curves to market participant generated curves.

#### Interest rate derivatives

Most over-the-counter interest rate contract derivatives are valued using financial models that utilize observable inputs for similar instruments and are classified as Level 2. Inputs include forward interest rate curves, notional amounts, interest rates and credit quality of the counterparties.

#### Foreign currency derivatives

Most over-the-counter foreign currency derivatives are valued using financial models that utilize observable inputs for similar instruments and are classified as Level 2. Inputs include forward foreign currency rate curves, notional amounts, foreign currency rates and credit quality of the counterparties.

#### Other fair value considerations

See Note 2 for further information on the valuation of the Commercial Renewables Disposal Groups. See Note 12 for a discussion of the valuation of goodwill and intangible assets.

#### DUKE ENERGY

The following tables provide recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets. Derivative amounts in the tables below for all Duke Energy Registrants exclude cash collateral, which is disclosed in Note 15. See Note 16 for additional information related to investments by major security type for the Duke Energy Registrants.

| (in millions) | December 31, 2024 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Level 3 | Not Categorized |
| NDTF cash and cash equivalents | $ 139 | $ 139 | $ — | $— | $— |
| NDTF equity securities | 8,233 | 8,203 | 2 | — | 28 |
| NDTF debt securities | 3,060 | 1,022 | 2,038 | — | — |
| Other equity securities | 160 | 160 | — | — | — |
| Other debt securities | 266 | 52 | 214 | — | — |
| Other cash and cash equivalents | 47 | 47 | — | — | — |
| Derivative assets | 434 | 2 | 423 | 9 | — |
| Total assets | 12,339 | 9,625 | 2,677 | 9 | 28 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | December 31, 2024 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Level 3 | Not Categorized |
| Derivative liabilities | (319) | (3) | (316) | — | — |
| Net assets | $12,020 | $9,622 | $2,361 | $ 9 | $28 |

| (in millions) | December 31, 2023 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Level 3 | Not Categorized |
| NDTF cash and cash equivalents | $ 133 | $ 133 | $ — | $— | $— |
| NDTF equity securities | 7,278 | 7,241 | — | — | 37 |
| NDTF debt securities | 2,732 | 829 | 1,903 | — | — |
| Other equity securities | 158 | 158 | — | — | — |
| Other debt securities | 271 | 55 | 216 | — | — |
| Other cash and cash equivalents | 31 | 31 | — | — | — |
| Derivative assets | 189 | 37 | 137 | 15 | — |
| Total assets | 10,792 | 8,484 | 2,256 | 15 | 37 |
| Derivative liabilities | (729) | (60) | (669) | — | — |
| Net assets | $10,063 | $8,424 | $1,587 | $15 | $37 |

The following table provides reconciliations of beginning and ending balances of assets and liabilities measured at fair value using Level 3 measurements.

| (in millions) | Derivatives (net) | |
| --- | --- | --- |
| | Years Ended December 31, | |
| | 2024 | 2023 |
| Balance at beginning of period | $ 15 | $ 34 |
| Purchases, sales, issuances and settlements: | | |
| Purchases | 29 | 47 |
| Settlements | (46) | (72) |
| Total gains included on the Consolidated Balance Sheet | 11 | 6 |
| Balance at end of period | $ 9 | $ 15 |

**DUKE ENERGY CAROLINAS**

The following tables provide recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | | | |
| --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Not Categorized |
| NDTF cash and cash equivalents | $ 62 | $ 62 | $ — | $— |
| NDTF equity securities | 4,751 | 4,721 | 2 | 28 |
| NDTF debt securities | 1,651 | 520 | 1,131 | — |
| Derivative assets | 94 | — | 94 | — |
| Total assets | 6,558 | 5,303 | 1,227 | 28 |
| Derivative liabilities | (88) | — | (88) | — |
| Net assets | $6,470 | $5,303 | $1,139 | $28 |

| (in millions) | December 31, 2023 | | | |
| --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Not Categorized |
| NDTF cash and cash equivalents | $ 51 | $ 51 | $ — | $— |
| NDTF equity securities | 4,196 | 4,159 | — | 37 |
| NDTF debt securities | 1,438 | 375 | 1,063 | — |
| Derivative assets | 35 | — | 35 | — |
| Total assets | 5,720 | 4,585 | 1,098 | 37 |
| Derivative liabilities | (260) | — | (260) | — |
| Net assets | $5,460 | $4,585 | $ 838 | $37 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

#### PROGRESS ENERGY

The following table provides recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Total Fair Value | Level 1 | Level 2 |
| NDTF cash and cash equivalents | $ 77 | $ 77 | $ — | $ 82 | $ 82 | $ — |
| NDTF equity securities | 3,482 | 3,482 | — | 3,082 | 3,082 | — |
| NDTF debt securities | 1,409 | 502 | 907 | 1,294 | 454 | 840 |
| Other debt securities | 24 | — | 24 | 23 | — | 23 |
| Other cash and cash equivalents | 23 | 23 | — | 18 | 18 | — |
| Derivative assets | 127 | — | 127 | 34 | — | 34 |
| Total assets | 5,142 | 4,084 | 1,058 | 4,533 | 3,636 | 897 |
| Derivative liabilities | (58) | — | (58) | (234) | — | (234) |
| Net assets | $5,084 | $4,084 | $1,000 | $4,299 | $3,636 | $ 663 |

#### DUKE ENERGY PROGRESS

The following table provides recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Total Fair Value | Level 1 | Level 2 |
| NDTF cash and cash equivalents | $ 54 | $ 54 | $ — | $ 55 | $ 55 | $ — |
| NDTF equity securities | 3,362 | 3,362 | — | 2,970 | 2,970 | — |
| NDTF debt securities | 1,221 | 365 | 856 | 1,050 | 266 | 784 |
| Other cash and cash equivalents | 16 | 16 | — | 14 | 14 | — |
| Derivative assets | 109 | — | 109 | 32 | — | 32 |
| Total assets | 4,762 | 3,797 | 965 | 4,121 | 3,305 | 816 |
| Derivative liabilities | (57) | — | (57) | (219) | — | (219) |
| Net assets | $4,705 | $3,797 | $908 | $3,902 | $3,305 | $ 597 |

#### DUKE ENERGY FLORIDA

The following table provides recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
| --- | --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Total Fair Value | Level 1 | Level 2 |
| NDTF cash and cash equivalents | $ 23 | $ 23 | $— | $ 27 | $ 27 | $— |
| NDTF equity securities | 120 | 120 | — | 112 | 112 | — |
| NDTF debt securities | 188 | 137 | 51 | 244 | 188 | 56 |
| Other debt securities | 24 | — | 24 | 23 | — | 23 |
| Other cash and cash equivalents | 3 | 3 | — | 3 | 3 | — |
| Derivative assets | 18 | — | 18 | 2 | — | 2 |
| Total assets | 376 | 283 | 93 | 411 | 330 | 81 |
| Derivative liabilities | (1) | — | (1) | (15) | — | (15) |
| Net assets | $375 | $283 | $92 | $396 | $330 | $ 66 |

#### DUKE ENERGY OHIO

The recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets were not material at December 31, 2024, and 2023.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

### DUKE ENERGY INDIANA

The following table provides recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | | | | December 31, 2023 | | | |
|---|---|---|---|---|---|---|---|---|
| | Total Fair Value | Level 1 | Level 2 | Level 3 | Total Fair Value | Level 1 | Level 2 | Level 3 |
| Other equity securities | $ 89 | $89 | $— | $— | $ 98 | $ 98 | $— | $— |
| Other debt securities | 56 | — | 56 | — | 64 | — | 64 | — |
| Other cash equivalents | 1 | 1 | — | — | 1 | 1 | — | — |
| Derivative assets | 44 | — | 36 | 8 | 25 | 5 | 7 | 13 |
| Total assets | 190 | 90 | 92 | 8 | 188 | 104 | 71 | 13 |
| Derivative liabilities | (3) | (3) | — | — | (18) | (18) | — | — |
| Net assets | $187 | $87 | $92 | $ 8 | $170 | $ 86 | $71 | $13 |

The following table provides a reconciliation of beginning and ending balances of assets and liabilities measured at fair value using Level 3 measurements.

| (in millions) | Derivatives (net) | |
|---|---|---|
| | Years Ended December 31, | |
| | 2024 | 2023 |
| Balance at beginning of period | $ 13 | $ 29 |
| Purchases, sales, issuances and settlements: | | |
| Purchases | 27 | 42 |
| Settlements | (42) | (68) |
| Total gains included on the Consolidated Balance Sheet | 10 | 10 |
| Balance at end of period | $ 8 | $ 13 |

### PIEDMONT

The following table provides recorded balances for assets and liabilities measured at fair value on a recurring basis on the Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | | | December 31, 2023 | | |
|---|---|---|---|---|---|---|
| | Total Fair Value | Level 1 | Level 2 | Total Fair Value | Level 1 | Level 2 |
| Derivative assets | $ 1 | $ 1 | $— | $ 1 | $ 1 | $ — |
| Derivative liabilities | (94) | — | (94) | (147) | — | (147) |
| Net (liabilities) assets | $(93) | $ 1 | $(94) | $(146) | $ 1 | $(147) |

### QUANTITATIVE INFORMATION ABOUT UNOBSERVABLE INPUTS

The following tables include quantitative information about the Duke Energy Registrants' derivatives classified as Level 3.

| Investment Type | December 31, 2024 | | | | |
|---|---|---|---|---|---|
| | Fair Value (in millions) | Valuation Technique | Unobservable Input | Range | Weighted Average Range |
| **Duke Energy Ohio** | | | | | |
| FTRs | $1 | RTO auction pricing | FTR price – per MWh | $— – $1.13 | $0.48 |
| **Duke Energy Indiana** | | | | | |
| FTRs | 8 | RTO auction pricing | FTR price – per MWh | (0.63) – 9.24 | 0.94 |
| **Duke Energy** | | | | | |
| Total Level 3 derivatives | $9 | | | | |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

| | | December 31, 2023 | | | |
|---|---|---|---|---|---|
| Investment Type | Fair Value (in millions) | Valuation Technique | Unobservable Input | Range | Weighted Average Range |
| **Duke Energy Ohio** | | | | | |
| FTRs | $ 2 | RTO auction pricing | FTR price – per MWh | $0.36 – $2.11 | $0.71 |
| **Duke Energy Indiana** | | | | | |
| FTRs | 13 | RTO auction pricing | FTR price – per MWh | (1.05) – 9.64 | 1.26 |
| **Duke Energy** | | | | | |
| Total Level 3 derivatives | $15 | | | | |

### OTHER FAIR VALUE DISCLOSURES

The fair value and book value of long-term debt, including current maturities, is summarized in the following table. Estimates determined are not necessarily indicative of amounts that could have been settled in current markets. Fair value of long-term debt uses Level 2 measurements.

| | December 31, 2024 | | December 31, 2023 | |
|---|---|---|---|---|
| (in millions) | Book Value | Fair Value | Book Value | Fair Value |
| Duke Energy[(a)] | **$80,689** | **$73,440** | $75,252 | $69,790 |
| Duke Energy Carolinas | **17,490** | **15,975** | 16,012 | 15,077 |
| Progress Energy | **24,496** | **22,548** | 23,759 | 22,553 |
| Duke Energy Progress | **12,504** | **11,009** | 11,714 | 10,595 |
| Duke Energy Florida | **10,348** | **9,752** | 10,401 | 10,123 |
| Duke Energy Ohio | **4,165** | **3,871** | 3,518 | 3,310 |
| Duke Energy Indiana | **4,798** | **4,329** | 4,502 | 4,230 |
| Piedmont | **4,003** | **3,584** | 3,668 | 3,336 |

(a) Book value of long-term debt includes $1.0 billion as of December 31, 2024, and December 31, 2023, of unamortized debt discount and premium, net in purchase accounting adjustments related to the mergers with Progress Energy and Piedmont that are excluded from fair value of long-term debt.

At both December 31, 2024, and December 31, 2023, fair value of cash and cash equivalents, accounts and notes receivable, accounts payable, notes payable and commercial paper, and nonrecourse notes payable of VIEs are not materially different from their carrying amounts because of the short-term nature of these instruments and/or because the stated rates approximate market rates.

## 18. VARIABLE INTEREST ENTITIES

A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis to determine whether an entity is a VIE considers contracts with an entity, credit support for an entity, the adequacy of the equity investment of an entity and the relationship of voting power to the amount of equity invested in an entity. This analysis is performed either upon the creation of a legal entity or upon the occurrence of an event requiring reevaluation, such as a significant change in an entity's assets or activities. A qualitative analysis of control determines the party that consolidates a VIE. This assessment is based on (i) what party has the power to direct the activities of the VIE that most significantly impact its economic performance and (ii) what party has rights to receive benefits or is obligated to absorb losses that could potentially be significant to the VIE. The analysis of the party that consolidates a VIE is a continual reassessment.

### CONSOLIDATED VIEs

The obligations of the consolidated VIEs discussed in the following paragraphs are nonrecourse to the Duke Energy Registrants. The registrants have no requirement to provide liquidity to, purchase assets of or guarantee performance of these VIEs unless noted in the following paragraphs.

No financial support was provided to any of the consolidated VIEs during the years ended December 31, 2024, 2023 and 2022, or is expected to be provided in the future, that was not previously contractually required.

### Receivables Financing – DERF/DEPR/DEFR

DERF, DEPR and DEFR are bankruptcy remote, special purpose subsidiaries of Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida, respectively. DERF, DEPR and DEFR are wholly owned LLCs with separate legal existence from their parent companies, and their assets are not generally available to creditors of their parent companies. On a revolving basis, DERF, DEPR and DEFR buy certain accounts receivable arising from the sale of electricity and related services from their parent companies.

DERF, DEPR and DEFR borrow amounts under credit facilities to buy these receivables. Borrowing availability from the credit facilities is limited to the amount of qualified receivables purchased, which generally exclude receivables past due more than a predetermined number of days and reserves for expected past-due balances. The sole source of funds to satisfy the related debt obligations is cash collections from the receivables. Amounts borrowed under the DERF, DEPR, and DEFR credit facilities are reflected on the Consolidated Balance Sheets as Current maturities of long-term debt.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

The most significant activity that impacts the economic performance of DERF, DEPR and DEFR are the decisions made to manage delinquent receivables. Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida are considered the primary beneficiaries and consolidate DERF, DEPR and DEFR, respectively, as they make those decisions.

In April 2024, Duke Energy Florida repaid all outstanding DEFR borrowings totaling $325 million and terminated the related DEFR credit facility. Additionally, Duke Energy Florida's related restricted receivables outstanding at DEFR at the time of termination totaled $459 million and were transferred back to Duke Energy Florida to be collected and reported as Receivables on the Consolidated Balance Sheets.

In January 2025, Duke Energy Carolinas repaid all outstanding DERF borrowings totaling $500 million and terminated the related DERF credit facility. Additionally, Duke Energy Carolinas' related restricted receivables outstanding at DERF at the time of termination totaled $1,081 million and were transferred back to Duke Energy Carolinas to be collected and reported as Receivables on the Consolidated Balance Sheets.

**Receivables Financing – CRC**

CRC is a bankruptcy remote, special purpose entity indirectly owned by Duke Energy. On a revolving basis, CRC bought certain accounts receivable arising from the sale of electricity, natural gas and related services from Duke Energy Ohio and Duke Energy Indiana. CRC then borrowed amounts under a credit facility to buy the receivables from Duke Energy Ohio and Duke Energy Indiana. Borrowing availability from the credit facility was limited to the amount of qualified receivables sold to CRC, which generally excluded receivables past due more than a predetermined number of days and reserves for expected past-due balances. The sole source of funds to satisfy the related debt obligation was cash collections from the receivables.

The proceeds Duke Energy Ohio and Duke Energy Indiana received from the sale of receivables to CRC were approximately 75% cash and 25% in the form of a subordinated note from CRC. The subordinated note was a retained interest in the receivables sold.

CRC was considered a VIE because (i) equity capitalization was insufficient to support its operations, (ii) power to direct the activities that most significantly impact the economic performance of the entity was not held by the equity holder and (iii) deficiencies in net worth of CRC were funded by Duke Energy. The most significant activities that impacted the economic performance of CRC were decisions made to manage delinquent receivables. Duke Energy was considered the primary beneficiary and consolidated CRC as it made these decisions. Neither Duke Energy Ohio nor Duke Energy Indiana consolidated CRC.

In March 2024, Duke Energy repaid all outstanding CRC borrowings totaling $350 million and terminated the related CRC credit facility. Additionally, Duke Energy's related restricted receivables outstanding at CRC at the time of termination totaled $682 million, consisting of $316 million and $366 million of restricted receivables that were transferred back to Duke Energy Indiana and Duke Energy Ohio, respectively, to be collected and reported as Receivables on the Consolidated Balance Sheets.

**Receivables Financing — Credit Facilities**

The following table summarizes the amounts and expiration dates of the credit facilities and associated restricted receivables described above.

| | | Duke Energy | | |
| | | Duke Energy Carolinas | Duke Energy Progress | Duke Energy Florida |
| (in millions) | CRC | DERF | DEPR | DEFR |
|---|---|---|---|---|
| Expiration date | (a) | (c) | April 2025 | (b) |
| Credit facility amount | (a) | (c) | $400 | (b) |
| Amounts borrowed at December 31, 2024 | — | 500 | 400 | — |
| Amounts borrowed at December 31, 2023 | 312 | 500 | 400 | 325 |
| Restricted Receivables at December 31, 2024 | — | 1,054 | 835 | — |
| Restricted Receivables at December 31, 2023 | 663 | 991 | 833 | 532 |

(a) In March 2024, Duke Energy repaid all outstanding CRC borrowing and terminated the related $350 million CRC credit facility.
(b) In April 2024, Duke Energy Florida repaid all outstanding DEFR borrowing and terminated the related $325 million DEFR credit facility.
(c) In January 2025, Duke Energy Carolinas repaid all outstanding DERF borrowing and terminated the related $500 million DERF credit facility.

**Nuclear Asset-Recovery Bonds – Duke Energy Florida Project Finance**

Duke Energy Florida Project Finance, LLC (DEFPF) is a bankruptcy remote, wholly owned special purpose subsidiary of Duke Energy Florida. DEFPF was formed in 2016 for the sole purpose of issuing nuclear asset-recovery bonds to finance Duke Energy Florida's unrecovered regulatory asset related to Crystal River Unit 3.

In 2016, DEFPF issued senior secured bonds and used the proceeds to acquire nuclear asset-recovery property from Duke Energy Florida. The nuclear asset-recovery property acquired includes the right to impose, bill, collect and adjust a non-bypassable nuclear asset-recovery charge from all Duke Energy Florida retail customers until the bonds are paid in full and all financing costs have been recovered. The nuclear asset-recovery bonds are secured by the nuclear asset-recovery property and cash collections from the nuclear asset-recovery charges are the sole source of funds to satisfy the debt obligation. The bondholders have no recourse to Duke Energy Florida.

DEFPF is considered a VIE primarily because the equity capitalization is insufficient to support its operations. Duke Energy Florida has the power to direct the significant activities of the VIE as described above and therefore Duke Energy Florida is considered the primary beneficiary and consolidates DEFPF.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

The following table summarizes the impact of DEFPF on Duke Energy Florida's Consolidated Balance Sheets.

| | December 31, | |
|---|---|---|
| (in millions) | 2024 | 2023 |
| Regulatory Assets: Current | 61 | 59 |
| Current Assets: Other | 35 | 37 |
| Other Noncurrent Assets: Regulatory assets | 741 | 803 |
| Current Liabilities: Other | 8 | 8 |
| Current maturities of long-term debt | 59 | 59 |
| Long-Term Debt | 773 | 831 |

**Storm Recovery Bonds**

Duke Energy Carolinas NC Storm Funding, LLC (DECNCSF), Duke Energy Progress NC Storm Funding, LLC (DEPNCSF) and Duke Energy Progress SC Storm Funding, LLC (DEPSCSF) are bankruptcy remote, wholly owned special purpose subsidiaries of Duke Energy Carolinas and Duke Energy Progress. DECNCSF and DEPNCSF were formed in 2021 while DECSCSF was formed in 2024, all for the sole purpose of issuing storm recovery bonds to finance certain of Duke Energy Carolinas' and Duke Energy Progress' unrecovered regulatory assets related to storm costs incurred in North Carolina and South Carolina.

In 2021, DECNCSF and DEPNCSF issued senior secured bonds, and used the proceeds to acquire storm recovery property from Duke Energy Carolinas and Duke Energy Progress. The storm recovery property was created by state legislation and NCUC financing orders for the purpose of financing storm costs incurred in 2018 and 2019. In April 2024, DEPSCSF issued $177 million of senior secured bonds and used the proceeds to acquire storm recovery property from Duke Energy Progress. The storm recovery property was created by state legislation and a PSCSC financing order for the purpose of financing storm costs incurred from 2014 through 2022.

The storm recovery property acquired includes the right to impose, bill, collect and adjust a non-bypassable charge from all Duke Energy Carolinas' and Duke Energy Progress' North Carolina and South Carolina retail customers until the bonds are paid in full and all financing costs have been recovered. The storm recovery bonds are secured by the storm recovery property and cash collections from the storm recovery charges are the sole source of funds to satisfy the debt obligation. The bondholders have no recourse to Duke Energy Carolinas or Duke Energy Progress. These entities are considered VIEs primarily because their equity capitalization is insufficient to support their operations. Duke Energy Carolinas and Duke Energy Progress have the power to direct the significant activities of the VIEs as described above and therefore Duke Energy Carolinas and Duke Energy Progress are considered the primary beneficiaries. Duke Energy Carolinas consolidates DECNCSF and Duke Energy Progress consolidates DEPNCSF and DEPSCSF.

The following table summarizes the impact of these VIEs on Duke Energy Carolinas' and Duke Energy Progress' Consolidated Balance Sheets.

| | December 31, 2024 | | | December 31, 2023 | |
|---|---|---|---|---|---|
| | Duke Energy Carolinas | Duke Energy Progress | | Duke Energy Carolinas | Duke Energy Progress |
| (in millions) | DECNCSF | DEPNCSF | DEPSCSF | DECNCSF | DEPNCSF |
| Regulatory Assets: Current | $ 12 | $ 39 | $ 8 | $ 12 | $ 39 |
| Current Assets: Other | 9 | 27 | 13 | 9 | 31 |
| Other Noncurrent Assets: Regulatory assets | 189 | 620 | 155 | 196 | 643 |
| Other Noncurrent Assets: Other | 1 | 4 | 1 | 1 | 2 |
| Current maturities of long-term debt | 10 | 34 | 9 | 10 | 34 |
| Current Liabilities: Other | 2 | 10 | 7 | 3 | 8 |
| Long-Term Debt | 198 | 646 | 163 | 208 | 680 |

**Purchasing Company – Duke Energy Florida**

Duke Energy Florida Purchasing Company, LLC (DEF ProCo) is a wholly owned special purpose subsidiary of Duke Energy Florida. DEF ProCo was formed in 2023 as the primary procurement agent for equipment, materials and supplies for Duke Energy Florida. DEF ProCo interacts with third-party suppliers on Duke Energy Florida's behalf with credit and risk support provided by Duke Energy Florida. DEF ProCo is a qualified reseller under Florida tax law and conveys acquired assets to Duke Energy Florida through leases on each acquired asset.

This entity is considered a VIE primarily because the equity capitalization is insufficient to support their operations. Duke Energy Florida has the power to direct the significant activities of this VIE as described above and therefore Duke Energy Florida is considered the primary beneficiary and consolidates the procurement company.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

The following table summarizes the impact of this VIE on Duke Energy Florida's Consolidated Balance Sheets.

| (in millions) | December 31, 2024 | December 31, 2023 |
|---|---|---|
| Inventory | $494 | 462 |
| Accounts Payable | 208 | 188 |

#### NON-CONSOLIDATED VIEs

The following tables summarize the impact of non-consolidated VIEs on the Consolidated Balance Sheets.

| | December 31, 2024 | | |
|---|---|---|---|
| (in millions) | Duke Energy Natural Gas Investments | Duke Energy Ohio | Duke Energy Indiana |
| Receivables from affiliated companies | $— | $— | $— |
| Investments in equity method unconsolidated affiliates | — | — | — |
| Other noncurrent assets | 17 | — | — |
| Total assets | $17 | $— | $— |
| Other current liabilities | 2 | — | — |
| Other noncurrent liabilities | — | — | — |
| Total liabilities | 2 | $— | $— |
| Net assets | $15 | $— | $— |

| | December 31, 2023 | | |
|---|---|---|---|
| (in millions) | Duke Energy Natural Gas Investments | Duke Energy Ohio | Duke Energy Indiana |
| Receivables from affiliated companies | $ — | $150 | $208 |
| Investments in equity method unconsolidated affiliates | 67 | — | — |
| Other noncurrent assets | 43 | — | — |
| Total assets | $110 | $150 | $208 |
| Other current liabilities | 4 | — | — |
| Other noncurrent liabilities | 5 | — | — |
| Total liabilities | $ 9 | $ — | $ — |
| Net assets | $101 | $150 | $208 |

The Duke Energy Registrants are not aware of any situations where the maximum exposure to loss significantly exceeds the carrying values shown above.

**Natural Gas Investments**

Duke Energy has investments in various joint ventures including pipeline and renewable natural gas projects. These entities are considered VIEs due to having insufficient equity to finance their own activities without subordinated financial support. Duke Energy does not have the power to direct the activities that most significantly impact the economic performance, the obligation to absorb losses or the right to receive benefits of these VIEs and therefore does not consolidate these entities.

**CRC**

See discussion under Consolidated VIEs for additional information related to CRC.

Amounts included in Receivables from affiliated companies in the above table for Duke Energy Ohio and Duke Energy Indiana reflect their retained interest in receivables sold to CRC as of December 31, 2023. The subordinated notes held by Duke Energy Ohio and Duke Energy Indiana are stated at fair value as of December 31, 2023. Prior to Duke Energy terminating the CRC credit facility, carrying values of retained interests were determined by allocating the carrying value of the receivables between assets sold and interests retained based on relative fair value. The allocated bases of the subordinated notes were not materially different than their face value because (i) the receivables generally turned over in less than two months, (ii) credit losses were reasonably predictable due to the broad customer base and lack of significant concentration and (iii) the equity in CRC was subordinate to all retained interests and thus would absorb losses first. The hypothetical effect on fair value of the retained interests assuming both a 10% and a 20% unfavorable variation in credit losses or discount rates was not material due to the short turnover of receivables and historically low credit loss history. Interest accrued to Duke Energy Ohio and Duke Energy Indiana on the retained interests using the acceptable yield method.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

Key assumptions used in estimating fair value as of December 31, 2023, are detailed in the following table.

| | Duke Energy Ohio | Duke Energy Indiana |
|---|---|---|
| Anticipated credit loss ratio | 0.6% | 0.4% |
| Discount rate | 6.1% | 6.1% |
| Receivable turnover rate | 13.9% | 12.0% |

The following table shows the gross and net receivables sold. See discussion under Consolidated VIEs for additional information related to CRC's termination in March 2024.

| | Duke Energy Ohio | | Duke Energy Indiana | |
|---|---|---|---|---|
| | December 31, | | December 31, | |
| (in millions) | 2024 | 2023 | 2024 | 2023 |
| Receivables sold | $— | $361 | $— | $351 |
| Less: Retained interests | — | 150 | — | 208 |
| Net receivables sold | $— | $211 | $— | $143 |

The following table shows sales and cash flows related to receivables sold and reflects CRC activity prior to its termination in March 2024.

| | Duke Energy Ohio | | | Duke Energy Indiana | | |
|---|---|---|---|---|---|---|
| | Years Ended December 31, | | | Years Ended December 31, | | |
| (in millions) | 2024 | 2023 | 2022 | 2024 | 2023 | 2022 |
| **Sales** | | | | | | |
| Receivables sold | $474 | $2,578 | $2,562 | $473 | $3,223 | $3,744 |
| Loss recognized on sale | 7 | 34 | 18 | 6 | 39 | 26 |
| **Cash flows** | | | | | | |
| Cash proceeds from receivables sold | 478 | 2,591 | 2,424 | 523 | 3,294 | 3,498 |
| Collection fees received | — | 1 | 1 | — | 2 | 2 |
| Return received on retained interests | 4 | 19 | 10 | 4 | 25 | 15 |

Cash flows from sales of receivables are reflected within Cash Flows From Operating Activities and Cash Flows from Investing Activities on Duke Energy Ohio's and Duke Energy Indiana's Consolidated Statements of Cash Flows.

Collection fees received in connection with servicing transferred accounts receivable were included in Operation, maintenance and other on Duke Energy Ohio's and Duke Energy Indiana's Consolidated Statements of Operations and Comprehensive Income. The loss recognized on sales of receivables was calculated monthly by multiplying receivables sold during the month by the required discount. The required discount was derived monthly utilizing a three-year weighted average formula that considered charge-off history, late charge history and turnover history on the sold receivables, as well as a component for the time value of money. The discount rate, or component for the time value of money, was the prior month-end Daily Simple SOFR plus a fixed rate of 1%.

## 19. REVENUE

Duke Energy recognizes revenue consistent with amounts billed under tariff offerings or at contractually agreed upon rates based on actual physical delivery of electric or natural gas service, including estimated volumes delivered when billings have not yet occurred. As such, the majority of Duke Energy's revenues have fixed pricing based on the contractual terms of the published tariffs. Absent decoupling mechanisms, the variability in expected cash flows of the majority of Duke Energy's revenue is attributable to the customer's volumetric demand and ultimate quantities of energy or natural gas supplied and used during the billing period. The stand-alone selling price of related sales are designed to support recovery of prudently incurred costs and an appropriate return on invested assets and are primarily governed by published tariff rates or contractual agreements approved by relevant regulatory bodies. As described in Note 1, certain excise taxes and franchise fees levied by state or local governments are required to be paid even if not collected from the customer. These taxes are recognized on a gross basis as part of revenues. Duke Energy elects to account for all other taxes net of revenues.

Performance obligations are satisfied over time as energy or natural gas is delivered and consumed with billings generally occurring monthly and related payments due within 30 days, depending on regulatory requirements. In no event does the timing between payment and delivery of the goods and services exceed one year. Using this output method for revenue recognition provides a faithful depiction of the transfer of electric and natural gas service as customers obtain control of the commodity and benefit from its use at delivery. Additionally, Duke Energy has an enforceable right to consideration for energy

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

or natural gas delivered at any discrete point in time and will recognize revenue at an amount that reflects the consideration to which Duke Energy is entitled for the energy or natural gas delivered.

As described above, the majority of Duke Energy's tariff revenues are at will and, as such, related contracts with customers have an expected duration of one year or less and will not have future performance obligations for disclosure. Additionally, other long-term revenue streams, including wholesale contracts, generally provide services that are part of a single performance obligation, the delivery of electricity or natural gas. As such, other than material fixed consideration under long-term contracts, related disclosures for future performance obligations are also not applicable.

Duke Energy earns substantially all of its revenues through its reportable segments, EU&I and GU&I.

### Electric Utilities and Infrastructure

EU&I earns the majority of its revenues through retail and wholesale electric service through the generation, transmission, distribution and sale of electricity. Duke Energy generally provides retail and wholesale electric service customers with their full electric load requirements or with supplemental load requirements when the customer has other sources of electricity.

Retail electric service is generally marketed throughout Duke Energy's electric service territory through standard service offers. The standard service offers are through tariffs determined by regulators in Duke Energy's regulated service territory. Each tariff, which is assigned to customers based on customer class, has multiple components such as an energy charge, a demand charge, a basic facilities charge and applicable riders. Duke Energy considers each of these components to be aggregated into a single performance obligation for providing electric service, or in the case of distribution only customers in Duke Energy Ohio, for delivering electricity. Electricity is considered a single performance obligation satisfied over time consistent with the series guidance and is provided and consumed over the billing period, generally one

month. Retail electric service is typically provided to at-will customers who can cancel service at any time, without a substantive penalty. Additionally, Duke Energy adheres to applicable regulatory requirements in each jurisdiction to ensure the collectability of amounts billed and appropriate mitigating procedures are followed when necessary. As such, revenue from contracts with customers for such contracts is equivalent to the electricity supplied and billed in that period (including unbilled estimates).

Wholesale electric service is generally provided under long-term contracts using cost-based pricing. FERC regulates costs that may be recovered from customers and the amount of return companies are permitted to earn. Wholesale contracts include both energy and demand charges. For full requirements contracts, Duke Energy considers both charges as a single performance obligation for providing integrated electric service. For contracts where energy and demand charges are considered separate performance obligations, energy and demand are each a distinct performance obligation under the series guidance and are satisfied as energy is delivered and stand-ready service is provided on a monthly basis. This service represents consumption over the billing period and revenue is recognized consistent with billings and unbilled estimates, which generally occur monthly. Contractual amounts owed are typically trued up annually based upon incurred costs in accordance with FERC published filings and the specific customer's actual peak demand. Estimates of variable consideration related to potential additional billings or refunds owed are updated quarterly.

The majority of wholesale revenues are full requirements contracts where the customers purchase the substantial majority of their energy needs and do not have a fixed quantity of contractually required energy or capacity. As such, related forecasted revenues are considered optional purchases. Supplemental requirements contracts that include contracted blocks of energy and capacity at contractually fixed prices have the following estimated remaining performance obligations:

| (in millions) | Remaining Performance Obligations | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
| Duke Energy Carolinas | $12 | $12 | $12 | $12 | $— | $— | $ 48 |
| Progress Energy | 36 | 43 | 13 | 13 | 13 | 42 | 160 |
| Duke Energy Progress | 6 | 6 | 6 | 6 | 6 | 20 | 50 |
| Duke Energy Florida | 30 | 37 | 7 | 7 | 7 | 22 | 110 |
| Duke Energy Indiana | 17 | 17 | 15 | 5 | — | — | 54 |

Revenues for block sales are recognized monthly as energy is delivered and stand-ready service is provided, consistent with invoiced amounts and unbilled estimates.

### Gas Utilities and Infrastructure

GU&I earns its revenue through retail and wholesale natural gas service through the transportation, distribution and sale of natural gas. Duke Energy generally provides retail and wholesale natural gas service customers with all natural gas load requirements. Additionally, while natural gas can be stored, substantially all natural gas provided by Duke Energy is consumed by customers simultaneously with receipt of delivery.

Retail natural gas service is marketed throughout Duke Energy's natural gas service territory using published tariff rates. The tariff rates are established by regulators in Duke Energy's service territories. Each tariff, which is

assigned to customers based on customer class, have multiple components, such as a commodity charge, demand charge, customer or monthly charge and transportation costs. Duke Energy considers each of these components to be aggregated into a single performance obligation for providing natural gas service. For contracts where Duke Energy provides all of the customer's natural gas needs, the delivery of natural gas is considered a single performance obligation satisfied over time, and revenue is recognized monthly based on billings and unbilled estimates as service is provided and the commodity is consumed over the billing period. Additionally, natural gas service is typically at will and customers can cancel service at any time, without a substantive penalty. Duke Energy also adheres to applicable regulatory requirements to ensure the collectability of amounts billed and receivable and appropriate mitigating procedures are followed when necessary.

Certain long-term individually negotiated contracts exist to provide natural gas service. These contracts are regulated and approved by state

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

commissions. The negotiated contracts may have multiple components, including a natural gas and a demand charge, similar to retail natural gas contracts. Duke Energy considers each of these components to be a single performance obligation for providing natural gas service. This service represents consumption over the billing period, generally one month.

Fixed capacity payments under long-term contracts for the GU&I segment include minimum margin contracts and supply arrangements with municipalities and power generation facilities. Revenues for related sales are recognized monthly as natural gas is delivered and stand-ready service is provided, consistent with invoiced amounts and unbilled estimates. Estimated remaining performance obligations are as follows:

| (in millions) | Remaining Performance Obligations | | | | | | |
| | 2025 | 2026 | 2027 | 2028 | 2029 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Piedmont | $64 | $51 | $49 | $46 | $44 | $151 | $405 |

**Other**

The remainder of Duke Energy's operations is presented as Other, which does not include material revenues from contracts with customers.

**Disaggregated Revenues**

For the EU&I and GU&I segments, revenue by customer class is most meaningful to Duke Energy as each respective customer class collectively represents unique customer expectations of service, generally has different energy and demand requirements, and operates under tailored, regulatory approved pricing structures. Additionally, each customer class is impacted differently by weather and a variety of economic factors including the level of population growth, economic investment, employment levels, and regulatory activities in each of Duke Energy's jurisdictions. As such, analyzing revenues disaggregated by customer class allows Duke Energy to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Disaggregated revenues are presented as follows:

| (in millions) By market or type of customer | Year Ended December 31, 2024 | | | | | | | |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| *Electric Utilities and Infrastructure* | | | | | | | | |
| Residential | $12,901 | $4,150 | $ 6,592 | $2,872 | $3,720 | $1,009 | $1,149 | $  — |
| Commercial | 8,207 | 3,080 | 3,718 | 1,754 | 1,964 | 590 | 818 | — |
| Industrial | 3,427 | 1,488 | 1,066 | 742 | 324 | 149 | 724 | — |
| Wholesale | 2,205 | 547 | 1,414 | 1,268 | 146 | 51 | 194 | — |
| Other revenues | 1,029 | 350 | 674 | 343 | 331 | 89 | 107 | — |
| Total Electric Utilities and Infrastructure revenue from contracts with customers | $27,769 | $9,615 | $13,464 | $6,979 | $6,485 | $1,888 | $2,992 | $  — |
| *Gas Utilities and Infrastructure* | | | | | | | | |
| Residential | $ 1,320 | $  — | $  — | $  — | $  — | $ 427 | $  — | $ 893 |
| Commercial | 639 | — | — | — | — | 153 | — | 486 |
| Industrial | 158 | — | — | — | — | 33 | — | 125 |
| Power Generation | — | — | — | — | — | — | — | 33 |
| Other revenues | 126 | — | — | — | — | 26 | — | 100 |
| Total Gas Utilities and Infrastructure revenue from contracts with customers | $ 2,243 | $  — | $  — | $  — | $  — | $ 639 | $  — | $1,637 |
| *Other* | | | | | | | | |
| Revenue from contracts with customers | $   38 | $  — | $  — | $  — | $  — | $  — | $  — | $  — |
| Total revenue from contracts with customers | $30,050 | $9,615 | $13,464 | $6,979 | $6,485 | $2,527 | $2,992 | $1,637 |
| Other revenue sources[a] | $  307 | $ 103 | $  169 | $   38 | $ 110 | $  18 | $  48 | $  92 |
| Total revenues | $30,357 | $9,718 | $13,633 | $7,017 | $6,595 | $2,545 | $3,040 | $1,729 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) By market or type of customer | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| *Electric Utilities and Infrastructure* | | | | | | | | |
| Residential | $12,098 | $3,409 | $ 6,510 | $2,540 | $3,970 | $ 947 | $1,233 | $ — |
| Commercial | 7,895 | 2,670 | 3,762 | 1,588 | 2,174 | 552 | 911 | — |
| Industrial | 3,416 | 1,334 | 1,105 | 733 | 372 | 191 | 786 | — |
| Wholesale | 2,175 | 492 | 1,388 | 1,240 | 148 | 46 | 248 | — |
| Other revenues | 962 | 318 | 590 | 325 | 265 | 93 | 157 | — |
| Total Electric Utilities and Infrastructure revenue from contracts with customers | $26,546 | $8,223 | $13,355 | $6,426 | $6,929 | $1,829 | $3,335 | $ — |
| *Gas Utilities and Infrastructure* | | | | | | | | |
| Residential | $ 1,226 | $ — | $ — | $ — | $ — | $ 435 | $ — | $ 792 |
| Commercial | 605 | — | — | — | — | 154 | — | 450 |
| Industrial | 141 | — | — | — | — | 26 | — | 115 |
| Power Generation | — | — | — | — | — | — | — | 31 |
| Other revenues | 119 | — | — | — | — | 24 | — | 95 |
| Total Gas Utilities and Infrastructure revenue from contracts with customers | $ 2,091 | $ — | $ — | $ — | $ — | $ 639 | $ — | $1,483 |
| *Other* | | | | | | | | |
| Revenue from contracts with customers | $ 37 | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| Total revenue from contracts with customers | $28,674 | $8,223 | $13,355 | $6,426 | $6,929 | $2,468 | $3,335 | $1,483 |
| Other revenue sources[a] | $ 386 | $ 65 | $ 189 | $ 62 | $ 107 | $ 39 | $ 64 | $ 145 |
| Total revenues | $29,060 | $8,288 | $13,544 | $6,488 | $7,036 | $2,507 | $3,399 | $1,628 |

| (in millions) By market or type of customer | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| *Electric Utilities and Infrastructure* | | | | | | | | |
| Residential | $11,377 | $3,275 | $ 5,812 | $2,378 | $3,434 | $ 862 | $1,430 | $ — |
| Commercial | 7,356 | 2,396 | 3,396 | 1,480 | 1,916 | 517 | 1,049 | — |
| Industrial | 3,504 | 1,251 | 1,095 | 770 | 325 | 202 | 956 | — |
| Wholesale | 2,856 | 561 | 1,785 | 1,346 | 439 | 127 | 383 | — |
| Other revenues | 795 | 372 | 994 | 768 | 226 | 61 | 19 | — |
| Total Electric Utilities and Infrastructure revenue from contracts with customers | $25,888 | $7,855 | $13,082 | $6,742 | $6,340 | $1,769 | $3,837 | $ — |
| *Gas Utilities and Infrastructure* | | | | | | | | |
| Residential | $ 1,462 | $ — | $ — | $ — | $ — | $ 488 | $ — | $ 974 |
| Commercial | 765 | — | — | — | — | 180 | — | 585 |
| Industrial | 170 | — | — | — | — | 24 | — | 144 |
| Power Generation | — | — | — | — | — | — | — | 94 |
| Other revenues | 360 | — | — | — | — | 25 | — | 271 |
| Total Gas Utilities and Infrastructure revenue from contracts with customers | $ 2,757 | $ — | $ — | $ — | $ — | $ 717 | $ — | $2,068 |
| *Other* | | | | | | | | |
| Revenue from contracts with customers | $ 30 | $ — | $ — | $ — | $ — | $ — | $ — | $ — |
| Total revenue from contracts with customers | $28,675 | $7,855 | $13,082 | $6,742 | $6,340 | $2,486 | $3,837 | $2,068 |
| Other revenue sources[a] | $ 93 | $ 2 | $ 43 | $ 11 | $ 13 | $ 28 | $ 85 | $ 56 |
| Total revenues | $28,768 | $7,857 | $13,125 | $6,753 | $6,353 | $2,514 | $3,922 | $2,124 |

(a) Other revenue sources include revenues from leases, derivatives and alternative revenue programs that are not considered revenues from contracts with customers. Alternative revenue programs in certain jurisdictions include regulatory mechanisms that periodically adjust for over or under collection of related revenues.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

The following table presents the reserve for credit losses for trade and other receivables.

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2021 | $ 121 | $ 42 | $ 36 | $ 21 | $ 16 | $ 4 | $ 3 | $ 15 |
| Write-Offs | (158) | (73) | (70) | (36) | (34) | — | — | (12) |
| Credit Loss Expense | 160 | 40 | 72 | 17 | 55 | 2 | 1 | 11 |
| Other Adjustments | 93 | 59 | 43 | 42 | (1) | — | — | — |
| Balance at December 31, 2022 | $ 216 | $ 68 | $ 81 | $ 44 | $ 36 | $ 6 | $ 4 | $ 14 |
| Write-Offs | (164) | (71) | (84) | (41) | (42) | — | — | (10) |
| Credit Loss Expense | 101 | 35 | 48 | 12 | 37 | 3 | 1 | 7 |
| Other Adjustments | 52 | 24 | 29 | 29 | — | — | — | — |
| Balance at December 31, 2023 | $ 205 | $ 56 | $ 74 | $ 44 | $ 31 | $ 9 | $ 5 | $ 11 |
| Write-Offs | (132) | (55) | (73) | (45) | (28) | — | — | (4) |
| Credit Loss Expense | 98 | 39 | 51 | 25 | 26 | 3 | 2 | 3 |
| Other Adjustments | 38 | 29 | 21 | 20 | — | 31 | 8 | — |
| Balance at December 31, 2024 | $ 209 | $ 69 | $ 73 | $ 44 | $ 29 | $43 | $15 | $ 10 |

Trade and other receivables are evaluated based on an estimate of the risk of loss over the life of the receivable and current and historical conditions using supportable assumptions. Management evaluates the risk of loss for trade and other receivables by comparing the historical write-off amounts to total revenue over a specified period. Historical loss rates are adjusted due to the impact of current conditions, as well as forecasted conditions over a reasonable time period. The calculated write-off rate can be applied to the receivable balance for which an established reserve does not already exist. Management reviews the assumptions and risk of loss periodically for trade and other receivables.

## 20.  STOCKHOLDERS' EQUITY

Basic EPS is computed by dividing net income available to Duke Energy common stockholders, as adjusted for distributed and undistributed earnings allocated to participating securities and accumulated preferred dividends, by the weighted average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income available to Duke Energy common stockholders, as adjusted for distributed and undistributed earnings allocated to participating securities and accumulated preferred dividends, by the diluted weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other agreements to issue common stock, such as equity forward sale agreements or convertible debt, were exercised or settled. Duke Energy applies the if-converted method for calculating any potential dilutive effect of the conversion of the outstanding convertible notes on diluted EPS, if applicable. Duke Energy's participating securities are RSUs that are entitled to dividends declared on Duke Energy common stock during the RSUs vesting periods. Dividends declared on preferred stock are recorded on the Consolidated Statements of Operations as a reduction of net income to arrive at net income available to Duke Energy common stockholders. Dividends accumulated on preferred stock are an adjustment to net income used in the calculation of basic and diluted EPS.

The following table presents Duke Energy's basic and diluted EPS calculations, the weighted average number of common shares outstanding and common and preferred share dividends declared.

| (in millions, except per share amounts) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Net Income available to Duke Energy common stockholders | $ 4,402 | $ 2,735 | $ 2,444 |
| Less: Income (Loss) from discontinued operations attributable to Duke Energy common stockholders | 7 | (1,391) | (1,215) |
| Accumulated preferred stock dividends adjustment | 14 | — | — |
| Less: Impact of participating securities | 6 | 6 | 2 |
| Income from continuing operations available to Duke Energy common stockholders | $ 4,403 | $ 4,120 | $ 3,657 |
| Income (Loss) from discontinued operations, net of tax | $ 10 | $(1,455) | $(1,323) |
| Add: (Income) Loss attributable to NCI | (3) | 64 | 108 |
| Income (Loss) from discontinued operations attributable to Duke Energy common stockholders | $ 7 | $(1,391) | $(1,215) |
| Weighted average common shares outstanding — basic and diluted | 772 | 771 | 770 |
| EPS from continuing operations available to Duke Energy common stockholders | | | |
| Basic and Diluted[a] | $ 5.70 | $ 5.35 | $ 4.74 |
| Earnings (Loss) Per Share from discontinued operations attributable to Duke Energy common stockholders | | | |
| Basic and Diluted[a] | $ 0.01 | $ (1.81) | $ (1.57) |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| | | Years Ended December 31, | |
|---|---|---|---|
| (in millions, except per share amounts) | 2024 | 2023 | 2022 |
| Potentially dilutive items excluded from the calculation[(b)] | 2 | 2 | 2 |
| Dividends declared per common share | $ 4.14 | $ 4.06 | $ 3.98 |
| Dividends declared on Series A preferred stock per depositary share[(c)] | $ 1.437 | $ 1.437 | $ 1.437 |
| Dividends declared on Series B preferred stock per share[(d)] | $48.750 | $48.750 | $48.750 |

(a)   For the periods presented subsequent to issuance in April 2023, the convertible notes were excluded from the calculations of diluted EPS because the effect was antidilutive.

(b)   Performance stock awards were not included in the dilutive securities calculation because the performance measures related to the awards had not been met.

(c)   5.75% Series A Cumulative Redeemable Perpetual Preferred Stock dividends are payable quarterly in arrears on the 16th day of March, June, September and December. The preferred stock has a $25 liquidation preference per depositary share.

(d)   4.875% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock dividends were payable semiannually in arrears on the 16th day of March and September. The preferred stock was redeemed on September 16, 2024.

### Common Stock

In November 2022, Duke Energy filed a prospectus supplement and executed an Equity Distribution Agreement (EDA) under which it may sell up to $1.5 billion of its common stock through an ATM offering program, including an equity forward sales component. Under the terms of the EDA, Duke Energy may issue and sell shares of common stock through September 2025.

The following table shows ATM equity issuances pursuant to forward contracts executed during the year ended December 31, 2024.

| Tranche | Shares Priced | Initial Forward Price |
|---|---|---|
| 1 | 802,371 | $ 92.77 |
| 2 | 729,674 | $101.10 |
| 3 | 737,280 | $100.99 |
| 4 | 662,266 | $111.45 |
| Total | 2,931,591 | |

In December 2024, Duke Energy physically settled the equity forwards by delivering approximately 2.9 million shares of common stock in exchange for net cash proceeds of $297 million. Additionally, in December 2024, a fifth and final tranche of ATM equity issuances delivered 671,216 shares of common stock in exchange for net cash proceeds of $74 million, resulting in a total of 3.6 million shares of common stock issued in exchange for total cash proceeds of $371 million for the year ended December 31, 2024.

### Preferred Stock

On September 16, 2024, Duke Energy redeemed all 1 million outstanding shares of Series B Preferred Stock for a redemption price of $1,000 per share or $1 billion in total. Following the redemption, dividends ceased to accrue on the shares of Series B Preferred Stock, shares of the Series B Preferred Stock were no longer deemed outstanding and all rights of the holders of such shares of Series B Preferred Stock terminated. In conjunction with the redemption, Duke Energy recorded $16 million in preferred stock redemption costs, calculated as the difference of $11 million between the carrying value on the redemption date of the Series B Preferred Stock and the total amount of consideration paid to redeem, and including the recognition of an excise tax liability under the IRA of $5 million. The preferred stock redemption costs were recorded as a reduction to Retained earnings on Duke Energy Corporation's Consolidated Balance Sheets during the year ended December 31, 2024.

The Series A Preferred Stock has no maturity or mandatory redemption date, is not redeemable at the option of the holders and Duke Energy may call the preferred stock, in whole or in part, at any time at a redemption price of $25 per depositary share. Duke Energy is also required to redeem all accumulated and unpaid dividends if the call option is exercised.

Dividends issued on its Series A Preferred Stock are subject to approval by the Board of Directors. However, the deferral of dividend payments on the preferred stock prohibits the declaration of common stock dividends.

The Series A Preferred Stock rank, with respect to dividends and distributions upon liquidation or dissolution:

- senior to Common Stock and to each other class or series of capital stock established after the original issue date of the Series A Preferred Stock that is expressly made subordinated to the Series A Preferred Stock;

- on a parity with any class or series of capital stock established after the original issue date of the Series A Preferred Stock that is not expressly made senior or subordinated to the Series A Preferred Stock;

- junior to any class or series of capital stock established after the original issue date of the Series A Preferred Stock that is expressly made senior to the Series A Preferred Stock;

- junior to all existing and future indebtedness (including indebtedness outstanding under Duke Energy's credit facilities, unsecured senior notes, junior subordinated debentures and commercial paper) and other liabilities with respect to assets available to satisfy claims against Duke Energy; and

- structurally subordinated to existing and future indebtedness and other liabilities of Duke Energy's subsidiaries and future preferred stock of subsidiaries.

Holders of Series A Preferred Stock have no voting rights with respect to matters that generally require the approval of voting stockholders. The limited voting rights of holders of Series A Preferred Stock include the right to vote as a single class, respectively, on certain matters that may affect the preference or special rights of the preferred stock, except in the instance that Duke Energy elects to defer the payment of dividends for a total of six quarterly full dividend periods for Series A Preferred Stock. If dividends are deferred for a cumulative total of six quarterly full dividend periods for Series A Preferred Stock, whether or not for consecutive dividend periods, holders of the preferred stock have the right to elect two additional Board members to the Board of Directors.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

## 21.  SEVERANCE

During 2023, as Duke Energy transitioned from the foundational work of energy transition strategy planning to the launch of the largest power generation build period in its history, it streamlined certain functions and changed how it was structured and staffed to ensure the resulting organization reflected best-in-class standards, was optimally aligned with its jurisdictions, and was best positioned to serve its customers, stakeholders and investors. As a result, Duke Energy extended involuntary severance benefits to certain employees in specific areas as a part of its organizational optimization. For the year ended December 31, 2023, Duke Energy recorded severance charges of approximately $97 million within Operations, maintenance and other on the Consolidated

Statements of Operations. These charges, along with amortization of severance regulatory deferrals and reversals of certain prior period severance costs, resulted in a total severance charge of $102 million in 2023.

During 2022, Duke Energy identified opportunities to eliminate work and create sustainable savings through a workload reduction initiative with a focus on process improvement through digital technology, governance simplification and elimination of low-value work. As a result, Duke Energy extended involuntary severance benefits to certain employees in specific areas as a part of this initiative.

The following table presents the direct and allocated severance and related charges accrued for 341 employees in 2024, 682 employees in 2023 and 233 employees in 2022 by the Duke Energy Registrants within Operation, maintenance and other on the Consolidated Statements of Operations.

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| Year Ended December 31, 2024[(a)(b)] | $ (28) | $(11) | $ (9) | $ (5) | $ (4) | $(2) | $(4) | $(2) |
| Year Ended December 31, 2023[(c)(d)(e)] | 102 | 53 | 33 | 21 | 12 | 3 | 6 | 4 |
| Year Ended December 31, 2022[(f)(g)] | 65 | 40 | 20 | 17 | 3 | 1 | 2 | 2 |

(a)  Includes adjustments associated with 2022 severance charges of approximately $(1) million and $(1) million for Duke Energy and Duke Energy Carolinas, respectively.

(b)  Includes adjustments associated with 2023 severance charges of approximately $(27) million, $(11) million, $(9) million, $(5) million, $(4) million, $(2) million, $(4) million and $(2) million for Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont, respectively.

(c)  Includes amortization of deferred severance charges of approximately $22 million, $14 million, $8 million and $8 million for Duke Energy, Duke Energy Carolinas, Progress Energy and Duke Energy Progress, respectively.

(d)  Includes adjustments associated with 2021 severance charges of approximately $(6) million, $(2) million, $(3) million, $(2) million, $(1) million and $(1) million for Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida and Duke Energy Indiana, respectively.

(e)  Includes adjustments associated with 2022 severance charges of approximately $(14) million, $(7) million, $(5) million, $(3) million, $(2) million, $(1) million and $(1) million for Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio and Duke Energy Indiana, respectively.

(f)  Includes amortization of deferred severance charges of approximately $33 million, $22 million, $11 million and $11 million for Duke Energy, Duke Energy Carolinas, Progress Energy and Duke Energy Progress, respectively.

(g)  Includes adjustments associated with 2021 severance charges of approximately $(19) million, $(6) million, $(8) million, $(4) million, $(4) million, $(1) million, $(2) million and $(1) million for Duke Energy, Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont, respectively.

The table below presents the severance liability for past and ongoing severance plans including the plans described above.

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2022 | $ 64 | $ 15 | $ 6 | $ 4 | $ 2 | $— | $— | $ 1 |
| Provision/Adjustments | 80 | 30 | 13 | 6 | 7 | 1 | 4 | 2 |
| Cash Reductions | (42) | (10) | (3) | (2) | (1) | — | — | (1) |
| Balance at December 31, 2023 | $102 | $ 35 | $ 16 | $ 8 | $ 8 | $ 1 | $ 4 | $ 2 |
| Provision/Adjustments | (28) | (6) | (3) | (1) | (2) | (1) | (3) | (1) |
| Cash Reductions | (55) | (21) | (11) | (6) | (5) | — | (1) | (1) |
| Balance at December 31, 2024 | $ 19 | $ 8 | $ 2 | $ 1 | $ 1 | $— | $— | $— |

## 22.  STOCK-BASED COMPENSATION

The Duke Energy Corporation 2023 Long-Term Incentive Plan (the 2023 Plan) provides for the grant of stock-based compensation awards to employees and outside directors. The 2023 Plan superseded the Duke Energy Corporation 2015 Long-Term Incentive Plan (the 2015 Plan). No additional grants will be made from the 2015 Plan. The 2023 Plan reserves 15 million shares of common stock for issuance. Duke Energy has historically issued new shares

upon exercising or vesting of share-based awards. However, Duke Energy may use a combination of new share issuances and open market repurchases for share-based awards that are exercised or vest in the future. Duke Energy has not determined with certainty the amount of such new share issuances or open market repurchases.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

The following table summarizes the total expense recognized by the Duke Energy Registrants, net of tax, for stock-based compensation.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Duke Energy | $70 | $71 | $74 |
| Duke Energy Carolinas | 25 | 25 | 27 |
| Progress Energy | 28 | 28 | 27 |
| Duke Energy Progress | 17 | 17 | 17 |
| Duke Energy Florida | 11 | 11 | 10 |
| Duke Energy Ohio | 5 | 5 | 5 |
| Duke Energy Indiana | 7 | 7 | 7 |
| Piedmont | 4 | 4 | 4 |

Duke Energy's pretax stock-based compensation costs, the tax benefit associated with stock-based compensation expense and stock-based compensation costs capitalized are included in the following table.

| (in millions) | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| RSU awards | $49 | $54 | $ 58 |
| Performance awards | 47 | 43 | 42 |
| Pretax stock-based compensation cost | $96 | $97 | $100 |
| Stock-based compensation costs capitalized | 6 | 6 | 5 |
| Stock-based compensation expense | $90 | $91 | $ 95 |
| Tax benefit associated with stock-based compensation expense | $20 | $20 | $ 21 |

### RESTRICTED STOCK UNIT AWARDS

RSU awards generally vest over periods from immediate to three years. Fair value amounts are based on the market price of Duke Energy's common stock on the grant date. The following table includes information related to RSU awards.

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Shares granted (in thousands) | 598 | 670 | 654 |
| Fair value (in millions) | $ 59 | $ 65 | $ 64 |

The following table summarizes information about RSU awards outstanding.

| | Shares (in thousands) | Weighted Average Grant Date Fair Value (per share) |
| --- | --- | --- |
| Outstanding at December 31, 2023 | 1,115 | $96 |
| Granted | 598 | 99 |
| Vested | (581) | 95 |
| Forfeited | (73) | 98 |
| Outstanding at December 31, 2024 | 1,059 | 98 |
| RSU awards expected to vest | 1,014 | 98 |

The total grant date fair value of shares vested during the years ended December 31, 2024, 2023 and 2022, was $55 million, $52 million and $49 million, respectively. At December 31, 2024, Duke Energy had $37 million of unrecognized compensation cost, which is expected to be recognized over a weighted average period of 24 months.

### PERFORMANCE AWARDS

Stock-based performance awards generally vest after three years to the extent performance targets are met. The actual number of shares issued will range from zero to 200% of target shares, depending on the level of performance achieved.

Performance awards contain performance conditions and a market condition. The performance conditions are based on Duke Energy's cumulative adjusted EPS and total incident case rate (total incident case rate is one of our key employee safety metrics). The market condition is based on TSR of Duke Energy relative to a predefined peer group.

Relative TSR is valued using a path-dependent model that incorporates expected relative TSR into the fair value determination of Duke Energy's performance-based share awards. The model uses three-year historical volatilities and correlations for all companies in the predefined peer group, including Duke Energy, to simulate Duke Energy's relative TSR as of the end of the performance period. For each simulation, Duke Energy's relative TSR associated with the simulated stock price at the end of the performance period plus expected dividends within the period results in a value per share for the award portfolio. The average of these simulations is the expected portfolio value per share. Actual life to date results of Duke Energy's relative TSR for each grant are incorporated within the model. For performance awards granted in 2024, the model used a risk-free interest rate of 4.49%, which reflects the yield on three-year Treasury bonds as of the grant date, and an expected volatility of 18.7% based on Duke Energy's historical volatility over three years using daily stock prices.

The following table includes information related to stock-based performance awards.

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2024 | 2023 | 2022 |
| Shares granted assuming target performance (in thousands) | 440 | 422 | 408 |
| Fair value (in millions) | $ 42 | $ 42 | $ 40 |

The following table summarizes information about stock-based performance awards outstanding and assumes payout at the target level.

| | Shares (in thousands) | Weighted Average Grant Date Fair Value (per share) |
| --- | --- | --- |
| Outstanding at December 31, 2023 | 1,115 | $96 |
| Granted | 440 | 95 |
| Vested | (338) | 88 |
| Forfeited | (30) | 96 |
| Outstanding at December 31, 2024 | 1,187 | 98 |
| Stock-based performance awards expected to vest | 1,156 | 98 |

The total grant date fair value of shares vested during the years ended December 31, 2024, 2023 and 2022, was $30 million, $31 million and $25 million, respectively. At December 31, 2024, Duke Energy had $24 million of unrecognized compensation cost, which is expected to be recognized over a weighted average period of 22 months.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

## 23. EMPLOYEE BENEFIT PLANS

**DEFINED BENEFIT RETIREMENT PLANS**

Duke Energy and certain subsidiaries maintain, and the Subsidiary Registrants participate in, qualified, non-contributory defined benefit retirement plans, which consist of the Duke Energy Retirement Cash Balance Plan (RCBP) and the Duke Energy Legacy Pension Plan (DELPP) These plans cover most employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits based upon a percentage of current eligible earnings, age or age and years of service and interest credits. Certain employees are eligible for benefits that use a final average earnings formula. Under these final average earnings formulas, a plan participant accumulates a retirement benefit equal to the sum of percentages of their (i) highest three-, four- or five-year average earnings, (ii) highest three-, four- or five-year average earnings in excess of covered compensation per year of participation (maximum of 35 years) or (iii) highest three-year average earnings times years of participation in excess of 35 years. Duke Energy also maintains, and the Subsidiary Registrants participate in, non-qualified, non-contributory defined benefit retirement plans that cover certain executives. The qualified and non-qualified, non-contributory defined benefit plans are closed to new participants.

Duke Energy uses a December 31 measurement date for its defined benefit retirement plan assets and obligations. Actuarial gains experienced by the defined benefit retirement plans in remeasuring plan obligations as of December 31, 2024, were primarily attributable to the increase in the discount rate used to measure plan obligations. Actuarial losses experienced by the defined benefit retirement plans in remeasuring plan assets as of December 31, 2024, were primarily attributable to actual investment performance that was less than expected investment performance. Actuarial gains experienced by the defined benefit retirement plans in remeasuring plan assets on December 31, 2023, were primarily attributable to actual investment performance that exceeded expected investment performance. Actuarial losses experienced by the defined benefit retirement plans in remeasuring plan obligations as of December 31, 2023, were primarily attributable to the decrease in the discount rate used to measure plan obligations.

As a result of the application of settlement accounting due to total lump-sum benefit payments exceeding the settlement threshold (defined as the sum of service cost and interest cost on projected benefit obligation components of net periodic benefit costs) for one of its qualified pension plans, Duke Energy recognized settlement charges of $72 million, of which $60 million was recorded to Regulatory Assets within Other Noncurrent Assets on the Consolidated Balance Sheets and $12 million was recorded to Other income and expenses, net, within the Consolidated Statement of Operations as of, and for the year ended, December 31, 2024. No settlement charges were recorded in 2023. Duke Energy recognized settlement charges of $117 million, of which $95 million was recorded to Regulatory Assets within Other Noncurrent Assets on the Consolidated Balance Sheets and $22 million was recorded to Other income and expenses, net, within the Consolidated Statement of Operations as of, and for the year ended, December 31, 2022.

Settlement charges recognized by the Subsidiary Registrants as of December 31, 2024, which represents amounts allocated by Duke Energy for employees of the Subsidiary Registrants and allocated charges for their proportionate share of settlement charges for employees of Duke Energy's shared service affiliate, and recorded to Regulatory Assets within Other Noncurrent Assets on the Consolidated Balance Sheets were $31 million for Duke Energy Carolinas, $23 million for Progress Energy, $16 million for Duke Energy Progress, $7 million for Duke Energy Florida, $3 million for Duke Energy Indiana, and $4 million for Piedmont. Settlement charges recognized by the Subsidiary Registrants as of December 31, 2024, recorded to Other income and expenses, net, within the 2024 Consolidated Statements of Operations were $3 million for Duke Energy Carolinas, $5 million for Progress Energy, $5 million for Duke Energy Progress, $2 million for Duke Energy Ohio and $1 million for Piedmont.

Settlement charges recognized by the Subsidiary Registrants as of December 31, 2022, which represent amounts allocated by Duke Energy for employees of the Subsidiary Registrants and allocated charges for their proportionate share of settlement charges for employees of Duke Energy's shared services affiliate, and recorded to Regulatory Assets within Other Noncurrent Assets on the Consolidated Balance Sheets were $35 million for Duke Energy Carolinas, $23 million for Progress Energy, $16 million for Duke Energy Progress, $7 million for Duke Energy Florida, $8 million for Duke Energy Indiana and $29 million for Piedmont. Settlement charges recognized by the Subsidiary Registrants as of December 31, 2022, recorded to Other income and expenses, net, within the 2022 Consolidated Statements of Operations were $3 million for Duke Energy Carolinas, $5 million for Progress Energy, $5 million for Duke Energy Progress, $1 million for Duke Energy Florida, $5 million for Duke Energy Ohio and $6 million for Piedmont.

The settlement charges reflect the recognition of a pro-rata portion of previously unrecognized actuarial losses, equal to the percentage of reduction in the projected benefit obligation resulting from total lump-sum benefit payments. Settlement charges recognized as a regulatory asset within Other Noncurrent Assets on the Consolidated Balance Sheets are amortized over the average remaining service period for participants in the plan. Amortization of settlement charges is disclosed in the tables below as a component of net periodic pension costs.

Effective December 31, 2022, Duke Energy Florida changed its method for calculating the market related value of plan assets (MRVA) from the fair value method to a method that recognizes changes in fair value of its plan assets over a five-year period. This represents a change in regulatory treatment that will serve to mitigate the impact of market volatility on retail customer rates, resulting in the timing of net periodic pension cost recognition that is more consistent with treatment of the related cost in the ratemaking process. The three-year retrospective impact of this method change of $24 million was recognized by Duke Energy, Progress Energy and Duke Energy Florida, respectively, and was recorded to Other income and expenses, net, within the Consolidated Statement of Operations as of December 31, 2022, and has been disclosed in the tables below as a component of net periodic pension costs.

Net periodic benefit costs disclosed in the tables below represent the cost of the respective benefit plan for the periods presented prior to capitalization of amounts reflected as Net property, plant and equipment, on the Consolidated Balance Sheets. Only the service cost component of net periodic benefit costs is eligible to be capitalized. The remaining non-capitalized portions of net periodic benefit costs are classified as either: (1) service cost,

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

which is recorded in Operations, maintenance and other on the Consolidated Statements of Operations; or as (2) components of non-service cost, which is recorded in Other income and expenses, net on the Consolidated Statements of Operations. Amounts presented in the tables below for the Subsidiary Registrants represent the amounts of pension and other post-retirement benefit cost allocated by Duke Energy for employees of the Subsidiary Registrants. Additionally, the Consolidated Statements of Operations of the Subsidiary Registrants also include allocated net periodic benefit costs for their proportionate share of pension and post-retirement benefit cost for employees

of Duke Energy's shared services affiliate that provide support to the Subsidiary Registrants. However, in the tables below, these amounts are only presented within the Duke Energy column (except for amortization of settlement charges). These allocated amounts are included in the governance and shared service costs discussed in Note 14.

Duke Energy's policy is to fund amounts on an actuarial basis to provide assets sufficient to meet benefit payments to be paid to plan participants. The following table includes information related to the Duke Energy Registrants' contributions to its qualified defined benefit pension plans.

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| **Contributions Made:** | | | | | | | | |
| **2024** | **$100** | **$26** | **$23** | **$14** | **$9** | **$5** | **$8** | **$3** |
| 2023 | 100 | 26 | 22 | 13 | 9 | 5 | 8 | 3 |
| 2022 | 58 | 15 | 13 | 8 | 5 | 3 | 5 | 2 |

### QUALIFIED PENSION PLANS

**Components of Net Periodic Pension Costs**

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Service cost | $ 114 | $ 37 | $ 32 | $ 19 | $ 13 | $ 3 | $ 6 | $ 4 |
| Interest cost on projected benefit obligation | 325 | 78 | 103 | 47 | 56 | 17 | 26 | 9 |
| Expected return on plan assets | (613) | (161) | (217) | (99) | (116) | (25) | (42) | (20) |
| Amortization of actuarial loss | 36 | 8 | 10 | 6 | 5 | 1 | 4 | 3 |
| Amortization of prior service credit | (13) | (1) | — | — | — | — | (2) | (7) |
| Amortization of settlement charges[c] | 32 | 12 | 10 | 9 | 2 | 2 | 2 | 5 |
| Net periodic pension costs[a][b] | $(119) | $ (27) | $ (62) | $(18) | $ (40) | $ (2) | $ (6) | $ (6) |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Service cost | $ 117 | $ 38 | $ 33 | $ 19 | $ 13 | $ 3 | $ 6 | $ 4 |
| Interest cost on projected benefit obligation | 344 | 84 | 107 | 49 | 57 | 18 | 27 | 9 |
| Expected return on plan assets | (588) | (160) | (198) | (93) | (104) | (24) | (40) | (20) |
| Amortization of actuarial loss | 10 | 2 | 4 | 2 | 2 | — | 2 | — |
| Amortization of prior service credit | (14) | (1) | — | — | — | — | (2) | (7) |
| Amortization of settlement charges | 19 | 9 | 5 | 3 | 1 | — | 1 | 4 |
| Net periodic pension costs[a][b] | $(112) | $ (28) | $ (49) | $(20) | $ (31) | $ (3) | $ (6) | $(10) |

| (in millions) | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Service cost | $ 152 | $ 48 | $ 43 | $ 25 | $ 17 | $ 4 | $ 9 | $ 5 |
| Interest cost on projected benefit obligation | 249 | 59 | 77 | 35 | 41 | 13 | 20 | 8 |
| Expected return on plan assets | (558) | (152) | (183) | (88) | (94) | (23) | (37) | (24) |
| Amortization of actuarial loss | 81 | 16 | 23 | 12 | 12 | 4 | 9 | 5 |
| Amortization of prior service credit | (18) | (3) | — | — | — | — | (2) | (7) |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Amortization of settlement charges[c] | 32 | 9 | 8 | 7 | 1 | 5 | 1 | 7 |
| MRVA method change | 24 | — | 24 | — | 24 | — | — | — |
| Net periodic pension costs[a][b] | $ (38) | $ (23) | $ (8) | $ (9) | $ 1 | $ 3 | $— | $ (6) |

(a) Duke Energy amounts exclude $2 million, $3 million and $3 million for the years ended December 2024, 2023 and 2022, respectively, of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

(b) Duke Energy Ohio amounts exclude $1 million, $1 million and $1 million for the years ended December 2024, 2023 and 2022, respectively, of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

(c) Includes settlement charges not deferred as a regulatory asset.

### Amounts Recognized in Accumulated Other Comprehensive Income and Regulatory Assets

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Regulatory assets, net increase | $147 | $39 | $33 | $ 1 | $31 | $11 | $ 6 | $16 |
| Accumulated other comprehensive loss (income) | | | | | | | | |
| Deferred income tax benefit | $ 3 | $— | $— | $— | $— | $— | $— | $— |
| Amortization of prior year service credit | 1 | — | — | — | — | — | — | — |
| Amortization of prior year actuarial losses | (12) | — | 1 | — | — | — | (2) | — |
| Net amount recognized in accumulated other comprehensive income | $ (8) | $— | $ 1 | $— | $— | $— | $ (2) | $— |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Regulatory assets, net increase (decrease) | $ 5 | $(14) | $ 8 | $— | $ 9 | $ (3) | $ (2) | $13 |
| Accumulated other comprehensive loss (income) | | | | | | | | |
| Amortization of prior year actuarial losses | (2) | — | — | — | — | — | — | — |
| Net amount recognized in accumulated other comprehensive income | $(2) | $— | $— | $— | $— | $— | $— | $— |

### Reconciliation of Funded Status to Net Amount Recognized

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Change in Projected Benefit Obligation** | | | | | | | | |
| Obligation at prior measurement date | $6,299 | $1,514 | $1,990 | $ 911 | $1,069 | $325 | $496 | $175 |
| Service cost | 107 | 36 | 30 | 18 | 12 | 3 | 6 | 4 |
| Interest cost | 325 | 78 | 103 | 47 | 56 | 17 | 26 | 9 |
| Actuarial (gain)/loss | (106) | (13) | (50) | (27) | (22) | (3) | (16) | 5 |
| Benefits paid | (645) | (177) | (198) | (111) | (88) | (33) | (41) | (12) |
| Transfers | — | 6 | — | — | — | — | — | — |
| Obligation at measurement date | $5,980 | $1,444 | $1,875 | $ 838 | $1,027 | $309 | $471 | $181 |
| **Accumulated Benefit Obligation at measurement date** | $5,948 | $1,444 | $1,861 | $ 838 | $1,013 | $304 | $466 | $181 |
| **Change in Fair Value of Plan Assets** | | | | | | | | |
| Plan assets at prior measurement date | $7,162 | $1,853 | $2,453 | $1,120 | $1,316 | $326 | $514 | $213 |
| Employer contributions | 100 | 26 | 23 | 14 | 9 | 5 | 8 | 3 |
| Actual return on plan assets | 270 | 73 | 98 | 46 | 53 | 11 | 17 | 10 |
| Benefits paid | (645) | (177) | (198) | (111) | (88) | (33) | (41) | (12) |
| Transfers | — | 6 | — | — | — | — | — | — |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Plan assets at measurement date | $6,887 | $1,781 | $2,376 | $1,069 | $1,290 | $309 | $498 | $214 |
| Funded status of plan | $ 907 | $ 337 | $ 501 | $ 231 | $ 263 | $ — | $ 27 | $ 33 |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Change in Projected Benefit Obligation** | | | | | | | | |
| Obligation at prior measurement date | $6,358 | $1,554 | $1,975 | $ 909 | $1,055 | $333 | $499 | $170 |
| Service cost | 110 | 36 | 30 | 18 | 12 | 3 | 6 | 3 |
| Interest cost | 344 | 84 | 107 | 49 | 57 | 18 | 27 | 9 |
| Actuarial loss | 94 | 11 | 47 | 18 | 29 | 2 | 4 | 9 |
| Benefits paid | (607) | (177) | (159) | (80) | (78) | (31) | (40) | (16) |
| Transfers | — | 6 | (10) | (3) | (6) | — | — | — |
| Obligation at measurement date | $6,299 | $1,514 | $1,990 | $ 911 | $1,069 | $325 | $496 | $175 |
| **Accumulated Benefit Obligation at measurement date** | $6,267 | $1,517 | $1,975 | $ 912 | $1,053 | $317 | $494 | $176 |
| **Change in Fair Value of Plan Assets** | | | | | | | | |
| Plan assets at prior measurement date | $6,993 | $1,815 | $2,371 | $1,083 | $1,271 | $323 | $501 | $203 |
| Employer contributions | 100 | 26 | 22 | 13 | 9 | 5 | 8 | 3 |
| Actual return on plan assets | 676 | 183 | 229 | 107 | 120 | 29 | 45 | 23 |
| Benefits paid | (607) | (177) | (159) | (80) | (78) | (31) | (40) | (16) |
| Transfers | — | 6 | (10) | (3) | (6) | — | — | — |
| Plan assets at measurement date | $7,162 | $1,853 | $2,453 | $1,120 | $1,316 | $326 | $514 | $213 |
| Funded status of plan | $ 863 | $ 339 | $ 463 | $ 209 | $ 247 | $ 1 | $ 18 | $ 38 |

**Amounts Recognized in the Consolidated Balance Sheets**

| (in millions) | December 31, 2024 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Prefunded pension[a] | $ 907 | $337 | $501 | $231 | $263 | $ 74 | $101 | $ 33 |
| Noncurrent pension liability[b] | $ — | $ — | $ — | $ — | $ — | $ 74 | $ 74 | $ — |
| Net asset (liability) recognized | $ 907 | $337 | $501 | $231 | $263 | $ — | $ 27 | $ 33 |
| Regulatory assets | $2,168 | $570 | $711 | $354 | $356 | $100 | $182 | $113 |
| Accumulated other comprehensive income (loss) | | | | | | | | |
| Deferred income tax benefit | $ (24) | $ — | $ (1) | $ — | $ — | $ — | $ — | $ — |
| Net actuarial loss | 115 | — | 4 | — | — | — | — | — |
| Net amounts recognized in accumulated other comprehensive income | $ 91 | $ — | $ 3 | $ — | $ — | $ — | $ — | $ — |

| (in millions) | December 31, 2023 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Prefunded pension[a] | $ 863 | $339 | $463 | $209 | $247 | $ 74 | $105 | $38 |
| Noncurrent pension liability[b] | $ — | $ — | $ — | $ — | $ — | $73 | $ 87 | $— |
| Net asset (liability) recognized | $ 863 | $339 | $463 | $209 | $247 | $ 1 | $ 18 | $38 |
| Regulatory assets | $2,021 | $531 | $678 | $353 | $325 | $89 | $176 | $97 |
| Accumulated other comprehensive (income) loss | | | | | | | | |
| Deferred income tax benefit | $ (27) | $ — | $ (1) | $ — | $ — | $— | $ — | $— |
| Prior service credit | (1) | — | — | — | — | — | — | — |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Net actuarial loss | 127 | — | 3 | — | — | — | 2 | — |
| Net amounts recognized in accumulated other comprehensive loss | $ 99 | $ — | $ 2 | $ — | $ — | $— | $ 2 | $— |

(a)  Included in Other within Other Noncurrent Assets on the Consolidated Balance Sheets.
(b)  Included in Accrued pension and other post-retirement benefit costs on the Consolidated Balance Sheets.

#### Information for Plans with Accumulated Benefit Obligation in Excess of Plan Assets

| (in millions) | December 31, 2024 | |
|---|---|---|
| | Duke Energy Ohio | Duke Energy Indiana |
| Projected benefit obligation | $106 | $203 |
| Accumulated benefit obligation | 101 | 197 |
| Fair value of plan assets | 32 | 128 |

| (in millions) | December 31, 2023 | |
|---|---|---|
| | Duke Energy Ohio | Duke Energy Indiana |
| Projected benefit obligation | $105 | $208 |
| Accumulated benefit obligation | 100 | 203 |
| Fair value of plan assets | 31 | 121 |

#### Assumptions Used for Pension Benefits Accounting

The discount rate used to determine the current year pension obligation and following year's pension expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high-quality corporate bonds that generate sufficient cash flow to provide for projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

The RCBP contains a mostly active participant population while the DELPP contains a mostly inactive participant population. The average remaining service period for RCBP participants is nine years and the average life expectancy of DELPP participants is 15 years. Unrecognized net actuarial gains/losses and prior service credit are amortized over 12 years for Duke Energy and Duke Energy Florida, 14 years for Duke Energy Ohio, 13 years for Duke Energy Indiana, 11 years for Duke Energy Carolinas, Progress Energy and Duke Energy Progress and nine years for Piedmont.

The following tables present the assumptions or range of assumptions used for pension benefit accounting.

| | December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **Benefit Obligations** | | | |
| Discount rate | 5.70% | 5.40% | 5.60% |
| Interest crediting rate | 4.78% | 4.15% | 4.35% |
| Salary increase | 3.50% − 4.00% | 3.50% − 4.00% | 3.50% − 4.00% |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | 5.00% − 5.40% | 5.60% | 2.90% − 5.70% |
| Interest crediting rate | 4.15% | 4.35% | 4.00% |
| Salary increase | 3.50% − 4.00% | 3.50% − 4.00% | 3.50% − 4.00% |
| Expected long-term rate of return on plan assets | 8.50% − 7.00% | 6.50 − 8.25% | 6.50% |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### Expected Benefit Payments

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| Years ending December 31, | | | | | | | | |
| 2025 | $ 628 | $173 | $183 | $ 98 | $ 84 | $ 31 | $ 43 | $19 |
| 2026 | 606 | 161 | 179 | 91 | 87 | 30 | 42 | 18 |
| 2027 | 586 | 153 | 175 | 87 | 87 | 29 | 42 | 17 |
| 2028 | 572 | 149 | 173 | 85 | 87 | 29 | 41 | 17 |
| 2029 | 546 | 138 | 167 | 79 | 87 | 29 | 42 | 16 |
| 2030-2034 | 2,407 | 567 | 762 | 338 | 420 | 129 | 197 | 73 |

### NON-QUALIFIED PENSION PLANS

The accumulated benefit obligation, which equals the projected benefit obligation for non-qualified pension plans, was $203 million for Duke Energy, $8 million for Duke Energy Carolinas, $72 million for Progress Energy, $22 million for Duke Energy Progress, $27 million for Duke Energy Florida, $2 million for Duke Energy Ohio, $1 million for Duke Energy Indiana and $2 million for Piedmont as of December 31, 2024.

Employer contributions, which equal benefits paid for non-qualified pension plans, were $30 million for Duke Energy, $2 million for Duke Energy Carolinas, $8 million for Progress Energy, $3 million for Duke Energy Progress and $3 million for Duke Energy Florida for the year ended December 31, 2024. Employer contributions were not material for Duke Energy Ohio, Duke Energy Indiana or Piedmont for the year ended December 31, 2024.

Net periodic pension costs for non-qualified pension plans were not material for the years ended December 31, 2024, 2023 or 2022.

### OTHER POST-RETIREMENT BENEFIT PLANS

Duke Energy provides, and the Subsidiary Registrants participate in, some health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees are eligible for these benefits if they have satisfied the applicable eligibility requirements (e.g., age and service) at retirement, as defined in the plans. The health care benefits include medical, dental, vision and prescription drug coverage and are subject to certain limitations, such as deductibles and copayments.

Duke Energy did not make any prefunding contributions to its other post-retirement benefit plans during the years ended December 31, 2024, 2023 or 2022.

### Components of Net Periodic Other Post-Retirement Benefit Costs

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Service cost | $ 2 | $— | $— | $— | $— | $— | $— | $— |
| Interest cost on accumulated post-retirement benefit obligation | 17 | 3 | 7 | 4 | 3 | 1 | 1 | 1 |
| Expected return on plan assets | (11) | (8) | — | — | — | — | — | (2) |
| Amortization of actuarial (gain) loss | (6) | (2) | 8 | 6 | 2 | (2) | (4) | — |
| Amortization of prior service credit | (21) | (4) | (11) | (6) | (5) | — | (5) | — |
| Net periodic post-retirement benefit costs[a][b] | $(19) | $(11) | $ 4 | $ 4 | $— | $ (1) | $ (8) | $ (1) |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Service cost | $ 2 | $ 1 | $— | $— | $— | $— | $— | $— |
| Interest cost on accumulated post-retirement benefit obligation | 22 | 5 | 9 | 5 | 4 | 1 | 1 | 1 |
| Expected return on plan assets | (11) | (7) | — | — | — | — | — | (2) |
| Amortization of actuarial (gain) loss | (6) | (3) | 8 | 5 | 2 | (2) | (3) | — |
| Amortization of prior service credit | (23) | (5) | (11) | (6) | (5) | — | (5) | — |
| Net periodic post-retirement benefit costs[a][b] | $(16) | $(9) | $ 6 | $ 4 | $ 1 | $ (1) | $ (7) | $ (1) |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

|  | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Service cost | $ 3 | $ 1 | $— | $— | $— | $— | $— | $— |
| Interest cost on accumulated post-retirement benefit obligation | 17 | 4 | 7 | 4 | 3 | 1 | 1 | 1 |
| Expected return on plan assets | (10) | (6) | — | — | — | — | — | (2) |
| Amortization of actuarial loss | 2 | — | 1 | 1 | 1 | — | — | — |
| Amortization of prior service credit | (8) | (3) | (2) | (1) | (1) | — | — | (2) |
| Net periodic post-retirement benefit costs[a][b] | $ 4 | $ (4) | $ 6 | $ 4 | $ 3 | $ 1 | $ 1 | $ (3) |

(a) Duke Energy amounts exclude $4 million, $4 million and $4 million for the years ended December 2024, 2023 and 2022, respectively, of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

(b) Duke Energy Ohio amounts exclude $1 million, $1 million and $1 million for the years ended December 2024, 2023 and 2022, respectively, of regulatory asset amortization resulting from purchase accounting adjustments associated with Duke Energy's merger with Cinergy in April 2006.

## AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME AND REGULATORY ASSETS AND LIABILITIES

|  | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Regulatory assets, net (decrease) increase | $(42) | $(62) | $23 | $17 | $ 5 | $ (1) | $ (3) | $— |
| Regulatory liabilities, net (decrease) increase | $(76) | $(71) | $12 | $12 | $— | $ (3) | $(12) | $— |
| Accumulated other comprehensive (income) loss<br>    Amortization of prior year actuarial gain | 1 | — | — | — | — | — | — | — |
| Net amount recognized in accumulated other comprehensive income | $ 1 | $— | $— | $— | $— | $— | $— | $— |

|  | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Regulatory assets, net increase (decrease) | $73 | $79 | $ (7) | $ (5) | $— | $ (2) | $ (2) | $ 1 |
| Regulatory liabilities, net increase (decrease) | $41 | $62 | $— | $— | $— | $ (4) | $ (8) | $— |
| Accumulated other comprehensive (income) loss<br>    Amortization of prior year service credit | $ 1 | $— | $— | $— | $— | $— | $— | $— |
| Amortization of prior year actuarial gain | $— | $— | $ (1) | $— | $— | $— | $— | $— |
| Net amount recognized in accumulated other comprehensive income | $ 1 | $— | $ (1) | $— | $— | $— | $— | $— |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Reconciliation of Funded Status to Accrued Other Post-Retirement Benefit Costs**

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Change in Benefit Obligation** | | | | | | | | |
| Accumulated post-retirement benefit obligation at prior measurement date | $ 347 | $ 69 | $ 146 | $ 84 | $ 60 | $ 19 | $ 24 | $ 15 |
| Service cost | 2 | — | — | — | — | — | — | — |
| Interest cost | 17 | 3 | 7 | 4 | 3 | 1 | 1 | 1 |
| Plan participants' contributions | 3 | 1 | 1 | — | — | — | — | — |
| Actuarial losses (gains) | 2 | (2) | 7 | 5 | 3 | — | (2) | — |
| Benefits paid | (37) | (8) | (15) | (6) | (6) | (2) | (3) | (1) |
| **Accumulated post-retirement benefit obligation at measurement date** | **$ 334** | **$ 63** | **$ 146** | **$ 87** | **$ 60** | **$ 18** | **$ 20** | **$ 15** |
| **Change in Fair Value of Plan Assets** | | | | | | | | |
| Plan assets at prior measurement date | $ 156 | $102 | $ (1) | $ (1) | $ (1) | $ 7 | $ 3 | $27 |
| Actual return on plan assets | 7 | 4 | — | — | — | — | — | 3 |
| Benefits paid | (37) | (8) | (15) | (6) | (6) | (2) | (3) | (1) |
| Tax refund | 5 | 4 | — | — | — | — | — | — |
| Employer contributions | 27 | 4 | 14 | 7 | 7 | 2 | — | — |
| Plan participants' contributions | 3 | 1 | 1 | — | — | — | — | — |
| Plan assets at measurement date | $ 161 | $107 | $ (1) | $— | $— | $ 7 | $— | $29 |
| Funded status of plan | $(173) | $ 44 | $(147) | $(87) | $(60) | $(11) | $(20) | $14 |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Change in Benefit Obligation** | | | | | | | | |
| Accumulated post-retirement benefit obligation at prior measurement date | $ 437 | $112 | $ 168 | $ 95 | $ 69 | $ 20 | $ 30 | $21 |
| Service cost | 2 | 1 | — | — | — | — | — | — |
| Interest cost | 22 | 5 | 9 | 5 | 4 | 1 | 1 | 1 |
| Plan participants' contributions | 4 | 1 | 1 | 1 | 1 | — | — | — |
| Actuarial (gains) losses | (10) | (2) | (10) | (6) | (4) | 1 | (1) | 1 |
| Transfers | (50) | (34) | — | — | — | — | — | (6) |
| Benefits paid | (58) | (14) | (22) | (11) | (10) | (3) | (6) | (2) |
| **Accumulated post-retirement benefit obligation at measurement date** | **$ 347** | **$ 69** | **$ 146** | **$ 84** | **$ 60** | **$ 19** | **$ 24** | **$15** |
| **Change in Fair Value of Plan Assets** | | | | | | | | |
| Plan assets at prior measurement date | $ 162 | $105 | $ — | $ (2) | $ (2) | $ 7 | $ 3 | $31 |
| 401(h) asset transfers | — | (8) | — | — | — | — | — | — |
| Actual return on plan assets | 19 | 8 | — | — | — | 1 | — | 4 |
| Benefits paid | (58) | (14) | (22) | (11) | (10) | (3) | (6) | (2) |
| Transfers | (13) | 4 | — | — | — | — | — | (7) |
| Employer contributions | 42 | 6 | 20 | 11 | 10 | 2 | 6 | 1 |
| Plan participants' contributions | 4 | 1 | 1 | 1 | 1 | — | — | — |
| Plan assets at measurement date | $ 156 | $102 | $ (1) | $ (1) | $ (1) | $ 7 | $ 3 | $27 |
| Funded status of plan | $(191) | $ 33 | $(147) | $(85) | $(61) | $(12) | $(21) | $12 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

**Amounts Recognized in the Consolidated Balance Sheets**

| (in millions) | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Prefunded post-retirement benefit[a] | $ — | $ 44 | $ — | $— | $— | $ 1 | $— | $ 14 |
| Current post-retirement liability[b] | 8 | — | 5 | 3 | 2 | 1 | — | — |
| Noncurrent post-retirement liability[c] | 165 | — | 142 | 84 | 58 | 11 | 20 | — |
| Net liability (asset) recognized | $173 | $(44) | $147 | $87 | $60 | $11 | $20 | $(14) |
| Regulatory assets | $ 81 | $ 17 | $ 62 | $46 | $16 | $ 1 | $20 | $ 1 |
| Regulatory liabilities | $154 | $ 35 | $ 12 | $12 | $— | $14 | $62 | $— |
| Accumulated other comprehensive (income) loss Deferred income tax expense | $ 3 | $— | $ — | $— | $— | $— | $— | $— |
| Net actuarial gain | (12) | — | (1) | — | — | — | — | — |
| Net amounts recognized in accumulated other comprehensive income | $ (9) | $— | $ (1) | $— | $— | $— | $— | $— |

| (in millions) | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Prefunded post-retirement benefit[a] | $ — | $ 61 | $ — | $— | $— | $ 1 | $— | $ 12 |
| Current post-retirement liability[b] | 12 | 3 | 5 | 3 | 2 | 1 | — | — |
| Noncurrent post-retirement liability[c] | 179 | 25 | 142 | 82 | 59 | 12 | 21 | — |
| Net liability (asset) recognized | $191 | $ (33) | $147 | $85 | $61 | $12 | $21 | $(12) |
| Regulatory assets | $123 | $ 79 | $ 39 | $29 | $11 | $ 2 | $23 | $ 1 |
| Regulatory liabilities | $230 | $106 | $ — | $— | $— | $17 | $74 | $— |
| Accumulated other comprehensive (income) loss Deferred income tax expense | $ 3 | $ — | $ — | $— | $— | $— | $— | $— |
| Net actuarial gain | (13) | — | (1) | — | — | — | — | — |
| Net amounts recognized in accumulated other comprehensive income | $ (10) | $ — | $ (1) | $— | $— | $— | $— | $— |

(a) Included in Other within Other Noncurrent Assets on the Consolidated Balance Sheets.
(b) Included in Other within Current Liabilities on the Consolidated Balance Sheets.
(c) Included in Accrued pension and other post-retirement benefit costs on the Consolidated Balance Sheets.

**Assumptions Used for Other Post-Retirement Benefits Accounting**

The discount rate used to determine the current year other post-retirement benefits obligation and following year's other post-retirement benefits expense is based on a bond selection-settlement portfolio approach. This approach develops a discount rate by selecting a portfolio of high-quality corporate bonds that generate sufficient cash flow to provide for projected benefit payments of the plan. The selected bond portfolio is derived from a universe of non-callable corporate bonds rated Aa quality or higher. After the bond portfolio is selected, a single interest rate is determined that equates the present value of the plan's projected benefit payments discounted at this rate with the market value of the bonds selected.

The average remaining service period of active covered employees is seven years for Duke Energy, Duke Energy Carolinas and Duke Energy Florida, six years for Duke Energy Ohio, Duke Energy Indiana and Piedmont and five years for Progress Energy and Duke Energy Progress.

The following tables present the assumptions used for other post-retirement benefits accounting.

| | December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| **Benefit Obligations** | | | |
| Discount rate | 5.70% | 5.40% | 5.60% |
| **Net Periodic Benefit Cost** | | | |
| Discount rate | 5.40% | 5.60% | 2.90% |
| Expected long-term rate of return on plan assets | 6.50% − 8.25% | 6.50% − 8.25% | 6.50% |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

**Assumed Health Care Cost Trend Rate**

|  | December 31, | |
|---|---|---|
|  | **2024** | 2023 |
| Health care cost trend rate assumed for next year — pre-65 trend | **7.00%** | 6.50% |
| Rate to which the cost trend is assumed to decline (the ultimate trend rate) | **4.75%** | 4.75% |
| Year that rate reaches ultimate trend | **2034-2035** | 2031-2032 |

**Expected Benefit Payments**

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| Years ending December 31, | | | | | | | | |
| 2025 | $ 52 | $13 | $18 | $11 | $ 8 | $3 | $4 | $2 |
| 2026 | 45 | 11 | 16 | 10 | 7 | 3 | 3 | 2 |
| 2027 | 41 | 9 | 16 | 9 | 7 | 2 | 3 | 2 |
| 2028 | 38 | 8 | 15 | 9 | 6 | 2 | 3 | 2 |
| 2029 | 35 | 7 | 14 | 8 | 6 | 2 | 2 | 2 |
| 2030-2034 | 124 | 21 | 59 | 35 | 24 | 6 | 8 | 6 |

## PLAN ASSETS

### Description and Allocations

#### Duke Energy Corporation Master Retirement Trust

Assets for both the qualified pension and other post-retirement benefits are maintained in the Duke Energy Corporation Master Retirement Trust. Approximately 98% of the Duke Energy Corporation Master Retirement Trust assets were allocated to qualified pension plans and approximately 2% were allocated to other post-retirement plans (comprised of 401(h) accounts), as of December 31, 2024, and 2023. The investment objective of the Duke Energy Corporation Master Retirement Trust is to invest in a diverse portfolio of assets that is expected to generate positive surplus return over time (i.e., asset growth greater than liability growth) subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for plan participants.

As of December 31, 2024, Duke Energy assumes qualified pension and other post-retirement plan assets will generate a long-term rate of return of 8.50% for the RCBP pension and RCBP 401(h) account assets and 7.00% for the DELPP pension and DELPP 401(h) account assets. The expected long-term rate of return was developed using a weighted average calculation of expected returns based primarily on future expected returns across asset classes considering the use of active asset managers, where applicable. The asset allocation targets were set after considering the investment objective and

the risk profile. Equity securities are held for their higher expected returns. Debt securities are primarily held to hedge the qualified pension plan. Return seeking debt securities, hedge funds and other global securities are held for diversification. Investments within asset classes are diversified to achieve broad market participation and reduce the impact of individual managers or investments.

Effective January 1, 2025, the target asset allocation for the RCBP assets is 35% liability hedging and 65% return-seeking assets and the target asset allocation for the DELPP assets is 80% liability hedging assets and 20% return-seeking assets. Duke Energy periodically reviews its asset allocation targets, and over time, as the funded status of the benefit plans increase, the level of asset risk relative to plan liabilities may be reduced to better manage Duke Energy's benefit plan liabilities and reduce funded status volatility.

Qualified pension and other post-retirement benefits for the Subsidiary Registrants are derived from the Duke Energy Corporation Master Retirement Trust, as such, each are allocated their proportionate share of the assets discussed below.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

The following table includes the target asset allocations by asset class at December 31, 2024, and the actual asset allocations for the RCBP assets.

| | Target Allocation | Actual Allocation at December 31, | |
| --- | --- | --- | --- |
| | | 2024 | 2023 |
| Global equity securities | 45% | **44%** | 45% |
| Global private equity securities | 2% | **1%** | 2% |
| Debt securities | 35% | **33%** | 35% |
| Return seeking debt securities | 7% | **7%** | 6% |
| Hedge funds | 4% | **5%** | 4% |
| Real estate and cash | 7% | **10%** | 8% |
| Total | 100% | **100%** | 100% |

The following table includes the target asset allocations by asset class at December 31, 2024, and the actual asset allocations for the DELPP assets.

| | Target Allocation | Actual Allocation at December 31, | |
| --- | --- | --- | --- |
| | | 2024 | 2023 |
| Global equity securities | 14% | **15%** | 14% |
| Global private equity securities | 1% | **—%** | —% |
| Debt securities | 80% | **79%** | 79% |
| Return seeking debt securities | 2% | **2%** | 2% |
| Hedge funds | 1% | **—%** | 2% |
| Real estate and cash | 2% | **4%** | 3% |
| Total | 100% | **100%** | 100% |

#### Other post-retirement assets

Duke Energy's other post-retirement assets are comprised of Voluntary Employees' Beneficiary Association (VEBA) trusts and 401(h) accounts held within the Duke Energy Corporation Master Retirement Trust. Duke Energy's investment objective is to achieve sufficient returns, subject to a prudent level of portfolio risk, for the purpose of promoting the security of plan benefits for participants.

The following table presents target and actual asset allocations for the VEBA trusts at December 31, 2024.

| | Target Allocation | Actual Allocation at December 31, | |
| --- | --- | --- | --- |
| | | 2024 | 2023 |
| U.S. equity securities | 29% | **34%** | 30% |
| Non-U.S. equity securities | 15% | **15%** | 15% |
| Real estate | 5% | **7%** | 7% |
| Debt securities | 47% | **31%** | 30% |
| Cash | 4% | **13%** | 18% |
| Total | 100% | **100%** | 100% |

#### Fair Value Measurements

Duke Energy classifies recurring and nonrecurring fair value measurements based on the fair value hierarchy as discussed in Note 17.

Valuation methods of the primary fair value measurements disclosed below are as follows:

#### Investments in equity securities

Investments in equity securities are typically valued at the closing price in the principal active market as of the last business day of the reporting period. Principal active markets for equity prices include published exchanges such as NASDAQ and NYSE. Foreign equity prices are translated from their trading currency using the currency exchange rate in effect at the close of the principal active market. Prices have not been adjusted to reflect after-hours market activity. The majority of investments in equity securities are valued using Level 1 measurements. When the price of an institutional commingled fund is unpublished, it is not categorized in the fair value hierarchy, even though the funds are readily available at the fair value.

#### Investments in corporate debt securities and U.S. government securities

Most debt investments are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instrument (maturity and coupon interest rate) and consider the counterparty credit rating. Most debt valuations are Level 2 measurements. If the market for a particular fixed-income security is relatively inactive or illiquid, the measurement is Level 3. U.S. Treasury debt is typically Level 2.

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

***Investments in short-term investment funds***

Investments in short-term investment funds are valued at the net asset value of units held at year end and are readily redeemable at the measurement date. Investments in short-term investment funds with published prices are valued as Level 1. Investments in short-term investment funds with unpublished prices are valued as Level 2.

***Duke Energy Corporation Master Retirement Trust***

The following tables provide the fair value measurement amounts for the Duke Energy Corporation Master Retirement Trust qualified pension and other post-retirement assets.

| (in millions) | December 31, 2024 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Level 3 | Not Categorized[b] |
| Equity securities | $2,461 | $2,216 | $ 231 | $— | $ 14 |
| Corporate debt securities | 2,415 | — | 2,415 | — | — |
| Short-term investment funds | 310 | — | 310 | — | — |
| Partnership interests | 68 | — | — | 68 | — |
| Hedge funds | 164 | — | — | — | 164 |
| U.S. government securities | 1,398 | — | 1,398 | — | — |
| Governments bonds – foreign | 128 | — | 128 | — | — |
| Cash | 15 | 15 | — | — | — |
| Government and commercial mortgage-backed securities | 1 | — | 1 | — | — |
| Net pending transactions and other investments | 9 | 11 | (2) | — | — |
| Total assets[a] | $6,969 | $2,242 | $4,481 | $68 | $178 |

(a) Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont were allocated approximately 27%, 33%, 15%, 18%, 5%, 7% and 3%, respectively, of the Duke Energy Corporation Master Retirement Trust at December 31, 2024. Accordingly, all amounts included in the table above are allocable to the Subsidiary Registrants using these percentages.

(b) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy.

| (in millions) | December 31, 2023 | | | | |
| --- | --- | --- | --- | --- | --- |
| | Total Fair Value | Level 1 | Level 2 | Level 3 | Not Categorized[b] |
| Equity securities | $2,221 | $1,995 | $ 211 | $— | $ 15 |
| Corporate debt securities | 2,807 | — | 2,807 | — | — |
| Short-term investment funds | 233 | — | 233 | — | — |
| Partnership interests | 76 | — | — | 76 | — |
| Hedge funds | 164 | — | — | — | 164 |
| U.S. government securities | 1,571 | — | 1,571 | — | — |
| Governments bonds – foreign | 107 | — | 107 | — | — |
| Cash | 7 | 7 | — | — | — |
| Government and commercial mortgage-backed securities | 1 | — | 1 | — | — |
| Net pending transactions and other investments | 54 | 40 | 14 | — | — |
| Total assets[a] | $7,241 | $2,042 | $4,944 | $76 | $179 |

(a) Duke Energy Carolinas, Progress Energy, Duke Energy Progress, Duke Energy Florida, Duke Energy Ohio, Duke Energy Indiana and Piedmont were allocated approximately 27%, 33%, 15%, 18%, 5%, 7% and 3%, respectively, of the Duke Energy Corporation Master Retirement Trust at December 31, 2023. Accordingly, all amounts included in the table above are allocable to the Subsidiary Registrants using these percentages.

(b) Certain investments that are measured at fair value using the net asset value per share practical expedient have not been categorized in the fair value hierarchy.

The following table provides a reconciliation of beginning and ending balances of Duke Energy Corporation Master Retirement Trust qualified pension and other post-retirement assets at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3).

| (in millions) | 2024 | 2023 |
| --- | --- | --- |
| Balance at January 1 | $ 76 | $62 |
| Sales | (10) | (8) |
| Total gains and other, net | 2 | 22 |
| Balance at December 31 | $ 68 | $76 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### Other post-retirement assets

The following tables provide the fair value measurement amounts for VEBA trust assets.

|  | December 31, 2024 | |
|---|---|---|
| (in millions) | Total Fair Value | Level 2 |
| Cash and cash equivalents | $ 3 | $ 3 |
| Real estate | 1 | 1 |
| Equity securities | 10 | 10 |
| Debt securities | 6 | 6 |
| Total assets | $20 | $20 |

|  | December 31, 2023 | |
|---|---|---|
| (in millions) | Total Fair Value | Level 2 |
| Cash and cash equivalents | $ 4 | $ 4 |
| Real estate | 1 | 1 |
| Equity securities | 9 | 9 |
| Debt securities | 6 | 6 |
| Total assets | $20 | $20 |

### EMPLOYEE SAVINGS PLANS

#### Retirement Savings Plan

Duke Energy Corporation sponsors, and the Subsidiary Registrants participate in, employee savings plans that cover substantially all U.S. employees. Most employees participate in a matching contribution formula where Duke Energy provides a matching contribution generally equal to 100% of employee before-tax and Roth 401(k) contributions of up to 6% of eligible pay per pay period. Dividends on Duke Energy shares held by the savings plans are charged to retained earnings when declared and shares held in the plans are considered outstanding in the calculation of basic and diluted EPS. For new and rehired employees who are not eligible to participate in Duke Energy's defined benefit plans, an additional employer contribution of 4% of eligible pay per pay period, which is subject to a three-year vesting schedule, is provided to the employee's savings plan account.

The following table includes pretax employer matching contributions made by Duke Energy and expensed by the Subsidiary Registrants.

| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|
| Years ended December 31, | | | | | | | | |
| 2024 | $257 | $81 | $72 | $43 | $29 | $6 | $13 | $14 |
| 2023 | 238 | 75 | 62 | 40 | 22 | 6 | 13 | 13 |
| 2022 | 246 | 76 | 65 | 43 | 22 | 6 | 12 | 13 |

## 24. INCOME TAXES

### Inflation Reduction Act

In August 2022, the IRA was signed into law. Among other provisions, the IRA implemented a new 15% corporate alternative minimum tax based on GAAP net income, with certain adjustments as defined by the IRA, and clean energy-related provisions. The IRA's clean energy provisions included, among other provisions, the extension and modification of existing investment and PTCs for projects placed in service through 2024 and introduced new technology-neutral clean energy-related credits beginning in 2025. In addition, the IRA created a new, zero-emission nuclear power PTC and a clean hydrogen PTC.

For the year ended December 31, 2024, Duke Energy Carolinas and Duke Energy Progress have recorded nuclear PTCs of approximately $449 million and $73 million, respectively. These amounts represent the estimated net realizable value of the PTCs, which were deferred to a regulatory liability. The Company will continue to assess its calculations and interpretations as new information and guidance becomes available. The Subsidiary Registrants are working with the state utility commissions on the appropriate regulatory process to pass the net realizable value back to customers over time. In 2024, net proceeds of $558 million was received related to the sale of tax credits, which includes primarily $428 million of nuclear power PTCs at Duke Energy Carolinas, $65 million of nuclear power PTCs at Duke Energy Progress, and $43 million of solar PTCs at Duke Energy Florida. See Note 4 for further

PART II

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

details on the IRA as it relates to Duke Energy Florida and Duke Energy Carolinas' approval for a stand-alone rider starting January 1, 2025.

### Income Tax Expense

#### Components of Income Tax Expense

Tax benefit from discontinued operations, in the following tables, includes income tax benefits related to the Commercial Renewables Disposal Groups. See Note 2 for further details.

| | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **(in millions)** | **Duke Energy** | **Duke Energy Carolinas** | **Progress Energy** | **Duke Energy Progress** | **Duke Energy Florida** | **Duke Energy Ohio** | **Duke Energy Indiana** | **Piedmont** |
| Current income taxes | | | | | | | | |
| Federal | **$(365)** | **$178** | **$359** | **$ 373** | **$ 14** | **$52** | **$ 70** | **$40** |
| State | **31** | **75** | **34** | **40** | **(12)** | **3** | **12** | **(6)** |
| Foreign | **2** | **—** | **—** | **—** | **—** | **—** | **—** | **—** |
| Total current income taxes | **(332)** | **253** | **393** | **413** | **2** | **55** | **82** | **34** |
| Deferred income taxes | | | | | | | | |
| Federal | **858** | **10** | **(22)** | **(215)** | **181** | **8** | **(19)** | **40** |
| State | **81** | **(25)** | **59** | **(6)** | **86** | **1** | **8** | **21** |
| Total deferred income taxes[(a)] | **939** | **(15)** | **37** | **(221)** | **267** | **9** | **(11)** | **61** |
| ITC amortization | **(17)** | **(12)** | **(4)** | **(3)** | **(1)** | **—** | **—** | **—** |
| Income tax expense from continuing operations | **590** | **226** | **426** | **189** | **268** | **64** | **71** | **95** |
| Tax benefit from discontinued operations | **(50)** | **—** | **—** | **—** | **—** | **—** | **—** | **—** |
| Total income tax expense included in Consolidated Statements of Operations | **$ 540** | **$226** | **$426** | **$ 189** | **$268** | **$64** | **$ 71** | **$95** |

(a) Total deferred income taxes include the utilization of NOL carryforwards and tax credit carryforwards of $523 million at Duke Energy and $8 million at Duke Energy Indiana. In addition, total deferred income taxes include the generation of NOL carryforwards and tax credit carryforwards of $47 million at Duke Energy Carolinas, $85 million at Progress Energy, $66 million at Duke Energy Progress, $30 million at Duke Energy Florida, $26 million at Duke Energy Ohio, and $8 million at Piedmont.

| | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **(in millions)** | **Duke Energy** | **Duke Energy Carolinas** | **Progress Energy** | **Duke Energy Progress** | **Duke Energy Florida** | **Duke Energy Ohio** | **Duke Energy Indiana** | **Piedmont** |
| Current income taxes | | | | | | | | |
| Federal[(b)] | $ 71 | $173 | $ 459 | $198 | $279 | $ (46) | $ 10 | $44 |
| State | 1 | 22 | 38 | 4 | 71 | (3) | 9 | 3 |
| Foreign | 3 | — | — | — | — | — | — | — |
| Total current income taxes | 75 | 195 | 497 | 202 | 350 | (49) | 19 | 47 |
| Deferred income taxes | | | | | | | | |
| Federal | 319 | (43) | (154) | (69) | (89) | 111 | 77 | 25 |
| State | 53 | (7) | 38 | 19 | — | 1 | 14 | 12 |
| Total deferred income taxes[(a)] | 372 | (50) | (116) | (50) | (89) | 112 | 91 | 37 |
| ITC amortization | (9) | (4) | (4) | (3) | — | — | — | — |
| Income tax expense from continuing operations | 438 | 141 | 377 | 149 | 261 | 63 | 110 | 84 |
| Tax benefit from discontinued operations | (359) | — | — | — | — | — | — | — |
| Total income tax expense included in Consolidated Statements of Operations | $ 79 | $141 | $ 377 | $149 | $261 | $ 63 | $110 | $84 |

(a) Total deferred income taxes includes the generation of NOL carryforwards and tax credit carryforwards of $214 million at Duke Energy and $54 million at Duke Energy Indiana. In addition, total deferred income taxes includes the generation of NOL carryforwards and tax credit carryforwards of $2 million at Duke Energy Carolinas, $116 million at Progress Energy, $59 million at Duke Energy Progress, $5 million at Duke Energy Florida, $22 million at Duke Energy Ohio, and $15 million at Piedmont.

(b) Total current federal income tax at Duke Energy includes corporate alternative minimum tax, net of tax credit utilization, of $69 million. In addition, under the IRA transferability provision, Progress Energy elected to sell $28 million of PTCs generated by Duke Energy Florida.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

| (in millions) | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Current income taxes | | | | | | | | |
| Federal | $ 1 | $ (71) | $ (13) | $ 37 | $ (37) | $ (2) | $ 38 | $32 |
| State | (8) | (13) | (3) | — | (23) | 1 | 2 | 2 |
| Foreign | 4 | — | — | — | — | — | — | — |
| Total current income taxes | (3) | (84) | (16) | 37 | (60) | (1) | 40 | 34 |
| Deferred income taxes | | | | | | | | |
| Federal | 328 | 230 | 310 | 118 | 201 | (22) | (63) | 12 |
| State | (14) | (16) | 59 | 7 | 84 | 3 | — | (7) |
| Total deferred income taxes[(a)] | 314 | 214 | 369 | 125 | 285 | (19) | (63) | 5 |
| ITC amortization | (11) | (4) | (5) | (4) | — | (1) | (1) | — |
| Income tax expense (benefit) from continuing operations | 300 | 126 | 348 | 158 | 225 | (21) | (24) | 39 |
| Tax benefit from discontinued operations | (503) | — | — | — | — | — | — | — |
| Total income tax (benefit) expense included in Consolidated Statements of Operations | $(203) | $126 | $348 | $158 | $225 | $(21) | $(24) | $39 |

(a) Total deferred income taxes includes the generation of NOL carryforwards and tax credit carryforwards of $550 million at Duke Energy, $97 million at Duke Energy Carolinas, $128 million at Progress Energy, $9 million at Duke Energy Progress, $111 million at Duke Energy Florida, $7 million at Duke Energy Ohio, $13 million at Duke Energy Indiana, and $12 million at Piedmont.

**Duke Energy Income from Continuing Operations before Income Taxes**

| (in millions) | Years Ended December 31, | | |
|---|---|---|---|
| | 2024 | 2023 | 2022 |
| Domestic | $5,145 | $4,700 | $3,991 |
| Foreign | 49 | 67 | 87 |
| Income from continuing operations before income taxes | $5,194 | $4,767 | $4,078 |

**Statutory Rate Reconciliation**

The following tables present a reconciliation of income tax expense at the U.S. federal statutory tax rate to the actual tax expense from continuing operations.

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Income tax expense, computed at the statutory rate of 21% | $1,090 | $ 443 | $ 545 | $ 284 | $ 279 | $ 85 | $ 108 | $ 107 |
| State income tax, net of federal income tax effect | 88 | 40 | 73 | 27 | 58 | 3 | 16 | 12 |
| Amortization of EDIT | (436) | (225) | (121) | (98) | (23) | (23) | (49) | (18) |
| AFUDC equity income | (48) | (24) | (16) | (13) | (3) | (1) | (3) | (4) |
| AFUDC equity depreciation | 38 | 19 | 14 | 7 | 7 | 2 | 4 | — |
| Production tax credits | (46) | — | (46) | — | (46) | — | — | — |
| Other tax credits | (43) | (23) | (16) | (12) | (4) | (1) | (2) | (2) |
| Other items, net | (53) | (4) | (7) | (6) | — | (1) | (3) | — |
| Income tax expense from continuing operations | $ 590 | $ 226 | $ 426 | $ 189 | $ 268 | $ 64 | $ 71 | $ 95 |
| Effective tax rate | 11.4% | 10.7% | 16.4% | 14.0% | 20.2% | 15.8% | 13.9% | 18.7% |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

### Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Income tax expense, computed at the statutory rate of 21% | $1,001 | $ 338 | $ 490 | $ 241 | $ 268 | $ 83 | $ 128 | $ 97 |
| State income tax, net of federal income tax effect | 43 | 12 | 60 | 18 | 56 | (2) | 18 | 12 |
| Amortization of EDIT | (388) | (197) | (114) | (91) | (23) | (22) | (33) | (20) |
| AFUDC equity income | (41) | (19) | (14) | (11) | (3) | (2) | (2) | (4) |
| AFUDC equity depreciation | 37 | 18 | 13 | 6 | 7 | 2 | 4 | — |
| Tax credits[b] | (63) | (11) | (46) | (7) | (39) | (2) | (2) | (1) |
| Interest on company-owned life insurance[a] | (114) | — | — | — | — | — | — | — |
| Other items, net | (37) | — | (12) | (7) | (5) | 6 | (3) | — |
| Income tax expense from continuing operations | $ 438 | $ 141 | $ 377 | $ 149 | $ 261 | $ 63 | $ 110 | $ 84 |
| Effective tax rate | 9.2% | 8.8% | 16.2% | 13.0% | 20.4% | 15.9% | 18.1% | 18.1% |

(a) During 2023, the Company evaluated the deductibility of certain items spanning periods currently open under federal statute, including items related to interest on company-owned life insurance. As a result of this analysis, the Company recorded a favorable federal adjustment of approximately $114 million and a favorable state adjustment of approximately $6 million. The favorable state adjustment is included in State income tax, net of federal income tax effect, in the above table.

(b) Tax credits at Progress Energy and Duke Energy Florida include $28 million of certain eligible PTCs, net of discount, that were elected to be sold in 2023 under the transferability provisions of the IRA.

| (in millions) | Year Ended December 31, 2022 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Income tax expense, computed at the statutory rate of 21% | $ 856 | $ 362 | $ 457 | $ 245 | $ 238 | $ 59 | $ 24 | $ 76 |
| State income tax, net of federal income tax effect | (17) | (23) | 44 | 6 | 48 | 3 | 2 | (4) |
| Amortization of EDIT | (481) | (195) | (133) | (74) | (59) | (79) | (48) | (23) |
| AFUDC equity income | (41) | (20) | (14) | (11) | (3) | (1) | (2) | (2) |
| AFUDC equity depreciation | 36 | 18 | 12 | 6 | 6 | 1 | 4 | — |
| Other tax credits | (43) | (12) | (16) | (9) | (7) | (2) | (3) | (8) |
| Other items, net | (10) | (4) | (2) | (5) | 2 | (2) | (1) | — |
| Income tax expense (benefit) from continuing operations | $ 300 | $ 126 | $ 348 | $ 158 | $ 225 | $ (21) | $ (24) | $ 39 |
| Effective tax rate | 7.4% | 7.3% | 16.0% | 13.6% | 19.8% | (7.5)% | (21.2)% | 10.8% |

Valuation allowances have been established for certain state NOL carryforwards and state income tax credits that reduce deferred tax assets to an amount that will be realized on a more-likely-than-not basis. The net change in the total valuation allowance is included in state income tax, net of federal income tax effect, in the above tables.

Valuation allowances have been established for foreign tax credits and certain tax attributes that reduce deferred tax assets to an amount that will be realized on a more-likely-than-not basis. The net change in the total valuation allowance is included in Other items, net in the above tables.

### DEFERRED TAXES

**Net Deferred Income Tax Liability Components**

| (in millions) | December 31, 2024 | | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Deferred credits and other liabilities | $ 284 | $ 217 | $ 84 | $ 43 | $ 41 | $ 17 | $ 15 | $ 40 |
| Lease obligations | 430 | 88 | 265 | 179 | 86 | 2 | 12 | 2 |
| Pension, post-retirement and other employee benefits | 89 | (33) | (23) | (1) | (26) | 6 | 1 | (2) |
| Progress Energy merger purchase accounting adjustments[a] | 227 | — | — | — | — | — | — | — |
| Tax credits and NOL carryforwards | 3,845 | 522 | 783 | 312 | 449 | 70 | 145 | 57 |
| Regulatory liabilities and deferred credits | — | — | — | — | — | — | 10 | — |
| Other | 35 | 11 | 5 | 3 | 2 | 4 | — | 8 |
| Valuation allowance | (517) | — | — | — | — | — | — | — |
| Total deferred income tax assets | 4,393 | 805 | 1,114 | 536 | 552 | 99 | 183 | 105 |

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC • DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

| (in millions) | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Investments and other assets | (2,114) | (1,350) | (724) | (671) | (69) | — | — | (48) |
| Accelerated depreciation rates | (11,942) | (3,203) | (4,608) | (1,624) | (3,047) | (1,361) | (1,677) | (1,019) |
| Regulatory assets and deferred debits, net | (1,761) | (304) | (1,045) | (585) | (460) | (52) | — | (56) |
| Total deferred income tax liabilities | (15,817) | (4,857) | (6,377) | (2,880) | (3,576) | (1,413) | (1,677) | (1,123) |
| Net deferred income tax liabilities | $(11,424) | $(4,052) | $(5,263) | $(2,344) | $(3,024) | $(1,314) | $(1,494) | $(1,018) |

(a)   Primarily related to lease obligations and debt fair value adjustments.

The following table presents the expiration of tax credits and NOL carryforwards.

| (in millions) | December 31, 2024 | |
|---|---|---|
| | Amount | Expiration Year |
| General Business Credits | $2,186 | 2032 – 2044 |
| Foreign Tax Credits[c] | 615 | 2027 – 2028 |
| State Carryforwards and Credits[a] | 316 | 2025 – Indefinite |
| Corporate AMT Credits | 717 | Indefinite |
| Foreign NOL carryforwards[b] | 11 | 2027 – 2042 |
| Total tax credits and NOL carryforwards | $3,845 | |

(a)   A valuation allowance of $102 million has been recorded on the state NOL and attribute carryforwards, as presented in the Net Deferred Income Tax Liability Components table.

(b)   A valuation allowance of $11 million has been recorded on the foreign NOL carryforwards, as presented in the Net Deferred Income Tax Liability Components table.

(c)   A valuation allowance of $404 million has been recorded on the foreign tax credits, as presented in the Net Deferred Income Tax Liability Components table.

In 2024, the Company recorded a corporate alternative minimum tax liability, net of tax credit utilization, of $133 million. In addition, under the IRA transferability provision, the Company received net proceeds of $558 million related to the sale of certain tax credits generated by Duke Energy Carolinas, Duke Energy Progress and Duke Energy Florida.

| (in millions) | December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Deferred credits and other liabilities | $ 327 | $ 194 | $ 77 | $ 21 | $ 56 | $ 13 | $ 18 | $ 42 |
| Lease obligations | 418 | 86 | 256 | 179 | 77 | 4 | 15 | 3 |
| Pension, post-retirement and other employee benefits | 65 | (41) | (22) | (1) | (25) | 5 | 2 | (5) |
| Progress Energy merger purchase accounting adjustments[a] | 260 | — | — | — | — | — | — | — |
| Tax credits and NOL carryforwards | 4,489 | 445 | 686 | 230 | 425 | 44 | 154 | 50 |
| Regulatory liabilities and deferred credits | — | — | — | — | — | — | 47 | — |
| Investments and other assets | — | — | — | — | — | — | 1 | — |
| Other | 102 | 29 | 22 | 12 | 8 | 5 | 5 | 9 |
| Valuation allowance | (544) | — | — | — | — | — | — | — |
| Total deferred income tax assets | 5,117 | 713 | 1,019 | 441 | 541 | 71 | 242 | 99 |
| Investments and other assets | (1,812) | (1,213) | (596) | (520) | (91) | — | — | (37) |
| Accelerated depreciation rates | (11,969) | (3,411) | (4,557) | (1,823) | (2,778) | (1,314) | (1,678) | (944) |
| Regulatory assets and deferred debits, net | (1,892) | (468) | (1,063) | (658) | (405) | (29) | — | (51) |
| Total deferred income tax liabilities | (15,673) | (5,092) | (6,216) | (3,001) | (3,274) | (1,343) | (1,678) | (1,032) |
| Net deferred income tax liabilities | $(10,556) | $(4,379) | $(5,197) | $(2,560) | $(2,733) | $(1,272) | $(1,436) | $ (933) |

(a)   Primarily related to lease obligations and debt fair value adjustments.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

## Combined Notes to Consolidated Financial Statements – (Continued)

### UNRECOGNIZED TAX BENEFITS

The following tables present changes to unrecognized tax benefits.

| | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Unrecognized tax benefits – January 1 | $62 | $21 | $24 | $18 | $6 | $ 2 | $ 3 | $11 |
| Gross increases – current period tax positions | 12 | 4 | 5 | 4 | 1 | — | — | 2 |
| Unrecognized tax benefits – December 31 | $74 | $25 | $29 | $22 | $7 | $ 2 | $ 3 | $13 |

| | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Unrecognized tax benefits – January 1 | $ 65 | $17 | $19 | $13 | $ 5 | $ 1 | $ 2 | $ 9 |
| Gross decreases – tax positions in prior periods | (15) | — | — | — | — | — | — | — |
| Gross increases – current period tax positions | 12 | 4 | 5 | 5 | 1 | 1 | 1 | 2 |
| Total changes | (3) | 4 | 5 | 5 | 1 | 1 | 1 | 2 |
| Unrecognized tax benefits – December 31 | $ 62 | $21 | $24 | $18 | $ 6 | $ 2 | $ 3 | $11 |

| | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Unrecognized tax benefits – January 1 | $51 | $13 | $15 | $10 | $4 | $ 1 | $ 2 | $4 |
| Gross increases – current period tax positions | 14 | 4 | 4 | 3 | 1 | — | — | 5 |
| Total changes | 14 | 4 | 4 | 3 | 1 | — | — | 5 |
| Unrecognized tax benefits – December 31 | $65 | $17 | $19 | $13 | $5 | $ 1 | $ 2 | $9 |

The following table includes additional information regarding the Duke Energy Registrants' unrecognized tax benefits at December 31, 2024. None of Duke Energy Registrants anticipates a material increase or decrease in unrecognized tax benefits within the next 12 months.

| | December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Amount that if recognized, would affect the effective tax rate or regulatory liability[a] | $68 | $24 | $27 | $20 | $7 | $2 | $3 | $11 |

(a) The Duke Energy Registrants are unable to estimate the specific amounts that would affect the ETR versus the regulatory liability.

Duke Energy and its subsidiaries are no longer subject to federal, state, local or non-U.S. income tax examinations by tax authorities for years before 2019, aside from certain tax attributes carried forward for utilization in future years.

DUKE ENERGY CORPORATION • DUKE ENERGY CAROLINAS, LLC • PROGRESS ENERGY, INC. • DUKE ENERGY PROGRESS, LLC •
DUKE ENERGY FLORIDA, LLC • DUKE ENERGY OHIO, INC. • DUKE ENERGY INDIANA, LLC • PIEDMONT NATURAL GAS COMPANY, INC.

**Combined Notes to Consolidated Financial Statements – (Continued)**

## 25.   OTHER INCOME AND EXPENSES, NET

The components of Other income and expenses, net on the Consolidated Statements of Operations are as follows.

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Interest income | $ 63 | $  9 | $ 18 | $ 14 | $ 4 | $ 8 | $ 5 | $19 |
| AFUDC equity | 233 | 113 | 74 | 61 | 13 | 7 | 19 | 21 |
| Post-in-service equity returns | 52 | 31 | 20 | 20 | — | 1 | 1 | — |
| Nonoperating income, other | 313 | 94 | 123 | 48 | 69 | 3 | 37 | 14 |
| Other income and expense, net | $661 | $247 | $235 | $143 | $86 | $19 | $62 | $54 |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Interest income | $ 29 | $ 10 | $ 14 | $  9 | $ 7 | $25 | $25 | $19 |
| AFUDC equity | 198 | 91 | 67 | 52 | 15 | 9 | 10 | 21 |
| Post-in-service equity returns | 39 | 19 | 19 | 19 | — | 1 | — | — |
| Nonoperating income, other | 332 | 118 | 101 | 44 | 56 | 6 | 41 | 17 |
| Other income and expense, net | $598 | $238 | $201 | $124 | $78 | $41 | $76 | $57 |

| (in millions) | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| Interest income | $ 27 | $  2 | $ 24 | $  4 | $20 | $11 | $15 | $19 |
| AFUDC equity | 197 | 98 | 68 | 52 | 16 | 7 | 13 | 11 |
| Post-in-service equity returns | 34 | 14 | 18 | 18 | — | 1 | 1 | — |
| Nonoperating income, other | 134 | 107 | 71 | 40 | 38 | — | 7 | 16 |
| Other income and expense, net | $392 | $221 | $181 | $114 | $74 | $19 | $36 | $46 |

# ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# ITEM 9A. CONTROLS AND PROCEDURES

## Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by the Duke Energy Registrants in the reports they file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Duke Energy Registrants in the reports they file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Duke Energy Registrants have evaluated the effectiveness of their disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, and, based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in providing reasonable assurance of compliance.

## Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Duke Energy Registrants have evaluated changes in internal control over financial reporting (as such term is defined in Rules 13a-15 and 15d-15 under the Exchange Act) that occurred during the fiscal quarter ended December 31, 2024, and have concluded no change has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.

## Management's Annual Report on Internal Control Over Financial Reporting

The Duke Energy Registrants' management is responsible for establishing and maintaining an adequate system of internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Duke Energy Registrants' internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with GAAP. Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Duke Energy Registrants' management, including their Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of their internal control over financial reporting as of December 31, 2024, based on the framework in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that its internal controls over financial reporting were effective as of December 31, 2024.

Deloitte & Touche LLP, Duke Energy's independent registered public accounting firm, has issued an attestation report on the effectiveness of Duke Energy's internal control over financial reporting, which is included herein. This report is not applicable to the Subsidiary Registrants as these companies are not accelerated or large accelerated filers.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Duke Energy Corporation

**Opinion on Internal Control over Financial Reporting**

We have audited the internal control over financial reporting of Duke Energy Corporation and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 27, 2025, expressed an unqualified opinion on those financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*/s/ Deloitte and Touche LLP*

Charlotte, North Carolina
February 27, 2025

## ITEM 9B. OTHER INFORMATION

**Director and Officer Trading Arrangements**

Except as described below, during the three months ended December 31, 2024, no director or officer of the Company adopted, terminated or modified a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

During the three months ended September 30, 2024, Alex Glenn, Senior Vice President and Chief Executive Officer, Duke Energy Florida and Midwest, adopted a 10b5-1 trading arrangement for the sale of up to 15,002 shares of the Company's common stock between November 15, 2024, and November 17, 2025, or such earlier date such plan is terminated sooner pursuant to the terms specified therein, including but not limited to the execution of all trades specified therein. Such plan terminated upon the sale of all shares available under the plan, which transaction was timely reported on a Form 4 filed with the Commission on November 18, 2024. Mr. Glenn's 10b5-1 trading arrangement was entered into during an open insider trading window and is intended to satisfy the alternative defense of Rule 10b5-1 under the Exchange Act and the Company's policies regarding insider transactions.

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding Duke Energy's Executive Officers is set forth in Part I, Item 1, "Business — Information about Our Executive Officers," in this Annual Report. Duke Energy will provide information that is responsive to the remainder of this Item 10 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated in this Item 10 by reference.

**Insider Trading Policy**

We have adopted trading policies and procedures governing the purchase, sale, and/or other dispositions of Duke Energy's securities by directors, officers and employees or the Company itself that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Securities Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

## ITEM 11. EXECUTIVE COMPENSATION

Duke Energy will provide information that is responsive to this Item 11 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated in this Item 11 by reference.

**Policies Related to Stock Option Grants and Similar Option-Like Instruments**

The Compensation and People Development Committee of the Board of Directors (the Compensation Committee) maintains an equity grant policy which establishes the specific procedures for the timing of equity awards. We have not granted stock options to our employees since 2013, so the policy currently governs the timing of RSUs and performance shares granted to our employees and stock awards granted to our independent directors. Under this policy, annual grants may be made at any previously scheduled meeting of the Compensation Committee or the Board of Directors, provided that reasonable efforts will be made to make such grants at the first regularly scheduled meeting of each calendar year, and annual grants to independent directors may be made by the Board of Directors at any previously scheduled meeting of the Board of Directors, provided that reasonable efforts will be made to make such grants at the regularly scheduled meeting of the Board of Directors that is held in conjunction with the annual meeting each year. Other stock award grants may be made during any "open window period" as defined in our securities trading policy or on the same day as any previously scheduled meeting of the Board of Directors or the Compensation Committee. We have not timed the release of material non-public information for the purpose of affecting the value of any executive or director compensation, and we have no plan to do so.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

**Equity Compensation Plan Information**

The following table shows information as of December 31, 2024, about securities to be issued upon exercise of outstanding options, warrants and rights under Duke Energy's equity compensation plans, along with the weighted average exercise price of the outstanding options, warrants and rights and the number of securities remaining available for future issuance under the plans.

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b)[1] | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 3,680,932[2] | n/a | 13,585,751[3] |
| Equity compensation plans not approved by security holders | 99,986[4] | n/a | n/a[5] |
| Total | 3,780,918 | n/a | 13,585,751 |

(1) As of December 31, 2024, no options were outstanding under equity compensation plans.

(2) Includes RSUs and performance shares (assuming the maximum payout level) granted under the Duke Energy Corporation 2015 Long-Term Incentive Plan or the Duke Energy Corporation 2023 Long-Term Incentive Plan, as well as shares that could be payable with respect to certain compensation deferred under the Duke Energy Corporation Executive Savings Plan (Executive Savings Plan) or the Duke Energy Corporation Directors' Savings Plan (Directors' Savings Plan).

(3) Includes shares remaining available for issuance pursuant to stock awards under the Duke Energy Corporation 2023 Long-Term Incentive Plan. The Duke Energy Corporation 2015 Long-Term Incentive Plan is no longer available for the grant of additional stock awards.

(4) Includes shares that could be payable with respect to certain compensation deferred under the Executive Savings Plan or the Directors' Savings Plan, each of which is a non-qualified deferred compensation plan described in more detail below.

(5) The number of shares remaining available for future issuance under equity compensation plans not approved by security holders cannot be determined because it is based on the amount of future voluntary deferrals, if any, under the Executive Savings Plan and the Directors' Savings Plan.

Under the Executive Savings Plan, participants can elect to defer a portion of their base salary and short-term incentive compensation. Participants also receive a company matching contribution in excess of the contribution limits prescribed by the Internal Revenue Code under the Duke Energy Retirement Savings Plan, which is the 401(k) plan in which employees are generally eligible to participate. Eligible participants may also earn pay credits based on age and length of service on eligible earnings that exceed limits prescribed by the Internal Revenue Code.

In general, payments are made following termination of employment or death in the form of a lump sum or installments, as selected by the participant. Participants may direct the deemed investment of their accounts (with certain exceptions) among investment options available under the Duke Energy Retirement Savings Plan, including the Duke Energy Common Stock Fund. Participants may change their investment elections on a daily basis. Deferrals of equity awards are credited with earnings and losses based on the performance of the Duke Energy Common Stock Fund. The benefits payable under the plan are unfunded and subject to the claims of Duke Energy's creditors.

Under the Directors' Savings Plan, outside directors may elect to defer all or a portion of their annual compensation, generally consisting of retainers. Deferred amounts are credited to an unfunded account, the balance of which is adjusted for the performance of phantom investment options, including the Duke Energy Common Stock Fund, as elected by the director, and generally are paid when the director terminates his or her service from the Board of Directors.

Duke Energy will provide additional information that is responsive to this Item 12 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated in this Item 12 by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Duke Energy will provide information that is responsive to this Item 13 in its definitive proxy statement or in an amendment to this Annual Report not later than 120 days after the end of the fiscal year covered by this Annual Report. That information is incorporated in this Item 13 by reference.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte provided professional services to the Duke Energy Registrants. The following tables present the Deloitte fees for services rendered to the Duke Energy Registrants during 2024 and 2023.

| (in millions) | Year Ended December 31, 2024 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Types of Fees** | | | | | | | | |
| Audit Fees[a] | $14.7 | $3.4 | $5.2 | $2.7 | $2.5 | $2.2 | $1.9 | $1.4 |
| Audit-Related Fees[b] | 0.7 | 0.1 | 0.4 | 0.3 | 0.1 | 0.2 | — | — |
| Total Fees | $15.4 | $3.5 | $5.6 | $3.0 | $2.6 | $2.4 | $1.9 | $1.4 |

| (in millions) | Year Ended December 31, 2023 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
| **Types of Fees** | | | | | | | | |
| Audit Fees[a] | $14.0 | $3.3 | $5.0 | $2.5 | $2.5 | $2.1 | $1.8 | $1.4 |
| Audit-Related Fees[b] | 0.5 | 0.1 | 0.2 | 0.1 | 0.1 | 0.2 | — | — |
| Total Fees | $14.5 | $3.4 | $5.2 | $2.6 | $2.6 | $2.3 | $1.8 | $1.4 |

(a) Audit Fees are fees billed, or expected to be billed, by Deloitte for professional services for the financial statement audits, audit of the Duke Energy Registrants' financial statements included in Duke Energy's Annual Report on Form 10-K, reviews of financial statements included in Quarterly Reports on Form 10-Q, and services associated with securities filings such as comfort letters and consents.

(b) Audit-Related Fees are fees billed, or expected to be billed, by Deloitte for assurance and related services that are reasonably related to the performance of an audit or review of financial statements, including statutory reporting requirements.

To safeguard the continued independence of the independent auditor, the Audit Committee of Duke Energy adopted a policy that all services provided by the independent auditor require preapproval by the Audit Committee. Pursuant to the policy, certain audit services, audit-related services, tax services and other services have been specifically preapproved up to fee limits. In the event the cost of any of these services may exceed the fee limits, the Audit Committee must specifically approve the service. All services performed in 2024 and 2023 by the independent accountant were approved by the Audit Committee pursuant to the preapproval policy.

# ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Consolidated Financial Statements and Supplemental Schedules included in Part II of this Annual Report are as follows:

**Duke Energy Corporation**

Consolidated Financial Statements

Consolidated Statements of Operations for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets as of December 31, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Duke Energy Carolinas, LLC**

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets as of December 31, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Progress Energy, Inc.**

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets as of December 31, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Duke Energy Progress, LLC**

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets as of December 31, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Duke Energy Florida, LLC**

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Balance Sheets as of December 31, 2024, and 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

PART IV

**Duke Energy Ohio, Inc.**
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Balance Sheets as of December 31, 2024, and 2023
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022
Notes to the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Duke Energy Indiana, LLC**
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Balance Sheets as of December 31, 2024, and 2023
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022
Notes to the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

**Piedmont Natural Gas Company, Inc.**
Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Balance Sheets as of December 31, 2024, and 2023
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024, 2023 and 2022
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2024, 2023 and 2022
Notes to the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
All other schedules are omitted because they are not required, or because the required information is included in the Consolidated Financial Statements or Notes.

# EXHIBIT INDEX

Exhibits filed herewith are designated by an asterisk (*). All exhibits not so designated are incorporated by reference to a prior filing, as indicated. Items constituting management contracts or compensatory plans or arrangements are designated by a double asterisk (**). The Company agrees to furnish upon request to the commission a copy of any omitted schedules or exhibits upon request on all items designated by a triple asterisk (***).

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 2.1 | Agreement and Plan of Merger between Duke Energy Corporation, Diamond Acquisition Corporation and Progress Energy, Inc., dated as of January 8, 2011 (incorporated by reference to Exhibit 2.1 to Duke Energy Corporation's Current Report on Form 8-K filed on January 11, 2011, File No. 1-32853). | X | | X | | | | | |
| 2.2 | Agreement and Plan of Merger between Piedmont Natural Gas Company, Duke Energy Corporation and Forest Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 to Duke Energy Corporation's Current Report on Form 8-K filed on October 26, 2015, File No. 1-32853). | X | | | | | | | X |
| 3.1 | Amended and Restated Certificate of Incorporation of Duke Energy Corporation (incorporated by reference to Exhibit 3.1 to registrant's Current Report on Form 8-K filed on May 20, 2014, File No. 1-32853). | X | | | | | | | |
| 3.2 | Amended and Restated By-Laws of Duke Energy Corporation, effective as of May 8, 2024 (incorporated by reference to Exhibit 3.1 to registrant's Current Report on Form 8-K filed on May 13, 2024, File No. 1-32853). | X | | | | | | | |
| 3.3 | Articles of Organization including Articles of Conversion of Duke Energy Carolina's, LLC (incorporated by reference to Exhibit 3.1 to registrant's Current Report on Form 8-K filed on April 7, 2006, File No. 1-4928). | | X | | | | | | |
| 3.3.1 | Amended Articles of Organization of Duke Energy Carolinas, LLC, effective October 1, 2006 (incorporated by reference to Exhibit 3.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on November 13, 2006, File No. 1-4928). | | X | | | | | | |
| 3.4 | Amended Articles of Incorporation of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company), effective October 23, 1996, (incorporated by reference to Exhibit 3(a) to registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, filed on November 13, 1996, File No. 1-1232). | | | | | | X | | |
| 3.4.1 | Amended Articles of Incorporation, effective September 19, 2006 (incorporated by reference to Exhibit 3.1 to Duke Energy Ohio, Inc.'s (formerly The Cincinnati Gas & Electric Company) Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on November 17, 2006, File No. 1-1232). | | | | | | X | | |
| 3.5 | Certificate of Conversion of Duke Energy Indiana, LLC (incorporated by reference to Exhibit 3.1 to registrant's Current Report on Form 8-K filed on January 4, 2016, File No. 1-3543). | | | | | | | X | |
| 3.5.1 | Articles of Entity Conversion of Duke Energy Indiana, LLC (incorporated by reference to Exhibit 3.2 to registrant's Current Report on Form 8-K filed on January 4, 2016, File No. 1-3543). | | | | | | | X | |
| 3.5.2 | Plan of Entity Conversion of Duke Energy Indiana, LLC (incorporated by reference to Exhibit 3.3 to registrant's Current Report on Form 8-K filed on January 4, 2016, File No. 1-3543). | | | | | | | X | |
| 3.5.3 | Articles of Organization of Duke Energy Indiana, LLC (incorporated by reference to Exhibit 3.4 to registrant's Current Report on Form 8-K filed on January 4, 2016, File No. 1-3543). | | | | | | | X | |
| 3.5.4 | Amended and Restated Limited Liability Company Operating Agreement of Duke Energy Indiana, LLC, dated August 25, 2021 (incorporated by reference to Exhibit 3.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 4, 2021, File No. 1-3543). | | | | | | | X | |
| 3.6 | Limited Liability Company Operating Agreement of Duke Energy Carolinas, LLC (incorporated by reference to Exhibit 3.2 to registrant's Current Report on Form 8-K filed on April 7, 2006, File No. 1-4928). | | X | | | | | | |
| 3.7 | Regulations of Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company), effective July 23, 2003 (incorporated by reference to Exhibit 3.2 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 13, 2003, File No. 1-1232). | | | | | | X | | |
| 3.8 | Articles of Organization including Articles of Conversion for Duke Energy Progress, LLC (incorporated by reference to Exhibit 3.1 to registrant's Current Report on Form 8-K filed on August 4, 2015, File No. 1-3382). | | | | X | | | | |
| 3.8.1 | Plan of Conversion of Duke Energy Progress, Inc. (incorporated by reference to Exhibit 3.2 to registrant's Current Report on Form 8-K filed on August 4, 2015, File No. 1-3382). | | | | X | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 3.8.2 | Limited Liability Company Operating Agreement of Duke Energy Progress, LLC (incorporated by reference to Exhibit 3.3 to registrant's Current Report on Form 8-K filed on August 4, 2015, File No. 1-3382). | | | | X | | | | |
| *3.9 | Articles of Merger of Diamond Acquisition Corporation into Progress Energy, Inc. and Articles of Incorporation of Progress Energy, Inc., effective July 2, 2012. | | | | X | | | | |
| *3.10 | By-Laws of Progress Energy, Inc. (formerly Diamond Acquisition Corporation), effective July 2, 2012. | | | | X | | | | |
| 3.11 | Articles of Conversion for Duke Energy Florida, LLC (incorporated by reference to Exhibit 3.4 to registrant's Current Report on Form 8-K filed on August 4, 2015, File No. 1-3274). | | | | | X | | | |
| 3.11.1 | Articles of Organization for Duke Energy Florida, LLC (incorporated by reference to Exhibit 3.5 to registrant's Current Report on Form 8-K filed on August 4, 2015, File No. 1-3274). | | | | | X | | | |
| 3.11.2 | Plan of Conversion of Duke Energy Florida, Inc. (incorporated by reference to Exhibit 3.6 to registrant's Current Report on Form 8-K filed on August 4, 2015, File No. 1-3274). | | | | | X | | | |
| 3.11.3 | Limited Liability Company Operating Agreement of Duke Energy Florida, LLC (incorporated by reference to Exhibit 3.7 to registrant's Current Report on Form 8-K filed on August 4, 2015, File No. 1-3274). | | | | | X | | | |
| 3.12 | Amended and Restated Articles of Incorporation of Piedmont Natural Gas Company, Inc., dated as of October 3, 2016 (incorporated by reference to Exhibit 3.1 to registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 2016, filed on December 22, 2016, File No. 001-06196). | | | | | | | | X |
| 3.12.1 | By-Laws of Piedmont Natural Gas Company, Inc., as amended and restated effective October 3, 2016 (incorporated by reference to Exhibit 3.2 to registrant's Current Report on Form 8-K filed on October 3, 2016, File No. 1-06196). | | | | | | | | X |
| 3.13 | Certificate of Designations with respect to Series A Preferred Stock, dated March 28, 2019 (incorporated by reference to Exhibit 3.1 to registrant's Current Report on Form 8-K filed on March 29, 2019, File No. 1-32853). | X | | | | | | | |
| 3.14 | Certificate of Designation with respect to the Series B Preferred Stock, dated September 11, 2019 (incorporated by reference to Exhibit 3.1 to registrant's Current Report on Form 8-K filed on September 12, 2019, File No. 1-32853). | X | | | | | | | |
| 3.15 | Description of Registered Securities (incorporated by reference from the registrant's prospectus contained in Form S-3 filed on September 23, 2019, File No. 333-233896, under the headings "Description of Common Stock," "Description of Preferred Stock," "Description of Depositary Shares," "Description of Stock Purchase Contracts and Stock Purchase Units," and "Description of Debt Securities"). | X | | | | | | | |
| 3.16 | Description of Registered Securities (incorporated by reference from the registrant's prospectus contained in Form S-3 filed on September 23, 2019, File No. 333-233896-01, under the heading "Description of Debt Securities"). | | | | | | | | X |
| 3.17 | Description of Registered Securities (incorporated by reference from the registrant's prospectus contained in Form S-3 filed on September 23, 2019, File No. 333-233896-02, under the headings "Description of First Mortgage Bonds" and "Description of Debt Securities"). | | | | X | | | | |
| 3.18 | Description of Registered Securities (incorporated by reference from the registrant's prospectus contained in Form S-3 filed on September 23, 2019, File No. 333-233896-03, under the headings "Description of First Mortgage Bonds" and "Description of Unsecured Debt Securities"). | | | | | | X | | |
| 3.19 | Description of Registered Securities (incorporated by reference from the registrant's prospectus contained in Form S-3 filed on September 23, 2019, File No. 333-233896-04, under the headings "Description of First Mortgage Bonds" and "Description of Unsecured Debt Securities"). | | | | | | | X | |
| 3.20 | Description of Registered Securities (incorporated by reference from the registrant's prospectus contained in Form S-3 filed on September 23, 2019, File No. 333-233896-05, under the headings "Description of First Mortgage Bonds" and "Description of Debt Securities"). | | | | | X | | | |
| 3.21 | Description of Registered Securities (incorporated by reference from the registrant's prospectus contained in Form S-3 filed on September 23, 2019, File No. 333-233896-06, under the headings "Description of First and Refunding Mortgage Bonds," "Description of Senior Notes," and "Description of Subordinate Notes"). | | X | | | | | | |
| 4.1 | Indenture between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, dated as of June 3, 2008 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on June 16, 2008, File No. 1-32853). | X | | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.1.1 | First Supplemental Indenture, dated as of June 16, 2008 (incorporated by reference to Exhibit 4.2 to Duke Energy Corporation's Current Report on Form 8-K filed on June 16, 2008, File No. 1-32853). | X | | | | | | | |
| 4.1.2 | Second Supplemental Indenture, dated as of January 26, 2009 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on January 26, 2009, File No. 1-32853). | X | | | | | | | |
| 4.1.3 | Third Supplemental Indenture, dated as of August 28, 2009 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on August 28, 2009, File No. 1-32853). | X | | | | | | | |
| 4.1.4 | Fourth Supplemental Indenture, dated as of March 25, 2010 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on March 25, 2010, File No. 1-32853). | X | | | | | | | |
| 4.1.5 | Fifth Supplemental Indenture, dated as of August 25, 2011 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on August 25, 2011, File No. 1-32853). | X | | | | | | | |
| 4.1.6 | Sixth Supplemental Indenture, dated as of November 17, 2011 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on November 17, 2011, File No. 1-32853). | X | | | | | | | |
| 4.1.7 | Seventh Supplemental Indenture, dated as of August 16, 2012 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on August 16, 2012, File No. 1-32853). | X | | | | | | | |
| 4.1.8 | Eighth Supplemental Indenture, dated as of January 14, 2013 (incorporated by reference to Exhibit 2 to the Registration Statement on Form 8-A of Duke Energy Corporation filed on January 14, 2013, File No. 1-32853). | X | | | | | | | |
| 4.1.9 | Ninth Supplemental Indenture, dated as of June 13, 2013 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on June 13, 2013, File No. 1-32853). | X | | | | | | | |
| 4.1.10 | Tenth Supplemental Indenture, dated as of October 11, 2013 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on October 11, 2013, File No. 1-32853). | X | | | | | | | |
| 4.1.11 | Eleventh Supplemental Indenture, dated as of April 4, 2014 (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Current Report on Form 8-K filed on April 4, 2014, File No. 1-32853). | X | | | | | | | |
| 4.1.12 | Twelfth Supplemental Indenture, dated as of November 19, 2015 (incorporated by reference to Exhibit 4.2 to Duke Energy Corporation's Current Report on Form 8-K filed on November 19, 2015, File No. 1-32853). | X | | | | | | | |
| 4.1.13 | Thirteenth Supplemental Indenture, dated as of April 18, 2016, to the indenture dated as of June 3, 2008, between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 5, 2016, File No. 1-32853). | X | | | | | | | |
| 4.1.14 | Fourteenth Supplemental Indenture, dated as of August 12, 2016 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 12, 2016, File No. 1-32853). | X | | | | | | | |
| 4.1.15 | Fifteenth Supplemental Indenture, dated as of April 11, 2017 (incorporated by reference to Exhibit 4.2 to registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on May 9, 2017, File No. 1-32853). | X | | | | | | | |
| 4.1.16 | Sixteenth Supplemental Indenture, dated as of June 13, 2017 (incorporated by reference to Exhibit 4.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 3, 2017, File No. 1-32853). | X | | | | | | | |
| 4.1.17 | Seventeenth Supplemental Indenture, dated as of August 10, 2017 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 10, 2017, File No. 1-32853). | X | | | | | | | |
| 4.1.18 | Eighteenth Supplemental Indenture, dated as of March 29, 2018 (incorporated by reference to Exhibit 4.2 to registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, filed on May 10, 2018, File No. 1-32853). | X | | | | | | | |
| 4.1.19 | Nineteenth Supplemental Indenture, dated as of May 16, 2018 (incorporated by reference to Exhibit 4.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 2, 2018, File No. 1-32853). | X | | | | | | | |
| 4.1.20 | Twentieth Supplemental Indenture (incorporated by reference to Exhibit 4.2 to registrant's Registration Statement on Form 8-A filed on September 17, 2018, File No. 1-32853). | X | | | | | | | |
| 4.1.21 | Twenty-first Supplemental Indenture (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 11, 2019, File no. 1-32853). | X | | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.1.22 | Twenty-second Supplemental Indenture, dated as of June 7, 2019 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on June 7, 2019, File No. 1-32853). | X | | | | | | | |
| 4.1.23 | Twenty-third Supplemental Indenture, dated as of May 15, 2020 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on May 15, 2020, File No. 1-32853). | X | | | | | | | |
| 4.1.24 | Twenty-fourth Supplemental Indenture, dated as of September 11, 2020 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on September 11, 2020, File No. 1-32853). | X | | | | | | | |
| 4.1.25 | Twenty-fifth Supplemental Indenture, dated as of June 10, 2021 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on June 10, 2021, File No. 1-32853). | X | | | | | | | |
| 4.1.26 | Twenty-sixth Supplemental Indenture, dated as of September 28, 2021 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 28, 2021, File No. 1-32853). | X | | | | | | | |
| 4.1.27 | Twenty-seventh Supplemental Indenture, dated as of June 15, 2022, to the indenture, dated as of June 3, 2008, between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on June 15, 2022, File No. 1-32853). | X | | | | | | | |
| 4.1.28 | Twenty-eighth Supplemental Indenture, dated as of August 11, 2022, to the indenture, dated as of June 3, 2008, between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, and forms of global notes included therein (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 11, 2022, File No. 1-32853). | X | | | | | | | |
| 4.1.29 | Twenty-ninth Supplemental Indenture, dated as of December 8, 2022, to the Indenture, dated as of June 3, 2008, between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, and forms of global notes included therein (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on December 8, 2022, File No. 1-32853). | X | | | | | | | |
| 4.1.30 | Thirtieth Supplemental Indenture, dated as of September 8, 2023, to the Indenture, dated as of June 3, 2008, between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, and forms of global notes included therein (incorporated by reference to exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 8, 2023, File No. 1-32853). | X | | | | | | | |
| 4.1.31 | Thirty-second Supplemental Indenture, dated as of April 12, 2024, to the indenture, dated as of June 3, 2008, between the registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee, and form of global note (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on April 12, 2024, File No. 1-32853). | X | | | | | | | |
| 4.1.32 | Thirty-third Supplemental Indenture, dated as of June 7, 2024, to the Indenture, dated as of June 3, 2008, between the registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee, and forms of global notes (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on June 7, 2024, File No. 1-32853). | X | | | | | | | |
| 4.1.33 | Thirty-fourth Supplemental Indenture, dated as of August 22, 2024, between the registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee, and form of global debenture included therein (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 22, 2024, File No. 1-32853). | X | | | | | | | |
| 4.2 | Indenture, dated as of April 6, 2023, by and between Duke Energy Corporation and The Bank of New York Mellon Trust Company, N.A., as Trustee, and form of global note included therein (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on April 6, 2023, File No. 1-32853). | X | | | | | | | |
| 4.3 | Senior Indenture between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as successor trustee to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), dated as of September 1, 1998 (incorporated by reference to Exhibit 4-D-1 to registrant's Post-Effective Amendment No. 2 to Registration Statement on Form S-3 filed on April 7, 1999, File No. 333-14209). | | X | | | | | | |
| 4.3.1 | Fifteenth Supplemental Indenture, dated as of April 3, 2006 (incorporated by reference to Exhibit 4.4.1 to registrant's Registration Statement on Form S-3 filed on October 3, 2007, File No. 333-146483-03). | | X | | | | | | |
| 4.3.2 | Sixteenth Supplemental Indenture, dated as of June 5, 2007 (incorporated by reference to Exhibit 4.1 registrant's Current Report on Form 8-K filed on June 6, 2007, File No. 1-4928). | | X | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.4 | First and Refunding Mortgage from Duke Energy Carolinas, LLC to The Bank of New York Mellon Trust Company, N.A., successor trustee to Guaranty Trust Company of New York, dated as of December 1, 1927 (incorporated by reference to Exhibit 7(a) to registrant's Form S-1, effective October 15, 1947, File No. 2-7224). | | X | | | | | | |
| 4.4.1 | Instrument of Resignation, Appointment and Acceptance among Duke Energy Carolinas, LLC, JPMorgan Chase Bank, N.A., as Trustee, and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee, dated as of September 24, 2007, (incorporated by reference to Exhibit 4.6.1 to registrant's Registration Statement on Form S-3 filed on October 3, 2007, File No. 333-146483). | | X | | | | | | |
| 4.4.2 | Ninth Supplemental Indenture, dated as of February 1, 1949 (incorporated by reference to Exhibit 7(j) to registrant's Form S-1 filed on February 3, 1949, File No. 2-7808). | | X | | | | | | |
| 4.4.3 | Twentieth Supplemental Indenture, dated as of June 15, 1964 (incorporated by reference to Exhibit 4-B-20 to registrant's Form S-1 filed on August 23, 1966, File No. 2-25367). | | X | | | | | | |
| 4.4.4 | Twenty-third Supplemental Indenture, dated as of February 1, 1968 (incorporated by reference to Exhibit 2-B-26 to registrant's Form S-9 filed on January 21, 1969, File No. 2-31304). | | X | | | | | | |
| 4.4.5 | Sixtieth Supplemental Indenture, dated as of March 1, 1990 (incorporated by reference to Exhibit 4-B-61 to registrant's Annual Report on Form 10-K for the year ended December 31, 1990, File No.1-4928). | | X | | | | | | |
| 4.4.6 | Sixty-third Supplemental Indenture, dated as of July 1, 1991 (incorporated by reference to Exhibit 4-B-64 to registrant's Registration Statement on Form S-3 filed on February 13, 1992, File No. 33-45501). | | X | | | | | | |
| 4.4.7 | Eighty-fourth Supplemental Indenture, dated as of March 20, 2006 (incorporated by reference to Exhibit 4.6.9 to registrant's Registration Statement on Form S-3 filed on October 3, 2007, File No. 333-146483-03). | | X | | | | | | |
| 4.4.8 | Eighty-fifth Supplemental Indenture, dated as of January 10, 2008 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on January 11, 2008, File No.1-4928). | | X | | | | | | |
| 4.4.9 | Eighty-seventh Supplemental Indenture, dated as of April 14, 2008 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on April 15, 2008, File No.1-4928). | | X | | | | | | |
| 4.4.10 | Eighty-eighth Supplemental Indenture, dated as of November 17, 2008 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on November 20, 2008, File No.1-4928). | | X | | | | | | |
| 4.4.11 | Ninetieth Supplemental Indenture, dated as of November 19, 2009 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on November 19, 2009, File No.1-4928). | | X | | | | | | |
| 4.4.12 | Ninety-first Supplemental Indenture, dated as of June 7, 2010 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on June 7, 2010, File No.1-4928). | | X | | | | | | |
| 4.4.13 | Ninety-third Supplemental Indenture, dated as of May 19, 2011 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on May 19, 2011, File No.1-4928). | | X | | | | | | |
| 4.4.14 | Ninety-fourth Supplemental Indenture, dated as of December 8, 2011 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on December 8, 2011, File No.1-4928). | | X | | | | | | |
| 4.4.15 | Ninety-fifth Supplemental Indenture, dated as of September 21, 2012 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on September 21, 2012, File No.1-4928). | | X | | | | | | |
| 4.4.16 | Ninety-sixth Supplemental Indenture, dated as of March 12, 2015, between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on March 12, 2015, File No. 1-4928). | | X | | | | | | |
| 4.4.17 | Ninety-seventh Supplemental Indenture, dated as of March 11, 2016 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on March 11, 2016, File No. 1-4928). | | X | | | | | | |
| 4.4.18 | Ninety-eighth Supplemental Indenture, dated as of November 17, 2016 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC's Current Report on Form 8-K filed on November 17, 2016, File No. 1-4928). | | X | | | | | | |
| 4.4.19 | Ninety-ninth Supplemental Indenture, dated as of November 14, 2017 (incorporated by reference to Exhibit 4.1 to Duke Energy Carolinas, LLC Current Report on Form 8-K filed on November 14, 2017, File No. 1-4928). | | X | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.4.20 | One Hundredth Supplemental Indenture, dated as of March 1, 2018 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 1, 2018, File No. 1-4928). | | X | | | | | | |
| 4.4.21 | One-hundred and second Supplemental Indenture, dated as of August 14, 2019 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 14, 2019, File No. 1-4928). | | X | | | | | | |
| 4.4.22 | One-hundred and third Supplemental Indenture, dated as of January 8, 2020 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on January 8, 2020, File No. 1-4928). | | X | | | | | | |
| 4.4.23 | One-hundred and fourth Supplemental Indenture, dated as of January 8, 2020 (incorporated by reference to Exhibit 4.3 to registrant's Current Report on Form 8-K filed on January 8, 2020, File No. 1-4928). | | X | | | | | | |
| 4.4.24 | One-hundred and fifth Supplemental Indenture, dated as of April 1, 2021 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on April 1, 2021, File No. 1-4928). | | X | | | | | | |
| 4.4.25 | One-hundred and sixth Supplemental Indenture, dated as of March 4, 2022 between the registrant and The Bank of New York Mellon Trust Company, N.A., as Trustee, and forms of global bonds representing the First and Refunding Mortgage Bonds, 2.85% Series due 2032 and First and Refunding Mortgage Bonds, 3.55% Series due 2052 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 4, 2022, File No. 1-32853). | | X | | | | | | |
| 4.4.26 | One-hundred and seventh Supplemental Indenture, dated as of January 6, 2023, between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on January 6, 2023, File No. 1-04928). | | X | | | | | | |
| 4.4.27 | One-hundred and eighth Supplemental Indenture, dated as of June 15, 2023, between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on June 15, 2023, File No. 1-04928). | | X | | | | | | |
| 4.4.28 | One-hundred and ninth Supplemental Indenture, dated as of June 15, 2023, between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to registrant's Current Report on Form 8-K filed on June 15, 2023, File No. 1-04928). | | X | | | | | | |
| 4.4.29 | One-hundred and tenth Supplemental Indenture, dated as of January 5, 2024, between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K, filed on January 5, 2024, File No. 1-04928). | | X | | | | | | |
| 4.4.30 | One-hundred and eleventh Supplemental Indenture, dated as of January 5, 2024, between Duke Energy Carolinas, LLC and The Bank of New York Mellon Trust Company, N.A., as Trustee, and a form of global bonds representing the First and Refunding Mortgage Bonds, 4.85% Series due 2034 (incorporated by reference to Exhibit 4.3 to registrant's Current Report on Form 8-K, filed on January 5, 2024, File No. 1-04928). | | X | | | | | | |
| 4.5 | Mortgage and Deed of Trust between Duke Energy Progress, Inc. (formerly Carolina Power & Light Company) and The Bank of New York Mellon (formerly Irving Trust Company) and Frederick G. Herbst (Tina D. Gonzalez, successor), as Trustees, dated as of May 1, 1940. | | | | X | | | | |
| 4.5.1 | First through Fifth Supplemental Indentures thereto (incorporated by reference to Exhibit 2(b), File No. 2-64189). | | | | X | | | | |
| 4.5.2 | Sixth Supplemental Indenture dated April 1, 1960 (incorporated by reference to Exhibit 2(b)-5, File No. 2-16210). | | | | X | | | | |
| 4.5.3 | Seventh Supplemental Indenture dated November 1, 1961 (incorporated by reference to Exhibit 2(b)-6, File No. 2-16210). | | | | X | | | | |
| 4.5.4 | Eighth Supplemental Indenture dated July 1, 1964 (incorporated by reference to Exhibit 4(b)-8, File No. 2-19118). | | | | X | | | | |
| 4.5.5 | Ninth Supplemental Indenture dated April 1, 1966 (incorporated by reference to Exhibit 4(b)-2, File No. 2-22439). | | | | X | | | | |
| 4.5.6 | Tenth Supplemental Indenture dated October 1, 1967 (incorporated by reference to Exhibit 4(b)-2, File No. 2-24624). | | | | X | | | | |
| 4.5.7 | Eleventh Supplemental Indenture dated October 1, 1968 (incorporated by reference to Exhibit 2(c), File No. 2-27297). | | | | X | | | | |
| 4.5.8 | Twelfth Supplemental Indenture dated January 1, 1970 (incorporated by reference to Exhibit 2(c), File No. 2-30172). | | | | X | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.5.9 | Thirteenth Supplemental Indenture dated August 1, 1970 (incorporated by reference to Exhibit 2(c), File No. 2-35694). | | | | X | | | | |
| 4.5.10 | Fourteenth Supplemental Indenture dated January 1, 1971 (incorporated by reference to Exhibit 2(c), File No. 2-37505). | | | | X | | | | |
| 4.5.11 | Fifteenth Supplemental Indenture dated October 1, 1971 (incorporated by reference to Exhibit 2(c), File No. 2-39002). | | | | X | | | | |
| 4.5.12 | Sixteenth Supplemental Indenture dated May 1, 1972 (incorporated by reference to Exhibit 2(c), File No. 2-41738). | | | | X | | | | |
| 4.5.13 | Seventeenth Supplemental Indenture dated November 1, 1973 (incorporated by reference to Exhibit 2(c), File No. 2-43439). | | | | X | | | | |
| 4.5.14 | Eighteenth Supplemental Indenture dated (incorporated by reference to Exhibit 2(c), File No. 2-47751). | | | | X | | | | |
| 4.5.15 | Nineteenth Supplemental Indenture dated May 1, 1974 (incorporated by reference to Exhibit 2(c), File No. 2-49347). | | | | X | | | | |
| 4.5.16 | Twentieth Supplemental Indenture dated December 1, 1974 (incorporated by reference to Exhibit 2(c), File No. 2-53113). | | | | X | | | | |
| 4.5.17 | Twenty-first Supplemental Indenture dated April 15, 1975 (incorporated by reference to Exhibit 2(d), File No. 2-53113). | | | | X | | | | |
| 4.5.18 | Twenty-second Supplemental Indenture dated October 1, 1977 (incorporated by reference to Exhibit 2(c), File No. 2-59511). | | | | X | | | | |
| 4.5.19 | Twenty-third Supplemental Indenture dated June 1, 1978 (incorporated by reference to Exhibit 2(c), File No. 2-61611). | | | | X | | | | |
| 4.5.20 | Twenty-fourth Supplemental Indenture dated May 15, 1979 (incorporated by reference to Exhibit 2(d), File No. 2-64189). | | | | X | | | | |
| 4.5.21 | Twenty-fifth Supplemental Indenture dated November 1, 1979 (incorporated by reference to Exhibit 2(c), File No. 2-65514). | | | | X | | | | |
| 4.5.22 | Twenty-sixth Supplemental Indenture dated November 1, 1979 (incorporated by reference to Exhibit 2(c), File No. 2-66851). | | | | X | | | | |
| 4.5.23 | Twenty-seventh Supplemental Indenture dated April 1, 1980 (incorporated by reference to Exhibit 2(d), File No. 2-66851). | | | | X | | | | |
| 4.5.24 | Twenty-eighth Supplemental Indenture dated October 1, 1980 (incorporated by reference to Exhibit 4(b)-1, File No. 2-81299). | | | | X | | | | |
| 4.5.25 | Twenty-ninth Supplemental Indenture dated October 1, 1980 (incorporated by reference to Exhibit 4(b)-2, File No. 2-81299). | | | | X | | | | |
| 4.5.26 | Thirtieth Supplemental Indenture dated December 1, 1982 (incorporated by reference to Exhibit 4(b)- 3, File No. 2-81299). | | | | X | | | | |
| 4.5.27 | Thirty-first Supplemental Indenture dated March 15, 1983 (incorporated by reference to Exhibit 4(c)-1, File No. 2-95505). | | | | X | | | | |
| 4.5.28 | Thirty-second Supplemental Indenture dated March 15, 1983 (incorporated by reference to Exhibit 4(c)-2, File No. 2-95505). | | | | X | | | | |
| 4.5.29 | Thirty-third Supplemental Indenture dated December 1, 1983 (incorporated by reference to Exhibit 4(c)-3, File No. 2-95505). | | | | X | | | | |
| 4.5.30 | Thirty-fourth Supplemental Indenture dated December 15, 1983 (incorporated by reference to Exhibit 4(c)-4, File No. 2-95505). | | | | X | | | | |
| 4.5.31 | Thirty-fifth Supplemental Indenture dated April 1, 1984 (incorporated by reference to Exhibit 4(c)-5, File No. 2-95505). | | | | X | | | | |
| 4.5.32 | Thirty-sixth Supplemental Indenture dated June 1, 1984 (incorporated by reference to Exhibit 4(c)-6, File No. 2-95505). | | | | X | | | | |
| 4.5.33 | Thirty-seventh Supplemental Indenture dated June 1, 1984 (incorporated by reference to Exhibit 4(c)-7, File No. 2-95505). | | | | X | | | | |
| 4.5.34 | Thirty-eighth Supplemental Indenture dated June 1, 1984 (incorporated by reference to Exhibit 4(c)- 8, File No. 2-95505). | | | | X | | | | |
| 4.5.35 | Thirty-ninth Supplemental Indenture dated April 1, 1985 (incorporated by reference to Exhibit 4(b), File No. 33-25560). | | | | X | | | | |
| 4.5.36 | Fortieth Supplemental Indenture dated October 1, 1985 (incorporated by reference to Exhibit 4(c), File No. 33-25560). | | | | X | | | | |
| 4.5.37 | Forty-first Supplemental Indenture dated March 1, 1986 (incorporated by reference to Exhibit 4(d), File No. 33-25560). | | | | X | | | | |
| 4.5.38 | Forty-second Supplemental Indenture dated July 1, 1986 (incorporated by reference to Exhibit 4(e), File No. 33-25560). | | | | X | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.5.39 | Forty-third Supplemental Indenture dated January 1, 1987 (incorporated by reference to Exhibit 4(f), File No. 33-25560). | | | | X | | | | |
| 4.5.40 | Forty-fourth Supplemental Indenture dated December 1, 1987 (incorporated by reference to Exhibit 4(g), File No. 33-25560). | | | | X | | | | |
| 4.5.41 | Forty-fifth Supplemental Indenture dated September 1, 1988 (incorporated by reference to Exhibit 4(h), File No. 33-25560). | | | | X | | | | |
| 4.5.42 | Forty-sixth Supplemental Indenture dated April 1, 1989 (incorporated by reference to Exhibit 4(b), File No. 33-33431). | | | | X | | | | |
| 4.5.43 | Forty-seventh Supplemental Indenture dated August 1, 1989 (incorporated by reference to Exhibit 4(c), File No. 33-33431). | | | | X | | | | |
| 4.5.44 | Forty-eighth Supplemental Indenture dated November 15, 1990 (incorporated by reference to Exhibit 4(b), File No. 33-38298). | | | | X | | | | |
| 4.5.45 | Forty-ninth Supplemental Indenture dated November 15, 1990 (incorporated by reference to Exhibit 4(c), File No. 33-38298). | | | | X | | | | |
| 4.5.46 | Fiftieth Supplemental Indenture dated February 15, 1991 (incorporated by reference to Exhibit 4(h), File No. 33-42869). | | | | X | | | | |
| 4.5.47 | Fifty-first Supplemental Indenture dated April 1, 1991 (incorporated by reference to Exhibit 4(i), File No. 33-42869). | | | | X | | | | |
| 4.5.48 | Fifty-second Supplemental Indenture dated September 15, 1991(incorporated by reference to Exhibit 4(e), File No. 33-48607). | | | | X | | | | |
| 4.5.49 | Fifty-third Supplemental Indenture dated January 1, 1992 (incorporated by reference to Exhibit 4(f), File No. 33-48607). | | | | X | | | | |
| 4.5.50 | Fifty-fourth Supplemental Indenture dated April 15, 1992 (incorporated by reference to Exhibit 4(g), File No. 33-48607). | | | | X | | | | |
| 4.5.51 | Fifty-fifth Supplemental Indenture dated July 1, 1992 (incorporated by reference to Exhibit 4(e), File No. 33-55060). | | | | X | | | | |
| 4.5.52 | Fifty-sixth Supplemental Indenture dated October 1, 1992 (incorporated by reference to Exhibit 4(f), File No. 33-55060). | | | | X | | | | |
| 4.5.53 | Fifty-seventh Supplemental Indenture dated February 1, 1993 (incorporated by reference to Exhibit 4(e), File No. 33-60014). | | | | X | | | | |
| 4.5.54 | Fifty-eighth Supplemental Indenture dated March 1, 1993 (incorporated by reference to Exhibit 4(f), File No. 33-60014). | | | | X | | | | |
| 4.5.55 | Fifty-ninth Supplemental Indenture dated July 1, 1993 (incorporated by reference to Exhibit 4(a) to Post-Effective Amendment No. 1, File No. 33-38349). | | | | X | | | | |
| 4.5.56 | Sixtieth Supplemental Indenture dated July 1, 1993 (incorporated by reference to Exhibit 4(b) to Post-Effective Amendment No. 1, File No. 33-38349). | | | | X | | | | |
| 4.5.57 | Sixty-first Supplemental Indenture dated August 15, 1993 (incorporated by reference to Exhibit 4(e), File No. 33-50597). | | | | X | | | | |
| 4.5.58 | Sixty-second Supplemental Indenture dated January 15, 1994 (incorporated by reference to Exhibit 4 to Duke Energy Progress' Current Report on Form 8-K dated January 19, 1994, File No. 1-3382). | | | | X | | | | |
| 4.5.59 | Sixty-third Supplemental Indenture dated May 1, 1994 (incorporated by reference to Exhibit 4(f) to Duke Energy Progress' Registration Statement on Form S-3, File No. 033-57835). | | | | X | | | | |
| 4.5.60 | Sixty-fourth Supplemental Indenture dated August 15, 1997 (incorporated by reference to Exhibit to Duke Energy Progress' Current Report on Form 8-K dated August 26, 1997, File No. 1-3382). | | | | X | | | | |
| 4.5.61 | Sixty-fifth Supplemental Indenture dated April 1, 1998 (incorporated by reference to Exhibit 4(b) to Duke Energy Progress' Registration Statement on Form S-3 filed December 18, 1998, File No. 333-69237). | | | | X | | | | |
| 4.5.62 | Sixty-sixth Supplemental Indenture dated March 1, 1999 (incorporated by reference to Exhibit 4(c) to Duke Energy Progress' Current Report on Form 8-K filed on March 19, 1999, File No. 1-3382). | | | | X | | | | |
| 4.5.63 | Form of Carolina Power & Light Company First Mortgage Bond, 6.80% Series Due August 15, 2007 (incorporated by reference to Exhibit 4 to Duke Energy Progress' Quarterly Report on Form 10-Q for the period ended September 30, 1998, File No. 1-3382). | | | | X | | | | |
| 4.5.64 | Sixty-eighth Supplemental Indenture dated April 1, 2000 (incorporated by reference to Exhibit No. 4(b) to Duke Energy Progress' Current Report on Form 8-K filed on April 20, 2000, File No. 1-3382). | | | | X | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.5.65 | Sixty-ninth Supplemental Indenture dated June 1, 2000 (incorporated by reference to Exhibit No. 4b(2) to Duke Energy Progress' Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 29, 2001, File No. 1-3382). | | | | X | | | | |
| 4.5.66 | Seventieth Supplemental Indenture dated July 1, 2000 (incorporated by reference to Exhibit 4b(3) to Duke Energy Progress' Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 29, 2001, File No. 1-3382). | | | | X | | | | |
| 4.5.67 | Seventy-first Supplemental Indenture dated February 1, 2002 (incorporated by reference to Exhibit 4b(2) to Duke Energy Progress' Annual Report on Form 10-K for the year ended December 31, 2001, filed on March 28, 2002, File No. 1-3382 and 1-15929). | | | | X | | | | |
| 4.5.68 | Seventy-second Supplemental Indenture, dated as of September 1, 2003 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on September 12, 2003, File No. 1-3382). | | | | X | | | | |
| 4.5.69 | Seventy-third Supplemental Indenture, dated as of March 1, 2005 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on March 22, 2005, File No. 1-3382). | | | | X | | | | |
| 4.5.70 | Seventy-fourth Supplemental Indenture, dated as of November 1, 2005 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on November 30, 2005, File No. 1-3382). | | | | X | | | | |
| 4.5.71 | Seventy-fifth Supplemental Indenture, dated as of March 1, 2008 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on March 13, 2008, File No. 1-3382). | | | | X | | | | |
| 4.5.72 | Seventy-sixth Supplemental Indenture, dated as of January 1, 2009 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on January 15, 2009, File No. 1-3382). | | | | X | | | | |
| 4.5.73 | Seventy-seventh Supplemental Indenture, dated as of June 18, 2009 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on June 23, 2009, File No. 1-3382). | | | | X | | | | |
| 4.5.74 | Seventy-eighth Supplemental Indenture, dated as of September 1, 2011 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on September 15, 2011, File No. 1-3382). | | | | X | | | | |
| 4.5.75 | Seventy-ninth Supplemental Indenture, dated as of May 1, 2012 (incorporated by reference to Exhibit 4 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on May 18, 2012, File No. 1-3382). | | | | X | | | | |
| 4.5.76 | Eightieth Supplemental Indenture, dated as of March 1, 2013 (incorporated by reference to Exhibit 4.1 to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Current Report on Form 8-K filed on March 12, 2013, File No. 1-3382). | | | | X | | | | |
| 4.5.77 | Eighty-second Supplemental Indenture, dated as of March 1, 2014, between Duke Energy Progress, Inc. and The Bank of New York Mellon (formerly Irving Trust Company) and Tina D. Gonzalez (successor to Frederick G. Herbst) and forms of global notes (incorporated by reference to Exhibit 4.1 to Duke Energy Progress, Inc.'s Current Report on Form 8-K filed on March 6, 2014, File No. 1-3382). | | | | X | | | | |
| 4.5.78 | Eighty-third Supplemental Indenture, dated as of November 1, 2014, between Duke Energy Progress, Inc. and The Bank of New York Mellon (formerly Irving Trust Company) and Tina D. Gonzalez (successor to Frederick G. Herbst) and forms of global notes (incorporated by reference to Exhibit 4.1 to Duke Energy Progress, Inc.'s Current Report on Form 8-K filed on November 20, 2014, File No. 1-3382). | | | | X | | | | |
| 4.5.79 | Eighty-fifth Supplemental Indenture, dated as of August 1, 2015 (incorporated by reference to Exhibit 4.1 to Duke Energy Progress, LLC's Current Report on Form 8-K filed on August 13, 2015, File No. 1-3382). | | | | X | | | | |
| 4.5.80 | Eighty-sixth Supplemental Indenture, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 16, 2016, File No. 1-3382). | | | | X | | | | |
| 4.5.81 | Eighty-seventh Supplemental Indenture, dated as of September 1, 2017 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 8, 2017, File No. 1-3382). | | | | X | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.5.82 | Eighty-ninth Supplemental Indenture (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 7, 2019, File no. 1-3382). | | | | X | | | | |
| 4.5.83 | Ninetieth Supplemental Indenture, dated as of August 1, 2020 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 20, 2020, File No. 1-3382). | | | | X | | | | |
| 4.5.84 | Ninety-first Supplemental Indenture, dated as of August 1, 2021 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 12, 2021, File No. 1-3382). | | | | X | | | | |
| 4.5.85 | Ninety-second Supplemental Indenture, dated as of March 1, 2022 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 17, 2022, File No. 1-3382). | | | | X | | | | |
| 4.5.86 | Ninety-fourth Supplemental Indenture, dated as of March 1, 2023 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 9, 2023, File No. 1-3382). | | | | X | | | | |
| 4.5.87 | Ninety-fifth Supplemental Indenture, dated as of March 1, 2024 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 14, 2024, File No. 1-3382). | | | | X | | | | |
| 4.5.88 | First Supplemental Indenture, dated as of August 1, 2020 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on August 20, 2020, File No. 1-3382). | | | | X | | | | |
| 4.6 | Indenture (for Debt Securities) between Duke Energy Progress, Inc. (formerly Carolina Power & Light Company) and The Bank of New York Mellon (successor in interest to The Chase Manhattan Bank), as Trustee (incorporated by reference to Exhibit 4(a) to registrant's Current Report on Form 8-K filed on November 5, 1999, File No. 1-3382). | | | | X | | | | |
| 4.7 | Indenture (for [Subordinated] Debt Securities) (open ended) (incorporated by reference to Exhibit 4(a)(2) to Duke Energy Progress, Inc.'s (formerly Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.)) Registration Statement on Form S-3 filed on November 18, 2008, File No. 333-155418). | | | | X | | | | |
| 4.8 | Indenture (for First Mortgage Bonds) between Duke Energy Florida, Inc. (formerly Florida Power Corporation) and The Bank of New York Mellon (as successor to Guaranty Trust Company of New York and The Florida National Bank of Jacksonville), as Trustee, dated as of January 1, 1944, (incorporated by reference to Exhibit B-18 to registrant's Form A-2, File No. 2-5293). | | | | | X | | | |
| 4.8.1 | Seventh Supplemental Indenture (incorporated by reference to Exhibit 4(b) to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation) Registration Statement on Form S-3 filed on September 27, 1991, File No. 33-16788). | | | | | X | | | |
| 4.8.2 | Eighth Supplemental Indenture (incorporated by reference to Exhibit 4(c) to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation) Registration Statement on Form S-3 filed on September 27, 1991, File No. 33-16788). | | | | | X | | | |
| 4.8.3 | Sixteenth Supplemental Indenture (incorporated by reference to Exhibit 4(d) to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation) Registration Statement on Form S-3 filed on September 27, 1991, File No. 33-16788). | | | | | X | | | |
| 4.8.4 | Twenty-ninth Supplemental Indenture (incorporated by reference to Exhibit 4(c) to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation) Registration Statement on Form S-3 filed on September 17, 1982, File No. 2-79832). | | | | | X | | | |
| 4.8.5 | Thirty-eighth Supplemental Indenture, dated as of July 25, 1994 (incorporated by reference to exhibit 4(f) to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation) Registration Statement on Form S-3 filed on August 29, 1994, File No. 33-55273). | | | | | X | | | |
| 4.8.6 | Forty-first Supplemental Indenture, dated as of February 1, 2003 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Duke Energy Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on February 21, 2003, File No. 1-3274). | | | | | X | | | |
| 4.8.7 | Forty-second Supplemental Indenture, dated as of April 1, 2003 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 11, 2003, File No. 1-3274). | | | | | X | | | |
| 4.8.8 | Forty-third Supplemental Indenture, dated as of November 1, 2003 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on November 21, 2003, File No. 1-3274). | | | | | X | | | |
| 4.8.9 | Forty-fourth Supplemental Indenture, dated as of August 1, 2004 (incorporated by reference to Exhibit 4(m) to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 16, 2005, File No. 1-3274). | | | | | X | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.8.10 | Forty-sixth Supplemental Indenture, dated as of September 1, 2007 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on September 19, 2007, File No. 1-3274). | | | | | X | | | |
| 4.8.11 | Forty-seventh Supplemental Indenture, dated as of December 1, 2007 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on December 13, 2007, File No. 1-3274). | | | | | X | | | |
| 4.8.12 | Forty-eighth Supplemental Indenture, dated as of June 1, 2008 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on June 18, 2008, File No. 1-3274). | | | | | X | | | |
| 4.8.13 | Forty-ninth Supplemental Indenture, dated as of March 1, 2010 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on March 25, 2010, File No. 1-3274). | | | | | X | | | |
| 4.8.14 | Fiftieth Supplemental Indenture, dated as of August 11, 2011 (incorporated by reference to Exhibit 4 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on August 18, 2011, File No. 1-3274). | | | | | X | | | |
| 4.8.15 | Fifty-first Supplemental Indenture, dated as of November 1, 2012 (incorporated by reference to Exhibit 4.1 to Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Current Report on Form 8-K filed on November 20, 2012, File No. 1-3274). | | | | | X | | | |
| 4.8.16 | Fifty-third Supplemental Indenture, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 9, 2016, File No. 1-03274). | | | | | X | | | |
| 4.8.17 | Fifty-fifth Supplemental Indenture, dated as of June 1, 2018 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on June 21, 2018, File No. 1-3274). | | | | | X | | | |
| 4.8.18 | Fifty-sixth Supplemental Indenture, dated as of November 1, 2019 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on November 26, 2019, File No. 1-3274). | | | | | X | | | |
| 4.8.19 | Fifty-seventh Supplemental Indenture, dated as of June 1, 2020 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on June 11, 2020, File No. 1-3274). | | | | | X | | | |
| 4.8.20 | Fifty-eighth Supplemental Indenture, dated as of November 1, 2021 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on December 2, 2021, File No. 1-3274). | | | | | X | | | |
| 4.8.21 | Fifty-ninth Supplemental Indenture, dated as of November 1, 2022 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on November 10, 2022, File No. 1-3274). | | | | | X | | | |
| 4.8.22 | Sixtieth Supplemental Indenture, dated as of September 1, 2023, between Duke Energy Florida, LLC and The Bank of New York Mellon, as successor Trustee and Calculation Agent (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 29, 2023, File No. 1-3274). | | | | | X | | | |
| 4.8.23 | Sixty-first Supplemental Indenture, dated as of November 1, 2023, between Duke Energy Florida, LLC and The Bank of New York Mellon, as successor Trustee (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on November 9, 2023, File No. 1-3274). | | | | | X | | | |
| 4.8.24 | Sixty-second Supplemental Indenture, dated as of April 1, 2024, between Duke Energy Florida, LLC and The Bank of New York Mellon, as successor Trustee and Calculation Agent (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on April 5, 2024, File No. 1-3274). | | | | | X | | | |
| 4.9 | Indenture (for Debt Securities) between Duke Energy Florida, Inc. (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) and The Bank of New York Mellon Trust Company, National Association (successor in interest to J.P. Morgan Trust Company, National Association), as Trustee, dated as of December 7, 2005 (incorporated by reference to Exhibit 4(a) to registrant's Current Report on Form 8-K filed on December 13, 2005, File No. 1-3274). | | | | | X | | | |
| 4.9.1 | First Supplemental Indenture, dated as of December 12, 2017 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on December 12, 2017, File No. 1-03274). | | | | | X | | | |
| 4.9.2 | Second Supplemental Indenture, dated as of November 26, 2019 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on November 26, 2019, File No. 1-3274). | | | | | X | | | |

PART IV

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.10 | Indenture (for [Subordinated] Debt Securities) (open ended) (incorporated by reference to Exhibit 4(a)(2) Duke Energy Florida, Inc.'s (formerly Florida Power Corporation (d/b/a Progress Energy Florida, Inc.)) Registration Statement on Form S-3 filed on November 18, 2008, File No. 333-155418). | | | | | X | | | |
| 4.11 | Original Indenture (Unsecured Debt Securities) between Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee, dated as of May 15, 1995 (incorporated by reference to Exhibit 3 to registrant's Form 8-A filed on July 27, 1995, File No. 1-1232). | | | | | | X | | |
| 4.11.1 | First Supplemental Indenture, dated as of June 1, 1995 (incorporated by reference to Exhibit 4 B to Duke Energy Ohio, Inc.'s (formerly The Cincinnati Gas & Electric Company) Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, filed on August 11, 1995, File No. 1-1232). | | | | | | X | | |
| 4.11.2 | Seventh Supplemental Indenture, dated as of June 15, 2003 (incorporated by reference to Exhibit 4.1 to Duke Energy Ohio, Inc.'s (formerly The Cincinnati Gas & Electric Company) Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, filed on August 13, 2003, File No. 1-1232). | | | | | | X | | |
| 4.12 | Original Indenture (First Mortgage Bonds) between Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee, dated as of August 1, 1936 (incorporated by reference to an exhibit to registrant's Registration Statement No. 2-2374). | | | | | | X | | |
| 4.12.1 | Fortieth Supplemental Indenture, dated as of March 23, 2009 (incorporated by reference to Exhibit 4.1 to Duke Energy Ohio, Inc.'s (formerly The Cincinnati Gas & Electric Company) Current Report on Form 8-K filed on March 24, 2009, File No. 1-1232). | | | | | | X | | |
| 4.12.2 | Forty-second Supplemental Indenture, dated as of September 6, 2013 (incorporated by reference to Exhibit 4.1 to Duke Energy Ohio, Inc.'s (formerly The Cincinnati Gas & Electric Company) Current Report on Form 8-K filed on September 6, 2013, File No. 1-1232). | | | | | | X | | |
| 4.12.3 | Forty-fourth Supplemental Indenture, dated as of June 23, 2016 (incorporated by reference to Exhibit 4.1 registrant's Current Report on Form 8-K filed on June 23, 2016, File No. 1-1232). | | | | | | X | | |
| 4.12.4 | Forty-fifth Supplemental Indenture, dated as of March 27, 2017 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 27,2017, File No. 1-01232). | | | | | | X | | |
| 4.12.5 | Forty-sixth Supplemental Indenture, dated as of January 8, 2019 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on January 8, 2019, File No. 1-1232). | | | | | | X | | |
| 4.12.6 | Forty-seventh Supplemental Indenture, dated as of May 21, 2020 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on May 21, 2020, File No. 1-1232). | | | | | | X | | |
| 4.12.7 | Forty-eighth Supplemental Indenture, dated as of March 22, 2023 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 22, 2023, File No. 1-1232). | | | | | | X | | |
| 4.12.8 | Forty-ninth Supplemental Indenture, dated as of March 14, 2024 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 14, 2024, File No. 1-1232). | | | | | | X | | |
| 4.13 | Indenture between Duke Energy Indiana, LLC (formerly PSI Energy, Inc.) and The Bank of New York Mellon Trust Company, N.A., as Successor Trustee, dated as of November 15, 1996 (incorporated by reference to Exhibit 4(v) to the Cinergy Corp. Form 10-K for the year ended December 31, 1996, filed on March 27, 1997, File No. 1-11377). | | | | | | | X | |
| 4.13.1 | Third Supplemental Indenture, dated as of March 15, 1998 (incorporated by reference to Exhibit 4-w to Cinergy Corp.'s Annual Report on Form 10-K for the year ended December 31, 1997, filed on March 27, 1998, File No. 1-11377). | | | | | | | X | |
| 4.13.2 | Eighth Supplemental Indenture, dated as of September 23, 2003 (incorporated by reference to Exhibit 4.2 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 13, 2003, File No. 1-3543). | | | | | | | X | |
| 4.133 | Ninth Supplemental Indenture, dated as of October 21, 2005 (incorporated by reference to Exhibit 4.7.3 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Registration Statement on Form S-3 filed on September 29, 2010, File No. 333-169633). | | | | | | | X | |
| 4.13.4 | Tenth Supplemental Indenture, dated as of June 9, 2006 (incorporated by reference to Exhibit 4.1 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Current Report on Form 8-K filed on June 15, 2006, File No. 1-3543). | | | | | | | X | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.14 | Original Indenture (First Mortgage Bonds) between Duke Energy Indiana, LLC (formerly PSI Energy, Inc.) and Deutsche Bank National Trust Company, as Successor Trustee, dated as of September 1, 1939, (filed as an exhibit in File No. 70-258). | | | | | | | X | |
| 4.14.1 | Tenth Supplemental Indenture, dated as of July 1, 1952, (filed as an exhibit in File No. 2-9687). | | | | | | | X | |
| 4.14.2 | Twenty-third Supplemental Indenture, dated as of January 1, 1977, (filed as an exhibit in File No. 2-57828). | | | | | | | X | |
| 4.14.3 | Twenty-fifth Supplemental Indenture, dated as of September 1, 1978, (filed as an exhibit in File No. 2-62543). | | | | | | | X | |
| 4.14.4 | Twenty-sixth Supplemental Indenture, dated as of September 1, 1978, (filed as an exhibit in File No. 2-62543). | | | | | | | X | |
| 4.14.5 | Thirtieth Supplemental Indenture, dated as of August 1, 1980, (filed as an exhibit in File No. 2-68562). | | | | | | | X | |
| 4.14.6 | Thirty-fifth Supplemental Indenture, dated as of March 30, 1984, (filed as an exhibit to registrant's Annual Report on Form 10-K for the year ended December 31, 1984, File No. 1-3543). | | | | | | | X | |
| 4.14.7 | Forty-sixth Supplemental Indenture, dated as of June 1, 1990, (filed as an exhibit to registrant's Annual Report on Form 10-K for the year ended December 31, 1991, File No. 1-3543). | | | | | | | X | |
| 4.14.8 | Forty-seventh Supplemental Indenture, dated as of July 15, 1991, (filed as an exhibit to registrant's Annual Report on Form 10-K for the year ended December 31, 1991, File No. 1-3543). | | | | | | | X | |
| 4.14.9 | Forty-eighth Supplemental Indenture, dated as of July 15, 1992, (filed as an exhibit to registrant's Annual Report on Form 10-K for the year ended December 31, 1992, File No. 1-3543). | | | | | | | X | |
| 4.14.10 | Fifty-second Supplemental Indenture, dated as of April 30, 1999 (incorporated by reference to Exhibit 4 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 13, 1999, File No. 1-3543). | | | | | | | X | |
| 4.14.11 | Fifty-seventh Supplemental Indenture, dated as of August 21, 2008 (incorporated by reference to Exhibit 4.1 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Current Report Form 8-K filed on August 21, 2008, File No. 1-3543). | | | | | | | X | |
| 4.14.12 | Fifty-eighth Supplemental Indenture, dated as of December 19, 2008 (incorporated by reference to Exhibit 4.8.12 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Registration Statement on Form S-3 filed on September 29, 2010, File No. 333-169633-02). | | | | | | | X | |
| 4.14.13 | Fifty-ninth Supplemental Indenture, dated as of March 23, 2009 (incorporated by reference to Exhibit 4.1 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Current Report on Form 8-K filed on March 24, 2009, File No. 1-3543). | | | | | | | X | |
| 4.14.14 | Sixtieth Supplemental Indenture, dated as of June 1, 2009 (incorporated by reference to Exhibit 4.8.14 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Registration Statement on Form S-3 filed on September 29, 2010, File No. 333-169633-02). | | | | | | | X | |
| 4.14.15 | Sixty-first Supplemental Indenture, dated as of October 1, 2009 (incorporated by reference to Exhibit 4.8.15 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Registration Statement on Form S-3 filed on September 29, 2010, File No. 333-169633-02). | | | | | | | X | |
| 4.14.16 | Sixty-second Supplemental Indenture, dated as of July 9, 2010 (incorporated by reference to Exhibit 4.1 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Current Report on Form 8-K filed on July 9, 2010, File No. 1-3543). | | | | | | | X | |
| 4.14.17 | Sixty-third Supplemental Indenture, dated as of September 23, 2010 (incorporated by reference to Exhibit 4.8.17 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Registration Statement on Form S-3 filed on September 29, 2010, File No. 333-169633-02). | | | | | | | X | |
| 4.14.18 | Sixty-fourth Supplemental Indenture, dated as of December 1, 2011 (incorporated by reference to Exhibit 4(d)(2)(xviii) to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Registration Statement on Form S-3 filed on September 30, 2013, File No. 333-191462-03). | | | | | | | X | |
| 4.14.19 | Sixty-fifth Supplemental Indenture, dated as of March 15, 2012 (incorporated by reference to Exhibit 4.1 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Current Report on Form 8-K filed on March 15, 2012, File No. 1-3543). | | | | | | | X | |
| 4.14.20 | Sixty-sixth Supplemental Indenture, dated as of July 11, 2013 (incorporated by reference to Exhibit 4.1 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Current Report on Form 8-K filed on July 11, 2013, File No. 1-3543). | | | | | | | X | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.14.21 | Sixty-seventh Supplemental Indenture, dated as of January 1, 2016, between Duke Energy Indiana, Inc. and Deutsche Bank National Trust Company, as Trustee, supplementing and amending the Indenture of Mortgage or Deed of Trust, dated September 1, 1939, between Duke Energy Indiana, Inc. and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.2 to Duke Energy Indiana, LLC's (formerly PSI Energy, Inc.) Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed on May 5, 2016, File No. 1-3543). | | | | | | | X | |
| 4.14.22 | Sixty-eighth Supplemental Indenture, dated as of May 12, 2016 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on May 12, 2016, File No. 1-3543). | | | | | | | X | |
| 4.14.23 | Sixty-ninth Supplemental Indenture, dated as of September 27, 2019 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 27, 2019, File No. 1-3543). | | | | | | | X | |
| 4.14.24 | Seventieth Supplemental Indenture, dated as of March 12, 2020 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 12, 2020, File No. 1-3543). | | | | | | | X | |
| 4.14.25 | Seventy-first Supplemental Indenture, dated as of March 23, 2023 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 23, 2023, File No. 1-3543). | | | | | | | X | |
| 4.14.26 | Seventy-second Supplemental Indenture, dated as of March 1, 2024, between Duke Energy Indiana, LLC and Deutsche Bank National Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 1, 2024, File No. 1-3543). | | | | | | | X | |
| 4.15 | Repayment Agreement between Duke Energy Ohio, Inc. (formerly The Cincinnati Gas & Electric Company) and The Dayton Power and Light Company, dated as of December 23, 1992, (filed with registrant's Annual Report on Form 10-K for the year ended December 31, 1992, File No. 1-1232). | | | | | | X | | |
| 4.16 | Unsecured Promissory Note between Duke Energy Indiana, LLC (formerly PSI Energy, Inc.) and the Rural Utilities Service, dated as of October 14, 1998 (incorporated by reference to Exhibit 4 to registrant's Annual Report on Form 10-K for the year ended December 31, 1998, filed on March 8, 1999, File No. 1-3543). | | | | | | | X | |
| 4.17 | Indenture (for Debt Securities) dated as of February 15, 2001 between Progress Energy, Inc. and The Bank of New York Mellon Trust Company, National Association (successor in interest to Bank One Trust Company, N.A.), as Trustee (incorporated by reference to Exhibit 4(a) to Progress Energy, Inc.'s Current Report on Form 8-K filed on February 27, 2001, File No. 1-15929). | | | | X | | | | |
| 4.18 | Form of 3.47% Series A Senior Notes due July 16, 2027 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 29, 2012, File No. 1-06196). | | | | | | | | X |
| 4.19 | Form of 3.57% Series B Senior Notes due July 16, 2027 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on March 29, 2012, File No. 1-06196). | | | | | | | | X |
| 4.20 | Form of 4.65% Senior Notes due 2043 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on August 1, 2013, File No. 1-06196). | | | | | | | | X |
| 4.21 | Form of 4.10% Senior Notes due 2034 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on September 18, 2014, File No. 1-06196). | | | | | | | | X |
| 4.22 | Form of 3.60% Senior Notes due 2025 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on September 14, 2015, File No. 1-06196). | | | | | | | | X |
| 4.23 | Form of 3.64% Senior Notes due 2046 (incorporated by reference to Exhibit 4.2 to registrant's Current Report on Form 8-K filed on July 28, 2016, File No. 1-06196). | | | | | | | | X |
| 4.24 | Indenture, dated as of April 1, 1993, between Piedmont and The Bank of New York Mellon Trust Company, N.A. (as successor to Citibank, N.A.), Trustee (incorporated by reference to Exhibit 4.1 to registrant's Registration Statement on Form S-3 filed on May 16, 1995, File No. 33-59369). | | | | | | | | X |
| 4.24.1 | Second Supplemental Indenture, dated as of June 15, 2003, between Piedmont and Citibank, N.A., Trustee (incorporated by reference to Exhibit 4.3 to registrant's Registration Statement on Form S-3 filed on June 19, 2003, File No. 333-106268). | | | | | | | | X |
| 4.24.2 | Fourth Supplemental Indenture, dated as of May 6, 2011, between Piedmont Natural Gas Company, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to registrant's Registration Statement on Form S-3-ASR filed on July 7, 2011, File No. 333-175386). | | | | | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 4.24.3 | Sixth Supplemental Indenture, dated September 18, 2014, between Piedmont Natural Gas Company, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 18, 2014, File No. 1-06196). | | | | | | | | X |
| 4.24.4 | Seventh Supplemental Indenture, dated September 14, 2015, between Piedmont Natural Gas Company, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on September 14, 2015, File No. 1-06196). | | | | | | | | X |
| 4.24.5 | Eighth Supplemental Indenture, dated July 28, 2016, between Piedmont Natural Gas Company, Inc. and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on July 28, 2016, File No. 1-06196). | | | | | | | | X |
| 4.24.6 | Ninth Supplemental Indenture, dated as of May 24, 2019 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on May 24, 2019, File No. 1-6196). | | | | | | | | X |
| 4.24.7 | Tenth Supplemental Indenture, dated as of May 21, 2020 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on May 21, 2020, File No. 1-6196). | | | | | | | | X |
| 4.24.8 | Eleventh Supplemental Indenture, dated as of March 11, 2021 (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on March 11, 2021, File No. 1-6196). | | | | | | | | X |
| 4.24.9 | Twelfth Supplemental Indenture dated as of May 13, 2022 between Piedmont Natural Gas Company, Inc. and The Bank of New York Mellon Trust Company, N.A., as successor to Citibank, N.A. (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on May 13, 2022, File No. 1-6196). | | | | | | | | X |
| 4.24.10 | Thirteenth Supplemental Indenture, dated as of June 8, 2023 between Piedmont Natural Gas Company, Inc. and The Bank of New York Mellon Trust Company, N.A., as successor to Citibank, N.A. (incorporated by reference to exhibit 4.1 to registrant's Current Report on Form 8-K filed on June 8, 2023, File No. 1-6196). | | | | | | | | X |
| 4.24.11 | Fourteenth Supplemental Indenture, dated as of August 14, 2024, between the registrant and The Bank of New York Mellon Trust Company, N.A., as successor to Citibank, N.A. (incorporated by reference to Exhibit 4.1 to registrant's Current Report on Form 8-K filed on August 14, 2024, File No. 1-6196). | | | | | | | | X |
| 4.25 | Medium-Term Note, Series A, dated as of October 6, 1993 (incorporated by reference to Exhibit 4.8 to registrant's Annual Report on Form 10-K for the year ended October 31, 1993, File No. 1-06196). | | | | | | | | X |
| 4.26 | Form of 6% Medium-Term Note, Series E, dated as of December 19, 2003 (incorporated by reference to Exhibit 99.2 to registrant's Current Report on Form 8-K filed on December 23, 2003, File No. 1-06196). | | | | | | | | X |
| 4.27 | Form of Master Global Note (incorporated by reference to Exhibit 4.4 to registrant's Registration Statement on Form S-3 filed on April 30, 1997, File No. 333-26161). | | | | | | | | X |
| 4.28 | Pricing Supplement of Medium-Term Notes, Series B, dated October 4, 1996 (incorporated by reference to Exhibit 4.11 to registrant's Annual Report on Form 10-K for the year ended October 31, 1996, File No. 1-06196). | | | | | | | | X |
| 4.29 | Agreement of Resignation, Appointment and Acceptance dated as of March 29, 2007, by and among Piedmont Natural Gas Company, Inc., Citibank, N.A., and The Bank of New York Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to registrant's Quarterly Report on Form 10-Q for the Quarter ended April 30, 2007, filed on June 8, 2007, File No. 1-06196). | | | | | | | | X |
| 4.30 | Term Loan Credit Agreement, dated as of March 26, 2024, by and among Duke Energy Corporation, as Borrower, the lenders party thereto and PNC Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.6 to registrant's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2024, filed on May 7, 2024, File No. 1-32853). | | X | | | | | | |
| 10.1 | Agreements with Piedmont Electric Membership Corporation, Rutherford Electric Membership Corporation and Blue Ridge Electric Membership Corporation (incorporated by reference to Exhibit 10.15 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2006, filed on August 9, 2006, File No. 1-32853). | | | X | | | | | |
| 10.2 | Asset Purchase Agreement between Saluda River Electric Cooperative, Inc., as Seller, and Duke Energy Carolinas, LLC, as Purchaser, dated as of December 20, 2006 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on December 27, 2006, File No. 1-4928). | | | X | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 10.3 | Settlement between Duke Energy Corporation, Duke Energy Carolinas, LLC and the U.S. Department of Justice resolving Duke Energy's used nuclear fuel litigation against the U.S. Department of Energy, dated as of March 6, 2007 (incorporated by reference to Item 8.01 to registrant's Current Report on Form 8-K filed on March 12, 2007, File No. 1-4928). | | X | | | | | | |
| 10.4 | Letter Agreement between Georgia Natural Gas Company and Piedmont Energy Company dated February 12, 2016 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on February 18, 2016, File No. 1-06196). | | | | | | | | X |
| 10.5 | Assignment of Membership Interests dated as of October 3, 2016 between Piedmont ACP Company, LLC and Dominion Atlantic Coast Pipeline, LLC, (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on October 7, 2016, File No. 1-06196). | | | | | | | | X |
| 10.6 | Agreements between Piedmont Electric Membership Corporation, Rutherford Electric Membership Corporation and Blue Ridge Electric Membership Corporation (incorporated by reference to Exhibit 10.15 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2006, filed on August 9, 2006, File No. 1-32853). | | | X | | | | | |
| 10.7 | Conveyance and Assignment Agreement, dated as of October 3, 2016, by and between Piedmont Energy Company and Georgia Natural Gas Company (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on October 3, 2016, File No. 1-06196). | | | | | | | | X |
| 10.8 | Engineering, Procurement and Construction Management Agreement between Duke Energy Indiana, LLC (formerly PSI Energy, Inc.) and Bechtel Power Corporation, dated as of December 15, 2008 (incorporated by reference to Exhibit 10.16 to registrant's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009, File No. 1-3543). (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.) | | | | | | | | X | |
| 10.9 | Formation and Sale Agreement between Duke Ventures, LLC, Crescent Resources, LLC, Morgan Stanley Real Estate Fund V U.S. L.P., Morgan Stanley Real Estate Fund V Special U.S., L.P., Morgan Stanley Real Estate Investors V U.S., L.P., MSP Real Estate Fund V, L.P., and Morgan Stanley Strategic Investments, Inc., dated as of September 7, 2006 (incorporated by reference to Exhibit 10.3 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed on November 9, 2006, File No. 1-32853). | | X | | | | | | |
| 10.10 | Operating Agreement of Pioneer Transmission, LLC (incorporated by reference to Exhibit 10.1 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed on November 7, 2008, File No. 1-32853). | | X | | | | | | |
| 10.11** | Amended and Restated Duke Energy Corporation Directors' Saving Plan, dated as of January 1, 2014 (incorporated by reference to Exhibit 10.32 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 28, 2014, File No. 1-32853). | | X | | | | | | |
| 10.12** | Amendment to Duke Energy Corporation Directors' Savings Plan, effective as of December 16, 2021 (incorporated by reference to Exhibit 10.12 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 24, 2022, File No. 1-32853). | | X | | | | | | |
| 10.13 | Engineering, Procurement and Construction Management Agreement between Duke Energy Indiana, LLC (formerly PSI Energy, Inc.) and Bechtel Power Corporation, dated as of December 15, 2008 (incorporated by reference to Item 1.01 to registrant's Current Report on Form 8-K filed on December 19, 2008, File Nos. 1-32853 and 1-3543). (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended). | | X | | | | | | X | |
| 10.14** | Duke Energy Corporation Executive Severance Plan (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on January 13, 2011, File No. 1-32853). | | X | | | | | | |
| 10.14.1** | Amendment to Duke Energy Corporation Executive Officer Severance Plan (incorporated by reference to Exhibit 10.2 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed on August 6, 2024, File No. 1-32853). | | X | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 10.15 | $6,000,000,000 Five-Year Credit Agreement between Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, LLC, Duke Energy Kentucky, Inc., Carolina Power and Light Company d/b/a Duke Energy Progress, Inc. and Florida Power Corporation, d/b/a Duke Energy Florida, Inc., as Borrowers, the lenders listed therein, Wells Fargo Bank, National Association, as Administrative Agent, Bank of America, N.A. and The Royal Bank of Scotland plc, as Co-Syndication Agents and Bank of China, New York Branch, Barclays Bank PLC, Citibank, N.A., Credit Suisse AG, Cayman Islands Branch, Industrial and Commercial Bank of China Limited, New York Branch, JPMorgan Chase Bank, N.A. and UBS Securities LLC, as Co-Documentation Agents, dated as of November 18, 2011 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on November 25, 2011, File Nos. 1-32853, 1-4928, 1-1232 and 1-3543). | X | X | | | | X | X | |
| 10.15.1 | Amendment No. 1 and Consent between Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, LLC, Duke Energy Kentucky, Inc., Duke Energy Progress, Inc., Duke Energy Florida, Inc., and Wells Fargo Bank, National Association, dated as of December 18, 2013 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on December 23, 2013, File Nos. 1-32853, 1-4928, 1-3382, 1-3274, 1-1232 and 1-3543). | X | X | | X | X | X | X | |
| 10.15.2 | Amendment No. 2 and Consent between Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, LLC, Duke Energy Kentucky, Inc., Duke Energy Progress, Inc., and Duke Energy Florida, Inc., the Lenders party hereto, the issuing Lenders party hereto, Wells Fargo Bank, National Association, as Administrative Agent and Swingline Lender, dated as of January 30, 2015 (incorporated by reference to Exhibit 10.1 of registrant's Current Report on Form 8-K filed on February 5, 2015, File Nos. 1-32853, 1-4928, 1-1232, 1-3543, 1-3382 and 1-3274). | X | X | | X | X | X | X | |
| 10.15.3 | Amendment No. 3 and Consent, dated as of March 16, 2017, among the registrants, the Lenders party thereto, the issuing Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Swingline Lender (incorporated by reference to Exhibit 10.1 to registrants' Current Report on Form 8-K filed on March 17, 2017, File Nos. 1-32853, 1-04928, 1-03382, 1-03274, 1-01232, 1-03543, 1-06196). | X | X | | X | X | X | X | X |
| 10.15.4 | Amendment No.4 and Consent, dated as of March 18, 2019, among Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, LLC, Duke Energy Kentucky, Inc., Duke Energy Progress, LLC, Duke Energy Florida, LLC, and Piedmont Natural Gas Company, Inc., the Lenders party thereto, the Issuing Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent and Swingline Lender (incorporated by reference to Exhibit 10.1 to registrants' Current Report on Form 8-K filed on March 21, 2019, File Nos. 1-32853. 1-4928, 1-3382, 1-3274, 1-1232, 1-3543, 1-6196). | X | X | | X | X | X | X | X |
| 10.15.5 | Amendment No. 5 and Consent, dated as of March 16, 2020, among registrants', the Lenders party thereto, the Issuing Lenders party thereto, and Wells Fargo Bank, N.A., as Administrative Agent, and Swingline Lender (incorporated by reference to Exhibit 10.1 to registrants' Current Report on Form 8-K filed on March 17, 2020, File Nos. 1-32853, 1-4928, 1-3382, 1-3274, 1-1232, 1-3543, 1-6196). | X | X | | X | X | X | X | X |
| 10.16** | Duke Energy Corporation 2015 Long-Term Incentive Plan (incorporated by reference to Appendix C to registrant's DEF 14A filed on March 26, 2015, File No. 1-32853). | X | | | | | | | |
| 10.16.1** | Amendment to Duke Energy Corporation 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.16.1 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2018, filed on February 28, 2019, File No. 1-32853). | X | | | | | | | |
| 10.17** | Duke Energy Corporation 2023 Long-Term Incentive Plan (incorporated by reference to Appendix C to registrant's DEF14A filed on March 23, 2023, File No.1-32853). | X | | | | | | | |
| 10.18** | Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed on May 9, 2017, File No. 1-32853). | X | | | | | | | |
| 10.19** | Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.24 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 21, 2018, File No. 1-32853). | X | | | | | | | |
| 10.20** | Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed on May 9, 2019, File No. 1-32853). | X | | | | | | | |
| 10.21** | Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.4 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 9, 2022, File No. 1-32853). | X | | | | | | | |
| 10.22** | Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.21 to registrant's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 27, 2023, File No. 1-32853). | X | | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 10.23** | Performance Share Award Agreement (incorporated by reference to Exhibit 10.2 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed on May 9, 2019, File No. 1-32853). | X | | | | | | | |
| 10.24** | Performance Share Award Agreement (incorporated by reference to Exhibit 10.4 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 12, 2020, File No. 1-32853). | X | | | | | | | |
| 10.25** | Performance Share Award Agreement (incorporated by reference to Exhibit 10.24 to registrant's Annual Report on Form 10-K for the year ended December 31, 2022, Filed on February 27, 2023, File No. 1-32853). | X | | | | | | | |
| 10.26 | Settlement Agreement between Duke Energy Corporation, the North Carolina Utilities Commission Staff and the North Carolina Public Staff, dated as of November 28, 2012 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on November 29, 2012, File No. 1-32853). | X | | | | | | | |
| 10.27 | Settlement Agreement between Duke Energy Corporation and the North Carolina Attorney General, dated as of December 3, 2012 (incorporated by reference Item 7.01 to registrant's Current Report on Form 8-K filed on December 3, 2012, File No. 1-32853). | X | | | | | | | |
| 10.28 | Settlement Agreement between Duke Energy Carolinas, LLC, Duke Energy Progress, LLC, and The North Carolina Department of Environmental Quality, dated as of December 31, 2019 (incorporated by reference to Exhibit 10.1 to registrants' Current Report on Form 8-K filed on January 2, 2020, File Nos. 1-4928, 1-3382). | | X | | X | | | | |
| 10.29 | Duke Energy Carolinas Summary of Partial Settlement in North Carolina Rate Case (incorporated by reference to Exhibit 99.1 to registrant's Current Report on Form 8-K filed on March 26, 2020, File Nos. 1-32853, 1-4928, 1-3382). | X | X | | X | | | | |
| 10.30 | Coal Combustion Residuals Settlement Agreement between registrants and the Public Staff-North Carolina Utilities Commission, the North Carolina Attorney General's Office, and the Sierra Club, dated as of January 22, 2021 (incorporated by reference to Exhibit 10.1 to registrants' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 10, 2021, File Nos. 1-32853, 1-4928, 1-3382). | X | X | | X | | | | |
| 10.31 | Investment Agreement by and among Cinergy Corp., Duke Energy Indiana HoldCo, LLC, Duke Energy Corporation, and Epson Investment PTE. LTD,. dated as of January 28, 2021 (incorporated by reference to Exhibit 10.2 to registrants' Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 10, 2021, File Nos. 1-32853, 1-3543). | X | | | | | | X | |
| 10.32 | Cooperation Agreement, dated as of November 13, 2021, by and among Duke Energy Corporation, Elliott Investment Management L.P., and Elliott International, L.P.(incorporated by reference to registrant's Current Report on Form 8-K filed on November 15, 2021, File No. 1-32853). | X | | | | | | | |
| 10.33** | Form of Change-in-Control Agreement (incorporated by reference to Exhibit 10.58 to registrant's Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 1, 2013, File No. 1-32853). | X | | | | | | | |
| 10.33.1** | Amendment to Duke Energy Corporation Form of Change-in-Control Agreement (incorporated by reference to Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed on August 6, 2024, File No. 1-32853). | X | | | | | | | |
| 10.33.2** | Amendment to Duke Energy Corporation Change-in-Control Agreement by and among Duke Energy Corporation and Harry K. Sideris (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on January 13, 2025, File No. 1-32853). | X | | | | | | | |
| 10.34** | Amended and Restated Duke Energy Corporation Executive Cash Balance Plan, dated as of January 1, 2014 (incorporated by reference to Exhibit 10.52 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 28, 2014, File No. 1-32852). | X | | | | | | | |
| 10.34.1** | Amended and Restated Duke Energy Corporation Executive Cash Balance Plan, dated as of September 30, 2020 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on September 25, 2020, File No. 1-32853). | X | | | | | | | |
| 10.35 | Purchase, Construction and Ownership Agreement, dated as of July 30, 1981, between Duke Energy Progress, Inc. (formerly Carolina Power & Light Company) and North Carolina Municipal Power Agency Number 3 and Exhibits, together with resolution, dated as of December 16, 1981, changing name to North Carolina Eastern Municipal Power Agency, amending letter, dated as of February 18, 1982, and amendment, dated as of February 24, 1982 (incorporated by reference to Exhibit 10(a) to registrant's File No. 33-25560). | | | | X | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 10.36 | Operating and Fuel Agreement, dated as of July 30, 1981, between Duke Energy Progress, Inc. (formerly Carolina Power & Light Company) and North Carolina Municipal Power Agency Number 3 and Exhibits, together with resolution, dated as of December 16, 1981, changing name to North Carolina Eastern Municipal Power Agency, amending letters, dated as of August 21, 1981, and December 15, 1981, and amendment, dated as of February 24, 1982 (incorporated by reference to Exhibit 10(b) to registrant's File No. 33-25560). | | | | X | | | | |
| 10.37 | Power Coordination Agreement, dated as of July 30, 1981, between Duke Energy Progress, Inc. (formerly Carolina Power & Light Company) and North Carolina Municipal Power Agency Number 3 and Exhibits, together with resolution, dated as of December 16, 1981, changing name to North Carolina Eastern Municipal Power Agency and amending letter, dated as of January 29, 1982 (incorporated by reference to Exhibit 10(c) to registrant's File No. 33-25560). | | | | X | | | | |
| 10.38 | Amendment, dated as of December 16, 1982, to Purchase, Construction and Ownership Agreement, dated as of July 30, 1981, between Duke Energy Progress, Inc. (formerly Carolina Power & Light Company) and North Carolina Eastern Municipal Power Agency (incorporated by reference to Exhibit 10(d) to registrant's File No. 33-25560). | | | | X | | | | |
| 10.39 | Precedent and Related Agreements between Duke Energy Florida, Inc. (formerly Florida Power Corporation d/b/a Progress Energy Florida, Inc. ("PEF")), Southern Natural Gas Company, Florida Gas Transmission Company ("FGT"), and BG LNG Services, LLC ("BG"), including: a) Precedent Agreement between Southern Natural Gas Company and PEF, dated as of December 2, 2004; b) Gas Sale and Purchase Contract between BG and PEF, dated as of December 1, 2004; c) Interim Firm Transportation Service Agreement by and between FGT and PEF, dated as of December 2, 2004; d) Letter Agreement between FGT and PEF, dated as of December 2, 2004, and Firm Transportation Service Agreement between FGT and PEF to be entered into upon satisfaction of certain conditions precedent; e) Discount Agreement between FGT and PEF, dated as of December 2, 2004; f) Amendment to Gas Sale and Purchase Contract between BG and PEF, dated as of January 28, 2005; and g) Letter Agreement between FGT and PEF, dated as of January 31, 2005 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K/A filed on March 15, 2005, File Nos. 1-15929 and 1-3274). (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.) | | | | X | | X | | |
| 10.40 | Engineering, Procurement and Construction Agreement between Duke Energy Florida, Inc. (formerly Florida Power Corporation d/b/a/ Progress Energy Florida, Inc.), as owner, and a consortium consisting of Westinghouse Electric Company LLC and Stone & Webster, Inc., as contractor, for a two-unit AP1000 Nuclear Power Plant, dated as of December 31, 2008 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on March 2, 2009, File Nos. 1-15929 and 1-3274). (Portions of the exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.) | | | | X | | X | | |
| 10.41** | Employment Agreement between Duke Energy Corporation and Lynn J. Good, dated as of June 17, 2013 (incorporated by reference to Exhibit 10.1 to Duke Energy Corporation's Current Report on Form 8-K filed on June 18, 2013, File No. 1-32853). | | X | | | | | | |
| 10.41.1** | Amendment to Employment Agreement between Duke Energy Corporation and Lynn J. Good, dated as of June 25, 2015 (incorporated by reference to Exhibit 10.1 to Duke Energy Corporation's Current Report on Form 8-K filed on June 29, 2015, File No. 1-32853). | | X | | | | | | |
| 10.42** | Amended and Restated Duke Energy Corporation Executive Short-Term Incentive Plan, effective February 23, 2022 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on February 24, 2022, File No. 1-32853). | | X | | | | | | |
| 10.43** | Duke Energy Corporation 2017 Director Compensation Program Summary (incorporated by reference to Exhibit 10.3 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 3, 2017, File No. 1-32853). | | X | | | | | | |
| 10.44** | Duke Energy Corporation 2022 Director Compensation Program Summary (incorporated by reference to Exhibit 10.5 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 9, 2022, File No. 1-32853). | | X | | | | | | |
| 10.45** | Duke Energy Corporation 2023 Director Compensation Program Summary (incorporated by reference to Exhibit 10.6 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed on May 9, 2023, File No. 1-32853). | | X | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 10.46** | Amended and Restated Duke Energy Corporation Executive Savings Plan, dated as of January 1, 2014 (incorporated by reference to Exhibit 10.82 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 28, 2014, File No. 1-32853). | X | | | | | | | |
| 10.46.1** | Amendment to Duke Energy Corporation Executive Savings Plan, dated as of January 1, 2014 (incorporated by reference to Exhibit 10.1 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed on November 3, 2017, File No. 1-32853). | X | | | | | | | |
| 10.46.2** | Amendment to Duke Energy Corporation Executive Savings Plan, dated as of October 1, 2020 (incorporated by reference to Exhibit 10.2 to Duke Energy Corporation's Current Report on Form 8-K filed on September 25, 2020, File No. 1-32853). | X | | | | | | | |
| 10.47** | Retention Award Agreement (incorporated by reference to Exhibit 10.42 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 24, 2022, File No. 1-32853). | X | | | | | | | |
| 10.48 | Agreement between Duke Energy SAM, LLC, Duke Energy Ohio, Inc., Duke Energy Commercial Enterprise, Inc. and Dynegy Resource I, LLC, dated as of August 21, 2014 (incorporated by reference to Exhibit 10.61 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 2, 2015, File No. 1-32853). | X | | | | | X | | |
| 10.49 | Asset Purchase Agreement between Duke Energy Progress, Inc. and North Carolina Eastern Municipal Power Agency, dated as of September 5, 2014 (incorporated by reference to Exhibit 10.62 to Duke Energy Corporation's Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 2, 2015, File No. 1-32853). | X | | | X | | | | |
| 10.50 | Accelerated Stock Repurchase Program executed by Goldman, Sachs & Co., and JPMorgan Chase Bank, N.A. on April 6, 2015, under an agreement with Duke Energy Corporation (incorporated by reference to Exhibit 10.1 to Duke Energy Corporation's Current Report on Form 8-K filed on April 6, 2015, File No. 1-32853). | X | | | | | | | |
| 10.51 | Plea Agreement between Duke Energy Corporation and the Court of the Eastern District of North Carolina in connection with the May 14, 2015, Dan River Grand Jury Settlement (incorporated by reference to Exhibit 10.3 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 7, 2015, File No. 1-32853). | X | | | | | | | |
| 10.52 | Plea Agreement between Duke Energy Corporation and the Court of the Eastern District of North Carolina in connection with the May 14, 2015, Dan River Grand Jury Settlement (incorporated by reference to Exhibit 10.4 to Duke Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed on August 7, 2015, File No. 1-32853). | X | | | | | | | |
| 10.53 | Purchase and Sale Agreement by and among Duke Energy International Group S.à.r.l., Duke Energy International Brazil Holdings S.à.r.l. and China Three Gorges (Luxembourg) Energy S.à.r.l., dated as of October 10, 2016 (incorporated by reference to Exhibit 2.1 to registrant's Current Report on Form 8-K filed on October 13, 2016, File No. 1-32853). | X | | | | | | | |
| 10.54 | Purchase and Sale Agreement by and among Duke Energy Brazil Holdings II, C.V., Duke Energy International Uruguay Investments SRL, Duke Energy International Group S.à.r.l., Duke Energy International España Holdings SL, Duke Energy International Investments No. 2 Ltd., ISQ Enerlam Aggregator, L.P., and Enerlam (UK) Holdings Ltd., dated as of October 10, 2016 (incorporated by reference to Exhibit 2.2. to registrant's Current Report on Form 8-K filed on October 13, 2016, File No. 1-32853). | X | | | | | | | |
| 10.55 | $1,000,000,000 Credit Agreement, dated as of June 14, 2017, among Duke Energy Corporation, the Lenders listed therein, The Bank of Nova Scotia, as Administrative Agent, PNC Bank, N.A., Sumitomo Mitsui Banking Corporation, and TD Bank, N.A., as Co-Syndication Agents, and Bank of China, New York Branch, BNP Paribas, Santander Bank, N.A. and U.S. Bank N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on June 14, 2017, File No. 1-32853). | X | | | | | | | |
| 10.56 | $1,000,000,000 Credit Agreement, dated as of May 15, 2019, among Duke Energy Corporation, the Lenders party thereto, The Bank of Nova Scotia, as Administrative Agent, PNC Bank, N.A., Sumitomo Mitsui Banking Corporation, and TD Bank, N.A., as Co-Syndication Agents, and Bank of China, New York Branch, BNP Paribas, Santander Bank, N.A., and U.S. Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on May 16, 2019, File No. 1-32853). | X | | | | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 10.56.1 | First Amendment to $1,000,000,000 Credit Agreement, dated as of May 15, 2019, among Duke Energy Corporation, the Lenders party therein, The Bank of Nova Scotia, as Administrative Agent, PNC Bank, N.A., Sumitomo Mitsui Banking Corporation, and TD Bank, N.A., as Co-Syndication Agents, and Bank of China, New York Branch, BNP Paribas, Santander Bank, N.A., and U.S. Bank, N.A., as Co-Documentation Agents (incorporated by reference to Exhibit 10.3 to registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 10, 2021, File No. 1-32853). | X | | | | | | | |
| 10.57 | Amended and Restated Credit Agreement, dated as of March 18, 2022, among Duke Energy Corporation, Duke Energy Carolinas, LLC, Duke Energy Ohio, Inc., Duke Energy Indiana, LLC, Duke Energy Kentucky, Inc., Duke Energy Progress, LLC, Duke Energy Florida, LLC, and Piedmont Natural Gas Company, Inc., the Lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent and Swingline Lender and Wells Fargo Securities, LLC, as Joint Lead Arranger, Joint Bookrunner and Sustainability Structuring Agent. that increases the amount of the credit facility from $8B to $9B (incorporated by reference to Exhibit 10.1 to registrants' Current Report on Form 8-K filed on March 21, 2022, File Nos. 1-32853, 1-4928, 1-3382, 1-3274, 1-1232, 1-3543, 1-6196). | X | X | | X | X | X | X | X |
| 10.57.1 | Amendment No. 1, dated as of March 17, 2023, to Amended and Restated Credit Agreement, dated as of March 18, 2022 (incorporated by reference to Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed on May 9, 2023, File Nos. 1-32853, 1-4928, 1-3382, 1-3274, 1-1232, 1-3543, 1-6196). | X | X | | X | X | X | X | X |
| 10.58 | $800 million Credit Agreement, dated as of October 21, 2022, among Duke Energy Florida, LLC, as Borrower, the lenders listed therein, Truist Bank, as Administrative Agent, Truist Securities, Inc., Mizuho Bank Ltd., and TD Bank, N.A., as Joint Lead Arrangers, and Truist Securities, Inc., as Sole Bookrunner (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on October 21, 2022, File No. 1-3274 | | | | | X | | | |
| 10.59 | $1.5 billion 364-Day Term Loan Credit Agreement, dated as of March 19, 2020, among the registrant, as Borrower, certain Lenders from time to time parties thereto, and PNC Bank, N.A., as Administrative Agent, and registrant's borrowing of the remaining $500 million under registrant's existing $1 billion revolving credit facility on March 17, 2020 (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on March 19, 2020, File No. 1-32853). | X | | | | | | | |
| 10.60 | Joinder Agreement, dated as of March 27, 2020, by and among, the registrant, each of the Incremental Lenders listed therein, and PNC Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 12, 2020, File No. 1-32853). | X | | | | | | | |
| 10.61 | $1,400,000,000 Term Loan Credit Facility, dated as of March 9, 2022, among the registrant, as Borrower, certain Lenders from time to time parties thereto, and The Bank of Nova Scotia as Administrative Agent and Coordinating Lead Arranger (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on March 22, 2022, File No. 1-32853). | X | | | | | | | |
| 10.61.1 | Lender Waiver Letter, dated as of March 29, 2023, to Amended and Restated Term Loan Credit Agreement, dated as of March 9, 2022 (incorporated by reference to Exhibit 10.2 to registrant's Quarterly Report of Form 10-Q for the quarter ended March 31, 2023, filed on May 9, 2023, File Nos. 1-32853, 1-4928, 1-3382, 1-3274, 1-1232, 1-3543, 1-6196). | X | X | | X | X | X | X | X |
| 10.62 | Note Purchase Agreement, dated as of May 6, 2011, among Piedmont Natural Gas Company, Inc. and the Purchasers party thereto (incorporated by reference to Exhibit 10 to registrant's Current Report on Form 8-K filed on May 12, 2011, File No. 1-06196). | | | | | | | | X |
| 10.63 | Amended and Restated Limited Liability Company Agreement of Constitution Pipeline Company, LLC dated April 9, 2012, by and among Williams Partners Operating LLC and Cabot Pipeline Holdings LLC (incorporated by reference to Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2013, filed on March 6, 2013, File No. 1-06196). | | | | | | | | X |
| 10.63.1 | First Amendment to Amended and Restated Limited Liability Company Agreement of Constitution Pipeline Company, LLC, dated as of November 9, 2012, by and among Constitution Pipeline Company, LLC, Williams Partners Operating LLC, Cabot Pipeline Holdings LLC, and Piedmont Constitution Pipeline Company, LLC (incorporated by reference to Exhibit 10.2 to registrant's Quarterly Report on Form 10-Q for the quarter ended January 31, 2013, filed on March 6, 2013, File No. 1-06196). | | | | | | | | X |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| 10.63.2 | Second Amendment to Amended and Restated Limited Liability Company Agreement of Constitution Pipeline Company, LLC, dated as of May 29, 2013, by and among Constitution Pipeline Company, LLC, Williams Partners Operating LLC, Cabot Pipeline Holdings LLC, Piedmont Constitution Pipeline Company, LLC, and Capitol Energy Ventures Corp. (incorporated by reference to Exhibit 99.1 to registrant's Current Report on Form 8-K filed on September 4, 2013, File No. 1-06196). | | | | | | | | X |
| 10.64 | Second Amended and Restated Limited Liability Company Agreement of SouthStar Energy Services LLC, dated as of September 1, 2013, by and between Georgia Natural Gas Company and Piedmont Energy Company (incorporated by reference to Exhibit 10.39 to registrant's Annual Report on Form 10-K for the year ended October 31, 2013, filed on December 23, 2013, File No. 1-06196). | | | | | | | | X |
| 10.65 | Limited Liability Company Agreement of Atlantic Coast Pipeline, LLC, dated as of September 2, 2014, by and between Dominion Atlantic Coast Pipeline, LLC, Duke Energy ACP, LLC, Piedmont ACP Company, LLC, and Maple Enterprise Holdings, Inc. (incorporated by reference to Exhibit 10.35 to registrant's Annual Report on Form 10-K for the year ended October 31, 2014, filed on December 23, 2014, File No. 1-06196). | | | | | | | | X |
| 10.66 | Amended and Restated Limited Liability Company Operating Agreement of Duke Energy Indiana Holdco, LLC (incorporated by reference to Exhibit 10.1 to registrants' Current Report on Form 8-K filed on September 8, 2021, File Nos. 1-32853, 1-03543). | X | | | | | | X | |
| 10.67 | Engineering, Procurement and Construction Agreement between Duke Energy Business Services, LLC, as agent for and on behalf of Piedmont Natural Gas Company Inc. and Matrix Service, Inc., dated as of April 30, 2019 (incorporated by reference to Exhibit 10.1 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 6, 2019, File No. 1-06196). (Portions of the exhibit have been omitted for confidentiality.) | | | | | | | | X |
| 10.68 | Decommissioning Services Agreement between Duke Energy Florida, LLC, and ADP CR3, LLC, and ADP SF1, LLC (incorporated by reference to Exhibit 10.3 to registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed on August 6, 2019, File No. 2-5293). (Portions of the exhibit have been omitted for confidentiality.) | | | | | X | | | |
| 10.69 | Form of Forward Sale Agreement (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K filed on November 8, 2019, File No. 1-32853). | X | | | | | | | |
| 10.70 | Lease Agreement dated as of December 23, 2019, between the registrant and CGA 525 South Tryon TIC 1, LLC, a Delaware limited liability company, CGA 525 South Tryon TIC 2, LLC, a Delaware limited liability company, and CK 525 South Tryon TIC, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.64 to registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 20, 2020, File No. 1-4928). | | X | | | | | | |
| 10.71 | Construction Agency Agreement dated as of December 23, 2019, between the registrant and CGA 525 South Tryon TIC 1, LLC, a Delaware limited liability company, CGA 525 South Tryon TIC 2, LLC, a Delaware limited liability company, and CK 525 South Tryon TIC, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 10.65 to registrant's Annual Report on Form 10-K for the year ended December 31, 2019, filed on February 20, 2020, File No. 1-4928). | | X | | | | | | |
| 10.72 | Equity Distribution Agreement, dated November 10, 2022, among Duke Energy Corporation and Barclays Capital, Inc., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Mizuho Securities USA LLC, Scotia Capital (USA) Inc. and SMBC Nikko Securities America, Inc., acting as sales agents, and Barclays Capital Inc., BofA Securities Inc., Credit Suisse Securities (USA) LLC, Mizuho Markets Americas LLC and Scotia Capital (USA) Inc. or their respective affiliates, acting as forward purchasers (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K, filed on November 10, 2022, File No. 1-32853). | X | | | | | | | |
| *19 | Duke Energy Corporation Securities Trading Policy, as amended May 9, 2024 | X | | | | | | | |
| *21 | List of Subsidiaries | X | | | | | | | |
| *23.1.1 | Consent of Independent Registered Public Accounting Firm. | X | | | | | | | |
| *23.1.2 | Consent of Independent Registered Public Accounting Firm. | | X | | | | | | |
| *23.1.3 | Consent of Independent Registered Public Accounting Firm. | | | | X | | | | |
| *23.1.4 | Consent of Independent Registered Public Accounting Firm. | | | | | X | | | |
| *23.1.5 | Consent of Independent Registered Public Accounting Firm. | | | | | | X | | |
| *23.1.6 | Consent of Independent Registered Public Accounting Firm. | | | | | | | X | |
| *23.1.7 | Consent of Independent Registered Public Accounting Firm. | | | | | | | | X |

# PART IV

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| *24.1 | Power of attorney authorizing Lynn J. Good and others to sign the Annual Report on behalf of the registrant and certain of its directors and officers. | X | | | | | | | |
| *24.2 | Certified copy of resolution of the Board of Directors of the registrant authorizing power of attorney. | X | | | | | | | |
| *31.1.1 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | | | | | |
| *31.1.2 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | X | | | | | | |
| *31.1.3 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | X | | | | | |
| *31.1.4 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X | | | | |
| *31.1.5 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X | | | |
| *31.1.6 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | | X | | |
| *31.1.7 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | | | X | |
| *31.1.8 | Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | | | | X |
| *31.2.1 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | X | | | | | | | |
| *31.2.2 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | X | | | | | | |
| *31.2.3 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | X | | | | | |
| *31.2.4 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | X | | | | |
| *31.2.5 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | X | | | |
| *31.2.6 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | | X | | |
| *31.2.7 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | | | X | |
| *31.2.8 | Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. | | | | | | | | X |
| *32.1.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | X | | | | | | | |
| *32.1.2 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | X | | | | | | |
| *32.1.3 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | X | | | | | |
| *32.1.4 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X | | | | |
| *32.1.5 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | X | | | |
| *32.1.6 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | | X | | |
| *32.1.7 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | | | X | |
| *32.1.8 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | | | | X |
| *32.2.1 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | X | | | | | | | |
| *32.2.2 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | X | | | | | | |
| *32.2.3 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | X | | | | | |
| *32.2.4 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | X | | | | |

| Exhibit Number | | Duke Energy | Duke Energy Carolinas | Progress Energy | Duke Energy Progress | Duke Energy Florida | Duke Energy Ohio | Duke Energy Indiana | Piedmont |
|---|---|---|---|---|---|---|---|---|---|
| *32.2.5 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | X | | | |
| *32.2.6 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | | X | | |
| *32.2.7 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | | | X | |
| *32.2.8 | Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. | | | | | | | | X |
| *97** | Duke Energy Corporation Clawback Policy | X | | | | | | | |
| *101.INS | XBRL Instance Document (this does not appear in the Interactive Data File because it's XBRL tags are embedded within the Inline XBRL document). | X | X | X | X | X | X | X | X |
| *101.SCH | XBRL Taxonomy Extension Schema Document | X | X | X | X | X | X | X | X |
| *101.CAL | XBRL Taxonomy Calculation Linkbase Document | X | X | X | X | X | X | X | X |
| *101.LAB | XBRL Taxonomy Label Linkbase Document | X | X | X | X | X | X | X | X |
| *101.PRE | XBRL Taxonomy Presentation Linkbase Document | X | X | X | X | X | X | X | X |
| *101.DEF | XBRL Taxonomy Definition Linkbase Document | X | X | X | X | X | X | X | X |
| *104 | Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101). | X | X | X | X | X | X | X | X |

The total amount of securities of each respective registrant or its subsidiaries authorized under any instrument with respect to long-term debt not filed as an exhibit does not exceed 10% of the total assets of such registrant and its subsidiaries on a consolidated basis. Each registrant agrees, upon request of the SEC, to furnish copies of any or all of such instruments to it.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

DUKE ENERGY CORPORATION
(Registrant)

By: _____/s/ LYNN J. GOOD_____
Lynn J. Good
Chair and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i) /s/ LYNN J. GOOD
Lynn J. Good
Chair and Chief Executive Officer (Principal Executive Officer and Director)

(ii) /s/ BRIAN D. SAVOY
Brian D. Savoy
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii) /s/ CYNTHIA S. LEE
Cynthia S. Lee
Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv) Directors:

| | |
|---|---|
| Derrick Burks* | Lynn J. Good* |
| Annette K. Clayton* | John T. Herron* |
| Theodore F. Craver, Jr.* | Idalene F. Kesner* |
| Robert M. Davis* | E. Marie McKee* |
| Caroline D. Dorsa* | Michael J. Pacilio* |
| W. Roy Dunbar* | Thomas E. Skains* |
| Nicholas C. Fanandakis* | William E. Webster, Jr.* |

Brian D. Savoy, by signing his name hereto, does hereby sign this document on behalf of the registrant and on behalf of each of the above-named persons previously indicated by asterisk (*) pursuant to a power of attorney duly executed by the registrant and such persons, filed with the Securities and Exchange Commission as an exhibit hereto.

By: _____/s/ BRIAN D. SAVOY_____
Attorney-In-Fact

Date: February 27, 2025

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

DUKE ENERGY CAROLINAS, LLC
(Registrant)

By: /s/ LYNN J. GOOD
Lynn J. Good
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i)  /s/ LYNN J. GOOD
Lynn J. Good
Chief Executive Officer (Principal Executive Officer)

(ii)  /s/ BRIAN D. SAVOY
Brian D. Savoy
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii)  /s/ CYNTHIA S. LEE
Cynthia S. Lee
Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv)  Directors:
/s/ KODWO GHARTEY-TAGOE
Kodwo Ghartey-Tagoe

/s/ LYNN J. GOOD
Lynn J. Good

/s/ JULIA S. JANSON
Julia S. Janson

Date: February 27, 2025

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

PROGRESS ENERGY, INC.
(Registrant)

By:               /s/ LYNN J. GOOD
                  Lynn J. Good
                  Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i)    /s/ LYNN J. GOOD
       Lynn J. Good
            Chief Executive Officer (Principal Executive Officer)

(ii)   /s/ BRIAN D. SAVOY
       Brian D. Savoy
            Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii)  /s/ CYNTHIA S. LEE
       Cynthia S. Lee
            Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv)   Directors:
       /s/ KODWO GHARTEY-TAGOE
       Kodwo Ghartey-Tagoe

       /s/ LYNN J. GOOD
       Lynn J. Good

Date: February 27, 2025

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

DUKE ENERGY PROGRESS, LLC
(Registrant)

|  |  |
|---|---|
| By: | /s/ LYNN J. GOOD |
|  | Lynn J. Good |
|  | Chief Executive Officer |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i)    /s/ LYNN J. GOOD
Lynn J. Good
       Chief Executive Officer (Principal Executive Officer)

(ii)    /s/ BRIAN D. SAVOY
Brian D. Savoy
       Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii)    /s/ CYNTHIA S. LEE
Cynthia S. Lee
       Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv)    Directors:
/s/ KODWO GHARTEY-TAGOE
Kodwo Ghartey-Tagoe

/s/ T. PRESTON GILLESPIE JR.
T. Preston Gillespie Jr.

/s/ R. ALEXANDER GLENN
R. Alexander Glenn

/s/ LYNN J. GOOD
Lynn J. Good

/s/ JULIA S. JANSON
Julia S. Janson

Date: February 27, 2025

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

DUKE ENERGY FLORIDA, LLC
(Registrant)

|  | By: | /s/ LYNN J. GOOD |
|---|---|---|
|  |  | Lynn J. Good |
|  |  | Chief Executive Officer |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i) /s/ LYNN J. GOOD
Lynn J. Good
Chief Executive Officer (Principal Executive Officer)

(ii) /s/ BRIAN D. SAVOY
Brian D. Savoy
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii) /s/ CYNTHIA S. LEE
Cynthia S. Lee
Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv) Directors:
/s/ KODWO GHARTEY-TAGOE
Kodwo Ghartey-Tagoe

/s/ T. PRESTON GILLESPIE JR.
T. Preston Gillespie Jr.

/s/ R. ALEXANDER GLENN
R. Alexander Glenn

/s/ LYNN J. GOOD
Lynn J. Good

/s/ JULIA S. JANSON
Julia S. Janson

Date: February 27, 2025

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

DUKE ENERGY OHIO, INC.
(Registrant)

By:      /s/ LYNN J. GOOD

Lynn J. Good
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i)    /s/ LYNN J. GOOD
Lynn J. Good
     Chief Executive Officer (Principal Executive Officer)

(ii)    /s/ BRIAN D. SAVOY
Brian D. Savoy
     Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii)    /s/ CYNTHIA S. LEE
Cynthia S. Lee
     Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv)    Directors:
/s/ KODWO GHARTEY-TAGOE
Kodwo Ghartey-Tagoe

/s/ R. ALEXANDER GLENN
R. Alexander Glenn

/s/ LYNN J. GOOD
Lynn J. Good

Date: February 27, 2025

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

DUKE ENERGY INDIANA, LLC
(Registrant)

By:                    /s/ LYNN J. GOOD
                          Lynn J. Good
                       Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i)    /s/ LYNN J. GOOD
       Lynn J. Good
              Chief Executive Officer (Principal Executive Officer)

(ii)   /s/ BRIAN D. SAVOY
       Brian D. Savoy
              Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii)  /s/ CYNTHIA S. LEE
       Cynthia S. Lee
              Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv)   Directors:
       /s/ R. ALEXANDER GLENN
       R. Alexander Glenn

       /s/ KELLEY A. KARN
       Kelley A. Karn

       /s/ STAN PINEGAR
       Stan Pinegar

Date: February 27, 2025

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2025

PIEDMONT NATURAL GAS COMPANY, INC.
(Registrant)

|  |  |
|---|---|
| By: | /s/ LYNN J. GOOD |
|  | Lynn J. Good |
|  | Chief Executive Officer |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

(i)      /s/ LYNN J. GOOD
         Lynn J. Good
              Chief Executive Officer (Principal Executive Officer)

(ii)     /s/ BRIAN D. SAVOY
         Brian D. Savoy
              Executive Vice President and Chief Financial Officer (Principal Financial Officer)

(iii)    /s/ CYNTHIA S. LEE
         Cynthia S. Lee
              Senior Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)

(iv)     Directors:
         /s/ KODWO GHARTEY-TAGOE
         Kodwo Ghartey-Tagoe

         /s/ LYNN J. GOOD
         Lynn J. Good

         /s/ BRIAN D. SAVOY
         Brian D. Savoy

Date: February 27, 2025

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# Duke Energy at a Glance

## Electric Utilities and Infrastructure
### Generation Diversity (percent owned capacity)[1]



- **45%** Natural Gas/Fuel Oil
- **28%** Coal
- **17%** Nuclear
- **10%** Hydro and Renewable

### Generated (net output gigawatt-hours (GWh))[2]



- **44%** Natural Gas/Fuel Oil
- **35%** Nuclear
- **18%** Coal
- **3%** Hydro and Renewable

### Customer Diversity (in billed GWh sales)[2]



- **34%** Residential
- **31%** General Services
- **18%** Industrial
- **17%** Wholesale/Other

Electric Utilities and Infrastructure conducts operations primarily through the regulated public utilities of Duke Energy Carolinas, Duke Energy Progress, Duke Energy Florida, Duke Energy Indiana, Duke Energy Ohio and Duke Energy Kentucky.

### Electric Operations
- Owns approximately 55,139 megawatts (MW) of generating capacity
- Service area covers about 90,000 square miles with an estimated population of 27 million
- Service to approximately 8.6 million residential, commercial and industrial customers
- 286,600 miles of distribution lines and a 31,700-mile transmission system
- 21% of coal generation capacity has dual-fuel capability

## Natural Gas Customer Diversity

Gas Utilities and Infrastructure conducts natural gas distribution operations primarily through the regulated public utilities of Piedmont Natural Gas and Duke Energy Ohio.

### Natural Gas Operations (throughput)



- **59%** Power Gen
- **15%** Industrial
- **13%** Residential
- **9%** General Services
- **4%** Other

- Regulated natural gas transmission and distribution services to over 1.7 million customers in the Carolinas, Tennessee, southwestern Ohio and Northern Kentucky
- Maintains 36,300 miles of natural gas transmission and distribution pipelines and 29,700 miles of natural gas service pipelines

[1]As of December 31, 2024. [2]For the year ended December 31, 2024.



BUILDING A **SMARTER** ENERGY FUTURE ®

Featured substation located in Duke Energy Progress jurisdiction.

**DUKE ENERGY CORPORATION** 2024 ANNUAL REPORT AND FORM 10-K